As filed with the Securities and Exchange Commission on April 28, 2026

Registration No. 333-294804

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

to

FORM S-4

REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933

VYNE THERAPEUTICS INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	45-3757789
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

P.O. Box 125

Stewartsville, NJ 08886

(800) 775-7936

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mutya Harsch

Chief Legal Officer and General Counsel

VYNE Therapeutics Inc.

P.O. Box 125

Stewartsville, NJ 08886

(800) 775-7936

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Mark Ballantyne Kevin Cooper Minkyu Park Paul Alexander Cooley LLP One Freedom Square, Reston Town Center 11951 Freedom Drive Reston, VA 20190 (703) 456-8000	Ryan Murr, Esq. Branden Berns, Esq. Melanie Neary, Esq. Gibson, Dunn & Crutcher LLP One Embarcadero Center, Suite 2600 San Francisco, CA 94111 (415) 393-8373

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 28, 2026

PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT

To the Stockholders of VYNE Therapeutics Inc. and Yarrow Bioscience, Inc.,

VYNE Therapeutics Inc., a Delaware corporation (“VYNE”), and Yarrow Bioscience, Inc., a Delaware corporation (“Yarrow”), entered into an Agreement and Plan of Merger and Reorganization, dated as of December 17, 2025, which was amended on January 30, 2026 (as amended, the “Merger Agreement”), pursuant to which, among other matters, Yellow Merger Sub Corp., a direct, wholly owned subsidiary of VYNE (“Merger Sub”), will merge with and into Yarrow, with Yarrow surviving as a wholly owned subsidiary of VYNE and the surviving corporation of the merger (the “Merger”). VYNE following the Merger is referred to herein as the “Combined Company.”

At the effective time of the Merger (the “Effective Time”), (i) each then-outstanding share of Yarrow common stock, par value $0.0001 per share (the “Yarrow Common Stock”), and Yarrow Series A Preferred Stock, par value $0.0001 per share (the “Yarrow Preferred Stock” and, together with the Yarrow Common Stock, the “Yarrow Capital Stock”) (including any shares of Yarrow Common Stock issued in the Yarrow Pre-Closing Financing described below), excluding any shares of Yarrow Capital Stock held as treasury stock immediately prior to the Effective Time and any dissenting shares, will be converted into the right to receive a number of shares of VYNE common stock, par value $0.0001 per share (the “VYNE Common Stock”) and/or VYNE Pre-Funded Warrants (as defined below) equal to the exchange ratio described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 161 of the accompanying proxy statement/prospectus, referred to herein as the “Exchange Ratio,” (ii) each then- outstanding option (a “Yarrow Option”) to purchase shares of Yarrow Common Stock will be converted into and become an option to purchase shares of VYNE Common Stock on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement, and (iii) each then- outstanding and unexercised pre-funded warrant to purchase shares of Yarrow Common Stock (each, a “Yarrow Pre- Funded Warrant”) will be converted into a pre-funded warrant to purchase shares of VYNE Common Stock on the existing terms and conditions (each, a “VYNE Pre-Funded Warrant”), subject to adjustment as set forth in the Merger Agreement and the form of pre-funded warrant. If any shares of Yarrow Common Stock are unvested or subject to a repurchase option or risk of forfeiture at the Effective Time, then the shares of VYNE Common Stock issued in exchange for such shares will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture.

Each share of VYNE Common Stock that is issued and outstanding at the Effective Time will remain issued and outstanding and such shares, subject to the proposed reverse stock split, will be unaffected by the Merger. Prior to the Effective Time, the VYNE board of directors will accelerate the vesting of all options to purchase shares of VYNE Common Stock (“VYNE Options”) and all restricted stock units (“VYNE RSUs”). Each outstanding VYNE Option with an exercise price per share equal to or less than the volume weighted average closing trading price of a share of VYNE Common Stock on The Nasdaq Stock Market LLC (“Nasdaq”) for the five consecutive trading days ending three trading days prior to the Calculation Date (as defined in the Merger Agreement), as reported by Bloomberg L.P. (the “VYNE Closing Price” and such VYNE Options, “In-the-Money VYNE Options”), will be cancelled at the Effective Time and such holder thereof will receive an amount in cash, without interest, less any applicable tax withholding, equal to the product obtained by multiplying the excess of the VYNE Closing Price over the exercise price per share of the VYNE Common Stock underlying such VYNE Option by the number of shares of the VYNE Common Stock underlying such VYNE Option (“VYNE Stock Option Cash Consideration”). Each VYNE Option with an exercise price greater than the VYNE Closing Price (an “Out-of-the-Money VYNE Option”) will be cancelled for no consideration. Immediately prior to the Effective Time, each holder of an accelerated VYNE RSU will be entitled to receive a number of shares of VYNE Common Stock equal to the number of vested and unsettled shares underlying such VYNE RSU.

Based on VYNE’s and Yarrow’s capitalization as of April 17, 2026 and taking into account VYNE’s current cash position, each share of Yarrow Capital Stock is currently estimated to be entitled to receive approximately 35.8455 shares of VYNE Common Stock. This estimated Exchange Ratio does not give effect to the proposed VYNE reverse stock split and is subject to adjustment based on VYNE’s estimated Net Cash (as defined herein) at the Closing as described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 161 of the accompanying proxy statement/prospectus.

In connection with the execution and delivery of the Merger Agreement, certain institutional and accredited investors entered into a stock purchase agreement, pursuant to which such persons invested in a private placement of Yarrow Preferred Stock for an aggregate purchase price of approximately $100 million. Prior to the closing of the Merger (the “Closing”), certain investors entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which such persons have agreed to purchase shares of Yarrow Common Stock or Yarrow Pre-Funded Warrants for an aggregate purchase price of approximately $100 million (the “Yarrow Pre-Closing Financing”). The closing of the Yarrow Pre-Closing Financing is conditioned upon the satisfaction or waiver of the conditions to the Closing as well as certain other conditions. The Yarrow Pre-Closing Financing is more fully described in the accompanying proxy statement/prospectus.

Immediately after the Merger, VYNE securityholders as of immediately prior to the Merger are expected to own approximately 3.0% of the outstanding shares of the Combined Company on a fully-diluted basis, former Yarrow securityholders, excluding shares purchased in the Yarrow Pre-Closing Financing, are expected to own approximately 61.5% of the outstanding shares of the Combined Company on a fully-diluted basis, and shares of Yarrow Common Stock and Yarrow Pre-Funded Warrants issued in the Yarrow Pre-Closing Financing are expected to represent approximately 35.5% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis, subject to certain assumptions.

Shares of VYNE Common Stock are currently listed on The Nasdaq Capital Market under the symbol “VYNE.” VYNE has filed an initial listing application for the Combined Company with Nasdaq. After completion of the Merger, VYNE will be renamed “Yarrow Bioscience, Inc.” and it is expected that the Combined Company common stock will trade on Nasdaq under the symbol “YARW.” On April      , 2026, the last trading day before the date of the accompanying proxy statement/prospectus, the closing sale price of VYNE Common Stock was $       per share. Under the Merger Agreement, each of VYNE’s and Yarrow’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties of various conditions, including that the shares of VYNE Common Stock to be issued in the Merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing. In the event that the shares of VYNE Common Stock to be issued in the Merger are not approved for listing on Nasdaq, it is possible that VYNE and Yarrow may mutually agree to waive the applicable condition and nonetheless proceed with completion of the Merger. If such condition is waived, VYNE will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of stockholders prior to proceeding with the Merger. Accordingly, you are advised that VYNE stockholders will not have certainty regarding the listing of the Combined Company’s shares at the time you are asked to vote at the special meeting described below.

VYNE stockholders are cordially invited to attend the special meeting in lieu of the annual meeting of VYNE stockholders. VYNE is holding its special meeting in lieu of the annual meeting of stockholders (the “VYNE Special Meeting”), on      , 2026, at 10:00 a.m., Eastern Time, unless postponed or adjourned to a later date, in order to obtain the stockholder approvals necessary to complete the Merger and related matters. The VYNE Special Meeting will be held at 1 Crossroads Drive, Suite 201, Bedminster, New Jersey 07921. VYNE stockholders will be able to attend and participate in the VYNE Special Meeting in person where they will be able to ask questions and vote. At the VYNE Special Meeting, VYNE will ask its stockholders to:

1.

Approve the issuance of shares of VYNE Common Stock (including the shares of VYNE Common Stock issuable upon exercise of the VYNE Pre-Funded Warrants) to stockholders of Yarrow pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, which will (i) represent more than 20% of the shares of VYNE Common Stock outstanding immediately prior to the Merger under Nasdaq Listing Rule 5635(a), and (ii) result in a change of control under Nasdaq Listing Rule 5635(b) (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 1”);

2.

Approve an amendment to the amended and restated certificate of incorporation of VYNE (the “VYNE Charter”) to effect a reverse stock split of VYNE’s issued and outstanding common stock at a ratio determined by the VYNE board of directors and agreed to by Yarrow, of one new share of VYNE Common Stock for every 10 to 70 shares (or any number in between) of outstanding VYNE Common Stock, in the form attached as Annex C to the accompanying proxy statement/prospectus (the “Reverse Stock Split Proposal” or “Proposal No. 2”);

3.

Approve an amendment to the VYNE Charter to increase the number of shares of VYNE Common Stock that VYNE is authorized to issue from 150,000,000 to 300,000,000, in the form attached as Annex D to the accompanying proxy statement/prospectus (the “Authorized Share Increase Proposal” or “Proposal No. 3”);

4.	Approve the Yarrow Bioscience, Inc. 2026 Stock Incentive Plan (the “Stock Plan Proposal” or “Proposal No. 4”);
5.	Approve the Yarrow Bioscience, Inc. 2026 Employee Stock Purchase Plan (the “ESPP Proposal” or “Proposal No. 5”);
6.

Elect the Class II director, Sharon Barbari, to the VYNE board of directors to hold office until VYNE’s 2029 annual meeting of stockholders and until her successor has been duly elected and qualified, or until her earlier death, resignation or removal; provided that if the Merger is consummated, the approval of Proposal No. 6 will only have an effect until the completion of the Merger because the composition of the VYNE board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement (the “Director Election Proposal” or “Proposal No. 6”);

7.

Ratify the appointment of Baker Tilly US, LLP as VYNE’s independent registered public accounting firm for fiscal year ending December 31, 2026 (the “Auditor Ratification Proposal” or “Proposal No. 7”);

8.

Approve, on an advisory basis, certain compensation arrangements for VYNE’s named executive officers that are based on or otherwise relate to the Merger (the “Merger Compensation Proposal” or “Proposal No. 8”);

9.

Approve, on an advisory basis, the compensation of VYNE’s named executive officers, as disclosed in this proxy/ statement prospectus (the “Executive Compensation Ratification Proposal” or “Proposal No. 9”);

10.

Approve an adjournment of the VYNE Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3 (the “Adjournment Proposal” or “Proposal No. 10”); and

11.	Transact such other business as may properly come before the stockholders at the VYNE Special Meeting or any adjournment or postponement thereof.

As described in the accompanying proxy statement/prospectus, certain VYNE stockholders who in the aggregate beneficially owned approximately 4.65% of the outstanding shares of VYNE Common Stock as of April 17, 2026, and certain Yarrow stockholders who in the aggregate owned approximately 95.9% of the outstanding shares of Yarrow capital stock as of April 17, 2026, are parties to stockholder support agreements with VYNE and Yarrow whereby such stockholders have agreed to vote in favor of the approval of the transactions contemplated therein, including, with respect to such Yarrow stockholders, adoption of the Merger Agreement and approval of the Merger and, with respect to such VYNE stockholders, Proposal Nos. 1 – 2, subject to the terms of the support agreements. Following the effectiveness of the registration statement on Form S-4 of which the accompanying proxy statement/prospectus is a part and pursuant to the Merger Agreement, Yarrow stockholders holding a sufficient number of shares of Yarrow capital stock to adopt the Merger Agreement and approve the Merger and related transactions will be asked to execute written consents providing for such adoption and approval.

Further, prior to the Effective Time, the VYNE board of directors expects to declare and set aside the aggregate cash amount to be paid in accordance with a pre-Closing special cash dividend (the “Cash Dividend”) to holders of record of outstanding shares of VYNE Common Stock and outstanding VYNE warrants (the “VYNE Warrants”) as of a record date prior to the Effective Time, to be set by the VYNE board of directors as close as reasonably practicable to (but not later than) the anticipated Closing. The ex-dividend date in respect of such Cash Dividend will be determined by Nasdaq. VYNE stockholders of record who continue to hold their eligible shares of VYNE Common Stock or VYNE Warrants until market open on the ex-dividend date will be entitled to payment of the Cash Dividend. The Cash Dividend will be equal in the aggregate to VYNE’s reasonable, good faith approximation of the amount by which VYNE’s Net Cash (as determined pursuant to the Merger Agreement) is expected to exceed $0 as of the Closing. The aggregate amount of the Cash Dividend is expected to be approximately $14.5 million to $16.5 million.

After careful consideration, each of the VYNE and Yarrow boards of directors have approved the Merger Agreement and have determined that it is advisable to consummate the Merger. The VYNE board of directors has approved the proposals described in the accompanying proxy statement/prospectus and recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.

More information about VYNE, Yarrow, the Merger Agreement and transactions contemplated thereby and the foregoing proposals is contained in the accompanying proxy statement/prospectus. VYNE urges you to read the accompanying proxy statement/ prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 27 OF THE ACCOMPANYING PROXY STATEMENT/ PROSPECTUS.

VYNE and Yarrow are excited about the opportunities the Merger brings to VYNE’s and Yarrow’s stockholders and thank you for your consideration and continued support. Sincerely,

David Domzalski	Rebecca Frey
Chief Executive Officer	Chief Executive Officer
VYNE Therapeutics Inc.	Yarrow Bioscience, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated         , 2026, and is first being mailed to VYNE’s stockholders on or about         , 2026.

VYNE THERAPEUTICS INC.

P.O. Box 125

Stewartsville, NJ 08886

(800) 775-7936

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS IN LIEU OF ANNUAL MEETING OF STOCKHOLDERS

To the stockholders of VYNE Therapeutics Inc. (“VYNE”):

NOTICE IS HEREBY GIVEN that a special meeting in lieu of the annual meeting of stockholders (the “VYNE Special Meeting”), will be held on      , 2026, at 10:00 a.m., Eastern Time, unless postponed or adjourned to a later date. The VYNE Special Meeting will be held at 1 Crossroads Drive, Suite 201, Bedminster, New Jersey 07921. You will be able to attend and participate in the VYNE Special Meeting in person where you will be able to ask questions and vote.

The VYNE Special Meeting will be held for the following purposes:

1.

To approve the issuance of shares of common stock of VYNE, par value $0.0001 per share (the “VYNE Common Stock”), (including the shares of VYNE Common Stock issuable upon exercise of VYNE Pre-Funded Warrants) to stockholders of Yarrow Bioscience, Inc. (“Yarrow”) pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of December 17, 2025, and amended on January 30, 2026 (as amended, the “Merger Agreement”), by and among VYNE, Yarrow and Yellow Merger Sub Corp. (“Merger Sub”), a copy of which is attached as Annex A, pursuant to which, among other matters, Merger Sub will merge with and into Yarrow, with Yarrow surviving as a wholly owned subsidiary of VYNE and the surviving corporation of the merger (the “Merger”), which will (i) represent more than 20% of the shares of VYNE Common Stock outstanding immediately prior to the Merger under Nasdaq Listing Rule 5635(a), and (ii) result in a change of control under Nasdaq Listing Rule 5635(b);

2.

To approve an amendment to the amended and restated certificate of incorporation of VYNE (the “VYNE Charter”) to effect a reverse stock split of VYNE’s issued and outstanding common stock at a ratio determined by the VYNE board of directors and agreed to by Yarrow, of one new share of VYNE Common Stock for every 10 to 70 shares (or any number in between) of outstanding VYNE Common Stock, in the form attached as Annex C;

3.	To approve an amendment to the VYNE Charter to increase the number of shares of VYNE Common Stock that VYNE is authorized to issue from 150,000,000 to 300,000,000, in the form attached as Annex D;
4.	To approve the Yarrow Bioscience, Inc. 2026 Stock Incentive Plan;
5.	To approve the Yarrow Bioscience, Inc. 2026 Employee Stock Purchase Plan;
6.

To elect the Class II director, Sharon Barbari, to the VYNE board of directors to hold office until VYNE’s 2029 annual meeting of stockholders and until her successor has been duly elected and qualified, or until her earlier death, resignation or removal; provided that if the Merger is consummated, the approval of Proposal No. 6 will only have an effect until the completion of the Merger because the composition of the VYNE board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement;

7.	To ratify the appointment of Baker Tilly US, LLP as VYNE’s independent registered public accounting firm for fiscal year ending December 31, 2026;
8.	To approve, on an advisory basis, certain compensation arrangements for VYNE’s named executive officers that are based on or otherwise relate to the Merger;
9.	To approve, on an advisory basis, the compensation of VYNE’s named executive officers, as disclosed in this proxy/statement prospectus;
10.	To approve an adjournment of the VYNE Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2; and

11.	To transact such other business as may properly come before the stockholders at the VYNE Special Meeting or any adjournment or postponement thereof.

Record Date: The VYNE board of directors has fixed April 24, 2026 as the record date for the determination of stockholders entitled to notice of, and to vote at, the VYNE Special Meeting and any adjournment or postponement thereof. Only holders of record of shares of VYNE Common Stock at the close of business on the record date are entitled to notice of, and to vote at, the VYNE Special Meeting. At the close of business on the record date, VYNE had 33,352,858 shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of a majority of the votes properly cast for and against by the holders of VYNE Common Stock at the VYNE Special Meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 3, 4, 5, 7, 8, 9 and 10. The affirmative vote of a plurality of the votes properly cast by the holders of VYNE Common Stock entitled to vote at the VYNE Special Meeting, assuming a quorum is present, is required for the election of the director nominated via Proposal No. 6. Approval of each of Proposal No. 1 and Proposal No. 2 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1 and 2. The approval of Proposal Nos. 3, 4, 5 and 8 are not conditions to the completion of the Merger, however, each of these proposals are conditioned on the consummation of the Merger and will not be implemented if the Merger is not consummated. Approval of Proposal Nos. 2, 6, 7, 9 and 10 are requested whether or not the Merger is consummated.

Even if you plan to attend the VYNE Special Meeting, VYNE requests that you sign and return the enclosed proxy or vote by mail or online to ensure that your shares will be represented at the VYNE Special Meeting if you are unable to attend. You may change or revoke your proxy at any time before it is voted at the VYNE Special Meeting.

VYNE’S BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO VYNE AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. VYNE’S BOARD OF DIRECTORS RECOMMENDS THAT VYNE STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders’ Meeting to Be Held on      , 2026 at 10:00 a.m., Eastern Time at 1 Crossroads Drive, Suite 201, Bedminster, New Jersey 07921.

The proxy statement/prospectus and annual report to stockholders in connection with the special meeting in lieu of annual meeting are available at https://materials.proxyvote.com/92941V.

By Order of the VYNE Board of Directors,

David Domzalski

Chief Executive Officer

           , 2026

EXPLANATORY NOTE

The issuances of (i) all shares of VYNE Common Stock and/or VYNE Pre-Funded Warrants, as applicable, in exchange for each share of Yarrow Capital Stock (including shares of Yarrow Common Stock issued in the Yarrow Pre-Closing Financing), (ii) all shares of VYNE Common Stock issuable upon exercise of VYNE Pre-Funded Warrants issued in exchange for Yarrow Pre-Funded Warrants sold in the Yarrow Pre-Closing Financing and/or existing shares of Yarrow Capital Stock, as applicable, (iii) all VYNE Pre-Funded Warrants in exchange for each Yarrow Pre-Funded Warrant and (iv) all options to purchase shares of VYNE Common Stock issued in exchange for options to purchase shares of Yarrow Common Stock are intended to be covered by this registration statement on Form S-4 of which this proxy statement/prospectus is a part.

There is no difference between (A) the shares of VYNE Common Stock that will be issued in exchange for each share of Yarrow Common Stock issued in the Yarrow Pre-Closing Financing, (B) the shares of VYNE Common Stock that will be issued in exchange for each other share of Yarrow Capital Stock not exchanged for a VYNE Pre-Funded Warrant, (C) the shares of VYNE Common Stock that will be issuable upon the exercise of VYNE Pre-Funded Warrants that will be issued in exchange for Yarrow Pre-Funded Warrants sold in the Yarrow Pre-Closing Financing and/or existing shares of Yarrow Capital stock, as applicable, (D) the VYNE Pre-Funded Warrants that will be issued in exchange for each Yarrow Pre- Funded Warrant and/or existing share of Yarrow Capital Stock and (E) the options to purchase shares of VYNE Common Stock that will be issued in exchange for options to purchase shares of Yarrow Common Stock, as applicable.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about VYNE Therapeutics Inc. that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission website (www.sec.gov) or upon your written or oral request by contacting the Corporate Secretary of VYNE Therapeutics Inc. by calling (800) 775-7936 or via email to mutya.harsch@vynetx.com.

To ensure timely delivery of these documents, any request should be made no later than      , 2026 to receive them before the VYNE Special Meeting.

For additional details about where you can find information about VYNE, please see the section titled “Where You Can Find More Information” beginning on page 348 of this proxy statement/prospectus.

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.

The following section provides answers to frequently asked questions about the Merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the Merger?
A:

On December 17, 2025, VYNE, Yarrow and Merger Sub entered into the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, which was subsequently amended on January 30, 2026, a copy of which amendment is attached to this proxy statement/prospectus as Annex B. The Merger Agreement contains the terms and conditions of the proposed Merger. Pursuant to the Merger Agreement, Merger Sub will merge with and into Yarrow, with Yarrow continuing as a wholly owned subsidiary of VYNE and the surviving corporation of the Merger. This transaction is referred to in this proxy statement/prospectus as the “Merger.” In connection with the Merger, VYNE will change its corporate name to “Yarrow Bioscience, Inc.”

Q:	What will Yarrow securityholders receive in the Merger?
A:

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each then-outstanding share of Yarrow Capital Stock (including shares of Yarrow Common Stock issued in the Yarrow Pre-Closing Financing), excluding any shares of Yarrow Capital Stock to be cancelled pursuant to the Merger Agreement and any dissenting shares, will be converted into the right to receive a number of shares of VYNE Common Stock and/or VYNE Pre-Funded Warrants, as applicable, equal to the Exchange Ratio (described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 161 of this proxy statement/ prospectus), (ii) each then- outstanding Yarrow Option will be converted into and become an option to purchase shares of VYNE Common Stock on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement, and (iii) each then- outstanding and unexercised Yarrow Pre-Funded Warrant will be converted into a VYNE Pre-Funded Warrant, subject to adjustment as set forth in the Merger Agreement and the form of pre-funded warrant.

For a more complete description of the treatment of Yarrow securities in the Merger, please see the sections titled “The Merger Agreement — Merger Consideration,” and “The Merger Agreement — Exchange Ratio” beginning on page 160 of this proxy statement/ prospectus. For a description of the effect of the Yarrow Pre-Closing Financing on Yarrow’s current securityholders, please see the section titled “Agreements Related to the Merger — Securities Purchase Agreement” beginning on page 177 of this proxy statement/prospectus.

Q:	What will VYNE securityholders receive in the Merger?
A:

Each share of VYNE Common Stock that is issued and outstanding at the effective time of the Merger will remain issued and outstanding and such shares, subject to the proposed reverse stock split, will be unaffected by the Merger. Prior to the Effective Time, the VYNE board of directors will accelerate the vesting of all VYNE Options and VYNE RSUs. Each outstanding VYNE Option with an exercise price less than or equal to the VYNE Closing Price will be cancelled at the Effective Time and such holder thereof will receive an amount in cash, without interest, less any applicable tax withholding, equal to the product obtained by multiplying the excess of the VYNE Closing Price over the exercise price per share of the VYNE Common Stock underlying such VYNE Option by the number of shares of the VYNE Common Stock underlying such VYNE Option. Each holder of an accelerated VYNE RSU will be entitled to receive a number of shares of VYNE Common Stock equal to the number of vested and unsettled shares underlying such VYNE RSU.

Immediately after the Merger, VYNE securityholders as of immediately prior to the Merger are expected to own approximately 3.0% of the outstanding shares of the Combined Company on a fully- diluted basis, former Yarrow securityholders, excluding shares purchased in the Yarrow Pre-Closing Financing, are expected to own approximately 61.5% of the outstanding shares of the Combined Company on a fully-diluted basis, and shares and pre-funded warrants issued in the Yarrow Pre- Closing Financing are expected to represent approximately 35.5% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, VYNE’s Net Cash as of Closing being approximately $0.

In addition, prior to the Effective Time, the VYNE board of directors expects to declare the Cash Dividend to stockholders of record of outstanding shares of VYNE Common Stock and holders of VYNE Warrants as of the record date prior to the Effective Time, to be set by the VYNE board of directors as close as reasonably practicable to (but not later than) the Effective Time. The ex-dividend date in respect of such Cash Dividend will be determined by Nasdaq. VYNE stockholders of record and holders of VYNE Warrants who continue to hold their eligible shares of VYNE Common Stock or VYNE Warrants, respectively, until market open on the ex-dividend date will be entitled to payment of the Cash Dividend. The Cash Dividend will be equal in the aggregate to VYNE’s reasonable, good faith approximation of the amount by which VYNE’s Net Cash (as determined pursuant to the Merger Agreement) is expected to exceed $0. VYNE currently estimates that the aggregate amount of cash to be distributed to stockholders of record as of the record date for the Cash Dividend will be approximately $14.5 million to $16.5 million.

For a more complete description of the treatment of VYNE securities in the Merger, please see the sections titled “The Merger Agreement — Merger Consideration,” “The Merger Agreement — Exchange Ratio,” and “Market Price and Dividend Information” beginning on pages 160, 161 and 26, respectively, of this proxy statement/prospectus.

Q:	Why are the two companies proposing to merge?
A:

VYNE and Yarrow believe that combining the two companies will result in a leading company focused on developing novel biotherapeutics to treat autoimmune diseases affecting the thyroid. If the Merger is completed, the business of Yarrow will continue as the business of the Combined Company, and the Combined Company may continue to pursue opportunities for VYNE’s legacy product candidates, which may include sales, out-licensing, partnerships or other strategic transactions, or terminate their development. For a more complete description of the reasons for the Merger, please see the sections titled “The Merger — VYNE’s Reasons for the Merger” and “The Merger — Yarrow’s Reasons for the Merger” beginning on pages 130 and 134, respectively, of this proxy statement/prospectus.

Q:	What will happen to VYNE’s legacy product candidates repibresib and VYN202?
A:

Following completion of the Merger, the combined company currently plans to focus on advancing YB-101 (also known as GS-098), a clinical-stage thyroid stimulating hormone receptor (“TSHR”) antibody for the treatment of GD, and exploring a clinical development plan for the treatment of thyroid eye disease (“TED”) and does not intend to continue development of any of VYNE’s legacy product candidates. However, at this time VYNE is continuing to conduct the activities described in the section titled “VYNE’s Business”, including an ongoing 12-week non-clinical toxicology study of VYN202 in dogs. VYNE is currently evaluating opportunities for repibresib and VYN202, which may include a sale, license, transfer, disposition, divestiture or other monetization transaction to a third party or to a related party so long as the transaction would not result in material post-closing obligations to the Combined Company without Yarrow’s consent. If repibresib or VYN202 are divested prior to the Merger closing, any proceeds would be added to VYNE’s Net Cash and factored into the Cash Dividend calculations, as described below, at closing. If they are not divested, the Combined Company may continue to pursue opportunities for VYNE’s legacy product candidates or terminate their development, which would return the rights to VYNE’s licensing partner Tay Therapeutics. If the Merger Agreement is terminated, VYNE may pursue other strategic alternatives, including financing opportunities, or liquidation.

Q:	What will happen to VYNE if, for any reason, the Merger with Yarrow does not close?
A:

VYNE has invested significant time and has incurred, and expects to continue to incur, significant expenses related to the proposed Merger with Yarrow. In the event the Merger does not close, VYNE will have a limited ability to continue its current operations indefinitely. Although the VYNE board of directors may elect, among other things, to attempt to complete another strategic transaction if the Merger with Yarrow does not close, the VYNE board of directors may instead take steps necessary to liquidate or dissolve VYNE’s business and assets if a viable alternative transaction is not available. If VYNE decides to dissolve and liquidate its assets, VYNE would be required to pay all of its contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurance as to the amount of and the timing for such liquidation and distribution, or as to the available cash that will be left to distribute to stockholders after paying the obligations of VYNE and setting aside funds for reserves.

Q:	Why am I receiving this proxy statement/prospectus?
A:

You are receiving this proxy statement/prospectus because you have been identified as a stockholder of VYNE as of the applicable record date, and you are entitled to vote to approve the matters set forth herein. This document serves as:

●	a proxy statement of VYNE used to solicit proxies for the VYNE Special Meeting to vote on the matters set forth herein;
●	a prospectus of VYNE used to offer (i) shares of VYNE Common Stock and/or VYNE Pre-Funded Warrants, as applicable, issued in exchange for shares of Yarrow Capital Stock (including shares of Yarrow Common Stock issued in the Yarrow Pre-Closing Financing) and (ii) shares of VYNE Common Stock issuable upon exercise of VYNE Pre-Funded Warrants issued in exchange for Yarrow Pre-Funded Warrants sold in the Yarrow Pre-Closing Financing (see the section titled “EXPLANATORY NOTE” on page i of this proxy statement/prospectus); and
●	the annual report of VYNE provided as the VYNE Special Meeting is in lieu of VYNE’s annual meeting.
Q:	What is the Yarrow Pre-Closing Financing?
A:

On December 17, 2025, concurrently with the execution and delivery of the Merger Agreement, Yarrow entered into the Securities Purchase Agreement with certain investors named therein, including, among others, RTW, OrbiMed, Janus Henderson Investors, venBio Partners, Logos Capital, LifeSci Venture Partners and Perceptive Advisors, pursuant to which such investors agreed to purchase shares of Yarrow Common Stock and Yarrow Pre-Funded Warrants at an estimated purchase price of $7.06 per share and $7.0599 per pre-funded warrant for an aggregate purchase price of approximately $100.0 million. Shares of Yarrow Common Stock and Yarrow Pre-Funded Warrants issued pursuant to this financing transaction will be converted into shares of VYNE Common Stock and VYNE Pre-Funded Warrants in accordance with the Exchange Ratio and the Merger Agreement. VYNE stockholders should not consider investments made by Yarrow’s existing investors as a factor when deciding on how to vote on the proposals in this proxy statement/prospectus, since Yarrow’s existing investors may have had different risk tolerances. LifeSci Venture Partners has committed to purchase $10 million of shares of Yarrow Common Stock and Yarrow Pre-Funded Warrants in the Yarrow Pre-Closing Financing and previously purchased $10 million of shares of Yarrow Preferred Stock concurrently with the signing of the Merger Agreement. Life Sci Venture Partners is an affiliate of LifeSci Capital LLC, VYNE’s financial advisor, which provided the VYNE board of directors with an opinion that as of December 16, 2025 and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in its written opinion, the Exchange Ratio to be paid by VYNE pursuant to the Merger Agreement was fair, from a financial point of view, to VYNE. As a result, LifeSci Capital LLC could be viewed to have a conflict of interest because its affiliate has a financial interest in the consummation of the Merger and the Yarrow Pre-Closing Financing, which could create the appearance that its advice may be influenced by interests that differ from, or are in addition to, those of VYNE stockholders.

Immediately after the Merger, the shares of Yarrow Common Stock and Yarrow Pre-Funded Warrants issued in the Yarrow Pre-Closing Financing are expected to represent approximately 35.5% of the outstanding shares of the Combined Company common stock. VYNE, Yarrow and the investors participating in the Yarrow Pre-Closing Financing have also agreed to enter into a registration rights agreement at the closing of the Yarrow Pre-Closing Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration and resale of certain shares of VYNE Common Stock that are held by the investors participating in the Yarrow Pre-Closing Financing from time to time pursuant to Rule 415. The closing of the Yarrow Pre-Closing Financing is conditioned upon the satisfaction or waiver of the conditions to the Closing as well as certain other conditions. The closing of the Yarrow Pre-Closing Financing is not a condition to the closing of the Merger.

Therefore, VYNE stockholders are being asked to vote on the Merger without assurance that the proceeds of the Yarrow Pre-Closing Financing will be available at the time the Merger is consummated. The investors in the Yarrow Pre-Closing Financing have executed binding purchase agreements and are obligated to fund their respective commitments at closing, and Yarrow would be entitled to pursue specific performance and other contractual remedies to enforce those obligations. However, if the Merger closes before the financing proceeds are received, the Combined Company would initially operate using its then-available cash resources and may need to adjust the timing or scope of certain expenditures until such proceeds are received or alternative capital is obtained.

For a more complete description of the Yarrow Pre-Closing Financing, please see the sections titled “Agreements Related to the Merger — Securities Purchase Agreement” and “Agreements Related to the Merger — Registration Rights Agreement” beginning on pages 177 and 179 of this proxy statement/ prospectus, respectively.

Q:What proposals will be voted on at the VYNE Special Meeting in connection with the Merger?

A:

Pursuant to the terms of the Merger Agreement, the following proposals must be approved by the requisite stockholder vote at the VYNE Special Meeting in order for the Merger to close (the “Merger Proposals”):

●	Proposal No. 1 — The Nasdaq Stock Issuance Proposal to approve the issuance of shares of VYNE Common Stock (including the shares of VYNE Common Stock issuable upon exercise of the VYNE Pre-Funded Warrants) to stockholders of Yarrow pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A, which will (i) represent more than 20% of the shares of VYNE Common Stock outstanding immediately prior to the Merger under Nasdaq Listing Rule 5635(a), and (ii) result in a change of control under Nasdaq Listing Rule 5635(b); and
●	Proposal No. 2 — The Reverse Stock Split Proposal to approve an amendment to the VYNE Charter to effect a reverse stock split of VYNE’s issued and outstanding common stock at a ratio determined by the VYNE board of directors and agreed to by Yarrow, of one new share of VYNE Common Stock for every 10 to 70 shares (or any number in between) of outstanding VYNE Common Stock, in the form attached as Annex C.

Approval of each of Proposal Nos. 1 and 2 is a condition to completion of the Merger. The issuance of VYNE Common Stock in connection with the Merger and the change of control resulting from the Merger will not take place unless Proposal No. 1 is approved by VYNE stockholders and the Merger is consummated. The amendment to the VYNE Charter to effect a reverse stock split of VYNE’s issued and outstanding common stock will not take place unless Proposal No. 2 is approved by the requisite VYNE stockholders but is expected to take place whether or not the Merger is consummated.

In addition to the requirement of obtaining VYNE stockholder approval, the Closing is subject to the satisfaction or waiver of each of the other closing conditions set forth in the Merger Agreement. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 173 of this proxy statement/prospectus.

The presence, in person or being represented by proxy, at the VYNE Special Meeting of the holders of one-third of the shares of VYNE Common Stock outstanding and entitled to vote at the VYNE Special Meeting is necessary to constitute a quorum at the meeting for the purpose of approving the Merger Proposals.

Q:	What proposals are to be voted on at the VYNE Special Meeting, other than the Merger Proposals?
A:	At the VYNE Special Meeting, the holders of VYNE Common Stock will also be asked to approve the following proposals:
●	Proposal No. 3 — The Authorized Share Increase Proposal to approve an amendment to the VYNE Charter to increase the number of shares of VYNE Common Stock that VYNE is authorized to issue from 150,000,000 to 300,000,000, in the form attached as Annex D to this proxy statement/ prospectus.
●	Proposal No. 4 — The Stock Plan Proposal to approve the Yarrow Bioscience, Inc. 2026 Stock Incentive Plan;
●	Proposal No. 5 — The ESPP Proposal to approve the Yarrow Bioscience, Inc. 2026 Employee Stock Purchase Plan;
●	Proposal No. 6 — The Director Election Proposal to elect the Class II director nominee named in the accompanying proxy statement/prospectus to the VYNE board of directors, to serve until VYNE’s 2029 annual meeting of stockholders or until her successor has been duly elected and qualified, or until their earlier death, resignation or removal;
●	Proposal No. 7 — The Auditor Ratification Proposal to ratify the selection of Baker Tilly US, LLP as VYNE’s independent registered public accounting firm for the fiscal year ending December 31, 2026;
●	Proposal No. 8 — The Merger Compensation Proposal to approve, on an advisory basis, certain compensation arrangements for VYNE’s named executive officers that are based on or otherwise relate to the Merger;

●	Proposal No. 9 — The Executive Compensation Ratification Proposal to approve, on an advisory basis, the compensation of VYNE’s named executive officers, as disclosed in this proxy/statement prospectus;
●	Proposal No. 10 — The Adjournment Proposal to approve an adjournment of the VYNE Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2.

The approvals of Proposal Nos. 3, 4, 5, 6, 7, 8, 9 and 10 are not conditions to the completion of the Merger. The implementation of Proposal Nos. 3, 4, 5 and 8 are each conditioned on the consummation of the Merger. VYNE does not expect that any matter other than the Proposals will be brought before the VYNE Special Meeting.

The presence, in person or being represented by proxy, at the VYNE Special Meeting of the holders of at least one-third of the shares of VYNE Common Stock outstanding and entitled to vote at the VYNE Special Meeting is necessary to constitute a quorum at the meeting for the purpose of approving the proposals.

Q:	What stockholder votes are required to approve the proposals at the VYNE Special Meeting?
A:

The presence, in person or being represented by proxy, at the VYNE Special Meeting of the holders of at least one-third of the shares of VYNE Common Stock outstanding and entitled to vote at the VYNE Special Meeting is necessary to constitute a quorum at the meeting for the purpose of approving the proposals. Abstentions or “WITHHOLD” votes and broker non-votes will be counted towards the presence of a quorum. The affirmative vote of a majority of the votes properly cast for and against by the holders of VYNE Common Stock at the VYNE Special Meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 3, 4, 5, 7, 8, 9 and 10. The affirmative vote of a plurality of the votes properly cast by the holders of VYNE Common Stock entitled to vote at the VYNE Special Meeting, assuming a quorum is present, is required for the election of the director nominated via Proposal No. 6. Each of Proposal No. 1 and Proposal No. 2 is a condition to completion of the Merger. The closing of the Yarrow Pre-Closing Financing is conditioned upon the satisfaction or waiver of each of the conditions to the closing of the Merger as well as certain other conditions. Therefore, the Merger and the Yarrow Pre-Closing Financing cannot be consummated without the approval of Proposal Nos. 1 and 2. The issuance of VYNE Common Stock in connection with the Merger and the change of control of VYNE resulting from the Merger will not take place unless Proposal Nos. 1 and 2 are approved by VYNE stockholders and the reverse stock split is effected and the Merger is consummated. The amendment to the VYNE Charter to effect a reverse stock split of VYNE issued and outstanding common stock will not take place unless Proposal No. 2 is approved by the requisite VYNE stockholders. VYNE may still elect to proceed with the reverse stock split if Proposal No. 2 is approved by VYNE’s stockholders even if Proposal No. 1 is not approved, or even if approved, the Merger is not consummated. Additionally, Proposal Nos. 3, 4, 5 and 8 are each conditioned on the consummation of the Merger. Therefore, if Proposal No. 1 and Proposal No. 2 are not approved and the Merger is not consummated, Proposal Nos. 3, 4, 5 and 8 will each have no effect, even if approved by VYNE stockholders.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions or “WITHHOLD” votes (as applicable), and broker non- votes. Abstentions or “WITHHOLD” votes and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the VYNE Special Meeting, but will not be counted as votes cast and will have no effect on the outcome of the vote for each proposal.

Q:	Why is VYNE seeking stockholder approval to issue shares of VYNE Common Stock to existing stockholders of Yarrow in the Merger?
A:

Because the VYNE Common Stock is listed on Nasdaq, VYNE is subject to the Nasdaq rules. Nasdaq Listing Rule 5635(a) requires stockholder approval with respect to the issuance of VYNE Common Stock when, among other instances, (i) the shares to be issued are being issued in connection with the acquisition of the stock or assets of another company and are equal to 20% or more of the outstanding shares of VYNE Common Stock before the issuance and (ii) any director, officer or “Substantial Shareholder” (as defined by Nasdaq Listing Rule 5635(e)(3)) of such company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company to be acquired or in the consideration to be paid in the transaction and the issuance of common stock could result in an increase in outstanding common shares or voting power of 5% or more. Nasdaq Listing Rule 5635(b) also requires stockholder approval when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Nasdaq will consider all facts and circumstances concerning a transaction, including whether there are any other relationships or agreements between the company and the investor or group. Nasdaq Listing Rule 5635(d) also requires stockholder approval for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common equity securities (or securities convertible into or exercisable for common equity securities) at a price that is less than market value of the stock if the number of equity securities to be issued is or may be equal to 20% or more of the common equity securities, or 20% or more of the voting power, outstanding before the issuance.

In the case of the Merger, VYNE expects to issue approximately 106.3 million shares of VYNE Common Stock, excluding approximately 1.28 billion shares of VYNE Common Stock underlying the Yarrow Pre-Funded Warrants and/or shares of Yarrow Capital Stock, as applicable, to be exchanged for VYNE Pre-Funded Warrants. As of April 17, there were 33,352,858 shares of VYNE Common Stock outstanding therefore, VYNE Common Stock to be issued pursuant to the Merger Agreement (including the shares issued to investors in the Yarrow Pre-Closing Financing) will represent greater than 20% of its voting stock outstanding before the issuance.

Accordingly, VYNE is seeking stockholder approval of the issuance of VYNE Common Stock pursuant to the Merger Agreement, including the issuance of VYNE Common Stock underlying the VYNE Pre-Funded Warrants exchanged for the Yarrow Pre-Funded Warrants issued in the Yarrow Pre-Closing Financing under the Nasdaq rules.

Q:	Will the Combined Company common stock trade on an exchange?
A:

Shares of VYNE Common Stock are currently listed on Nasdaq under the symbol “VYNE.” VYNE has filed an initial listing application for the Combined Company common stock with Nasdaq. After completion of the Merger, VYNE will be renamed “Yarrow Bioscience, Inc.” and it is expected that the Combined Company common stock will trade on Nasdaq under the symbol “YARW.” It is a condition to the consummation of the Merger that VYNE will receive confirmation from Nasdaq that the Combined Company has been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that VYNE will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties; however, if such condition is waived, VYNE will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of stockholders prior to proceeding with the Merger. Accordingly, you are advised that VYNE stockholders will not have certainty regarding the listing of the Combined Company’s shares at the time you are asked to vote at the VYNE Special Meeting. For more information, please see the section entitled “Risk Factors — Risks Related to the Merger — VYNE and Yarrow may mutually agree to waive the condition to the Merger requiring approval for listing on Nasdaq, and if such condition is waived, the Combined Company’s stock may not be listed on Nasdaq following completion of the Merger.” on page 27 of this proxy statement/ prospectus.

On April      , 2026 the last trading day before the date of this proxy statement/prospectus, the closing sale price of VYNE Common Stock was $       per share.

Q:	Who will be the directors of the Combined Company following the Merger?
A:

Immediately following the Merger, the Combined Company board of directors will be composed of six members, five of whom have been designated by Yarrow and one by entities affiliated with OrbiMed Advisors LLC (“OrbiMed”). OrbiMed has the right to designate one additional director in the future. Effective as of the Effective Time, the VYNE board of directors will increase its size to six and appoint the Yarrow designees Rebecca Frey, Steven Hoerter, Bill Lundberg, Peter Silverman and William White and OrbiMed designee Mona Ashiya to the Combined Company board of directors and concurrently therewith, all of VYNE’s current directors will resign from their positions as directors of the VYNE board of directors. Bill Lundberg is expected to be appointed as Chair of the board of directors of the Combined Company. The staggered structure of the VYNE board of directors will remain in place for the Combined Company following the completion of the Merger. For additional information, please see the section titled “Management Following the Merger” beginning on page 309 of this proxy statement/prospectus.

Q:	Who will be the executive officers of the Combined Company immediately following the Merger?
A:

Immediately following the Merger, the executive management team of the Combined Company is expected to consist of certain members of the VYNE executive management team and the Yarrow executive management team prior to the Merger, including:

Rebecca Frey, Pharm.D.	Chief Executive Officer and Director
Tyler Zeronda	Chief Financial Officer
Steven Ryder, M.D.	Chief Medical Officer
Lori Payton, Ph.D.	Chief Development Officer
Rachael Alford, Ph.D.	Chief Operating Officer

Q:	As a VYNE stockholder, how does the VYNE board of directors recommend that I vote?
A:

The VYNE board of directors, in consultation with financial and legal advisors and management, evaluated the terms of the Merger Agreement and the related transactions contemplated thereby and: (i) determined that the Merger and the related transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of VYNE and its stockholders; (ii) approved and declared advisable the Merger Agreement and the related transactions contemplated by the Merger Agreement, including the issuance of shares of VYNE Common Stock in connection with the Merger; and (iii) recommends that VYNE’s stockholders vote “FOR” each of the Proposals.

Q:	What risks should I consider in deciding whether to vote in favor of the Merger?
A:

You should carefully review the section titled “Risk Factors” beginning on page 27 of this proxy statement/prospectus and the documents incorporated by reference herein, which set forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the Combined Company’s business will be subject, and risks and uncertainties to which each of VYNE and Yarrow, as independent companies, are subject.

Q:When do you expect the Merger to be consummated?

A:

The Merger is anticipated to close in the second quarter of 2026, but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 173 of this proxy statement/prospectus.

Q:	What do I need to do now?
A:	VYNE urges you to read this proxy statement/prospectus carefully, including the annexes and the documents incorporated by reference, and to consider how the Merger affects you.

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the VYNE Special Meeting, vote by proxy over the telephone, vote by proxy through the internet or vote by proxy using a proxy card, the form of which is attached as Annex E to this proxy statement/prospectus. Whether or not you plan to attend the meeting, VYNE urges you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

●	To vote in person, come to the special meeting and VYNE will give you a ballot when you arrive.
●	To vote using the proxy card, simply complete, sign and date the proxy card that you may request or that VYNE may elect to deliver at a later time and return it promptly in the envelope provided. If you return your signed proxy card to VYNE before the VYNE Special Meeting, VYNE will vote your shares as you direct.
●	To vote over the telephone, dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number found on the proxy card. Your vote must be received by 11:59 p.m. Eastern Time on , 2026 to be counted.

●	To vote through the internet, go to www.proxyvote.com to complete an electronic proxy card. You will be asked to provide the company number and control number from the proxy card. Your vote must be received by 11:59 p.m. Eastern Time on , 2026 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received voting instructions from that organization rather than from VYNE. Simply follow the voting instructions provided to ensure that your vote is counted. You may vote by telephone or over the internet as instructed by your broker, bank or other agent. To vote in person at the VYNE Special Meeting, you must contact your broker, bank, or other agent and obtain a valid legal proxy in order to attend, participate in and vote at the VYNE Special Meeting. Follow the voting instructions from your broker, bank or other agent, or contact your broker, bank or other agent for instructions.

Q:	What happens if I do not return a proxy card or otherwise vote or provide proxy instructions, as applicable?
A:	Stockholder of Record; Shares Registered in Your Name

If, on the Record Date, your shares were registered directly in your name with the transfer agent for the VYNE Common Stock then you are a stockholder of record. As a stockholder of record, you may vote in person at the VYNE Special Meeting or vote early by proxy. Whether or not you plan to attend the VYNE Special Meeting, VYNE encourages you to fill out and return your proxy card or vote by proxy over the telephone or on the internet as instructed above to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Fiduciary or Custodian

If you are the beneficial owner and do not direct your broker, fiduciary or custodian how to vote your shares, the question of whether your broker or nominee will still be able to vote your shares depends on whether the New York Stock Exchange (“NYSE”) deems a particular proposal to be a “routine” matter. Your broker, fiduciary or custodian will only be able to vote your shares with respect to proposals considered to be “routine.” Your broker, fiduciary or custodian is not entitled to vote your shares with respect to “non-routine” proposals, resulting in a “broker non-vote” with respect to such proposals. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of stockholders, even if management-supported.

Q:	What if I sign and return a proxy card or otherwise vote but do not indicate specific choices?
A:

The shares represented by each signed and returned proxy will be voted at the VYNE Special Meeting by the persons named as proxies in the proxy card in accordance with the instructions indicated on the proxy card. However, if you are the registered stockholder and sign and return your proxy card without giving specific instructions, the persons named as proxies in the proxy card will vote your shares in accordance with the recommendations of the VYNE board of directors.

Q:	May I attend the VYNE Special Meeting and vote in person?
A:

The VYNE Special Meeting will be held on      , 2026 at 1 Crossroads Drive, Suite 201, Bedminster, New Jersey 07921 and will begin promptly at 10:00 a.m. local time. Stockholders of record as of April 24, 2026 will be able to attend and participate in the VYNE Special Meeting in person. Stockholders who hold their shares in street name should contact their broker, bank or other agent and obtain a “legal proxy” in order to be able to attend, participate in or vote at the VYNE Special Meeting in person.

STOCKHOLDERS OF RECORD MUST BRING A FORM OF PHOTO IDENTIFICATION SO THEIR SHARE OWNERSHIP CAN BE VERIFIED. A BENEFICIAL OWNER HOLDING SHARES IN “STREET NAME” MUST ALSO BRING AN ACCOUNT STATEMENT OR LETTER FROM HIS OR HER BANK OR BROKERAGE FIRM SHOWING THAT HE OR SHE BENEFICIALLY OWNS SHARES AS OF THE CLOSE OF BUSINESS ON THE RECORD DATE, ALONG WITH A FORM OF PHOTO IDENTIFICATION. STOCKHOLDERS WISHING TO VOTE THEIR SHARES IN PERSON AT THE VYNE SPECIAL MEETING MUST ALSO BRING THE 16-DIGIT CONTROL NUMBER INCLUDED ON THEIR PROXY CARD.

YOUR VOTE IS IMPORTANT AND VYNE STRONGLY ENCOURAGES YOU TO VOTE YOUR SHARES PRIOR TO THE VYNE SPECIAL MEETING.

Q:	Who counts the votes?
A:

Broadridge Financial Solutions (“Broadridge”) has been engaged as VYNE’s independent agent to tabulate stockholder votes. If you are a stockholder of record, your executed proxy card is returned directly to Broadridge for tabulation. If you hold your shares through a broker, your broker returns one proxy card to Broadridge on behalf of all its clients.

Q:	How can I find out the voting results?
A:	Final voting results will be published in a Current Report on Form 8-K to be filed with the SEC within four business days after the VYNE Special Meeting.
Q:	If my VYNE shares are held in “street name” by my broker, will my broker vote my shares for me?
A:

If you hold shares beneficially in street name and you do not instruct your broker, bank or other agent how to vote your shares, your broker, bank or other agent will only be able to vote your shares with respect to proposals considered to be “routine.” Your broker, bank or other agent is not entitled to vote your shares with respect to “non-routine” proposals, resulting in a “broker non-vote” with respect to such proposals. Accordingly, if you hold your shares beneficially in street name, please be sure to instruct your broker, bank or other agent how to vote to ensure that your vote is counted on each of the proposals, following the procedures provided by your broker, bank or other agent.

Q:	What are broker non-votes and do they count for determining a quorum?
A:

Generally, a “broker non-vote” occurs when shares held by a broker are not voted with respect to a particular proposal because the broker has not received voting instructions from its clients with respect to such shares on how to vote and does not have or did not exercise discretionary authority to vote on the matter.

Broker non-votes, if any, will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the VYNE Special Meeting. Broker non-votes, if any, will not be counted as “votes properly cast” or “shares entitled to vote” and will therefore have no effect on Proposal Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 or 10.

Q:	May I revoke and/or change my vote after I have submitted a proxy or provided proxy instructions?
A:

VYNE stockholders of record, unless such stockholder’s vote is subject to a support agreement, may revoke and/or change their vote at any time before their proxy is voted at the VYNE Special Meeting in one of four ways:

●	You may submit another properly completed proxy with a later date by mail or via the internet.
●	You can provide your proxy instructions via telephone at a later date.
●	You may send an instrument in writing revoking the proxy or another duly executed proxy bearing a later date to VYNE’s corporate secretary. Any written notice of revocation or subsequent proxy card must be received by VYNE’s corporate secretary prior to the taking of the vote at the VYNE Special Meeting. Such written notice of revocation or subsequent proxy card should be sent to VYNE’s principal executive offices at VYNE Therapeutics Inc., P.O. Box 125, Stewartsville, NJ 08886, Attention: Corporate Secretary.
●	You may attend the VYNE Special Meeting and vote in person, although attendance at the VYNE Special Meeting will not, by itself, revoke and/or change your proxy.

Your signed proxy card, telephonic proxy instructions, internet proxy instructions, or written notice must be received by      , 2026, 11:59 p.m. Eastern Time to be counted.

If a VYNE stockholder who owns VYNE shares in “street name” has instructed a broker to vote its shares of VYNE Common Stock, the stockholder must follow directions received from its broker to change and/or revoke those instructions.

Q:	Who is paying for this proxy solicitation?
A:

VYNE and Yarrow will share equally the cost of printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of VYNE Common Stock for the forwarding of solicitation materials to the beneficial owners of VYNE Common Stock. VYNE will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. VYNE has retained D.F. King & Co., Inc. (the “Proxy Solicitor”) to assist in soliciting proxies using the means referred to above. VYNE will pay the fees of the Proxy Solicitor, which VYNE expects to be approximately $11,000, plus reimbursement for certain out-of-pocket expenses.

Q:	What are the material U.S. federal income tax considerations of the Merger to U.S. Holders of VYNE capital stock?
A:

VYNE stockholders will not sell, exchange or dispose of any shares of VYNE Common Stock as a result of the Merger. Thus, there will be no U.S. federal income tax considerations to VYNE stockholders as a result of the Merger.

Q:	What are the U.S. federal income tax consequences of the Merger to U.S. Holders of In-the-Money VYNE Options?
A:

Holders of In-the-Money VYNE Options will receive a cash payment upon the cancellation of their In-the-Money VYNE Options. Such cash payment generally will be included in a U.S. Holder’s income as ordinary income when paid. For a more detailed discussion of the U.S. federal income tax considerations of the Merger for holders of In-the-Money VYNE Options, please see the section titled “The Merger — U.S. Federal Income Tax Considerations of the Merger for U.S. Holders of In-the-Money VYNE Options” beginning on page 154 of this proxy statement/prospectus.

Q:	What are the U.S. federal income tax considerations of the Merger to U.S. Holders of Yarrow Capital Stock?
A:

Subject to the limitations and qualifications described in the section titled “The Merger — U.S. Federal Income Tax Considerations of the Merger” beginning on page 151 of this proxy statement/ prospectus, the Merger is intended to (1) qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and/or (2) an exchange of shares of Yarrow Capital Stock for VYNE Common Stock under Section 351(a) of the Code. As a result, assuming such treatment, a U.S. Holder of Yarrow Capital Stock will not recognize gain or loss upon the exchange of its Yarrow stock for VYNE stock. For a more detailed discussion of the U.S. federal income tax considerations of the Merger, please see the section titled “The Merger — U.S. Federal Income Tax Considerations of the Merger” beginning on page 151 of this proxy statement/prospectus.

Q:	What are the U.S. federal income tax considerations of the reverse stock split to holders of VYNE Common Stock?
A:

A holder of VYNE Common Stock should not recognize gain or loss upon the reverse stock split, except to the extent such holder receives cash in lieu of a fractional share of VYNE Common Stock, and subject to the discussion in the section titled “Proposal No. 2 — The Reverse Stock Split Proposal — U.S. Federal Income Tax Considerations of the Reverse Stock Split” beginning on page 209 of this proxy statement/prospectus. Please review the information in the section titled “Proposal No. 2 — The Reverse Stock Split Proposal — U.S. Federal Income Tax Considerations of the Reverse Stock Split” beginning on page 209 of this proxy statement/prospectus for a more complete description of the U.S. federal income tax considerations of the reverse stock split to holders of VYNE Common Stock.

Q:	What are the U.S. federal income tax considerations of the Cash Dividend that VYNE will declare and pay to holders of VYNE Common Stock and VYNE Warrants?
A:

For U.S. federal income tax purposes, a holder’s receipt of the Cash Dividend generally should be treated first as a dividend to the extent of VYNE’s current and accumulated earnings and profits, then as a non-taxable return of capital to the extent of the holder’s basis in VYNE Common Stock, and then as capital gain from the sale or exchange of VYNE Common Stock with respect to any remaining amount. However, there can be no assurance that it will be so treated. Please review the information in the section titled “The Merger — U.S. Federal Income Tax Considerations of the Cash Dividend” beginning on page 155 of this proxy statement/prospectus for a discussion of the U.S. federal income tax considerations of the Cash Dividend to holders of VYNE Common Stock.

Q:	Who can help answer my questions?
A:

If you are a VYNE stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the Merger or related matters, including the procedures for voting your shares, you should contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers, Call Collect: (212) 269-5550

All Others, Call Toll Free: (800) 488-8095

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Merger and the proposals being considered at the VYNE Special Meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/ prospectus, and the documents incorporated by reference therein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 348 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.

The Companies

VYNE

VYNE is a clinical-stage biopharmaceutical company focused on developing differentiated therapies to treat inflammatory and immune-mediated conditions with high unmet need.

VYNE has exclusive worldwide rights to research, develop and commercialize products containing small molecule bromodomain and extra-terminal domain (“BET”) inhibitors for the treatment of any disease, disorder or condition in humans, which it licensed from Tay Therapeutics Ltd., formerly known as In4Derm Ltd (“Tay”). BET proteins are epigenetic enablers of transcription that regulate the expression of specific genes. Each BET protein consists of two bromodomains (“BD1” and “BD2”) and one end terminal (“ET”) domain. Through VYNE’s transaction with Tay, it obtained access to a library of new small molecule BET inhibitor compounds including those that inhibit both BD1 and BD2 (“pan-BD” BET inhibitor) and that selectively inhibit BD2 (“BD2-selective” BET inhibitor). VYNE initially focused its development efforts with these molecules on immune-mediated inflammatory diseases, which are not being targeted by current BET inhibitors in development.

In August 2025, VYNE initiated a strategic review to evaluate a range of options to maximize stockholder value, including the assessment of its internal pipeline, financing opportunities and strategic alternatives. As part of this process, VYNE evaluated opportunities for repibresib and VYN202, including as part of broader strategic alternatives. In conjunction, VYNE implemented cost reductions to extend its cash runway.

Following the strategic review, on December 17, 2025, VYNE entered into the Merger Agreement with Yarrow and Merger Sub, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Yarrow, with Yarrow continuing as a wholly owned subsidiary of VYNE and the surviving corporation of the Merger. The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Code and/or an exchange of shares of Yarrow Capital Stock for VYNE Common Stock under Section 351(a) of the Code.

Following completion of the Merger, the Combined Company plans to focus on advancing YB-101 (also known as GS-098), a clinical-stage thyroid-stimulating hormone receptor (“TSHR”) antibody for the treatment of Graves’ disease (“GD”), and exploring a clinical development plan for the treatment of thyroid eye disease (“TED”) and does not intend to continue development of any of VYNE’s legacy product candidates. However, at this time VYNE is continuing to conduct the activities described in the section titled “VYNE’s Business”, including an ongoing 12-week non-clinical toxicology study of VYN202 in dogs. VYNE may continue to evaluate opportunities for repibresib and VYN202, which may include a sale, license, transfer, disposition, divestiture or other monetization transaction to a third party or to a related party so long as the transaction would not result in material post-closing obligations to the Combined Company without Yarrow’s consent. If the Merger Agreement is terminated, VYNE may pursue other strategic alternatives, including financing opportunities, or liquidation.

Yarrow

Yarrow is a clinical-stage biopharmaceutical company focused on developing novel biotherapeutics to treat autoimmune diseases affecting the thyroid. Yarrow’s lead product candidate, YB-101 (also known as GenSci098), is a humanized, monoclonal antibody targeting the TSHR, which Yarrow plans to develop for the treatment of GD and potentially TED. Both GD and TED are serious and poorly treated autoimmune diseases in which autoantibodies against TSHR attack and overstimulate the receptor, leading to a wide spectrum of thyroidal and extra-thyroidal clinical sequelae.

YB-101 was designed to selectively bind to TSHR and block autoantibody-induced receptor activation, thereby directly inhibiting the pathogenic activity of thyroid-stimulating autoantibodies that drive disease progression in GD and TED as well as the biological pathway responsible for hyperthyroidism and orbitopathy. Yarrow believes that this novel and targeted approach represents a potential breakthrough for patients with GD and TED and has the potential to address an important unmet need for therapies with differentiated risk-benefit profiles.

In December 2025, Yarrow in-licensed from Changchun Genescience Pharmaceutical Company, Ltd. (“GenSci”) the exclusive rights to develop YB-101 for the treatment of GD and TED outside of China. Yarrow’s development strategy is to advance YB-101 in GD and explore a clinical development plan for TED with the goal of becoming the first company to commercialize an anti-TSHR antibody in the United States and other territories outside of China. YB-101 is currently being evaluated by GenSci in an ongoing Phase 1 single ascending dose (“SAD”) and multiple ascending dose (“MAD”) trial in patients with TED in China. Yarrow submitted the GenSci SAD clinical data to the U.S. Food and Drug Administration (“FDA”) as part of a new IND to support the initiation of a GD trial by Yarrow in the United States, which was cleared by the FDA in March 2026. In addition, third-party clinical data from two SAD trials of another anti-TSHR antibody, K1-70, further support the therapeutic potential of targeting TSHR in patients with GD and TED. Yarrow expects to initiate a combined Phase 2a/Phase 2b trial of YB-101 in patients with GD in the first half of 2026.

Merger Sub

Merger Sub is a direct, wholly owned subsidiary of VYNE and was formed solely for the purpose of carrying out the Merger.

The Merger (see page 119)

Subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, at the Closing, Merger Sub will merge with and into Yarrow, with Yarrow continuing as a wholly owned subsidiary of VYNE and the surviving corporation of the Merger.

VYNE’s Reasons for the Merger (see page 130)

In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the VYNE board of directors held numerous meetings, consulted with VYNE’s senior management, legal counsel and financial advisors, and considered a wide variety of factors. Following a thorough process of reviewing and analyzing potential strategic alternatives, the VYNE board of directors considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including (but not necessarily presented in any order of relative importance):

●	the belief that the Merger will create a Combined Company focused on developing therapies for the treatment of autoimmune diseases affecting the thyroid to be led by an experienced management team and an experienced board of directors;
●	the belief that the Merger will provide VYNE stockholders with an opportunity to participate in the potential growth of the Combined Company, which is expected to have a stronger financial position and greater access to capital markets than VYNE as a standalone entity, while also receiving a cash payment on account of the Cash Dividend;
●	the financial condition and prospects of VYNE and the risks associated with continuing to operate VYNE on a stand-alone basis, particularly in light of the then-current and historical trading prices of VYNE Common Stock and VYNE’s recent announcements that repibresib gel did not meet its primary endpoint in a Phase 2b clinical trial and the FDA’s issuance of a clinical hold on VYNE’s Phase 1b trial for VYN202;
●	the belief that, after a comprehensive and thorough strategic process, the Merger is more favorable to VYNE stockholders than the potential value that might have resulted from remaining a standalone company, entering into other strategic alternatives available to VYNE, or liquidating or dissolving its business and assets;
●	the belief that the terms and conditions of the Merger Agreement are fair and reasonable to VYNE and its stockholders, taking into account the Exchange Ratio, the Cash Dividend, the VYNE Support Agreements (as defined below), the Yarrow Support Agreements (as defined below) and the absence of any superior alternative proposals; and
●	the VYNE board of directors received the opinion of LifeSci Capital LLC (“LifeSci Capital”), its financial advisor, that as of December 16, 2025 and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in its written opinion, the Exchange Ratio to be paid by VYNE pursuant to the Merger Agreement was fair, from a financial point of view, to VYNE.

The VYNE board of directors also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

●	the $1 million termination fee payable by VYNE upon the occurrence of certain events and the substantial expenses to be incurred by VYNE in connection with the Merger;
●	the prohibition on VYNE to solicit alternative acquisition proposals during the pendency of the Merger;
●	the risk that the Merger might not be consummated in a timely manner or at all;
●	the scientific, technical, regulatory and other risks and uncertainties associated with development and commercialization of Yarrow’s product candidates; and
●	various other risks associated with the Combined Company and the proposed transaction, including those described in the section titled “Risk Factors” beginning on page 27 of this proxy statement/ prospectus.

The foregoing information is not intended to be exhaustive but is believed to include a summary of all of the material factors considered by the VYNE board of directors in its consideration of the Merger Agreement and the transactions contemplated thereby. After conducting an overall analysis of these and other factors, including thorough discussions with, and questioning of, VYNE’s management and legal counsel, the VYNE board of directors concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above.

Based on this overall analysis of the factors described above, the VYNE board of directors approved the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement.

Yarrow’s Reasons for the Merger (see page 134)

In the course of reaching its decision to approve the Merger and the Yarrow Pre-Closing Financing, the Yarrow board of directors held numerous meetings, consulted with Yarrow’s senior management, legal counsel and financial advisors, and considered a wide variety of factors. Ultimately, the Yarrow board of directors concluded that a merger with VYNE, together with the additional financing committed from the Yarrow Pre-Closing Financing, was the best option to generate capital resources to support the advancement of Yarrow’s pipeline and fund the Combined Company.

Additional factors the Yarrow board of directors considered included the following (which factors are not necessarily presented in any order of relative importance):

●	the Merger will potentially expand the access to capital and the range of investors available as a public company to support the clinical development of Yarrow’s pipeline, compared to the capital and investors Yarrow could otherwise gain access to if it continued to operate as a privately-held company;
●	the potential benefits from increased public market awareness of Yarrow and its pipeline;
●	the historical and current information concerning Yarrow’s business, including its financial performance and condition, operations, management and preclinical data;
●	the Yarrow board of directors’ belief that no alternatives to the Merger, together with the additional financing committed from the Yarrow Pre-Closing Financing, were reasonably likely to create greater value for Yarrow stockholders, after considering the various financing and other strategic options to enhance stockholder value that were considered by the Yarrow board of directors;

●	the Yarrow board of directors’ expectation that the Merger, together with the additional financing committed from the Yarrow Pre-Closing Financing, would be a higher probability and more cost-effective means to access capital than other options considered, including an initial public offering;
●	the expected operations, management structure and operating plans of the Combined Company (including the ability to support the Combined Company’s current and planned preclinical studies and planned clinical trials);
●	the business, history, operations, financial resources, assets, technology and credibility of VYNE; and
●	the terms and conditions of the Merger Agreement.

The Yarrow board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

●	the possibility that the Merger or the Yarrow Pre-Closing Financing might not be completed;
●	the Exchange Ratio used to establish the number of shares of VYNE Common Stock to be issued to Yarrow stockholders in the Merger is fixed, except for adjustments due to VYNE’s Net Cash balance, the amount of proceeds from the Yarrow Pre-Closing Financing and outstanding capital stock at Closing, and thus the relative percentage ownership of VYNE stockholders and Yarrow stockholders in the Combined Company immediately following the completion of the Merger is similarly fixed;
●	the potential reduction of VYNE’s Net Cash prior to the Closing;
●	the possibility that VYNE could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Merger or change its recommendation to approve the Merger upon certain events;
●	the costs involved in connection with completing the Merger, the time and effort of Yarrow senior management required to complete the Merger, the related disruptions or potential disruptions to Yarrow’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Yarrow, and related administrative challenges associated with combining the companies;
●	the additional expenses and obligations to which Yarrow’s business will be subject to following the Merger that Yarrow has not previously been subject to, and the operational changes to Yarrow’s business, in each case that may result from being a public company; and
●	various other risks associated with the combined organization and the Merger, including the risks described in the section titled “Risk Factors” beginning on page 27 of this proxy statement/prospectus.

Interests of VYNE’s Directors and Executive Officers in the Merger (see page 143)

In considering the recommendation of the VYNE board of directors with respect to approving the Merger, stockholders should be aware that VYNE’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of VYNE stockholders generally. These interests may present them with actual or potential conflicts of interest. These interests include the following:

●	under the terms of the Merger Agreement, (i) prior to the closing of the Merger, the VYNE board of directors will accelerate the vesting of all equity awards of VYNE then outstanding but not then vested or exercisable, regardless of whether requirements for performance based vesting have been met, and cancel each Out-of-the-Money VYNE Option and (ii) at the closing of the Merger, (a) each In- the-Money VYNE Option will be cancelled and such holder thereof will receive an amount in cash, without interest, less any applicable tax withholding, equal to the product obtained by multiplying the excess of the VYNE Closing Price over the exercise price per share of the VYNE Common Stock underlying such option by the number of shares of the VYNE Common Stock underlying such option, and (b) each holder of an accelerated VYNE RSU will be entitled to receive a number of shares of VYNE Common Stock equal to the number of vested and unsettled shares underlying such VYNE RSU;

●	VYNE estimates that the aggregate amount that would be payable, net of exercise price, to each of the individuals who are, or were at any point during the 2025 fiscal year, VYNE executive officers or VYNE non-employee directors, if they exercised their VYNE Options, whether vested or unvested, and immediately sold the VYNE Common Stock acquired upon exercise, is $0 and $25,568, respectively, based on a per share VYNE Common Stock price of $0.6996, which is the average closing trading price of VYNE Common Stock over the first five business days following the first public announcement of the transactions contemplated by the Merger Agreement, prior to giving effect to the proposed reverse stock split;
●	the aggregate value of RSUs that will be subject to accelerated vesting is $261,287 based on a per share VYNE Common Stock price of $0.6996, which is the average closing trading price of VYNE Common Stock over the first five business days following the first public announcement of the transactions contemplated by the Merger Agreement, prior to giving effect to the proposed reverse stock split; and
●	certain current and/or former executive officers of VYNE have received or may receive (i) severance benefits in accordance with the terms of employment agreements they have entered with VYNE and (ii) the Retention Bonuses (as defined below), each in connection with the Merger and/or the terminations of their employment, as described in further detail in the section of this proxy statement/prospectus titled “Interests of VYNE’s Directors and Executive Officers in the Merger.”

Certain material payments to the executives of VYNE are factored into the calculation of Net Cash as deductions, including any bonus, retention payments, including the Retention Bonuses (as defined below), severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that are due or payable to any director, officer, employee or consultant as a result of the consummation of the Transactions or any VYNE Legacy Transaction, together with any payroll taxes associated therewith. This includes compensation referred to as “golden parachute” compensation by the applicable SEC disclosure rules and is further discussed in greater detail in the section below titled “The Merger — Interests of VYNE Directors and Executive Officers in the Merger —  Golden Parachute Compensation” on page 147 of this proxy statement/prospectus. The amount of the pre-closing cash dividend payable to VYNE stockholders is directly affected by the amount of payments made to VYNE executives at Closing. Any increase in such payments will reduce Net Cash and, accordingly, reduce the aggregate amount of the pre-closing cash dividend.

The VYNE board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that VYNE stockholders approve the Merger as contemplated by this proxy statement/prospectus.

Interests of Yarrow Directors and Executive Officers in the Merger (see page 149)

In considering the recommendation of the Yarrow board of directors with respect to approving the Merger, stockholders should be aware that Yarrow’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Yarrow stockholders generally. These interests may present them with actual or potential conflicts of interest. These interests include the following:

●	as of April 17, 2026, Yarrow’s current non-employee directors and executive officers beneficially owned, in the aggregate, approximately 54.5% of the shares of Yarrow Capital Stock, which for purposes of this subsection excludes any shares of Yarrow Common Stock issuable upon exercise or settlement of Yarrow Options held by such individual;
●	RTW Holdings VII, LLC (“RTW”), an affiliate of Peter Fong, a Yarrow director, currently holds shares of capital stock and has agreed to purchase shares and pre-funded warrants in the Yarrow Pre- Closing Financing;
●	in connection with the Merger, each option to purchase shares of Yarrow Common Stock held by Yarrow’s executive officers and directors, whether or not vested, will be converted into an option to purchase shares of the Combined Company common stock, on the same terms and conditions (including any vesting and acceleration provisions);
●	certain of Yarrow’s directors and executive officers are expected to become directors and executive officers of the Combined Company upon completion of the Merger; and
●	Yarrow’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

The Yarrow board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that Yarrow stockholders approve the Merger as contemplated by this proxy statement/ prospectus.

Opinion of VYNE’s Financial Advisor (see page 136)

VYNE retained LifeSci Capital to render an opinion to the VYNE board of directors as to the fairness of the Exchange Ratio, from a financial point of view, proposed to be paid by VYNE pursuant to the Merger Agreement (the “LifeSci Capital Opinion”). On December 16, 2025, at the request of the VYNE board of directors, LifeSci Capital rendered an oral opinion, subsequently confirmed by delivery of the LifeSci Capital Opinion dated December 16, 2025, to the VYNE board of directors, that the Exchange Ratio to by paid by VYNE was fair, from a financial point of view, to VYNE as of the date of the LifeSci Capital Opinion and based upon and subject to the various assumptions, procedures followed, matters considered and qualifications and limitations set forth therein. LifeSci Venture Partners, an affiliate of LifeSci Capital, has committed to purchase $10 million of shares of Yarrow Common Stock and Yarrow Pre-Funded Warrants in the Yarrow Pre-Closing Financing and previously purchased $10 million of shares of Yarrow Preferred Stock concurrently with the signing of the Merger Agreement. As a result, LifeSci Capital could be viewed to have a conflict of interest because its affiliate has a financial interest in the consummation of the Merger and the Yarrow Pre-Closing Financing, which could create the appearance that its advice may be influenced by interests that differ from, or are in addition to, those of VYNE stockholders.

The full text of the LifeSci Capital Opinion, which describes the various assumptions made, procedures followed, matters considered and the qualifications and limitations upon the review undertaken by LifeSci Capital in preparing its opinion, is attached as Annex F to this proxy statement/prospectus and is incorporated herein by reference. LifeSci Capital’s financial advisory services and opinion were provided for the information and assistance of the VYNE board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of the VYNE board of directors’ consideration of the transactions contemplated by the Merger Agreement (the “Transaction”) and the LifeSci Capital Opinion addressed only the fairness, from a financial point of view, as of the date thereof, to VYNE of the Exchange Ratio proposed to be paid by VYNE pursuant to the terms of the Merger Agreement. The opinion of LifeSci Capital did not address any other term or aspect of the Merger Agreement or the Merger and does not constitute a recommendation to any stockholder of VYNE or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

The full text of the LifeSci Capital Opinion should be read carefully in its entirety for a description of the various assumptions made, procedures followed, matters considered and the qualifications and limitations upon the review undertaken by LifeSci Capital in preparing its opinion.

Overview of the Merger Agreement and Agreements Related to the Merger Agreement

Merger Consideration (see page 160)

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each then-outstanding share of Yarrow Capital Stock (including shares of Yarrow Common Stock issued in the Yarrow Pre-Closing Financing), excluding any shares of Yarrow Capital Stock to be cancelled pursuant to the Merger Agreement and any dissenting shares, will be converted into the right to receive a number of shares of VYNE Common Stock and/or VYNE Pre-Funded Warrants, as applicable, equal to the Exchange Ratio (described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 161 of this proxy statement/ prospectus), (ii) each then-outstanding Yarrow Option will be converted into and become an option to purchase shares of VYNE Common Stock on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement, and (iii) each then-outstanding and unexercised Yarrow Pre-Funded Warrant will be converted into a VYNE Pre-Funded Warrant, subject to adjustment as set forth in the Merger Agreement and the form of pre-funded warrant.

Immediately after the Merger, VYNE securityholders as of immediately prior to the Merger are expected to own approximately 3.0% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis and former holders of Yarrow securities are expected to own approximately 97.0% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted up or down including, but not limited to, if VYNE’s Net Cash as of Closing is lower than $0.

In addition, prior to the Effective Time, the VYNE board of directors expects to declare the Cash Dividend to the pre-Merger VYNE stockholders equal in the aggregate to VYNE’s reasonable, good faith approximation of the amount by which VYNE’s Net Cash (as determined pursuant to the Merger Agreement) is expected to exceed $0. VYNE management currently estimates that the aggregate amount of cash to be distributed to stockholders of record as of the record date for the Cash Dividend will be approximately $14.5 million to $16.5 million.

Treatment of Yarrow Options (see page 164)

Under the terms of the Merger Agreement, VYNE will assume Yarrow’s 2025 Equity Incentive Plan and each option to purchase shares of Yarrow Common Stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be assumed and converted into an option to purchase shares of VYNE Common Stock.

Accordingly, from and after the Effective Time: (i) each outstanding Yarrow Option assumed by VYNE may be exercised solely for shares of VYNE Common Stock; (ii) the number of shares of VYNE Common Stock subject to each outstanding Yarrow Option assumed by VYNE will be determined by multiplying (A) the number of shares of Yarrow Common Stock that were subject to such Yarrow Option assumed by VYNE, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of VYNE Common Stock; and (iii) the per share exercise price of each Yarrow Option assumed by VYNE will be determined by dividing (A) the per share exercise price of such Yarrow Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Each Yarrow Option assumed by VYNE will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Yarrow Option will otherwise remain unchanged.

Each Yarrow stock option shall, in accordance with its terms, continue to be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of VYNE Common Stock subsequent to the Effective Time. In addition, the Combined Company’s compensation committee will succeed to the authority and responsibility of the Yarrow board of directors as administrator of Yarrow’s 2025 Equity Incentive Plan.

Treatment of Yarrow Pre-Funded Warrants (see page 164)

Under the terms of the Merger Agreement, each Yarrow Pre-Funded Warrant issued pursuant to the Yarrow Pre-Closing Financing that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into a VYNE Pre-Funded Warrant.

Accordingly, from and after the Effective Time: (i) each outstanding Yarrow Pre-Funded Warrant assumed by VYNE may be exercised solely for shares of VYNE Common Stock; (ii) the number of shares of VYNE Common Stock subject to each outstanding Yarrow Pre-Funded Warrant assumed by VYNE will be determined by multiplying (A) the number of shares of Yarrow Common Stock issuable upon exercise of the Yarrow Pre-Funded Warrant that were subject to such Yarrow Pre-Funded Warrant, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounded up to the next whole share of VYNE Common Stock to the extent the aggregate amount of fractional shares of VYNE Common Stock such holder would otherwise be entitled to is equal to or exceeds 0.50; and (iii) the per share exercise price for the VYNE Common Stock issuable upon exercise of each Yarrow Pre-Funded Warrant assumed by VYNE will be determined by dividing (A) the per share exercise price of VYNE Common Stock subject to such Yarrow Pre-Funded Warrant as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Each Yarrow Pre-Funded Warrant assumed by VYNE will otherwise continue in full force and effect and the term, any restriction on the exercise and other provisions of such Yarrow Pre-Funded Warrant will otherwise remain unchanged.

Each Yarrow Pre-Funded Warrant shall, in accordance with its terms, continue to be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of VYNE Common Stock subsequent to the Effective Time.

Treatment of VYNE Common Stock and VYNE Options (see page 165)

Except as contemplated by the proposed increase in the number of authorized shares of VYNE Common Stock described in Proposal No. 3 of this proxy statement/prospectus and the proposed reverse stock split of issued and outstanding VYNE Common Stock described in Proposal No. 2 of this proxy statement/prospectus, VYNE Common Stock will remain unaffected by the Merger.

Under the terms of the Merger Agreement, prior to the Closing, the VYNE board of directors will accelerate the vesting of all equity awards of VYNE then outstanding but not then vested or exercisable, and cancel each option to acquire shares of VYNE Common Stock, in accordance with the terms of the Merger Agreement. At the Effective Time, (i) each In-the-Money VYNE Option will be cancelled and converted into the right to receive an amount in cash, without interest, less any applicable tax withholding, equal to the product obtained by multiplying (A) the excess of the VYNE Closing Price over the exercise price per share of VYNE Common Stock underlying such VYNE Option by (B) the number of shares of VYNE Common Stock underlying such VYNE Option and (ii) each Out-of-the-Money VYNE Option will be cancelled for no consideration.

Conditions to the Completion of the Merger (see page 173)

To complete the Merger, VYNE stockholders must approve Proposal No. 1 and Proposal No. 2 and Yarrow stockholders must adopt the Merger Agreement and approve the Merger and the related transactions contemplated by the Merger Agreement. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Non-Solicitation (see page 169)

The Merger Agreement contains non-solicitation provisions prohibiting VYNE and Yarrow from soliciting a competing transaction. Each of VYNE and Yarrow have agreed that, subject to certain exceptions, VYNE and Yarrow and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by it or any of its subsidiaries to, directly or indirectly:

●	solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal or Acquisition Inquiry;
●	furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;
●	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;
●	subject to certain exceptions set forth in the Merger Agreement, approve, endorse or recommend any Acquisition Proposal;
●	execute or enter into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction;
●	take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; or
●	publicly propose to do any of the foregoing.

Board Recommendation Change (see page 171)

Neither the Yarrow board of directors nor VYNE board of directors may change its recommendation in favor of the Merger, except that prior to receipt by such party of its stockholder approval, such party’s board of directors may effect a change in recommendation as a result of a material development or change in circumstances (“Intervening Event”), or with respect to a superior offer that did not result from a material breach of the Merger Agreement if:

●	such party’s board of directors shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to effect such change in recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;
●	such party has provided at least four business days’ prior written notice to the other party that it intends to effect a change in recommendation, and during such period has, and has caused its lead financial advisor and outside legal counsel to, negotiate with the other party in good faith to make such adjustments to the terms and conditions so that the acquisition proposal ceases to constitute a superior offer; and

●	if, after the other party shall have delivered to such party a written offer to alter the terms or conditions of the Merger Agreement during the four-business day period referred to above, such party’s board of directors shall have determined in good faith (based on the advice of its outside legal counsel), that the failure to effect a change in recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

In the event of any material amendment to any superior offer, the party considering the superior offer would be required to provide the other party with notice of such material amendment and there would be a new three-business day period following such notification during which the parties would be obligated to comply again with the requirements described above.

In the case of an Intervening Event, the party suffering such event shall promptly notify the other party before effecting a change in recommendation. The written notice is required to state the material facts and circumstances related to the applicable Intervening Event and that such party’s board of directors intends to make a change in recommendation.

Termination of the Merger Agreement (see page 174)

Either VYNE or Yarrow may terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.

Termination Fee (see page 175)

If the Merger Agreement is terminated under certain circumstances, VYNE could be required to pay Yarrow a termination fee of $1,000,000 or Yarrow could be required to pay VYNE a termination fee of $1,000,000.

Support Agreements (see page 177)

RTW Investments, OrbiMed, Janus Henderson Investors, venBio Partners, Logos Capital and LifeSci Venture Partners, as stockholders of Yarrow (solely in their respective capacities as Yarrow stockholders) holding approximately 95.9% of the outstanding shares of Yarrow Capital Stock, have entered into support agreements with VYNE and Yarrow to vote all of their shares of Yarrow capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby (the “Yarrow Support Agreements”).

Certain stockholders of VYNE beneficially holding approximately 4.65% of the outstanding shares of VYNE Common Stock have entered into support agreements with VYNE and Yarrow to vote all of their shares of VYNE Common Stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and the Reverse Stock Split and against any alternative Acquisition Proposals (the “VYNE Support Agreements”).

Lock-Up Agreements (see page 177)

Certain of VYNE’s and Yarrow’s executive officers and directors have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of VYNE Common Stock or any securities convertible into or exercisable or exchangeable for VYNE Common Stock, currently or thereafter owned, but excluding, as applicable, shares purchased by existing Yarrow stockholders in the Yarrow Pre-Closing Financing (including any shares of VYNE Common Stock issuable upon exercise of VYNE Pre-Funded Warrants issued in exchange for Yarrow Pre-Funded Warrants sold in the Yarrow Pre-Closing Financing), until 180 days after the Effective Time.

Securities Purchase Agreement and Registration Rights Agreement (see pages 177 and 179)

Concurrently with the execution and delivery of the Merger Agreement, certain institutional and accredited investors of Yarrow entered into the Securities Purchase Agreement with Yarrow, pursuant to which such investors have agreed to purchase, immediately prior to the Merger, shares of Yarrow Common Stock or, in lieu thereof, Yarrow Pre-Funded Warrants, representing an aggregate commitment of approximately $100 million in the Yarrow Pre-Closing Financing.

The shares of Yarrow Common Stock and Yarrow Pre-Funded Warrants that are issued in the Yarrow Pre- Closing Financing will be or will have the right to be, respectively, converted into shares of VYNE Common Stock in the Merger.

The Securities Purchase Agreement contains customary representations and warranties of Yarrow and also contains customary representations and warranties of the purchaser parties thereto.

The Securities Purchase Agreement also contemplates Yarrow and the investors participating in the Yarrow Pre-Closing Financing entering into a registration rights agreement at the closing of the Yarrow Pre- Closing Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration and resale of certain shares of VYNE Common Stock that are held by the investors participating in the Yarrow Pre-Closing Financing from time to time pursuant to Rule 415.

Management Following the Merger

The following table sets forth the name, age as of April 17, 2026, and position of each of the individuals who are expected to serve as executives and directors of the Combined Company following completion of the Merger:

Name	Age	Title
Executive Officers
Rebecca Frey, Pharm.D.	52	Chief Executive Officer and Director
Tyler Zeronda	40	Chief Financial Officer
Steven Ryder, M.D.	75	Chief Medical Officer
Lori Payton, Ph.D.	60	Chief Development Officer
Rachael Alford, Ph.D.	53	Chief Operating Officer
Non-Employee Directors
Mona Ashiya, Ph.D.	57	Director
Steven Hoerter	55	Director
Bill Lundberg, M.D.	62	Director
Peter Silverman, J.D.	48	Director
William White, J.D.	53	Director

U.S. Federal Income Tax Considerations of the Merger (see page 151)

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and/or an exchange of shares of Yarrow Capital Stock for VYNE Common Stock under Section 351(a) of the Code. Assuming the Merger so qualifies, subject to the limitations and qualifications described in the section titled “The Merger — U.S. Federal Income Tax Considerations of the Merger” beginning on page 151 of this proxy statement/prospectus, a U.S. Holder of Yarrow Capital Stock will not recognize gain or loss upon the exchange of its Yarrow Capital for VYNE Common Stock. Since VYNE stockholders will not sell, exchange or dispose of any shares of VYNE Common Stock as a result of the Merger, there will be no material U.S. federal income tax considerations to VYNE stockholders as a result of the Merger. For a more detailed discussion of the U.S. federal income tax considerations of the Merger, see the section titled “The Merger — U.S. Federal Income Tax Considerations of the Merger,” beginning on page 151 of this proxy statement/prospectus.

Risk Factors (see page 27)

Both VYNE and Yarrow are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective securityholders, including the following risks:

Risks Related to the Proposed Merger:

●	Failure to complete, or delays in completing, the potential Merger with Yarrow could materially and adversely affect VYNE’s results of operations, business, financial results and/or common stock price;
●	The Exchange Ratio will not change or otherwise be adjusted based on the market price of VYNE Common Stock;
●	The issuance of VYNE Common Stock, including shares of VYNE Common Stock issuable upon the exercise of VYNE Pre-Funded Warrants issued in exchange for Yarrow Pre-Funded Warrants, to Yarrow stockholders pursuant to the Merger Agreement and the resulting change in control from the Merger and the Reverse Stock Split must be approved by VYNE stockholders, and the Merger Agreement and transactions contemplated thereby must be approved by Yarrow’s stockholders. Failure to obtain these approvals would prevent the closing of the Merger;
●	If VYNE completes the Merger, the Combined Company will need to raise additional capital and satisfy certain contractual obligations by issuing equity securities or additional debt or through licensing arrangements, which may cause significant dilution to the Combined Company’s stockholders or restrict the Combined Company’s operations;
●	Some of VYNE’s and Yarrow’s directors and executive officers have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests; and
●	VYNE stockholders and Yarrow stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger, including the conversion of Yarrow Common Stock issued in the Yarrow Pre-Closing Financing.

Risks Related to the Proposed Reverse Stock Split:

●	The reverse stock split may not increase the Combined Company’s stock price over the long-term;
●	The reverse stock split may decrease the liquidity of the Combined Company common stock; and
●	The reverse stock split may lead to a decrease in the Combined Company’s overall market capitalization.

Risks Related to VYNE:

●	VYNE’s current business has been and, if the Merger is not consummated, is expected to be substantially dependent upon the successful development and regulatory approval of its biopharmaceutical product candidates. If VYNE is unable to successfully develop or obtain regulatory approval for any such candidate, its business may be materially harmed;
●	VYNE’s current product candidates may fail in development or suffer delays that materially and adversely affect their viability. If the Merger is not consummated and VYNE is unable to identify or complete an alternative strategic transaction or complete development of, or commercialize, its product candidates, or experience significant delays in doing so, VYNE’s business will be materially harmed;
●	Drug development is very expensive, time-consuming and uncertain. VYNE’s preclinical studies and clinical trials may fail to adequately demonstrate the safety and efficacy of VYNE’s current or any future product candidates, or serious adverse side effects could be identified. Any of these outcomes could prevent or delay regulatory approval and commercialization or, if the Merger is not consummated, harm VYNE’s ability to pursue strategic alternatives for VYNE’s product candidates;
●	New chemical entities may require more time and resources for development, testing and regulatory approval;
●	Results obtained in preclinical studies and completed clinical trials may not predict success in later clinical trials;
●	Top-line and preliminary data from VYNE’s clinical trials that it announces or publishes from time to time may change as additional data become available and are subject to audit and verification procedures that could result in material changes in the final data;
●	VYNE has a limited history as a clinical-stage biopharmaceutical company developing product candidates for immuno-inflammatory conditions, which may make it difficult to assess VYNE’s future viability;
●	If the Merger is not consummated, VYNE may pursue an alternative strategic transaction. VYNE may spend its limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success;

●	VYNE has not obtained regulatory approvals to market its product candidates, and if the Merger is not consummated and VYNE continues the development of its current product candidates of future product candidates, VYNE may be delayed in obtaining or fail to obtain such regulatory approvals and to commercialize these product candidates;
●	VYNE may decide not to continue developing any of its product candidates at any time during development or of any of its products after approval, which would reduce or eliminate VYNE’s potential return on investment for those product candidates or products;
●	VYNE is subject to various U.S. federal, state, local and foreign health care fraud and abuse laws, including anti-kickback, self-referral, false claims and fraud laws, health information privacy and security, and transparency laws, and any violations by VYNE of such laws could result in substantial penalties or other consequences including criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits and future earnings. Additionally, any challenge to or investigation into VYNE’s practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm VYNE’s business;
●	Legislative or regulatory healthcare reforms in the United States may make it more difficult and costly for VYNE to obtain regulatory clearance or approval of its product candidates and to produce, market, and distribute its products after clearance or approval is obtained;
●	The trading price of the shares of VYNE Common Stock is volatile, and stockholders could incur substantial losses; and
●	If VYNE does not regain compliance and continue to meet the continued listing requirements, VYNE Common Stock may be delisted from the Nasdaq Capital Market, which could affect the market price and liquidity for VYNE Common Stock and reduce VYNE’s ability to raise additional capital and the Merger may not be consummated.

Risks Related to Yarrow:

●	Even if the Merger and the Yarrow Pre-Closing Financing are successful, Yarrow will require substantial additional capital to finance its operations in the future. If Yarrow is unable to raise such capital when needed, or on acceptable terms, Yarrow may be forced to delay, reduce and/or discontinue development of YB-101 or its future commercialization efforts;
●	Yarrow is a clinical stage biotechnology company with a limited operating history on which to assess its business; Yarrow has not completed any clinical trials, and it has no products approved for commercial sale, which may make it difficult to evaluate its current business and likelihood of success and viability;
●	Yarrow is substantially dependent on the success of YB-101, and Yarrow’s anticipated future clinical trials of such product candidate may not be successful;
●	Yarrow relies on collaborations and licensing arrangements with third parties, including Shanghai Scizeng Medical Technology Co., LTD., a subsidiary of Changchun GeneScience Pharmaceutical Co., Ltd. (“GenSci”). If Yarrow is unable to maintain these collaborations or licensing arrangements, or if these collaborations or licensing arrangements are not successful, Yarrow’s business could be negatively impacted;
●	In order to successfully implement its plans and strategies, Yarrow will need to grow the size of its organization and Yarrow may experience difficulties in managing this growth; and
●	Clinical development involves a lengthy and expensive process that is subject to delays and with uncertain outcomes, and results of earlier studies and trials may not be predictive of future clinical trial results. If Yarrow’s clinical trials and any future preclinical studies are not sufficient to support regulatory approval of any of its product candidates, Yarrow may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidate.

Risks Related to the Ownership of the Combined Company Common Stock:

●	The market price of the Combined Company common stock is expected to be volatile, and the market price of the common stock may drop following the Merger;
●	The Combined Company may incur losses for the foreseeable future and may never achieve profitability;
●	The Combined Company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all;
●	Provisions that will be in the Combined Company’s certificate of incorporation and bylaws and provisions under Delaware law could make an acquisition of the Combined Company more difficult and may prevent attempts by its stockholders to replace or remove its management;
●	After completion of the Merger, the Combined Company’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the Combined Company’s stockholders for approval; and
●	The Combined Company will have broad discretion in the use of the cash and cash equivalents of the Combined Company and the proceeds from the Yarrow Pre-Closing Financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 27 of this proxy statement/prospectus. VYNE and Yarrow both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 172)

Each of VYNE and Yarrow will use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the transactions contemplated by the Merger Agreement, if any, and to submit promptly any additional information requested by any such governmental authority.

Nasdaq Stock Market Listing (see page 156)

VYNE has filed an initial listing application for the Combined Company common stock with Nasdaq. If such application is accepted, VYNE anticipates that the Combined Company common stock will be listed on Nasdaq following the Closing under the trading symbol “YARW.” It is a condition to the consummation of the Merger that VYNE will receive confirmation from Nasdaq that the Combined Company has been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that VYNE will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties.

Anticipated Accounting Treatment (see page 156)

The Merger is expected to be treated by VYNE as a reverse merger and will be accounted for as an in- substance reverse recapitalization of VYNE by Yarrow in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) as, at close, the transaction is, in essence, the issuance of equity by Yarrow for VYNE’s net assets, consisting of nominal assets and liabilities at the time of the Merger. For accounting purposes, Yarrow is considered to be acquiring the assets and liabilities of VYNE in this transaction based on the terms of the Merger Agreement and other factors, including: (i) Yarrow’s equity holders will own a substantial majority of the voting rights in the Combined Company; (ii) Yarrow’s largest stockholder will retain the largest interest in the Combined Company; (iii) Yarrow will designate all of the initial members of the board of directors of the Combined Company; and (iv) a member of VYNE’s and members of Yarrow’s executive management team will become the management of the Combined Company. The Combined Company will be named Yarrow Bioscience, Inc. In addition, Yarrow concluded that any in-process research and development assets of VYNE at the closing of the Merger would be de-minimis and any potential future royalties from VYNE’s out-licensed product, Finacea foam, represent a potential passive revenue stream rather than ongoing operating activities. Formulation and use patents for Finacea foam currently expire in 2027 and 2029, respectively, but may experience an earlier loss of exclusivity due to generic entry. Accordingly, upon the closing of the Merger, VYNE is expected to have no or nominal operations for accounting purposes and the Merger is expected to be treated as the equivalent of Yarrow issuing stock to acquire the net assets of VYNE. As a result of the Merger, the net assets of VYNE will be stated at fair value, which approximates carrying value, with no goodwill or other intangible assets recorded, and the historical results of operations prior to the Merger will be those of Yarrow. The direct and incremental costs related to the transaction will be treated as a reduction of the net proceeds received within additional paid- in-capital. See the “Unaudited Pro Forma Condensed Combined Financial Information” elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights (see page 157)

Holders of VYNE Common Stock are not entitled to appraisal rights in connection with the Merger under Delaware law. Holders of Yarrow capital stock are entitled to appraisal rights in connection with the Merger under Delaware law.

Comparison of Stockholder Rights (see page 331)

VYNE and Yarrow are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the Delaware General Corporation Law (“DGCL”). If the Merger is completed, Yarrow stockholders will become VYNE stockholders, and their rights will be governed by the DGCL, VYNE’s amended and restated bylaws (the “VYNE Bylaws”) and the VYNE Charter, as may be further amended by Proposal Nos. 2 and 3 if approved by VYNE stockholders at the VYNE Special Meeting. The rights of VYNE stockholders contained in the VYNE Charter and the VYNE Bylaws differ from the rights of Yarrow stockholders under Yarrow’s certificate of incorporation and Yarrow’s amended and restated bylaws, as more fully described under the section titled “Comparison of Rights of Holders of VYNE Capital Stock and Yarrow Capital Stock” beginning on page 331 of this proxy statement/ prospectus.

MARKET PRICE AND DIVIDEND INFORMATION

The VYNE Common Stock is currently listed on The Nasdaq Capital Market under the symbol “VYNE.”

The closing price of VYNE Common Stock on December 16, 2025, the last day of trading prior to the announcement of the Merger, as reported on Nasdaq, was $0.40 per share. The closing price of VYNE Common Stock on April      , 2026, as reported on Nasdaq, was $       per share.

Because the market price of VYNE Common Stock is subject to fluctuation, the market value of the shares of VYNE Common Stock that Yarrow stockholders will be entitled to receive in the Merger may increase or decrease.

Yarrow is a private company, and shares of Yarrow Common Stock and Yarrow Preferred Stock are not publicly traded.

Assuming approval of Proposal Nos. 1 and 2 and successful application for initial listing with Nasdaq, following the consummation of the Merger, shares of the Combined Company common stock are expected to trade on Nasdaq under VYNE’s new name, “Yarrow Bioscience, Inc.,” and new trading symbol “YARW.”

As of April 24, 2026, the record date for the VYNE Special Meeting, there were approximately 7 registered holders of record of VYNE Common Stock. As of April 24, 2026, Yarrow had one holder of record of Yarrow Common Stock and eight holders of record of Yarrow Preferred Stock. For detailed information regarding the beneficial ownership of certain VYNE and Yarrow stockholders, see the sections of this proxy statement/prospectus titled “Principal Stockholders of Yarrow” and “Principal Stockholders of VYNE.”

Dividends

VYNE has never declared or paid any cash dividends on its common stock and, other than the Cash Dividend, does not anticipate paying cash dividends on its common stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the Combined Company’s then-current board of directors and will depend upon a number of factors, including the Combined Company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

Yarrow has never paid or declared any cash dividends on Yarrow Capital Stock. If the Merger does not occur, Yarrow does not anticipate paying any cash dividends on the Yarrow Capital Stock in the foreseeable future, and Yarrow intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Yarrow board of directors and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the Yarrow board of directors deems relevant.

RISK FACTORS

The Combined Company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of VYNE Common Stock. You should also read and consider the other information in this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 348 of this proxy statement/prospectus for further information. Moreover, some of the factors, events and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past and instead reflect our beliefs and opinions as to the factors, events, or contingencies that could materially and adversely affect us in the future.

Risks Related to the Proposed Merger

Failure to complete, or delays in completing, the potential Merger with Yarrow could materially and adversely affect VYNE’s results of operations, business, financial results and/or common stock price.

On December 17, 2025, VYNE entered into the Merger Agreement with Yarrow pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Yarrow, with Yarrow continuing as a wholly owned subsidiary of VYNE and the surviving corporation of the Merger. Consummation of the Merger is subject to certain closing conditions, a number of which are not within VYNE’s control. Any failure to satisfy these required conditions to closing may prevent, delay or otherwise materially adversely affect the completion of the transaction. VYNE cannot predict with certainty whether or when any of the required closing conditions will be satisfied or if another uncertainty may arise and cannot assure you that it will be able to successfully consummate the Merger as currently contemplated under the Merger Agreement or at all.

VYNE’s efforts to complete the Merger could cause substantial disruptions in, and create uncertainty surrounding, its business, which may materially adversely affect its results of operation and its business. Uncertainty as to whether the Merger will be completed in a timely manner or at all may affect VYNE’s ability to retain and motivate existing employees. Uncertainty as to whether the Merger will be completed in a timely manner or at all could adversely affect VYNE’s business and its relationship with collaborators, suppliers, vendors, regulators and other business partners. The adverse effects of the pendency of the transaction could be exacerbated by any delays in completion of the transaction or termination of the Merger Agreement.

If the conditions to the Merger are not satisfied or waived, the Merger may not occur.

Even if the Merger is approved by the stockholders of Yarrow and VYNE, specified conditions must be satisfied or, to the extent permitted by applicable law, waived to complete the Merger. These conditions are set forth in the Merger Agreement and described further in the section titled “The Merger Agreement” of this proxy statement/prospectus. VYNE cannot assure you that all of the conditions to the consummation of the Merger will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or the closing may be delayed.

VYNE and Yarrow may mutually agree to waive the condition to the Merger requiring approval for listing on Nasdaq, and if such condition is waived, the Combined Company’s stock may not be listed on Nasdaq following completion of the Merger.

Pursuant to the Merger Agreement, VYNE agreed, to the extent required by the rules and regulations of Nasdaq, to use its commercially reasonable efforts to cause the shares of VYNE Common Stock being issued in the Merger to be approved for listing on Nasdaq at or prior to the Effective Time. Additionally, under the Merger Agreement, each of VYNE’s and Yarrow’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties of various conditions, including that the shares of VYNE Common Stock to be issued in the Merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the Merger. In the event that the shares of VYNE Common Stock to be issued in the Merger are not approved for listing on Nasdaq, it is possible (although not likely) that VYNE and Yarrow may mutually agree to waive the applicable condition and nonetheless proceed with completing the Merger. If such condition is waived, VYNE will not recirculate an updated proxy statement/ prospectus, nor will it solicit a new vote of stockholders prior to proceeding with the Merger. If VYNE proceeds with the Merger in these circumstances, the Combined Company’s stock may not be listed on Nasdaq.

If the Combined Company’s stock is not listed on Nasdaq following completion of the Merger, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the Combined Company common stock, decreases in institutional and other investor demand for the shares, a reduction in coverage by securities analysts, a decrease in market making activity and information available concerning trading prices and volume, and fewer broker dealers willing to execute trades in the Combined Company common stock. Also, it may be difficult for the Combined Company to raise additional capital if the Combined Company common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the Combined Company common stock and could have a material adverse effect on the Combined Company.

The Exchange Ratio for the Merger will not change or otherwise be adjusted based on the market price of VYNE Common Stock.

Applying the Exchange Ratio, based on VYNE’s and Yarrow’s capitalization as of April 17, 2026 and taking into account VYNE’s current cash position, (i) each then-outstanding share of Yarrow Capital Stock (including shares of Yarrow Common Stock issued in the Yarrow Pre-Closing Financing), excluding any shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares, will be converted into the right to receive a number of shares of VYNE Common Stock and/or VYNE Pre-Funded Warrants, as applicable, equal to 35.8455, (ii) each then-outstanding Yarrow Option will be converted into and become an option to purchase shares of VYNE Common Stock on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement, and (iii) each then-outstanding and unexercised Yarrow Pre-Funded Warrant will be converted into VYNE Pre-Funded Warrant, subject to adjustment as set forth in the Merger Agreement and the form of pre-funded warrant. Applying the Exchange Ratio, the former Yarrow securityholders immediately before the Merger are expected to own approximately 97.0% of the aggregate number of shares of the Combined Company’s capital stock following the Merger (on a fully-diluted basis, and subject to dilution from any equity issued by Yarrow after December 17, 2025 and before the closing), and VYNE securityholders immediately before the Merger are expected to own approximately 3.0% of the aggregate number of shares of the Combined Company capital stock following the Merger (on a fully-diluted basis), subject to certain assumptions, including, but not limited to, that VYNE’s Net Cash as of Closing will be approximately $0, after giving effect to the Cash Dividend, which is expected to be approximately $14.5 to $16.5 million.

Any changes in the market price of VYNE Common Stock before the completion of the Merger will not affect the number of shares Yarrow stockholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Merger, the market price of VYNE Common Stock increases from the market price on the date of the Merger Agreement, then Yarrow stockholders could receive merger consideration with substantially more value for their shares of Yarrow Capital Stock than the parties had negotiated when they established the Exchange Ratio. Similarly, if before the completion of the Merger, the market price of VYNE Common Stock declines from the market price on the date of the Merger Agreement, then Yarrow stockholders could receive merger consideration with substantially lower value. The Merger Agreement does not include a price-based termination right.

The issuance of VYNE Common Stock, including the shares of VYNE Common Stock issued in exchange for shares of Yarrow Common Stock issued in the Yarrow Pre-Closing Financing, to Yarrow stockholders pursuant to the Merger Agreement and the resulting change in control from the Merger, and the Reverse Stock Split, must be approved by VYNE stockholders, and the Merger Agreement and transactions contemplated thereby must be approved by the Yarrow stockholders. Failure to obtain these approvals would prevent the closing of the Merger.

Before the Merger can be completed, VYNE stockholders must approve, among other things, the issuance of VYNE Common Stock, including shares of Yarrow Common Stock issued in the Yarrow Pre-Closing Financing, to Yarrow stockholders pursuant to the Merger Agreement and the resulting change in control from the Merger and the Reverse Stock Split, and Yarrow stockholders must adopt the Merger Agreement and approve the Merger and the related transactions. Failure to obtain the required stockholder approvals may result in a material delay in, or the abandonment of, the Merger. Any delay in completing the Merger may materially adversely affect the timing and benefits that are expected to be achieved from the Merger.

The Merger may be completed even though a material adverse effect may result from the announcement of the Merger, industry-wide changes or other causes.

In general, neither VYNE nor Yarrow is obligated to complete the Merger if there is a material adverse effect affecting the other party between December 17, 2025, the date of the Merger Agreement, and the closing of the Merger. However, certain types of causes are excluded from the concept of a “material adverse effect.” Such exclusions include, but are not limited to, changes in general economic or political conditions, industry-wide changes, changes resulting from the announcement of the Merger, natural disasters, pandemics, other public health events or force majeure events and changes in U.S. generally accepted accounting principles. Therefore, if any of these events were to occur and adversely affect VYNE or Yarrow, the other party would still be obliged to consummate the closing of the Merger notwithstanding such material adverse effect. If any such adverse effects occur and VYNE consummates the closing of the Merger, the stock price of the Combined Company may suffer. This in turn may reduce the value of the Merger to the stockholders of VYNE, Yarrow or both.

If the Merger is not completed, VYNE’s stock price may decline significantly.

The market price of VYNE Common Stock is subject to significant fluctuations. Market prices for securities of pharmaceutical, biotechnology and other life science companies have historically been particularly volatile. In addition, the market price of VYNE Common Stock will likely be volatile based on whether stockholders and other investors believe that VYNE can complete the Merger or otherwise raise additional capital to support VYNE’s operations if the Merger is not consummated and another strategic transaction cannot be identified, negotiated and consummated in a timely manner, if at all. The volatility of the market price of VYNE Common Stock has been and may be exacerbated by low trading volume.

Additional factors that may cause the market price of VYNE Common Stock to fluctuate include:

●	announcements of the results of its clinical trials, discussions with regulators, and regulatory approval decisions;
●	the entry into, or termination of, key agreements, including commercial partner agreements;
●	announcements by commercial partners or competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;
●	the loss of key employees;
●	future sales of VYNE Common Stock;
●	general and industry-specific economic conditions that may affect VYNE’s research and development expenditures; and
●	period-to-period fluctuations in financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of VYNE Common Stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.

If VYNE completes the Merger, the Combined Company will need to raise additional capital, including by potentially issuing equity securities or incurring debt, which may cause significant dilution to the Combined Company’s stockholders or restrict the Combined Company’s operations.

In connection with the Merger, Yarrow entered into the Securities Purchase Agreement with certain investors, including existing investors of Yarrow, pursuant to which the investors agreed to purchase, in the aggregate, $100.0 million in shares of Yarrow Common Stock and Yarrow Pre-Funded Warrants in the Yarrow Pre-Closing Financing immediately prior to the closing of the Merger. Although the closing of the Yarrow Pre-Closing Financing is not a condition to the closing of the Merger with Yarrow, the closing of the Yarrow Pre-Closing Financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the Merger as well as certain other conditions. The shares of Yarrow Common Stock and the Yarrow Pre-Funded Warrants issued in the Yarrow Pre-Closing Financing will result in dilution to all securityholders of the Combined Company (i.e., both VYNE’s pre-Merger securityholders and former Yarrow securityholders).

In addition, the closing of the Yarrow Pre-Closing Financing is not a condition to the closing of the Merger, therefore VYNE stockholders are being asked to vote on the Merger without assurance that the proceeds of the Yarrow Pre-Closing Financing will be available at the time the Merger is consummated. If the Merger closes before the financing proceeds are received, the Combined Company would initially operate using its then-available cash resources and may need to adjust the timing or scope of certain expenditures until such proceeds are received or alternative capital is obtained.

Additional or alternative financing may not be available to the Combined Company when it is needed or may not be available on favorable terms. To the extent that the Combined Company raises additional capital by issuing equity securities, such financing will cause additional dilution to all securityholders of the Combined Company, including VYNE’s pre-Merger securityholders and Yarrow’s former securityholders. It is also possible that the terms of any new equity securities may have preferences over the Combined Company common stock. Any debt financing the Combined Company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the Combined Company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the Combined Company raises additional funds through licensing arrangements, it may be necessary to grant licenses on terms that are not favorable to the Combined Company.

Some of VYNE’s and Yarrow’s directors and executive officers have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

Directors and executive officers of VYNE and Yarrow have interests in the Merger that are different from, or in addition to, the interests of other VYNE stockholders generally. These interests with respect to VYNE’s directors and executive officers may include, among others, retention bonus payments, acceleration of previously issued equity awards, severance payments if employment is terminated in a qualifying termination in connection with the Merger and rights to continued indemnification, expense advancement and insurance coverage.

Further, certain current members of the Yarrow board of directors will continue as directors of the Combined Company after the effective time, and, following the closing of the Merger, will be eligible to be compensated as non-employee directors of the Combined Company pursuant to VYNE’s non-employee director compensation policy that is expected to remain in place following the effective time. These interests, among other factors, may have influenced the directors and executive officers of each company to support or approve the Merger.

The VYNE board of directors was aware of and considered those interests, among other matters, in reaching their decisions to approve and adopt the Merger Agreement, approve the Merger, and recommend the approval of the Merger Agreement to VYNE and Yarrow stockholders. These interests, among other factors, may have influenced the directors and executive officers of each company to support or approve the Merger.

VYNE stockholders and Yarrow stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger, including the conversion of Yarrow Common Stock issued in the Yarrow Pre-Closing Financing.

If the Combined Company is unable to realize the full strategic and financial benefits currently anticipated from the Merger, VYNE stockholders and Yarrow stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the Combined Company is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.

VYNE securityholders will generally have a reduced ownership and voting interest in, and will exercise less influence over the management of, the Combined Company following the completion of the Merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the Merger, VYNE’s current stockholders will generally own a smaller percentage of the Combined Company than their ownership of VYNE prior to the Merger. Immediately after the Merger, VYNE securityholders as of immediately prior to the Merger are expected to own approximately 3.0% of the outstanding shares of capital stock of the Combined Company (on a fully-diluted basis, and subject to dilution from any equity issued by Yarrow after December 17, 2025 and before the closing), and former holders of Yarrow securities are expected to own approximately 97.0% of the outstanding shares of capital stock of the Combined Company (on a fully-diluted basis), subject to certain assumptions, including, but not limited to, VYNE’s net cash as of closing being approximately $0, after giving effect to the Cash Dividend, which is expected to be approximately $14.5 to $16.5 million. The Chief Executive Officer of Yarrow will serve as the Chief Executive Officer of the Combined Company following the completion of the Merger.

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement.

While the Merger Agreement is in effect, each party is generally prohibited from, among other things, soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry. In addition, VYNE’s current directors and executive officers and certain significant stockholders have entered into support agreements pursuant to the terms of the Merger Agreement, and as an inducement to Yarrow’s willingness to enter into the Merger Agreement, by which they have agreed to vote all of their shares of VYNE capital stock in favor of the Merger Agreement and the transactions contemplated thereby and against any competing proposals, subject to certain limited exceptions. These provisions could discourage a potential competing acquirer from considering or proposing an acquisition or merger, even if it were prepared to pay consideration with a higher value than that implied by the merger consideration in the combination.

Because the lack of a public market for Yarrow Common Stock makes it difficult to evaluate the fair market value of its capital stock, the value of VYNE Common Stock to be issued to Yarrow stockholders may be more or less than the fair market value of Yarrow Common Stock.

The outstanding capital stock of Yarrow is privately held and is not traded on any public market. The lack of a public market makes it difficult to determine the fair market value of Yarrow capital stock. Because the percentage of VYNE’s equity to be issued to Yarrow stockholders was determined based on negotiations between the parties, it is possible that the value of VYNE Common Stock to be issued to Yarrow stockholders will be more or less than the fair market value of Yarrow Capital Stock.

Lawsuits may be filed against VYNE, Yarrow, or any of the members of their respective boards of directors arising out of the Merger, which may delay or prevent the Merger.

Putative stockholder complaints, including stockholder class action complaints, and other complaints may be filed against VYNE, the VYNE board of directors, Yarrow, the Yarrow board of directors and others in connection with the transactions contemplated by the Merger Agreement. The outcome of litigation is uncertain, and VYNE or Yarrow may not be successful in defending against any such future claims. Lawsuits that may be filed against VYNE, the VYNE board of directors, Yarrow, or the Yarrow board of directors could delay or prevent the Merger, divert the attention of VYNE’s and Yarrow’s management and employees from their day-to-day business and otherwise adversely affect VYNE and Yarrow financially.

VYNE has never paid and, other than in connection with the Merger with Yarrow, does not intend to pay any cash dividends in the foreseeable future.

VYNE has never paid cash dividends on any of its capital stock. Other than in connection with the Merger, VYNE does not currently anticipate declaring or paying cash dividends on its capital stock in the foreseeable future.

If VYNE does not successfully consummate the Merger or another strategic transaction, the VYNE board of directors may decide to pursue a dissolution and liquidation of VYNE. In such an event, the amount of cash available for distribution to VYNE stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities, as to which VYNE can give you no assurance.

There can be no assurance that the Merger will be completed. If the Merger is not completed, the VYNE board of directors may decide to pursue a dissolution and liquidation of VYNE. In such an event, the amount of cash available for distribution to VYNE stockholders will depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution continues to decrease as VYNE funds its operations while pursuing the Merger. In addition, if the VYNE board of directors were to approve and recommend, and VYNE stockholders were to approve, a dissolution and liquidation of VYNE, VYNE would be required under Delaware law to pay VYNE’s outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to stockholders. VYNE’s commitments and contingent liabilities may include obligations under VYNE’s employment and related agreements with certain employees that provide for severance and other payments following a termination of employment occurring for various reasons, including a change in control of VYNE, litigation against VYNE, and other various claims and legal actions arising in the ordinary course of business, and other unexpected and/or contingent liabilities. As a result of this requirement, a portion of VYNE’s assets would need to be reserved pending the resolution of such obligations.

In addition, VYNE may be subject to litigation or other claims related to a dissolution and liquidation of VYNE. If a dissolution and liquidation were to be pursued, the VYNE board of directors, in consultation with VYNE’s advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of VYNE Common Stock could lose all or a significant portion of their investment in the event of liquidation, dissolution or winding up of VYNE. A liquidation would be a lengthy and uncertain process with no assurance of any value ever being returned to VYNE stockholders.

VYNE and its stockholders will not have any right to make damage claims against Yarrow for the breach of any representation, warranty or covenant made by Yarrow in the Merger Agreement.

The Merger Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the closing of the Merger, except for those covenants contained therein that by their terms apply or are to be performed in whole or in part after the Closing, and then only with respect to breaches occurring after the closing of the Merger. Accordingly, there are no remedies available to the parties with respect to any breach of the representations, warranties, covenants or agreements of the parties to the Merger Agreement after the Closing of the Merger, except for covenants to be performed in whole or in part after the Closing. As a result, VYNE and its stockholders will have no remedy available to it if the Merger is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by Yarrow at the time of the Merger.

Additionally, VYNE cannot assure you that the due diligence conducted in relation to Yarrow has identified all material issues or risks associated with Yarrow, its business or the industry in which it competes. Furthermore, VYNE cannot assure you that factors outside of its or Yarrow’s control will not later arise, or that any previously identified risks will not materialize in a manner inconsistent with the preliminary analysis. As a result of these factors, following the closing of the Merger, the Combined Company may be exposed to liabilities and incur additional costs and expenses and it may be forced to later write-down or write off assets, restructure its operations, or incur impairment or other charges. VYNE and its stockholders have no indemnification rights against Yarrow or its stockholders under the Merger Agreement. Accordingly, any stockholders of VYNE that remain stockholders of the Combined Company following the Merger could suffer a reduction in the value of their securities. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by VYNE’s directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Merger contained an actionable material misstatement or material omission.

Risks Related to the Proposed Reverse Stock Split

The reverse stock split may not increase the Combined Company’s stock price over the long-term.

The principal purpose of the reverse stock split is to increase the per-share market price of VYNE Common Stock above the minimum bid price requirement under the Nasdaq rules so that the listing of VYNE and the shares of VYNE Common Stock being issued in the Merger on Nasdaq will be approved. Based on the recent trading prices of VYNE Common Stock, VYNE and Yarrow currently estimate that a reverse stock split ratio of at least 1-for-17 would be required to increase the per-share market price to $4.00, which is the minimum initial listing price requirement of Nasdaq. The final reverse stock split ratio will be determined mutually by the VYNE board of directors and the Yarrow board of directors prior to the closing of the Merger based primarily on the then-current trading price of VYNE Common Stock and the objective of achieving a post-closing per-share price that (1) satisfies Nasdaq’s listing requirements and (2) provides an appropriate and sustainable post-closing per-share market price that the parties believe will better position the Combined Company for long-term trading stability, investor interest and market visibility, taking into account prevailing market conditions and other relevant factors. Accordingly, the ratio effected is likely to be greater than the minimum necessary to satisfy Nasdaq’s listing standards. It cannot be assured, however, that the reverse stock split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of VYNE Common Stock, it cannot be assured that the reverse stock split will increase the market price of its common stock by a multiple of the reverse stock split ratio mutually agreed by VYNE and Yarrow, or result in any permanent or sustained increase in the market price of VYNE Common Stock, which is dependent upon many factors, including VYNE’s business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of VYNE might meet the listing requirements for Nasdaq initially, it cannot be assured that it will continue to do so.

The reverse stock split may decrease the liquidity of the Combined Company common stock.

Although the VYNE board of directors believes that the anticipated increase in the market price of the Combined Company common stock resulting from the proposed reverse stock split could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the Combined Company common stock. In addition, the reverse stock split may not result in an increase in the Combined Company’s stock price necessary to satisfy Nasdaq’s initial listing requirements for the Combined Company.

The reverse stock split may lead to a decrease in the Combined Company’s overall market capitalization.

Should the market price of the Combined Company common stock decline after the reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the reverse stock split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the Combined Company’s overall market capitalization. If the per share market price does not increase in proportion to the reverse stock split ratio, then the value of the Combined Company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the Combined Company common stock will remain the same after the reverse stock split is effected, or that the reverse stock split will not have an adverse effect on the Combined Company’s stock price due to the reduced number of shares outstanding after the reverse stock split.

Risks Related to VYNE

Risks Related to Development of VYNE’s Current Product Candidates

VYNE has been and, if the Merger is not consummated, is expected to be substantially dependent upon the successful development and regulatory approval of its biopharmaceutical product candidates. If VYNE is unable to successfully develop or obtain regulatory approval for any such candidate, its business may be materially harmed.

VYNE currently has no products approved for sale and has historically invested substantially all of its efforts and financial resources in the development of its BET inhibitor product candidates, repibresib gel (“rebipresib” or “VYN201”) and VYN202. If the Merger is not consummated, the identification, successful development and ultimate regulatory approval of a product candidate for any potential indications will be critical to the future success of VYNE’s business. VYNE would need to raise sufficient funds for, and successfully enroll and complete, clinical development for a product candidate.

VYNE’s ability to successfully progress any product candidate may be hampered for many reasons, including:

●	a product candidate may in a preclinical study or clinical trial be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;
●	competitors may develop alternatives that render VYNE’s product candidates obsolete or less attractive;
●	product candidates it develops may nevertheless be covered by third parties’ patents or other proprietary rights;
●	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all;
●	a product candidate may not be accepted as safe and effective by patients, the medical community or third party payors, if applicable;
●	creation of intellectual property rights, such as patents, which are necessary to protect VYNE’s interests in a product candidate, can be challenging in relation to pharmaceutical formulations and their uses with known active pharmaceutical ingredients and generally used combinations of inactive ingredients approved by the FDA;
●	intellectual property rights, such as patents, which are necessary to protect VYNE’s interests in a product candidate, may be difficult to obtain or unobtainable or if obtained may be difficult to enforce or unenforceable; and
●	intellectual property rights, such as patents, may fail to provide adequate protection, may be challenged and one or more claims may be revoked or the patent may be held to be invalid.

The development of these new chemical entities carries even greater risk and a higher probability of failure. VYNE’s failure to successfully develop VYNE’s product candidates will have a material adverse effect on VYNE’s business and financial condition.

VYNE’s current product candidates may fail in development or suffer delays that materially and adversely affect their viability. If the Merger is not consummated and if VYNE is unable to complete development of, or commercialize, its product candidates, or experience significant delays in doing so, VYNE’s business will be materially harmed.

VYNE’s ability to achieve and sustain profitability depends on developing and obtaining regulatory approvals for, and successfully commercializing, VYNE’s product candidates, either alone or with third parties, and VYNE cannot guarantee you that it will ever obtain regulatory approval for any of VYNE’s product candidates. VYNE has limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals including approval by the FDA. Before obtaining regulatory approval for the commercial distribution of VYNE’s product candidates, VYNE or an existing or future collaborator must conduct extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of VYNE’s product candidates.

VYNE may not have the resources to advance the development of its product candidates if it experiences issues that delay or prevent their regulatory approval, or VYNE’s ability to commercialize them, including:

●	preclinical study results, including toxicology data, may show the product candidate to be less effective than desired or to have harmful or problematic side effects;
●	negative or inconclusive results from VYNE’s clinical trials, leading to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program;
●	product-related side effects experienced by patients in VYNE’s clinical trials or by individuals using drugs or therapeutics similar to VYNE’s product candidates;
●	VYNE’s third-party manufacturers’ inability to successfully manufacture VYNE’s product candidates in sufficient quantities or at all;
●	inability of any third-party contract manufacturer to scale up manufacturing of VYNE’s product candidates and those of VYNE’s collaborators to supply the needs of clinical trials;
●	delays in enrolling patients in VYNE’s clinical trials;
●	harmful side effects or inability of VYNE’s product candidates to meet efficacy endpoints during clinical trials;
●	inadequate supply or quality of product candidate components or materials or other supplies necessary for the conduct of VYNE’s clinical trials;
●	greater than anticipated costs of VYNE’s clinical trials;
●	manufacturing costs, formulation issues, pricing or reimbursement issues, or other factors that no longer make a product candidate economically feasible;
●	delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to VYNE’s technology; and
●	varying interpretations of VYNE’s data by the FDA and similar foreign regulatory agencies.

For example, in July 2025 VYNE announced topline results from its Phase 2b trial evaluating repibresib gel in nonsegmental vitiligo which did not meet its primary endpoint of the proportion of subjects achieving an improvement in Facial Vitiligo Area Scoring Index of at least 50% from baseline (“F-VASI50”) at week 24 compared to vehicle. The trial also missed a key secondary endpoint of F-VASI75. Based on these data, VYNE discontinued treatment in the then ongoing extension phase of the trial and terminated the trial.

VYNE’s inability to advance or complete the development of its product candidates, or significant delays in doing so, could have a material and adverse effect on VYNE’s business, financial condition, results of operations and prospects.

If the Merger is not consummated and VYNE continues to develop its current product candidates or any future product candidates, VYNE may encounter delays in enrolling patients and successfully completing clinical trials for VYNE’s product candidates and may be delayed in, or prevented from, commencing or completing such trials due to factors that are largely beyond VYNE’s control.

VYNE has in the past experienced and may in the future experience delays in completing clinical trials and in commencing future clinical trials. Clinical trials can be delayed or terminated for a variety of reasons, including delay or failure to:

●	obtain regulatory approval to commence a trial;
●	reach agreement on acceptable terms with prospective contract research organizations (“CROs”) and clinical trial sites, the terms of which may be subject to extensive negotiation and vary significantly among different CROs and trial sites;
●	obtain approval from an institutional review board (“IRB”) at each site;
●	enlist an adequate number of suitable patients to participate in a trial;
●	have patients complete a trial or return for post-treatment follow-up;
●	ensure clinical sites observe trial protocol or continue to participate in a trial;
●	address any patient safety concerns that arise during the course of a trial, including due to non- clinical toxicology studies;
●	address any conflicts with new or existing laws or regulations;
●	add a sufficient number of clinical trial sites; or
●	manufacture sufficient quantities of the product candidate for use in clinical trials.

Patient enrollment is also a significant factor in the timing of clinical trials, or VYNE may be prevented from completing its clinical trials, and is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to available alternatives, including any new drugs or treatments that may be approved for the indications VYNE is investigating.

VYNE may be delayed in commencing or conducting its clinical trials, or VYNE may be prevented from completing its clinical trials, if the FDA, or other applicable regulatory authority, finds deficiencies or requests additional information with respect to VYNE’s Investigational New Drug Applications (“IND”).

For example, the FDA informed VYNE in April 2025 that it placed a clinical hold on VYNE’s Phase 1b trial for VYN202 following a recent observation of testicular toxicity in dogs from a non-clinical toxicology study with VYN202. The FDA lifted the clinical hold for female subjects on the 0.25 mg and 0.5 mg doses but did not lift the hold for subjects on the 1 mg dose due to its lower toxicological safety margin, even though a No-Observed-Adverse-Effect Level (“NOAEL”) was established covering all clinical doses in females. The FDA also required sufficient data from a 12-week non-clinical toxicology study of VYN202 in dogs in order to resume the trial in male clinical subjects. In addition to this dog study, VYNE may be required to conduct additional nonclinical studies in order to address the clinical hold, or initiate a new clinical study in the different indication, and if unsuccessful, VYNE may be unable to initiate a new clinical trial of VYN202 or such toxicity would limit the populations and indications for which VYN202 could be developed. These factors could lead to VYNE’s inability to further develop VYN202. VYNE may also encounter delays if a clinical trial or a clinical trial site is suspended or terminated by it, the IRB of the institutions in which such trials are being conducted, the trial’s data safety monitoring board, or the FDA. Such authorities may suspend or terminate one or more of VYNE’s clinical trials due to a number of factors, including VYNE’s failure to conduct the clinical trial in accordance with relevant regulatory requirements or clinical protocols, inspection of the clinical trial operations or trial site by the FDA resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

If VYNE experiences delays in carrying out or completing any clinical trial of its product candidates, VYNE may be forced to cease developing VYNE’s product candidates, VYNE may not be able to achieve approval of its product candidates and the commercial prospects of VYNE’s product candidates may be harmed. In addition, any delays in completing VYNE’s clinical trials, or inability to complete such trials, will increase VYNE’s costs, slow down VYNE’s product candidate development and approval process and jeopardize VYNE’s ability to commence product sales and generate revenues. Any of these occurrences may significantly harm VYNE’s business and financial condition. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of VYNE’s product candidates.

International trade policies, including tariffs, sanctions and trade barriers, may adversely affect VYNE’s business, financial condition, results of operations and prospects.

VYNE operates in a global economy, which includes utilizing third-party suppliers in several countries outside the United States. There is inherent risk, based on the complex relationships among the U.S. and the countries in which VYNE conducts VYNE’s business, that political, diplomatic and national security factors can lead to global trade restrictions and changes in trade policies and export regulations that may adversely affect VYNE’s business and operations. The current international trade and regulatory environment is subject to significant ongoing uncertainty. The U.S. government has recently announced substantial new tariffs affecting a wide range of products and jurisdictions and has indicated an intention to continue developing new trade policies, including with respect to the pharmaceutical industry. In response, certain foreign governments have announced or implemented retaliatory tariffs and other protectionist measures. These developments have created a dynamic and unpredictable trade landscape, which may adversely impact VYNE’s business, results of operations, financial condition and prospects. The Bureau of Industry and Security, U.S. Department of Commerce, has initiated an investigation to determine whether pharmaceutical ingredients, including finished drug product, manufactured outside the United States pose a national security risk and should be subject to additional tariffs.

VYNE does not own or operate, and currently has no plans to establish, any manufacturing facilities. VYNE currently contracts with third party manufacturers for all of VYNE’s required raw materials, active ingredients and finished products for VYNE’s preclinical studies and clinical trials for VYNE’s product candidates. VYNE currently has no plans to establish VYNE’s own manufacturing capabilities and plans to continue to rely on third-party manufacturers for any future trials of VYNE’s product candidates. Currently, VYNE’s active pharmaceutical ingredients (“APIs”) for VYNE’s product candidates are manufactured in China. VYNE also relies on specialized laboratory equipment, supplies and materials, all or part of which VYNE believes may be ultimately sourced from multiple countries outside the United States, to advance VYNE’s research and development efforts.

Current or future tariffs may result in increased research and development expenses, including with respect to increased costs associated with APIs, raw materials, laboratory equipment and research materials and components. In addition, such tariffs will increase VYNE’s supply chain complexity and could also potentially disrupt VYNE’s existing supply chain. Unlike consumer goods, pharmaceuticals face unique regulatory constraints that make rapid supply chain adjustments particularly difficult and costly. Trade restrictions affecting the import of materials necessary for clinical trials could result in delays to VYNE’s development timelines. Increased development costs and extended development timelines could place VYNE at a competitive disadvantage compared to companies operating in regions with more favorable trade relationships and could reduce investor confidence, negatively impacting VYNE’s ability to secure additional financing on favorable terms or at all.

Foreign governments may also take other retaliatory actions against U.S. entities, such as decreased intellectual property protection, increased enforcement actions, or delays in regulatory approvals, which may result in heightened international legal and operational risks. In addition, the United States and other governments have imposed and may continue to impose additional sanctions, such as trade restrictions or trade barriers, which could restrict us from doing business directly or indirectly in or with certain countries or parties and may impose additional costs and complexity to VYNE’s business.

Trade disputes, tariffs, restrictions and other political tensions between the United States and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability and economic recessions or downturns. The ultimate impact of current or future tariffs and trade restrictions remains uncertain and could materially and adversely affect VYNE’s business, financial condition and prospects. While VYNE actively monitors these risks, any prolonged economic downturn, escalation in trade tensions, or deterioration in international perception of U.S.-based companies could materially and adversely affect VYNE’s business, ability to access the capital markets or other financing sources, results of operations, financial condition and prospects. In addition, tariffs and other trade developments have and may continue to heighten the risks related to the other risk factors described elsewhere in this proxy statement/prospectus.

Drug development is very expensive, time-consuming and uncertain. VYNE’s preclinical studies and clinical trials may fail to adequately demonstrate the safety and efficacy of VYNE’s current or any future product candidates, or serious adverse side effects could be identified. Any of these outcomes could prevent or delay regulatory approval and commercialization or, if the Merger is not consummated, harm VYNE’s ability to pursue other strategic alternatives for VYNE’s product candidates.

Drug development is very expensive, time-consuming and difficult to design and implement, and its outcome is inherently uncertain, particularly as it relates to new chemical entities. Before obtaining regulatory approval for the commercial sale of a product candidate, VYNE must demonstrate through preclinical studies and clinical trials that a product candidate is both safe and effective for use in the target indication. Most product candidates that commence clinical trials are never approved by regulatory authorities for commercialization. The clinical trials for these product candidates may take significantly longer than expected to complete. In addition, VYNE, any partner with which it may in the future collaborate, the FDA, an IRB or other regulatory authorities, including state and local agencies and counterpart agencies in foreign countries, may prevent, suspend, delay, require modifications to or terminate VYNE’s clinical trials at any time, for various reasons, including:

●	lack of effectiveness of any product candidate during clinical trials or the failure of a product candidate to meet specified endpoints;
●	discovery of serious or unexpected side effects experienced by trial participants, toxicities or other safety issues;
●	slower than expected rates of subject recruitment and patient enrollment in clinical trials resulting from numerous factors, including the prevalence of clinical trials for VYNE’s competitors for their product candidates treating the same indication;
●	difficulty in retaining subjects who have initiated participation in a clinical trial but may withdraw at any time due to adverse side effects from the therapy, insufficient efficacy, fatigue with the clinical trial process or for any other reason;
●	difficulty in obtaining IRB approval for studies to be conducted at each site;
●	delays in manufacturing or obtaining, or inability to manufacture or obtain, sufficient quantities of materials for use in clinical trials;
●	inadequacy of or changes in VYNE’s manufacturing process or the product formulation or method of delivery;
●	changes in applicable laws, regulations and regulatory policies;
●	delays or failure in reaching agreement on acceptable terms in clinical trial contracts or protocols with prospective CROs, clinical trial sites and other third-party contractors;
●	inability to add a sufficient number of clinical trial sites;
●	uncertainty regarding proper dosing;
●	failure of VYNE’s CROs or other third-party contractors to comply with contractual and regulatory requirements or to perform their services in a timely or acceptable manner;
●	failure by VYNE, its employees, its CROs or their employees or any partner with which VYNE may collaborate or their employees to comply with applicable FDA or other regulatory requirements relating to the conduct of clinical trials or the handling, storage, security and recordkeeping for drug and biologic products;
●	scheduling conflicts with participating clinicians and clinical institutions;
●	failure to design appropriate clinical trial protocols;
●	inability or unwillingness of medical investigators to follow VYNE’s clinical protocols;
●	difficulty in maintaining contact with subjects during or after treatment, which may result in incomplete data; and

●	insufficient data to support regulatory approval.

If VYNE experiences delays in the completion of, or if it terminates, any of its future clinical trials, VYNE’s business, financial condition, operating results and prospects would be adversely affected.

In addition, product candidates that initially showed promise in early stage testing may later be found to be not effective or cause side effects that prevent further development of the product candidate. For example, on July 30, 2025, VYNE announced that VYNE’s Phase 2b trial of repibresib gel in nonsegmental vitiligo did not achieve primary endpoint or key secondary endpoint of F-VASI50 and F-VASI75, respectively. VYNE also announced in July 2025 that VYNE decided to discontinue treatment in the ongoing extension phase of the trial and terminated the trial. If VYNE’s product candidates are associated with side effects in preclinical studies and/or clinical trials or have characteristics that are unexpected, a number of potentially significant negative consequences could result, including:

●	VYNE’s development costs could increase;
●	VYNE may need to abandon development activities or limit development to more narrow uses in which the side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective;
●	VYNE may need to abandon the development or limit the further development of its product candidates, including in various populations and for certain indications;
●	VYNE could be sued and held liable for harm caused to patients;
●	VYNE’s reputation may suffer;
●	regulatory authorities may require that VYNE suspend, discontinue, or limit its clinical trials based on safety information;
●	regulatory authorities may withdraw approval to market such product;
●	regulatory authorities may require additional warnings on the product labeling;
●	a medication guide outlining the risks of such side effects for distribution to patients may be required; and
●	market acceptance of any products that do obtain regulatory approval could be inhibited.

Any of these events could prevent VYNE from pursuing strategic alternatives, including identifying and consummating transactions with third-party partners, to further develop, obtain marketing approval for and/or commercialize the particular product candidate and could significantly harm VYNE’s business, results of operations and prospects.

New chemical entities may require more time and resources for development, testing and regulatory approval.

Each of VYNE’s historical BET inhibitor programs involves a novel therapeutic approach and new chemical entity, requires significant further research and development and regulatory approvals and is subject to the risks of failure inherent in the development of products based on innovative approaches. New chemical entities derived from VYNE’s InhiBET platform are molecules that have not previously been approved and marketed as therapeutics. As a result, the product candidates from VYNE’s InhiBET platform may face greater risk of unanticipated safety issues or other side-effects, or may not demonstrate efficacy. For example, systemic BET inhibitors have historically targeted both BD1 and BD2 less selectively, causing gastrointestinal toxicity and bone marrow suppressive effects like thrombocytopenia. While VYNE believes VYN202’s high selectivity for BD2 may alleviate the therapeutic limiting toxicities observed by other less BD2-selective BET inhibitors, VYNE may need to spend more time and greater resources verifying any toxicity associated with VYN202, including the 12 week canine toxicology study that VYNE is currently conducting in order to permit future dosing of male patients. Accordingly, the regulatory pathway for VYNE’s new chemical entities may be more demanding and take a longer period of time.

Results obtained in preclinical studies and completed clinical trials may not predict success in later clinical trials.

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and any future clinical trials that VYNE may conduct may not demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market VYNE’s product candidates in any indication. Companies in the biopharmaceutical industry frequently suffer significant setbacks in later-stage clinical trials, even after achieving promising results in preclinical studies or earlier clinical trials. Phase 3 clinical trials often produce unsatisfactory results even though prior clinical trials were successful. For example, VYNE’s Phase 2b trial of repibresib gel in nonsegmental vitiligo did not meet its primary or secondary endpoint, and VYNE’s VYN202 Phase 1b trial in moderate to severe plaque psoriasis was terminated early due to the need to conduct a canine 12 week nonclinical study in order to reinitiate dosing in male patients. Any such future events could prevent VYNE from pursuing strategic alternatives, including identifying and consummating transactions with third-party partners, to further develop, obtain marketing approval for and/or commercialize a particular product candidate and could significantly harm VYNE’s business, results of operations and prospects.

Top-line and preliminary data from VYNE’s clinical trials that it announces or publishes from time to time may change as additional data become available and are subject to audit and verification procedures that could result in material changes in the final data.

VYNE may publicly disclose top-line or preliminary data from its clinical trials based on a preliminary analysis of then-available data. In that case, the results and related findings and conclusions remain subject to change following a complete analysis of all data related to the trial. VYNE also makes certain assumptions, estimations, calculations and conclusions as part of its analyses of data, and it may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that VYNE reports may differ from future results of the same trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data VYNE previously published. Accordingly, top-line and preliminary data should not be considered complete and should be viewed with caution until the final data are available. VYNE may also disclose interim data from its clinical trials. Interim data from clinical trials that VYNE may complete are subject to the risk that one or more of the clinical outcomes may materially change as subject enrollment continues and more subject data become available. Adverse differences between interim, top-line or preliminary data and final data could significantly harm VYNE’s reputation and business prospects. Further, disclosure of interim, top-line or preliminary data by VYNE or by its competitors could result in volatility in the price of VYNE Common Stock.

Further, others, including regulatory agencies, may not accept or agree with VYNE’s assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the potential of the particular program, the likelihood of marketing approval or commercialization of the particular product candidate, any approved product, and VYNE’s company in general. In addition, the information VYNE chooses to publicly disclose regarding a particular study or clinical trial is derived from information that is typically extensive, and you or others may not agree with what VYNE determines is material or otherwise appropriate information to include in VYNE’s disclosure, and any information VYNE determines not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular program, product candidate or VYNE’s business.

If the interim, top-line or preliminary data that VYNE reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, VYNE’s ability to pursue strategic alternatives, including identifying and consummating transactions with third-party partners to further develop, obtain marketing approval for and/or commercialize its product candidates may be harmed, which could harm VYNE’s business, operating results, prospects or financial condition.

VYNE has a limited history as a clinical-stage biopharmaceutical company developing product candidates for immuno-inflammatory conditions, which may make it difficult to assess VYNE’s future viability.

VYNE’s team has limited experience in developing drugs for the treatment of immuno-inflammatory conditions. Consequently, any predictions you make about VYNE’s future success or viability may not be as accurate as they could be if VYNE had a longer history of being a clinical-stage biopharmaceutical company focused on developing drugs in this area. VYNE may also encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving its business objectives.

If the Merger is not consummated and VYNE does not complete an alternative strategic transaction, VYNE may spend its limited resources to pursue another product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

VYNE may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. VYNE’s resource allocation decisions may cause it to fail to capitalize on viable commercial drugs or profitable market opportunities. VYNE’s spending on current and future development programs and product candidates for specific indications may not yield any commercially viable drugs. If VYNE does not accurately evaluate the commercial potential or target market for a particular product candidate, it may relinquish valuable rights to that product candidate through partnerships, licensing or other arrangements in cases in which it would have been more advantageous for VYNE to retain sole development and commercialization rights to such product candidate.

VYNE faces competition from entities that have developed or may develop product candidates for the diseases addressed by VYNE’s product candidates, including companies developing novel treatments and technology platforms. If these companies develop technologies or product candidates more rapidly than VYNE does or their technologies are more effective, VYNE’s ability to develop and successfully commercialize product candidates may be adversely affected.

The development and commercialization of drugs is extremely competitive. VYNE’s product candidates, if approved, will face significant competition and VYNE’s failure to effectively compete may prevent it from achieving significant market penetration. Most of VYNE’s competitors have significantly greater resources than VYNE does, and VYNE may not be able to successfully compete. VYNE competes with a variety of multinational biopharmaceutical companies, specialized biotechnology companies and emerging biotechnology companies, as well as with technologies and product candidates being developed at universities and other research institutions. VYNE’s competitors have developed, are developing or will develop product candidates and processes competitive with VYNE’s product candidates and processes. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community and any new treatments, including those based on novel technology platforms that enter the market. VYNE believes that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which VYNE is trying, or may try, to develop product candidates. There is intense and rapidly evolving competition in the biotechnology and biopharmaceutical fields. Competition from many sources exists or may arise in the future. VYNE’s competitors include larger and better funded biopharmaceutical, biotechnological and therapeutics companies, including companies focused on therapeutics for autoimmune diseases. Moreover, VYNE also competes with current and future therapeutics developed at universities and other research institutions. Some of these companies are well-capitalized and, in contrast to VYNE, have significant clinical experience, and may include VYNE’s existing or future collaborators. In addition, these companies compete with VYNE in recruiting scientific and managerial talent. VYNE’s success will depend partially on its ability to develop and commercialize therapeutics that are safer and more effective than competing therapeutics. VYNE’s commercial opportunity and success will be reduced or eliminated if competing therapeutics are safer, more effective, or less expensive than the therapeutics it develops.

VYNE has not obtained regulatory approvals to market its product candidates, and if the Merger is not consummated or VYNE does not complete another strategic transaction, VYNE may continue to develop its own product candidates and may be delayed in obtaining or fail to obtain such regulatory approvals and to commercialize these product candidates.

The process of developing, obtaining regulatory approval for and commercializing VYNE’s product candidates is long, complex, costly and uncertain, and delays or failure can occur at any stage. Furthermore, the research, testing, manufacturing, labeling, marketing, sale and distribution of drugs are subject to extensive and rigorous regulation by the FDA. VYNE is not permitted to market any of its product candidates in the United States until it receives approval of the applicable New Drug Application (“NDA”) from the FDA. To gain approval of an NDA or other equivalent regulatory approval, VYNE must provide the FDA with clinical data and other information that demonstrates the continued safety and efficacy of the product for the intended indication.

Even if VYNE believes it clinical trials were successful, the FDA may require that VYNE conduct additional clinical, nonclinical, manufacturing, validation or drug product quality studies and submit that data before considering or reconsidering any NDA VYNE may submit. Depending on the extent of these additional studies, approval of any applications that VYNE submits may be significantly delayed or may require it to expend more resources than it has available. It is also possible that additional studies VYNE conducts may not be considered sufficient by the FDA to provide regulatory approval.

If any of these outcomes occur, VYNE would not receive approval for its product candidates and may need to discontinue the development of such product candidates.

Even if VYNE’s product candidates receive marketing approval, VYNE may continue to face future developmental and regulatory difficulties. In addition, VYNE is subject to government regulations and VYNE may experience delays in obtaining required regulatory approvals to market VYNE’s proposed product candidates.

Even if VYNE receives approval of any regulatory filing for its product candidates, the FDA may grant approval contingent on the performance of additional costly post-approval clinical trials or risk evaluation and mitigation strategies (“REMS”) to monitor the safety or efficacy of the product, which could negatively impact VYNE by reducing revenues or increasing expenses, and cause the product not to be commercially viable. Absence of long-term safety data may further limit the approved uses of products.

The FDA may also approve VYNE’s product candidates for a more limited indication or a narrower patient population than VYNE originally requested, or may not approve the labeling that VYNE believes is necessary or desirable for the successful commercialization of its product candidates. Furthermore, any such approved product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping.

If VYNE fails to comply with the regulatory requirements of the FDA, or if VYNE discovers previously unknown problems with any approved commercial products, manufacturers or manufacturing processes, VYNE could be subject to administrative or judicially imposed sanctions or other setbacks, which could require it to take corrective actions, including to:

●	suspend or impose restrictions on operations, including costly new manufacturing requirements;
●	refuse to approve pending applications or supplements to applications;
●	suspend any ongoing clinical trials;
●	suspend or withdraw marketing approval;
●	seek an injunction or impose civil or criminal penalties or monetary fines;
●	seize or detain products;
●	ban or restrict imports and exports;
●	issue warning letters or untitled letters;
●	suspend or impose restrictions on operations, including costly new manufacturing requirements; or
●	refuse to approve pending applications or supplements to applications.

In addition, various aspects of VYNE’s operations are subject to federal, state or local laws, rules and regulations, any of which may change from time to time. Costs arising out of any regulatory developments could be time-consuming and expensive and could divert management resources and attention and, consequently, could adversely affect VYNE’s business operations and financial performance.

VYNE has historically relied on third parties to conduct, supervise and monitor VYNE’s clinical trials, and if these third parties perform in an unsatisfactory manner, it may harm VYNE’s business.

VYNE has historically relied, and may in the future rely, on medical institutions, clinical investigators, contract laboratories, collaborative partners and other third parties, such as CROs, to assist it in conducting its clinical trials for its other product candidates. While VYNE has had, and expects to have, agreements governing their activities, VYNE will have limited influence over their actual performance. VYNE will control only certain aspects of VYNE’s CROs’ activities. Nevertheless, VYNE will be responsible for ensuring that each of VYNE’s clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and VYNE’s reliance on the CROs does not relieve VYNE of its regulatory responsibilities.

VYNE and its and CROs are required to comply with the FDA’s and other regulatory authorities’ good clinical practices (“GCPs”) for conducting, recording and reporting the results of clinical trials to assure that the data and reported results are credible and accurate, and that the rights, integrity and confidentiality of clinical trial participants are protected. If VYNE or its CROs fail to comply with applicable GCPs, or if VYNE’s CROs do not adequately monitor the conduct of medical institutions, clinical investigators, contract laboratories or other third parties involved in VYNE’s clinical trials, the clinical data generated in VYNE’s clinical trials may be deemed unreliable and the FDA and other regulatory authorities may require VYNE to perform additional clinical trials before approving any marketing applications.

If the third parties or consultants that assist VYNE in conducting its clinical trials do not perform their contractual duties or obligations, experience work stoppages, do not meet expected deadlines, terminate their agreements with VYNE or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to VYNE’s clinical trial protocols or GCPs, or for any other reason, VYNE’s clinical trial results may be negatively impacted and/or VYNE may need to conduct additional clinical trials or enter into new arrangements with alternative third parties, which could be difficult, costly or impossible. As a result, VYNE’s clinical trials may be extended, delayed or terminated or may need to be repeated. If any of the foregoing were to occur, VYNE may not be able to obtain, or may be delayed in obtaining, regulatory approval for the product candidates being tested in such trials, and will not be able to, or may be delayed in VYNE’s efforts to, successfully commercialize these product candidates.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delays.

As product candidates are developed through preclinical studies to later-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered in an effort to optimize processes and results. For example, VYNE evaluated a gel formulation of repibresib in VYNE’s Phase 2b trial rather than an ointment, which was used in VYNE’s completed Phase 1b trial. Such modifications carry the risk that they will not achieve these intended objectives, and may also require additional testing, FDA notification or FDA approval. Any of these changes could cause VYNE’s product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of VYNE’s product candidates and jeopardize VYNE’s ability to pursue strategic alternatives, including identifying and consummating transactions with third-party partners to further develop, obtain marketing approval for and/or commercialize VYNE’s product candidates.

Risks Related to VYNE’s Financial Position and Need for Capital

VYNE will need substantial additional funding to pursue its business objectives if the Merger is not completed. If VYNE is unable to raise capital when needed, it could be forced to curtail its planned operations.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time- consuming, expensive and uncertain process that takes years to complete. VYNE may never generate the necessary data or results required to obtain marketing approval for and/or commercialize its product candidates or identify and consummate transactions with third-party partners to further develop its product candidates. VYNE expects to incur significant expenses and operating losses for the foreseeable future if its advances its product candidates from discovery through preclinical and clinical development. In addition, VYNE may not be able to identify and consummate transactions with third-party partners to further develop, obtain marketing approval for and/or commercialize its product candidates, and its product candidates, if approved, may not achieve commercial success. Furthermore, VYNE incurs and expects to continue to incur significant costs associated with operating as a public company, including legal, accounting, investor relations and other expenses.

As of December 31, 2025, VYNE had $29.0 million in cash, cash equivalents and marketable securities. Based on VYNE’s current operating plan, VYNE believes these resources will fund its operating and capital expenditure requirements through the anticipated closing date of the Merger, which is subject to approval by its stockholders and the stockholders of Yarrow and other customary closing conditions, and for a period of at least 12 months from the date of issuance of the audited consolidated financial statements of VYNE appearing elsewhere in this proxy statement/prospectus.

These assumptions may prove to be wrong, however, and VYNE could use its available capital resources sooner than is expects. Changes may occur beyond VYNE’s control that would cause it to consume its available capital before that time, including changes in and progress of VYNE’s development activities, acquisitions of additional products or product candidates, and changes in regulation.

●	VYNE’s future capital requirements depend on many factors, including:
●	the completion of the Merger;
●	milestone payments associated with VYNE’s development programs;
●	the number and development requirements of the product candidates that it may pursue;
●	the scope, progress, results and costs of preclinical development, laboratory testing and conducting preclinical and clinical trials for VYNE’s product candidates;
●	costs associated with manufacturing and supplying VYNE’s product candidates;
●	the costs, timing and outcome of regulatory review of VYNE’s product candidates;
●	the extent to which it in-licenses or acquires additional product candidates and technologies;
●	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing VYNE’s intellectual property rights and defending any intellectual property-related claims;
●	the impact on the timing of VYNE’s preclinical studies, on the recruitment, enrollment, conduct and timing of VYNE’s clinical trials, and on VYNE’s business, due to external or macroeconomic factors;
●	VYNE’s headcount and associated costs as it potentially expands its research and development infrastructure;
●	VYNE’s ability to identify and consummate transactions with third-party partners to further develop, obtain marketing approval for and/or commercialize VYNE’s product candidates, and earn revenue from such arrangements; and
●	the ongoing costs of operating as a public company.

Additional capital may not be available when VYNE needs it, on terms that are acceptable to it or at all. If adequate funds are not available to VYNE on a timely basis, it may be required to revise its operating plan in order to:

●	delay, limit, reduce or terminate VYNE’s research and development activities; or
●	delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for VYNE’s product candidates (including any planned clinical trials to pursue additional indications for other product candidates).

If VYNE raises additional capital through collaborations, strategic alliances or licensing arrangements with third parties, it may have to relinquish certain valuable rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to VYNE. If VYNE raises additional capital through public or private equity offerings, the ownership interest of VYNE’s existing stockholders will be diluted and the terms of any new debt securities or equity securities may have a preference over VYNE Common Stock. In addition, if VYNE issues warrants or preferred stock in connection with its financing activities, such securities may include terms that are unfavorable to VYNE’s stockholders, including anti-dilution provisions and other preferences. In addition, any holders of preferred stock may receive preferential voting rights that are superior to the voting rights of holders of VYNE Common Stock. If VYNE raises additional capital through debt financing, it may be subject to covenants limiting or restricting VYNE’s ability to take specific actions, such as incurring additional debt or making capital expenditures or specified financial ratios, any of which could restrict VYNE’s ability to operate its business.

VYNE has incurred significant losses since its inception and it anticipates that it will continue to incur significant losses for the foreseeable future, which could harm VYNE’s future business prospects.

VYNE has historically incurred substantial net losses, including net losses of $26.5 million and $39.8 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, VYNE had an accumulated deficit of $757.7 million. VYNE expects to continue to incur significant losses in connection with its ongoing activities, including continuing to operate as a public company. These losses have had, and will continue to have, an adverse effect on VYNE’s working capital, total assets, and shareholders’ equity. Because of the numerous risks and uncertainties associated with VYNE’s research and development, VYNE is unable to predict when it will become profitable, and it may never become profitable. Even if VYNE does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. VYNE’s inability to achieve and then maintain profitability would negatively affect VYNE’s business, financial condition, results of operations, and cash flows.

VYNE anticipates that its expenses will increase substantially if and as it:

●	continues to develop product candidates and conduct preclinical studies and clinical trials;
●	initiates and continues research and development, including preclinical, clinical and discovery efforts for any future product candidates;
●	seeks to identify additional product candidates;
●	seeks regulatory approvals for its product candidates that may successfully complete clinical development;
●	adds personnel to support its product candidate development;
●	hires and retains additional personnel, such as clinical, quality control, scientific, and administrative personnel;
●	maintains, expands and protects its intellectual property portfolio; and
●	acquires or in-licenses other product candidates and technologies.

VYNE’s expenses could increase beyond its expectations if it is required by the FDA or other regulatory authorities to perform clinical trials in addition to those that it currently expects.

SEC regulations limit the amount of funds VYNE can raise during any 12-month period pursuant to VYNE’s shelf registration statement on Form S-3.

SEC regulations limit the amount that companies with a public float of less than $75 million may raise during any 12-month period pursuant to a shelf registration statement on Form S-3, referred to as the baby shelf rules. As of the filing of this proxy statement/prospectus, VYNE is subject to such rules. Under these rules, the amount of funds VYNE can raise through primary public offerings of securities in any 12-month period using its registration statement on Form S-3, including its at-the-market equity offering program, will be limited to one-third of the aggregate market value of the shares of VYNE Common Stock held by VYNE’s non-affiliates. Therefore, VYNE will be significantly limited in the amount of proceeds it is able to raise by selling shares of VYNE Common Stock using its Form S-3 until such time as VYNE’s public float exceeds $75 million. Furthermore, if VYNE is required to file a new registration statement on another form, it may incur additional costs and be subject to delays due to review by the SEC staff.

Raising additional capital may cause dilution to VYNE’s stockholders, restrict VYNE’s operations or require it to relinquish proprietary rights.

If the Merger is not consummated, VYNE may finance its cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. On March 1, 2024, VYNE entered into a sales agreement with Cowen and Company, LLC, as sales agent (“Cowen”) under which it may offer and sell, from time to time at its sole discretion, shares of VYNE Common Stock through Cowen in an at-the-market offering having an aggregate offering price up to $50.0 million. To the extent that VYNE raises additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted and the terms of these securities may include liquidation, anti-dilution protection or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting

VYNE’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. In addition, VYNE may opportunistically seek additional capital due to favorable market conditions or strategic considerations, even if it believes that it has sufficient funds for VYNE’s current or future operating plans.

If VYNE raises additional funds through collaborations, strategic alliances or licensing arrangements with third parties, VYNE may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to VYNE. If VYNE is otherwise unable to raise additional funds through equity or debt financings when needed, VYNE may be required to delay, reduce or terminate VYNE’s product development or grant rights to third parties to develop product candidates that it would otherwise prefer to develop itself.

Other Risks Related to VYNE’s Business and Financial Operations

Collaboration arrangements that VYNE may enter into in the future may not be successful, which could adversely affect VYNE’s ability to develop and commercialize VYNE’s product candidates.

Prior to the Merger or if the Merger is not consummated, VYNE may seek collaboration arrangements with pharmaceutical or biotechnology companies for the development or eventual commercialization of its product candidates in the future. Prior to the Merger or if the Merger is not consummated, VYNE may enter into arrangements on a selective basis, depending on the merits of retaining certain rights itself compared to entering into selective collaboration arrangements with pharmaceutical or biotechnology companies internationally and possibly also in the United States. Any such collaboration arrangements may not be successful.

In addition, the success of future collaboration arrangements that VYNE may enter into will depend heavily on the efforts and activities of VYNE’s collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations.

When entering collaboration arrangements, VYNE is subject to a number of risks, including:

●	collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial or abandon products, repeat or conduct new clinical trials, require a new formulation of products for clinical testing, may decide not to pursue development and commercialization of a product or product candidate or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to their acquisition of competitive products or their internal development of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;
●	any safety issues or adverse side effects that result from trials conducted by a collaborator will adversely impact VYNE’s ability to obtain regulatory approval for VYNE’s product candidates;
●	any failure by a collaborator to demonstrate efficacy of a product candidate in its clinical trials could decrease the perceived likelihood of success for VYNE’s clinical trials;
●	disagreements between parties to a collaboration arrangement regarding clinical development matters may lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement;
●	collaboration arrangements are complex and time-consuming to negotiate, document and implement, and VYNE may not be successful in its efforts to establish and implement collaborations or other alternative arrangements should it so chose to enter into such arrangements;
●	collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party and any such termination or expiration would adversely affect it financially and could harm its business reputation;
●	collaboration agreements may be terminated and, if terminated, may result in delays or the need for a new collaborator or additional capital to pursue further development of VYNE’s product candidates in certain markets;

●	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with VYNE’s product candidates;
●	terms of any collaborations or other arrangements that VYNE may establish may not be favorable to it;
●	VYNE could grant exclusive rights to its collaborators that would prevent it from collaborating with others;
●	VYNE will face, to the extent that it decides to enter into collaboration agreements, significant competition in seeking appropriate collaborators;
●	collaborators may not properly use, manage, maintain or defend VYNE’s confidential information and intellectual property rights or may use VYNE’s intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate VYNE’s intellectual property or proprietary information or expose it to potential liability;
●	collaborators may own or co-own intellectual property covering products that results from VYNE’s collaborating with them, and in such cases, VYNE would not have the exclusive right to develop such intellectual property and they may be able to develop such products without us;
●	disputes may arise with respect to the ownership of any intellectual property developed pursuant to VYNE’s collaborations;
●	adverse regulatory determinations or other legal action may interfere with the ability of a collaborator to conduct clinical trials or other development activity;
●	one or more collaborators may be subject to regulatory or legal action resulting from the failure to meet healthcare industry compliance requirements in the conduct of clinical trials; and
●	collaboration arrangements could be adversely impacted by changes in collaborators’ key management personnel and other personnel that are administering collaboration agreements.

VYNE is subject to various risks and uncertainties arising out of the completed divestiture of its commercial business, any of which could materially and adversely affect VYNE’s business and operations, and VYNE’s stock price.

VYNE completed the sale of its prior commercial business in January 2022. Pursuant to the terms of the Asset Purchase Agreement entered into in connection with the purchase of that business by Journey Medical Corporation (“Journey”), VYNE is eligible to receive sales milestone payments of up to $450.0 million in the aggregate upon the achievement of specified levels of net sales on a product-by-product basis, beginning with annual net sales exceeding $100.0 million. In addition, VYNE is entitled to receive certain payments from any licensing or sublicensing of the assets by Journey outside of the United States. Under the terms of the agreement, Journey does not have any diligence obligations to achieve any such net sales milestones, and VYNE can provide no assurance that such milestones will ever be met. Furthermore, Journey may decide not to license or sublicense the assets in any territory outside of the United States, in which case VYNE would not receive any additional related payments. If any of the foregoing events occur, VYNE will not realize all of the benefits of the sale.

In addition, VYNE is still subject to potential liabilities relating to its historical commercial business operations that were subject to the Asset Purchase Agreement. Under the terms of the Asset Purchase Agreement, VYNE retained and is responsible for historical liabilities of the commercial business operations based on events occurring prior to the sale other than those liabilities expressly assumed by Journey. For example, VYNE remains liable for payment of product sales provisions, such as distribution fees and trade discounts and allowances, rebates, chargebacks and other discounts and product returns. See “Note 2 — Significant Accounting Policies — Revenue Recognition — Product Sales Provisions” in VYNE’s audited consolidated financial statements included in this proxy statement/prospectus. VYNE is also obligated to indemnify Journey against certain potential liabilities and for breaches of certain representations, warranties and covenants under the agreement up to certain caps, and those liabilities may be set off against any future payments owed to it by Journey. In addition to direct expenditures for damages, settlement and defense costs, there is the possibility of adverse publicity as a result of any such claims, any of which could have a material adverse effect on VYNE’s business and stock price. In addition, VYNE remains subject to potential investigation or inquiry by regulatory authorities with respect to VYNE’s legacy commercial business operations, which could result in additional distraction to VYNE’s management and could ultimately result in further liabilities.

VYNE’s failure to successfully in-license, acquire, develop and market additional product candidates or approved products could impair its ability to grow its business.

If the Merger is not consummated, VYNE may pursue other strategic alternatives or in-license, acquire and develop additional product candidates. The success of this strategy depends partly upon VYNE’s ability to identify and select promising pharmaceutical product candidates, negotiate licensing or acquisition agreements with their current owners and finance these arrangements.

The process of proposing, negotiating and implementing a license or acquisition of a product candidate is lengthy and complex. Other companies, including some with substantially greater financial and other resources may compete with VYNE for the license or acquisition of product candidates. VYNE has limited resources to identify and execute the acquisition or in-licensing of third-party product candidates, businesses and technologies and integrate them into VYNE’s current infrastructure. Moreover, VYNE may devote resources to potential acquisitions or licensing opportunities that are never completed, or it may fail to realize the anticipated benefits of such efforts. Additionally, VYNE may not be able to acquire the rights to additional product candidates on terms that it finds acceptable, or at all.

Further, any product candidate that VYNE acquires may require additional development efforts prior to commercial sale, including preclinical or clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities.

If the Merger is not consummated, VYNE may engage in strategic transactions, which could impact its liquidity, increase its expenses and present significant distractions to its management.

VYNE may in-license and acquire product candidates or engage in other strategic transactions if the Merger is not consummated. Additional potential transactions that VYNE may consider include a variety of different business arrangements, including out-licensing, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require VYNE to incur non-recurring or other charges, may increase VYNE’s near- and long-term expenditures and may pose significant integration challenges or disrupt VYNE’s management or business, which could adversely affect VYNE’s operations and financial results. For example, these transactions entail numerous potential operational and financial risks, including:

●	incurrence of substantial debt or dilutive issuances of equity securities to pay for acquisitions;
●	exposure to unknown liabilities;
●	disruption of VYNE’s business and diversion of VYNE’s management’s time and attention in order to develop acquired products, product candidates or technologies;
●	substantial acquisition and integration costs;
●	write-downs of assets or impairment charges;
●	increased amortization expenses;
●	difficulty and cost in combining the operations and personnel of any acquired businesses with VYNE’s operations and personnel;
●	impairment of relationships with key suppliers, partners or customers of any acquired businesses due to changes in management and ownership; and
●	inability to retain VYNE’s key employees or those of any acquired businesses.

Accordingly, there can be no assurance that VYNE will undertake or successfully complete any transactions of the nature described above, and any transaction that it does complete could harm its business, financial condition, operating results and prospects.

VYNE may decide not to continue developing any of its product candidates at any time during development or of any of its products after approval, which would reduce or eliminate VYNE’s potential return on investment for those product candidates or products.

VYNE has in the past decided and may again in the future decide to discontinue the development of any of its product candidates in its pipeline or not to continue to commercialize any approved product. For example, in July 2025 VYNE announced topline results from its Phase 2b trial evaluating repibresib gel in nonsegmental vitiligo which did not meet its primary endpoint of the proportion of subjects achieving an improvement in Facial Vitiligo Area Scoring Index of at least 50% from baseline (F-VASI50) at week 24 compared to vehicle. The trial also missed a key secondary endpoint of F-VASI75. Based on these data, VYNE discontinued treatment in the then ongoing extension phase of the trial and terminated the trial. VYNE may discontinue development of other product candidates for a variety of reasons, such as the appearance of new technologies that make its product less commercially viable, resource allocation management, an increase in competition from generic or other competing products, changes in or failure to comply with applicable regulatory requirements, the discovery of unforeseen side effects during clinical development or after the approved product has been marketed or the occurrence of adverse events at a rate or severity level that is greater than experienced in prior clinical trials. If VYNE discontinues a program in which VYNE has invested significant resources, VYNE will receive a limited return on its investment and VYNE will have missed the opportunity to have allocated those resources to other product candidates in its pipeline that may have had potentially more productive uses.

Supply interruptions may disrupt the availability of VYNE’s product candidates and cause delays in conducting preclinical or clinical activities.

VYNE has historically depended on a limited number of manufacturing facilities to manufacture its product candidates. Numerous factors could cause interruptions in the supply or manufacture of VYNE’s product candidates, including:

●	timing, scheduling and prioritization of production by VYNE’s contract manufacturers or a breach of VYNE’s agreements by VYNE’s contract manufacturers;
●	labor interruptions;
●	insufficient raw and intermediate materials necessary for production;
●	changes in VYNE’s sources for manufacturing;
●	the timing and delivery of shipments;
●	VYNE’s failure to locate and obtain replacement suppliers and manufacturers as needed on a timely basis;
●	conditions affecting the cost and availability of raw materials, including inflationary factors; and
●	business interruptions resulting from geopolitical actions, including war, such as the current Russia-Ukraine war and Israel-Hamas war, and terrorism, outbreak of a contagious disease, or natural disasters including earthquakes, typhoons, floods and fires.

Furthermore, the primary manufacturer of the API in VYNE’s historical product candidates is WuXi Apptec, located in China. Certain Chinese biotechnology companies, including Wuxi Apptec, and contract manufacturing organizations (“CMOs”) may become subject to trade restrictions, sanctions, and other regulatory requirements by the U.S. government, which could restrict or even prohibit VYNE’s ability to work with such entities, thereby potentially disrupting the supply of material to VYNE. Such disruption could have adverse effects on the development of VYNE’s product candidates and VYNE’s business operations. The United States has recently passed legislation, namely the BIOSECURE Act (the “Act”), to prohibit U.S. federal executive agencies from procuring or obtaining any biotechnology equipment or service produced or provided by a “biotechnology company of concern” or entering into or renewing a contract, loan, or grant with an entity that uses such biotechnology equipment or equipment. The Act prohibits the U.S. Government from procuring or obtaining biotechnology equipment or services produced or provided by a “biotechnology company of concern” (“BCC”); entering into, extending, or renewing government contracts with an entity that directly or indirectly (e.g., via a subcontractor) uses biotechnology equipment or services from a BCC in performance of that federal contract; and/or issuing grants or loans to purchase, obtain, or use biotechnology equipment or services produced by a BCC. The Act also prohibits U.S. government loan and grant recipients from using federal loan or grant money to enter into contracts with entities that use equipment from BCCs in the performance of any federal prime contract or subcontract. Companies designated as a BCC include those that are identified on the U.S. Department of Defense’s annual List of Chinese Military Companies, also known as the 1260H List, and the U.S. Government also has the ability to designate entities as BCCs through a separate designation process. Given the Act, VYNE may be restricted in its ability to work with certain Chinese biotechnology companies to the extent it would contract with, or otherwise receive funding from, the U.S. government. As a result, VYNE may need to seek alternative suppliers. If VYNE is required to change manufacturers for any reason, it will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines.

Production of product is necessary to perform preclinical activities and clinical trials and successful registration batches are necessary to file for approval to commercially market and sell product candidates. Delays in obtaining clinical material or registration batches could adversely impact VYNE’s clinical trials and delay regulatory approval for VYNE’s product candidates.

VYNE might not be able to utilize a significant portion of its net operating loss (“NOL”) carryforwards and research and development tax credit carryforwards.

As of December 31, 2025, VYNE had federal and state NOL carryforwards of $332.1 million and $94.2 million, respectively, of which $4.1 million will begin to expire in 2037 for federal and $94.2    million will begin to expire in 2040 for state purposes. As of December 31, 2025, VYNE had federal research and development tax credit carryforwards of $7.1million which will begin to expire in 2031. VYNE has no state research and development tax credit carryforwards. U.S. federal NOLs incurred in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the ability to utilize such federal NOL carryforwards to offset taxable income is limited to 80% of VYNE’s current year taxable income. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percentage point change, by value, in its equity ownership by significant stockholders over a three-year period) the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income or tax liability may be limited. The Merger will result in an ownership change for VYNE and, accordingly, its NOL carryforwards and certain other tax attributes will be subject to limitations (or disallowance) on their use after the Merger. Yarrow’s NOL carryforwards may also be subject to limitation as a result of prior shifts in equity ownership and/or the Merger. Additional ownership changes in the future could result in additional limitations on VYNE’s, Yarrow’s and the Combined Company’s NOL carryforwards. VYNE has not completed a Section 382 study through December 31, 2025; however, VYNE has completed a 382 study through March 31, 2025, and has determined that VYNE also experienced ownership changes in the past, including in connection with the 2020 merger between Menlo (VYNE’s predecessor company) and Foamix and in VYNE’s private placement transaction in November 2023. VYNE may also experience ownership changes in the future as a result of the subsequent shifts in its stock ownership, some of which may be outside of VYNE’s control. Consequently, even if the combined company achieves profitability, it may not be able to utilize a material portion of VYNE’s, Yarrow’s, or the combined company’s NOL carryforwards and other tax attributes, which could have an adverse effect on cash flow and results of operations. For more information on limitations on NOL carryforwards and certain other tax attributes, see “Risk Factors — Risks related to the Combined Company — The Combined Company’s ability to use NOL carryforwards and other tax attributes may be limited, including as a result of the Merger.”

The Israeli Tax Authority may disagree with VYNE’s conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.

In December 2020, VYNE initiated a voluntary liquidation of its Israeli subsidiary in order to consolidate the ownership of VYNE’s intellectual property. In connection with the liquidation, the intellectual property and other assets owned by VYNE’s Israeli subsidiary were assigned to VYNE. Based on VYNE’s analysis, it notified the Israeli Tax Authority that the gains realized by VYNE’s Israeli subsidiary from the transfer of its assets to VYNE were offset by NOLs and that the liquidation did not result in tax in Israel under Israeli tax law. In September 2025, the Company closed its tax file with the ITA however, the ITA has until December 31, 2026 to assess the returns. In the event that the Israeli Tax Authority does not agree with VYNE’s analysis, it may be subject to a material tax liability. In addition, VYNE may incur additional costs associated with defending its position. Any such outcome may have a material adverse effect on VYNE’s financial results.

If VYNE fails to attract and keep senior management and key scientific personnel, it may be unable to successfully execute its strategy.

VYNE’s success depends in part on its continued ability to attract, retain and motivate highly qualified management and clinical and scientific personnel. VYNE believes that its future success is highly dependent upon the contributions of its senior management. The loss of services of any of these individuals could delay or prevent the successful completion of the Merger or, if the Merger is not consummated, preclinical and clinical development of VYNE’s product pipeline.

Competition for qualified personnel in the pharmaceutical field is intense due to the limited number of individuals who possess the skills and experience required by VYNE’s industry. VYNE may need to hire additional personnel as it expand its clinical development activities. VYNE may not be able to attract and retain quality personnel on acceptable terms, or at all. In addition, to the extent VYNE hires personnel from competitors, it may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output.

In connection with the Merger, VYNE may experience increased employee attrition, challenges to recruiting, and distraction during integration planning and following Closing, which could adversely affect execution of VYNE’s operating plans. Potential adverse reactions among employees and prospective hires arising from the announcement and completion of the Merger, as well as uncertainty regarding roles and organizational structure, could impair retention and hiring.

VYNE may become subject to lawsuits or investigations that could have a material adverse impact on its business, results of operations and financial condition.

From time to time and in the ordinary course of its business, VYNE may become involved in various lawsuits, in addition to product liability lawsuits and lawsuits to protect and enforce VYNE’s intellectual property. These lawsuits may include claims initiated by VYNE’s third-party collaborators, suppliers, manufacturers, former employees, contractors or vendors and claims related to the sale of securities and related disclosure. In addition, VYNE may become involved in an investigation concerning, or indirectly related to, its business activities, including its previous commercial activities. All such lawsuits and investigations are inherently unpredictable and, regardless of the merits of the claims, litigation may be expensive, time-consuming and disruptive to VYNE’s operations and distracting to management. If resolved against VYNE, such lawsuits could result in excessive verdicts, injunctive relief or other equitable relief that may affect how VYNE operates its business. Similarly, if VYNE settles such lawsuits, it may affect how it operates its business. Future court decisions, alternative dispute resolution awards, business expansion or legislative activity may increase VYNE’s exposure to litigation and regulatory investigations. In some cases, substantial non-economic remedies or punitive damages may be sought. Although VYNE maintains liability insurance coverage, including director and officer insurance with liability coverage limits, such coverage may not cover any particular verdict, judgment or settlement that may be entered against VYNE or its officers and directors, and such coverage may not prove to be adequate or such coverage may not continue to remain available on acceptable terms or at all. If VYNE incurs liability that exceeds its insurance coverage or that is not within the scope of the coverage in lawsuits brought against it, it could have a material adverse effect on VYNE’s business, results of operations and financial condition.

If VYNE’s information technology systems or those of third parties upon which VYNE relies or VYNE’s data are, or were, compromised, it could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions, litigation, fines and penalties, disruptions of VYNE’s business operations, reputational harm, loss of revenue or profits and other adverse consequence.

In the ordinary course of VYNE’s business, it and the third parties upon which it relies process proprietary, confidential, and sensitive data, including personal data (such as health-related data), intellectual property, and trade secrets (collectively, sensitive information) face a variety of evolving threats, including but not limited to cyber extortion, which could cause security incidents. VYNE’s information technology systems and infrastructure, and those of VYNE’s current and any future partners, contractors and consultants, are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. The ever-increasing use and evolution of technology, including cloud-based computing and proliferation of artificial intelligence, creates opportunities for the unintentional dissemination or intentional destruction of confidential information stored in VYNE’s systems or in non-encrypted portable media or storage devices.

Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of VYNE’s sensitive information and information technology systems, and those of the third parties upon which it relies. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, VYNE, and the third parties upon which it relies, may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt VYNE’s systems and operations, supply chain, and ability to produce, sell and distribute its goods and services.

VYNE and the third parties upon which it relies may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of- service attacks (such as credential stuffing), credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, attacks enhanced or facilitated by artificial intelligence, and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in VYNE’s operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but VYNE may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

VYNE is increasingly dependent upon information technology systems, infrastructure and data to operate its business. Remote work has increased risks to VYNE’s information technology systems and data, as more of VYNE’s employees utilize network connections, computers and devices outside VYNE’s premises or network, including working at home, while in transit and in public locations. Future or past business transactions (such as acquisitions or integrations) could expose VYNE to additional cybersecurity risks and vulnerabilities, as its systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, VYNE may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into VYNE’s information technology environment and security program.

While VYNE has not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in VYNE’s operations, it could cause damage or destroy assets, compromise business systems, result in proprietary information, trade secrets and other sensitive information being altered, lost, stolen, or published and may result in loss of intellectual property and in employee or third-party information being compromised, or otherwise disrupt business operations. For example, the loss of manufacturing records or clinical trial data from completed, ongoing or future clinical trials could result in delays in VYNE’s regulatory approval efforts and significantly increase VYNE’s costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, VYNE’s data or applications, or inappropriate disclosure of confidential or proprietary information, VYNE could incur liability and the further development of VYNE’s current and any future product candidates could be delayed.

VYNE may expend significant resources or modify business activities to try to protect its information technology systems, infrastructure, and data, without assurances that any security measure or modified practice will be effective as implemented. In the event of a security incident, VYNE may expend additional significant resources in analyzing and responding to each such security incident and related threats or losses. In the event of any such disruption, security breach, or similar incident, VYNE cannot be sure that its insurance coverage will be adequate or sufficient to protect it from or to mitigate liabilities arising out of VYNE’s privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims. Additionally, VYNE’s contracts may contain limitations on liability such that there can be no assurance that the third parties on which VYNE relies would be contractually obligated to indemnify or reimburse it for liabilities, damages, claims, and losses arising from security incidents experienced by, or otherwise attributable in whole or part to, such third parties or the third parties on which they rely.

VYNE’s employees, independent contractors, principal investigators, consultants, vendors, CROs and any partners with which VYNE may collaborate may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have an adverse effect on VYNE’s business.

VYNE is exposed to the risk that VYNE’s employees, independent contractors, principal investigators, consultants, vendors, CROs, distributors, prescribers, pharmacies and any partners with which it may collaborate may engage in fraudulent or other illegal activity. This includes historical misconduct VYNE may inherit in connection with the integration of Yarrow employees and independent contractors into a joint workforce. Misconduct by these persons could include intentional, reckless or negligent conduct or unauthorized activity that violates: laws or regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA or foreign regulatory authorities; manufacturing standards; federal, state and foreign healthcare fraud and abuse laws and data privacy; or laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and other business arrangements in the healthcare industry are subject to extensive laws intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws may restrict or prohibit a wide range of business activities, including research, manufacturing, distribution, pricing, discounting, marketing and promotion, sales commissions, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials, or illegal misappropriation of drug product, which could result in regulatory sanctions or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations, and serious harm to VYNE’s reputation. In addition, federal procurement laws impose substantial penalties for misconduct in connection with government contracts and require certain contractors to maintain a code of business ethics and conduct. If any such actions are instituted against VYNE, and it are not successful in defending itself or asserting its rights, those actions could have a significant impact on VYNE’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of VYNE’s operations, any of which could adversely affect VYNE’s ability to operate VYNE’s business and VYNE’s operating results.

Unfavorable global economic conditions could adversely affect VYNE’s business, financial condition or results of operations.

A severe or prolonged economic downturn could result in a variety of risks to VYNE’s business, including VYNE’s ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain VYNE’s suppliers, possibly resulting in supply disruption and ultimately delaying VYNE’s development activities. For example, inflation rates, particularly in the United States and United Kingdom, have increased recently to levels not seen in years, and increased inflation may result in increases in VYNE’s operating costs (including VYNE’s labor costs), reduced liquidity and limits on VYNE’s ability to access credit or otherwise raise capital. In addition, the Federal Reserve has raised, and may again raise, interest rates in response to concerns about inflation, which coupled with reduced government spending and volatility in financial markets may have the effect of further increasing economic uncertainty and heightening these risks. Additionally, global commerce has experienced periods of volatility and interruption following the invasion of Ukraine by Russia in February 2022 and the escalation of conflict in the Middle East in October 2023. In early 2025, the U.S. government also began imposing tariffs on certain foreign products, including products from China, which may lead to retaliatory tariff policies from other nations and result in increased costs of conducting VYNE’s business. Any of the foregoing could harm VYNE’s business and VYNE cannot anticipate all of the ways in which the current economic climate and geopolitical and financial market conditions could adversely impact VYNE’s business.

Risks Related to Government Regulation

VYNE is subject to various U.S. federal, state, local and foreign health care fraud and abuse laws, including anti-kickback, self-referral, false claims and fraud laws, health information privacy and security, and transparency laws, and any violations by VYNE of such laws could result in substantial penalties or other consequences including criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits and future earnings. Additionally, any challenge to or investigation into VYNE’s practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm VYNE’s business.

There are numerous U.S. federal, state, local and foreign health care fraud and abuse laws pertaining to VYNE’s business, including anti-kickback, false claims and physician transparency laws. VYNE’s business practices and relationships with providers, patients and third-party payors are subject to scrutiny under these laws. These laws may impact, among other things, VYNE’s potential sales, marketing, patient assistance and education programs. VYNE may also be subject to patient information privacy and security regulation by both the federal government, states and foreign jurisdictions in which VYNE conduct its business. The healthcare laws and regulations that may affect VYNE’s ability to operate include:

●	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully offering, soliciting, receiving, or paying remuneration directly or indirectly, in cash or in kind to induce or reward either the referral of an individual for, or the purchase, order or recommendation of goods or services for which payment may be made in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. The intent standard under the federal Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act (the “ACA”) to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it, in order to have committed a violation. In addition, the ACA provides that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (“FCA”). Additionally, many states have similar laws that apply to their state health care programs as well as private payors. Violations of the federal or state anti-kickback laws can result in exclusion from federal and state health care programs and substantial civil and criminal penalties;
●	the federal civil and criminal false claims laws and civil monetary penalties laws, including the FCA, prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment from Medicare, Medicaid or other federal healthcare programs, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the federal government. Even where pharmaceutical companies do not submit claims directly to payors, they can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers, promoting a product off-label, marketing products of sub-standard quality, or, as noted above, paying a kickback that results in a claim for items or services. In addition, activities relating to the reporting of wholesaler or estimated retail prices for pharmaceutical products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for such products, and the sale and marketing of such products, are subject to scrutiny under this law. For example, several pharmaceutical and other healthcare companies have faced enforcement actions under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Private individuals or “whistleblowers” can bring FCA “qui tam” actions on behalf of the government and may share in recovered amounts. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. Proof of intent to deceive is not required to establish liability under the civil False Claims Act;
●	the Health Insurance Portability and Accountability Act (“HIPAA”), which imposes criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program, including any third party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statements or representations, or making false statements relating to healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their respective implementing regulations, which impose, among other things, obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information held by certain healthcare providers, health plans and healthcare clearinghouses, known as “covered entities,” and “business associates.” Among other things, HITECH made certain aspects of HIPAA’s rules (notably the Security Rule) directly applicable to business associates — independent contractors or agents of covered entities that receive or obtain individually identifiable health information in connection with providing a service on behalf of a covered entity, and their covered subcontractors. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal court to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. The Department of Health and Human Services Office for Civil Rights (“OCR”) has increased its focus on compliance and continues to train state attorneys general for enforcement purposes. The OCR has increased both its efforts to audit HIPAA compliance and its level of enforcement, with one penalty amounting to $16 million. In addition, according to the United States Federal Trade Commission (“FTC”) failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act (“FTCA”) 15 USC § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Medical data is considered sensitive data that merits stronger safeguards. The FTC’s guidance for appropriately securing consumers’ personal information is similar to what is required by the HIPAA Security Rule;

●	the federal Physician Payments Sunshine Act and its implementing regulations, which require certain manufacturers of prescription drugs, devices and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to annually report to the Centers for Medicare & Medicaid Services (“CMS”) information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (such as nurse practitioners and physicians assistants) and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. In addition, Section 6004 of the ACA requires annual reporting of information about drug samples that manufacturers and authorized distributors provide to physicians; and
●	analogous state, local and foreign laws and regulations, such as state anti-kickback and false claims laws, and other states’ laws addressing the pharmaceutical and healthcare industries, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers, and in some cases that may apply regardless of payor, i.e., even if reimbursement is not available; state laws that require drug companies to comply with the industry’s voluntary compliance guidelines (the “PhRMA Code”) and the applicable compliance program guidance promulgated by the federal government (“HHS-OIG”) or otherwise prohibit or restrict gifts or payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; state laws that require drug manufacturers to report information related to drug pricing or payments and other transfers of value to healthcare providers or marketing expenditures and pricing information; and state laws related to insurance fraud in the case of claims involving private insurers.

These and similar laws may be subject to amendment or reinterpretation, and implementing regulations may be revised or reinterpreted, in ways that may significantly affect VYNE’s business. State and federal authorities have aggressively targeted pharmaceutical companies for alleged violations of these fraud and abuse laws based on improper research or consulting contracts with doctors, certain marketing arrangements that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices.

Efforts to ensure that VYNE’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that VYNE’s business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If VYNE’s operations are found to be in violation of any of the health regulatory laws described above or any other laws or regulations that apply to VYNE, it may be subject to significant penalties, including criminal, civil and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government healthcare programs, debarment from contracting with the U.S. government, injunctions and private qui tam actions brought by individual whistleblowers in the name of the government. Companies targeted in such actions have, among other consequences, paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans, and have often become subject to consent decrees or corporate integrity agreements that severely restrict the manner in which they conduct their business, including the requirement of additional reporting and oversight obligations. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of VYNE’s current or future practices might be challenged under one or more of these laws. Responding to investigations, enforcement actions and litigation can be time-and resource consuming and can divert management’s attention from the business. Any such investigation, action, litigation or settlement could increase VYNE’s costs or otherwise have an adverse effect on VYNE’s business and reputation. Even an unsuccessful challenge or investigation into VYNE’s practices could cause adverse publicity and be costly to respond to. In addition, the approval and commercialization of any of VYNE’s product candidates outside the U.S. will also likely subject it to non-U.S. equivalents of the healthcare laws mentioned above, among other non-U.S. laws.

VYNE and third parties with whom it works are subject to stringent and evolving U.S. and foreign laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. VYNE’s actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of VYNE’s business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

In the ordinary course of business, VYNE collects, receives, stores, processes, generates, uses, transfers, discloses, makes accessible, protects, secures, disposes of, transmits, and shares (collectively, processes) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data VYNE collects about trial participants in connection with clinical trials, sensitive third-party data, business plans, transactions, and financial information. The data processing activities related to VYNE’s work subject it and the third parties with whom it works to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws.

Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact VYNE’s business and ability to provide VYNE’s products and services.

Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (“CPRA”), (collectively, “CCPA”) applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA increases compliance costs and potential liability with respect to other personal data VYNE maintains about California residents. Similar laws are being considered in several other states, as well as at the federal and local levels, and VYNE expects more states to pass similar laws in the future. While these states, like the CCPA, also exempt some data processed in the context of clinical trials, these developments further complicate compliance efforts and increase legal risk and compliance costs for VYNE and the third parties upon whom it relies.

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”), the United Kingdom’s GDPR (“UK GDPR”), Brazil’s General Data Protection Law, and China’s Personal Information Protection Law (“PIPL”) impose strict requirements for processing personal data. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

In the ordinary course of business, VYNE may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (“EEA”) and the United Kingdom (“UK”) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt or have already adopted similarly stringent data localization and cross-border data transfer laws.

Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that VYNE can satisfy or rely on these measures to lawfully transfer personal data to the United States.

If there is no lawful manner for VYNE to transfer personal data internationally (such as from the EEA, the UK or other jurisdictions to the United States or from the United States to China or other countries of concern), or if the requirements for a legally-compliant transfer are too onerous, VYNE could face significant adverse consequences, including the interruption or degradation of VYNE’s operations, the need to relocate part of or all of VYNE’s business or data processing activities to other jurisdictions (such as Europe or Asia) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against VYNE’s processing or transferring of personal data necessary to operate VYNE’s business. Additionally, companies that transfer personal data internationally, including out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, customers and partners, and activist groups.

Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires VYNE to devote significant resources, which may necessitate changes to its services, information technologies, systems, and practices and to those of any third parties that process personal data on VYNE’s behalf. VYNE may at times fail (or be perceived to have failed) in its efforts to comply with its data privacy and security obligations. Moreover, despite VYNE’s efforts, its personnel or third parties with whom it works may fail to comply with such obligations, which could negatively impact VYNE’s business operations.

If VYNE or the third parties with whom it works fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, VYNE could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans or restrictions on processing personal data; or orders to destroy or not use personal data. Any of these events could have a material adverse effect on VYNE’s reputation, business, or financial condition, including but not limited to: loss of customers; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize VYNE’s products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to VYNE’s business model or operations.

When VYNE’s employees and personnel use generative artificial intelligence, agentic artificial intelligence, automated decision-making tools, or other artificial intelligence (collectively, “AI”) technologies to perform their work, VYNE may be subject to various laws and regulations, such as those governing the specific application of AI technologies, the disclosure and use of personal data in generative AI technologies, or an individual’s interactions with AI technologies. Governments have passed and are likely to pass additional laws regulating AI technologies. Additionally, VYNE’s use of AI technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. VYNE’s use of AI technology also inherently results in increased risk to VYNE’s information technology systems, infrastructure, and data. If VYNE is unable to use AI technologies, or if significant restrictions or limitations apply to VYNE’s intended use of AI technologies, it could make VYNE’s business less efficient and result in competitive disadvantages. Obligations relating to the use of AI technologies are quickly changing, becoming increasingly stringent, and creating uncertainty. Similarly, the known and foreseeable risks arising from the use of AI technologies are quickly changing, becoming increasingly severe or difficult to mitigate, and creating uncertainty.

Healthcare reforms by governmental authorities and related reductions in pharmaceutical pricing, reimbursement and coverage by third party payors may adversely affect VYNE’s business.

VYNE expects the healthcare industry to face increased limitations on reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third party coverage of any future products and how much or under what circumstances healthcare providers will prescribe or administer VYNE’s products, if approved.

In both the United States and other countries, sales of VYNE’s products, if approved, will depend in part upon the coverage and adequate reimbursement from third party payors, which include governmental authorities, managed care organizations and other private health insurers. Third party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. Third party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services. A payor may not consider a product to be medically necessary or cost-effective. Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved, or that other payors will similarly provide similar coverage for the product. Adequate third-party reimbursement may not be available to enable VYNE to maintain price levels sufficient to realize an appropriate return on its investment in product development.

Increasing expenditures for healthcare have been the subject of considerable public attention in the United States. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the U.S. healthcare system have been introduced or proposed in Congress and in some state legislatures, including reducing reimbursement for prescription products and reducing the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products.

Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products, which in turn would affect the price VYNE can receive for those products. Any reduction in reimbursement that results from federal legislation or regulation may also result in a similar reduction in payments from private payors, as private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates.

Significant developments that may adversely affect pricing in the United States include the enactment of federal healthcare reform laws and regulations. Changes in the healthcare system enacted as part of healthcare reform in the United States, as well as the increased purchasing power of entities that negotiate on behalf of Medicare, Medicaid, and private sector beneficiaries, may result in increased pricing pressure by influencing, for instance, the reimbursement policies of third party payors. While healthcare reform legislation, such as the ACA, may have increased the number of patients who are expected to have insurance coverage for VYNE’s product candidates, provisions such as the assessment of a branded pharmaceutical manufacturer fee and an increase in the amount of rebates that manufacturers pay for coverage of their drugs by Medicaid programs may have an adverse effect on VYNE. It is uncertain how current and future reforms in these areas will influence the future of VYNE’s business operations and financial condition.

Since its enactment, there have been judicial, Congressional and political challenges and amendments to certain aspects of the ACA. For example, on August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. Additionally, on July 4, 2025, the One Big Beautiful Bill Act (the “OBBBA”) was signed into law, which is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. The OBBBA also narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges, if any, and additional reform measures of the second Trump administration will impact the ACA.

Although VYNE cannot predict the full effect on its business of the enactment of additional legislation pursuant to healthcare and other legislative reform, VYNE believes that legislation or regulations that would reduce reimbursement for, or restrict coverage of, any future products could adversely affect how much or under what circumstances healthcare providers will prescribe or administer any products VYNE markets in the future. This could materially and adversely affect VYNE’s business by reducing VYNE’s ability to generate revenues, raise capital, obtain additional licensees, and market VYNE’s products, if approved. In addition, VYNE believes the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact product sales.

Recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed federal legislation designed to, among other things, bring more transparency to product pricing, reduce the cost of certain products under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies. For example, the IRA, among other things (i) directed the U.S. Department of Health and Human Services (“HHS”) to negotiate the price of certain high-expenditure, single-source drugs that have been on the market for at least 7 years covered under Medicare (the “Medicare Drug Price Negotiation Program”), and (ii) imposed rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. Further, on December 7, 2023, an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act was announced. On December 8, 2023, the National Institute of Standards and

Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. At the state level, individual states in the United States are also increasingly passing legislation and implementing regulations designed to control product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures.

It is likely that additional state and federal healthcare reform measures will be adopted in the future, particularly in light of the recent U.S. Presidential and Congressional elections, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for a pharmaceutical manufacturer’s products or additional pricing pressure.

Legislative or regulatory healthcare reforms in the United States may make it more difficult and costly for VYNE to obtain regulatory clearance or approval of its product candidates and to produce, market, and distribute its products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect VYNE’s business. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any of VYNE’s product candidates.

The current administration is pursuing policies to reduce regulations and expenditures across government including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for VYNE’s business. For example, the current administration has announced agreements with several pharmaceutical companies that require the drug manufacturers to offer, through a direct to consumer platform, U.S. patients and Medicaid programs prescription drug Most- Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directives to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by improving upon the Medicare Drug Price Negotiation Program and establishing Most-Favored-Nation pricing for pharmaceutical products; (3) imposing tariffs on imported pharmaceutical products; and (4) as part of the Make America Healthy Again (“MAHA”) Commission’s recent Strategy Report, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager (PBM) payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, the U.S. Supreme Court’s Loper Bright decision greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting VYNE’s operations. VYNE cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on VYNE’s business in the future. Such changes could, inter alia, require:

●	changes to manufacturing methods;
●	recall, replacement, or discontinuance of products; and
●	additional recordkeeping.

Each of these would likely entail substantial time and cost and could adversely affect VYNE’s business and VYNE’s financial results. VYNE cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or judicial action in the United States or any other jurisdiction. If VYNE or any third parties it may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if VYNE or such third parties are not able to maintain regulatory compliance, VYNE’s product candidates may lose any regulatory approval that may have been obtained and VYNE may not achieve or sustain profitability.

VYNE and any of the contract manufacturers on which it relies, or may rely in the future, are subject to significant regulation with respect to manufacturing of VYNE’s product candidates. The manufacturing facilities on which VYNE relies, or may rely in the future, may not continue to meet regulatory requirements and have limited capacity.

VYNE and any contract manufacturers for its product candidates are subject to extensive regulation. Some components of a finished drug product used in late-stage clinical studies must be manufactured in accordance with current good manufacturing practices (“cGMP”). These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of VYNE’s product and product candidates that may not be detectable in final product testing. VYNE or its contract manufacturers must supply all necessary documentation in support of regulatory applications on a timely basis and where required, must adhere to the FDA’s or other regulator’s good laboratory practices and cGMP regulations enforced by the FDA or other regulator through facilities inspection programs. VYNE’s facilities and quality systems and the facilities and quality systems of some or all of VYNE’s third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of marketing approval of VYNE’s product and potential products. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of VYNE’s product candidates or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a pre-approval plant inspection, FDA or other marketing approval of the products may not be granted.

The regulatory authorities also may, at any time following approval of a product for sale, audit the manufacturing facilities of VYNE’s third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of VYNE’s product specifications or applicable regulations occurs independent of such an inspection or audit, VYNE or the relevant regulatory authority may require remedial measures that may be costly and/or time-consuming for VYNE or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon VYNE or third parties with whom it contracts could materially harm VYNE’s business.

If VYNE or any of its third-party manufacturers fail to maintain regulatory compliance, the FDA or other regulators can impose regulatory sanctions including, among other things, refusal to approve a pending application for a product, or revocation of a pre-existing approval. As a result, VYNE’s business, financial condition and results of operations may be materially harmed.

Additionally, if supply from one approved manufacturer is interrupted, there could be a significant disruption in supply. The number of manufacturers with the necessary manufacturing capabilities is limited. Switching manufacturers may involve substantial costs and is likely to result in a delay in VYNE’s desired clinical timelines.

These factors could cause the delay of clinical studies, regulatory submissions, or required approvals of any future products, and cause VYNE to incur higher costs. Furthermore, if VYNE’s suppliers fail to meet contractual requirements and VYNE is unable to secure, validate and obtain approval of one or more replacement suppliers capable of production at a substantially equivalent cost, VYNE’s clinical studies may be delayed or VYNE could lose potential revenues.

Changes in funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions on which the operation of VYNE’s business may rely, which could negatively impact VYNE’s business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding other government agencies on which VYNE’s operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect VYNE’s business. For example, over the last several years, including in October 2025, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process VYNE’s regulatory submissions, and such delays could have a material adverse effect on VYNE’s business. Further, future government shutdowns could impact VYNE’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue VYNE’s operations. In addition, the current administration has implemented substantial reductions in force at various government agencies including the FDA, and has implemented layoffs at the FDA, which could significantly reduce the FDA’s capacity to perform its functions in a manner consistent with its past practices and could delay reviews and negatively impact VYNE’s business.

VYNE is subject to various U.S. and foreign anti-bribery and anti-corruption laws, and any violations by it of such laws could result in substantial penalties.

The U.S. Foreign Corrupt Practices Act (“FCPA”), and similar worldwide anti-bribery and anti- corruption laws, generally prohibit U.S. individuals, companies, and their intermediaries from directly or indirectly offering, making or authorizing improper payments or the provision of anything of value to government officials for the purpose of obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls. VYNE’s internal control policies and procedures may not protect it from reckless or negligent acts committed by its employees, future distributors, licensees or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on VYNE’s business, results of operations and reputation.

VYNE’s business involves the use of hazardous materials and VYNE and its third party manufacturers and suppliers must comply with environmental laws and regulations, which can be expensive and restrict how VYNE does business.

VYNE’s research and development activities and VYNE’s third party subcontractors’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials owned by VYNE, including key components of VYNE’s product candidates, and other hazardous compounds. VYNE and its manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials are stored at VYNE’s and VYNE’s subcontractors’ facilities pending their use and disposal.

Despite VYNE’s efforts, it cannot eliminate the risk of contamination. This could cause an interruption of VYNE’s development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although VYNE believes that the safety procedures utilized by it and its subcontractors and suppliers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, this may not be the case and there may be risk of accidental contamination or injury from these materials. In such an event, VYNE may be held liable for any resulting damages and such liability could exceed VYNE’s resources and state or federal or other applicable authorities may curtail VYNE’s use of certain materials and interrupt VYNE’s business operations.

Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. VYNE cannot predict the impact of such changes and cannot be certain of its future compliance.

Sanctions and other trade control laws create the potential for significant liabilities, penalties and reputational harm.

VYNE may be subject to national laws as well as international treaties and conventions controlling imports, exports, re-export and diversion of goods, services and technology. These include import and customs laws, export controls, trade embargoes and economic sanctions, denied party watch lists and anti- boycott measures (collectively “Customs and Trade Controls”). Applicable Customs and Trade Controls are administered by the U.S. Treasury’s Office of Foreign Assets Control, the U.S. Commerce Department’s Bureau of Industry and Security, Israel’s Ministry of Finance, and other agencies of other jurisdictions where VYNE does business. Customs and Trade Controls relate to a number of aspects of VYNE’s business, including most notably the sales of API as well as the licensing of intellectual property. Customs and Trade Controls have been the subject of increasing focus and activity by regulatory authorities, both in the United States and elsewhere, in recent years. Compliance with Customs and Trade Controls may create delays in the introduction of VYNE’s products in international markets or, in some cases, prevent the export of VYNE’s products to some countries altogether. Furthermore, Customs and Trade Controls may prohibit the provision of certain products and services to countries, governments, and persons targeted by sanctions. Although VYNE has policies and procedures designed to address compliance with Customs and Trade Controls, actions by VYNE’s employees, by third-party intermediaries or others acting on VYNE’s behalf in violation of relevant laws and regulations may expose VYNE to liability and penalties for violations of Customs and Trade Controls and accordingly may have a material adverse effect on VYNE’s reputation and VYNE’s business, financial condition and results of operations.

Risks Related to VYNE’s Intellectual Property

If VYNE’s efforts to obtain, protect or enforce VYNE’s patents and other intellectual property rights related to any of VYNE’s product candidates are not adequate, VYNE may not be able to compete effectively and it otherwise may be harmed.

VYNE’s success depends in part on its ability to obtain and maintain patent protection and other intellectual property rights and to utilize trade secret protection for VYNE’s intellectual property and proprietary technologies, VYNE’s product candidates and their uses, as well as VYNE’s ability to operate without infringing upon the proprietary rights of others. VYNE relies upon a combination of patents, trade secret protection, trademarks, domain names, trade dress, copyright, confidentiality agreements, assignment of invention agreements and other contractual arrangements to protect the intellectual property related to VYNE’s programs. Limitations on the scope of VYNE’s intellectual property rights may limit VYNE’s ability to defend VYNE’s product candidates and to prevent third parties from designing around such rights and competing against VYNE. Other parties may compete with VYNE, for example, by independently developing or obtaining competing compounds and formulations and methods of manufacture that design around VYNE’s various patent claims, or by using formulations from expired patents, but which may contain the same active ingredients, and or by opposing VYNE’s applications or seeking to invalidate VYNE’s patents. In addition, other parties may seek to impede VYNE or limit its ability to operate, and or seek to compete with VYNE, for example, by filing patent applications directed to methods of manufacture of VYNE’s compounds, directed to methods of use of VYNE’s compounds, and or directed to formulations for use with VYNE’s compounds.

The pending patent applications in relation to repibresib gel and VYN202 are primarily licensed in from Tay and are subject to the terms and conditions of the respective licenses. If VYNE were unable to comply with the license terms, VYNE could be at risk of potentially forfeiting the licenses and rights to these pending patent applications, which could revert back to the licensors, and VYNE would then no longer be able to pursue these programs.

VYNE’s ability to file, prosecute and obtain issued patents in the United States and in key foreign jurisdictions and the expiration dates of such patents, if granted, will limit VYNE’s ability to profit from the commercialization of VYNE’s product candidates, if approved, as may challenges to VYNE’s patent applications and claims. Furthermore, any disclosure to or misappropriation by third parties of VYNE’s confidential or proprietary information could enable competitors to quickly duplicate or surpass VYNE’s technological achievements, thus eroding VYNE’s competitive position in VYNE’s market.

In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, there may be an invalidating prior art, of which VYNE and the patent examiner were unaware during prosecution. If a party were to prevail on a legal assertion of invalidity and/or unenforceability against VYNE’s intellectual property related to one or more of VYNE’s product candidates, VYNE would lose at least part, and perhaps all, of the patent protection on such products or product candidates. Such a loss of patent protection would have a material adverse impact on VYNE’s business.

VYNE’s pending patent applications may not issue, or the scope of the claims of patent applications that do issue may be too narrow or inadequate to provide or protect a competitive advantage. Even if these patents do successfully issue, third parties may challenge the validity, enforceability or scope of such granted patents or any other granted patents VYNE owns or licenses, which may result in such patents being narrowed, invalidated, or held unenforceable.

VYNE has in-licensed intellectual property necessary to develop VYNE’s BET inhibitor product candidates, and if VYNE fails to comply with its obligations under any of these arrangements, it could lose such intellectual property rights.

VYNE has in-licensed its BET inhibitor compounds from Tay. VYNE’s arrangements impose various development, royalty and other obligations on it. If VYNE materially breach these obligations or if VYNE’s counterparts fail to adequately perform their respective obligations, these exclusive arrangements could be terminated, which would result in VYNE’s inability to develop, manufacture and sell BET inhibitor products that are covered by such intellectual property.

Since patent applications in the United States and most other countries are confidential for a period of time after filing, VYNE cannot be certain that it or its licensor were the first to (i) file any patent application related to VYNE’s product candidates or (ii) conceive and invent any of the inventions claimed in VYNE’s patents or patent applications or in VYNE’s licensed in patents or patent applications.

The United States utilizes a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the United States Patent and Trademark Office (“USPTO”) under the first-to-file system before VYNE could be awarded a patent covering an invention of VYNE’s even if VYNE had made the invention before it was made by the third party.

Other patent laws limit where a patentee may file a patent infringement suit and provide opportunities for third parties to challenge any issued patent in the USPTO. The USPTO Patent Trial and Appeal Board (“PTAB”) applies the same claim construction standard applied by civil courts under 35 USC §282(b) in IPR, post-grant review, and the transitional program for covered business method patents proceedings. The impact this may have in practice on the use and outcome of USPTO proceedings is uncertain. PTAB proceedings continue to be a developing and uncertain area of practice and law. Because of lower costs and the fact that USPTO statistics indicate that a high rate of challenged claims are being invalidated in these USPTO procedures, they may continue to be a popular and effective means of challenging patents.

Even where patent, trade secret and other intellectual property laws provide protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of VYNE’s proprietary rights, and the outcome of such litigation would be uncertain. Moreover, any actions VYNE may bring to enforce its intellectual property against its competitors could provoke actions or counterclaims against VYNE, and its competitors have intellectual property of their own, some of which include substantial patent portfolios. An unfavorable outcome could have a material adverse effect on VYNE’s business and could result in the challenged patent(s) or one or more of claims being interpreted narrowly or invalidated, or held not to be infringed, or one or more of VYNE’s patent applications may not be granted.

VYNE also relies on trade secret protection and confidentiality agreements to protect its know-how, data and information e.g., prior to filing patent applications and during the period before they are published. VYNE additionally relies on trade secret protection and confidentiality agreements to protect proprietary know-how that it considers may be maintained as a trade secret rather than the subject of a patent application. VYNE further relies on trade secret protection and confidentiality agreements to protect proprietary know- how that may not be patentable, processes for which patents may be difficult to obtain or enforce and other elements of VYNE’s product development processes that involve proprietary know-how, information or technology that is not covered by patents. VYNE additionally relies on trade secret protection and confidentiality agreements to protect proprietary inventions and related know-how before patent applications are filed and published. VYNE also enters into and relies on, where appropriate, common interest agreements to protect privileged confidential information.

In an effort to protect VYNE’s trade secrets and other confidential information, VYNE incorporates confidentiality provisions in all its employees’ agreements and requires its consultants, contractors and licensees to which it discloses such information to execute confidentiality agreements upon the commencement of their relationships with VYNE. These agreements require that confidential information, as defined in the agreement and disclosed to the individual by VYNE during the course of the individual’s relationship with it, be kept confidential and not disclosed to third parties for an agreed term. These agreements, however, may not provide VYNE with adequate protection against accidental or improper use or disclosure of confidential information, and these agreements may be breached. Adequate remedies may not exist in the event of unauthorized use or disclosure of VYNE’s confidential information. A breach of confidentiality could significantly affect VYNE’s competitive position and VYNE could lose its trade secrets, or they could become otherwise known, or be independently discovered by VYNE’s competitors. Although VYNE makes efforts to protect its trade secrets and other confidential information VYNE cannot be certain that all parties that gain access to VYNE’s proprietary information, or who may be involved in the development of VYNE’s intellectual property have entered into written confidentiality agreements, or that such agreements will be sufficiently protective, or that they will not be breached. Also, to the extent that VYNE’s employees, consultants or contractors use any intellectual property owned by others in their work for VYNE, disputes may arise as to the rights in any related or resulting know-how and inventions. Additionally, others may independently develop the same or substantially equivalent proprietary information and techniques or otherwise gain access to VYNE’s trade secrets and other confidential information. Any of the foregoing could deteriorate VYNE’s competitive advantages, undermine the trade secret and contractual protections afforded to VYNE’s confidential information and have material adverse effects on VYNE’s business. VYNE relies on information technology and access to the internet. Loss of material on servers or the cloud, disruptions and or breaches of cybersecurity could deteriorate VYNE’s competitive advantages, undermine the trade secret and contractual protections afforded to VYNE’s confidential information and have material adverse effects on VYNE’s business.

Changes in U.S. or foreign patent law and practice could diminish the value of patents in general, thereby impairing VYNE’s ability to protect VYNE’s product candidates.

As is the case with other companies in the markets in which VYNE participates, VYNE’s success is heavily dependent on intellectual property, particularly patents. The strength of patents in the pharmaceutical field involves complex legal and scientific questions and moreover in the United States and in many foreign jurisdictions patent policy, practice and case law continues to evolve and change and the issuance, scope, validity, enforceability and commercial value of VYNE’s patent rights are highly uncertain. This uncertainty includes changes to the patent laws through one or more of legislative action to change statutory patent law, rule changes and practice directions issued by National Patent Offices, or court action that may reinterpret, limit or expand on existing law in ways affecting the scope or validity of granted patents and what may be claimed in pending applications. Particularly in recent years in the United States, there have been several major legislative developments and court decisions that have affected patent laws and how they are applied in significant ways and there may be more developments in the future that may weaken or undermine VYNE’s ability to obtain patents or to enforce VYNE’s existing and future patents. Additionally, new guidelines are issued by the USPTO and by the FDA from time to time which can impact patent practice in the pharmaceutical industry in significant ways. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken VYNE’s ability to obtain new patents or to enforce patents that VYNE have licensed or that it may obtain in the future.

If VYNE infringes or is alleged to infringe or otherwise violate intellectual property rights of third parties, VYNE’s business could be harmed.

VYNE’s research and development activities may infringe or otherwise violate or be claimed to infringe or otherwise violate patents owned or controlled by other parties. Competitors in the field of topical and oral drugs have developed and may continue to develop large portfolios of patents and patent applications relating to VYNE’s business. In particular, there are patents and pending patent applications held by third parties that relate to new compounds that act as pan-BD BET inhibitors and also those that relate to BD2-selective BET inhibitors, as well as to methods of manufacture and methods of use for indications VYNE is pursuing, or are considering to pursue with VYNE’s repibresib and VYN202 product candidates. There may be granted patents with claims that could be asserted against VYNE in relation to such products or product candidates. There may also be granted patents held by third parties that may be infringed or otherwise violated by VYNE’s other product candidates and activities, and VYNE does not know whether or to what extent it may be infringing or otherwise violating third party patents. There may also be third party patent applications, some of which may not yet have been published, which if approved and granted as patents may be asserted against VYNE in relation to its product candidates or activities. Patent applications can take years to issue and there may be applications that are pending and in the course of prosecution claims may change or be added and there may be patents and claims of which VYNE is unaware that may later issue with claims that might be infringed by commercializing a product or product candidate. VYNE may fail to identify applications and granted patents that may be asserted against VYNE in relation to its product candidates or activities. Searches and analyses undertaken may miss or not uncover all potential and future threats. It should be noted in this regard that no search is completely exhaustive. For example, a relevant patent or published application could escape detection because of unusual terminology or use of terminology that is still evolving in developing technological fields. Also, databases used in the searches may not be entirely complete. These third parties could bring claims against VYNE that would cause it to incur substantial expenses and, if successful against it, could cause it to pay substantial damages and legal fees. These third parties could include non-practicing entities that have no relevant products or revenue. Further, if a patent infringement suit were brought against VYNE, it could be temporarily or permanently enjoined or otherwise forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

As a result of patent infringement claims, or to avoid potential claims, VYNE may choose or be required to seek licenses from third parties. These licenses may not be available on acceptable terms, or at all. Even if VYNE is able to obtain a license, the license would likely obligate VYNE to pay license fees or royalties or both and may limit it in other ways, and the rights granted to it might be nonexclusive, which could result in VYNE’s competitors gaining access to the same intellectual property, or such rights might be restrictive and limit VYNE’s present and future activities. Ultimately, VYNE or a licensee could be prevented from commercializing a product or be forced to cease some aspect of its business operations, if, as a result of actual or threatened patent infringement claims, VYNE is unable to enter into licenses on acceptable terms.

There has been and there currently is substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical industry. Such litigation can be very expensive, and the cost burden of intellectual property litigation may impact on VYNE’s other activities. In addition to possible infringement claims against VYNE, VYNE may become a party to other patent litigation and other proceedings, including interference, derivation, review, re-examination or other post-grant proceedings declared or granted by the USPTO and similar proceedings in foreign countries, regarding intellectual property rights with respect to VYNE’s current or any future products. In some jurisdictions, third party observations or pre-grant oppositions may be filed, for example in Europe, India and Israel. A third party may initially sometimes choose to submit exploratory observations or oppositions in one or more foreign jurisdictions prior to commencing proceedings in the United States, where the costs could be higher. The cost and burden to VYNE of any patent litigation or other proceeding, even if resolved in VYNE’s favor, could be substantial. Some of VYNE’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than VYNE can because of their substantially greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings and their outcome could impair VYNE’s ability to compete in the marketplace and impose a substantial financial burden on VYNE, and may further have an adverse effect on its ability to raise funds to pursue research and development activities and clinical trials. The occurrence of any of the foregoing could have a material adverse effect on VYNE’s business, financial condition or results of operations.

Furthermore, several of VYNE’s employees were previously employed at universities or other pharmaceutical companies, including potential competitors. While VYNE takes steps to prevent its employees from using the proprietary information or know-how of others that is not in the public domain or that has not already been independently developed by VYNE earlier, it may be subject to claims that it or these employees have inadvertently or otherwise used or disclosed, confidential information, intellectual property, trade secrets or other proprietary information of any such employee’s former employer. Litigation may be necessary to defend against these claims and, even if VYNE is successful in defending itself, could result in substantial costs to VYNE or be distracting to its management. If VYNE does not succeed with respect to any such claims, in addition to paying monetary damages and possible ongoing royalties, VYNE may lose valuable intellectual property rights or personnel.

Obtaining and maintaining VYNE’s intellectual property protection, such as patent protection, depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental agencies, such as patent agencies, and VYNE’s intellectual property protection, such as patent protection, could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions to maintain patent applications and issued patents. Noncompliance or late compliance with these requirements can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case. Similarly, compliance with relevant provisions is required to maintain trademark applications and registrations, while non-compliance can, likewise, result in loss of rights. In some circumstances, however, VYNE may allow intellectual property rights to become abandoned, such as, where they are no longer considered of interest.

VYNE instructs foreign agents including translation agencies to prepare and file applications in multiple jurisdictions. If an agent omitted to file the patent application and where appropriate the translation timely in accordance with the national provisions or failed to translate the application accurately and or introduced errors into the translation VYNE may suffer loss of rights and it may not discover this until after the filing deadline has passed.

If VYNE is unable to secure trademark registrations, secure appropriate domain names and protect its trademarks or trade dress from infringement, VYNE’s business prospects may be harmed.

VYNE owns trademarks that identify “VYNE” and “VYNE Therapeutics” and have submitted applications to register these trademarks in the United States and in various other jurisdictions. Similarly, VYNE owns trademarks that represent VYNE’s leaf logo which can be and is used with the “VYNE” and “VYNE Therapeutics” trademarks and VYNE’s VYNE identity and have submitted applications to register these leaf trademarks in the United States and in some other jurisdictions. VYNE has selected the trademark InhiBET for use in relation to its BET inhibitor programs and VYNE has applied to register the trademark in Israel and the United States. VYNE has not yet selected or submitted trademark applications for a proposed commercial trade name for any of its product candidates or activities in the United States or elsewhere and failure to do so and secure registrations could adversely affect VYNE’s business.

Applications for trademarks may be rejected during prosecution and VYNE may be unable to overcome such proceedings or it may have to narrow or limit the scope of the applications or rely on a lower level of protection provided by common law unregistered trademark rights, if any. Opposition or cancellation proceedings may be filed against VYNE’s trademarks, which may not survive such proceedings or VYNE may have to narrow or limit their scope.

In the United States, the FDA evaluates and must approve any trademark VYNE proposes to use with products for which it seeks regulatory approval regardless of whether it has registered it, or applied to register it, as a trademark. The FDA review will include an evaluation of potential for confusion with other product names. Selecting a product trademark can be an expensive process. If the FDA objects to proposed trademarks this could delay regulatory approval and VYNE may be required to expend significant resources in an effort to identify suitable substitutes that would qualify as a registerable trademark, not infringe any existing third party trademark rights and be acceptable to the FDA.

Although VYNE takes steps to monitor the possible infringement or misuse of VYNE’s trademarks, it is possible that third parties may infringe, dilute or otherwise violate VYNE’s trademark rights. Any unauthorized use of VYNE’s trademarks could harm VYNE’s reputation or commercial interests. In addition, VYNE’s enforcement against third party infringers or violators may be unduly expensive and time-consuming, and the outcome may be an inadequate remedy.

Additionally, VYNE has rights in certain domain names associated with its business. If others seek to use domain names closely similar and VYNE is not successful in asserting and protecting its rights it could adversely affect VYNE’s business.

VYNE may become involved in lawsuits to protect or enforce its patents or other intellectual property or the patents of VYNE’s licensors, which could be expensive and time-consuming.

Competitors may infringe VYNE’s intellectual property, including VYNE’s patents or the patents of VYNE’s licensors. As a result, VYNE may be required to file infringement claims to stop third party infringement or unauthorized use. This can be expensive and burdensome, particularly for a company of VYNE’s size, as well as time-consuming. In addition, in an infringement proceeding, a court may decide that a patent or certain patent claims of VYNE are not valid, or are unenforceable, or may refuse to stop the other party or parties from using the technology or method at issue on the grounds that VYNE’s patent claims do not cover its or their technology or method or that the factors necessary to grant an injunction against an infringer are not satisfied.

An adverse determination of any litigation or other proceedings could put one or more of VYNE’s patents at risk of being invalidated or interpreted narrowly and could put VYNE’s patent applications at risk of not issuing.

Interference, derivation review, or other proceedings brought at the USPTO may be necessary to determine the priority or patentability of inventions with respect to VYNE’s patent applications or those of VYNE’s licensors or licensees. Litigation or USPTO proceedings brought by VYNE may fail or may be invoked against VYNE by third parties. Even if VYNE is successful in any proceedings (domestic or foreign, litigation or USPTO or foreign patent office or other proceedings) they may result in substantial costs and distraction to VYNE’s management. Moreover, proceedings may be appealed and obtaining a final resolution can take a long time and substantial resources. VYNE may not be able, alone or with its licensors or licensees, to prevent misappropriation of VYNE’s proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States. Furthermore, because of the substantial amount and extent of discovery required in connection with intellectual property litigation or other proceedings, there is a risk that some of VYNE’s confidential information could be compromised by disclosure during this type of litigation or proceedings. In addition, during the course of this kind of litigation or proceedings, there could be public announcements of the results of hearings, motions or other interim proceedings or developments or public access to related documents. If investors perceive these results to be negative, the market price for VYNE Common Stock could be significantly harmed and this may be so even if the results are not considered material.

VYNE may not obtain intellectual property rights or otherwise be able to protect VYNE’s intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all or most countries throughout the world would be prohibitively expensive. VYNE primarily files patent applications in the United States and may file in some other selected jurisdictions on a case-by-case basis. In general, VYNE may on a case-by- case basis file national applications more narrowly in respect of patent applications directed to compositions of matter and methods of treatment than for those concerning new chemical entities. As a result, VYNE’s intellectual property rights in countries outside the United States are generally significantly less extensive than those in the United States. In addition, the laws of some foreign countries and jurisdictions, particularly of certain developing countries and jurisdictions, do not protect intellectual property rights to the same extent as federal and state laws in the United States, and these countries and jurisdictions may limit the scope of what can be claimed, and in some cases may even force VYNE to grant a compulsory license to competitors or other third parties. Consequently, VYNE may not be able to prevent third parties from practicing its inventions outside the United States, or from selling or importing products made using its inventions in and into the United States or other jurisdictions. Competitors may seek to exploit VYNE’s technologies in jurisdictions where VYNE has a patent application filed, for example, as it has not been allowed or if allowed where they intend to challenge one or more granted claims. Competitors may use VYNE’s technologies in jurisdictions where VYNE has not sought or obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where VYNE has patent protection, but protection and enforcement is not as strong or effective as that in the United States. These products may compete with VYNE’s product candidates, if approved, and VYNE’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Moreover, competitors or others may raise legal challenges to VYNE’s intellectual property rights or may infringe upon VYNE’s intellectual property rights, including through means that may be difficult to prevent or detect.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. In some foreign jurisdictions the patent system, for example, may not allow certain types of claims that are acceptable in the United States or may only accept claims of a narrower scope. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to pharmaceuticals and methods of treatment, which could make it difficult for VYNE to stop the infringement of its patents or of other intellectual property protection, misappropriation of intellectual property rights, or marketing of competing products in violation of VYNE’s proprietary rights generally. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In such countries, patents may provide limited or no benefit. Proceedings to enforce VYNE’s patent rights in foreign jurisdictions could result in substantial costs and divert VYNE’s efforts and attention from other aspects of VYNE’s business, could put VYNE’s patents at risk of being invalidated or interpreted narrowly and VYNE’s patent applications at risk of not issuing and could provoke third parties to assert claims or issue proceedings against VYNE. VYNE may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Further, third parties may prevail in their claims against VYNE, which could potentially result in the award of injunctions or substantial damages against it. Accordingly, VYNE’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that it develops or licenses.

In addition, VYNE’s ability to protect and enforce its intellectual property rights may be adversely affected by unforeseen changes in domestic and foreign intellectual property laws and practice.

VYNE may not be able to enforce covenants not to compete under applicable employment laws.

VYNE generally enters into non-competition agreements as part of its employment agreements with its employees. These agreements generally prohibit VYNE’s employees, if they cease working for VYNE, from competing directly with it or working for its competitors or clients for a limited period. VYNE may be unable to enforce these agreements under the laws of the jurisdictions in which VYNE’s employees work and it may be difficult for VYNE to restrict its competitors from benefiting from the expertise VYNE’s former employees or consultants developed while working for VYNE. Post-Merger organizational changes in connection with VYNE’s business combination with Yarrow may add to the risk of employees departing to work for VYNE’s competitors in jurisdictions where covenants not to compete are difficult to enforce.

Risks Related to the Ownership of VYNE’s Common Stock

The trading price of the shares of VYNE Common Stock is volatile, and stockholders could incur substantial losses.

VYNE’s stock price is volatile. The stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. For example, VYNE’s stock price, and the stock price of many other public companies, experienced a period of high volatility in recent years. Such volatility resulted in rapid and substantial increases and decreases in VYNE’s stock price that may or may not be related to VYNE’s operating performance or prospects. As a result of this volatility, stockholders may not be able to sell their common stock at or above the price paid for the shares. In addition, in the past, stockholders have initiated class action lawsuits against pharmaceutical and biotechnology companies, including VYNE, following periods of volatility in the market prices of these companies’ common stock. If VYNE is subject to future lawsuits it would be subject to additional risks as described in “VYNE may become subject to lawsuits or investigations that could have a material adverse impact on its business, results of operations and financial condition” above. The market price for VYNE Common Stock may be influenced by many factors, including:

●	VYNE’s ability to successfully develop VYNE’s product candidates;
●	announcement of technological innovations or new products by us;

●	development of technological innovations or new competitive products by others;
●	announcement of clinical trial results or any other clinical data results VYNE announces;
●	the commencement or enrollment of VYNE’s ongoing clinical trials or any future clinical trials VYNE may conduct, or changes in the development status of VYNE’s product candidates;
●	announcements of clinical trials results by competitors;
●	adverse results from, delays in or termination of clinical trials;
●	any delay in VYNE’s regulatory filings and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;
●	adverse regulatory decisions, including failure to receive regulatory approval of product candidates;
●	failure to achieve a publicly announced milestone;
●	unanticipated serious safety concerns;
●	changes in financial estimates by VYNE or by any securities analysts who might cover VYNE’s stock;
●	future capital raising transactions;
●	conditions or trends in VYNE’s industry;
●	changes in the market valuations of similar companies;
●	stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the biopharmaceutical industry;
●	publication of research reports about us or VYNE’s industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;
●	announcements by VYNE or its competitors of significant acquisitions, strategic partnerships or divestitures;
●	announcements of investigations or regulatory scrutiny of VYNE’s operations or lawsuits filed against us;
●	investors’ general perception of VYNE’s company and VYNE’s business;
●	recruitment or departure of key personnel;
●	overall performance of the equity markets;
●	trading volume of VYNE Common Stock;
●	disputes or other developments relating to proprietary rights, including patents, litigation matters and VYNE’s ability to obtain patent protection for VYNE’s technologies;
●	significant lawsuits, including patent or stockholder litigation;
●	the loss of or failure to obtain material intellectual property rights;

●	VYNE’s sale or proposed sale, or the sale by VYNE’s significant stockholders, of VYNE Common Stock or other securities in the future, including the issuance of VYNE Common Stock in connection with the Merger;
●	general political and economic conditions;
●	the sentiment of the retail investor community; and
●	other events or factors, many of which are beyond VYNE’s control.

Consequently, the current market price of VYNE Common Stock may not be indicative of future market prices, and VYNE may be unable to sustain or increase the value of an investment in VYNE Common Stock.

Provisions in VYNE’s corporate charter documents and under Delaware law may prevent or frustrate attempts by VYNE’s stockholders to change VYNE’s management and hinder efforts to acquire a controlling interest in VYNE, and the market price of VYNE Common Stock may be lower as a result.

The VYNE Charter and the VYNE Bylaws contain provisions that could delay or prevent changes in control or changes in VYNE’s management without the consent of the VYNE board of directors. These provisions include the following:

●	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of the VYNE board of directors;
●	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
●	the exclusive right of the VYNE board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the VYNE board of directors;
●	the ability of the VYNE board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
●	the ability of the VYNE board of directors to alter the VYNE Bylaws without obtaining stockholder approval;
●	the required approval of at least 662∕3% of the shares entitled to vote at an election of directors to adopt, amend or repeal the VYNE Bylaws or repeal the provisions of the VYNE Charter regarding the election and removal of directors;
●	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of VYNE’s stockholders;
●	the requirement that a special meeting of stockholders may be called only by the chief executive officer or the president or the board of directors, which may delay the ability of VYNE’s stockholders to force consideration of a proposal or to take action, including the removal of directors; and
●	advance notice procedures that stockholders must comply with in order to nominate candidates to the VYNE board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of VYNE.

In addition, these provisions would apply even if VYNE were to receive an offer that some stockholders may consider beneficial.

VYNE is also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction.

Claims for indemnification by VYNE’s directors and officers may reduce VYNE’s available funds to satisfy successful third-party claims against it and may reduce the amount of money available to VYNE.

VYNEs’ directors and executive officers may be subject to litigation for a variety of claims or disputes. The VYNE Charter and the VYNE Bylaws provide that VYNE will indemnify its directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the VYNE Bylaws and VYNE’s indemnification agreements that it has entered into with its directors and officers provide that:

●	VYNE indemnify its directors and officers for serving it in those capacities or for serving other business enterprises at VYNE’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.
●	VYNE may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.
●	VYNE is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
●	VYNE will not be obligated pursuant to the VYNE Bylaws to indemnify a person with respect to proceedings initiated by that person against VYNE or its other indemnitees, except with respect to proceedings authorized by the VYNE board of directors or brought to enforce a right to indemnification.
●	The rights conferred in the VYNE Bylaws are not exclusive, and VYNE is authorized to enter into indemnification agreements with VYNE’s directors, officers, employees and agents and to obtain insurance to indemnify such persons.
●	VYNE may not retroactively amend its amended and restated bylaw provisions to reduce VYNE’s indemnification obligations to directors, officers, employees and agents.

While VYNE maintains directors’ and officers’ liability insurance, such insurance may not be adequate to cover all liabilities that it may incur, which may reduce VYNE’s available funds to satisfy third-party claims and could harm VYNE’s business, results of operations, and financial condition. Further, a stockholder’s investment may be harmed to the extent that VYNE pays the costs of settlement and damage awards against VYNE’s directors and executive officers as required by these indemnification provisions.

The VYNE Charter and the VYNE Bylaws contain exclusive forum selection clauses, which could limit VYNE’s stockholders’ ability to obtain a favorable judicial forum for disputes with VYNE or its directors, officers or employees.

The VYNE Charter provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on VYNE’s behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against VYNE arising pursuant to the Delaware General Corporation Law, the VYNE Charter or the VYNE Bylaws, any action to interpret, apply, enforce, or determine the validity of the VYNE Charter or the VYNE Bylaws, or any action asserting a claim against VYNE that is governed by the internal affairs doctrine. In addition, the VYNE Bylaws provide that unless VYNE consents in writing to the selection of an alternative forum, the federal district courts of the United States is the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), against VYNE, its officers, directors, employees or underwriters. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with VYNE or its directors, officers or other employees, which may discourage such lawsuits against VYNE and its directors, officers and other employees.

Alternatively, if a court were to find the choice of forum provision contained in the VYNE Charter or the VYNE Bylaws to be inapplicable or unenforceable in an action, VYNE may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect VYNE’s business and financial condition.

VYNE is eligible to report as a “smaller reporting company,” and as a result of the reduced reporting requirements applicable to such companies, VYNE’s securities may be less attractive to investors.

VYNE is eligible to report as a smaller reporting company. For as long as VYNE continues to be eligible to report as a “smaller reporting company,” VYNE may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “smaller reporting companies,” including not being required to comply with the auditor attestation requirements in the assessment of VYNE’s internal control over financial reporting, as well as reduced disclosure obligations regarding executive compensation in VYNE’s periodic reports, proxy statements and registration statements.

VYNE may take advantage of these reporting exemptions until it is no longer a smaller reporting company. VYNE will remain a smaller reporting company until the last day of any fiscal year for so long as either (1) the market value of shares of VYNE Common Stock held by non-affiliates does not equal or exceed $250.0 million as of the prior June 30th, or (2) VYNE’s annual revenues did not equal or exceed $100.0 million during such completed fiscal year and the market value of shares of VYNE Common Stock held by non-affiliates did not equal or exceed $700.0 million as of the prior June 30th.

VYNE cannot predict if investors will find VYNE Common Stock less attractive because it will rely on these exemptions. If some investors find VYNE’s securities less attractive because it relies on any of these exemptions, there may be a less active trading market for VYNE’s securities and the price of VYNE’s securities may be more volatile.

General Risk Factors

An active public market for VYNE Common Stock may not be sustained.

Although VYNE Common Stock is quoted on Nasdaq, an active trading market for VYNE Common Stock may not be sustained. The lack of an active market may impair the ability of holders of VYNE Common Stock to sell their shares at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of VYNE Common Stock, and may cause the trading price of VYNE Common Stock to be more volatile. The lack of an active market may contribute to volatility of VYNE’s stock price and impair VYNE’s ability to raise capital.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about VYNE, its business or its market, its stock price and trading volume could decline.

The trading market for VYNE Common Stock may be influenced by the research and reports that equity research analysts publish about VYNE and its business. VYNE does not have any control over the analysts, or the content and opinions included in their reports. The price of VYNE’s stock could decline if one or more equity research analysts downgrade VYNE’s stock or issue other unfavorable commentary or research. If one or more equity research analysts cease coverage of VYNE’s company or fail to publish reports on VYNE regularly, demand for VYNE’s stock could decrease, which in turn could cause VYNE’s stock price or trading volume to decline. If VYNE’s operating results fail to meet the forecast of analysts, VYNE’s stock price will likely decline.

Sales of a substantial number of shares of VYNE Common Stock by VYNE’s existing stockholders in the public market could cause VYNE’s stock price to fall.

Sales of a substantial number of shares of VYNE Common Stock in the public market could occur at any time. These sales, or the perception in the market that VYNE’s directors, officers or holders of a large number of shares intend to sell shares, could reduce the market price of VYNE Common Stock. Moreover, certain holders of shares of VYNE Common Stock have rights, subject to certain conditions, to require VYNE to file registration statements covering their shares or to include their shares in registration statements that VYNE may file for itself or other stockholders. VYNE has registered and intends to continue to register all shares of common stock that it may issue under its equity compensation plans. Once VYNE registers these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.

Except for the Cash Dividend in connection with the Merger, VYNE does not currently intend to pay dividends on VYNE Common Stock, and, consequently, VYNE’s stockholders’ ability to achieve a return on their investment will depend on appreciation in the price of VYNE Common Stock.

Except for the Cash Dividend in connection with the Merger, VYNE does not currently intend to pay any cash dividends on VYNE Common Stock for the foreseeable future. VYNE currently intends to invest its future earnings, if any, to fund its growth. Therefore, stockholders are not likely to receive any dividends on their common stock for the foreseeable future. Since VYNE does not intend to pay dividends, other than the Cash Dividend, stockholders’ ability to receive a return on their investment will depend on any future appreciation in the market value of VYNE Common Stock. VYNE Common Stock may not appreciate or even maintain the price at which VYNE’s holders have purchased it.

If VYNE fails to maintain proper and effective internal controls, VYNE’s ability to produce accurate financial statements on a timely basis could be impaired.

VYNE is subject to the reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that VYNE maintain effective disclosure controls and procedures and internal control over financial reporting. VYNE must perform system and process evaluation and testing of VYNE’s internal control over financial reporting to allow management to report on the effectiveness of VYNE’s internal control over financial reporting in VYNE’s Form 10-K filing each year, as required by Section 404 of the Sarbanes-Oxley Act. This requires that VYNE incur substantial additional professional fees and internal costs within VYNE’s accounting and finance functions and that VYNE expends significant management efforts.

VYNE may identify weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of VYNE’s financial statements. VYNE’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If VYNE is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if VYNE is unable to maintain proper and effective internal controls, VYNE may not be able to produce timely and accurate financial statements. If that were to happen, the market price of VYNE’s stock could decline, and VYNE could be subject to sanctions or investigations by the stock exchange on which VYNE Common Stock is listed, the SEC, or other regulatory authorities.

VYNE incurs significant costs and demands upon management as a result of being a public company.

As a public company listed in the United States, VYNE incurs significant additional legal, accounting and other costs, as compared to the costs it incurred as a private company. These additional costs could negatively affect VYNE’s financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and Nasdaq, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. VYNE may experience significantly increased general and administrative expenses and a diversion of management’s time and attention from its primary business operations if VYNE is required to invest significant resources to comply with new and evolving laws, regulations and standards. If notwithstanding VYNE’s efforts to comply with new laws, regulations and standards, it fails to comply, regulatory authorities may initiate legal proceedings against VYNE and its business may be harmed.

Failure to comply with these rules might also make it more difficult for VYNE to obtain some types of insurance, including director and officer liability insurance, and VYNE might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for VYNE to attract and retain qualified persons to serve on the VYNE board of directors, on committees of the VYNE board of directors or as members of senior management.

VYNE is not currently in compliance with the continued listing requirement for the Nasdaq Capital Market to maintain a minimum closing bid price of $1.00 dollar per share, as set forth in Nasdaq Listing Rule 5550(a)(2), because the closing bid price of VYNE Common Stock was below $1.00 per share for 30 consecutive business days. If VYNE does not regain compliance and continue to meet the continued listing requirements, VYNE Common Stock may be delisted from the Nasdaq Capital Market, which could affect the market price and liquidity for VYNE Common Stock and reduce VYNE’s ability to raise additional capital and the Merger may not be consummated.

The VYNE Common Stock is currently listed on the Nasdaq Capital Market. On September 11, 2025, VYNE received notice from Nasdaq that VYNE is not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the VYNE Common Stock was below $1.00 per share for 30 consecutive business days. Although the notification does not impact the listing of the VYNE Common Stock on the Nasdaq Capital Market at this time, VYNE had until March 10, 2026 to regain compliance with the minimum bid price requirement. On March 11, 2026, VYNE received a letter (the “Extension Notice”) from Nasdaq notifying VYNE that its request for an extension to regain compliance with the minimum bid price requirement has been granted, and VYNE has an additional 180 calendar days, or until September 7, 2026, to regain compliance with the minimum bid price requirement. Nasdaq’s determination was based on VYNE meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market with the exception of the bid price requirement, and VYNE’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. The Extension Notice has no immediate effect on the listing or trading of VYNE’s common stock on The Nasdaq Capital Market and, at this time, VYNE’s common stock will continue to trade on The Nasdaq Capital Market under the symbol “VYNE.”

VYNE is considering all available options to regain compliance with the listing rule. However, there can be no assurance that VYNE will be able to regain compliance with the rule or will otherwise be in compliance with other Nasdaq listing criteria. If VYNE fails to regain compliance by September 7, 2026, then Nasdaq will notify VYNE that VYNE Common Stock is subject to delisting.

The perception among investors that VYNE is at a heightened risk of delisting could negatively affect the market price and trading volume of the VYNE Common Stock. If the VYNE Common Stock is delisted from Nasdaq, the delisting could: substantially decrease trading in the VYNE Common Stock; adversely affect the market liquidity of the VYNE Common Stock as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws; adversely affect VYNE’s ability to issue additional securities or obtain additional financing in the future on acceptable terms, if at all; result in the potential loss of confidence by investors, suppliers, partners, and employees and fewer business development opportunities; and result in limited news and analyst coverage. Additionally, the market price of the VYNE Common Stock may decline further, and stockholders may lose some or all of their investment.

VYNE is subject to risks related to climate change in the long term.

VYNE is subject to transitional and physical risks related to climate change. Transitional risks include, for example, a disorderly global transition away from fossil fuels that may result in increased energy prices; customer preference for low or no-carbon products; stakeholder pressure to decarbonize assets; or new legal or regulatory requirements that result in new or expanded carbon pricing, taxes, restrictions on greenhouse gas emissions, and increased greenhouse gas disclosure and transparency. These risks could increase operating costs, including the cost of VYNE’s electricity and energy use, or other compliance costs. Physical risks to VYNE’s operations include water stress and drought; flooding and storm surge; wildfires; extreme temperatures and storms, which could impact trials, increase costs, or disrupt supply chains. VYNE’s supply chain is likely subject to these same transitional and physical risks and would likely pass along any increased costs to VYNE. VYNE does not anticipate that these risks will have a material financial impact to the company in the near term.

Governmental authorities, non-governmental organizations, customers, investors, employees, and other stakeholders are increasingly sensitive to environmental, social and governance (“ESG”) matters, such as equitable access to medicines and vaccines, product quality and safety, diversity, equity and inclusion, environmental stewardship, support for local communities, value chain environmental and social due diligence, corporate governance and transparency, and addressing human capital factors in VYNE’s operations. In addition, governments and the public expect companies to report on VYNE’s business practices with respect to human rights, responsible sourcing and environmental impact, as well as the actions of VYNE’s third-party contractors and suppliers around the world. This focus on ESG matters may lead to new expectations or requirements that could result in increased costs associated with research and development of VYNE’s products. VYNE’s ability to compete could also be affected by changing customer preferences and requirements, such as growing demand for companies to establish validated Net Zero emissions targets or offer more sustainable products. If VYNE does not meet, or are perceived not to meet, stakeholder expectations in key ESG areas, it risks negative stakeholder reaction, including from proxy advisory services, as well as damage to VYNE’s brand and reputation, or other negative impacts on VYNE’s business and operations. While VYNE monitors ESG matters, it cannot be certain that it will manage such matters successfully, or that it will successfully meet the expectations of investors, employees, consumers, governments and other stakeholders.

Risks Related to Yarrow

Risks Related to Yarrow’s Limited Operating History, Financial Position and Capital Requirements

Yarrow is a clinical stage biotechnology company with a limited operating history on which to assess its business; Yarrow has not completed any clinical trials, and it has no products approved for commercial sale, which may make it difficult to evaluate its current business and likelihood of success and viability.

Yarrow is a clinical stage biotechnology company with limited operating history. Since its inception, Yarrow has incurred operating losses with no corresponding revenue and has utilized substantially all of its resources to identify, license and develop its lead product candidate, organize and staff its company and provide other general and administrative support for its operations. Yarrow has no significant experience as a company in initiating, conducting or completing preclinical studies or clinical trials. In part because of this lack of experience, Yarrow cannot be certain that its clinical trials and any future preclinical studies will begin or be completed on time, if at all. In addition, Yarrow has not yet demonstrated an ability to obtain regulatory approvals, manufacture a commercial-scale product or arrange for a third party to do so on its behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions about Yarrow’s future success or viability may not be as accurate as they could be if Yarrow had a longer operating history.

In addition, as Yarrow’s business grows, Yarrow may encounter unforeseen expenses, restrictions, difficulties, complications, delays and other known and unknown factors. Yarrow will need to transition at some point from a company with an early-stage clinical development focus to a company capable of supporting larger scale clinical trials and eventually commercial activities. Yarrow may not be successful in such a transition.

Even if the Merger and the Yarrow Pre-Closing Financing are successful, Yarrow will require substantial additional capital to finance its operations in the future. If Yarrow is unable to raise such capital when needed, or on acceptable terms, Yarrow may be forced to delay, reduce and/or discontinue development of YB-101 or its future commercialization efforts.

Developing biotechnology products is a long, time-consuming, expensive and uncertain process that takes years to complete. Yarrow expects its expenses to increase in connection with its ongoing activities, particularly as Yarrow conducts clinical trials of, and seeks regulatory approval for YB-101, conducts any future preclinical studies, advances discovery efforts with respect to future product candidates, and advances any future programs and product candidates that Yarrow may license. Even if one or more of the product candidates that Yarrow develops is approved for commercial sale, Yarrow anticipates incurring significant costs associated with sales, marketing, manufacturing and distribution activities to launch any such product. Yarrow’s expenses could increase beyond expectations if Yarrow is required by the FDA or other regulatory agencies to perform preclinical studies or clinical trials in addition to or more expansive than those that Yarrow currently anticipates. Because the design and outcome of Yarrow’s planned and anticipated clinical trials are highly uncertain, Yarrow cannot reasonably estimate the actual amount of funding that will be necessary to successfully complete the development and commercialization of any product candidate Yarrow develops. Yarrow’s future capital requirements depend on many factors, including but not limited to:

●	the scope, design, progress, results and costs of clinical development for YB-101 and any discovery or preclinical and clinical development of future product candidates;
●	the cost and timing of completion of clinical and commercial-scale manufacturing activities;
●	the costs and timing of preparing, filing and prosecuting patent applications, maintaining, defending and enforcing Yarrow’s intellectual property and proprietary rights, and defending intellectual property-related claims, including claims of infringement, misappropriation or other violations of third-party intellectual property;
●	the costs, timing and outcome of the regulatory review of Yarrow’s product candidates and obtaining the requisite regulatory approvals;

●	the costs of Yarrow’s future commercialization activities, either on its own or in collaboration with others, including product sales, marketing, manufacturing, and distribution for any product candidate for which Yarrow receives regulatory approval;
●	the revenue, if any, received from commercial sales of product candidates for which Yarrow receives regulatory approval;
●	the success of Yarrow’s current or future collaborations, including its collaboration with GenSci pursuant to the Exclusive License Agreement (the “GenSci License Agreement”) with GenSci and other parties thereto;
●	Yarrow’s ability to establish and maintain additional collaborations on favorable terms, if at all;
●	the extent to which Yarrow acquires or in-licenses products, intellectual property and technologies;
●	the costs of operational, financial and management information systems and associated personnel; and
●	the costs of operating as a public company.

As a result, Yarrow will require substantial additional funding to continue its operations. As of December 31, 2025, Yarrow had $100.0 million ($30.0 million after the $70 million upfront payment under the GenSci License Agreement) of cash, cash equivalents and short-term investments. Yarrow expects that its existing cash, cash equivalents and short-term investments, combined with the gross proceeds of approximately $100.0 million from the Yarrow Pre-Closing Financing, will be sufficient to fund the Combined Company’s operating expenses and capital expenditure requirements into 2028. Even if the Merger and the Yarrow Pre-Closing Financing are successful, Yarrow will still need to raise additional capital to continue to fund its operations in the future. If Yarrow is unable to raise additional capital when needed, that could raise substantial doubt about Yarrow’s ability to continue as a going concern.

Yarrow may be required to seek additional funds sooner than planned through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources, and adequate additional financing may not be available to Yarrow on acceptable terms, or at all. Such financing may dilute Yarrow’s stockholders or the failure to obtain such financing may restrict Yarrow’s operating activities. Any additional fundraising efforts may divert Yarrow’s management from their day-to-day activities, which may adversely affect Yarrow’s business. To the extent that Yarrow raises additional capital through the sale of equity or convertible debt securities, the ownership interest of Yarrow’s stockholders will be diluted, and the terms may include liquidation or other preferences and anti-dilution protections that adversely affect the rights of Yarrow’s stockholders. Debt financing may result in the imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect Yarrow’s business. If Yarrow raises additional funds through upfront payments or milestone payments pursuant to current or future collaborations with third parties, Yarrow may have to relinquish valuable rights to Yarrow’s product candidates, or grant licenses on terms that are not favorable to Yarrow. Yarrow’s ability to raise additional capital may be adversely impacted by global macroeconomic conditions and volatility in the credit and financial markets in the United States and worldwide. Yarrow’s failure to raise capital as and when needed or on acceptable terms would have a negative impact on Yarrow’s financial condition and Yarrow’s ability to pursue its business strategy, and Yarrow may have to delay, reduce the scope of, suspend or eliminate one or more of its product candidates, clinical trials or future commercialization efforts or cease Yarrow’s operations.

Yarrow expects to continue to incur losses for the foreseeable future and may not be able to achieve or sustain profitability in the future. Yarrow has no products approved for sale, has not generated any revenue from its product candidates and may never generate revenue or become profitable.

Investment in biotechnology product development is a highly speculative undertaking and entails substantial upfront capital expenditures and significant risks that any product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. Yarrow has no products approved for commercial sale, has not generated any revenue from product sales to date, and continues to incur significant research and development and other expenses related to Yarrow’s ongoing operations. Yarrow does not expect to generate product revenue unless or until Yarrow successfully completes preclinical and clinical development and obtains regulatory approval of, and then successfully commercializes, at least one of its product candidates.

Yarrow may never succeed in these activities and, even if it does, may never generate revenues that are significant or large enough to achieve profitability. If Yarrow is unable to raise sufficient additional capital to advance a product candidate to commercialization or generate sufficient revenue through the sale of any approved products, Yarrow may be unable to continue operations without additional funding.

Yarrow incurred significant net losses in each period since it commenced operations in October 2025. Yarrow generated net losses of $71.0 million for the period from October 3, 2025 (inception) to December 31, 2025. As of December 31, 2025, Yarrow had an accumulated deficit of $71.0 million. Yarrow expects to continue to incur losses for the foreseeable future. Yarrow’s operating expenses and net losses may fluctuate significantly from quarter to quarter and year to year. Yarrow anticipates that its expenses will increase substantially if and as Yarrow:

●	advances its existing and any future product candidates through preclinical and clinical development;
●	seeks to identify additional product candidates;
●	maintains, expands, enforces, defends and protects Yarrow’s intellectual property portfolio;
●	seeks, obtains and maintains regulatory and regulatory approvals for Yarrow’s product candidates;
●	seeks to identify, establish and maintain additional collaborations and license agreements;
●	makes milestone payments to GenSci under the GenSci License Agreement, and under any additional future collaboration or license agreements that Yarrow enters into;
●	ultimately establishes a sales, marketing and distribution infrastructure to commercialize any drug products for which Yarrow may obtain regulatory approval, either on its own or in collaboration with others;
●	generates revenue from commercial sales of product candidates for which Yarrow receives regulatory approval, if any;
●	hires additional personnel including research and development, clinical and commercial personnel;
●	adds operational, financial and management information systems and personnel, including personnel to support Yarrow’s product development;
●	acquires or in-licenses products, intellectual property and technologies;
●	establishes clinical and commercial-scale cGMP capabilities through a third-party or Yarrow’s own manufacturing facility; and
●	operates as a public company.

In addition, Yarrow’s expenses will increase if, among other things, it is required by the FDA or other regulatory authorities to perform clinical trials or studies in addition to, or different than, those that Yarrow currently anticipates, there are any delays in completing Yarrow’s clinical trials or the development of any of its product candidates, or there are any third-party challenges to Yarrow’s intellectual property or Yarrow needs to defend against any intellectual property-related claim.

Even if Yarrow obtains regulatory approval for, and is successful in commercializing, one or more of Yarrow’s product candidates, Yarrow expects to incur substantial additional research and development and other expenditures to develop and market additional product candidates and/or to expand the approved indications of any marketed product. Yarrow may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of Yarrow’s future net losses will depend, in part, on the rate of future growth of Yarrow’s expenses and its ability to generate revenue.

Yarrow’s failure to become profitable would decrease its value and could impair its ability to raise capital, maintain its research and development efforts, expand its business and/or continue its operations. A decline in the value of the Combined Company’s stock could also cause stockholders to lose all or part of their investment.

Risks Related to Yarrow’s Discovery, Development and Commercialization

Yarrow faces competition from entities that have developed or may develop product candidates for the diseases addressed by Yarrow’s product candidates.

The development and commercialization of drugs is highly competitive, particularly in the treatment of Graves’ disease (“GD”) and thyroid eye disease (“TED”). YB-101, if approved, will face significant competition and Yarrow’s failure to effectively compete may prevent Yarrow from achieving significant market penetration. Yarrow competes with a variety of multinational biopharmaceutical companies, specialized biotechnology companies and emerging biotechnology companies, including Immunovant, Inc., Biohaven Ltd., Amgen, Inc. (“Amgen”), which acquired TEPEZZA® from Horizon Therapeutics plc in October 2023, Alumis Inc., Argenx SE, Biohaven, Sanofi, Merida Biosciences, H. Lundbeck A/S, Lassen Therapeutics, Roche, Sling Therapeutics, Inc., Novartis AG (which acquired Tourmaline Bio, Inc. in October 2025), and Viridian Therapeutics, Inc. as well as, academic institutions, governmental agencies, and public and private research institutions, among others. Many of the companies with which Yarrow is currently competing or will compete against in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and regulatory approved products than Yarrow does, and are further along in the clinical development and/or commercialization process. Mergers and acquisitions in the pharmaceutical and biotechnology industry may result in even more resources being concentrated among a smaller number of Yarrow’s competitors. For example, in May 2025, Alumis Inc. and ACELYRIN, INC. completed a merger transaction and the combined company is advancing a subcutaneously delivered anti-IGF-1R antibody for the treatment of TED. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with Yarrow in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, raising capital, patient registration for clinical trials, establishing and defending rights to intellectual property, as well as in acquiring technologies complementary to, or necessary for, Yarrow’s product candidates.

Yarrow’s competitors have developed or are developing, and may in the future develop, product candidates or products competitive with Yarrow’s product candidates. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community and any potential new treatments, including those currently under clinical development. Yarrow’s success will depend partially on its ability to develop and commercialize products that have a competitive safety, efficacy, dosing and/or presentation profile. Yarrow’s commercial opportunity and success will be reduced or eliminated if competing products are safer, more effective, have a more attractive dosing profile or presentation or are less expensive than the products Yarrow develops, or if Yarrow’s competitors develop competing products or biosimilars that enter the market more quickly than Yarrow does and are able to gain market acceptance. Conversely, the lack of commercial success of other competing therapies may raise concerns about the financial viability of Yarrow’s product candidates.

In addition, because of the competitive landscape for thyroid autoimmune diseases, including GD and TED, Yarrow may also face competition for establishing trial sites and clinical trial enrollment. Patient enrollment will depend on many factors, including if potential clinical trial patients choose to undergo treatment with approved products or enroll in competitors’ ongoing clinical trials for product candidates that are under development for the same indications as Yarrow’s product candidates. An increase in the number of approved products for the indications Yarrow is targeting with its product candidates will likely further exacerbate this competition. Yarrow’s inability to enroll a sufficient number of patients could, among other impacts, delay Yarrow’s development timeline, which may further harm Yarrow’s competitive position.

YB-101 is in the clinical stages of development and YB-101 and Yarrow’s future product candidates may fail in development or suffer delays that materially and adversely affect Yarrow’s viability. If Yarrow or its current or future collaborators are unable to complete development of or commercialize Yarrow’s product candidates, or experience significant delays in doing so, Yarrow’s business will be materially harmed.

Yarrow has no commercially approved products. YB-101 is in the clinical stages of development, and Yarrow has not completed any clinical trials. As a result, Yarrow expects it will be many years before Yarrow commercializes any product candidate, if ever. Yarrow’s ability to achieve and sustain profitability depends on obtaining regulatory approvals for, and successfully commercializing, Yarrow’s product candidates, either alone or with third parties, and Yarrow cannot guarantee you that it will ever obtain regulatory approval for any of its product candidates. Yarrow has not yet demonstrated its ability to complete any clinical trials, obtain regulatory approvals, manufacture a commercial-scale product or arrange for a third party to do so on Yarrow’s behalf, or conduct sales and marketing activities necessary for successful product commercialization. Before obtaining regulatory approval for the commercial distribution of any product candidate, Yarrow or an existing or future collaborator must conduct extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of the product candidate.

Yarrow or its collaborators may experience delays in initiating or completing preclinical studies or clinical trials. Yarrow or its collaborators also may experience numerous unforeseen events during, or as a result of, any future preclinical studies or clinical trials that Yarrow could conduct that could delay or prevent Yarrow’s ability to receive regulatory approval or commercialize its product candidates, including:

●	regulators, such as the FDA, IRBs or comparable foreign regulatory authorities may not authorize Yarrow or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
●	Yarrow may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	clinical trial sites may deviate from the trial protocol, fail to conduct trials in a compliant manner or drop out of a trial, which may require that Yarrow adds new clinical trial sites or investigators or otherwise negatively impact the timing or integrity of Yarrow’s clinical trial(s);
●	clinical trials of any product candidates may fail to show safety or efficacy, or may produce negative or inconclusive results and Yarrow may decide, or regulators may require Yarow, to conduct additional preclinical studies or clinical trials or Yarrow may decide to abandon a product candidate;
●	the number of subjects required for clinical trials of any product candidates may be larger than Yarrow anticipates, enrollment in these clinical trials may be slower than Yarrow anticipates or subjects may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than Yarrow anticipates;
●	Yarrow’s third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to Yarrow in a timely manner, or at all, or may deviate from the clinical trial protocol or suffer other quality or performance issues that negatively impact the timing or integrity of Yarrow’s clinical trial(s);
●	Yarrow may elect to, or regulators, IRBs or ethics committees may require that Yarrow or its investigators, suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants in Yarrow’s clinical trials are being exposed to unacceptable health risks;
●	the cost of clinical trials of any of Yarrow’s product candidates may be greater than Yarrow anticipates;
●	the quality of Yarrow’s product candidates or other materials necessary to conduct clinical trials of Yarrow’s product candidates may be inadequate to initiate or successfully complete a given clinical trial;
●	Yarrow may be unable to manufacture sufficient quantities of its product candidates for use in clinical trials;
●	reports from clinical testing of other therapies may raise safety or efficacy concerns about Yarrow’s product candidates;
●	Yarrow may fail to establish an appropriate safety profile for a product candidate based on clinical or preclinical data for such product candidates as well as data emerging from other therapies in the same class as Yarrow’s product candidates; and
●	the FDA or other regulatory authorities may require Yarrow to submit additional data, such as long-term toxicology studies, or impose other requirements before permitting Yarrow to initiate a clinical trial.

Commencing clinical trials in the United States is subject to acceptance by the FDA of an IND and finalizing the trial design based on discussions with the FDA. Commencing clinical trials in jurisdictions outside of the United States is similarly subject to acceptance by the applicable regulatory authority of clinical trial documentation following discussions with such authority. In the event that the FDA or other applicable regulatory authority requires Yarrow to complete additional preclinical studies or Yarrow is required to satisfy other FDA or foreign regulatory authority requests, respectively, prior to commencing clinical trials, the start of Yarrow’s first clinical trial for a product candidate may be delayed. Even after Yarrow receives and incorporates guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree as to whether Yarrow has satisfied their requirements to commence any clinical trial or change their position on the acceptability of Yarrow’s trial design or the clinical endpoints selected, which may require Yarrow to complete additional preclinical studies or clinical trials, delay the enrollment of Yarrow’s clinical trials or impose stricter approval conditions than Yarrow currently expects. There are analogous processes and risks applicable to clinical trial applications in other countries.

Yarrow may not have the financial resources to continue development of its product candidates if Yarrow experiences any issues that delay or prevent regulatory approval of, or Yarrow’s ability to commercialize, its product candidates. Yarrow or its current or future collaborators’ inability to complete development of, or commercialize Yarrow’s product candidates, or significant delays in doing so, could have a material and adverse effect on Yarrow’s business, financial condition, results of operations and prospects.

Yarrow is substantially dependent on the success of YB-101, and Yarrow’s anticipated future clinical trials of such product candidate may not be successful.

Yarrow’s future success is substantially dependent on its ability to timely obtain regulatory approval for, and then successfully commercialize, YB-101. Yarrow is initially investing a majority of its efforts and financial resources into the research and development of this product candidate. Yarrow expects to initiate a combined Phase 2a/Phase 2b trial of YB-101 in adult patients with GD who are well-controlled on oral anti-thyroid drugs (“ATDs”) with GD in the first half of 2026 and is exploring a clinical development plan for YB-101 in adult patients with TED in the United States and other territories outside of China. The success of YB-101 is dependent on observing YB-101 blocking the pathogenic activity of thyroid-stimulating autoantibodies that drive disease progression in GD and TED with an improved safety and tolerability profile compared to the current standard of care. To the extent Yarrow does not observe this blocking of pathogenic activity of thyroid-stimulating autoantibodies or improved safety, efficacy, pharmacokinetic and pharmacodynamic properties in Yarrow’s Phase 2a/Phase 2b clinical trial of YB-101 or in additional clinical trials, it would significantly and adversely affect the clinical and commercial potential of YB-101.

Yarrow’s product candidates will require additional clinical development, evaluation of clinical, preclinical and manufacturing activities, regulatory approval in multiple jurisdictions, substantial investment and significant marketing efforts before Yarrow generates any revenues from product sales. Yarrow is not permitted to market or promote these product candidates, or any other product candidates, before Yarrow receives regulatory approval from the FDA and comparable foreign regulatory authorities, and Yarrow may never receive such regulatory approvals.

The success of Yarrow’s product candidates will depend on a variety of factors. Yarrow does not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to Yarrow’s intellectual property rights, potential threats from the intellectual property rights of third parties and the manufacturing, marketing, distribution and sales efforts of any current or future collaborator. Accordingly, Yarrow cannot assure you that it will ever be able to generate revenue through the sale of these product candidates, even if approved. If Yarrow is not successful in obtaining regulatory approval and commercializing YB-101 or future product candidates, or are significantly delayed in doing so, Yarrow’s business will be materially harmed.

If Yarrow does not achieve its projected development objectives in the time frames Yarrow announces and expects, the commercialization of its product candidates may be delayed, which may harm Yarrow’s reputation and prospects, increase its expenses and cause the Combined Company’s stock price to decline.

From time to time, Yarrow estimates the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which Yarrow sometimes refers to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials, such as the expected timing for the initiation of Yarrow’s Phase 2a/2b clinical trial of YB-101 in adult patients with GD, the timing for receipt of clinical data from Yarrow’s clinical trials of YB-101 and the timing for the submission of regulatory filings. From time to time, Yarrow may publicly announce the expected timing of some of these milestones. All of these milestones are and will be based on numerous assumptions. The actual timing of these milestones can vary dramatically compared to Yarrow’s estimates, in many cases for reasons beyond Yarrow’s control. If Yarrow does not meet these milestones as publicly announced, or at all, Yarrow’s prospects and reputation may be adversely affected and the Combined Company’s stock price may decline. Additionally, delays relative to Yarrow’s projected timelines are likely to cause overall expenses to increase, which may require Yarrow to raise additional capital sooner than expected and prior to achieving targeted development milestones.

Yarrow’s projections regarding the market opportunities for its product candidates may not be accurate, and the actual market for Yarrow’s products may be smaller than Yarrow estimates.

The precise incidence and prevalence for all the conditions Yarrow aims to address with its product candidates are unknown. Yarrow’s projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with Yarrow’s product candidates, are based on Yarrow’s beliefs and estimates. These estimates have been derived from a variety of sources, including sales of Yarrow’s competitors, scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect in general, or as to their applicability to Yarrow. Further, new trials may change the estimated incidence or prevalence of these diseases. The total addressable market across all of Yarrow’s product candidates will ultimately depend upon, among other things, the diagnosis criteria included in the final labeling for each of Yarrow’s product candidates approved for sale for these indications, the ability of Yarrow’s product candidates to improve on the safety, convenience, cost and efficacy of competing therapies or therapies in development, acceptance by the medical community and patients, drug pricing and reimbursement.

Yarrow intends to initially seek regulatory approval of YB-101 as treatment for patients with GD and is exploring a clinical development plan for patients with TED. The number of patients in the United States and other major markets may turn out to be lower than expected, patients may not be otherwise amenable to treatment with Yarrow’s product candidates or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect Yarrow’s business, financial condition, results of operations and prospects. Yarrow may be unable to penetrate the existing GD and TED markets and successfully commercialize its product candidates, if approved. Further, even if Yarrow obtains significant market share for Yarrow’s product candidates, because some of its potential target populations are very small, Yarrow may never achieve profitability despite obtaining such significant market share.

In addition, the market for GD and TED therapies may fail to continue its growth, or may shrink, which could affect the commercial viability of Yarrow’s product candidates and could negatively impact revenues from any approved products. For example, sales of TEPEZZA® may fall, and this could cause Yarrow’s business to be negatively impacted.

Clinical development involves a lengthy and expensive process that is subject to delays and with uncertain outcomes, and results of earlier studies and trials may not be predictive of future clinical trial results. If Yarrow’s clinical trials and any future preclinical studies are not sufficient to support regulatory approval of any of its product candidates, Yarrow may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidate.

Before obtaining regulatory approval from regulatory authorities for the sale of any product candidate, Yarrow must conduct extensive clinical trials to demonstrate the safety and efficacy of Yarrow’s product candidate in humans. Yarrow’s clinical trials may not be conducted as planned or completed on schedule, if at all, and failure can occur at any time during the preclinical study or clinical trial process. A failure of one or more clinical trials can occur at any clinical trial phase. The outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain regulatory approval of their product candidates.

Yarrow cannot be sure that the FDA or comparable foreign regulatory authorities will agree with Yarrow’s clinical development plans. If the FDA or comparable foreign regulatory authorities require Yarrow to conduct additional trials or enroll additional patients, Yarrow’s development timelines may be delayed. Yarrow cannot be sure that submission of an IND or similar foreign application will result in the FDA or comparable foreign regulatory authorities, as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even if these trials begin, issues may arise that could cause regulatory authorities to suspend or terminate such clinical trials. Events that may prevent successful or timely initiation or completion of clinical trials include: inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation or continuation of clinical trials; delays in reaching a consensus with regulatory authorities on study design or implementation of the clinical trials; delays or failure in obtaining regulatory authorization to commence a trial; delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites; delays in identifying, recruiting and training suitable clinical investigators; delays in obtaining required IRB approval or positive ethics committee opinions at each clinical trial site; delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of Yarrow’s product candidates for use in clinical trials or the inability to do any of the foregoing; failure by Yarrow’s CROs, other third parties or Yarrow to adhere to clinical trial protocols; failure to perform in accordance with the FDA’s or any other regulatory authority’s good clinical practice (“GCP”) requirements or regulatory guidelines; changes to the clinical trial protocols; clinical sites deviating from trial protocol or dropping out of a trial; changes in regulatory requirements, guidance or clinical trial plans that require amending or submitting new clinical protocols; selection of clinical endpoints that require prolonged periods of observation or analyses of resulting data; transfer of manufacturing processes to new or larger-scale facilities and delays or failure by Yarrow’s CMOs or Yarrow to make any necessary changes to such manufacturing process; and third parties being unwilling or unable to satisfy their contractual obligations to Yarrow.

Yarrow could also encounter delays if a clinical trial is suspended or terminated by Yarrow, by the IRBs or ethics committees of the institutions in which such clinical trials are being conducted, by the Data Safety Monitoring Board, if any, for such clinical trial or by the FDA or comparable foreign regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or Yarrow’s clinical trial protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from the product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If Yarrow is required to conduct additional clinical trials or other testing of its product candidates beyond those that Yarrow currently contemplates, if Yarrow is unable to successfully complete clinical trials of its product candidates, if the results of these trials are not positive or are only moderately positive or if there are safety concerns, Yarrow’s business and results of operations would be adversely affected.

Yarrow may find it difficult to enroll and maintain patients in its clinical trials, in part due to the limited number of patients and significant competition for patients who have the diseases for which YB-101 is being developed. If Yarrow encounters difficulties enrolling patients in its expected clinical trial of YB-101 or other future clinical trials, Yarrow’s clinical development activities could be delayed or otherwise adversely affected.

Yarrow may experience difficulties in patient enrollment in its future clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on Yarrow’s ability to enroll a sufficient number of patients who remain in the trial until its conclusion. In particular, because Yarrow is initially focused on developing product candidates for indications for which there is significant competition for recruiting patients, Yarrow may encounter challenges for patient enrollment when Yarrow commences clinical trials for its product candidates. Further, ATDs are the current treatment option for the treatment of GD, TEPEZZA® is approved for the treatment of TED, and additional products may gain approval in the future, and patients may decide, or physicians may recommend, to use such approved treatments instead of enrolling in clinical trials.

The enrollment of patients in future trials for any of Yarrow’s product candidates will depend on many factors, including:

●	size and nature of the patient population;
●	severity of the disease under investigation;
●	availability and efficacy of approved drugs for the disease under investigation;
●	patient eligibility and exclusion criteria for the trial in question;
●	patients’ and clinicians’ perceived risks and benefits of the product candidate under study;
●	if patients choose to enroll in clinical trials, rather than using approved products, or if Yarrow’s competitors have ongoing clinical trials for product candidates that are under development for the same indications as Yarrow’s product candidates, and patients instead enroll in such clinical trials;
●	efforts to facilitate timely enrollment in clinical trials;
●	patient referral practices of physicians;
●	the ability to monitor patients adequately during and after treatment;
●	proximity and availability of clinical trial sites for prospective patients; and
●	continued enrollment of prospective patients by clinical trial sites.

Additionally, the number of patients required for clinical trials of Yarrow’s product candidates may be larger than Yarrow anticipates. Even if Yarrow is able to enroll a sufficient number of patients for its future clinical trials, Yarrow may have difficulty maintaining patients in its clinical trials. Yarrow’s inability to enroll or maintain a sufficient number of patients would result in significant delays in completing clinical trials or receipt of regulatory approvals and increased development costs or may require Yarrow to abandon one or more clinical trials altogether, which could cause Yarrow’s value to decline, limit its ability to obtain additional financing and otherwise harm Yarrow’s prospects.

Preliminary, “topline” or interim data from Yarrow’s clinical trials that Yarrow announces or publishes from time to time may change as more patient data become available and are subject to audit and verification procedures.

From time to time, Yarrow may publicly disclose preliminary or topline data from its future preclinical studies and clinical trials, which are based on a preliminary analysis of then-available data. The results and related findings and conclusions are subject to change following a more comprehensive review of the data. Yarrow also makes assumptions, estimations, calculations and conclusions as part of its analyses of these data without the opportunity to fully and carefully evaluate complete data. As a result, the preliminary or topline results that Yarrow reports may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated or subsequently made subject to audit and verification procedures.

Any preliminary or topline data should be viewed with caution until the final data are available. From time to time, Yarrow may also disclose interim data from its future preclinical studies and clinical trials. Interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from Yarrow’s clinical trials continue other treatments. Further, others, including regulatory authorities, may not accept or agree with Yarrow’s assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular product candidate, the approvability or commercialization of the particular product candidate and of Yarrow as a company. In addition, the information Yarrow chooses to publicly disclose regarding a particular preclinical study or clinical trial is based on what is typically extensive information, and you or others may not agree with what Yarrow determines is material or otherwise appropriate information to include in Yarrow’s disclosure. As a result, you or others may have reached different conclusions based on such extensive information in comparison to Yarrow’s publicly disclosed conclusion regarding a particular preclinical study or clinical trial. If the preliminary, topline or interim data that Yarrow reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, Yarrow’s ability to obtain approval for, and commercialize, Yarrow’s product candidates may be harmed, which could harm Yarrow’s business, operating results, prospects or financial condition.

Yarrow’s future clinical trials or those of its current or future collaborators may reveal significant adverse events or undesirable side effects not observed in previously conducted preclinical studies or clinical trials and may result in a safety profile that could halt clinical development, inhibit regulatory approval or limit commercial potential or market acceptance of any of Yarrow’s product candidates.

Results of Yarrow’s clinical trials could reveal a high or unacceptable severity and prevalence of side effects, adverse events or unexpected characteristics. Yarrow has not yet completed any clinical trials in humans. If significant adverse events or other side effects are observed in any of Yarrow’s future clinical trials, Yarrow may have difficulty recruiting patients to such trials, patients may drop out of Yarrow’s trials, or Yarrow may be required to abandon the trials or Yarrow’s development efforts of one or more product candidates altogether. For example, although YB-101 is not expected to be associated with the hepatotoxicity or agranulocytosis risks known to occur with ATDs based on GenSci’s preclinical studies, it is possible that patients in Yarrow’s future clinical trials could exhibit the same or similar adverse events. In another example, hearing impairment observed in TEPEZZA®, or other negative side effects of other products in development for the treatment of TED, may negatively affect clinical trials for Yarrow’s product candidates, delay regulatory approval or result in a restrict drug label, if approved. Yarrow, the FDA or other applicable regulatory authorities, or an IRB or ethics committee, may suspend any clinical trials of any product candidate at any time for various reasons, including a belief that subjects or patients in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential products developed in the biotechnology industry that initially showed therapeutic promise in early-stage studies and trials have later been found to cause side effects that prevented their further development. Other potential products have shown side effects in preclinical studies, which side effects do not present themselves in clinical trials in humans. Even if the side effects do not preclude the product candidate from obtaining or maintaining regulatory approval, undesirable side effects may inhibit market acceptance of the approved product due to Yarrow’s tolerability versus other therapies. Treatment-emergent adverse events could also affect patient recruitment or the ability of enrolled subjects to complete Yarrow’s clinical trials or could result in potential product liability claims. Potential side effects associated with Yarrow’s product candidates may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from Yarrow’s product candidates may not be normally encountered in the general patient population and by medical personnel. Any of these occurrences could harm Yarrow’s business, financial condition, results of operations and prospects significantly.

In addition, even if Yarrow successfully advances its product candidates or any future product candidate through clinical trials, such trials will only include a limited number of patients and limited duration of exposure to Yarrow’s product candidates. As a result, Yarrow cannot be assured that adverse effects of Yarrow’s product candidates will not be uncovered when a significantly larger number of patients are exposed to the product candidate after approval. Further, any clinical trials may not be sufficient to determine the effect and safety consequences of using Yarrow’s product candidates over a multi-year period.

If any of the foregoing events occur or if one or more of Yarrow’s product candidates prove to be unsafe, Yarrow’s entire pipeline could be affected, any of which would have a material adverse effect on Yarrow’s business, financial condition, results of operations and prospects.

Yarrow may expend its limited resources to pursue a particular product candidate and fail to capitalize on product candidates that may be more profitable or for which there is a greater likelihood of success.

Because Yarrow has limited financial and managerial resources, Yarrow is focusing its research and development efforts on its lead product candidate, YB-101. As a result, Yarrow may forgo or delay pursuit of opportunities with other product candidates that later prove to have greater commercial potential. Yarrow’s resource allocation decisions may cause Yarrow to fail to capitalize on viable commercial products or profitable market opportunities. Yarrow’s spending on current and future research and development product candidates for specific indications may not yield any commercially viable product candidates. If Yarrow does not accurately evaluate the commercial potential or target market for a particular product candidate, Yarrow may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for Yarrow to retain sole development and commercialization rights to such product candidate. In addition, Yarrow may select product candidates amongst a variety of potential product candidates, and the product candidates Yarrow selects may fail to be viable commercial products or the product candidates Yarrow does not select may have a greater likelihood of success.

Even if YB-101 or any future product candidates are approved, such products may not achieve adequate market acceptance among clinicians, patients, healthcare third-party payors and others in the medical community necessary for commercial success and Yarrow may not generate any future revenue from the sale or licensing of such products.

Even if regulatory approval is obtained for YB-101 or one of Yarrow’s future product candidates, Yarrow may not gain market acceptance among physicians, healthcare professionals, patients, healthcare payors or the medical community. Yarrow may not generate or sustain revenue from sales of the product due to factors such as whether the product can be sold at a competitive cost and whether it will otherwise be accepted in the market. Market acceptance will depend on many factors, including factors that are not within Yarrow’s control. There are product candidates in the later stages of development for the treatment of GD, including Vyvgart®, IMVT-1402 and BHV-1300. TEPEZZA® was recently approved for TED, and there are multiple product candidates in later stages of development, for the treatment of TED, including Veligrotug, VRDN-003, Batoclimab and pacibekitug. However, YB-101 is designed to block the pathogenic activity of thyroid-stimulating autoantibodies that drive disease progression in GD and TED; to date, no such therapy that inhibits the biological pathway responsible for both hyperthyroidism and orbitopathy while avoiding systemic immunosuppression has been approved by the FDA for the treatment of both GD and TED, though several such agents are in advanced clinical development and close to approval. Market participants with significant influence over acceptance of new treatments, such as clinicians and third-party payors, may not adopt a biologic that incorporates TSHR targeting antibodies for Yarrow’s targeted indication, and Yarrow may not be able to convince the medical community and third-party payors to accept and use, or to provide favorable reimbursement for, any product candidates developed by Yarrow or its existing or future collaborators. Market acceptance of Yarrow’s product candidates may be negatively impacted by potential poor performance of Yarrow’s competitors, including the occurrence of serious adverse events in such competitors’ clinical trials or failure by such competitors to obtain and maintain regulatory approval for their product candidates. Additionally, although Yarrow believes that the improved dosing and convenience Yarrow expects its product candidates to provide will improve market acceptance of such product candidates and that Yarrow’s candidates will have a competitive efficacy profile, Yarrow’s predictions may not be accurate and other competitive products may instead gain and hold the applicable market. Sales of medical products also depend on the willingness of clinicians to prescribe the treatment. Yarrow cannot predict whether clinicians, clinicians’ organizations, hospitals, other healthcare providers, government agencies or private insurers will determine that Yarrow’s product is safe, therapeutically effective, cost effective or less burdensome as compared with competing treatments. If any current or future product candidate is approved but does not achieve an adequate level of acceptance by such parties, Yarrow may not generate or derive sufficient revenue from that product candidate and may not become or remain profitable.

Yarrow plans to conduct clinical trials for product candidates at sites outside the United States, and the FDA may not accept data from trials conducted in such locations.

Yarrow plans to conduct its Phase 2a/2b clinical trial of YB-101 for the treatment of GD in the United States and other territories outside of China, and Yarrow may choose to conduct one or more of its future clinical trials outside the United States in whole or in part. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will depend on Yarrow’s determination that the trials also complied with all applicable U.S. laws and regulations. Many foreign regulatory authorities have similar requirements for clinical data gathered outside of their respective jurisdictions. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the relevant jurisdiction, as applicable. If the FDA or any comparable foreign regulatory authority does not accept such data, it would likely result in the need for additional trials, which would be costly and time-consuming and would delay or permanently halt Yarrow’s development of the applicable product candidates or delay or prevent regulatory approval for commercialization in the applicable jurisdiction. Even if the FDA or any comparable foreign regulatory authority accepted such data, it could require Yarrow to modify its planned clinical trials to receive clearance to initiate such trials in the United States or the relevant jurisdiction, as applicable, or to continue such trials once initiated.

Further, conducting international clinical trials presents additional risks that may delay completion of Yarrow’s clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs that could restrict or limit Yarrow’s ability to conduct its clinical trials, the administrative burdens of conducting clinical trials under multiple sets of foreign regulations, foreign exchange fluctuations, diminished protection of intellectual property in some countries, as well as political and economic risks relevant to foreign countries.

Risks Related to Yarrow’s Reliance on Third Parties

Yarrow relies on collaborations and licensing arrangements with third parties, including GenSci. If Yarrow is unable to maintain these collaborations or licensing arrangements, or if these collaborations or licensing arrangements are not successful, Yarrow’s business could be negatively impacted.

Yarrow relies on its collaboration with a third party, GenSci, for the rights necessary to develop and commercialize YB-101 outside of China. In the future, Yarrow could also rely on additional licensing arrangements with third parties. For example, Yarrow has entered into the GenSci License Agreement. However, GenSci could terminate the GenSci License Agreement under certain circumstances, including Yarrow’s failure to make any payments owed to GenSci under the agreement or any uncured material breach of the agreement by Yarrow, in which event Yarrow may lose intellectual property rights and may not be able to develop or commercialize the YB-101.

Collaborations or licensing arrangements that Yarrow enters into may not be successful, and any success will depend heavily on the efforts and activities of such collaborators or licensors. If any of Yarrow’s collaborators or licensors experiences delays in performance of, or fails to perform, their obligations under their agreement with Yarrow, disagrees with Yarrow’s interpretation of the terms of such agreement or terminates their agreement with Yarrow, Yarrow’s pipeline and product candidates and development timeline could be adversely affected. If Yarrow fails to comply with any of the obligations under its collaborations or license agreements, including payment terms and diligence terms, Yarrow’s collaborators or licensors may have the right to terminate such agreements, in which event Yarrow may lose intellectual property rights and may not be able to develop, manufacture, market or sell the products covered by Yarrow’s agreements or may face other penalties under Yarrow’s agreements. Yarrow’s collaborators and licensors may also fail to properly maintain or defend the intellectual property Yarrow has licensed from them, if required by Yarrow’s agreement with them, leading to the potential invalidation of Yarrow’s intellectual property, or they may even infringe upon Yarrow’s intellectual property rights, any of which could subject Yarrow to litigation or arbitration, which would be time-consuming and expensive and could harm Yarrow’s ability to commercialize its product candidates. In addition, collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with Yarrow’s product candidates and products if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than Yarrow’s.

As part of Yarrow’s strategy, Yarrow plans to evaluate additional opportunities to enhance its capabilities and expand its development pipeline or add development or commercialization capabilities. Yarrow may not realize the benefits of such collaborations, alliances or licensing arrangements. Any of these relationships may require Yarrow to incur non-recurring and other charges, increase Yarrow’s near and long-term expenditures, issue securities that dilute the Combined Company’s existing stockholders or disrupt Yarrow’s management and business.

Yarrow may face significant competition in attracting appropriate collaborators, and more established companies may also be pursuing strategies to license or acquire third-party intellectual property rights that Yarrow considers attractive. These companies may have a competitive advantage over Yarrow due to their size, financial resources and greater clinical development and commercialization capabilities. In addition, companies may be unwilling to assign or license rights to Yarrow, whether they perceive Yarrow to be a competitor or for other reasons. Whether Yarrow reaches a definitive agreement for a collaboration will depend, among other things, upon Yarrow’s assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Collaborations are complex and time-consuming to negotiate, document and execute. In addition, consolidation among large pharmaceutical and biotechnology companies has reduced the number of potential future collaborators. Yarrow may not be able to negotiate additional collaborations on a timely basis, on acceptable terms or at all. If Yarrow fails to enter into collaborations and does not have sufficient funds or expertise to undertake the necessary development and commercialization activities, Yarrow may not be able to further develop its product candidates or bring them to market.

Risks associated with the in-licensing or acquisition of product candidates could cause substantial delays in the preclinical and clinical development of Yarrow’s product candidates.

Yarrow has relied and continues to rely on GenSci, and expects to rely on Yarrow’s future licensing partners, to (i) conduct research and development in accordance with the applicable protocol, legal, regulatory and scientific standards, (ii) accurately report the results of all preclinical and clinical trials conducted prior to Yarrow’s licensing or acquisition of the relevant product candidates and (iii) correctly collect and interpret the data from these trials. If the research and development processes or the results of the product candidates development prior to Yarrow’s licensing or acquisition of Yarrow’s product candidates prove to be unreliable, this could result in increased costs and delays in the development of Yarrow’s product candidates, which could adversely affect any future revenue from such product candidates, if approved.

Yarrow may also acquire or in-license additional product candidates for preclinical or clinical development in the future as Yarrow continues to build its pipeline. The risks associated with acquiring or in-licensing product candidates could result in delays in the commencement or completion of Yarrow’s preclinical studies and clinical trials, if they are ever commenced or completed, and Yarrow’s ability to generate revenues from its product candidates may be delayed. Please see the section titled “Risk Factors — Risks Related to Yarrow’s Intellectual Property — If Yarrow is unable to obtain or maintain necessary rights to YB-101 or its future product candidates through acquisitions and in-licenses, Yarrow’s business may be materially harmed” below for additional information regarding such risks.

Yarrow currently relies, and plans to rely in the future, on third parties to conduct and support its future preclinical studies and clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, Yarrow may not be able to obtain regulatory approval of or commercialize Yarrow’s product candidates.

Yarrow plans to utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, contract testing labs and strategic partners, to conduct and support Yarow’s anticipated clinical trials and future preclinical studies. Yarrow will rely heavily on these third parties over the course of its preclinical studies and clinical trials, and Yarrow controls only certain aspects of their activities. As a result, Yarrow will have less direct control over the conduct, timing and completion of these preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials than would be the case if Yarrow was relying entirely upon its own staff. Nevertheless, Yarrow is responsible for ensuring that each of its studies and trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and Yarrow’s reliance on these third parties does not relieve Yarrow of its regulatory responsibilities. Yarrow and its third-party contractors and CROs are required to comply with GCP, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of Yarrow’s product candidates in clinical development. If Yarrow or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in Yarrow’s clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Yarrow to perform additional clinical trials before approving Yarrow’s marketing applications. Yarrow cannot assure you that, upon inspection by a given regulatory authority, such regulatory authority will determine that any of Yarrow’s clinical trials comply with GCP. In addition, Yarrow’s clinical trials must be conducted with products manufactured in accordance with cGMP. Yarrow’s failure to comply with these requirements may require Yarrow to repeat clinical trials, which would delay the regulatory approval process. Moreover, Yarrow’s business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws, and foreign equivalents.

Any third parties conducting Yarrow’s clinical trials will not be its employees and, except for remedies available to Yarrow under its agreements with such third parties, Yarrow cannot control whether they devote sufficient time and resources to Yarrow’s product candidates. These third parties may encounter challenges hiring and retaining sufficient qualified personnel or they may be involved in mergers, acquisitions or similar transactions and may have relationships with other commercial entities, including Yarrow’s competitors, for whom they may also be conducting clinical trials or other product development activities, which could negatively affect their performance on Yarrow’s behalf and the timing thereof and could lead to products that compete directly or indirectly with Yarrow’s current or future product candidates. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Yarrow’s clinical protocols or regulatory requirements or for other reasons, Yarrow’s clinical trials may be extended, delayed or terminated and Yarrow may not be able to complete development of, obtain regulatory approval of or successfully commercialize its product candidates. In addition, Yarrow relies on GenSci and expects to continue to rely on foreign CROs and CMOs for formulation and manufacturing of Yarrow’s Phase 2a/2b clinical trial materials, and will likely continue to rely on foreign CROs and CMOs in the future.

The biopharmaceutical industry in China is strictly regulated by the Chinese government. Changes to Chinese regulations or government policies affecting biopharmaceutical companies are unpredictable and may have a material adverse effect on Yarrow’s collaborators in China which could have an adverse effect on Yarrow’s business, financial condition, results of operations and prospects. In addition, the United States government has imposed significant tariffs on imports from China and other countries and may impose more restrictions on goods, including biologically derived substances, manufactured in or imported from China or other countries or impose other restrictions on companies’ ability to work with Chinese or other foreign counterparties. Evolving changes in China’s public health, economic, political, and social conditions and uncertainty around China’s relationship with other governments, such as the United States and the UK, could also negatively impact Yarrow’s ability to manufacture its product candidates for its planned clinical trials or have an adverse effect on its ability to secure government funding, which could adversely affect Yarrow’s financial condition and cause Yarrow to delay its clinical development of YB-101 or its future product candidates. Furthermore, if one or more of Yarrow’s collaborators or vendors in China is named a biotechnology company of concern under the BIOSECURE Act, which was enacted into law on December 18, 2025, Yarrow’s operations and financial condition may be negatively impacted as a result of any delays or increased costs arising from the trade restrictions and other foreign regulatory requirements affecting such collaborators. In addition, while Yarrow has established relationships with CROs and CMOs outside of China, moving to those suppliers in the event of a geopolitical instability affecting Yarrow’s collaborators in China could introduce delays into the development of YB-101 or its future product candidates.

Yarrow relies on the use of third-party CMOs to manufacture Yarrow’s product candidates, and Yarrow expects to continue to rely on third-party CMOs to produce Yarrow’s products, if approved. Yarrow’s business could be adversely affected if Yarrow is unable to use third-party manufacturing sites or if the third-party manufacturers encounter difficulties in production.

Yarrow does not currently own any facility that may be used as Yarrow’s clinical-scale manufacturing and processing facility and must rely on CMOs to manufacture Yarrow’s product candidates. Yarrow has not yet caused its product candidates to be manufactured on a commercial scale and may not be able to do so for any of Yarrow’s product candidates, if approved. Yarrow currently solely relies on GenSci to provide biological development and manufacturing services. If there should be any disruption in such supply arrangement, including any adverse events affecting Yarrow’s sole supplier, or if Yarrow experiences delays or difficulties in transferring, or is unable to successfully transfer, Yarrow’s manufacturing processes, it could have a negative effect on the clinical development of Yarrow’s product candidates and other operations while Yarrow works to identify and qualify an alternate supply source. Yarrow has limited control over the manufacturing process of, and may be dependent on, Yarrow’s contract manufacturing partners for compliance with cGMP requirements and any other regulatory requirements of the FDA or comparable foreign regulatory authorities for the manufacture of Yarrow’s product candidates. Beyond periodic audits, Yarrow has limited control over the ability of its CMOs to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or another applicable regulatory authority does not approve these facilities for the manufacture of Yarrow’s product candidates or withdraws any approval in the future, Yarrow may need to find alternative manufacturing facilities, which would require the incurrence of significant additional costs and delays and materially adversely affect Yarrow’s ability to develop, obtain regulatory approval for or market its product candidates, if approved. Yarrow, or its future contract manufacturers, any current or future collaborators and their contract manufacturers could be subject to periodic unannounced inspections by the FDA, competent authorities of member states of the European Union (“EU Member States”) or other comparable foreign regulatory authorities, to monitor and ensure compliance with cGMP. Despite Yarrow’s efforts to audit and verify regulatory compliance, one or more of Yarrow’s third-party manufacturing vendors may be found on regulatory inspection by the FDA, competent authorities of EU Member States or other comparable foreign regulatory authorities to be noncompliant with cGMP regulations. Yarrow’s failure, or the failure of Yarrow’s CMOs, to comply with applicable regulations could result in sanctions being imposed on Yarrow, including fines, injunctions, civil penalties, delays, suspension, variation or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of Yarrow’s product candidates or products, if approved, and harm Yarrow’s business and results of operations.

Moreover, Yarrow’s CMOs may experience manufacturing difficulties due to resource constraints, supply chain issues, intellectual property disputes or as a result of labor disputes or unstable political environments. If any CMOs on which Yarrow will rely fail to manufacture quantities of Yarrow’s product candidates at quality levels necessary to meet regulatory requirements and at a scale sufficient to meet anticipated demand at a commercially reasonable cost, Yarrow’s business, financial condition and prospects could be materially and adversely affected. In addition, Yarrow’s CMOs are responsible for transporting temperature-controlled materials that can be inadvertently degraded during transport due to several factors, rendering certain batches unsuitable for trial use for failure to meet, among others, Yarrow’s integrity and purity specifications. Yarrow and any of its CMOs may also face product seizure or detention or refusal to permit the import or export of products. Yarrow’s business could be materially adversely affected by business disruptions to Yarrow’s third-party providers that could materially adversely affect Yarrow’s anticipated timelines, potential future revenue and financial condition and increase Yarrow’s costs and expenses. Each of these risks could delay or prevent the completion of Yarrow’s anticipated clinical trials and future preclinical studies or the approval of any of Yarrow’s product candidates by the FDA or comparable foreign regulatory authorities, result in higher costs or adversely impact commercialization of Yarrow’s product candidates.

Risks Related to Yarrow’s Business and Operations

In order to successfully implement its plans and strategies, Yarrow will need to grow the size of its organization and Yarrow may experience difficulties in managing this growth.

Yarrow expects to experience significant growth in the number of its employees and the scope of Yarrow’s operations, particularly in the areas of clinical drug development, technical operations, clinical operations and regulatory affairs. To manage its anticipated future growth, Yarrow must continue to implement and improve its managerial, operational and financial personnel and systems, expand Yarrow’s facilities and continue to recruit and train additional qualified personnel. Due to its limited financial resources and the limited experience of its management team working together in managing a company with such anticipated growth, Yarrow may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel.

Yarrow is highly dependent on its key personnel and anticipates hiring new key personnel. If Yarrow is not successful in attracting and retaining highly qualified personnel, Yarrow may not be able to successfully implement its business strategy.

Yarrow’s ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon its ability to attract and retain highly qualified managerial, scientific and medical personnel. Yarrow is highly dependent on Yarrow’s managerial, scientific and medical personnel, including Yarrow’s Chief Executive Officer and other key members of Yarrow’s leadership team. Although Yarrow has entered into employment agreements with Yarrow’s executive officers, each of them may terminate their employment with Yarrow at any time. Yarrow does not maintain “key person” insurance for any of Yarrow’s executives or other employees. The loss of the services of Yarrow’s executive officers or other key employees could impede the achievement of Yarrow’s research, development and commercialization objectives and seriously harm its ability to successfully implement its business strategy. Furthermore, replacing executive officers and key personnel may be difficult and may take an extended period of time. If Yarrow does not succeed in attracting and retaining qualified personnel, it could materially adversely affect Yarrow’s business, financial condition and results of operations. Yarrow could in the future have difficulty attracting and retaining experienced personnel and may be required to expend significant financial resources in Yarrow’s employee recruitment and retention efforts.

Yarrow’s future growth may depend, in part, on its ability to operate in foreign markets, where Yarrow would be subject to additional regulatory burdens and other risks and uncertainties.

Yarrow’s future growth may depend, in part, on its ability to develop and commercialize its product candidates, if approved, in foreign markets for which Yarrow may rely on collaboration with third parties. Recent and ongoing changes in the United States trade policy with foreign countries, including the continued uncertainty surrounding U.S. tariffs and potential retaliatory measures by foreign governments, may disrupt the global supply chain for biopharmaceutical products. For example, in September 2025, President Trump announced plans to impose 100% tariffs on imported branded or patented pharmaceuticals, unless the importing company is building U.S. manufacturing capacity, although the effective date of such tariffs has been delayed. Certain major drug producers and manufacturers are in negotiations with the U.S. Presidential Administration to receive relief from such tariffs. As a result of these negotiations, certain manufacturers, such as Pfizer, have announced their participation in a new direct purchasing platform called “TrumpRx.gov,” which allows U.S. patients to purchase certain medicines at significant discounts to current retail prices. The discounts may adversely affect revenue generated from participating drugs. The potential impact of this platform on Yarrow’s business is unclear at this time. It is not yet clear whether these tariffs would apply to the importation of active pharmaceutical ingredients and possibly bulk drug products that are intended for use in clinical trials and not for commercial sale, which could increase the costs of materials for Yarrow’s clinical trials. Any direct tariffs, if imposed on pharmaceutical products, may result in increased costs for raw materials and contract manufacturing services, reduced ability to source critical CMOs, and a delay in Yarrow’s development timelines.

Yarrow is not permitted to market or promote any of its product candidates before Yarrow receives regulatory approval from the applicable foreign regulatory authority, and Yarrow may never receive such regulatory approval for any of its product candidates. To obtain separate regulatory approval in many other countries, Yarrow must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of Yarrow’s product candidates, if approved, and Yarrow cannot predict success in these jurisdictions. If Yarrow fails to comply with the regulatory requirements in international markets and receive applicable regulatory approvals, Yarrow’s target market will be reduced and Yarrow’s ability to realize the full market potential of its product candidates will be harmed and its business will be adversely affected. Moreover, even if Yarrow obtains approval of its product candidates and ultimately commercialize its product candidates in foreign markets, Yarrow would be subject to the risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and reduced protection of intellectual property rights in some foreign countries.

Yarrow’s employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, CMOs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

Yarrow is exposed to the risk that its employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, CMOs, suppliers and vendors acting for or on its behalf may engage in misconduct or other improper activities. Misconduct by these parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to Yarrow that violates FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA, manufacturing standards, federal and state healthcare laws and regulations, and laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Yarrow’s reputation. Yarrow has adopted a code of conduct, but it is not always possible to identify and deter misconduct by these parties and the precautions Yarrow takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Yarrow from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations.

Yarrow’s internal information technology systems, or those of any of its CROs, manufacturers, other contractors or consultants, third party service providers, or existing or future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of Yarrow’s proprietary or confidential data, employee data or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to Yarrow’s brand and material disruption of Yarrow’s operations.

In the ordinary course of its business, Yarrow and the third parties upon which Yarrow relies collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, “Process”) proprietary, confidential, and sensitive data, including personal data, intellectual property, trade secrets, and other sensitive data (collectively, “Sensitive Information”).

Despite the implementation of security measures in an effort to protect systems that store Yarrow’s information, given their size and complexity and the increasing amounts of information maintained on Yarrow’s internal information technology systems and those of Yarrow’s third-party CROs, other contractors (including sites performing Yarrow’s clinical trials), third party service providers and supply chain companies, and consultants, these systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by Yarrow’s employees, contractors, consultants, business partners and/or other third parties, or from cyber-attacks by malicious third parties, which may compromise Yarrow’s system infrastructure or lead to the loss, destruction, alteration or dissemination of, or damage to, Yarrow’s data.

Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, Yarrow, and the third parties upon which Yarrow relies, may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt Yarrow’s systems and operations. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in Yarrow’s operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but Yarrow may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

To the extent that any disruption or security breach were to result in loss, destruction, unavailability, alteration or dissemination of, or damage to, Yarrow’s data or applications, or for it to be believed or reported that any of these occurred, Yarrow could incur liability and reputational damage and the development and commercialization of its product candidates could be delayed. Further, Yarrow’s insurance policies may not be adequate to compensate Yarrow for the potential losses arising from any such disruption in, or failure or security breach of, Yarrow’s systems or third-party systems where information important to Yarrow’s business operations or commercial development is stored.

Yarrow’s hybrid workforce may create additional risks for its information technology systems and data because some employees of Yarrow work remotely and utilize network connections, computers, and devices working at home, while in transit and in public locations. In addition, Yarrow’s current office in New Haven may create risks for Yarrow’s information technology systems and data because it is a shared space for which Yarrow does not have its own dedicated network. Additionally, business transactions (such as acquisitions or integrations) could expose Yarrow to additional cybersecurity risks and vulnerabilities, as Yarrow’s systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.

While Yarrow has implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. Yarrow may be unable in the future to detect vulnerabilities in its information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Further, Yarrow may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities. Applicable data privacy and security obligations may require Yarrow to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.

Yarrow relies on third-party service providers and technologies to operate critical business systems to Process Sensitive Information in a variety of contexts. Yarrow’s ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If its third-party service providers experience a security incident or other interruption, Yarrow could experience adverse consequences. While Yarrow may be entitled to damages if its third-party service providers fail to satisfy their privacy or security-related obligations to Yarrow, any award may be insufficient to cover its damages, or Yarrow may be unable to recover such award. In addition, supply- chain attacks have increased in frequency and severity, and Yarrow cannot guarantee that third parties’ infrastructure in Yarrow’s supply chain or Yarrow’s third-party partners’ supply chains have not been compromised.

If Yarrow (or a third party upon whom Yarrow relies) experiences a security incident or is perceived to have experienced a security incident, Yarrow may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on Processing Sensitive Information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in Yarrow’s operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause stakeholders (including investors and potential customers) to stop supporting Yarrow’s platform, deter new customers from products, and negatively impact Yarrow’s ability to grow and operate Yarrow’s business.

Yarrow’s contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in Yarrow’s contracts are sufficient to protect Yarrow from liabilities, damages, or claims related to its data privacy and security obligations. Yarrow cannot be sure that its insurance coverage will be adequate or sufficient to protect Yarrow from or to mitigate liabilities arising out of Yarrow’s privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Yarrow is subject to stringent and changing laws, regulations and standards, and contractual obligations relating to privacy, data protection, and data security. The actual or perceived failure to comply with such obligations could lead to government enforcement actions (which could include civil or criminal penalties), fines and sanctions, private litigation and/or adverse publicity and could negatively affect Yarrow’s operating results and business.

Yarrow, and third parties Yarrow works with, are or may become subject to numerous domestic and foreign laws, regulations, and standards relating to privacy, data protection, and data security, the scope of which is changing, subject to differing applications and interpretations, and may be inconsistent among countries, or conflict with other rules. In addition, Yarrow is and may become subject to the terms of contractual obligations related to privacy, data protection, and data security. Yarrow’s obligations may also change or expand as its business grows. The actual or perceived failure by Yarrow or third parties related to Yarrow to comply with such laws, regulations and obligations could increase Yarrow’s compliance and operational costs, expose Yarrow to regulatory scrutiny, actions, fines and penalties, result in reputational harm, lead to a loss of customers, result in litigation and liability, and otherwise cause a material adverse effect on Yarrow’s business, financial condition, and results of operations.

If Yarrow fails to comply with environmental, health and safety laws and regulations, Yarrow could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of Yarrow’s business.

Yarrow is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Yarrow’s operations may involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. In addition, Yarrow may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair Yarrow’s research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Yarrow may be subject to adverse legislative or regulatory tax changes that could negatively impact its financial condition.

The rules governing U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service (“IRS”) and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect the Combined Company’s stockholders or Yarrow. Yarrow assesses the impact of various tax reform proposals and modifications to existing tax treaties in all jurisdictions where Yarrow has operations to determine the potential effect on its business and any assumptions Yarrow has made about its future taxable income. Yarrow cannot predict whether any specific proposals will be enacted, the terms of any such proposals or what effect, if any, such proposals would have on Yarrow’s business if they were to be enacted.

For example, the United States enacted the Inflation Reduction Act of 2022, which implements, among other changes, a 1% excise tax on certain stock buybacks. In addition, beginning in 2022, the Tax Cuts and JOBS Act (the “JOBS Act”) eliminated the previously available option to deduct research and development expenditures and requires taxpayers to amortize them generally over five years for research activities conducted in the United States and over fifteen years for research activities conducted outside the United States. July 4, 2025, the U.S. Congress enacted the One Big Beautiful Bill Act, which includes a provision restoring the immediate deductibility of domestic research and development expenditures. The impact of this newly enacted law on Yarrow’s tax position will depend on how the provision is implemented and interpreted by the IRS and other regulatory authorities. In addition, Yarrow has no assurance as to whether, when and how this provision may be subject to further amendment or repeal. Such changes, among others, may adversely affect Yarrow’s effective tax rate, results of operation and financial condition.

Yarrow may acquire businesses, product candidates or products, or form strategic alliances, in the future, and may not realize the benefits of such acquisitions.

Yarrow may acquire additional businesses or products, form strategic alliances, or create joint ventures with third parties that Yarrow believes will complement or augment its existing business. If Yarrow acquires businesses with promising markets or technologies, Yarrow may not be able to realize the benefit of acquiring such businesses if Yarrow is unable to successfully integrate them with its existing operations and company culture. Yarrow may encounter numerous difficulties in developing, manufacturing and marketing any new product candidates or products resulting from a strategic alliance or acquisition that delay or prevent Yarrow from realizing their expected benefits or enhancing Yarrow’s business. There is no assurance that, following any such acquisition, Yarrow will achieve the synergies expected in order to justify the transaction, which could result in a material adverse effect on Yarrow’s business and prospects.

Yarrow maintains its cash at financial institutions, often in balances that exceed federally-insured limits. The failure of financial institutions could adversely affect Yarrow’s ability to pay its operational expenses or make other payments.

Yarrow’s cash held in non-interest-bearing and interest-bearing accounts exceeds the FDIC insurance limits. If such banking institutions were to fail, Yarrow could lose all or a portion of those amounts held in excess of such insurance limitations. For example, the FDIC took control of Silicon Valley Bank in March 2023. The Federal Reserve subsequently announced that account holders would be made whole. However, the FDIC may not make all account holders whole in the event of future bank failures. In addition, even if account holders are ultimately made whole with respect to a future bank failure, account holders’ access to their accounts and assets held in their accounts may be substantially delayed. Any material loss that Yarrow may experience in the future or inability for a material time period to access Yarrow’s cash and cash equivalents could have an adverse effect on Yarrow’s ability to pay its operational expenses or make other payments, which could adversely affect Yarrow’s business.

Risks Related to Yarrow’s Intellectual Property

Yarrow’s intellectual property portfolio is at an early stage. Yarrow does not currently own any issued patents or pending non-provisional patent applications and Yarrow in-licenses intellectual property rights to YB-101 from GenSci. Therefore, Yarrow’s ability to obtain and protect its patent rights, and protect other proprietary rights, is uncertain, exposing Yarrow to the possible loss of competitive advantage.

Yarrow will rely upon a combination of patents, trademarks, trade secret protection, copyrights and confidentiality agreements and the GenSci License Agreement to protect the intellectual property related to YB-101 and technologies and to prevent third parties from competing unfairly with Yarrow. Yarrow’s success depends in large part on its ability to obtain and maintain patent protection for Yarrow’s product candidates and their uses, as well as Yarrow’s ability to operate without infringing on or violating the proprietary rights of others. If Yarrow is unable to obtain patent protection with respect to YB-101, or any future product candidates, Yarrow’s business, financial condition, results or operations and prospects could be materially harmed.

Yarrow does not currently own or in-license any issued patents, but has filed one U.S. provisional patent application related to methods of treating GD with YB-101. Yarrow intends to file one or more non-provisional patent applications claiming priority to this provisional patent application. However, Yarrow cannot provide assurances that such non-provisional patent application(s) will be filed, nor whether such non-provisional patent application(s), if filed, will issue, the breadth of any resulting issued patent(s), or whether any issued patent(s) will be found to be invalid, unenforceable, or will be challenged by third parties.

Yarrow licenses patent rights to three patent families from GenSci under the GenSci License Agreement. The three patent families include only pending patent applications, and no issued patents. The licensed patent families are directed to monoclonal antibodies targeting the TSHR, including YB-101; methods of treatment with YB-101; and formulations of YB-101. The licensed monoclonal antibodies patent applications are pending, national stage patent applications undergoing patent prosecution. Yarrow cannot provide assurances that these pending national stage patent applications will issue, the breadth of any resulting issued patents, or whether any issued patents will be found to be invalid, unenforceable, or will be challenged by third parties. Both the licensed method of treatment and formulations patent families are pending PCT applications. Yarrow intends to file one or more national stage patent applications from each PCT application. However, Yarrow cannot provide assurances that such national stage patent application(s) will be filed, nor whether such patent application(s), if filed, will issue, the breadth of any resulting issued patent(s), or whether any issued patent(s) will be found to be invalid, unenforceable, or will be challenged by third parties.

Yarrow’s current patent portfolio is limited to owned or licensed pending patent applications. Yarrow’s owned or currently licensed, or future optioned, in-licensed or owned patent applications may not result in patents being issued. Any issued patents may not afford sufficient protection of Yarrow’s product candidates or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, or invalidated by third parties, or effectively prevent others from commercializing competitive technologies, products or product candidates. Even if these patents are granted, they may be difficult to enforce. Further, any issued patents that Yarrow may license or own covering Yarrow’s product candidates could be narrowed or found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad, including the USPTO. If Yarrow does not obtain patent coverage for the work Yarrow is conducting, or if Yarrow obtains such rights but they are invalidated or rendered unenforceable, Yarrow may be unable to exclude competitors from pursuing and marketing the same or similar product candidates. Other risks Yarrow faces if it is not able to obtain and maintain patent coverage for Yarrow’s product candidates are the reduction in valuation of its product candidates, and ultimately of Yarrow as a company, by potential investors, and Yarrow’s inability to assert claims for infringement against third parties or counterclaim against such third parties or negotiate more advantageous settlement parameters. Further, if Yarrow encounters delays in its clinical trials or delays in obtaining regulatory approval, the period of time during which Yarrow could market its product candidates under patent protection would be reduced. Thus, the patents that Yarrow may own or license may not afford Yarrow any meaningful exclusivity period or competitive advantage.

Yarrow may not be able to obtain or protect Yarrow’s intellectual property rights throughout the world and the legal systems in certain countries may not favor enforcement or protection of at least certain patents, trade secrets or other intellectual property. Filing, prosecuting, maintaining and defending patents on product candidates and other related inventions worldwide would be expensive and Yarrow’s intellectual property rights in some foreign jurisdictions can be less extensive than those in the United States; the reverse may also occur. For example, Yarrow in-licenses from GenSci patent applications in the following foreign jurisdictions: Australia, United Arab Emirates, Canada, European Patent Organization, Japan, Korea, Russia, Qatar, and Saudi Arabia. Government actions in certain jurisdictions, including those in which Yarrow has licensed patent rights, may allow exploitation of intellectual property without the patent owner’s consent. For example, government decrees may allow third parties to exploit patented inventions without authorization, effectively eliminating patent protection in those territories. These actions could result in abandonment or lapse of future patents in the affected jurisdictions. Geopolitical actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of future patent applications and the maintenance, enforcement, or defense of any future issued patents. As such, Yarrow may not have patents in all countries or all major markets and may not be able to obtain patents in all jurisdictions even if Yarrow or its licensor files patent applications to obtain such rights. Yarrow’s competitors may operate in countries where Yarrow does not have patent protection and may be able to freely use its technologies and discoveries in such countries, at least to the extent not forbidden by law.

In addition to seeking patents for some of its technology and product candidates, Yarrow may also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain Yarrow’s competitive position. Any disclosure, either intentional or unintentional, by Yarrow’s employees, the employees of third parties with whom Yarrow shares its facilities or third-party consultants and vendors that Yarrow engages to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of Yarrow’s trade secrets or proprietary information could enable competitors to duplicate or surpass Yarrow’s technological achievements, thus eroding Yarrow’s competitive position in its market. In order to protect its proprietary technology and processes, Yarrow relies in part on confidentiality agreements with its collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Yarrow may need to share its proprietary information, including trade secrets, with future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or state actors and those affiliated with or controlled by state actors. In addition, while Yarrow undertakes reasonable efforts to protect its trade secrets and other confidential information from disclosure, others may independently discover trade secrets and proprietary information, and in such cases, Yarrow may not be able to assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of Yarrow’s proprietary rights and failure to obtain or maintain trade secret protection could adversely affect Yarrow’s competitive business position.

Lastly, if Yarrow’s trademarks and trade names are not registered or adequately protected, then Yarrow may not be able to build name recognition in its markets of interest and Yarrow’s business may be adversely affected.

If Yarrow is unable to obtain or maintain necessary rights to YB-101 or its future product candidates through acquisitions and in-licenses, Yarrow’s business may be materially harmed.

Because YB-101 currently does and Yarrow’s product candidates may in the future require the use of proprietary rights held by third parties, the growth of Yarrow’s business will depend in part on its ability to acquire, in-license, or use these third-party proprietary rights. Yarrow may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that Yarrow identifies as necessary for its product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that Yarrow may consider attractive or necessary. These established companies may have a competitive advantage over Yarrow due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Yarrow to be a competitor may be unwilling to assign or license rights to Yarrow. Yarrow also may be unable to license or acquire third-party intellectual property rights on terms that would allow Yarrow to make an appropriate return on Yarrow’s investment or at all. If Yarrow is unable to successfully obtain rights to required third-party intellectual property rights or maintain intellectual property rights Yarrow obtains in the future, Yarrow may have to abandon development of its product candidates, which could have a material adverse effect on Yarrow’s business, financial condition, results of operations, and prospects.

While Yarrow has the right to control prosecution, defense, maintenance and enforcement of patents in-licensed under the GenSci License Agreement once the trigger for transfer of prosecution control is met, there may be times when rights for patents and patent applications relating to Yarrow’s product candidates are controlled by Yarrow’s future licensors or collaboration partners. If Yarrow, GenSci or any of Yarrow’s future licensors or collaboration partners fail to prosecute, defend, maintain and enforce such patents and patent applications in a manner consistent with Yarrow’s best interests, including by payment of all applicable fees for patents covering its product candidates, Yarrow could lose its rights to the intellectual property or its exclusivity with respect to those rights, Yarrow’s ability to develop and commercialize those product candidates may be adversely affected and Yarrow may not be able to prevent competitors from making, using and selling competing products. In addition, even if Yarrow has the right to control prosecution of patents and patent applications Yarrow has licensed to and from third parties, including under the GenSci License Agreement following the point at which such control is assumed, Yarrow may still be adversely affected or prejudiced by actions or inactions of GenSci, additional licensees, or licensors and their counsel prior to the date upon which Yarrow assumes control over patent prosecution. For example, prior to entering into the GenSci License Agreement, GenSci was responsible for the prosecution, defense, maintenance and enforcement of patents related to YB-101. Subsequent to entering into such license agreement, subject to certain exceptions, Yarrow controls patent prosecution over YB-101 following the trigger for transfer of prosecution control to Yarrow.

Yarrow’s future licensors may not be the sole and exclusive owners of all rights in the patents Yarrow may in-license. If other third parties have rights to Yarrow’s future in-licensed patents, they may be able to license such patents to Yarrow’s competitors, and Yarrow’s competitors could market competing products and technology. This could have a material adverse effect on Yarrow’s competitive position, business, financial condition, results of operations, and prospects.

It is possible that Yarrow may be unable to obtain licenses at a reasonable cost or on reasonable terms, if at all. Even if Yarrow is able to obtain a license, it may be non-exclusive, thereby giving Yarrow’s competitors access to the same technologies licensed to Yarrow. In that event, Yarrow may be required to expend significant time and resources to redesign Yarrow’s product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If Yarrow is unable to do so, Yarrow may be unable to develop or commercialize the affected product candidates, which could harm Yarrow’s business, financial condition, results of operations, and prospects significantly. Yarrow cannot provide any assurances that third-party patents do not exist which might be enforced against Yarrow’s product candidates, manufacturing methods or future products or methods resulting in either an injunction prohibiting Yarrow’s manufacture or future sales, or, with respect to its future sales, an obligation on Yarrow’s part to pay royalties and/or other forms of compensation to third parties, which could be significant.

Disputes may arise between Yarrow and Yarrow’s future licensors regarding intellectual property subject to a license agreement, including (but not limited to): the scope of rights granted under the license agreement and other interpretation-related issues; whether and the extent to which Yarrow’s technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement; Yarrow’s right to sublicense patents and other rights to third parties; Yarrow’s right to transfer or assign the license; the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Yarrow’s future licensors and Yarrow and Yarrow’s partners; and the priority of invention of patented technology. If Yarrow or its future licensors breach the terms of Yarrow’s license agreements, such breach may have a material adverse effect on Yarrow’s business and the commercialization efforts for its product candidates.

Yarrow may be subject to intellectual property lawsuits or may need to file lawsuits to protect Yarrow’s intellectual property, which could result in substantial costs and liability and prevent Yarrow from commercializing Yarrow’s potential products.

Because the intellectual property landscape in the biotechnology industry is rapidly evolving and interdisciplinary, it is difficult to conclusively assess Yarrow’s freedom to operate and guarantee that Yarrow can operate without infringing on or violating third party rights. If certain of Yarrow’s product candidates are ultimately granted regulatory approval, patent rights held by third parties could be alleged to render one or more of Yarrow’s product candidates infringing. If a third party successfully brings a claim against Yarrow, and Yarrow’s rights are not held invalid or unenforceable, Yarrow may be required to pay substantial damages, be forced to abandon any affected product candidate and/or seek a license from the patent holder. In addition, any intellectual property claims (e.g., patent infringement or trade secret misappropriation) brought against Yarrow, whether or not successful, may cause Yarrow to incur significant legal expenses and divert the attention of Yarrow’s management and key personnel from other business concerns. Yarrow cannot be certain that future patents, if filed and issued, owned or licensed by Yarrow will not be challenged by others, whether in the course of litigation or in agencies like the USPTO. Some of Yarrow’s competitors may be able to sustain the costs of complex intellectual property litigation more effectively than Yarrow can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Yarrow’s ability to raise funds.

Competitors may infringe or otherwise violate Yarrow’s future patents, trademarks, copyrights or other intellectual property. To counter infringement or other violations, Yarrow may be required to file claims, which can be expensive and time-consuming. Any such claims could provoke these parties to assert counterclaims against Yarrow, including claims alleging that Yarrow infringe their patents or other intellectual property rights. In addition, in a patent infringement proceeding, a court or administrative body may decide that one or more of the Yarrow’s future patents, if obtained and asserted, is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to prevent the other party from using the technology at issue on the grounds that Yarrow’s patents do not cover the technology. Similarly, if Yarrow asserts trademark infringement claims, a court or administrative body may determine that the marks Yarrow has asserted are invalid or unenforceable or that the party against whom Yarrow has asserted trademark infringement has superior rights to the marks in question. In such a case, Yarrow could ultimately be forced to cease use of such marks. In any intellectual property litigation, even if Yarrow is successful, any award of monetary damages or other remedy Yarrow receives may not be commercially valuable.

Further, Yarrow may be required to protect its future patents, if filed and issued, through procedures created to attack the validity of a patent at the USPTO. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, Yarrow’s patent rights, which could adversely affect Yarrow’s competitive position. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

In addition, if Yarrow’s product candidates are found to infringe the intellectual property rights of third parties, these third parties may assert infringement claims against Yarrow’s future licensees or customers and other parties with whom Yarrow has business relationships and Yarrow may be required to indemnify those parties for any damages they suffer as a result of these claims, which may require Yarrow to initiate or defend protracted and costly litigation on behalf of licensees or other parties regardless of the merits of such claims. If any of these claims succeed, Yarrow may be forced to pay damages on behalf of those parties or may be required to obtain licenses for the products Yarrow uses.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to Yarrow’s intellectual property rights, there is a risk that some of Yarrow’s confidential information could be compromised by disclosure during this type of litigation or other proceedings.

Yarrow’s success will depend in part on Yarrow’s and Yarrow’s current and future licensors’ ability to obtain, maintain and enforce patent protection for Yarrow’s owned and licensed intellectual property.

Yarrow’s success will depend in part on Yarrow’s and its current and future licensors’ (including GenSci’s) ability to obtain, maintain and enforce patent protection for Yarrow’s owned and licensed intellectual property. Yarrow may not successfully prosecute Yarrow’s current or future patent applications that cover Yarrow’s product candidates. Even if patents are issued that are owned by Yarrow, Yarrow may fail to maintain these patents, or may determine not to pursue litigation against other companies that are infringing these patents. After entry into the GenSci License Agreement, and once the trigger for transfer of prosecution control is met, Yarrow controls the prosecution, maintenance, enforcement and defense of licensed patent rights regarding YB-101. Prior to entering into the GenSci License Agreement, GenSci held such rights. Yarrow, GenSci and Yarrow’s future licensors may not successfully prosecute the licensed patent applications that cover Yarrow’s product candidates. Even if patents are issued in respect of these patent applications, Yarrow and Yarrow’s future licensors (including GenSci) may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than Yarrow would. Without protection for any owned or in-licensed intellectual property, other companies might be able to offer substantially identical products for sale, which could adversely affect Yarrow’s competitive business position and harm Yarrow’s business prospects.

Yarrow may be subject to claims that Yarrow has wrongfully hired an employee from a competitor or that Yarrow’s employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

As is common in the biotechnology industry, in addition to Yarrow’s employees, Yarrow engages the services of consultants to assist Yarrow in the development of Yarrow’s product candidates. Many of these consultants, and many of Yarrow’s employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other biotechnology or pharmaceutical companies including Yarrow’s competitors or potential competitors. Yarrow could in the future be subject to claims that Yarrow or Yarrow’s employees have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of former employers or competitors. Although Yarrow tries to ensure that its employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for Yarrow, Yarrow may become subject to claims that it caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that Yarrow or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor.

While Yarrow may litigate to defend against these claims, even if Yarrow is successful, litigation could result in substantial costs and could be a distraction to management and other employees. If Yarrow’s defenses to these claims fail, in addition to requiring Yarrow to pay monetary damages, a court could prohibit Yarrow from using technologies or features that are essential to Yarrow’s product candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. Moreover, any such litigation or the threat thereof may adversely affect Yarrow’s reputation, its ability to form strategic alliances or sublicense Yarrow’s rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on Yarrow’s business, results of operations and financial condition. Even if Yarrow is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Changes to patent laws in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing Yarrow’s ability to protect its products.

Changes in either the patent laws or interpretation of patent laws in the United States, including patent reform legislation such as the Leahy-Smith America Invents Act (the “Leahy-Smith Act”), could increase the uncertainties and costs surrounding the prosecution of Yarrow’s owned and in-licensed patent applications and the maintenance, enforcement or defense of Yarrow’s owned and in-licensed patent applications, if issued. The Leahy- Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, the Leahy-Smith Act and its implementation increased the uncertainties and costs surrounding the prosecution of Yarrow’s owned and licensed patent applications and the enforcement or defense of any resulting issued patents, all of which could have a material adverse effect on Yarrow’s business, financial condition, results of operations and prospects. Additionally, there have been proposals for additional changes to the patent laws of the United States and other countries that, if adopted, could impact Yarrow’s ability to enforce its proprietary technology.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. U.S. Supreme Court and U.S. Court of Appeals for the Federal Circuit rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations, including in the antibody arts. For example, the United States Supreme Court in Amgen, Inc. v. Sanofi (“Amgen”) recently held that Amgen’s patent claims to a class of antibodies functionally defined by their ability to bind a particular antigen were invalid for lack of enablement where the patent specification provided 26 exemplary antibodies, but the claimed class of antibodies covered a “vast number” of additional antibodies not disclosed in the specification. The Court stated that if patent claims are directed to an entire class of compositions of matter, then the patent specification must enable a person skilled in the art to make and use the entire class of compositions. This decision makes it unlikely that Yarrow will be granted U.S. patents with composition of matter claims as broad as Amgen’s directed to antibodies functionally defined by their ability to bind a particular antigen. Even if Yarrow is granted claims directed to functionally defined antibodies, it is possible that a third party may challenge Yarrow’s patents, when issued, relying on the reasoning in Amgen or other precedential court decisions. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on Yarrow’s patent rights and its ability to protect, defend and enforce its patent rights in the future.

In addition, the U.S. Supreme Court’s July 2024 decision to overturn established case law giving deference to regulatory agencies’ interpretations of ambiguous statutory language has introduced uncertainty regarding the extent to which the FDA’s regulations, policies and decisions may become subject to increasing legal challenges, delays, and/or changes. Yarrow cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. Geopolitical instability in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of patent applications and the maintenance, enforcement or defense of issued patents. In addition, the Unified Patent Court (“UPC”) entered into force on June 1, 2023. The UPC is a common patent court that hears patent infringement and revocation proceedings effective for EU Member States. This could enable third parties to seek revocation of a European patent in a single proceeding at the UPC rather than through multiple proceedings in each of the jurisdictions in which the European patent is validated.

Although Yarrow does not currently own any European patents or applications, if Yarrow obtains or license such patents and applications in the future, any such revocation and loss of patent protection could have a material adverse impact on Yarrow’s business and its ability to commercialize or license its technology and products. Moreover, the controlling laws and regulations of the UPC will develop over time and may adversely affect Yarrow’s ability to enforce or defend the validity of any European patents Yarrow may obtain. Yarrow may decide to opt out from the UPC any future European patent applications that Yarrow may file and any patents Yarrow may obtain. If certain formalities and requirements are not met, however, such European patents and patent applications could be challenged for non-compliance and brought under the jurisdiction of the UPC. Yarrow cannot be certain that future European patents and patent applications will avoid falling under the jurisdiction of the UPC, if Yarrow decides to opt out of the UPC.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and Yarrow’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuities fees and various other governmental fees on patents and/or patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent and/or patent application. The USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If Yarrow fails to maintain any future owned or licensed patents, if issued, or fails to maintain any current or future owned or licensed pending patent applications, covering Yarrow’s product candidates, its competitive position would be adversely affected.

Yarrow may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect Yarrow’s ability to develop and market its products.

Yarrow cannot guarantee that any of Yarrow’s patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can Yarrow be certain that it has identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of Yarrow’s product candidates in any jurisdiction. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent, the patent’s prosecution history and in some cases certain extrinsic evidence of the meaning of terms in a claim. Yarrow’s interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, Yarrow may incorrectly determine that its products are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Yarrow’s determination of the expiration date of any patent in the United States or abroad that Yarrow considers relevant may be incorrect. Yarrow’s failure to identify and correctly interpret relevant patents may negatively impact its ability to develop and market its products.

In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, Yarrow cannot be certain that others have not filed patent applications for technology covered by Yarrow’s current or future, owned or licensed patent applications or patents, if issued, or that Yarrow is the first to invent the technology. Yarrow’s competitors may have filed, and may in the future file, patent applications covering Yarrow’s products or technology similar to Yarrow’s. Any such patent application may have priority over Yarrow’s current or future, owned or licensed patent applications or patents, if issued, which could require Yarrow to obtain rights to issued patents covering such technologies.

Yarrow may become subject to claims challenging the inventorship or ownership of Yarrow’s patents, if issued, and other intellectual property.

Yarrow may be subject to claims that former employees, collaborators or other third parties have an interest in Yarrow’s current pending patent application, or future patents, if filed and issued, or other intellectual property as an inventor or co- inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being invalid or unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing Yarrow’s product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, Yarrow may enter into agreements to clarify the scope of Yarrow’s rights in such intellectual property. If Yarrow fails in defending any such claims, in addition to paying monetary damages, Yarrow may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on Yarrow’s business. Even if Yarrow is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Yarrow’s current or future licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the U.S. government, such that Yarrow’s licensors are not the sole and exclusive owners of the patents Yarrow in-licensed. If other third parties have ownership rights or other rights to Yarrow’s owned or in-licensed pending patent applications or future patents, if filed and issued, they may be able to license such patent applications or patents to Yarrow’s competitors, and its competitors could market competing products and technology. This could have a material adverse effect on Yarrow’s competitive position, business, financial condition, results of operations, and prospects.

Patent terms may be inadequate to protect Yarrow’s competitive position of its product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from Yarrow’s earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering Yarrow’s product candidates are obtained, once the patent life has expired, Yarrow may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, Yarrow’s owned and licensed patent portfolio may not provide Yarrow with sufficient rights to exclude others from commercializing products similar or identical to ours.

Yarrow’s technology licensed from various third parties may be subject to retained rights.

Yarrow’s future licensors may retain certain rights under the relevant agreements with Yarrow, including the right to use or license the licensed technology outside of the scope of Yarrow’s license, use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether Yarrow’s licensors limit their use of the technology to these uses, and Yarrow could incur substantial expenses to enforce Yarrow’s rights to its licensed technology in the event of misuse. In addition, while there are certain restrictions on GenSci’s ability to develop products that could be competitive with ours as more fully described in “Yarrow’s Business — The GenSci License Agreement” beginning on page 260 of this proxy statement/prospectus, these restrictions may not prevent the possible future license or development by GenSci of certain technology that could lead to product candidates competitive with ours. This could have a material adverse effect on Yarrow’s competitive position, business, financial condition, results of operations, and prospects.

Risks Related to Government Regulation

The regulatory approval processes of the FDA and other comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable. If Yarrow is not able to obtain, or if there are delays in obtaining, required regulatory approvals for Yarrow’s product candidates, Yarrow will not be able to commercialize, or will be delayed in commercializing, its product candidates, and its ability to generate revenue will be materially impaired.

The process of obtaining regulatory approvals, both in the United States and abroad, is unpredictable, expensive and typically takes many years following commencement of clinical trials, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Yarrow cannot commercialize product candidates in the United States without first obtaining regulatory approval from the FDA. Similarly, Yarrow cannot commercialize product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. Before obtaining regulatory approvals for the commercial sale of Yarrow’s product candidates, including YB-101, Yarrow must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that its product candidates are both safe and effective for each targeted indication. Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Further, Yarrow’s product candidates may not be effective, may be only moderately effective, may prove to have undesirable or unintended side effects, toxicities or other characteristics, or may fail to improve on the applicable standard of care, any of which may preclude Yarrow from obtaining regulatory approval. The FDA and comparable foreign regulatory authorities have discretion in the approval process and may refuse to accept any application or may decide that Yarrow’s data is insufficient for approval and require additional preclinical, clinical or other data. Yarrow’s product candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including: the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of Yarrow’s clinical trials; Yarrow may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for Yarrow’s proposed indication; the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval; serious and unexpected drug-related side effects may be experienced by participants in Yarrow’s clinical trials or by individuals using drugs similar to its product candidates; Yarrow may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh Yarrow’s safety risks; the FDA or comparable foreign regulatory authorities may disagree with Yarrow’s interpretation of data from preclinical studies or clinical trials; the data collected from clinical trials of Yarrow’s product candidates may not be acceptable or sufficient to support the submission of a biologics license application (“BLA”) or other submission or to obtain regulatory approval in the United States or elsewhere, and Yarrow may be required to conduct additional clinical trials; the FDA or the applicable foreign regulatory authority may disagree regarding the formulation, labeling and/or the specifications of Yarrow’s product candidates; the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which Yarrow contracts for clinical and commercial supplies; and the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering Yarrow’s clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or applicable foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in Yarrow failing to obtain regulatory approval to market Yarrow’s product candidates, which would significantly harm Yarrow’s business, results of operations and prospects.

If Yarrow was to obtain approval, regulatory authorities may approve any of Yarrow’s product candidates for fewer or more limited indications than Yarrow requests, including failing to approve the most commercially promising indications, may grant approval contingent on the performance of costly post- marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. If Yarrow is not able to obtain, or if there are delays in obtaining, required regulatory approvals for Yarrow’s product candidates, Yarrow will not be able to commercialize, or will be delayed in commercializing, this could have a material adverse effect on Yarrow’s competitive position, business, financial condition, results of operations, and prospects. In addition, the FDA and foreign regulatory authorities may undergo leadership changes, change their policies, issue additional regulations or revise existing regulations, or take other actions, such as those implemented by the Department of Government Efficiency, which may impact Yarrow’s clinical development plans or prevent or delay approval of Yarrow’s product candidates under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon Yarrow that could delay Yarrow’s ability to obtain approvals and increase the costs of compliance. Since the start of President Trump’s administration in 2025, U.S. policy changes have been implemented at a rapid pace and additional changes are likely. It is difficult to predict how executive actions that may be taken under the current administration may affect the FDA’s ability to exercise its regulatory authority. If any actions impose constraints on the FDA’s ability to engage in routine oversight and product review activities in the normal course, Yarrow’s business may be negatively impacted. Additionally, federal government could adopt legislation, regulations or policies that adversely affect Yarrow’s business or create a more challenging and costly environment to pursue the development, approval and commercialization of Yarrow’s product candidates.

Yarrow may not be able to meet requirements for the chemistry, manufacturing and control of Yarrow’s product candidates.

In order to receive approval of Yarrow’s products by the FDA and comparable foreign regulatory authorities, Yarrow must show that it and Yarrow’s contract manufacturing partners are able to characterize, control and manufacture Yarrow’s drug products safely and in accordance with regulatory requirements. This includes manufacturing the active ingredient, developing an acceptable formulation, manufacturing the drug product, performing tests to adequately characterize the formulated product, documenting a repeatable manufacturing process, and demonstrating that Yarrow’s drug products meet stability requirements. Meeting these chemistry, manufacturing and control requirements is a complex task that requires specialized expertise. If Yarrow is not able to meet the chemistry, manufacturing and control requirements, Yarrow may not be successful in getting Yarrow’s products approved.

Yarrow’s product candidates for which Yarrow intends to seek approval as biologics may face competition from biosimilars sooner than anticipated.

The ACA includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a highly similar or “biosimilar” product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product.

Yarrow believes that any of Yarrow’s product candidates approved as biologics under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider Yarrow’s product candidates to be reference products for competing products, potentially creating the opportunity for competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any reference products in a way that is similar to traditional generic substitution for non- biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

Even if Yarrow receives regulatory approval of Yarrow’s product candidates, Yarrow will be subject to extensive ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and Yarrow may be subject to penalties if it fails to comply with regulatory requirements or experience unanticipated problems with its product candidates.

Any regulatory approvals that Yarrow may receive for Yarrow’s product candidates will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the product candidate, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a risk evaluation and mitigation strategy (“REMS”) in order to approve Yarrow’s product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Comparable foreign regulatory authorities may impose similar requirements. In addition, if the FDA or comparable foreign regulatory authorities approve Yarrow’s product candidates, Yarrow’s product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export will be subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable foreign regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with cGMPs and GCPs for any clinical trials that Yarrow conducts following approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMPs. If Yarrow or a regulatory authority discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturing facility or Yarrow, including requiring recall or withdrawal of the product from the market or suspension of manufacturing, delays or restrictions on Yarrow’s ability to conduct clinical trials or delays or refusal to grant a marketing authorization, including full or partial clinical holds on ongoing or planned trials, restrictions on the manufacturing process, warning or untitled letters, civil and criminal penalties, injunctions, product seizures, detentions or import bans, suspension, withdrawal or variation of any marketing authorization that has been granted, voluntary or mandatory publicity requirements and imposition of restrictions on operations, including costly new manufacturing requirements. Similar penalties may apply in case of failure by Yarrow or by any of Yarrow’s third-party partners, including suppliers, manufacturers and distributors, to comply with FDA and EU laws and the related national laws of individual EU Member States and other applicable regulatory authorities governing the conduct of clinical trials, manufacturing approval, marketing authorization of medicinal products and marketing of such products, both before and after grant of a marketing authorization, statutory health insurance, bribery and anti-

corruption or other applicable regulatory requirements, including administrative, civil or criminal penalties. The occurrence of any event or penalty described above may inhibit Yarrow’s ability to commercialize its product candidates and generate revenue and could require Yarrow to expend significant time and resources in response and could generate negative publicity.

Disruptions at the FDA, the SEC and other government agencies and regulatory authorities caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Yarrow’s business may rely, which could negatively impact its business.

The ability of the FDA to review regulatory filings and Yarrow’s ability to commence human clinical trials can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC, and other government agencies on which Yarrow’s operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies or comparable foreign regulatory authorities may also slow the time necessary for the review and approval of applications for clinical trial or marketing authorization, which would adversely affect Yarrow’s business. For example, in recent years, including in 2018, 2019 and 2025, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. Additionally, action by the Trump administration to limit federal agency budgets or personnel may result in reductions to the FDA’s budget, employees, and operations, which may lead to slower response times and longer review periods, potentially affecting Yarrow’s ability to progress development of its product candidates or obtain regulatory approval for its product candidates. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process Yarrow’s regulatory submissions, which could have a material adverse effect on its business. Further, future government shutdowns could impact Yarrow’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue Yarrow’s operations.

If a prolonged government shutdown occurs, or if global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process Yarrow’s regulatory submissions, which could have a material adverse effect on Yarrow’s business.

Yarrow may face difficulties from healthcare and regulatory legislative reform measures.

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Yarrow’s product candidates. Yarrow cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, the Trump administration has discussed several changes to the reach and oversight of the FDA, which could affect its relationship with the pharmaceutical industry, transparency in decision making and ultimately the cost and availability of prescription drugs. If Yarrow is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Yarrow is not able to maintain regulatory compliance, Yarrow may lose any regulatory approval that it may have obtained and it may not achieve or sustain profitability.

Yarrow’s business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers will be subject to applicable healthcare regulatory laws, which could expose Yarrow to penalties.

Yarrow’s business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers may expose Yarrow to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which Yarrow conducts its operations, including how it researches, markets, sells and distributes its product candidates, if approved.

Ensuring that Yarrow’s internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. If Yarrow’s operations are found to be in violation of any of these laws or any other governmental laws and regulations that may apply to Yarrow, it may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of Yarrow’s operations. Further, defending against any such actions can be costly and time-consuming and may require significant personnel resources. Therefore, even if Yarrow is successful in defending against any such actions that may be brought against it, Yarrow’s business may be impaired.

Even if Yarrow is able to commercialize any product candidates, due to unfavorable pricing regulations and/or third-party coverage and reimbursement policies, Yarrow may not be able to offer such product candidates at competitive prices, which would seriously harm Yarrow’s business.

Yarrow intends to seek approval to market Yarrow’s product candidates in both the United States and in selected foreign jurisdictions. If Yarrow obtains approval in one or more foreign jurisdictions for Yarrow’s product candidates, Yarrow will be subject to rules and regulations in those jurisdictions. Yarrow’s ability to successfully commercialize any product candidates that Yarrow may develop will depend in part on the extent to which reimbursement for these product candidates and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. These entities may create preferential access policies for a competitor’s product, including a branded or generic/biosimilar product, over Yarrow’s products in an attempt to reduce their costs, which may reduce Yarrow’s commercial opportunity.

Yarrow is subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Yarrow can face criminal liability and other serious consequences for violations, which can harm Yarrow’s business.

Yarrow is subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which Yarrow conducts activities. Governmental regulation of the import or export of Yarrow’s drug candidates, or Yarrow’s failure to obtain any required import or export authorization for its candidates, when applicable, could harm international operations. Furthermore, export control laws and economic sanctions prohibit the provision of certain items, technology, and services to countries, governments, and persons targeted by sanctions programs. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to or from recipients in the public or private sector. Yarrow may engage third parties to sell Yarrow’s products outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. Yarrow has direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. Yarrow can be held liable for the corrupt or other illegal activities of Yarrow’s employees, agents, contractors, and other collaborators, even if Yarrow does not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

Governments outside the United States tend to impose strict price controls, which may adversely affect Yarrow’s revenue, if any.

In some countries, particularly EU Member States, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of regulatory approval for a therapeutic. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high- priced EU Member States, can further reduce prices. To obtain coverage and reimbursement or pricing approvals in some countries, Yarrow or future collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of Yarrow’s product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of any product candidate approved for marketing is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, Yarrow’s business, financial condition, results of operations or prospects could be materially and adversely affected.

If Yarrow seeks and is unable to obtain accelerated approval, the amount, size and duration of Yarrow’s clinical trials could be greater than planned, which could increase the expense, reduce the likelihood, and/or delay the timing of obtaining necessary regulatory approvals. Even if Yarrow receives accelerated approval, if confirmatory trials do not verify clinical benefit, or if Yarrow does not comply with rigorous post-approval requirements, such authorities may withdraw accelerated approval.

Yarrow may seek accelerated approval, or other expedited development, review or approval status, for Yarrow’s product candidates. Even if granted, there is no guarantee that receiving an expedited development, review or approval status from the FDA will lead to a faster development or regulatory review or approval process, and such status does not increase the likelihood that Yarrow’s product candidates will ultimately receive marketing approval. The FDA may grant accelerated approval to a product designed to treat a serious or life-threatening condition that provides meaningful therapeutic advantage over available therapies and demonstrates an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. If Yarrow chooses to pursue accelerated approval, there can be no assurance that the FDA will agree that Yarrow’s proposed primary endpoint is an appropriate surrogate endpoint. Similarly, there can be no assurance that after subsequent FDA feedback that Yarrow will continue to pursue accelerated approval or any other form of expedited development, review, or approval, even if Yarrow initially decides to do so. Furthermore, if Yarrow submits an application for accelerated approval, there can be no assurance that such application will be accepted or that approval will be granted on a timely basis, or at all. The FDA also could require Yarrow to conduct further studies or trials prior to considering Yarrow’s application or granting approval of any type. Yarrow might not be able to fulfill the FDA’s requirements in a timely manner, which would cause delays, or approval might not be granted because Yarrow’s submission is deemed incomplete by the FDA. Accelerated approval may be contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s predicted effect on irreversible morbidity or mortality or other clinical benefit. Under the Food and Drug Omnibus Reform Act of 2022, the FDA may require, as appropriate, that such studies be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. The FDA may require that any such confirmatory study be initiated or substantially underway prior to the submission of an application for accelerated approval. Even if Yarrow receives accelerated approval from the FDA, Yarrow will be subject to rigorous post-approval requirements, including submission to the FDA of all promotional materials prior to their dissemination. The FDA could withdraw accelerated approval for multiple reasons, including Yarrow’s failure to conduct any required post-approval study with due diligence, or the inability of such study to confirm the drug’s predicted clinical benefit relative to its risks. A failure to obtain accelerated approval or any other form of expedited review or approval for a product candidate could result in a longer time period prior to commercializing such product candidate, increase the cost of development of such product candidate, and harm Yarrow’s competitive position in the marketplace. Comparable considerations apply outside of the United States.

General Risk Factors

Yarrow may become exposed to costly and damaging liability claims, when testing a product candidate in the clinical stage or at the commercial stage, and Yarrow’s product liability insurance may not cover all damages from such claims.

Yarrow is exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. While Yarrow currently has no products that have been approved for commercial sale, the future use of a product candidate in clinical trials, and the sale of any approved products in the future, may expose Yarrow to liability claims. These claims may be made by patients that use the product or product candidate, healthcare providers, pharmaceutical companies, or others selling such product. Any claims against Yarrow, regardless of their merit, could be difficult and costly to defend and could materially and adversely affect the market for Yarrow’s products or any prospects for commercialization of Yarrow’s products. Although Yarrow intends to obtain product liability insurance for Yarrow’s future clinical trials, it is possible that its liabilities could exceed Yarrow’s insurance coverage or that in the future Yarrow may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against Yarrow for uninsured liabilities or in excess of insured liabilities, Yarrow’s assets may not be sufficient to cover such claims and Yarrow’s business operations could be impaired.

Litigation costs and the outcome of litigation could have a material adverse effect on Yarrow’s business.

From time to time, Yarrow may be subject to litigation claims through the ordinary course of Yarrow’s business operations regarding, but not limited to, securities litigation, employment matters, security of patient and employee personal information, contractual relations with collaborators and licensors and intellectual property rights. Litigation to defend Yarrow against claims by third parties, or to enforce any rights that Yarrow may have against third parties, could result in substantial costs and diversion of Yarrow’s resources, causing a material adverse effect on Yarrow’s business, financial condition, results of operations or cash flows.

Yarrow’s business could be adversely affected by economic downturns, inflation, fluctuating interest rates, natural disasters, public health crises, political crises, geopolitical events, or other macroeconomic conditions, which could have a material and adverse effect on Yarrow’s results of operations and financial condition.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including, among other things, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, supply chain shortages, increases in inflation rates, fluctuating interest rates, and uncertainty about economic stability. Adverse macroeconomic conditions, including inflation, slower growth or recession, new or increased tariffs imposed by the U.S. government and potential retaliatory measures by foreign governments and other barriers to trade, especially in light of recent comments and executive orders made by the Trump administration, changes to fiscal and monetary policy or government budget dynamics (particularly in the pharmaceutical and biotech areas), government shutdowns, tighter credit, higher interest rates, volatility in financial markets, high unemployment, labor availability constraints, currency fluctuations and other challenges in the global economy have in the past adversely affected, and may in the future adversely affect, Yarrow and its business partners and suppliers.

Since February 2025, the United States government has imposed various tariffs on imports from most countries, including tariffs on imports from China and South Korea. In September 2025, President Trump announced plans to impose 100% tariffs on imported branded or patented pharmaceuticals, unless the importing company is building U.S. manufacturing capacity, although the effective date of such tariffs has been delayed. Certain major drug producers and manufacturers are in negotiations with the U.S. Presidential Administration to receive relief from such tariffs. As a result of these negotiations, certain manufacturers, such as Pfizer, have announced their participation in a new direct purchasing platform called “TrumpRx.gov,” which allows U.S. patients to purchase certain medicines at significant discounts to current retail prices. These discounts may adversely affect revenue generated from participating drugs. The potential impact of this platform on Yarrow’s business is unclear at this time. It is not yet clear whether these tariffs would apply to the importation of active pharmaceutical ingredients and possibly bulk drug products that are intended for use in clinical trials and not for commercial sale, which could increase the costs of materials for Yarrow’s clinical trials. There still remains substantial uncertainty about the duration of existing tariffs and whether additional tariffs may be imposed, modified or suspended. Historically, tariffs have led to increased trade and political tensions. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. Uncertainty and political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. The Federal Reserve has raised interest rates multiple times in recent years in response to concerns about inflation and, although it has lowered interest rates, there is no guarantee that it will not raise them again. High interest rates, coupled with reduced government spending and volatility in financial markets, may increase economic uncertainty and affect consumer spending. Similarly, the ongoing military conflict between Russia and Ukraine and in the Middle East and rising tensions with China have created extreme volatility in the global capital markets and may have further global economic consequences, including disruptions of the global supply chain. Any such volatility and disruptions may adversely affect Yarrow’s business or the third parties on whom Yarrow relies. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more costly, more dilutive, or more difficult to obtain in a timely manner or on favorable terms, if at all. Increased inflation rates can adversely affect Yarrow by increasing its costs, including labor and employee benefit costs.

Yarrow may in the future experience disruptions as a result of such macroeconomic conditions, including delays or difficulties in initiating or expanding clinical trials and manufacturing sufficient quantities of materials. Any one or a combination of these events could have a material and adverse effect on Yarrow’s results of operations and financial condition.

Risks Related to the Combined Company

If any of the events described in “Risks Related to VYNE” or “Risks Related to Yarrow” occur, those events could cause potential benefits of the Merger not to be realized.

Following completion of the Merger, the Combined Company will be susceptible to many of the risks described in the sections herein entitled “Risks Related to VYNE” and “Risks Related to Yarrow.” To the extent any of the events in the risks described in those sections occur, the potential benefits of the Merger may not be realized and the results of operations and financial condition of the Combined Company could be adversely affected in a material way. This could cause the market price of the Combined Company common stock to decline.

The market price of the Combined Company common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.

The market price of the Combined Company common stock following the Merger could be subject to significant fluctuations. Some of the factors that may cause the market price of the Combined Company common stock to fluctuate include:

●	results of clinical trials and preclinical studies of the Combined Company’s product candidates, or those of the Combined Company’s competitors or the Combined Company’s existing or future collaborators;
●	failure to meet or exceed financial and development projections the Combined Company may provide to the public;
●	failure to meet or exceed the financial and development projections of the investment community;
●	if the Combined Company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts;
●	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the Combined Company or its competitors;
●	actions taken by regulatory agencies with respect to the Combined Company’s product candidates, clinical studies, manufacturing process or sales and marketing terms;
●	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the Combined Company’s ability to obtain patent protection for its technologies;
●	additions or departures of key personnel;
●	significant lawsuits, including patent or stockholder litigation;
●	if securities or industry analysts do not publish research or reports about the Combined Company’s business, or if they issue adverse or misleading opinions regarding its business and stock;
●	changes in the market valuations of similar companies;
●	general market or macroeconomic conditions or market conditions in the pharmaceutical and biotechnology sectors;
●	sales of securities by the Combined Company or its securityholders in the future;
●	if the Combined Company fails to raise an adequate amount of capital to fund its operations or continued development of its product candidates;
●	trading volume of the Combined Company common stock;
●	announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;
●	adverse publicity relating to precision medicine product candidates, including with respect to other products in such markets;
●	the introduction of technological innovations or new therapies that compete with the products and services of the Combined Company; and
●	period-to-period fluctuations in the Combined Company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the Combined Company common stock. In addition, a recession, depression or other sustained adverse market event could materially and adversely affect the Combined Company’s business and the value of its common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.

Furthermore, market volatility may lead to increased shareholder activism if the Combined Company experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the Combined Company’s strategic direction or seek changes in the composition of its board of directors could have an adverse effect on its operating results, financial condition and cash flows.

The Combined Company may incur losses for the foreseeable future and may never achieve profitability.

The Combined Company may never become profitable, even if it is able to complete clinical development for one or more product candidates and eventually commercialize such product candidates. The Combined Company will need to successfully complete significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, are expected to result in substantial increased operating losses for at least the next several years. Even if the Combined Company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

If the Combined Company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.

The Combined Company’s ability to compete in the highly competitive pharmaceuticals industry depends on its ability to attract and retain highly qualified managerial, scientific, medical, legal, sales and marketing and other personnel. The Combined Company will be highly dependent on its management and scientific personnel. The loss of the services of any of these individuals could impede, delay, or prevent the successful development of the Combined Company’s product pipeline, completion of its planned clinical trials, commercialization of its product candidates or in-licensing or acquisition of new assets and could impact negatively its ability to implement successfully its business plan. If the Combined Company loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The Combined Company might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses.

The Combined Company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.

The Combined Company will require substantial additional funds to conduct the costly and time- consuming clinical efficacy trials necessary to pursue regulatory approval of each potential product candidate and to continue the development of YB-101 and Yarrow’s future product candidates. The Combined Company’s future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; the costs involved in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance. Raising additional capital may be costly or difficult to obtain and could, for example, through the sale of common stock or securities convertible or exchangeable into common stock, significantly dilute the Combined Company’s stockholders’ ownership interests or inhibit the Combined Company’s ability to achieve its business objectives. If the Combined Company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely the rights of its common stockholders. In addition, any debt financing may subject the Combined Company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the Combined Company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the Combined Company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if the Combined Company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the Combined Company or its stockholders.

The Combined Company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

The Combined Company will incur significant legal, accounting and other expenses as a public company that Yarrow did not incur as a private company, including costs associated with public company reporting obligations under the Exchange Act. The Combined Company’s management team will consist of the executive officers of Yarrow prior to the Merger. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the Combined Company complies with all of these requirements. Any changes the Combined Company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the Combined Company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Upon completion of the Merger, failure by the Combined Company to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq.

Upon completion of the Merger, VYNE, under the new name “Yarrow Bioscience, Inc.” will be required to meet the initial listing requirements to maintain the listing and continued trading of its shares on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, VYNE agreed to use its commercially reasonable efforts to cause the shares of VYNE Common Stock being issued in the Merger (including any common stock issuable upon the exercise of VYNE Pre-Funded Warrants) to be approved for listing on Nasdaq at or prior to the effective time of the Merger. Based on information currently available to VYNE, VYNE anticipates that its stock will be unable to meet the $4.00 minimum bid price initial listing requirement at the Closing unless it effects a reverse stock split. Based on the recent trading prices of VYNE Common Stock, VYNE and Yarrow currently estimate that a reverse stock split ratio of at least 1-for-17 would be required to increase the per-share market price to $4.00, which is the minimum initial listing price requirement of Nasdaq. The final reverse stock split ratio will be determined mutually by the VYNE board of directors and the Yarrow board of directors prior to the closing of the Merger based primarily on the then-current trading price of VYNE Common Stock and the objective of achieving a post-closing per-share price that (1) satisfies Nasdaq’s listing requirements and (2) provides an appropriate and sustainable post-closing per-share market price that the parties believe will better position the Combined Company for long-term trading stability, investor interest and market visibility, taking into account prevailing market conditions and other relevant factors. Accordingly, the ratio effected is likely to be greater than the minimum necessary to satisfy Nasdaq’s listing standards. In addition, often a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. Following the Merger, if the Combined Company is unable to satisfy Nasdaq listing requirements, Nasdaq may notify the Combined Company that its shares of common stock will not be listed on Nasdaq.

Upon a potential delisting from Nasdaq, if the Combined Company common stock is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the- counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the Combined Company common stock; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the Combined Company common stock. Also, it may be difficult for the Combined Company to raise additional capital if the Combined Company common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the Combined Company common stock and could have a material adverse effect on the Combined Company.

The Combined Company is expected to be eligible to report as a “smaller reporting company,” and as a result of the reduced reporting requirements applicable to such companies, the Combined Company’s securities may be less attractive to investors.

The Combined Company is expected to be eligible to report as a smaller reporting company. For as long as the Combined Company continues to be eligible to report as a “smaller reporting company,” it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “smaller reporting companies,” including not being required to comply with the auditor attestation requirements in the assessment of the Combined Company’s internal control over financial reporting, as well as reduced disclosure obligations regarding executive compensation in the Combined Company’s periodic reports, proxy statements and registration statements. The Combined Company may take advantage of these reporting exemptions until it is no longer a smaller reporting company. The Combined Company will remain a smaller reporting company until the last day of any fiscal year for so long as either (1) the market value of shares of Combined Company common stock held by non-affiliates does not equal or exceed $250.0 million as of the prior June 30th, or (2) the Combined Company’s annual revenues did not equal or exceed $100.0 million during such completed fiscal year and the market value of shares of Combined Company common stock held by non-affiliates did not equal or exceed $700.0 million as of the prior June 30th.

The Combined Company will not be able to predict if investors will find Combined Company common stock less attractive because it will rely on these exemptions. If some investors find the Combined Company’s securities less attractive because it relies on any of these exemptions, there may be a less active trading market for the Combined Company’s common stock and the price of the Combined Company common stock may be more volatile.

Once the Combined Company is no longer a smaller reporting company or otherwise no longer qualifies for applicable exemptions, the Combined Company will be subject to additional laws and regulations affecting public companies that will increase the Combined Company’s costs and the demands on management and could harm the Combined Company’s operating results and cash flows.

The Combined Company will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that the Combined Company file with the SEC, annual, quarterly and current reports with respect to the Combined Company’s business and financial condition as well as other disclosure and corporate governance requirements. However, as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, in at least the near term, the Combined Company may take advantage of exemptions from disclosure requirements and reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and in the Combined Company’s periodic reports and proxy statements. In addition, if the Combined Company is a smaller reporting company with less than $100.0 million in annual revenue, it would not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Once the Combined Company is no longer a smaller reporting company or otherwise no longer qualifies for these exemptions, the Combined Company will be required to comply with these additional legal and regulatory requirements applicable to public companies and will incur significant legal, accounting and other expenses to do so. If the Combined Company is not able to comply with the requirements in a timely manner or at all, the Combined Company’s financial condition or the market price of the Combined Company common stock may be harmed. For example, if the Combined Company or its independent auditor identifies deficiencies in the Combined Company’s internal control over financial reporting that are deemed to be material weaknesses the Combined Company could face additional costs to remedy those deficiencies, the market price of the Combined Company’s stock could decline or the Combined Company could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

If the Combined Company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.

Provided the Combined Company continues to be listed on Nasdaq, the Combined Company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the Combined Company maintain effective disclosure controls and procedures and internal control over financial reporting. The Combined Company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes- Oxley Act. As a private company, Yarrow has not been required to document and test its internal controls over financial reporting nor has its management been required to certify the effectiveness of its internal controls and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. Following the Merger, the Combined Company will be required to incur substantial professional fees and internal costs to expand its accounting and finance functions and expend significant management efforts. The Combined Company may experience difficulty in meeting these reporting requirements in a timely manner.

The Combined Company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The Combined Company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If the Combined Company is not able to comply with the requirements of Section 404 of the Sarbanes- Oxley Act, or if it is unable to maintain proper and effective internal controls, the Combined Company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

VYNE and Yarrow expect the Combined Company to amend its bylaws to provide that, unless the Combined Company consents in writing to the selection of an alternative forum, certain designated courts will be the sole and exclusive forum for certain legal actions between the Combined Company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the Combined Company or its directors, officers, employees or stockholders.

VYNE and Yarrow expect the Combined Company to amend its bylaws to provide that, unless the Combined Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, or declines to accept, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the sole and exclusive forum for the following types of proceedings (i) any derivative action or proceeding brought on the Combined Company’s behalf, (ii) any action asserting a claim of or based on a breach of a fiduciary duty owed by any of the Combined Company’s current or former directors, officers, employees or stockholders to the Combined Company or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim arising pursuant to any provision of the Combined Company’s certificate of incorporation or its bylaws (in each case, as they may be amended from time to time) or that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, which for purposes of this risk factor refers to herein as the “Delaware Forum Provision.” The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act and the Exchange Act. VYNE and Yarrow expect the Combined Company to also amend its bylaws to provide that, unless it consents in writing to an alternative forum, federal district courts of the United States will be the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, which for purposes of this risk factor is referred to herein as the “Federal Forum Provision.” There is uncertainty as to whether a court would enforce such a provision. The Federal Forum Provision will not apply to any causes of action arising under the Exchange Act. In addition, the bylaws of the Combined Company will provide that any person or entity purchasing or otherwise acquiring or holding any interest in shares of its capital stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived the Combined Company’s compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision may impose additional costs on stockholders of the Combined Company in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or were permitted to select another jurisdiction. Additionally, the forum selection clauses in the bylaws of the Combined Company may limit its stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with the Combined Company or its directors, officers, employees or stockholders, which may discourage such lawsuits against the Combined Company and its directors, officers, employees and stockholders even though an action, if successful, might benefit its stockholders. Alternatively, if a court were to find the Delaware Forum Provision or the Federal Forum Provision contained in the Combined Company’s bylaws to be inapplicable or unenforceable in an action, the Combined Company may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect its business, financial condition and results of operations.

Provisions that will be in the Combined Company’s certificate of incorporation and bylaws and provisions under Delaware law could make an acquisition of the Combined Company more difficult and may prevent attempts by its stockholders to replace or remove its management.

Provisions that will be included in the Combined Company’s certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control of the Combined Company that stockholders may consider favorable, including transactions in which its common stockholders might otherwise receive a premium price for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Combined Company’s common stock, thereby depressing the market price of its common stock. In addition, because the Combined Company’s board of directors will be responsible for appointing the members of the Combined Company’s management team, these provisions may frustrate or prevent any attempts by the Combined Company’s stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of the Combined Company’s board of directors.

Among other things, these provisions will:

●	continue the use of a classified board of directors such that not all members of the Combined Company board of directors are elected at one time;
●	allow the authorized number of the Combined Company’s directors to be changed only by resolution of its board of directors;

●	limit the manner in which stockholders can remove directors from the Combined Company’s board of directors;
●	provide for advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on at stockholder meetings;
●	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by its stockholders by written consent;
●	limit who may call a special meeting of stockholders;
●	authorize the Combined Company’s board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the Combined Company’s board of directors; and
●	require the approval of the holders of at least 662∕3% of the votes that all Combined Company stockholders would be entitled to cast to amend or repeal certain provisions of the Combined Company’s certificate of incorporation or bylaws.

Moreover, because the Combined Company will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding Combined Company voting stock from merging or combining with the Combined Company. Although VYNE and Yarrow believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the Combined Company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the Combined Company’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

VYNE and Yarrow do not anticipate that the Combined Company will pay any cash dividends in the foreseeable future other than the Cash Dividend that VYNE will declare and pay to the holders of record of outstanding shares of VYNE Common Stock as of a record date prior to the effective time of the Merger, to be set by the VYNE board of directors as close as reasonably practicable to (but not later than) the anticipated Closing Date.

Other than the Cash Dividend, the current expectation is that the Combined Company will retain its future earnings, if any, to fund the growth of the Combined Company’s business as opposed to paying dividends. As a result, capital appreciation, if any, of the Combined Company common stock will be your sole source of gain, if any, for the foreseeable future.

An active trading market for the Combined Company common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the Merger, there had been no public market for shares of Yarrow’s capital stock. An active trading market for the shares of the Combined Company common stock may never develop or be sustained. If an active market for the Combined Company common stock does not develop or is not sustained, it may be difficult for the Combined Company’s stockholders to sell their shares at an attractive price or at all.

Future sales of shares by existing stockholders could cause the Combined Company’s stock price to decline.

If existing securityholders of VYNE and Yarrow sell, or indicate an intention to sell, substantial amounts of the Combined Company common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of the Combined Company common stock could decline. Based on shares outstanding as of April 17, 2026, after giving effect to the estimated Exchange Ratio and the shares of Yarrow Common Stock to be issued in the Yarrow Pre-Closing Financing and shares expected to be issued upon completion of the Merger and prior to giving effect to the anticipated VYNE reverse stock split, the Combined Company is expected to have outstanding a total of approximately 133.0 million shares of common stock immediately following the completion of the Merger (or approximately 1.4 billion shares of common stock after giving effect to the exercise of Yarrow Pre-Funded Warrants to be issued in the Yarrow Pre-Closing Financing). Approximately 93.0 million shares (or approximately 1.1 billion shares, if Yarrow Pre-Funded Warrants are exercised) will be freely tradeable upon completion of the Merger and approximately 13.3 million shares (or approximately 246.7 million shares, if Yarrow Pre-Funded Warrants are exercised) will become available for sale in the public market beginning 180 days after the Closing as a result of the expiration of lock-up agreements between VYNE on the one hand and certain securityholders of Yarrow on the other hand (and without giving effect to any restrictions on resale under securities laws). In addition, shares of common stock that are subject to outstanding options of Yarrow will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the Combined Company common stock could decline.

After completion of the Merger, the Combined Company’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the Combined Company’s stockholders for approval.

Upon the completion of the Merger, and giving effect to the issuance of the shares of Yarrow Common Stock and Yarrow Pre-Funded Warrants prior to the Closing pursuant to the Yarrow Pre-Closing Financing, it is anticipated that the Combined Company’s executive officers, directors and principal stockholders will, in the aggregate, beneficially own approximately 10.0% of the outstanding shares of Combined Company common stock (on a fully-diluted basis), subject to beneficial ownership limitations and certain assumptions, including, but not limited to, VYNE’s Net Cash as of Closing being $0. VYNE management currently anticipates VYNE’s Net Cash as of Closing will be approximately $0, after giving effect to the Cash Dividend, which is expected to be approximately $14.5 to $16.5 million in the aggregate, and the currently estimated ownership percentages reflect this projection. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to the Combined Company’s stockholders for approval, as well as the Combined Company’s management and affairs. For example, these stockholders, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the Combined Company’s assets. This concentration of voting power could delay or prevent an acquisition of the Combined Company on terms that other stockholders may desire.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the Combined Company, its business or its market, its stock price and trading volume could decline.

The trading market for the Combined Company common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect to not provide research coverage of the Combined Company common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the Combined Company will not have any control over the analysts or the content and opinions included in their reports. The price of the Combined Company common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the Combined Company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The Combined Company will have broad discretion in the use of the cash and cash equivalents of the Combined Company and the proceeds from the Yarrow Pre-Closing Financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

The Combined Company will have broad discretion over the use of the cash and cash equivalents of the Combined Company and the proceeds from the Yarrow Pre-Closing Financing. You may not agree with the Combined Company’s decisions, and its use of the proceeds may not yield any return on your investment. The Combined Company’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the Combined Company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the Combined Company’s cash resources.

The Combined Company’s ability to use NOL carryforwards and other tax attributes may be limited, including as a result of the Merger.

As discussed above, each of VYNE and Yarrow has incurred losses during its history, and the Combined Company does not expect to become profitable in the near future and may never achieve profitability. As of December 31, 2025, VYNE had federal and state NOL carryforwards of approximately $332.1 million and $94.2 million, respectively. VYNE had approximately $7.1 million of federal research and development credits, that may be used to offset future taxable income. VYNE had no state research and development tax credit carryforwards as of December 31, 2025. As of December 31, 2025, Yarrow had federal and state NOL carryforwards of approximately $1.0 million and $1.0 million, respectively. Yarrow had no federal or state research and development tax credit carryforwards as of December 31, 2025. Under current law, U.S. federal NOLs incurred in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such NOL carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law. In addition, under Sections 382 and 383 of the

Code, U.S. federal NOL carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. For example, VYNE has completed a 382 study through March 31, 2025, and it noted that VYNE experienced ownership changes in connection with the 2020 merger between Menlo Therapeutics (VYNE’s predecessor company) and Foamix Pharmaceuticals Ltd. and with its private placement transaction in November 2023. As a result of the ownership changes, $40.2 million of federal NOLs are expected to expire unutilized. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The Combined Company’s ability to utilize its NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including, as discussed above, in connection with the Merger or other transactions. Similar rules may apply under state tax laws. If the Combined Company earns taxable income, such limitations could result in increased future income tax liability to the Combined Company, and the Combined Company’s future cash flows could be adversely affected.

Changes in tax law could adversely affect the combined company’s business and financial condition.

The Combined Company is subject to federal, state and local income and other taxes in the United States and in foreign jurisdictions because of the scope of its operations. New tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted differently, changed, repealed or modified at any time. Any such enactment, interpretation, change, repeal or modification could adversely affect us, possibly with retroactive effect. For example, the U.S. government recently enacted legislation commonly referred to as the One Big Beautiful Bill Act that (along with prior U.S. federal tax reform legislation) has resulted in significant changes to the taxation of business entities, including, among other changes, the imposition of minimum taxes and excise taxes, changes to the taxation of income derived from international operations, changes in the deduction and amortization of research and development expenditures, and limitations on the deductibility of business interest. Future guidance from the IRS and other taxing authorities with respect to this and other legislation may affect the Combined Company, and certain aspects of such legislation could be repealed or modified in future legislation or sunset in future years. In addition, it is uncertain if and to what extent various states will conform to federal law. To the extent that any such changes in tax laws and regulations have a negative impact on the Combined Company, including as a result of related uncertainty, its business, financial condition, results of operations and cash flows may be materially and adversely impacted.

Unfavorable global economic conditions could adversely affect the Combined Company’s business, financial condition, results of operations or cash flows.

The Combined Company’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn could result in a variety of risks to the Combined Company’s business, including weakened demand for the Combined Company’s product candidates and the Combined Company’s ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain the Combined Company’s suppliers, possibly resulting in supply disruption, or cause the Combined Company’s customers to delay making payments for its services. Any of the foregoing could harm the Combined Company’s business and the Combined Company cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/ prospectus contain forward-looking statements relating to VYNE, Yarrow, the Merger and the other proposed transactions contemplated thereby.

These forward-looking statements include express or implied statements relating to VYNE’s and Yarrow’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting VYNE, Yarrow or the proposed transaction will be those that have been anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond VYNE’s or Yarrow’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the risk that the conditions to the Closing are not satisfied, including the failure to obtain stockholder approval for the Merger; the risk that the Yarrow Pre-Closing Financing is not completed in a timely manner or at all; uncertainties as to the timing of the consummation of the transaction and the ability of each of VYNE and Yarrow to consummate the transaction, including the Yarrow Pre-Closing Financing; risks related to VYNE’s continued listing on Nasdaq until Closing; risks related to VYNE’s and Yarrow’s ability to correctly estimate their respective operating expenses and expenses associated with the transaction, as well as uncertainties regarding the impact any delay in the Closing would have on the anticipated cash resources of the Combined Company upon Closing and other events and unanticipated spending and costs that could reduce the Combined Company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement; statements regarding the Cash Dividend that VYNE may pay VYNE’s stockholders in connection with the completion of the Merger; the effect of the announcement or pendency of the Merger on VYNE’s or Yarrow’s business relationships, operating results and business generally; costs related to the Merger; the outcome of any legal proceedings that may be instituted against VYNE, Yarrow or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby; the ability of Yarrow to protect its intellectual property rights; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; adverse legislative, regulatory, political and economic developments; the risk of setbacks in Yarrow’s plans to develop and commercialize product candidates for the treatment of autoimmune diseases; Yarrow’s ability to maintain the GenSci License Agreement and enter into new license and collaboration agreements; delays or challenges in Yarrow’s ongoing and future preclinical studies and clinical trials and the reporting of data from those studies and trials; the risk that the efficacy and safety of Yarrow’s product candidates will be disappointing compared with expectations; Yarrow’s plans relating to the further development of its programs, including additional indications Yarrow may pursue; the risk that the size of the market opportunity for Yarrow’s programs, including Yarrow’s estimates of the number of patients who suffer from the diseases it is targeting may be lower than expected; Yarrow’s reliance on third parties to conduct additional preclinical studies and clinical trials of its programs and for the manufacture of Yarrow’s programs for preclinical studies and clinical trials; the risk of negative developments in the cost, timing and results of Yarrow’s preclinical and clinical development activities and planned clinical trials; Yarrow’s plans regarding, and its ability to maintain, obtain, and negotiate favorable terms of, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize its programs; and the timing of and Yarrow’s ability to obtain and maintain regulatory approvals for its product candidates, as well as future product candidates.

Should one or more of these risks or uncertainties materialize, or should any of VYNE’s or Yarrow’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that VYNE considers immaterial or which are unknown. It is not possible to predict or identify all such risks. VYNE’s and Yarrow’s forward-looking statements only speak as of the date they are made, and VYNE and Yarrow do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

For a discussion of the factors that may cause VYNE, Yarrow or the Combined Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of VYNE and Yarrow to complete the Merger and the effect of the Merger on the business of VYNE, Yarrow and the Combined Company, please see the section titled “Risk Factors” beginning on page 27 of this proxy statement/prospectus. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by VYNE and incorporated by reference herein. Please see the section titled “Where You Can Find More Information” beginning on page 348 of this proxy statement/prospectus. There can be no assurance that the Merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the Merger will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of VYNE, Yarrow or the Combined Company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date on which the statements were made. VYNE and Yarrow do not undertake any obligation to (and expressly disclaim any such obligation to) publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING IN LIEU OF ANNUAL MEETING OF VYNE STOCKHOLDERS

Date, Time and Place

The VYNE Special Meeting will be held on      , 2026, commencing at 10:00 a.m. Eastern Time, unless postponed or adjourned to a later date. The VYNE Special Meeting will be held at 1 Crossroads Drive, Suite 201, Bedminster, New Jersey 07921. You will be able to attend and participate in the VYNE Special Meeting in person where you will be able to ask questions and vote. VYNE is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the VYNE board of directors for use at the VYNE Special Meeting and any adjournments or postponements of the VYNE Special Meeting. This proxy statement/prospectus is first being furnished to VYNE stockholders on or about         , 2026.

Purpose of the VYNE Special Meeting

The purposes of the VYNE Special Meeting are:

1.

To approve the issuance of shares of common stock of VYNE, par value $0.0001 per share (the “VYNE Common Stock”), (including the shares of VYNE Common Stock issuable upon exercise of VYNE Pre-Funded Warrants) to stockholders of Yarrow Bioscience, Inc. (“Yarrow”) pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated December 17, 2025, as amended on January 30, 2026 (as amended, the “Merger Agreement”), by and among VYNE, Yarrow and Yellow Merger Sub Corp. (“Merger Sub”), a copy of which is attached as Annex A, pursuant to which, among other matters, Merger Sub will merge with and into Yarrow, with Yarrow surviving as a wholly owned subsidiary of VYNE and the surviving corporation of the merger (the “Merger”), which will (i) represent more than 20% of the shares of VYNE Common Stock outstanding immediately prior to the Merger under Nasdaq Listing Rule 5635(a), and (ii) result in a change of control under Nasdaq Listing Rule 5635(b);

2.

To approve an amendment to the amended and restated certificate of incorporation of VYNE (the “VYNE Charter”) to effect a reverse stock split of VYNE’s issued and outstanding common stock at a ratio determined by the VYNE board of directors and agreed to by Yarrow, of one new share of VYNE Common Stock for every 10 to 70 shares (or any number in between) of outstanding VYNE Common Stock, in the form attached as Annex C;

3.	To approve an amendment to the VYNE Charter to increase the number of shares of VYNE Common Stock that VYNE is authorized to issue from 150,000,000 to 300,000,000, in the form attached as Annex D;
4.	To approve the Yarrow Bioscience, Inc. 2026 Stock Incentive Plan;
5.	To approve the Yarrow Bioscience, Inc. 2026 Employee Stock Purchase Plan;
6.

To elect the Class II director, Sharon Barbari, to the VYNE board of directors and to hold office until VYNE’s 2029 annual meeting of stockholders and until her successor has been duly elected and qualified, or until her earlier death, resignation or removal; provided that if the Merger is consummated, the approval of Proposal No. 6 will only have an effect until the completion of the Merger because the composition of the VYNE board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement;

7.	To ratify the appointment of Baker Tilly US, LLP as VYNE’s independent registered public accounting firm for fiscal year ending December 31, 2026;
8.	To approve, on an advisory basis, certain compensation arrangements for VYNE’s named executive officers that are based on or otherwise relate to the Merger;
9.	To approve, on an advisory basis, the compensation of VYNE’s named executive officers, as disclosed in this proxy/statement prospectus;
10.	To approve an adjournment of the VYNE Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2; and

11.	To transact such other business as may properly come before the stockholders at the VYNE Special Meeting or any adjournment or postponement thereof.

Each of Proposal Nos. 1 and 2 is a condition to completion of the Merger. The issuance of VYNE Common Stock, including shares of VYNE Common Stock issuable upon exercise of VYNE Pre-Funded Warrants issued in exchange for Yarrow Pre-Funded Warrants sold in the Yarrow Pre-Closing Financing, and the change of control of VYNE resulting from the Merger will not take place unless Proposal Nos. 1 and 2 are approved by VYNE stockholders and the Merger is consummated. The amendment to the VYNE Charter to increase the number of authorized shares of VYNE Common Stock will not take place unless Proposal Nos. 1, 2, and 3 are approved by VYNE stockholders and the Merger is consummated. However, the VYNE board of directors may determine to effect the reverse stock split if approved by VYNE stockholders following the special meeting, even if Proposal No. 1 is not approved, or the Merger is not otherwise completed.

Recommendation of the VYNE Board of Directors

●	The VYNE board of directors has determined and believes that the issuance of shares of VYNE Common Stock, including shares of VYNE Common Stock issuable upon the exercise of VYNE Pre-Funded Warrants, pursuant to the Merger Agreement is fair to, in the best interests of, and advisable to, VYNE and its stockholders and has approved such issuance. The VYNE board of directors unanimously recommends that VYNE stockholders vote “FOR” the Nasdaq Stock Issuance Proposal.
●	The VYNE board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, VYNE and its stockholders to approve the amendment to VYNE’s charter to effect the reverse stock split, as described in this proxy statement/prospectus. The VYNE board of directors unanimously recommends that VYNE stockholders vote “FOR” the Reverse Stock Split Proposal.
●	The VYNE board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, VYNE and its stockholders to approve the amendment to VYNE’s charter to increase the number of shares of VYNE Common Stock that VYNE is authorized to issue from 150,000,000 to , in the form attached as Annex D, as described in this proxy statement/prospectus. The VYNE board of directors unanimously recommends that VYNE stockholders vote “FOR” the Authorized Share Increase Proposal.
●	The VYNE board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, VYNE and its stockholders to approve the Yarrow Bioscience, Inc. 2026 Stock Incentive Plan, as described in this proxy statement/prospectus. The VYNE board of directors unanimously recommends that VYNE stockholders vote “FOR” the Stock Plan Proposal.
●	The VYNE board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, VYNE and its stockholders to approve the Yarrow Bioscience, Inc. 2026 Employee Stock Purchase Plan, as described in this proxy statement/prospectus. The VYNE board of directors unanimously recommends that VYNE stockholders vote “FOR” the ESPP Proposal.
●	The VYNE board of directors has determined and believes that it is advisable to, and in the best interests of, VYNE and its stockholders to elect Sharon Barbari to serve on the VYNE board of directors and to hold office until VYNE’s annual meeting of stockholders in 2029; provided that if the Merger is consummated, the approval of Proposal No. 6 will only have an effect until the completion of the Merger because the composition of the VYNE board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement. The VYNE board of directors that VYNE stockholders vote “FOR” the director nominee named in the Director Election Proposal as described in this proxy statement/prospectus.
●	The VYNE board of directors has determined and believes that it is advisable to, and in the best interests of, VYNE and its stockholders to ratify the selection of Baker Tilly US, LLP as VYNE’s independent registered public accounting firm for the fiscal year ending December 31, 2026, as described in this proxy statement/prospectus. The VYNE board of directors recommends that VYNE stockholders vote “FOR” the Auditor Ratification Proposal.
●	The VYNE board of directors has determined and believes that it is advisable to, and in the best interests of, VYNE and its stockholders to approve certain compensation arrangements for VYNE’s named executive officers that are based on or otherwise relate to the Merger, as described in this proxy statement/prospectus. The VYNE board of directors recommends that VYNE stockholders vote “FOR” the Merger Compensation Proposal.
●	The VYNE board of directors has determined and believes that it is advisable to, and in the best interests of, VYNE and its stockholders to approve the compensation of VYNE’s named executive officers, as described in this proxy statement/prospectus. The VYNE board of directors recommends that VYNE stockholders vote “FOR” the Executive Compensation Ratification Proposal.
●	The VYNE board of directors has determined and believes that adjourning the VYNE special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal is fair to, in the best interests of, and advisable to, VYNE and its stockholders and has approved and adopted the proposal. The VYNE board of directors unanimously recommends that VYNE stockholders vote “FOR” the Adjournment Proposal, if necessary.

Record Date and Voting Power

Only holders of record of VYNE Common Stock at the close of business on the Record Date of April 24, 2026, are entitled to notice of, and to vote at, the VYNE Special Meeting. At the close of business on April 24, 2026, there were 7 registered holders of record of VYNE Common Stock and there were 33,352,858 shares of VYNE Common Stock issued and outstanding. Each share of VYNE Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of the VYNE board of directors for use at the VYNE Special Meeting.

If, as of the Record Date referred to above, your shares were registered directly in your name with the transfer agent for VYNE Common Stock, Equiniti Trust Company, LLC, then you are a stockholder of record. As a stockholder of record, you may vote at the VYNE Special Meeting or vote by proxy. Whether or not you plan to attend the VYNE Special Meeting, VYNE urges you to vote by proxy over the telephone or on the internet as instructed below or return the proxy card VYNE may mail to you to ensure your vote is counted, the form of which is attached hereto as Annex E.

The procedures for voting are as follows:

If you are a stockholder of record, you may vote at the VYNE Special Meeting. Alternatively, you may vote by proxy by using the accompanying proxy card, over the internet or by telephone. Whether or not you plan to attend the VYNE Special Meeting, VYNE encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the VYNE Special Meeting, you may still attend the VYNE Special Meeting and vote. In such case, your previously submitted proxy will be disregarded.

●	To vote in person, come to the VYNE Special Meeting and VYNE will give you a ballot when you arrive. If you attend the VYNE Special Meeting and vote, your vote will revoke any proxy that you have previously submitted. Simply attending the VYNE Special Meeting will not, by itself, revoke your proxy.
●	To vote using the proxy card, simply complete, sign and date the proxy card that you may request or that VYNE may elect to deliver at a later time and return it promptly in the envelope provided. If you return your signed proxy card to VYNE before the special meeting, VYNE will vote your shares as you direct in accordance with the proxy card.
●	You can vote by proxy over the telephone by calling the toll-free number found on the proxy card. Your telephone vote must be received by 11:59 P.M. ET on , 2026 to be counted.
●	You can vote by proxy over the internet by following the instructions provided on the proxy card. You will be asked to provide the company number and control number on the enclosed proxy card. Your internet vote must be received by 11:59 P.M. ET on , 2026 to be counted.

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from VYNE. Simply complete and mail the voting instruction card to ensure that your vote is counted. To vote at the VYNE Special Meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.

VYNE provides internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

If you are a beneficial owner of shares held in street name and you do not instruct your broker, bank or other agent how to vote your shares, your broker, bank or other agent will only be able to vote your shares with respect to proposals considered to be “routine.” Your broker, bank or other agent is not entitled to vote your shares with respect to “non-routine” proposals. As a result, VYNE urges you to direct your broker, bank or other agent how to vote your shares on all proposals to ensure that your vote is counted.

Broker non-votes, if any, will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the VYNE Special Meeting. Broker non-votes, if any, will not be counted as “votes properly cast” or “shares entitled to vote” and will therefore have no effect on Proposal Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10.

All properly executed proxies that are not revoked will be voted at the VYNE Special Meeting and at any adjournments or postponements of the VYNE Special Meeting in accordance with the instructions contained in the proxy. If a stockholder of record of VYNE Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of the VYNE board of directors.

Required Vote

The presence, in person or being represented by proxy, at the VYNE Special Meeting of the holders of at least one-third of the shares of VYNE Common Stock outstanding and entitled to vote at the VYNE Special Meeting is necessary to constitute a quorum at the meeting for the purpose of approving the proposals. Abstentions or “WITHHOLD” votes and broker non-votes will be counted towards the presence of a quorum. The affirmative vote of a majority of the votes properly cast for and against by the holders of VYNE Common Stock at the VYNE Special Meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 3, 4, 5, 7, 8, 9 and 10. The affirmative vote of a plurality of the votes properly cast by the holders of VYNE Common Stock entitled to vote at the VYNE Special Meeting, assuming a quorum is present, is required for the election of the director nominated via Proposal No. 6.

Each of Proposal No. 1 and Proposal No. 2 is a condition to completion of the Merger. The closing of the Yarrow Pre-Closing Financing is conditioned upon the satisfaction or waiver of each of the conditions to the closing of the Merger as well as certain other conditions. Therefore, the Merger and the Yarrow Pre-Closing Financing cannot be consummated without the approval of Proposal Nos. 1 and 2. The issuance of VYNE Common Stock in connection with the Merger and the change of control of VYNE resulting from the Merger will not take place unless Proposal Nos. 1 and 2 are approved by VYNE stockholders and the reverse stock split is effected and the Merger is consummated. The amendment to the VYNE Charter to effect a reverse stock split of VYNE issued and outstanding common stock will not take place unless Proposal No. 2 is approved by the requisite VYNE stockholders. VYNE may still elect to proceed with the reverse stock split if Proposal No. 2 is approved by VYNE’s stockholders even if Proposal No. 1 is not approved, or even if approved, the Merger is not consummated. Additionally, Proposal Nos. 3, 4, 5 and 8 are each conditioned on the consummation of the Merger. Therefore, if Proposal No. 1 and Proposal No. 2 are not approved and the Merger is not consummated, Proposal Nos. 3, 4, 5 and 8 will each have no effect, even if approved by VYNE stockholders.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions or “WITHHOLD” votes (as applicable), and broker non-votes. Abstentions or “WITHHOLD” votes and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the VYNE Special Meeting, but will not be counted as votes cast and will have no effect on the outcome of the vote for each proposal.

As described in the accompanying proxy statement/prospectus, certain VYNE stockholders who in the aggregate beneficially owned approximately 4.65% of the outstanding shares of VYNE Common Stock as of December 17, 2025, and RTW Investments, OrbiMed, Janus Henderson Investors, venBio Partners, Logos Capital and LifeSci Venture Partners, as Yarrow stockholders who in the aggregate owned approximately 95.9% of the outstanding shares of Yarrow capital stock as of December 17, 2025, are parties to stockholder support agreements with VYNE and Yarrow whereby such stockholders have agreed to vote in favor of the approval of the transactions contemplated therein, including, with respect to such Yarrow stockholders, adoption of the Merger Agreement and approval of the Merger and, with respect to such VYNE stockholders, Proposal Nos. 1 and 2, subject to the terms of the support agreements. Following the effectiveness of the registration statement on Form S-4 of which the accompanying proxy statement/prospectus is a part and pursuant to the Merger Agreement, Yarrow stockholders holding a sufficient number of shares of Yarrow Capital Stock to adopt the Merger Agreement and approve the Merger and related transactions will be asked to execute written consents providing for such adoption and approval.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of VYNE may solicit proxies from VYNE stockholders by personal interview, telephone, email, fax or otherwise. VYNE and Yarrow will share equally the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of VYNE Common Stock for the forwarding of solicitation materials to the beneficial owners of VYNE Common Stock. VYNE will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out of pocket expenses they incur in connection with the forwarding of solicitation materials. VYNE has retained D.F. King & Co., Inc. as its proxy solicitor.

VYNE will pay the fees of the Proxy Solicitor, which VYNE expects to be approximately $11,000, plus reimbursement for certain out-of-pocket expenses. VYNE has agreed to indemnify the Proxy Solicitor and related parties against certain liabilities and expenses arising out of its services in connection with the special meeting.

Other Matters

As of the date of this proxy statement/prospectus, the VYNE board of directors does not know of any business to be presented at the VYNE Special Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the VYNE Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section titled “The Merger Agreement” beginning on page 160 of this proxy statement/ prospectus describe the material aspects of the Merger and the Merger Agreement. While VYNE and Yarrow believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/ prospectus for a more complete understanding of the Merger and the Merger Agreement and the other documents to which you are referred in this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 348 of this proxy statement/prospectus.

Background of the Transaction

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the VYNE board of directors or committees thereof or the representatives of VYNE and other parties.

1.	THE MERGER

Background of the Merger

The following chronology is a summary description of the background of the negotiations and the proposed Merger and does not purport to catalogue every conversation among representatives of VYNE, Yarrow and other parties. In addition to formal VYNE board meetings, VYNE management had informal discussions with the VYNE board of directors throughout the process. The terms of the Merger Agreement are the result of extensive arm’s-length negotiations among Yarrow management and VYNE management and members of the VYNE board of directors and the Yarrow board of directors, along with VYNE’s financial advisor and VYNE’s and Yarrow’s respective legal counsels.

Prior to the commencement of its alternative strategic assessment process in August 2025 (discussed below), VYNE was focused on researching and developing products containing small molecule bromodomain and extra-terminal domain (“BET”) inhibitors for immune-mediated diseases. Until July 2025, VYNE’s lead product candidate was repibresib gel (also known as VYN201), a topically administered, small molecule pan-BD BET inhibitor. In July 2025, VYNE announced that its Phase 2b trial for repibresib gel in nonsegmental vitiligo did not meet its primary efficacy endpoint and subsequently terminated the trial. VYNE is also developing VYN202, an orally administered, small molecule BD2-selective BET inhibitor, which was in a Phase 1b trial for psoriasis until April 2025, when the FDA placed a clinical hold on the trial following an observation of testicular toxicity in dogs from a non-clinical toxicology study of VYN202. The FDA partially lifted the hold in certain doses for females, but VYNE made the decision to unblind the clinical data from the seven subjects who were enrolled in the trial. Based on the interim unblinded data together with promising results from multiple pre-clinical models, VYNE terminated the Phase 1b psoriasis trial in support of continued advancement of VYN202 into other serious, immune mediated diseases with more limited effective treatment options. In October 2025, VYNE initiated a repeat 12-week non-clinical toxicology study in male dogs to potentially maximize strategic optionality. The study is expected to be completed in the second half of 2026, with a final report expected in the fourth quarter of 2026.

In an effort to enhance stockholder value, the VYNE board of directors and VYNE management regularly reviewed and discussed VYNE’s business, performance, financial condition, near and long-term operations and strategic priorities. These reviews and discussions included, among other things, the risks and benefits associated with VYNE’s product candidates, including its lead product repibresib gel not meeting its primary efficacy endpoint, advancement of VYN202 in immune-mediated diseases, current and anticipated business and industry trends, the competitive landscape, regulatory conditions, the financial markets and macroeconomic environment.

Leading up to the expected readout of its Phase 2b clinical trial for repibresib gel in July 2025, the VYNE board of directors and management also considered various strategic business initiatives intended to strengthen its business and enhance stockholder value. These included opportunities for strategic relationships, collaborations and other potential long-term strategic options to develop and commercialize VYNE’s product candidates, broaden VYNE’s pipeline, improve opportunities to out-license or acquire rights to product candidates, divest certain product candidates or businesses, as well as acquisitions of or mergers with other companies with products, product candidates or technologies that would complement VYNE’s product candidates and commercialization capabilities and/or otherwise enhance stockholder value.

On July 27, 2025, the VYNE board of directors held a meeting at which it reviewed the results from the Phase 2b clinical trial for repibresib gel in patients with vitiligo. The trial missed its primary efficacy endpoint of FVASI50 and a key secondary endpoint of FVASI75. Although the trial met a key secondary endpoint of a change from baseline in the highest-dose cohort group, it was noted that raising capital to finance a repeat Phase 2b trial for repibresib gel and/or reformulating repibresib gel would be challenging and the VYNE board of directors agreed to terminate the trial. VYNE management, with input from the VYNE board of directors, then began to assess potential alternatives for near-term strategic opportunities.

On July 30, 2025, VYNE announced that its Phase 2b clinical trial for repibresib gel did not meet its primary efficacy endpoint and subsequently terminated the trial. Following the announcement, VYNE reached out to four of the parties that had previously expressed interest in repibresib gel prior to the Phase 2b trial readout to discuss potential strategic opportunities, including a publicly-traded pharmaceutical company (“Party A”), a large privately-held pharmaceutical company (“Party B”), and a large publicly- traded company focused on dermatology (“Party C”). VYNE engaged with Party A, Party B, and Party C under non-disclosure agreements that were signed prior to the Phase 2b trial readout and that did not contain a standstill provision. The fourth party declined to enter into a non-disclosure agreement.

On August 5, 2025, at VYNE’s request, VYNE management had a teleconference with the interim chief executive officer and a member of the business development group of Party A. VYNE discussed the Phase 2b clinical trial results and repibresib gel generally and provided access to a strategic virtual data room. On August 29, 2025, Party A sent VYNE management an email noting that it could not come to an internal decision regarding repibresib gel and discontinued further discussions with VYNE.

On August 10, 2025, the VYNE board of directors held a meeting at which members of VYNE management, and representatives of Cooley LLP (“Cooley”), VYNE’s outside legal counsel, were present. During the meeting, the VYNE board of directors, VYNE management and representatives of Cooley discussed, among other things, the factors contributing to the termination of the Phase 2b trial for repibresib gel and the Phase 1b trial for VYN202, and the strategic, financial and operational challenges for VYNE following the announcement of the repibresib gel Phase 2b trial results and the VYN202 Phase 1b clinical hold. The participants also discussed the successful pre-clinical data available for VYN202 and potential indication alternatives for VYN202, including myelofibrosis. The participants discussed the need to initiate a repeat 12-week non-clinical toxicology study in dogs in order to clear the FDA clinical hold in male subjects for psoriasis and to initiate a clinical trial in other immune-mediated diseases. The VYNE board of directors was informed that initial results from a new dog toxicology study could be available by mid-2026, but that completion of the final report may not be available until the fourth quarter of 2026. The VYNE board of directors also reviewed VYNE’s cash runway and potential financing needs for re-initiating the non-clinical toxicology study of VYN202, and the likelihood of clearing the clinical hold. The VYNE board of directors also reviewed the potential indication alternatives and financing needs to conduct a clinical trial with VYN202 given the results of the Phase 1b unblinded data. Also at this meeting, VYNE management reviewed potential strategic alternatives, which included a reverse merger, an asset sale, and transactions with a financial buyer that could return cash to stockholders, as well as a traditional liquidation.

On August 11, 2025, a director of another privately-held pharmaceutical company (“Party D”) contacted Elisabeth Sandoval Little, a VYNE director, on an unsolicited basis requesting an introduction to VYNE’s chief executive officer following VYNE’s announcement of its Phase 2b clinical trial results for repibresib gel. The Party D director suggested there could be potential synergies between Party D and VYNE in developing dermatology products. Following further respective internal discussions, representatives of Party D and VYNE thereafter entered into a mutual confidentiality agreement on August 15, 2025, which included a mutual one-year standstill provision with customary fall-away provisions but did not prevent either party from making a confidential proposal to the other party’s board of directors.

On August 13, 2025, the VYNE board of directors held a regularly scheduled meeting, which was attended by members of VYNE senior management and representatives of Cooley, to review its strategic options. The VYNE board of directors determined that, in connection with these efforts, VYNE management should formally commence a process to evaluate business development, strategic or other transactions to develop VYNE’s assets and intellectual property (including potential partnerships, licensing transactions and asset sales) and authorized VYNE management to identify and engage in discussions with suitable third parties. Following discussion, the VYNE board of directors authorized VYNE management to proceed with implementing various actions to preserve cash available, including by winding down its clinical programs to maximize its strategic optionality and enhance stockholder value. The VYNE board of directors also authorized management to pursue a strategic transaction, such as a license, sale or merger transaction, including a possible reverse merger transaction. The VYNE board of directors also considered ways to return cash to stockholders, including through a financial-buyer transaction or traditional liquidation. In connection with pursuing all strategic alternatives, including a possible financing, the VYNE board of directors authorized management to initiate a new 12-week dog toxicology study for VYN202 to potentially maximize strategic optionality. The VYNE board of directors also suggested that VYNE engage a financial advisor to assist with the strategic review and re-convene at the end of September to discuss its progress and review next steps. Representatives of Cooley then discussed with the VYNE board of directors its fiduciary duties under Delaware law in connection with a strategic review, including its fiduciary duties in connection with a transaction involving related parties.

In the weeks following the August 13, 2025 board meeting, VYNE management evaluated potential opportunities with third parties and investigated the possibility of remaining a standalone public company through the readout of its 12-week dog toxicology study (and, if necessary, a 26-week recovery period), at which point VYNE could attempt to secure financing to continue to develop VYN202 in other immune- mediated diseases. VYNE senior management discussed the potential of raising additional capital in the current macroeconomic environment with VYNE’s external financial advisors, and the potential dilution of such raise on existing VYNE stockholders. VYNE senior management also entertained potential third parties that were interested in buying VYNE’s assets or the outstanding equity securities of VYNE and/or conducting a reverse merger or liquidation. During this time, VYNE management also engaged a third-party specialist accounting firm to assist in developing VYNE management’s liquidation analysis.

VYNE management contacted four leading biotechnology companies that had previously expressed interest in a partnering or strategic transaction involving VYN202, and subsequently engaged with a privately- held pharmaceutical company (“Party E”), a leading publicly-traded biotechnology company (“Party F”), and a leading publicly-traded pharmaceutical company (“Party G”). VYNE management also received in- bound inquiries from private biotechnology companies either directly or through an investment bank seeking to conduct a merger with VYNE to access financing. VYNE management also evaluated alternative crypto treasury strategies, which involved the use of VYNE’s public vehicle to invest in cryptocurrency.

On August 14, 2025, VYNE’s chief legal officer received an email from a member of the business development team at Party B informing VYNE that they no longer wished to pursue a transaction with VYNE.

Later on August 14, 2025, VYNE’s chief executive officer and chief financial officer had an introductory call with a publicly-traded pharmaceutical company (“Party H”) pursuant to a mutual confidentiality agreement dated August 6, 2025, which included a mutual one-year standstill provision, with customary fall- away provisions, that did not prevent either party from making a confidential proposal to the other party’s board of directors. Previously, on July 30, 2025, a financial advisor to Party H had reached out to VYNE management following VYNE’s announcement of the Phase 2b trial results for repibresib gel and requested to meet with VYNE regarding a potential reverse merger transaction. During the call on August 14, Party H introduced its development asset and requested further detail on VYNE’s current available net cash that could be used to finance the asset. Following the call, VYNE did not pursue a transaction with Party H because it believed it would be difficult to finance Party H’s asset either alone or as a combined company and did not believe that combining with Party H would provide a better opportunity for VYNE stockholders than VYNE’s other opportunities, including liquidation.

On August 18, 2025, VYNE management met with representatives of Party E pursuant to a mutual confidentiality agreement dated August 6, 2025, which did not have a standstill provision. VYNE presented Party E with confidential pre-clinical data on VYN202. VYNE also presented results from its unblinded Phase 1b clinical trial of VYN202 for psoriasis. Representatives of Party E continued to demonstrate interest in acquiring VYN202 or VYNE and committed to meet internally to discuss potential interest in a strategic transaction involving the parties.

On August 19, 2025, VYNE management had a call with members of management and the chairman of the board of a privately-held Israeli-based pharmaceutical company (“Party I”) pursuant to a mutual confidentiality agreement dated August 17, 2025, which included a mutual one-year standstill provision but did not prevent either party from making a confidential proposal to the other party’s board of directors. The parties discussed potential synergies and a possible reverse merger of Party I into VYNE. Following the call, the chairman of the board of Party I stated they would meet internally and revert if there was further interest in progressing discussions. The chairman of the board of directors of Party I stated the company was seeking financing to progress its own asset and confirmed interest in a potential reverse merger transaction with VYNE. Following the call, VYNE did not pursue further discussions with Party I for the same reasons it did not pursue discussions with Party H.

On August 20, 2025, VYNE’s chief executive officer, chief scientific officer and chief financial officer had an introductory call with members of management of Party D with the primary purpose of assessing the strategic rationale for a potential business combination. Each of the parties discussed its respective development pipeline, potential fundraising needs and strategic goals. A follow-up call between VYNE’s chief executive officer and Party D’s chief executive officer was held on August 26, 2025 to further discuss each party’s pipeline, fundraising potential, and potential combined synergies.

On August 22, 2025, VYNE’s chief legal officer reached out to the chief executive officer of a leading publicly-traded biotechnology company (“Party J”). Party J had previously announced several acquisitions of distressed biotechnology companies pursuant to which Party J would acquire the companies for its cash.

On August 25, 2025, VYNE’s chief executive officer, chief financial officer, and chief legal officer met with the chief executive officer of Party J to discuss a potential transaction between the two parties. The parties agreed to enter into a mutual confidentiality agreement on August 26, 2025, which included a mutual one-year standstill provision, with customary fall-away provisions, that did not prevent either party from making a confidential proposal to the other party’s board of directors.

On August 27, 2025, VYNE’s chief legal officer and chief scientific officer met with an incubator venture fund (“Party K”), pursuant to a mutual confidentiality agreement, dated August 29, 2025, which included a mutual one-year standstill provision but did not prevent either party from making a confidential proposal to the other party’s board of directors. The parties discussed potential deal structures and agreed to provide access to a virtual data room for Party K to review VYN202 and its backup compounds, to determine whether it would like to send a term sheet to VYNE to license any of the assets. Party K noted that it was potentially interested in licensing VYN202 for a nominal amount with contingent consideration. On September 25, 2025, VYNE’s chief legal officer followed up with Party K, who committed to respond within a few weeks; however, representatives from Party K did not respond prior to the announcement of the Merger.

On August 28, 2025, VYNE’s chief executive officer and chief legal officer met with the chief executive officer and chief operating officer of Party F regarding a potential strategic transaction. The chief executive officer of Party F and VYNE’s chief executive officer had previously met to discuss Party F’s interest in acquiring an early-stage immunology asset and had been following VYNE’s development and progress since early 2025. The parties agreed to enter into a mutual confidentiality agreement on September 10, 2025, which included a mutual one-year standstill provision, with customary fall-away provisions, that did not prevent either party from making a confidential proposal to the other party’s board of directors.

Later on August 28, 2025, VYNE’s senior management team had a teleconference with the management team of Party J. VYNE senior management presented the VYN202 pre-clinical and clinical data to the representatives of Party J to discuss a potential transaction. The representatives of Party J expressed interest in acquiring 100% of VYNE’s outstanding stock in a stock-for-stock transaction to develop VYN202 in myelofibrosis and potentially other indications. The representatives of Party J committed to provide a term sheet and a potential structure to VYNE by the end of the week.

Throughout August and September, following the announcement of the failed Phase 2b trial, VYNE management had non-confidential discussions with a majority of its large institutional stockholders to review the various alternatives for VYNE. Several of VYNE’s large institutional investors expressed interest in VYN202, acknowledging that there is clear activity in the molecule, but expressed concerns around safety. Many of such stockholders supported a return of capital to stockholders, through a sale of VYNE or its assets, a reverse merger, or traditional liquidation. During this time, several of VYNE’s institutional investors that held pre-funded warrants exercised the warrants for shares of VYNE common stock and started to sell those shares on the open market.

On September 3, 2025, a representative of Wedbush Securities Inc. (“Wedbush”), reached out to Steve Basta, a director of VYNE, requesting a call and an introduction to the chief executive officer of VYNE regarding a potential transaction. Mr. Basta connected the representative of Wedbush to VYNE’s chief executive officer and an introductory call between the representative of Wedbush and VYNE’s chief executive officer occurred on September 8, 2025. During that call, the representative of Wedbush noted that Wedbush was representing a leading investment fund (“Party L”) that owned multiple private biotechnology companies that were each looking to merge with a publicly-traded company. The representative of Wedbush and VYNE’s chief executive officer agreed to speak again at a future date following the representative of Wedbush’s discussions with Party L.

On September 5, 2025, VYNE’s chief legal officer and chief scientific officer had a virtual teleconference with representatives of Party G to discuss the pre-clinical data that was publicly available on VYN202 and the Phase 1b clinical data in psoriasis. Previously, senior representatives of Party G and representatives of VYNE had met to discuss the publicly available data on VYN202 and VYNE’s timeline and plans to develop VYN202 in certain indications. Following the teleconference on September 5, Party G committed to further discuss VYN202 internally with its senior management and let VYNE know if it would be interested in entering into a mutual confidentiality agreement.

On September 6, 2025, a representative of Party J sent an email to VYNE’s chief executive officer with a proposed potential structure for a transaction with VYNE. The potential transaction structure provided for an acquisition by Party J of 100% of the outstanding shares of VYNE for $0.23 per share in cash and a contingent value right representing future contingent payments equal to

5% of stockholders’ current VYNE ownership. Party J would receive $2.0 million to cover legal expenses and fees and Party J would assume restructured VYN202 economics that would maintain a royalty for Party J in VYN202 at an amount to be determined. VYN202 would continue to be developed in a private entity funded with cash that would be provided by Party J with continued economic participation by VYNE stockholders through a contingent value right.

On September 8, 2025, the chief executive officer of Party D spoke to VYNE’s chief executive officer to further previous discussions of a possible combination of Party D and VYNE and each of the parties’ respective assets. Party D owned certain assets and had access to other potential assets of interest that were owned by a China-based company. Representatives of each party provided the other with an overview of its business and assets and the parties discussed the potential strategic rationale for a business combination without discussing specific economic terms.

On September 9, 2025, VYNE’s chief legal officer and chief scientific officer met with members of the business development and clinical evaluation team of Party C to discuss the possibility of Party C acquiring repibresib gel or VYNE. Senior representatives of Party C had demonstrated interest in licensing or acquiring repibresib gel since 2023 but wanted to see the Phase 2b data prior to entering into a transaction, and were not interested in VYN202. At the meeting on September 9, VYNE shared its Phase 2b data for repibresib gel with representatives of Party C who committed to further review the data internally with their technical colleagues.

On September 15, 2025, VYNE’s chief executive officer received an email from representatives of Party E noting that the board of directors of Party E concluded that they would not be interested in acquiring VYN202 as they believed it did not align with Party E and its current therapeutic focus.

On September 15, 2025, VYNE’s chief legal officer met with a business development director of Party G to discuss the possibility of partnering on VYN202 in immune-mediated conditions. The representative of Party G noted that it would be difficult to convince senior management of Party G to progress discussions under a confidentiality agreement prior to the completion of the 12-week dog toxicology study. The representative of Party G then committed to consult with the senior management of Party G and revert to VYNE in the coming weeks.

On September 16, 2025, VYNE management met with Party D’s management to discuss their respective assets and a potential combination with VYNE. VYNE management discussed interest in one of Party D’s assets and asked questions regarding its stage of development, IP, licensing, plans for clinical development and CMC. Representatives of each party also discussed VYN202 and its intellectual property, licensing and mechanism of action. The parties also discussed each company’s present cash, fundraising potential and plans. Following the call, the parties agreed to meet again to discuss further diligence items, and to further discuss feasibility of a potential combination.

On September 19, 2025, a representative of Party C sent an email to the chief legal officer of VYNE noting that, after careful consideration, Party C had decided not to proceed with discussions on repibresib gel or VYNE because developing the asset presented significant risks and the projected time to market would not align with Party C’s strategic goals.

On September 22, 2025, VYNE’s chief executive officer, chief financial officer and chief legal officer met with management from Party L along with a representative of Wedbush, who acted as Party L’s financial advisor, to discuss a potential reverse merger transaction involving an entity controlled by Party L (“Party M”), pursuant to a mutual confidentiality agreement entered into between the parties on September 17, 2025 that did not contain a standstill. Previously, on September 15, 2025, VYNE’s chief executive officer had reached out to a representative of Wedbush by email to follow up on their telephone conversation from September 8, 2025, which led to the signing of the confidentiality agreement and the subsequent meeting. The contemplated transaction involved a potential reverse merger of Party M into VYNE, with VYNE stockholders receiving a cash dividend of VYNE’s net cash and maintaining a minority equity ownership position in the combined company. Wedbush noted the expedited nature of the transaction with a target signing date in mid-October.

On September 23, 2025, Wedbush circulated a proposed term sheet for the transaction which was reviewed by senior management of VYNE.

On September 24, 2025, VYNE’s chief executive officer and chief legal officer again met with the chief executive officer and chief operating officer of Party F to discuss whether Party F had potential interest in buying VYNE, VYN202 or providing potential fundraising to VYNE to advance the development of VYN202. Following the September 24, 2025 meeting, the representatives of Party F did not express any further sustained interest in sending a proposal to VYNE for VYNE’s consideration.

Later on September 24, 2025, VYNE’s management met with management at Party J to discuss the clinical viability of VYN202 and a review of the preclinical and clinical data generated to date. Representatives of Party J committed to send a revised non-binding term sheet to VYNE describing its interest in VYNE and suggesting an alternative transaction structure.

On September 24, 2025, VYNE’s management met with representatives of LifeSci Capital LLC (“LifeSci Capital”), VYNE’s financial advisor, to discuss the term sheet from Party M and the current strategic options under consideration to date.

On September 26, 2025, VYNE and Party M entered into a mutual confidentiality agreement that did not contain a standstill. Throughout the day, VYNE senior management continued to negotiate with representatives of Party L and Party M regarding the proposed term sheet. The term sheet contemplated a proposed reverse merger of Party M into VYNE with each share of Party M stock to be converted into VYNE stock at a fixed exchange ratio based on an agreed valuation for Party M of $350.0 million and an agreed valuation for VYNE of $8.0 million. The transaction also contemplated a concurrent PIPE investment into VYNE or Party M of $350.0 million, which would leave VYNE stockholders with an ownership interest in the combined company of approximately 1%. VYNE would distribute its net cash to stockholders and continue to attempt to sell VYN202 with any proceeds being distributed to VYNE stockholders at closing of such sale.

Later on September 26, 2025, VYNE and Party M reached an agreed form of a non-binding term sheet, which VYNE management agreed to review with the VYNE board of directors.

On September 29, 2025, the VYNE board of directors held a meeting, which was attended by members of VYNE senior management and representatives of each of Cooley and LifeSci Capital. At the meeting, VYNE senior management provided an update on management’s strategic activities to date and also provided a summary of its conversations with its leading institutional investors. Members of VYNE senior management noted that while some institutional investors saw promise in VYN202, they also expressed concern over its recent dog toxicology findings and the clinical hold. The VYNE board of directors was also informed that investors also questioned the timing for completion of the dog toxicology study and noted that it would not likely finance development activities until completion of the study and/or the recovery period if necessary. With respect to a strategic acquisition or sale, despite comprehensive outreach across the relevant buyer universe for repibresib gel, all of the potential strategic partners that had demonstrated interest prior to the Phase 2b data had declined further interest in the asset following their analysis of the data. VYNE senior management reviewed with the VYNE board of directors that potential strategic partners that remained interested in VYN202 were not likely to transact until the clinical hold was resolved or upon completion of the dog toxicology study and further data on the safety profile of the drug.

At this board meeting, VYNE senior management also proposed to engage LifeSci Capital as VYNE’s exclusive financial advisor in connection with the strategic review. The VYNE board of directors reviewed LifeSci Capital’s experience in financial advisory work for companies, VYNE’s previous relationship with LifeSci Capital and financial advisory work for VYNE and LifeSci Capital’s many years of serving as a financial advisor to numerous public companies.

The VYNE board of directors was also informed at the meeting that on September 11, 2025, VYNE received a notification from Nasdaq that it was not in compliance with the $1.00 minimum bid price rule, and it would be subject to de-listing on March 10, 2026, with an additional 6-month cure period subject to compliance with certain initial and continuing listing criteria. During the meeting, representatives of LifeSci Capital also provided commentary on the above, and following an extensive discussion that included a review of VYNE’s current cash runway, VYNE management noted that beyond advancing VYN202 with existing resources through the 12-week dog toxicology study, the most likely transactions available to VYNE were those that returned cash to stockholders or a reverse merger transaction. VYNE senior management also presented their liquidation analysis to the VYNE board of directors, including the timing associated with a traditional liquidation, which would involve an initial distribution of cash in the fourth financial quarter of 2026 after stockholder approval and a final distribution approximately two to three years later.

With respect to strategic transactions, members of VYNE management, Cooley and LifeSci Capital reviewed with the VYNE board of directors three possible options: a stock-for-stock acquisition by Party J, a business combination with Party D or a reverse merger transaction with Party M. VYNE’s chief executive officer detailed the various pros and cons of each of the potential transactions, noting that Party D and Party M had not yet in-licensed their respective assets but that the contemplated transaction with Party M appeared to be far along with a leading syndicate of investors expressing willingness to fund the asset once licensed through the concurrent PIPE transaction. Following a review of the various options, the VYNE board of directors discussed whether to enter into exclusive negotiations with Party M as a newly formed company that was backed by Party L to license a late-clinical stage asset from a large pharmaceutical company in China. In this proposed transaction, Party M would merge into a subsidiary of VYNE. Following the closing, Party M’s management and members designated by Party M would constitute the combined company’s board of directors. VYNE stockholders would receive a cash dividend of all of VYNE’s legacy net cash, and $8.0 million worth of shares in the combined company. Following the presentation and discussion, the VYNE board of directors unanimously approved VYNE entering into the 30-day exclusivity period with Party M.

Following discussion, the VYNE board of directors authorized VYNE management to engage LifeSci Capital as VYNE’s exclusive financial advisor in connection with a potential sale or strategic transaction involving VYNE. Following discussion of a proposed non-binding term sheet with Party M, the VYNE board of directors also authorized VYNE management to enter into, and VYNE management following the board meeting entered into, a non-binding term sheet with Party M that contained a binding obligation to exclusively negotiate with Party M for 30 days.

On October 2, 2025, VYNE and Party M, along with each of their respective bankers and legal advisors, convened an organizational call and discussed aspects of the transaction, including certain due diligence matters.

On October 5, 2025, representatives of Wedbush reached out to VYNE’s chief executive officer on behalf of Party M to discuss the Party M transaction and scheduled a call for October 6, 2025.

On October 6, 2025, representatives of Wedbush informed VYNE’s chief executive officer that Party M was delaying the transaction following due diligence related to the clinical asset that Party M was planning to in-license.

On October 7, 2025, VYNE and Party M terminated their exclusivity obligations and VYNE’s chief executive officer informed the VYNE board of directors via email and teleconference that the transaction was being put on hold pending further diligence by Party M on Party M’s potential licensing partner.

Later on October 7, 2025, representatives of Wedbush informed VYNE’s chief executive officer that Wedbush had identified a different transaction for VYNE involving a different affiliate of Party L (“Party N”) that was being pursued on an expedited timeline. Party N was looking for a public company to merge into and that could provide a vehicle to raise additional public capital in support of its development program.

Later on October 7, 2025, VYNE’s chief executive officer reached out to the chief executive officers of Party J and Party D to discuss their current interest in a potential acquisition and combination with VYNE, respectively.

On October 8, 2025, representatives of VYNE and representatives of Party L met via conference call to discuss the potential transaction involving Party N as contemplated by a term sheet which proposed a reverse merger of Party N into VYNE with each share of Party N to be converted into VYNE stock at a fixed exchange ratio based on an agreed valuation for Party N of $150.0 million and an agreed valuation for VYNE of $8.0 million. The transaction also contemplated a $200.0 million concurrent private placement, which would leave VYNE stockholders with an ownership interest in the combined company of approximately 2%, with VYNE’s assets remaining in the combined company and certain members of VYNE management and VYNE’s board of directors continuing with the combined company. Later that week, Party N circulated a draft term sheet to VYNE that contemplated distributing VYNE’s legacy cash to VYNE stockholders and an $8.0 million valuation for VYNE in the combined company.

On October 9 and 10, 2025, VYNE and Party N negotiated certain provisions of the term sheet. In particular, the parties discussed structure, timing, regulatory review of the transaction and the likelihood of completion. Ultimately, the parties did not reach an agreement due to concerns regarding deal certainty, and the negotiations were discontinued on October 11, 2025.

On October 15, 2025, a representative of Wedbush spoke to VYNE’s chief executive officer via teleconference regarding Yarrow, which engaged Wedbush to act solely as an advisor in regards to a reverse merger and was, at that time, a newly formed company that was backed by the investment firm RTW Investments, LP (“RTW Investments”). Yarrow was in discussions to in-license an asset and was interested in speaking with VYNE regarding a reverse merger with and into VYNE.

On October 16, 2025, VYNE and Yarrow entered into a mutual confidentiality agreement that did not contain a standstill provision.

Also on October 16, 2025, Party D informed VYNE that a competing bidder out-licensed the asset that Party D had been discussing with VYNE. Subsequently, VYNE discontinued discussions with Party D.

On October 18, 2025, a representative of Wedbush sent VYNE management a corporate presentation on Yarrow and organized an introductory meeting between representatives of VYNE and Yarrow for October 20, 2025.

On October 20, 2025, Yarrow’s chief executive officer noted that it was looking to in-license YB-101, an anti-thyroid-stimulating hormone receptor antibody for Graves’ disease (“GD”) and thyroid eye disease (“TED”) from a China-based biotechnology company that had generated proof-of- concept data for YB-101 in TED and that Yarrow believed was IND-ready to take into the clinic for GD in the United States. Yarrow noted that it was looking to raise $150.0 million to initiate a clinical trial for GD in the United States. Following this meeting, Wedbush sent to the VYNE management team a draft term sheet and the parties began to conduct due diligence. Over the next several days, representatives of Wedbush and VYNE’s chief executive officer discussed several transaction structures, the timing for certain financings by Yarrow, and a potential combination of Yarrow and VYNE.

From October 21, 2025 until October 31, 2025, representatives of VYNE and Yarrow conducted due diligence, discussed the structure of a potential transaction, the composition of management and the board, and the respective ownership of each of the companies in the combined company. Each party had access to the other party’s virtual data room. Different transaction structures were contemplated and considered in light of the timing for the licensing of the asset and a potential fundraising by Yarrow.

Over the course of the same period, VYNE continued discussions with Party J.

On October 24, 2025, VYNE’s chief executive officer met in person with the chief executive officer of Party J to discuss a revised deal structure and terms.

On October 29, 2025, representatives of Party J sent a revised term sheet to VYNE memorializing the points discussed on October 24, 2025. In the revised term sheet, Party J offered to acquire VYNE in a stock- for-stock transaction for $0.40 per share, representing a 7% premium to VYNE’s then 30-day VWAP of $0.37. VYNE stockholders would receive publicly traded stock of Party J in exchange for their VYNE stock. The term sheet also contemplated the continued development of VYN202 post-closing in exchange for royalty economics to Party J.

On October 31, 2025, representatives of Wedbush sent VYNE a revised term sheet reflecting pre- closing private placement financings into Yarrow followed by a traditional reverse merger of Yarrow into a subsidiary of VYNE. In the merger, Yarrow stockholders (including Yarrow’s new investors in the private placement financings) would receive equity in VYNE based on an exchange ratio that contemplated a valuation for Yarrow of $30.0 million, based on the clinical development stage and market potential of other companies developing similar assets in GD and TED, and a valuation for VYNE of $8.5 million, based on the valuation of comparable public targets in recently announced reverse merger transactions, and private placements of $150.0 million. Immediately prior to closing, VYNE stockholders would receive a cash dividend of VYNE’s legacy net cash in an amount that would result in $0 of net cash at closing. Further, following the closing, the combined company’s board of directors would consist of a number of directors to be determined by Yarrow (in its sole discretion), subject to compliance with Nasdaq independence requirements. Yarrow will determine the composition of the senior management team of the combined company after the closing.

On November 1, 2025, VYNE management sent a mark-up of the term sheet to Yarrow management, requesting an increase in the cash dividend to be paid to VYNE stockholders in light of the anticipated timeline to closing compared to a simultaneous sign-and-close reverse merger structure. VYNE management sought to ensure that VYNE stockholders would receive VYNE’s net cash calculated as of December 31, 2025, which was estimated to be approximately $13.5 million. Given that closing of the transaction was certain to occur after December 31, 2025 and that the timing to close would be driven in large part by Yarrow, VYNE management requested that Yarrow gross-up VYNE’s net cash by $1.0 million for every month elapsed from December 31, 2025. Yarrow accepted the concept in principle but capped the gross-up at $6.5 million in the aggregate, which VYNE accepted. The term sheet also provided that the proceeds to be raised by Yarrow in the private financings would be used to fund YB-101.

On November 5, 2025, the VYNE board of directors had a regularly scheduled meeting, which was attended by members of VYNE senior management and representatives of Cooley and LifeSci Capital, to discuss certain corporate governance matters pertaining to its upcoming annual stockholder meeting on December 12, 2025. At the meeting, VYNE management gave the VYNE board of directors an update on its ongoing clinical studies and activities pertaining to the close-out of its Phase 2b study in vitiligo for repibresib gel and its Phase 1b study in psoriasis for VYN202, as well as an update on its repeat dose toxicology study in male dogs. VYNE senior management also updated the VYNE board of directors on its strategic considerations, including its cash position. VYNE senior management informed the VYNE board of directors of its discussions with Yarrow, and that such transaction would be structured similarly to the proposed Party M transaction, as a traditional reverse merger with Yarrow management and a board of directors designated by Yarrow running the combined company after closing. VYNE senior management informed the VYNE board of directors that Yarrow was planning to conduct private placement financings prior to closing, and VYNE stockholders would receive approximately 4% to 5% ownership in the combined company (before accounting for any adjustments due to changes in estimated valuation at closing) assuming private placement financings of an aggregate of $150.0 to $200.0 million. In addition, VYNE stockholders would receive approximately $13.5 million in a pre-closing cash dividend. VYNE management and representatives from Cooley reviewed with the VYNE board of directors the potential timing for a transaction with Yarrow and detailed some of the potential deal execution risks. VYNE management and representatives of LifeSci Capital also provided an update on the non-binding indication of interest received from Party J. VYNE management informed the Board pursuant to the offer by Party J to acquire VYNE in a stock-for-stock transaction for $0.40 per share, representing an approximately 7% premium to VYNE’s then 30-day VWAP of $0.37. Pursuant to the proposed offer by J, VYNE stockholders would receive publicly traded stock of Party J in exchange for their VYNE stock. The term sheet also contemplated the continued development of VYN202 post-closing in exchange for royalty economics to Party J. VYNE management informed the VYNE board of directors that the Party J transaction was not expected to provide as much deal value to VYNE stockholders as the Yarrow transaction when taking into account the overall consideration to be provided by Yarrow, including the cash dividend, and that there was added deal uncertainty and time associated with negotiating the royalty economics for Party J. Following an extensive discussion, the VYNE board of directors authorized VYNE to continue discussions with Yarrow. The VYNE board of directors also approved the engagement of LifeSci Capital to advise on a potential transaction with Yarrow.

From November 5, 2025 until the signing of the Merger Agreement, VYNE and Yarrow continued to conduct due diligence on one another on a non-exclusive basis. Representatives of Wedbush and Yarrow continued to review VYNE’s financial model, seeking clarity on VYNE’s additional spend related to its development programs, capitalization and planned share issuances. VYNE continued to seek additional information on the timing for Yarrow’s clinical and regulatory programs, the signing of Yarrow’s license agreement and the progress and proposed terms of Yarrow’s pre-closing financings.

On November 6, 2025, representatives of Party G confirmed via email to representatives of VYNE that they were not interested in moving forward on discussions for VYN202 at that time, pending a review of the data from a completed dog toxicology study.

On November 7, 2025, VYNE signed an engagement letter providing that LifeSci Capital would work exclusively as its financial advisor with respect to a potential strategic transaction. In addition, LifeSci Capital provided customary disclosures regarding any potential conflicts of interest.

Later on November 12, 2025, VYNE entered into a Joinder to the Confidentiality Agreement between Yarrow’s licensing partner Changchun Genescience Pharmaceutical Co., Ltd. (“GenSci”) and RTW. Pursuant to the joinder, VYNE agreed not to disclose or use any of GenSci’s confidential information or disclose the terms of the proposed license agreement between Yarrow and GenSci.

On November 13, 2025, Cooley received the initial draft of the Merger Agreement and financing documents from Yarrow’s legal counsel at Gibson, Dunn & Crutcher LLP (“Gibson Dunn”). Among the main matters that were later discussed with the VYNE Board were the components related to the valuation of the respective companies for purposes of calculating the exchange ratio, including the effect of Yarrow’s pre-closing financings on each company’s valuation, the financing closing condition, the amount of VYNE’s net cash that VYNE would be able to distribute to its legacy stockholders prior to closing and the triggers for each party’s termination rights, including when Yarrow would be required to pay a termination fee and the size of such fee.

From November 13, 2025 until December 17, 2025, VYNE and Yarrow continued to negotiate the terms of the Merger Agreement, and Cooley and Gibson Dunn continued to exchange mark-ups to the Merger Agreement, forms of support agreement and lock-up agreement, and financing documents. In parallel, Yarrow continued to negotiate its license for YB-101 with GenSci.

During the same period, VYNE continued to engage in discussions with Party J.

In late November, VYNE’s chief legal officer received an in-bound inquiry from an investment fund (“Party O”) regarding a potential reverse merger transaction with a newly-formed private company.

On December 1, 2025, VYNE and Party O entered into a mutual confidentiality agreement which included a mutual one-year standstill provision, with customary fall-away provisions, that did not prevent either party from making a confidential proposal to the other party’s board of directors.

On December 2, 2025, VYNE’s chief executive officer and chief legal officer had a video conference with a representative from Party O, pursuant to the mutual confidentiality agreement between VYNE and Party O, to discuss a transaction structure involving an asset that Party O could acquire in several months. The representative from Party O also mentioned that Party O would like to discuss a transaction with VYNE to support the development of the newly-acquired asset. VYNE informed the representative of Party O that such a transaction could be difficult to support due to the timing concerns and lack of deal certainty.

On December 6, 2025, representatives of LifeSci Capital provided VYNE management with an initial draft of its relationship disclosure which included disclosure that LifeSci Venture Partners (“LifeSci Venture Partners”), an affiliate of LifeSci Capital, was expecting to participate as an investor in the Yarrow private placement financings. LifeSci Capital was requested to expand its relationship disclosure to include RTW and details of the LifeSci Venture Partners investment.

On December 12, 2025, VYNE convened its annual stockholder meeting at which VYNE elected directors, ratified its auditors and approved a “say-on-pay” vote. VYNE also convened a board meeting with VYNE management and representatives of Cooley following the stockholder meeting on December 12 to provide an update on its negotiations with Yarrow and the status of its strategic review generally. VYNE management then provided an update on Yarrow’s license agreement with GenSci. VYNE management also gave an update on the deal terms agreed to date with Yarrow, and representatives from Cooley provided a summary of the key changes to the transaction documents, noting that the documents were in near-final form. Representatives from Cooley noted that the terms of the Merger Agreement were meaningfully better for VYNE than initially proposed, that VYNE was able to obtain agreement on additional triggers to the payment of a reverse termination fee by Yarrow, a higher reverse termination fee and the removal of the financing contingency. LifeSci Capital did not attend this meeting. VYNE’s chief executive officer then committed to provide an update to the VYNE board of directors on the status of the Yarrow’s license agreement with GenSci, and on the potential merger, after the weekend. VYNE’s chief executive officer also informed the Board that VYNE was continuing to explore other strategic alternatives in the meantime.

On December 15, 2025, Yarrow’s chief executive officer informed VYNE’s chief executive officer that Yarrow had entered into a licensing agreement with GenSci. Yarrow’s chief executive officer also noted that it had secured its financing syndicate, which committed a total of $100.0 million in a Series A preferred stock financing that would sign concurrently with the signing of the Merger Agreement and an additional $100.0 million in subscriptions from the same consortium in a pre-closing financing that would fund just prior to the closing of the Merger, for a total of $200.0 million. Yarrow’s chief executive officer informed VYNE’s chief executive officer that RTW and Yarrow were targeting Wednesday, December 17, 2025 to announce the Merger with VYNE. The parties continued to finalize the transaction documents in preparation for the deal announcement. Clinical and regulatory information on YB-101, including information previously provided to Yarrow by GenSci (which did not include financial information from GenSci, either general or related to YB-101), were then made available in the data room for VYNE’s confirmatory diligence, as well as a copy of the final version of GenSci License Agreement, drafts of which were previously provided in the data room by Yarrow. VYNE did not receive or consider data or financial information from GenSci directly.

On December 15, 2025, VYNE’s chief executive officer sent an email to the VYNE board of directors to convene a special meeting of the VYNE board of directors. He informed the VYNE board of directors that Yarrow had signed a license agreement with GenSci and secured private placement commitments from several investors including RTW, OrbiMed, Janus, venBio Partners, Logos Capital, LifeSci Venture Partners and Perceptive Advisors. He then noted that LifeSci Capital, VYNE’s financial advisor, would present its financial analysis of the deal and a fairness opinion, and attached LifeSci Capital’s financial analysis materials.

Later on December 15, 2025, LifeSci Capital provided an updated relationship disclosure to VYNE management that specified that, since January 1, 2023, LifeSci had not been engaged on a fee-paying basis by, nor received any fees from, RTW, and indicated that an affiliate of LifeSci Capital would be participating as an investor in Yarrow’s financings, and specified the amount of LifeSci Venture Partners’ participation in the Series A Financing and Yarrow Pre-Closing Financing which VYNE’s chief legal officer distributed in a separate email to the VYNE board of directors prior to the VYNE board meeting planned on December 16, 2025, along with a copy of LifeSci Capital’s financial analysis materials and form of fairness opinion that highlighted that an affiliate of LifeSci Capital would be participating in the Yarrow Pre-Closing Financing.

On December 16, 2025, the VYNE board of directors held a meeting, which was attended by VYNE senior management and representatives of both Cooley and LifeSci Capital. VYNE senior management reviewed the status of its negotiations with the various potential strategic parties to date, including with Yarrow. VYNE senior management also re-informed the VYNE board of directors that Yarrow had entered into its license agreement with GenSci on December 15, 2025 and that Yarrow wished to announce a merger transaction with VYNE the following day on December 17, 2025. VYNE senior management reviewed with the VYNE board of directors the strategic options available for VYNE again, noting that, other than the transaction with Yarrow, the only other viable transaction that remained on the table was the stock-for-stock transaction proposed by Party J, which, as structured, would provide less deal value and less deal certainty to VYNE stockholders than the Yarrow transaction. The potential transaction with Party O was eliminated as a potential strategic alternative transaction because, among other things, Party O had not yet acquired or financed the asset it wished to acquire and combine with VYNE. VYNE management also reviewed the option of a traditional liquidation again, which could involve a distribution of between $13.0 million and $17.0 million, discounted to a present value of $12.0 million to $14.0 million over an expected 3-year liquidation period, with an initial distribution in the fourth financial quarter of 2026, and no value to VYNE stockholders for VYNE’s corporate listing. VYNE’s chief executive officer then reiterated VYNE’s difficulty in raising money for VYN202 at this time, noting that results of the dog toxicology study are not expected to be completed until the second half of 2026, with a final report expected in the fourth quarter of 2026. VYNE management recommended that the VYNE board of directors approve the reverse merger transaction with Yarrow because it would provide an opportunity to deliver near-term value to stockholders in a cash dividend (approximately $14.5 million to $16.5 million), including a “ticking fee” of up to $5.0 million, plus it would maximize the value of VYNE’s public listing ($8.5 million), which would provide potential upside in Yarrow for VYNE stockholders. VYNE management noted that the midpoint of the total deal value range ($23.0 million to $25.0 million) represents an implied 48% premium to the stock price as of December 12, 2025 and greater than a 71% premium to liquidation.

Representatives from Cooley then reviewed the VYNE board of directors’ fiduciary duties under Delaware law and related process considerations in approving the strategic transaction with Yarrow, including the importance of monitoring and disclosing to the VYNE board of directors any potential conflicts of interest that could arise in connection with the transaction. Representatives from Cooley detailed the specific terms of the Merger Agreement and the forms of the support agreement and lock-up agreement for directors and officers of each of VYNE and Yarrow. The participants then discussed the status of the Yarrow private placements, noting that the size of the financing was $100.0 million in the Series A financing, which was expected to close shortly after announcement of the Merger, and $100.0 million in the pre- closing financing, which was expected to close just prior to the closing of the Merger, and the relative valuations expected for VYNE stockholders and for Yarrow stockholders in the combined company.

VYNE’s chief executive officer informed the VYNE board of directors that the private placement was secured from several investors including RTW, OrbiMed, Janus, venBio Partners, Logos Capital, LifeSci Venture Partners and Perceptive Advisors, which the VYNE board of directors acknowledged as a premier group. The participants then reviewed Yarrow’s technology, pipeline and clinical plans for YB-101. They also reviewed Yarrow’s planned timelines and Yarrow’s stated financial position. Financial data from GenSci was not included in the materials that were reviewed, as Yarrow had not received or been given access to any such financial data. Following this discussion, VYNE’s chief executive officer invited LifeSci Capital to discuss its financial analysis of the transaction. LifeSci Capital reminded the VYNE board of directors of material features of the strategic process to date and discussed with the VYNE board of directors that the exchange ratio in the Merger Agreement, which provided for an approximate 97% and 3% ownership split for the Yarrow and VYNE equity holders in the post-closing company, respectively, was based on an assumed $8.5 million valuation for VYNE (assuming net cash of $0), $30.0 million valuation for Yarrow, and $242.9 million valuation for new investors. Yarrow would also determine the post-closing board of directors and management composition of the combined company.

Representatives of LifeSci Capital referred to its previously circulated materials, including its updated relationship disclosure to the VYNE board of directors, which included disclosure that, as the VYNE board of directors had been previously informed by VYNE management by email ahead of the board meeting on December 16, 2025, LifeSci Venture Partners, an affiliate of LifeSci Capital, would be purchasing $10 million, or 2,024,291 shares, of Yarrow Preferred Stock in the Series A Financing and $10 million of shares of Yarrow Common Stock and/or Yarrow Pre-Funded Warrants in the Pre-Closing Financing.

LifeSci Capital also provided its financial analysis with respect to VYNE, Yarrow and the proposed terms of the Merger. In addition, the VYNE board of directors reviewed and discussed the cash dividend of VYNE’s net cash, estimated at approximately $14.5 million to $16.5 million based on an updated estimated closing cash forecast and with the benefit of the “ticking fee”, that would be declared and paid to VYNE stockholders prior to the consummation of the Merger and the premium to market and to liquidation represented by the total deal value.

Thereafter, at the request of the VYNE board of directors, LifeSci Capital rendered to the VYNE board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 16, 2025, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by LifeSci Capital in preparing its opinion, the exchange ratio proposed to be paid by VYNE pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to VYNE. For a detailed discussion of LifeSci Capital’s opinion, please see heading titled “The Merger — Opinion of VYNE’s Financial Advisor” beginning on page 136 of this proxy statement/prospectus.

After discussion, based on the factors cited in “The Merger — VYNE’s Reasons for the Merger” beginning on page 130 of this proxy statement/prospectus, the VYNE board of directors (excluding Ms. Sandoval Little, who was not present at the meeting): (a) determined that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of VYNE and its stockholders, (b) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of shares of VYNE capital stock to the stockholders of Yarrow pursuant to the terms of the Merger Agreement, and (c) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of VYNE vote to approve the Merger Agreement and the issuance of VYNE Common Stock to Yarrow stockholders in connection with the contemplated transactions and the change of control of VYNE resulting from the contemplated transactions, in each case pursuant to the Nasdaq rules, including all transactions contemplated by and in connection with the Merger Agreement. Following the meeting, VYNE’s chief executive officer reviewed the transaction with Ms. Sandoval Little via teleconference, and thereafter the full VYNE board of directors confirmed approval of the Merger and the contemplated transactions in a unanimous written consent dated December 16, 2025.

On December 17, 2025, the respective parties executed the Merger Agreement, the support agreement and the lock-up agreements.

On December 17, 2025, prior to the opening of trading on Nasdaq, VYNE and Yarrow issued a joint press release announcing entry into the Merger Agreement. VYNE also filed a current report on Form 8-K with the SEC announcing, among other things, the execution of the Merger Agreement and the contemplated transactions.

VYNE’s Reasons for the Merger

During the course of its strategic review and its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, the VYNE board of directors held numerous meetings, consulted with VYNE management, VYNE’s outside legal counsel and financial advisors, and reviewed, discussed and assessed VYNE’s opportunities. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the VYNE board of directors considered a number of factors that it viewed as supporting its decision, including:

●	the financial condition and prospects of VYNE and the risks associated with continuing to operate VYNE on a stand-alone basis, particularly in light of the then-current and historical trading prices of VYNE Common Stock, and the possibility that VYNE common stock could be delisted from Nasdaq and only trade through the over-the-counter markets, if at all;
●	the belief that VYNE would have difficulty raising a sufficient amount of additional capital to continue funding the development of its assets as a standalone company in light of VYNE’s announcement in July 2025 that its lead product repibresib gel (“repibresib” or “VYN201”) did not meet its primary endpoint in a Phase 2b clinical trial, the FDA’s issuance of a clinical hold on VYNE’s Phase 1b trial for VYN202 and VYNE’s decision to discontinue the Phase 1b clinical trial for VYN202, and the significant turnover in VYNE’s stockholder base following these announcements;
●	the belief that remaining a standalone company was not reasonably likely to generate greater value than a strategic transaction in light of the uncertainty in generating successful toxicology data for VYN202 and raising a sufficient amount of capital to enable the continued clinical development of the asset;
●	the comprehensive and thorough process of reviewing and analyzing potential strategic alternatives, such as attempting to further advance the development of VYN202, entering into a licensing, sale or other strategic agreement related to repibresib or VYN202 sufficient to fund continuing operations, combining with other potential strategic transaction candidates in a reverse merger or otherwise;
●	the belief that the Merger is more favorable to VYNE stockholders than the potential value that might have resulted from remaining a standalone company or entering into other strategic alternatives available to VYNE, including a stock-for-stock acquisition at a discount to the current transaction, a cash tender offer at a discount to net cash value and a liquidation and dissolution of VYNE and the distribution of any available cash;
●	the belief that a liquidation and dissolution was not reasonably likely to create greater value for VYNE stockholders than a strategic alternative transaction based on, among other things, the need to hold back a meaningful amount of VYNE’s current cash balance for over a year to cover current and potential future liabilities, including those triggered by a liquidation strategy, and the lack of value ascribed to VYNE’s public listing or its assets in a liquidation since repibresib and VYN202 would revert to the licensor;

●	the Merger would provide VYNE existing stockholders an opportunity to participate in the potential growth of the Combined Company following the Merger, which will focus on Yarrow’s product candidates, while also receiving a cash payment on account of the Cash Dividend;
●	the belief that the $8.5 million enterprise value ascribed to VYNE would provide the existing VYNE stockholders with value for VYNE’s public listing, and afford the VYNE stockholders an opportunity to participate in the potential growth of the Combined Company following the Merger at the negotiated exchange ratio;
●	the belief that, as a result of arm’s length negotiations with Yarrow, VYNE and its representatives negotiated the highest exchange ratio to which Yarrow was willing to agree and that the other terms of the Merger Agreement include the most favorable terms to VYNE in the aggregate to which Yarrow was willing to agree;
●	the positive view, based on the scientific, regulatory and technical due diligence conducted by VYNE’s management and advisors, of the regulatory pathway for, and potential market opportunity of, Yarrow product candidates, which will be the focus of the Combined Company;
●	the expected cash balances of the Combined Company as of the closing of the Merger resulting from the cash Yarrow currently holds and the expected gross proceeds of no less than approximately $100.0 million from the Yarrow Pre-Closing Financing, which will precede the closing of the Merger;
●	the view, following a review with VYNE’s management and advisors of Yarrow’s current development and clinical trial plans, of the likelihood that the Combined Company would possess sufficient cash resources at the closing of the Merger, or have access to sufficient resources, to fund continued development of Yarrow’s product candidates through upcoming value inflection points;
●	the prospects of and risks associated with the other strategic parties that made proposals for a strategic transaction with VYNE based on the scientific, technical, financial, legal and other due diligence conducted by VYNE’s management and advisors;
●	the ability of the VYNE board of directors to respond to unsolicited acquisition proposals that third parties may make before VYNE stockholders approve the Merger, including the VYNE board of directors’ ability to change its recommendation regarding the Merger and (subject to payment of the breakup fee described elsewhere in this proxy statement/prospectus) terminate the Merger Agreement in response to a superior proposal;
●	the Combined Company will be led by an experienced management team and an experienced board of directors; and
●	the opinion of LifeSci Capital that, as of December 16, 2025, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in its written opinion, the Exchange Ratio to be paid by VYNE pursuant to the Merger Agreement was fair, from a financial point of view, to VYNE. For more information, please see the section of this proxy statement/prospectus titled “— Opinion of VYNE’s Financial Advisor” and the full text of the written opinion attached as Annex F to this proxy statement/prospectus, which is incorporated by reference in this proxy statement/prospectus in its entirety.

In reviewing the Merger Agreement and the contemplated transactions, the VYNE board of directors also reviewed the terms of the Merger Agreement and related transaction documents, including those described below, and concluded that the terms of the Merger Agreement and related transaction documents, in the aggregate, were fair to and in the best interests of VYNE and its stockholders under the circumstances:

●	the calculation of the Exchange Ratio, closing net cash and the estimated number of shares of VYNE Common Stock to be issued in the Merger, including that the valuation of VYNE under the Merger Agreement would be reduced to the extent that VYNE’s closing net cash is less than $0, which would result in a decrease in the ownership of the pre-Merger VYNE stockholders in the Combined Company;

●	the number and nature of the conditions to VYNE’s and Yarrow’s respective obligations to complete the Merger and the likelihood that the Merger will be completed on a timely basis, as more fully described below under the caption “The Merger Agreement — Conditions to the Completion of the Merger,” beginning on page 173 of this proxy statement/prospectus;
●	the respective rights of, and limitations on, VYNE and Yarrow under the Merger Agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances, and the limitations on the board of directors of each party to change its recommendation in favor of the Merger, as more fully described below under the caption “The Merger Agreement — Non-Solicitation,” beginning on page 169 of this proxy statement/prospectus;
●	the potential termination fee of $1 million, which would become payable by VYNE to Yarrow, or from Yarrow to VYNE, if the Merger Agreement is terminated in certain circumstances, as more fully described below under the caption “The Merger Agreement — Termination and Termination Fee,” beginning on page 174 of this proxy statement/prospectus;
●	the lock-up agreements, pursuant to which certain stockholders of VYNE and certain stockholders of Yarrow have, subject to certain exceptions, agreed not to transfer their shares of the Combined Company common stock during the period of 180 days following the completion of the Merger, as more fully described below under the caption “Agreements Related to the Merger — Lock-Up Agreements,” beginning on page 177 of this proxy statement/prospectus; and
●	the support agreements, pursuant to which certain stockholders of VYNE and Yarrow, respectively, have agreed, solely in their capacities as stockholders, to vote their shares of VYNE Common Stock or Yarrow Common Stock, respectively, in favor of the proposals submitted to them in connection with the Merger and against any alternative acquisition proposals as more fully described in “Agreements Related to the Merger — Support Agreements,” beginning on page 177 of this proxy statement/ prospectus.

In the course of its deliberations, the VYNE board of directors also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

●	the $1 million termination fee payable by VYNE upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative acquisition that may be more advantageous of VYNE’s stockholders;
●	the substantial expenses to be incurred by VYNE in connection with the Merger;
●	the prohibition on VYNE to solicit alternative acquisition proposals during the pendency of the Merger;
●	the possible volatility of the trading price of VYNE Common Stock resulting from the announcement, pendency or completion of the Merger;
●	the risk that the Merger might not be consummated in a timely manner or at all and the potential effect of the public announcement of the Merger or the failure to complete the Merger on the reputation of VYNE;
●	the scientific, technical, regulatory and other risks and uncertainties associated with development and commercialization of Yarrow’s product candidates; and
●	the various other risks associated with the Combined Company and the proposed transaction, including those described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” beginning on pages 27 and 112, respectively, of this proxy statement/ prospectus.

The foregoing information and factors considered by the VYNE board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the VYNE board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the VYNE board of directors did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the VYNE board of directors may have given different weight to different factors. The VYNE board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, VYNE’s management, outside legal counsel and financial advisor, and considered the factors overall to be favorable to, and to support, its determination.

VYNE Liquidation Analysis

In connection with the evaluation of the Merger by the VYNE board of directors, VYNE management prepared an analysis with respect to the estimated value of the liquidation or dissolution of VYNE as a potential alternative to the Merger, including for such purposes VYNE’s estimated cash position at the time of the potential dissolution or liquidation, VYNE’s estimated expenses in connection with any such liquidation or dissolution, and the amount of cash available to be distributed to VYNE’s stockholders in connection with any such proposed future dissolution or liquidation (the “Liquidation Analysis”). Although the Liquidation Analysis assumes that the entirety of the VYNE cash balance at the time of the dissolution or liquidation would be available for distribution to VYNE’s stockholders, it is unlikely that the entirety of such cash balance would be available at the time of an actual dissolution or liquidation due to the requirements of applicable law.

The inclusion of the Liquidation Analysis should not be deemed an admission or representation by VYNE or any of its officers, directors, affiliates, advisors, or other representatives with respect to the accuracy of the Liquidation Analysis. The Liquidation Analysis is not included to influence your views on the Merger, the Merger Agreement and the transactions contemplated thereby and is summarized in this proxy statement/prospectus solely to provide stockholders access to certain information considered by the VYNE board of directors in connection with its evaluation of the Merger, the Merger Agreement and the transactions contemplated thereby and was provided to its financial advisor. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of VYNE do not purport to be appraisals or reflect the prices at which shares of VYNE Common Stock may actually be valued or trade, either before or after the consummation of the Merger.

The Liquidation Analysis was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither the independent registered public accounting firm of VYNE nor any other independent accountant has audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of VYNE nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this proxy statement/prospectus.

The Liquidation Analysis includes estimates of cash and of certain expenditures, which for the purpose of the Liquidation Analysis were not calculated in accordance with GAAP. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed reverse merger transaction such as the Merger if the disclosure is included in a document such as this proxy statement/prospectus to comply with requirements under state laws, including case law.

In light of the foregoing factors and the uncertainties inherent in estimated cash balances, stockholders are cautioned not to place undue reliance, if any, on the Liquidation Analysis.

The below summary of the Liquidation Analysis is subject to the statements above, and it represents VYNE management’s estimates of VYNE’s cash which may be distributed to stockholders as permitted under applicable law pursuant to a plan of dissolution.

Key assumptions underlying the Liquidation Analysis included: (i) that the VYNE board of directors began the path to dissolution in December 2025 and that the effective date of dissolution would occur approximately four months later; (ii) that the initial distribution of VYNE’s net cash would be made in the fourth quarter of financial year 2026 and the final cash distribution to stockholders, if any, would be made approximately three years later; (iii) that VYNE would have approximately $13.0 to $17.0 million in cash, after deducting costs and expenses, including legal fees, the fees payable to VYNE’s strategic financial advisor, accounting fees, employee retention bonuses, severance and benefits, insurance expenses and other transaction-related costs, with no adjustments for taxes; and (iv) approximately 42.9 million total shares of VYNE Common Stock outstanding on a fully-diluted basis, excluding out-of-money and unvested equity, as of December 2025. The analysis resulted in an estimated cash distribution per share in total of $0.30 to $0.40 per share with a portion of cash distributed to stockholders in the fourth quarter of financial year 2026 and the final cash distribution to stockholders approximately three years later. VYNE further calculated the present value of the initial cash distribution and final cash distribution to the respective distribution periods, resulting in a total present value of distributions of approximately $12 to $14 million or $0.27 to $0.33 per share.

Yarrow’s Reasons for the Merger

In the course of reaching its decision to approve the Merger and the Yarrow Pre-Closing Financing, the Yarrow board of directors held numerous meetings, consulted with Yarrow’s senior management, legal counsel and financial advisors, and considered a wide variety of factors. Ultimately, the Yarrow board of directors concluded that a merger with VYNE, together with the additional financing committed from the Yarrow Pre-Closing Financing, was the best option to generate capital resources to support the advancement of Yarrow’s pipeline and fund the Combined Company.

Additional factors the Yarrow board of directors considered included the following (which factors are not necessarily presented in any order of relative importance):

●	the Merger will potentially expand the access to capital and the range of investors available as a public company to support the clinical development of Yarrow’s pipeline, compared to the capital and investors Yarrow could otherwise gain access to if it continued to operate as a privately-held company;
●	the Yarrow Pre-Closing Financing will generate capital resources to fund the Combined Company;
●	the potential benefits from increased public market awareness of Yarrow and its pipeline;
●	the historical and current information concerning Yarrow’s business, including its financial performance and condition, operations, management and preclinical data;
●	the competitive nature of the industry in which Yarrow operates;
●	the Yarrow board of directors’ fiduciary duties to Yarrow stockholders;
●	the Yarrow board of directors’ belief that no alternatives to the Merger, together with the additional financing committed from the Yarrow Pre-Closing Financing, were reasonably likely to create greater value for Yarrow stockholders, after considering the various financing and other strategic options to enhance stockholder value that were considered by the Yarrow board of directors;
●	the Yarrow board of directors’ expectation that the Merger, together with the additional financing committed from the Yarrow Pre-Closing Financing, would be a higher probability and more cost-effective means to access capital than other options considered, including an initial public offering;
●	the expected operations, management structure and operating plans of the Combined Company (including the ability to support the Combined Company’s current and planned preclinical studies and planned clinical trials);
●	the business, history, operations, financial resources, assets, technology and credibility of VYNE;
●	the availability of appraisal rights under the DGCL to holders of Yarrow capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Yarrow capital stock as determined by the Delaware Court of Chancery;
●	the terms and conditions of the Merger Agreement, including the following:
●	the determination that the expected relative percentage ownership of VYNE stockholders and Yarrow stockholders in the combined organization was appropriate, based on the Yarrow board of directors’ judgment and assessment of the approximate valuations of VYNE (including the value of the Net Cash VYNE is expected to provide to the combined organization) and Yarrow (including the value of the amount of proceeds from the Yarrow Pre-Closing Financing);
●	the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the Yarrow stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes with respect to the Merger;
●	the limited number and nature of the conditions of the obligation of VYNE to consummate the Merger;
●	the rights of Yarrow under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Yarrow receive a superior offer;
●	the rights of Yarrow under the Merger Agreement to effect a change in recommendation in favor of the Merger as a result of a material development or change in circumstances (i.e., applicable Intervening Events);
●	the conclusion of the Yarrow board of directors that the potential termination fees payable by VYNE or Yarrow to the other party, and the circumstances when such fee may be payable, were reasonable; and
●	the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;
●	the issuance of (i) shares of VYNE Common Stock to Yarrow stockholders, including shares of VYNE Common Stock issued in exchange for shares of Yarrow Common Stock sold in the Yarrow Pre-Closing Financing and shares of VYNE Common Stock underlying the VYNE Pre-Funded Warrants to be issued in exchange for Yarrow Pre-Funded Warrants and existing shares of Yarrow Capital Stock, as applicable, and (ii) the VYNE Pre-Funded Warrants in exchange for Yarrow Pre-Funded Warrants will be registered on a Form S-4 registration statement;
●	the shares of VYNE Common Stock issued to Yarrow stockholders, including shares of VYNE Common Stock issued in exchange for shares of Yarrow Common Stock sold in the Yarrow Pre- Closing Financing and shares of VYNE Common Stock underlying the VYNE Pre-Funded Warrants to be issued in exchange for Yarrow Pre-Funded Warrants and existing shares of Yarrow Capital stock, as applicable, will become freely tradable for Yarrow securityholders who are not affiliates of Yarrow and who are not parties to lock-up agreements;
●	the support agreements, pursuant to which certain directors, officers and stockholders of Yarrow and VYNE, respectively, have agreed, solely in their capacity as stockholders of Yarrow and VYNE, respectively, to vote all of their shares of Yarrow capital stock or VYNE Common Stock in favor of the adoption or approval, respectively, of the Merger Agreement;
●	the ability to obtain a Nasdaq listing and the change of the Combined Company’s name to Yarrow Biosciences, Inc. prior to or upon the Closing; and
●	the likelihood that the Merger will be consummated on a timely basis.

The Yarrow board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

●	the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of Yarrow and the ability of Yarrow to obtain financing in the future in the event the Merger is not completed;
●	the possibility that the Yarrow Pre-Closing Financing might not be completed or completed in accordance with the terms of the Securities Purchase Agreement and the potential adverse effect of the public announcement of the Yarrow Pre-Closing Financing on the reputation of Yarrow and the ability of Yarrow to obtain financing in the future in the event the Yarrow Pre-Closing Financing is not completed;

●	the Exchange Ratio used to establish the number of shares of VYNE Common Stock and/or VYNE Pre- Funded Warrants to be issued to Yarrow stockholders in the Merger is fixed, except for adjustments due to VYNE’s Net Cash balances, the amount of proceeds from the Yarrow Pre- Closing Financing and outstanding capital stock at Closing, and thus the relative percentage ownership of VYNE’s stockholders and Yarrow’s stockholders in the Combined Company immediately following the completion of the Merger is similarly fixed;
●	the potential reduction of VYNE’s Net Cash prior to the Closing;
●	the possibility that VYNE could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Merger or change its recommendation to approve the Merger upon certain events;
●	the risk that the Merger might not be consummated in a timely manner or at all, for a variety of reasons, such as the failure of VYNE to obtain the required stockholder vote or the failure of Yarrow to close the Yarrow Pre-Closing Financing, and the potential adverse effect on the reputation of Yarrow and the ability of Yarrow to obtain financing in the future in the event the Merger is not completed;
●	the costs involved in connection with completing the Merger, the time and effort of Yarrow senior management required to complete the Merger, the related disruptions or potential disruptions to Yarrow’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Yarrow, and related administrative challenges associated with combining the companies;
●	the additional expenses and obligations to which Yarrow’s business will be subject to following the Merger that Yarrow has not previously been subject to, and the operational changes to Yarrow’s business, in each case that may result from being a public company;
●	the fact that the representations and warranties in the Merger Agreement do not survive the Closing and the potential risk of liabilities that may arise post-Closing;
●	the risk that future sales of VYNE Common Stock by existing VYNE stockholders may cause the price of VYNE Common Stock to fall, thus reducing the potential value of VYNE Common Stock received by Yarrow stockholders following the Merger; and
●	various other risks associated with the combined organization and the Merger, including the risks described in the section titled “Risk Factors” beginning on page 27 of this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but is believed to include a summary of all of the material factors considered by the Yarrow board of directors in its consideration of the Merger Agreement, the Yarrow Pre-Closing Financing, and the transactions contemplated thereby. After conducting an overall analysis of these and other factors, including thorough discussions with, and questioning of, Yarrow’s senior management and legal counsel, the Yarrow board of directors concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. Based on this overall analysis of the factors described above, the Yarrow board of directors unanimously approved the Merger Agreement, the Merger, the Yarrow Pre-Closing Financing and the other transactions contemplated by the Merger Agreement.

Opinion of VYNE’s Financial Advisor

VYNE retained LifeSci Capital as financial advisor to the VYNE board of directors, in connection with the Merger and the Transaction. On December 16, 2025, at the request of the VYNE board of directors, LifeSci Capital rendered an oral opinion, subsequently confirmed by delivery of the LifeSci Capital Opinion dated December 16, 2025, to the VYNE board of directors, that the Exchange Ratio proposed to be paid by VYNE pursuant to the Merger Agreement was fair, from a financial point of view, to VYNE as of the date of the LifeSci Capital Opinion and based upon the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein. LifeSci Venture Partners, an affiliate of LifeSci Capital, has committed to purchase $10 million of shares of Yarrow Common Stock and Yarrow Pre-Funded Warrants in the Yarrow Pre-Closing Financing and previously purchased $10 million of shares of Yarrow Preferred Stock concurrently with the signing of the Merger Agreement. As a result, LifeSci Capital could be viewed to have a conflict of interest because its affiliate has a financial interest in the consummation of the Merger and the Yarrow Pre-Closing Financing, which could create the appearance that its advice may be influenced by interests that differ from, or are in addition to, those of VYNE stockholders.

The full text of the LifeSci Capital Opinion is attached as Annex F to this proxy statement/prospectus and is incorporated by reference. VYNE encourages its stockholders to read the LifeSci Capital Opinion in its entirety for the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein. The summary of the LifeSci Capital Opinion set forth herein is qualified by reference to the full text of the LifeSci Capital Opinion. LifeSci financial advisory services and opinion were provided solely for the information and assistance of the VYNE board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The LifeSci Capital Opinion is not a recommendation to the VYNE board of directors or to any stockholder or any other person as to how to vote with respect to the proposed Merger or otherwise act with respect to the Transaction or any other matter.

Opinion of VYNE’s Financial Advisor

In connection with rendering the opinion described above and performing its related financial analyses, LifeSci Capital reviewed, among other things:

●	the draft of the Merger Agreement dated December 16, 2025 (referred to in this summary of LifeSci Capital’s opinion as the “Draft Merger Agreement”);
●	certain available research analyst reports for VYNE;
●	certain other communications from Yarrow and VYNE;
●	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Yarrow, including certain cash burn projections relating to Yarrow prepared by management of Yarrow which were based on Yarrow’s current operating plan, including assumptions regarding the timing and costs of planned clinical trials, IND-enabling activities, manufacturing and process development, planned headcount growth and costs associated with becoming a public company, and general and administrative expenses, and not any assumptions provided by VYNE or GenSci or based on VYNE’s or GenSci’s historical information, and furnished to LifeSci Capital by VYNE for purposes of LifeSci Capital’s analysis (collectively, referred to in this summary of LifeSci Capital’s opinion as the “Yarrow Internal Data”); and
●	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of VYNE (collectively, referred to in this summary of LifeSci Capital’s opinion as the “VYNE Internal Data”).

For purposes of rendering the LifeSci Capital Opinion, LifeSci Capital assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by LifeSci Capital for purposes of the LifeSci Capital Opinion and has, with VYNE’s consent, relied upon such information as being complete and accurate. In that regard, LifeSci Capital has assumed, at VYNE’s direction, that the Yarrow Internal Data (including, without limitation, Yarrow’s cash burn projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Yarrow as to the matters covered thereby and, that the VYNE Internal Data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of VYNE as to the matters covered thereby, and LifeSci Capital relied, at VYNE’s direction, on the Yarrow Internal Data and the VYNE Internal Data for purposes of its analysis and the LifeSci Capital Opinion. In addition, at VYNE’s direction, LifeSci Capital did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Yarrow or VYNE, nor was LifeSci Capital furnished with any such evaluation or appraisal, and LifeSci Capital was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Yarrow or VYNE. LifeSci Capital assumed, at VYNE’s direction, that the final executed Merger Agreement would not differ in any respect material to its analysis or the LifeSci Capital Opinion from the Draft Merger Agreement reviewed by LifeSci Capital. LifeSci Capital also assumed, at VYNE’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to LifeSci Capital’s analysis or the LifeSci Capital Opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to LifeSci Capital’s analysis or the LifeSci Capital Opinion. LifeSci Capital further assumed, at VYNE’s direction, that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. LifeSci Capital did not evaluate and did not express any opinion as to the solvency or fair value of Yarrow or VYNE, or the ability of Yarrow or VYNE to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. LifeSci Capital is not a legal, regulatory, tax or accounting advisor, and LifeSci Capital expressed no opinion as to any legal, regulatory, tax or accounting matters.

LifeSci Capital expressed no view as to, and the LifeSci Capital Opinion did not address, VYNE’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to VYNE or in which VYNE might engage. The LifeSci Capital Opinion was limited to and addressed only the fairness, from a financial point of view, as of the date thereof, to VYNE of the Exchange Ratio to be paid by VYNE pursuant to the terms of the Merger Agreement. For purposes of the LifeSci Capital Opinion, LifeSci Capital was not asked to, nor did LifeSci Capital express any view on, and the LifeSci Capital Opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of VYNE or any other party. In addition, LifeSci Capital expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of VYNE or any party, or class of such persons in connection with the Transaction, whether relative to the Exchange Ratio provided for pursuant to the Merger Agreement or otherwise. The LifeSci Capital Opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to LifeSci Capital as of, the date of the LifeSci Capital Opinion, and LifeSci Capital does not have any obligation or responsibility to update, revise or reaffirm the LifeSci Capital Opinion based on circumstances, developments or events occurring after the date thereof. LifeSci Capital’s opinion does not constitute a recommendation to any stockholder of VYNE or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

LifeSci Capital’s financial advisory services and its written opinion were provided solely for the information and assistance of the VYNE board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of the LifeSci Capital Opinion was approved by the LifeSci Capital LLC Fairness Opinion Committee.

The following is a summary of the material financial analyses delivered by LifeSci Capital to VYNE’s board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by LifeSci Capital, nor does the order of analyses described represent relative importance or weight given to those analyses by LifeSci Capital. The summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of LifeSci Capital’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 5, 2025 and is not necessarily indicative of current market conditions. Further, as the VYNE board of directors was aware, notwithstanding anything to the contrary set forth in this proxy statement/prospectus, neither VYNE nor Yarrow provided LifeSci Capital with, and LifeSci Capital did not otherwise have access to, financial forecasts regarding VYNE or Yarrow’s businesses, other than certain cash burn projections of Yarrow as prepared independently by Yarrow’s management, which indicated that Yarrow believes that the expected net proceeds from the Merger and the Yarrow Pre-Closing Financing will enable Yarrow to fund its operating expenses into 2028 and, accordingly, LifeSci Capital did not perform a discounted cash flow analysis or any multiples- based analyses with respect to either of VYNE or Yarrow. The full text of the written opinion of LifeSci Capital, dated December 16, 2025, which sets forth assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection with the opinion, is attached as Annex F.

Selected Comparable Public Company Analysis

LifeSci Capital selected for its analysis publicly traded biotech companies based on indications primarily focused on GD or TED, regardless of phase of development, and publicly traded biotech companies with indications primarily focused on immunology and inflammation (“I&I”) indications that are also in or have completed Phase 1 development, in each case as of December 5, 2025, and conducted a review of selected financial data for each such company. None of the companies are directly comparable to Yarrow but were chosen because their operations, therapeutic focus and phase of development, for the purposes of analysis, may be considered similar to certain operations of Yarrow. LifeSci Capital did not include any publicly traded biotech companies that did not satisfy the indication or phase of development criteria. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected public companies below:

Company	Lead Asset(s)	Phase of Development	Indication(s)
Immunovant Inc.	IMVT-1402 Batoclimab	Phase 2 Phase 2	Graves Disease Rheumatoid Arthritis SJD Myasthenia Gravis Chronic Inflammatory Demyelinating Polyneuropathy Lupus Graves Disease TED Myasthenia Gravis Chronic Inflammatory Demyelinating Polyneuropathy
Viridian Therapeutics, Inc.	Veligrotug (VRDN-001) VRDN-003	Phase 3 Phase 3	TED TED
Alumis Inc.	Lonigutamab Envudeucitinib	Phase 2 Phase 2 Phase 3	TED Lupus Psoriasis
Jade Biosciences, Inc.	JADE-001	Phase 1	IgAN / Other I&I
Kalaris Therapeutics, Inc.	TH103	Phase 1	Neovascular AMD
Forte Biosciences, Inc.	FB102	Phase 1 Complete	Celiac disease

Based on its review of the applicable metrics for each of the selected public companies, LifeSci Capital calculated the equity value (using the treasury stock method for outstanding dilutive securities) and enterprise value (calculated, on a diluted basis, as equity value less cash plus the book value of debt, preferred stock and non-controlling interest). For purposes of this analysis, LifeSci Capital utilized information regarding the selected public companies obtained from filings with the SEC, the CapitalIQ and EvaluatePharma databases and other public sources as of December 5, 2025. The resulting mean and median financial data and 25th and 75th percentiles for the selected public companies were:

	Equity Value	Enterprise Value
	(Diluted, $M)	(Diluted, $M)
75th Percentile	3,246.5	2,784.4
Mean	1,809.9	1,503.4
Median	1,114.2	779.9
25th Percentile	523.8	389.2

LifeSci Capital used the 25th and 75th percentiles of the equity and enterprise values in the selected comparable public company analysis to calculate an implied equity value reference range for Yarrow of $523.8 million to $3,246.5 million, an implied enterprise value reference range for Yarrow of $389.2 million to $2,784.4 million and an implied exchange ratio reference range of 68.6896 to 428.4615 (rounded to the nearest four decimals), as compared to the implied equity and enterprise values of Yarrow in the Transaction of $272.9 million and $150.4 million, respectively, and the estimated implied exchange ratio of 35.8667 (rounded to the nearest four decimals).

Selected Comparable Initial Public Offerings Analysis

LifeSci Capital selected for its analysis the initial public offerings (“IPOs”) of biotech companies based on indications primarily focused on I&I indications in late-stage Preclinical or Phase 1 development at the time of such IPO, and which completed such IPO between 2021 and November 2025 and conducted a review of such IPOs. LifeSci Capital did not include any biotech companies that did not satisfy the indication, phase of development or time period criteria. LifeSci Capital analyzed the pre- money equity and enterprise values of the IPOs for the following selected companies:

Company	Lead Asset(s) at IPO	Phase of Development	Indication(s)
Pharvaris N.V.	PHA121	Phase I	HAE
DICE Therapeutics, Inc.	S011806	Phase I Ready	Psoriasis / other IL-17 mediated I&I indications
Third Harmonic Bio, Inc.	THB001	Phase I	Chronic Inducible Urticaria
Apogee Biosciences, Inc.	APG777	Phase I Ready	Atopic Dermatitis
Artiva Biotherapeutics, Inc.	AlloNK	Phase I	Lupus

Based on its review of the applicable metrics for each of the selected IPOs, LifeSci Capital calculated the pre-money equity value (using the treasury stock method for outstanding dilutive securities) and enterprise value (calculated, on a diluted basis, as pre-money equity value less cash at closing of the IPO plus the book value of debt, preferred stock and non-controlling interest). For purposes of this analysis, LifeSci Capital utilized information regarding the selected IPOs obtained from filings with the SEC, the Dealogic database and other public sources as of December 5, 2025. The resulting mean and median financial data and 25th and 75th percentiles for the selected IPOs were:

	Pre-Money Equity Value	Pre-Money Enterprise
	(Diluted, $M)	Value (Diluted, $M)
75th Percentile	501.7	383.2
Mean	410.5	334.2
Median	496.0	375.1
25th Percentile	415.2	375.1

LifeSci Capital used the 25th and 75th percentiles of the pre-money equity and enterprise values in the selected comparable IPO analysis to calculate an implied equity value reference range for Yarrow of $415.2 million to $501.7 million, an implied enterprise value reference range for Yarrow of $375.1 million to $383.2 million and an implied exchange ratio reference range of 54.4505 to 65.7636 (rounded to the nearest four decimals) as compared to the implied equity and enterprise values of Yarrow in the Transaction of $272.9 million and $150.4 million, respectively, and the estimated implied exchange ratio of 35.8667 (rounded to the nearest four decimals).

None of the companies in the selected IPOs have characteristics identical to Yarrow. Accordingly, an analysis of selected IPOs is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies in the selected IPOs and other factors that could affect the respective values of the companies and IPOs reviewed.

Analysis of Selected Comparable Alternative Go-Public Transactions

LifeSci Capital considered the financial terms of the following alternative go-public transactions involving biotech companies with lead assets focused on TED or Graves Disease, regardless of phase of development, which LifeSci Capital deemed relevant in its professional judgement due to among other things similarities, for purposes of its analyses, of the selected companies with Yarrow based on indication or phase of development. LifeSci Capital did not include any alternative go-public transactions that did not satisfy the indication or phase of development criteria. LifeSci Capital analyzed the selected private company’s implied pre-money equity value at the time of the transaction announcement and also reviewed the private company’s implied enterprise value (calculated, on a diluted basis, using the company’s implied pre-money equity value at time of announcement, plus the book value of debt, preferred stock and non-controlling interest less cash at the time of announcement). For purposes of this analysis, LifeSci Capital utilized information regarding the selected alternative go-public transactions obtained from filings with the SEC, the Dealogic database and other public sources as of December 5, 2025.

Closing Date	Surviving Company	Public Company	Lead Asset(s) at Reverse Merger	Phase of Development at Reverse Merger	Indication(s) at Reverse Merger
October 19, 2023	Tourmaline Bio, Inc.	Talaris Therapeutics, Inc.	TOUR006	Phase 2	TED atherosclerotic cardiovascular disease
October 30, 2020	Viridian, Inc.	miRagen Therapeutics, Inc.	VRDN-001	Phase 1	TED
December 19, 2019	Immunovant, Inc.	Health Sciences Acquisition Corp	IMVT-1401	Phase 2 Phase 2 Phase 2	Graves Disease Myasthenia Gravisautoimmune hemolytic anemia

The resulting mean and median financial data and 25th and 75th percentiles for the selected alternative go-public transactions were:

		Pre-Money Implied
	Private Co. Implied	Enterprise Value
	Pre-Money Valuation ($M)	(Diluted, $M)
75th Percentile	330.0	296.2
Mean	253.3	220.3
Median	230.0	143.4
25th Percentile	165.0	105.9

LifeSci Capital used the 25th and 75th percentiles of the pre-money equity value in the selected comparable alternative go-public transactions analysis to calculate an implied equity value reference range for Yarrow of $165.0 million to $330.0 million, an implied enterprise value reference range for Yarrow of $105.9 million to $296.2 million and an implied exchange ratio reference range of 21.6771 to 43.3813 (rounded to the nearest four decimals), as compared to the implied equity and enterprise values of Yarrow in the Transaction of $272.9 million and $150.4 million, respectively, and the estimated implied exchange ratio of 35.8667 (rounded to the nearest four decimals).

None of the alternative go-public transactions have characteristics identical to Yarrow or the Transaction. Accordingly, an analysis of selected alternative go-public transactions is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies in the alternative go-public transactions and other factors that could affect the respective values of the companies and alternative go-public transactions reviewed.

Analysis of Precedent Reverse Merger Transactions

LifeSci Capital selected for its analysis reverse merger transactions that were completed between January 1, 2024 and December 5, 2025 and considered the financial terms of such reverse merger transactions which LifeSci Capital deemed relevant in its professional judgement due to, among other things, similarities, for purposes of its analyses, of the selected biotech companies with VYNE in one or more respects. LifeSci Capital did not include any reverse merger transactions that did not satisfy the time period criteria. The financial data reviewed included public company cash at closing and value delivered for public vehicle net of cash. For purposes of this analysis, LifeSci Capital utilized information regarding the selected reverse merger transactions obtained from filings with the SEC, the CapitalIQ databases and other public sources as of December 5, 2025.

The selected reverse mergers for public companies having cash at closing less than $50 million and the resulting mean and median financial data and 25th and 75th percentiles were:

Date	Surviving Company	Public Company
April 15, 2025	Tvardi Therapeutics, Inc.	Cara Therapeutics, Inc.
April 28, 2025	Jade Biosciences, Inc.	Aerovate Therapeutics, Inc.
June 13, 2025	Crescent Biopharma, Inc.	GlycoMimetics, Inc.
December 13, 2024	Palvella Therapeutics, Inc.	Pieris Pharmaceuticals, Inc.
October 17, 2024	TuHURA Biosciences, Inc.	Kintara Therapeutics, Inc.
October 9, 2024	Wex Pharmaceuticals, Inc.	Virios Therapeutics, Inc.
September 3, 2024	Oruka Therapeutics, Inc.	ARCA biopharma, Inc.
August 12, 2024	Firefly Neurosciences, Inc.	WaveDancer, Inc.
April 1, 2024	Trawsfynydd Therapeutics, Inc.	Onconova Therapeutics, Inc.
March 26, 2024	Serina Therapeutics, Inc.	AgeX Therapeutics, Inc.
March 14, 2024	ImmunogenX	First Wave BioPharma, Inc.

	Public Co. Cash at	Value Delivered for Public
	Closing ($M)	Vehicle Net of Cash ($M)
75th Percentile	9.0	12.5
Mean	7.1	10.4
Median	4.0	10.0
25th Percentile	1.0	7.0

The selected reverse mergers for public companies having cash at closing greater than $50 million and the resulting mean and median financial data and 25th and 75th percentiles were:

Date	Surviving Company	Public Company
March 18, 2025	Kalaris Therapeutics, Inc.	AlloVir, Inc.
July 25, 2025	ImageneBio, Inc.	Ikena Oncology, Inc.
October 4, 2024	OnKure Therapeutics, Inc.	Reneo Pharmaceuticals, Inc.
June 20, 2024	Tectonic Therapeutic, Inc.	AVROBIO, Inc.
March 25, 2024	Q32 Bio, Inc.	Homology Medicines, Inc.
March 21, 2024	LENZ Therapeutics, Inc.	Graphite Bio, Inc.

	Public Co. Cash at	Value Delivered for Public
	Closing ($M)	Vehicle Net of Cash ($M)
75th Percentile	100.0	19.0
Mean	88.0	16.0
Median	100.0	15.5
25th Percentile	65.0	13.5

The selected reverse merger analysis indicated an implied value reference range for VYNE net of cash of (i) $7.0 million to $12.5 million for reverse merger transactions involving public companies having cash at closing less than $50.0 million and (ii) $13.5 million to $19.0 million for reverse merger transactions involving public companies having cash at closing greater than $50.0 million, as compared to the implied valuation of VYNE net of cash in the Transaction of $8.5 million.

None of the reverse merger transactions have characteristics identical to VYNE or the Transaction. Accordingly, an analysis of selected reverse merger transactions is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies in the reverse merger transactions and other factors that could affect the respective values of the companies and reverse merger transactions reviewed.

General

The preparation of a fairness opinion is a complex process and does not lend itself to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the LifeSci Capital Opinion. In arriving at its fairness determination, LifeSci Capital considered the results of all its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, LifeSci Capital made its determination as to fairness based on its experience and professional judgment after considering the results of all of its analyses.

LifeSci Capital prepared these analyses for purposes of LifeSci Capital providing its opinion to VYNE’s board of directors as to the fairness, from a financial point of view, of the Exchange Ratio to be paid by VYNE pursuant to the terms of the Merger Agreement. These analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold.

LifeSci Capital’s opinion to VYNE’s board of directors was one of many factors taken into consideration by VYNE’s board of directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by LifeSci Capital in connection with the LifeSci Capital Opinion and is qualified in its entirety by reference to the LifeSci Capital Opinion attached as Annex F.

LifeSci Capital is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, LifeSci Capital or its affiliates have been engaged to provide certain financial advisory or other services to VYNE from time to time and LifeSci Capital or its affiliates have received compensation and may in the future receive compensation from VYNE for such services. In the past two years, an affiliate of LifeSci Capital has received approximately $450,000 in fees in connection with an investor relations consulting services engagement with VYNE. In the past two years, neither LifeSci Capital nor its affiliates have been engaged to provide services to Yarrow or RTW Holdings VII, LLC (“RTW”), a significant stockholder of Yarrow, and LifeSci Capital has not received any compensation from Yarrow or RTW during such period. In connection with the Transaction, LifeSci Venture Partners, an affiliate of LifeSci Capital, participated as an investor in Yarrow’s Series A Financing investing an amount of $10.0 million to purchase shares of Yarrow Preferred Stock and is expected to participate as an investor in the Yarrow Pre-Closing Financing by investing an additional amount of $10.0 million to purchase shares of Yarrow Common Stock and Yarrow Pre-Funded Warrants in connection therewith. LifeSci Capital may provide investment banking and other services to or with respect to Yarrow or VYNE or their respective affiliates in the future, for which LifeSci Capital may receive compensation. Certain (i) of LifeSci Capital and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of LifeSci Capital affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, VYNE or any of its affiliates, or any other party that may be involved in the Transaction.

VYNE’s board of directors selected LifeSci Capital as its financial advisor because it is a research- driven investment banking firm that has substantial experience with respect to emerging life science and healthcare companies. Pursuant to an engagement letter agreement dated November 7, 2025, VYNE engaged LifeSci Capital to act as its financial advisor in connection with the contemplated transaction. The engagement letter between VYNE and LifeSci Capital provides for an aggregate fee of $500,000 (the “Closing Fee”), payable upon consummation of the Transaction, $250,000 of which became payable upon the delivery of the LifeSci Capital Opinion to the VYNE Board, and is fully creditable against the Closing Fee. In addition, VYNE has agreed to reimburse LifeSci Capital for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify LifeSci Capital against certain claims and liabilities arising out of LifeSci Capital’s engagement.

Interests of VYNE’s Directors and Executive Officers in the Merger

In considering the recommendation of the VYNE board of directors with respect to approving the Merger, stockholders should be aware that VYNE’s current directors and officers and certain former directors and executive officers who were directors and officers at the time of entry to the Merger Agreement have interests in the Merger that are different from, or in addition to, the interests of VYNE’s stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The VYNE board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that VYNE’s stockholders approve the Merger as contemplated by this proxy statement/ prospectus.

Ownership Interests

Certain material payments to the executives of VYNE are factored into the calculation of Net Cash as deductions, including any bonus, retention payments, including the Retention Bonuses (as defined below), severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that are due or payable to any director, officer, employee or consultant as a result of the consummation of the Transactions or any VYNE Legacy Transaction, together with any payroll taxes associated therewith. This includes compensation referred to as “golden parachute” compensation by the applicable SEC disclosure rules and is further discussed in greater detail in the section below titled “The Merger—Interests of VYNE Directors and Executive Officers in the Merger—Golden Parachute Compensation” page 147 of this proxy statement/prospectus. The amount of the pre-closing cash dividend payable to VYNE stockholders is directly affected by the amount of payments made to VYNE executives at Closing. Any increase in such payments will reduce Net Cash and, accordingly, reduce the aggregate amount of the pre-closing cash dividend.

As of April 17, 2026, VYNE’s current non-employee directors and executive officers beneficially owned, in the aggregate, approximately 1% of the shares of VYNE Common Stock, which for purposes of this subsection excludes any shares of VYNE Common Stock issuable upon exercise or settlement of VYNE Options or VYNE RSUs held by such individuals.

Treatment of VYNE Options

Under the terms of the Merger Agreement, (i) prior to the closing of the Merger, the VYNE board of directors will accelerate the vesting of all equity awards of VYNE then outstanding but not then vested or exercisable, regardless of whether requirements for performance based vesting have been met, and (ii) at the closing of the Merger, (a) each In-the-Money VYNE Option will be cancelled and such holder thereof will receive an amount in cash, without interest, less any applicable tax withholding, equal to the product obtained by multiplying the excess of the VYNE Closing Price over the exercise price per share of the VYNE Common Stock underlying such option by the number of shares of the VYNE Common Stock underlying such option, and (b) each Out-of-the-Money VYNE Option will be cancelled for no consideration.

VYNE estimates that the aggregate amount that would be payable, net of exercise price, to each of the individuals who are, or were at any point during the 2025 fiscal year, VYNE executive officers or VYNE non- employee directors, if they exercised their VYNE Options, whether vested or unvested, and immediately sold the VYNE Common Stock acquired upon exercise, is $0 and $25,568, respectively. The amounts above are determined using a per share VYNE Common Stock price of $0.6996, which is the average closing trading price of VYNE Common Stock over the first five business days following the first public announcement of the transactions contemplated by the Merger Agreement.

The table below sets forth information regarding the VYNE Options held as of April 17, 2026, before giving effect to any vesting acceleration provided for in the applicable option award agreement or the Merger Agreement, by each of the individuals who are, or were at any point during the 2025 fiscal year, VYNE’s executive officers and VYNE’s non-employee directors. The number of shares of VYNE Common Stock underlying such VYNE Options and the applicable exercise prices of such VYNE Options will be adjusted appropriately to reflect the proposed reverse stock split.

				Weighted
		Weighted		Average
	Number of	Average	Number of	Exercise
	Vested	Exercise Price	Unvested	Price of
	Options	of Vested	Options	Unvested
Participant	Held (#)	Options ($)	Held (#)	Options ($)
Executive Officers
David Domzalski	508,112	21.1451	758,438	2.6956
Iain Stuart	143,182	17.7416	231,094	2.7022
Mutya Harsch	142,735	16.1616	231,094	2.7022
Non-Employee Directors
Sharon Barbari	63,407	6.1631	20,000	0.3800
Steven Basta	69,317	48.5852	20,000	0.3800
Christine Borowski(1)	—	—	—	—
Anthony Bruno(1)	—	—	—	—
Patrick LePore	62,901	4.4041	20,000	0.3800
Elisabeth Sandoval Little	63,837	11.1939	20,000	0.3800
(1)	Dr. Borowski and Mr. Bruno resigned from the VYNE board of directors effective August 11, 2025 and August 13, 2025, respectively.

Treatment of VYNE Restricted Stock Units

Under the terms of the Merger Agreement, (i) prior to the closing of the Merger, the VYNE board of directors will accelerate the vesting of each outstanding and unvested VYNE RSU, and (ii) at the closing of the Merger each holder of an accelerated VYNE RSU will be entitled to receive a number of shares of VYNE Common Stock equal to the number of vested and unsettled shares underlying such VYNE RSU.

The table below sets forth information regarding the VYNE RSUs held as of April 17, 2026 before giving effect to any vesting acceleration provided for in the applicable VYNE RSU award agreement or in the Merger Agreement, by each of the individuals who are, or were at any point during fiscal year 2025, VYNE’s executive officers and VYNE’s non-employee directors, and the value of such VYNE RSUs based on a per share VYNE Common Stock price of $0.6996, which is the average closing trading price of VYNE Common Stock over the first five business days following the first public announcement of the transactions contemplated by the

Merger Agreement, prior to giving effect to the proposed reverse stock split. The aggregate value of such RSUs that will be subject to accelerated vesting is $261,287 based on a per share VYNE Common Stock price of $0.6996.

	Number of	Value of
	VYNE RSUs	VYNE
Participant	Held (#)	RSUs ($)
Executive Officers
David Domzalski	210,938	147,572
Iain Stuart	58,594	40,992
Mutya Harsch	58,594	40,992
Non-Employee Directors
Sharon Barbari	—	—
Steven Basta	—	—
Christine Borowski(1)	—	—
Anthony Bruno(1)	—	—
Patrick LePore	—	—
Elisabeth Sandoval Little	—	—
(1)	Dr. Borowski and Mr. Bruno resigned from the VYNE board of directors effective August 11, 2025 and August 13, 2025, respectively.

Potential Payments upon Termination or Change in Control

VYNE has entered into agreements with each of its NEOs in connection with his or her employment. These agreements set forth the terms and conditions of employment of each NEO, including base salary, target bonus and standard employee benefit plan participation. The following summaries of the compensation arrangements do not purport to be complete and are qualified in their entirety by reference to each agreement.

David Domzalski, President and Chief Executive Officer

The terms of Mr. Domzalski’s employment are governed by his Offer Letter, dated as of March 25, 2020. Mr. Domzalski’s annual base salary is currently $637,560. Mr. Domzalski is also eligible to receive an annual cash target bonus of 60% of his base salary, up to the maximum bonus opportunity allowable under the applicable annual bonus plan or program in effect from time to time (such maximum bonus opportunity currently being 200% of the target bonus), subject to the achievement of VYNE performance criteria determined by the VYNE board of directors or the compensation committee thereof.

Mr. Domzalski’s Offer Letter provides that if Mr. Domzalski’s employment is terminated by VYNE without Cause or he resigns for Good Reason (each as defined below), then, subject to his execution and non- revocation of a release of claims, Mr. Domzalski will be entitled to receive (i) a severance payment equal to 100% of his annual base salary then in effect, (ii) payment of COBRA premiums for healthcare plan continuation at active employee rates for 12 months following the date of termination and (iii) full accelerated vesting of all of outstanding and unvested stock options and restricted stock units on the date of termination, with such stock options remaining exercisable for 90 days following the date of termination.

If Mr. Domzalski’s employment is terminated by VYNE without Cause or he resigns for Good Reason, in each case, within 12 months following a Change in Control (as defined in VYNE’s 2019 Equity Incentive Plan (the “2019 Plan”)), then, subject to his execution and non-revocation of a release of claims, Mr. Domzalski will be entitled to receive (i) a severance payment equal to 1.5 times the sum of his base salary and target bonus for the year of termination, (ii) a prorated target annual bonus payment for the year of termination, (iii) payment of COBRA premiums for healthcare plan continuation at active employee rates for 18 months following the date of termination and (iv) full accelerated vesting of all of outstanding and unvested stock options and restricted stock units on the date of termination, with such stock options remaining exercisable for 90 days following the date of termination.

For purposes of Mr. Domzalski’s Offer Letter:

“Cause” means (1) the executive’s commission of an act of fraud or dishonesty in the course of his employment; (2) his indictment, conviction or entering of a plea of nolo contendere for a crime constituting a felony; (3) his gross negligence or willful misconduct in connection with his employment; (4) his willful and continued failure to substantially perform his duties; (5) his breach of any of the restrictive covenants; or (6) a material breach of this agreement or any other agreement, plan or arrangement by and between Mr. Domzalski and us or any of VYNE’s subsidiaries and affiliates or any of VYNE’s policies or those of VYNE’s subsidiaries and affiliates by Mr. Domzalski.

“Good Reason” means (i) a material diminution in his base salary or target bonus (provided that failure to earn a bonus equal to or in excess of the target bonus by reason of failure to achieve applicable performance goals shall not be deemed Good Reason); (ii) a material diminution of his position, responsibilities, duties or authorities from those in effect as of the effective date; (iii) any change in reporting structure such that he is required to report to someone other than the Board; (iv) any material breach by VYNE of its obligations under the Offer Letter; or (v) a change in his primary work location that increases his commute by more than 50 miles, in each case subject to certain notice and cure periods.

Iain Stuart, Chief Scientific Officer

The terms of Dr. Stuart’s employment are governed by his Offer Letter, dated as of March 7, 2022. Dr. Stuart’s annual base salary is currently $471,499. Dr. Stuart is also eligible to receive an annual target bonus of 40% of his annual base salary, up to the maximum bonus opportunity allowable under the applicable annual bonus plan or program in effect from time to time (such maximum bonus opportunity currently being 200% of the target bonus). His eligibility for such annual target bonus, and the amount of such annual target bonus, is subject to the achievement of corporate performance goals and his achievement of individual performance targets and milestone criteria, as determined by VYNE’s Chief Executive Officer, in accordance with VYNE’s bonus plan.

In the event of a termination of his employment without Cause (as defined in the 2019 Plan) or if he resigns for Good Reason, subject to Dr. Stuart’s execution of a release of claims, Dr. Stuart will receive (i) a lump sum severance payment equal to 75% of his base salary then in effect and (ii) payment of COBRA premiums for healthcare plan continuation at active employee rates for nine months following the date of termination, provided that VYNE’s obligation under clause (ii) shall terminate on the earlier of (x) the date on which he enrolls in a group health plan offered by another employer and (y) the date on which he is no longer eligible for continuation coverage under COBRA.

In addition, if Dr. Stuart’s employment is terminated by VYNE without Cause or if he terminates his employment with Good Reason within the twelve month period after a Change of Control, he will be entitled to receive a change of control payment equal to (i) one times the sum of his then current base salary plus his target bonus, (ii) his pro rata target bonus for the year of termination, and (iii) payment of COBRA premiums for healthcare plan continuation at active employee rates for 12 months following the date of termination, provided that VYNE’s obligation under clause (iii) shall terminate on the earlier of (x) the date on which he enrolls in a group health plan offered by another employer and (y) the date on which he is no longer eligible for continuation coverage under COBRA. In addition, in the event of such a termination, all of Dr. Stuart’s unvested stock options and restricted stock units will become fully vested.

For purposes of Dr. Stuart’s Offer Letter, “Good Reason” means: (i) a material reduction in his base salary; (ii) a material reduction in his target annual bonus opportunity; (iii) a relocation of his principal place of employment by more than 25 miles provided that such relocation increases his daily commute; or (iv) an adverse change in his position, including title, reporting relationship(s), authority, duties or responsibilities, in each case subject to certain notice and cure periods.

Mutya Harsch, Chief Legal Officer, General Counsel and Secretary

The terms of Ms. Harsch’s employment are governed by her Offer Letter, dated as of April 7, 2021. Ms. Harsch’s annual base salary is currently $458,795. Ms. Harsch is also eligible to receive an annual target bonus of 40% of her annual base salary, up to the maximum bonus opportunity allowable under the applicable annual bonus plan or program in effect from time to time (such maximum bonus opportunity currently being 200% of the target bonus). Her eligibility for such annual target bonus, and the amount of such annual target bonus, is subject to the achievement of corporate performance goals and her achievement of individual performance targets and milestone criteria, as determined by VYNE’s Chief Executive Officer, in accordance with VYNE’s bonus plan.

The Offer Letter provides that, in the event of a termination of her employment without Cause (as defined in the 2019 Plan), subject to Ms. Harsch’s execution of a release of claims, Ms. Harsch will receive (i) a lump sum severance payment equal to 75% of her base salary then in effect and (ii) payment of COBRA premiums for healthcare plan continuation at active employee rates for nine months following the date of termination, provided that VYNE’s obligation under clause (ii) shall terminate on the earlier of (x) the date on which she enrolls in a group health plan offered by another employer and (y) the date on which she is no longer eligible for continuation coverage under COBRA.

In addition, if Ms. Harsch’s employment is terminated by VYNE without Cause or she terminates her employment with Good Reason within the twelve month period after a Change of Control (as defined in the 2019 Plan), she will be entitled to receive a change of control payment equal to (i) one times the sum of her then current base salary plus her target bonus, (ii) her pro rata target bonus for the year of termination, and (iii) payment of COBRA premiums for healthcare plan continuation at active employee rates for 12 months following the date of termination, provided that VYNE’s obligation under clause (iii) shall terminate on the earlier of (x) the date on which she enrolls in a group health plan offered by another employer and (y) the date on which she is no longer eligible for continuation coverage under COBRA. In addition, in the event of such a termination, all of Ms. Harsch’s unvested stock options and restricted stock units will become fully vested.

For purposes of Ms. Harsch’s Offer Letter, “Good Reason” means: (i) a material reduction in her base salary; (ii) a material reduction in her target annual bonus opportunity; (iii) a relocation of her principal place of employment by more than twenty-five (25) miles provided that such relocation increases her daily commute; or (iv) an adverse change in her position, including title, reporting relationship(s), authority, duties or responsibilities, in each case subject to certain notice and cure periods.

Retention and Transaction Bonuses

In addition to the potential payments described above, on February 26, 2026, VYNE’s Compensation Committee approved cash retention bonuses of $382,536 for Mr. Domzalski, $188,599 for Mr. Stuart and $183,518 for Ms. Harsch (collectively, the “Retention Bonuses”). The Retention Bonuses will be paid subject to each such executive remaining in service with VYNE through the closing of the Merger. In addition, as more fully described under the section entitled “Management Following the Merger,” it is expected that Tyler Zeronda, VYNE’s current Chief Financial Officer, will continue as the Combined Company’s Chief Financial Officer following the Merger. In recognition of Mr. Zeronda’s contributions to the Company and the benefit of Mr. Zeronda continuing as the Combined Company’s Chief Financial Officer following the Merger, VYNE expects to approve a one-time transaction bonus for Mr. Zeronda prior to Closing equal to Mr. Zeronda’s target annual cash bonus of $178,061, payable upon closing of the Merger.

Golden Parachute Compensation

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of compensation that each named executive officer could receive that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section VYNE uses such term to describe the Merger- related compensation payable to VYNE’s named executive officers. For additional details regarding the terms of the payments and benefits described below, see the discussion above. This Merger-related compensation is subject to a non-binding advisory vote of VYNE’s stockholders, as set forth in Proposal No. 8 to this proxy statement. See the section entitled “Proposal No. 8 — The Merger Compensation Proposal” on page 228.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the consummation of the Merger. For purposes of calculating such amounts, the Company has assumed:

●	the relevant price per share of VYNE Common Stock is $0.6996 per share, which is the average closing market price of VYNE Common Stock over the first five business days following the first public announcement of the transaction;
●	no NEO receives any additional equity grants, vests in any VYNE Options or VYNE RSUs, exercises any VYNE Options, or receives any shares of VYNE Common Stock in settlement of VYNE RSUs on or prior to April 17, 2026;
●	April 17, 2026 as the date the Merger is consummated;
●	the Retention Bonuses become payable to each VYNE NEO;
●	each of the VYNE NEOs experiences a termination without Cause or leaves for Good Reason on that date pursuant to the applicable Employment Agreement; and

●	the VYNE NEOs’ respective base salaries and target annual bonuses remain unchanged from those that were in effect as of the date of this filing.

Golden Parachute Payments
			Pension/		Tax
	Cash	Equity	NQDC	Benefits(3)	Reimbursement	Other	Total
Name	($)(1)	($)(2)	($)	($)	($)	($)	($)
David Domzalski	2,024,821	147,572	0	97,241	0	0	2,269,634
Iain Stuart	903,986	40,992	0	53,535	0	0	998,514
Mutya Harsch	879,629	40,992	0	66,099	0	0	986,721
(1)

The amounts reported in the “Cash” column represent (i) cash payments payable under (i) such executive officer’s employment agreement and (ii) the Retention Bonuses, each as described above in the section entitled “— Potential Payments upon Termination or Change in Control.” The amounts included in the table below under “Pro-Rata Incentive” and “Separation Payment” are considered to be “double-trigger” payments, which means that both a change in control of VYNE, such as the mergers, and a qualifying termination of employment must occur during the “protection period,” which period extends from the date of the change in control until the date that is 12 months following the occurrence of a change in control, prior to any payment being provided to the applicable VYNE NEO. Below table shows the breakdown of the cash payment including (i) the pro-rata incentive payment, (ii) the separation payment, which includes lump sum severance payments, and (iii) the Retention Bonuses.

	Separation	Retention	Pro-Rata
	Payment	Bonus	Incentive
Name	($)	($)	($)
David Domzalski	1,530,144	382,536	112,141
Iain Stuart	660,099	188,600	55,288
Mutya Harsch	642,313	183,518	53,798

(2)

Amounts reflect the acceleration value of unvested VYNE Options and VYNE RSUs held by the executive officers. The amounts reported in this column are attributable to single-trigger arrangements (i.e., the amounts are triggered by the change in control alone). Under the terms of the Merger Agreement, prior to the Closing, the VYNE board of directors will accelerate the vesting of all equity awards of VYNE then outstanding but not then vested or exercisable. At the Effective Time, (i) each In- the-Money VYNE Option will be cancelled and converted into the right to receive an amount in cash, without interest, less any applicable tax withholding, equal to the product obtained by multiplying (A) the excess of the VYNE Closing Price over the exercise price per share of VYNE Common Stock underlying such VYNE Option by (B) the number of shares of VYNE Common Stock underlying such VYNE Option and (ii) each Out-of-the-Money VYNE Option will be cancelled for no consideration. Amounts are calculated assuming a price of $0.6996 per share of VYNE Common Stock.

(3)

Represents the estimated maximum value of the payment of the COBRA premiums that would be due to each NEO for 18 months in the case of Mr. Domzalski and for 12 months in the case of Mr. Stuart and Ms. Harsch upon a qualifying termination as described above in the section entitled “— Potential Payments upon Termination or Change in Control.”

Cash Dividend

Prior to the Effective Time, the VYNE board of directors expects to declare the Cash Dividend to holders of record of outstanding shares of VYNE Common Stock and VYNE Warrants prior to the Effective Time equal in the aggregate to VYNE’s reasonable, good faith approximation of the amount by which VYNE’s Net Cash will exceed $0 as of the Closing, and any of VYNE’s directors and executive officers that are also VYNE stockholders will share in any such Cash Dividend proportionally to their ownership of VYNE Common Stock as of that record date (please see the section titled “Principal Stockholders of VYNE” beginning on page 340 of this proxy statement/prospectus for additional information regarding VYNE’s directors’ and officers’ holdings of VYNE Common Stock).

Limitations of Liability and Indemnification

In addition to the indemnification obligations required by the VYNE Charter and the amended and restated by-laws of VYNE, VYNE has entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of VYNE’s directors and executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. VYNE will advance expenses, including attorney’s fees, incurred in connection with any action or proceeding brought against VYNE’s directors and executive officers arising from that person’s services as a director or officer brought on behalf of VYNE or in furtherance of VYNE’s rights, and certain of VYNE’s directors or officers may have certain rights to advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or executive officer’s services to VYNE. VYNE believes that these certificate of incorporation provisions, amended and restated by-laws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Interests of Yarrow Directors and Executive Officers in the Merger

In considering the recommendation of the Yarrow board of directors with respect to approving the Merger, stockholders should be aware that Yarrow’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Yarrow stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The Yarrow board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that Yarrow stockholders approve the Merger as contemplated by this proxy statement/ prospectus.

Ownership Interests

As of April 17, 2026, Yarrow’s current non-employee directors and executive officers beneficially owned, in the aggregate, approximately 54.5% of the shares of Yarrow Capital Stock, which for purposes of this subsection excludes any shares of Yarrow Common Stock issuable upon exercise or settlement of Yarrow Options held by such individual. Each of Yarrow’s officers, directors and affiliated stockholders have also entered into a support agreement in connection with the Merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger — Support Agreements” beginning on page 177 of this proxy statement/prospectus.

RTW Holdings VII, LLC (“RTW”), an affiliate of Peter Fong, and OrbiMed, an affiliate of Mona Ashiya, also currently hold shares of Yarrow Capital Stock. The table below sets forth the ownership of Yarrow Capital Stock by RTW and OrbiMed as of April 17, 2026. RTW and OrbiMed have also agreed to purchase shares of Yarrow Common Stock and Yarrow Pre-Funded Warrants in the Yarrow Pre-Closing Financing. For a more detailed discussion of these relationships, please see the section titled “Certain Relationships and Related Party Transactions of the Combined Company — Yarrow Transactions” beginning on page 316 of this proxy statement/prospectus.

	Shares of
	Capital Stock
Stockholder	Held
RTW Holdings VII, LLC	9,310,728	(1)
Entities affiliated with OrbiMed Advisors LLC	4,048,582	(2)
(1)	Consists of 4,250,000 shares of Yarrow Common Stock and 5,060,728 shares of Yarrow Preferred Stock.
(2)	Consists of 4,048,582 shares of Yarrow Preferred Stock.

Yarrow Options

In connection with the Merger, each outstanding and unexercised option to purchase shares of Yarrow Common Stock will be converted into an option to purchase shares of VYNE’s Common Stock on the existing terms and conditions, with necessary adjustments to reflect the Exchange Ratio. VYNE will assume Yarrow’s 2025 Equity Incentive Plan and each such outstanding option to purchase shares of Yarrow Common Stock in accordance with the terms (as in effect as of the date of the Merger Agreement) of Yarrow’s 2025 Equity Incentive Plan and the terms of the stock option agreement by which such option to purchase shares of Yarrow Common Stock is evidenced. In connection with the Merger, VYNE will change its corporate name to “Yarrow Bioscience, Inc.” and all Yarrow Options it assumed in the Merger will be options to purchase Combined Company common stock.

The table below sets forth information regarding the Yarrow stock options held as of April 17, 2026 by each of Yarrow’s current executive officers. The number of shares of common stock underlying such options and the exercise price will be adjusted appropriately to reflect the Exchange Ratio.

		Weighted		Weighted
	Number of	Average	Number of	Average
	Vested	Exercise Price	Unvested	Exercise Price
	Options	of Vested	Options Held	of Unvested
Name	Held (#)	Options ($)	(#)	Options ($)
Executive Officers
Rebecca Frey, Pharm.D.	—	$—	1,224,646	$4.44
Lori Payton, Ph.D.	—	$—	244,929	$4.44
Rachael Alford, Ph.D.	—	$—	244,929	$4.44
Steven Ryder, M.D.	—	$—	318,408	$4.44

Management Following the Merger

As described in the section captioned “Management Following the Merger” beginning on page 309 of this proxy statement/prospectus, certain of Yarrow’s directors and executive officers are expected to become the directors and executive officers of the Combined Company upon the Closing.

Limitations of Liability, Indemnification and Insurance

In addition to the indemnification obligations required by Yarrow’s certificate of incorporation (the “Yarrow Charter”) and Yarrow’s amended and restated bylaws (the “Yarrow Bylaws”), Yarrow has entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of Yarrow’s directors and executive officers for reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Yarrow. Yarrow believes that the certificate of incorporation provisions, bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

For a discussion of the indemnification and insurance provisions related to the Yarrow directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement — Indemnification and Insurance for Directors and Officers” beginning on page 172 of this proxy statement/prospectus.

Form of the Merger

Subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into Yarrow, with Yarrow continuing as a wholly owned subsidiary of VYNE and the surviving corporation of the Merger.

Merger Consideration and Adjustment

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each then-outstanding share of Yarrow Capital Stock (including shares of Yarrow Common Stock issued in the Yarrow Pre-Closing Financing), excluding any shares of Yarrow Capital Stock to be cancelled pursuant to the Merger Agreement and any dissenting shares, will be converted into the right to receive a number of shares of VYNE Common Stock and/or, in the event that they would receive, pursuant to the Exchange Ratio, a number of shares of VYNE Common Stock, that (when aggregated with all securities then beneficially owned by such person and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder)) would be in excess of a set beneficial ownership limitation applicable to such holder, VYNE pre-Funded Warrants, equal to the Exchange Ratio (described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 161 of this proxy statement/ prospectus), (ii) each then-outstanding option to purchase shares of Yarrow Common Stock will be converted into and become an option to purchase shares of VYNE Common Stock, subject to adjustment in accordance with the Merger Agreement, and (iii) each then-outstanding and unexercised Yarrow Pre-Funded Warrant will be converted into a VYNE Pre-Funded Warrant, in each case subject to the terms of the Merger Agreement and the form of pre-funded warrant.

No fractional shares of VYNE Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any fractional shares of VYNE Common Stock resulting from the conversion of shares of

Yarrow Capital Stock (including shares of Yarrow Common Stock issued in the Yarrow Pre-Closing Financing) shall be issued as follows: (i) one share of VYNE Common Stock if the aggregate amount of fractional shares of VYNE Common Stock of any individual holder of Yarrow Capital Stock if upon conversion is equal to or exceeds 0.50 or (ii) no shares of VYNE Common Stock if the aggregate amount of fractional shares of VYNE Common Stock of any individual holder of Yarrow Capital Stock if upon conversion is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.

Procedures for Exchanging Yarrow Stock Certificates

On or prior to the Closing Date, VYNE and Yarrow will jointly select an exchange agent and, at the Effective Time, VYNE will deposit with the exchange agent evidence of book-entry shares representing the shares of VYNE Common Stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of Yarrow Capital Stock (including shares of Yarrow Common Stock issued in the Yarrow Pre- Closing Financing) (excluding any shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares).

Promptly after the Effective Time, VYNE and Yarrow shall cause the exchange agent to mail to each record holder of Yarrow Capital Stock (including shares of Yarrow Common Stock issued in the Yarrow Pre- Closing Financing) (excluding any shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates and identifying the record holder’s book-entry shares in exchange for the Merger consideration. Upon delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent’s instructions, the surrender of the record holder’s stock certificates and identification of book-entry shares, if applicable, and delivery to the exchange agent of such other documents as may be reasonably required by the exchange agent, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares (unless a physical certificate is requested) representing the number of whole shares of VYNE Common Stock issuable to such holder pursuant to the Merger Agreement and any dividends or other distributions payable pursuant to the Merger Agreement. The surrendered certificates representing shares of Yarrow Capital Stock will be canceled.

After the Effective Time, each certificate or book-entry share representing Yarrow Capital Stock that has not been surrendered will represent only the right to receive the Merger consideration payable in respect thereof pursuant to the Merger Agreement.

HOLDERS OF YARROW CAPITAL STOCK SHOULD NOT SEND IN THEIR YARROW STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF YARROW STOCK CERTIFICATES.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by Yarrow stockholders and the approval by VYNE stockholders of the issuance of VYNE Common Stock, and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the Closing. The Merger will become effective upon the filing of a certificate of Merger (the “Certificate of Merger”), with the Secretary of State of the State of Delaware or at such later time as is agreed by VYNE and Yarrow and specified in the Certificate of Merger. Neither VYNE nor Yarrow can predict the exact timing of the consummation of the Merger.

Regulatory Approvals

In the United States, VYNE must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of VYNE Common Stock to Yarrow’s stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus with the SEC. VYNE and Yarrow do not intend to seek any regulatory approval from antitrust authorities to consummate the transactions.

U.S. Federal Income Tax Considerations of the Merger

The following discussion is a summary of U.S. federal income tax considerations to U.S. Holders (as defined below) of Yarrow Capital Stock of the Merger. The discussion does not purport to be a complete analysis of all potential tax considerations. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. Yarrow has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the Merger.

This discussion is limited to a U.S. Holder that holds Yarrow Capital Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder’s particular circumstances, including, without limitation. the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address considerations relevant to U.S. Holders subject to special rules, such as:

●	U.S. expatriates and former citizens or long-term residents of the United States;
●	U.S. Holders whose functional currency is not the U.S. dollar;
●	persons holding Yarrow Capital Stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;
●	banks, insurance companies and other financial institutions;
●	real estate investment trusts or regulated investment companies;
●	brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in Yarrow Capital Stock;
●	partnerships or other entities or arrangements classified as partnerships, passthroughs, or disregarded entities for U.S. federal income tax purposes (and investors therein), S corporations or other passthrough entities (including hybrid entities);
●	tax-exempt organizations or governmental organizations;
●	persons deemed to sell Yarrow Capital Stock under the constructive sale provisions of the Code;
●	persons who hold or receive Yarrow Capital Stock pursuant to the exercise of any employee stock option or otherwise as compensation;
●	tax-qualified retirement plans;
●	persons who hold their Yarrow Capital Stock as “qualified small business stock” within the meaning of Section 1202 of the Code; and
●	persons that own, or have owned, actually or constructively, more than 5% of Yarrow Capital Stock.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Yarrow Capital Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, a partnership holding Yarrow Capital Stock and each partner in such partnership is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of the Merger.

This discussion is for informational purposes only and is not tax advice. Each prospective investor is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation as well as any tax considerations of the Merger arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty.

For purpose of this discussion, a “U.S. Holder” is any beneficial owner of Yarrow Capital Stock that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;
●	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Based on the assumptions, qualifications and limitations described herein, the Merger is intended to qualify as (1) a “reorganization” within the meaning of Section 368(a) of the Code and/or (2) an exchange of shares of Yarrow Capital Stock for VYNE Common Stock under Section 351(a) of the Code. Assuming the Merger so qualifies, a U.S. Holder will not recognize gain or loss upon the exchange of its Yarrow stock for VYNE Common Stock. A U.S. Holder will have the same aggregate basis in its VYNE Common Stock after the Merger as such U.S. Holder had in the corresponding Yarrow Capital Stock immediately prior to the Merger. A U.S. Holder’s holding period in the VYNE Common Stock immediately following the Merger will include such U.S. Holder’s holding period in the corresponding Yarrow Capital Stock immediately prior to the Merger. If a U.S. Holder holds different blocks of Yarrow Capital Stock (generally, Yarrow Capital Stock acquired on different dates or at different prices), such U.S. Holder is urged to consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the shares of VYNE Common Stock received in the Merger.

Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations of the Merger in light of its personal circumstances and the considerations to them under state, local and non-U.S. tax laws and other federal tax laws.

Information Reporting

Each U.S. Holder who receives VYNE Common Stock in the Merger is required to retain permanent records pertaining to the Merger and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Under Treasury Regulation Section 1.368-3(b), each U.S. Holder who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding Yarrow Capital Stock is required to attach a statement to its tax return for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Similarly, under Treasury Regulation Section 1.351-3(a), each U.S. Holder who owned immediately after the Merger at least five percent (by vote or value) of the total outstanding VYNE Common Stock is required to attach a statement to its tax return for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.351-3(a). Such statements must include the U.S. Holder’s tax basis in such U.S. Holder’s Yarrow Capital Stock surrendered in the Merger, the fair market value of such Yarrow Capital Stock, the date of the Merger, and the name and employer identification number of each of Yarrow and VYNE. Each U.S. Holder is urged to consult with its tax advisor to comply with these rules.

U.S. Federal Income Tax Considerations of the Merger for U.S. Holders of In-the-Money VYNE Options

The following discussion is a summary of U.S. federal income tax considerations to U.S. Holders (as defined below) of In-the-Money VYNE Options of the Merger. The discussion does not purport to be a complete analysis of all potential tax considerations. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder’s particular circumstances, including without limitation the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code.

For purpose of this discussion, a “U.S. Holder” is any beneficial owner of In-the-Money VYNE Options that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;
●	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is for informational purposes only and is not tax advice. Each holder of In-the-Money VYNE Options is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to such holder’s particular situation as well as any tax considerations of the Merger arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty.

The cash payment made to holders of In-the-Money VYNE Options generally will be included in a U.S. Holder’s income as ordinary income when paid and may be subject to tax withholding. Each U.S. Holder is urged to consult its tax advisor with respect to the U.S. federal income tax considerations to it of the Merger.

U.S. Federal Income Tax Considerations of the Cash Dividend

The following discussion is a summary of U.S. federal income tax considerations to a U.S. Holder (as defined below) of VYNE Common Stock of the receipt of the Cash Dividend. The discussion does not purport to be a complete analysis of all potential tax considerations. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. VYNE has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the receipt of the Cash Dividend.

This discussion is limited to a U.S. Holder that holds VYNE Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder’s particular circumstances, including without limitation the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address considerations relevant to U.S. Holders subject to special rules, such as:

●	U.S. expatriates and former citizens or long-term residents of the United States;
●	U.S. Holders whose functional currency is not the U.S. dollar;
●	persons holding VYNE Common Stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;
●	banks, insurance companies and other financial institutions;
●	real estate investment trusts or regulated investment companies;
●	brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in VYNE Common Stock;
●	partnerships or other entities or arrangements classified as partnerships, passthroughs, or disregarded entities for U.S. federal income tax purposes (and investors therein), S corporations or other passthrough entities (including hybrid entities);
●	tax-exempt organizations or governmental organizations;
●	persons deemed to sell VYNE Common Stock under the constructive sale provisions of the Code;
●	persons who hold or receive VYNE Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation;
●	tax-qualified retirement plans;
●	persons who hold their VYNE Common Stock as “qualified small business stock” within the meaning of Section 1202 of the Code; and
●	persons that own, or have owned, actually or constructively, more than 5% of VYNE Common Stock.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds VYNE Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, a partnership holding VYNE Common Stock and each partner in such partnership is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of the receipt of the Cash Dividend.

For purpose of this discussion, a “U.S. Holder” is any beneficial owner of VYNE Common Stock that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;
●	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is for informational purposes only and is not tax advice. Each prospective investor is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation as well as any tax considerations of the Cash Dividend arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty.

The distribution of the Cash Dividend generally will be included in a U.S. Holder’s income as ordinary dividend income to the extent of the VYNE’s current or accumulated earnings and profits. Distributions in excess of VYNE’s current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in VYNE Common Stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. Holder may be eligible for a dividends-received deduction, subject to applicable limitations. Dividends received by certain individuals and other non-corporate U.S. Holders generally are subject to a reduced rate of U.S. federal income tax, provided certain holding period and other requirements are satisfied. Each U.S. Holder is urged to consult its tax advisor with respect to the U.S. federal income tax considerations to it of the receipt of the Cash Dividend.

Nasdaq Stock Market Listing

Shares of VYNE Common Stock are currently listed on Nasdaq under the symbol “VYNE.” VYNE has agreed to use commercially reasonable efforts to (a) maintain its listing on Nasdaq until the Effective Time and to obtain approval of the listing of the Combined Company on Nasdaq; (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of VYNE Common Stock to be issued in connection with the Merger and transactions contemplated thereunder, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the proposed reverse stock split (if required) and to submit a copy of the amendment to the VYNE Charter effecting the proposed reverse stock split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date; and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist Yarrow in preparing and filing an initial listing application for the VYNE Common Stock issued to Yarrow stockholders (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time.

In addition, under the Merger Agreement, each of VYNE’s and Yarrow’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Closing, of various conditions, including that the Nasdaq Listing Application shall have been approved.

If the Nasdaq Listing Application is approved, VYNE anticipates that the Combined Company common stock will be listed on Nasdaq following the Closing under the trading symbol “YARW.” In order for the Nasdaq Listing Application to be accepted, among other requirements, the Combined Company must maintain a bid price of $4.00 or higher for a certain period of time following the proposed reverse stock split.

Anticipated Accounting Treatment

The Merger is expected to be treated by VYNE as a reverse merger and will be accounted for as an in- substance reverse recapitalization of VYNE by Yarrow in accordance with U.S. GAAP as, at close, the transaction is, in essence, the issuance of equity by Yarrow for VYNE’s net assets, consisting of nominal assets and liabilities before the Merger. For accounting purposes, Yarrow is considered to be acquiring the assets and liabilities of VYNE in this transaction based on the terms of the Merger Agreement and other factors, including: (i) Yarrow’s equity holders will own a substantial majority of the voting rights in the Combined Company;

(ii) Yarrow’s largest stockholder will retain the largest interest in the Combined Company; (iii) Yarrow will designate all of the initial members of the board of directors of the Combined Company; and (iv) certain members of VYNE’s and Yarrow’s executive management team will become the management of the Combined Company. The Combined Company will be named Yarrow Bioscience, Inc. In addition, Yarrow concluded that any in-process research and development assets of VYNE at the closing of the Merger would be de-minimis and any potential future royalties from VYNE’s out-licensed product, Finacea foam, represent a potential passive revenue stream rather than ongoing operating activities. Formulation and use patents for Finacea foam currently expire in 2027 and 2029, respectively, but may experience an earlier loss of exclusivity due to generic entry. Accordingly, upon the closing of the Merger, VYNE is expected to have no or nominal operations for accounting purposes and the Merger is expected to be treated as the equivalent of Yarrow issuing stock to acquire the net assets of VYNE. As a result of the Merger, the net assets of VYNE will be stated at fair value, which approximates carrying value, with no goodwill or other intangible assets recorded, and the historical results of operations prior to the Merger will be those of Yarrow. The direct and incremental costs related to the transaction will be treated as a reduction of the net proceeds received within additional paid-in-capital. See the “Unaudited Pro Forma Condensed Combined Financial Information” elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights

Under the DGCL, VYNE stockholders are not entitled to appraisal rights in connection with the Merger. Yarrow stockholders are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL (“Section 262”).

The discussion below is not a complete summary regarding Yarrow’s stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex G in this proxy statement/prospectus. Stockholders intending to exercise appraisal rights should carefully review Annex G. Failure to follow precisely any of the statutory procedures set forth in Annex G may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Yarrow stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a Merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such Merger or the surviving corporation, within ten days after the effective date of such Merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such Merger, the effective date of such Merger and that appraisal rights are available.

If the Merger is completed, within ten days after the effective date of the Merger, Yarrow will notify its stockholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any stockholder who has not approved the Merger. Holders of shares of Yarrow Capital Stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Yarrow within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform Yarrow of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Yarrow Capital Stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to c/o Yarrow Bioscience, Inc., 470 James Street, Suite 007, New Haven, CT 06513, and should be executed by, or on behalf of, the record holder of shares of Yarrow Capital Stock.

ALL DEMANDS MUST BE RECEIVED BY YARROW WITHIN 20 DAYS AFTER THE DATE YARROW MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the Merger consideration for your shares of Yarrow Capital Stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Yarrow Capital Stock.

To be effective, a demand for appraisal by a holder of shares of Yarrow Capital Stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Yarrow. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time.

If you hold your shares of Yarrow Capital Stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the effective time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the Merger by delivering a written withdrawal to Yarrow. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the Merger consideration for your shares of Yarrow Capital Stock.

Within 120 days after the effective date of the Merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and VYNE, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the effective time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the Merger consideration for shares of his or her Yarrow capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. Copies of the Merger Agreement and Amendment No. 1 thereto are attached to this proxy statement/prospectus as Annex A and Annex B, respectively, and are incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about VYNE, Yarrow, or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement and Amendment No. 1 thereto for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that VYNE and Merger Sub, on the one hand, and Yarrow, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While VYNE and Yarrow do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about VYNE or Yarrow, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between VYNE, Merger Sub and Yarrow and are modified by the disclosure schedules.

Structure

Subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Closing, Merger Sub, a wholly owned subsidiary of VYNE, will merge with and into Yarrow, with Yarrow surviving the Merger as a wholly owned subsidiary of VYNE.

Completion and Effectiveness of the Merger

The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by Yarrow stockholders and the approval by VYNE stockholders of the issuance of VYNE Common Stock and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the Closing. The Merger will become effective upon the filing of certificates of Merger with the Secretary of State of the State of Delaware or at such later time as is agreed by VYNE and Yarrow and specified in the certificates of Merger. Neither VYNE nor Yarrow can predict the exact timing of the consummation of the Merger.

Merger Consideration

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each then-outstanding share of Yarrow Capital Stock (including shares of Yarrow Common Stock issued in the Yarrow Pre-Closing Financing), excluding any shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares, will be converted into the right to receive a number of shares of VYNE Common Stock and/or, in the event that they would receive, pursuant to the Exchange Ratio, a number of shares of VYNE Common Stock, that (when aggregated with all securities then beneficially owned by such person and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder)) would be in excess of a set beneficial ownership limitation applicable to such holder, VYNE pre-Funded Warrants, equal to the Exchange Ratio (described in more detail below). No fractional shares of VYNE Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Any fractional shares of VYNE Common Stock resulting from the conversion of shares of Yarrow Capital Stock (including shares of Yarrow Common Stock issued in the Yarrow Pre-Closing Financing) shall be issued as follows: (i) one share of VYNE Common Stock if the aggregate amount of fractional shares of VYNE Common Stock such holder of Yarrow Capital Stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of VYNE Common Stock if the aggregate amount of fractional shares of VYNE Common Stock such holder of Company Capital Stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.

Exchange Ratio

The Exchange Ratio is calculated using a formula intended to allocate existing VYNE and Yarrow securityholders a percentage of the Combined Company. Based on VYNE’s and Yarrow’s capitalization as of April 17, 2026, the Exchange Ratio was estimated to be equal to approximately 35.8455 shares of VYNE Common Stock for each share of Yarrow Capital Stock. This estimate is subject to adjustment prior to the closing of the Merger for Net Cash as of the Cash Determination Time (and as a result, VYNE securityholders could own less, and Yarrow securityholders (including, for this purpose, investors in the Yarrow Pre-Closing Financing) could own more, or vice versa, of the Combined Company). VYNE management currently anticipates that VYNE’s Net Cash as of Closing will be approximately $0, after giving effect to the Cash Dividend, which is expected to be approximately $14.5 to $16.5 million.

Based on the estimates set forth above, after giving effect to the Yarrow Pre-Closing Financing, and certain other assumptions, immediately following the completion of the Merger, VYNE securityholders would own approximately 3.0% of the capital stock of the Combined Company post-Merger on a fully- diluted basis, and Yarrow securityholders, including shares of Yarrow Common Stock and Yarrow Pre- Funded Warrants purchased in the Yarrow Pre-Closing Financing, would own approximately 97.0% of the capital stock of the Combined Company post-Merger on a fully-diluted basis. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted up or down including, but not limited to, if VYNE’s Net Cash as of Closing is lower than $0. VYNE management currently anticipates VYNE’s Net Cash as of Closing will be approximately $0, after giving effect to the Cash Dividend, which is expected to be approximately $14.5 to $16.5 million, and the currently estimated ownership percentages reflect this projection. Certain material payments to the executives of VYNE are factored into the calculation of Net Cash as deductions, including any bonus, retention payments, including the Retention Bonuses, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that are due or payable to any director, officer, employee or consultant as a result of the consummation of the Transactions or any VYNE Legacy Transaction, together with any payroll taxes associated therewith. This includes compensation referred to as “golden parachute” compensation by the applicable SEC disclosure rules and is further discussed in greater detail in the section below titled “The Merger — Interests of VYNE Directors and Executive Officers in the Merger — Golden Parachute Compensation” page 147 of this proxy statement/prospectus. The amount of the pre-closing cash dividend payable to VYNE stockholders is directly affected by the amount of payments made to VYNE executives at Closing. Any increase in such payments will reduce Net Cash and, accordingly, reduce the aggregate amount of the pre-closing cash dividend. There can be no assurance that any of these assumptions will be accurate at Closing when the final Exchange Ratio is determined. For more information on the Yarrow Pre-Closing Financing, please see the section titled “Agreements Related to the Merger — Securities Purchase Agreement” beginning on page 177 of this proxy statement/prospectus.

The Exchange Ratio formula is the quotient obtained (rounded to four decimal places) by dividing number of Yarrow Merger Shares by the Yarrow Outstanding Shares, in which:

●	“Aggregate Valuation” means the sum of (i) the Yarrow Valuation and (ii) the VYNE Valuation.
●	“Fair Market Value” means for any Interim Financing, (i) the Yarrow Equity Value, divided by the Yarrow Outstanding Shares (calculated as of the date of the Merger Agreement), multiplied by (ii) the aggregate number of shares of Yarrow Capital Stock issued (or to be issued upon conversion or exercise of any securities convertible into shares of Yarrow Common Stock) in such Interim Financing.
●	“Interim Financing” means the private placement of Yarrow Series A Preferred Stock, which closed on December 19, 2025.
●	“Post-Closing VYNE Shares” means the quotient determined by dividing (i) the VYNE Outstanding Shares by (ii) the VYNE Allocation Percentage. The estimated Exchange Ratio for purposes of the unaudited pro forma condensed combined financial information was derived on a fully-diluted basis as of December 17, 2025 using a stipulated value of Yarrow of approximately $172.9 million (excluding the Yarrow Pre-Closing Financing) and of VYNE of approximately $8.5 million. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information.”
●	“VYNE Allocation Percentage” means the quotient (expressed as a percentage and rounded to four decimal places) determined by dividing (i) the VYNE Valuation by (ii) the Aggregate Valuation.
●	“VYNE Outstanding Shares” means, without duplication, (including, without limitation, the effects of the Nasdaq Reverse Split, if completed) the total number of shares of VYNE capital stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis and as converted to VYNE Common Stock basis and assuming, without limitation or duplication, (i) the issuance of shares of VYNE Common Stock in respect of all In-the-Money VYNE Options, warrants or other rights or commitments to receive shares of VYNE Common Stock or VYNE preferred stock (or securities convertible or exercisable into shares of VYNE Common Stock or VYNE preferred stock, but excluding any VYNE capital stock issuable in accordance herewith), whether conditional or unconditional, that are outstanding as of immediately prior to the Effective Time, and (ii) the settlement in shares of VYNE Common Stock of VYNE RSUs outstanding as of immediately prior to the Effective Time on a net settlement basis. Notwithstanding any of the foregoing, no VYNE Options shall be included in the total number of shares of VYNE Common Stock outstanding for purposes of determining the VYNE Outstanding Shares to the extent (i) an Out of the Money VYNE Option or (ii) the VYNE Stock Option Cash Consideration in respect thereof is deducted from Net Cash.
●	“VYNE Valuation” means (i) $8,500,000, minus (ii) the amount by which Net Cash is less than $0 (if any).
●	“Yarrow Allocation Percentage” means the percentage (rounded to four decimal places) determined by subtracting the VYNE Allocation Percentage from 100%.
●	“Yarrow Equity Value” means $30,000,000.
●	“Yarrow Merger Shares” means the product determined by multiplying (i) the Post-Closing VYNE Shares by (ii) the Yarrow Allocation Percentage.
●	“Yarrow Outstanding Shares” means, without duplication, the total number of shares of Yarrow Capital Stock outstanding immediately prior to the Effective Time (including any shares of Yarrow Common Stock or Yarrow Preferred Stock that are issued in, or issuable upon the exercise or conversion of securities issued in, the Yarrow Pre-Closing Financing or any Interim Financing), expressed on a fully diluted and as-converted-to-Yarrow Common Stock basis assuming, without limitation or duplication, the exercise of all Yarrow Options, Yarrow Pre-Funded Warrants or other rights or commitments to receive shares of Yarrow Common Stock or Yarrow Preferred Stock (or securities convertible or exercisable into shares of Yarrow Common Stock or Yarrow Preferred Stock), whether conditional or unconditional or vested or unvested, that are outstanding as of immediately prior to the Effective Time; provided that “Yarrow Outstanding Shares” shall exclude any Yarrow Options, Yarrow Pre-Funded Warrants and any other equity awards issued under the Yarrow 2025 Equity Incentive Plan (including any shares of Yarrow Common Stock issuable upon the exercise of such Yarrow Options, Yarrow Pre-Funded Warrants or other equity awards) issued to directors, employees, consultants or other service providers following the date of the Merger Agreement but prior to the Closing.
●	“Yarrow Valuation” means (i) the Yarrow Equity Value, plus (ii) the amount of proceeds actually received by the Yarrow from the Yarrow Pre-Closing Financing, plus (iii) the Fair Market Value of any Interim Financing.

Calculation of VYNE’s Final Net Cash

Pursuant to the terms of the Merger Agreement, VYNE’s “Net Cash” means, as of 11:59 p.m. Eastern Time on the last business day prior to the anticipated closing date, the sum (without duplication) of the following:

(a)

VYNE’s unrestricted cash, cash equivalents and marketable securities determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in VYNE’s SEC filings or VYNE’s balance sheet (including any proceeds actually received from the sale, license, transfer, disposition, divestiture or other monetization transaction or winding down of VYNE’s legacy business) (each, a “VYNE Legacy Transaction”); and

(b)	Certain VYNE prepaid expenses, accounts, interests, other receivables and deposits (excluding any tax refunds) set forth in VYNE’s disclosure letter;

minus the sum (without duplication) of the following:

(c)

VYNE’s unpaid consolidated short-term and long-term contractual obligations and liabilities accrued at the Closing Date, in each case determined in accordance with GAAP and, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the VYNE’s SEC filings and its balance sheet;

(d)

The aggregate amount (without duplication) of all fees and expenses incurred by VYNE prior to the Effective Time in connection with the negotiation, execution and delivery of the Merger Agreement and the contemplated transactions or any VYNE Legacy Transaction, including:

●	any fees and expenses of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants, tax advisors, and other professional advisors of VYNE in connection with the transactions contemplated by the Merger Agreement or any VYNE Legacy Transaction;
●	50% of the fees paid to the SEC in connection with filing this registration statement and any amendments and supplements thereto, with the SEC;
●	50% of the fees and expenses in connection with the printing, mailing and distribution of this proxy statement and any amendments and supplements thereto;
●	any bonus, retention payments, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that are due or payable to any director, officer, employee or consultant as a result of the consummation of the contemplated transactions or any VYNE Legacy Transaction, which includes compensation referred to as “golden parachute” compensation by the applicable SEC disclosure rules and is further discussed in greater detail in the section below titled “The Merger — Interests of VYNE Directors and Executive Officers in the Merger — Golden Parachute Compensation” page 147 of this proxy statement/prospectus, together with any payroll taxes associated therewith;
●	the costs associated with obtaining the “D&O tail policy” pursuant to Section 6.7 of the Merger Agreement; and
●	the Cash Dividend, to the extent declared and unpaid, and all costs and expenses associated therewith.
(e)	All remaining rent payments and fees and expenses associated with terminating VYNE’s lease obligations;
(f)	Any accrued and unpaid taxes of VYNE and its subsidiaries for tax periods (or portions thereof) ending on or before the closing date, in accordance with the terms of the Merger Agreement;
(g)

All costs and expenses relating to the winding down of the VYNE legacy business, including any VYNE Legacy Transaction, and further including any costs incurred by the Combined Company following the Closing pursuant to Section 6.20 of the Merger Agreement;

(h)	Amounts paid to holders of In-the-Money VYNE Options pursuant to Section 6.6(d) of the Merger Agreement; and
(i)	The Cash Dividend amount, to the extent not declared and paid prior to the delivery of the VYNE Net Cash schedule;

plus:

(j)

If the Cash Dividend is less than $16 million and the amounts set forth in (c) through (e) and (g) above are less than $15 million, $1 million for each month, or portion thereof, after December 31, 2025 by which Closing is delayed (except where such delay is caused primarily by VYNE’s willful and material breach of any of its covenants or obligations contained in the Merger Agreement), which amount shall begin accruing on January 1, 2026 and not exceed $5 million.

No later than seven business days prior to the earlier of (i) the anticipated date for the VYNE Special Meeting or (ii) the intended declaration of the Cash Dividend, in each case as mutually agreed in good faith by VYNE and Yarrow, (a) VYNE will deliver to Yarrow a net cash schedule setting forth, in reasonable detail, VYNE’s good faith estimated calculation of its Net Cash as of 11:59 p.m. on the business day prior to the anticipated closing date, prepared and certified, via certificate in the form reasonably acceptable to Yarrow, by VYNE’s chief financial officer (or if there is no chief financial officer, the principal financial and accounting officer), as the case may be, and, if requested, the relevant work papers and back-up materials used or useful in preparing the net cash schedule. No later than three business days after delivery of such net cash schedule (the last day of such period referred to as the response date), Yarrow will have the right to dispute any part of the net cash schedule by delivering a written notice to that effect to VYNE (referred to herein as a “dispute notice”). Any dispute notice will identify, in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to VYNE’s Net Cash calculation.

If Yarrow disputes the net cash schedule, the parties shall attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of Net Cash. If the parties are unable to negotiate an agreed-upon determination of the disputed items or component thereof within three days after the delivery of the dispute notice, any remaining disagreements will be referred to an independent auditor of recognized national standing mutually agreed upon by VYNE and Yarrow. The determination of the amount of Net Cash made by such auditor shall be final and binding on VYNE and Yarrow.

VYNE’s Net Cash balance is subject to numerous factors, some of which are outside of VYNE’s control. The actual amount of Net Cash will depend significantly on the timing of the Closing. In addition, the Closing could be delayed if VYNE and Yarrow are not able to agree upon the amount of VYNE’s Net Cash as of the Net Cash Determination Time.

Treatment of Yarrow Options

Under the terms of the Merger Agreement, each Yarrow Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be assumed and converted into an option to purchase shares of VYNE Common Stock.

Accordingly, from and after the Effective Time: (i) each outstanding Yarrow Option assumed by VYNE may be exercised solely for shares of VYNE Common Stock; (ii) the number of shares of VYNE Common Stock subject to each outstanding Yarrow Option assumed by VYNE will be determined by multiplying (A) the number of shares of Yarrow Common Stock that were subject to such Yarrow Option assumed by VYNE, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of VYNE Common Stock; and (iii) the per share exercise price of each Yarrow Option assumed by VYNE will be determined by dividing (A) the per share exercise price of such Yarrow Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Each Yarrow Option assumed by VYNE will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Yarrow Option will otherwise remain unchanged.

To the extent provided under the terms of a Yarrow Option assumed by VYNE in accordance with the terms of the Merger Agreement, such Yarrow Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Yarrow Common Stock subsequent to the Effective Time. Following the completion of the Merger, the Combined Company’s board of directors or a committee thereof will succeed to the authority and responsibility of the Yarrow board of directors or any committee thereof with respect to each Yarrow Option assumed by VYNE in accordance with the terms of the Merger Agreement.

Treatment of Yarrow Pre-Funded Warrants

Under the terms of the Merger Agreement, each Yarrow Pre-Funded Warrant that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into a VYNE Pre- Funded Warrant.

Accordingly, from and after the Effective Time: (i) each outstanding Yarrow Pre-Funded Warrant assumed by VYNE may be exercised solely for shares of VYNE Common Stock; (ii) the number of shares of VYNE Common Stock subject to each outstanding Yarrow Pre-Funded Warrant assumed by VYNE will be determined by multiplying (A) the number of shares of Yarrow Common Stock issuable upon exercise of the Yarrow Pre-Funded Warrant that were subject to such Yarrow Pre-Funded Warrant, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounded up to the next whole share of VYNE Common Stock to the extent the aggregate amount of fractional shares of VYNE Common Stock such holder would otherwise be entitled to is equal to or exceeds 0.50; and (iii) the per share exercise price for the VYNE Common Stock issuable upon exercise of each Yarrow Pre-Funded Warrant assumed by VYNE will be determined by dividing (A) the per share exercise price of VYNE Common Stock subject to such Yarrow Pre-Funded Warrant as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Each Yarrow Pre-Funded Warrant assumed by VYNE will otherwise continue in full force and effect and the term, any restriction on the exercise and other provisions of such Yarrow Pre-Funded Warrant will otherwise remain unchanged.

To the extent provided under the terms of a Yarrow Pre-Funded Warrant assumed by VYNE in accordance with the terms of the Merger Agreement, such Yarrow Pre-Funded Warrant shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of VYNE Common Stock subsequent to the Effective Time. In addition, the VYNE board of directors or a committee thereof will succeed to the authority and responsibility of the

Yarrow board of directors or any committee thereof with respect to each Yarrow Pre-Funded Warrant assumed by VYNE in accordance with the terms of the Merger Agreement.

Treatment of VYNE Common Stock and VYNE Options

Except as contemplated by the proposed increase in the number of authorized shares of VYNE Common Stock described in Proposal No. 3 of this proxy statement/prospectus and the proposed reverse stock split of issued and outstanding VYNE Common Stock described in Proposal No. 2 of this proxy statement/prospectus, VYNE Common Stock will remain unaffected by the Merger.

Under the terms of the Merger Agreement, prior to the Closing, the VYNE board of directors will accelerate the vesting of all equity awards of VYNE then outstanding but not then vested or exercisable, and cancel each option to acquire shares of VYNE Common Stock with an exercise price per share greater than the VYNE Closing Price, in each case, in accordance with the terms of the Merger Agreement. At the Effective Time, In-the-Money VYNE Options will be cancelled and converted into the right to receive an amount in cash, without interest, less any applicable tax withholding, equal to the product obtained by multiplying (A) the excess of the VYNE Closing Price over the exercise price per share of VYNE Common Stock underlying such VYNE Option by (B) the number of shares of VYNE Common Stock underlying such VYNE Option.

Procedures for Exchanging Yarrow Stock Certificates

Prior to the closing date of the Merger, VYNE and Yarrow will jointly select an exchange agent and, at the Effective Time, VYNE will deposit with the exchange agent evidence of book-entry shares representing the shares of VYNE Common Stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of Yarrow Capital Stock.

Promptly after the Effective Time, the exchange agent will mail to each record holder of Yarrow Capital Stock (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates in exchange for the Merger consideration. Upon delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent’s instructions and the declaration for tax withholding purposes, the surrender of the record holder’s stock certificates, if applicable, and delivery to the exchange agent of such other documents as may be reasonably required by the exchange agent or VYNE, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares representing the number of whole shares of VYNE Common Stock issuable to such holder pursuant to the Merger Agreement. The surrendered certificates representing shares of Yarrow Capital Stock will be canceled.

After the Effective Time, each certificate representing Yarrow Capital Stock that has not been surrendered will represent only the right to receive shares of VYNE Common Stock issuable pursuant to the Merger Agreement to which the holder of any such certificate is entitled.

HOLDERS OF YARROW CAPITAL STOCK SHOULD NOT SEND IN THEIR YARROW STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF YARROW STOCK CERTIFICATES.

Directors and Officers of VYNE Following the Merger

Pursuant to the Merger Agreement, each of the directors and officers of VYNE will resign effective as of the Effective Time and the VYNE board of directors will thereafter consist of a total of six new directors, five of whom will be designated by Yarrow and one by OrbiMed. OrbiMed has the right to designate one additional director in the future. Yarrow has designated Rebecca Frey, Steven Hoerter, Bill Lundberg, Peter Silverman and William White and OrbiMed has designated Mona Ashiya to serve as members of the VYNE board of directors.

In addition, upon the Closing, Rebecca Frey will serve as Chief Executive Officer of the Combined Company, Tyler Zeronda will serve as Chief Financial Officer, Steven Ryder will serve as Chief Medical Officer, Lori Payton will serve as Chief Development Officer and Rachael Alford will serve as Chief Operating Officer.

Amendment of the VYNE Charter

VYNE has agreed to amend the VYNE Charter to (i) change VYNE’s name to “Yarrow Bioscience, Inc.”, (ii) effect the proposed reverse stock split, if needed, and (iii) make such other changes as are mutually agreeable to VYNE and Yarrow.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of VYNE and Merger Sub, on one hand, and Yarrow, on the other hand, for a transaction of this type relating to, among other things:

●	corporate organization and power, subsidiaries and similar corporate matters;
●	organizational documents;
●	authority to enter into the Merger Agreement and the related agreements;
●	votes required for completion of the Merger and approval of the proposals that will come before the VYNE Special Meeting and that will be the subject of the Yarrow stockholder approval;
●	except as otherwise specifically disclosed in the Merger Agreement, the fact that the consummation of the Merger would not contravene the organizational documents, certain laws, governmental authorizations or certain contracts of the parties; result in any encumbrances on the parties’ assets or require the consent of any third party;
●	capitalization;
●	financial statements and, with respect to VYNE, documents filed with the SEC and the accuracy of information contained in those documents;
●	material changes or events;
●	liabilities;
●	title to assets;
●	real property and leaseholds;
●	intellectual property;
●	material contracts, including the validity of material contracts to which the parties or their subsidiaries are a party and any default of such contracts;
●	regulatory compliance, permits and restrictions;
●	legal proceedings and orders;
●	tax matters;
●	employee and labor matters and benefit plans;
●	environmental matters;
●	insurance;
●	fees owed to financial advisors and similar fees;
●	certain transactions or relationships with affiliates;
●	privacy and data security;

●	trade control laws;
●	with respect to Yarrow, ownership of VYNE capital stock; and
●	with respect to VYNE, the valid issuance in the Merger of VYNE Common Stock.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger. The accuracy of the representations and warranties of each of VYNE and Yarrow form the basis of certain of the conditions to the obligations of VYNE and Yarrow to complete the Merger, subject to materiality thresholds.

Covenants; Conduct of Business Pending the Merger

VYNE has agreed that, except as contemplated or permitted by the Merger Agreement, as required by law, or unless Yarrow has provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, VYNE will, and will cause its subsidiaries to, use commercially reasonable efforts to conduct their business and operations in the ordinary course consistent with past practices and in material compliance with all applicable laws, regulations and certain material contracts and continue to pay material outstanding accounts payable and other material current liabilities (including payroll) when due and payable. VYNE has also agreed that, subject to certain limited exceptions and except as contemplated or permitted by the Merger Agreement, as required by law, or unless Yarrow has provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, it will not, and will not cause or permit any of its subsidiaries to:

●	declare, accrue, set aside or pay any dividend (other than the Cash Dividend) or make any other distribution in respect of any shares of its capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of VYNE Common Stock from terminated employees, directors or consultants of VYNE);
●	except as required to give effect to anything in contemplation of the Closing, amend any of its organization documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;
●	sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of any capital stock or other security (except for VYNE Common Stock issued upon the valid exercise of outstanding VYNE Options or VYNE RSUs, as applicable), any option, warrant or right to acquire any capital stock or any other security or any instrument convertible into or exchangeable for any capital stock or other security;
●	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;
●	lend money to any person or entity; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $25,000;
●	adopt, establish or enter into certain agreements, plans or arrangements relating to employment or benefits matters; cause or permit any such agreement, plan or arrangement to be amended other than as required by law or in order to make amendments for purposes of Section 409A of the Code; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants; increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or hire or terminate any officer, employee or consultant;
●	acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties;
●	sell, assign, transfer, license, sublicense or otherwise dispose of any intellectual property of VYNE (other than pursuant to non-exclusive licenses in the ordinary course of business or pursuant to the consummation of any Parent Legacy Transaction);

●	make, change or revoke any material tax election; file any amended income or other material tax return; or adopt or change any material accounting method in respect of taxes; enter into any material tax closing agreement or settle any material tax claim or assessment; consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment; or surrender any material claim for refund;
●	waive, settle or compromise any pending or threatened legal proceeding against VYNE or any of its subsidiaries, other than waivers, settlements or agreements for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and that do not impose any material restrictions on the operations or businesses of VYNE or its subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by VYNE or any of its subsidiaries;
●	forgive any loans to any person, including its employees, officers, directors or affiliate;
●	terminate or modify in any material respect, or fail to exercise renewal rights to, any material insurance policy;
●	materially change pricing or royalties or other payments set or charged by VYNE or any of subsidiaries to its customers or licensees; or agree to materially change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to VYNE or any of subsidiaries;
●	enter into, amend in a manner adverse to VYNE or terminate any VYNE material contract outside of the ordinary course of business; or
●	agree, resolve or commit to do any of the foregoing.

The Merger Agreement does not give Yarrow the right, directly or indirectly, to control or direct the operations of VYNE prior to the Effective Time. Prior to the Effective Time, VYNE shall exercise, consistent with the terms and conditions of the Merger Agreement, complete unilateral control and supervision over its business operations.

Notwithstanding the foregoing restrictions, VYNE is expressly permitted to engage in a Parent Legacy Transaction and is expressly permitted to declare and pay the Cash Dividend, up to an amount equal in the aggregate to VYNE’s reasonable, good faith approximation of the amount by which VYNE’s Net Cash will exceed $0.

Yarrow has agreed that, except as contemplated or permitted by the Merger Agreement or the Securities Purchase Agreement, as required by law, or unless VYNE shall have provided its written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, Yarrow will use commercially reasonable efforts to conduct its business and operations in the ordinary course consistent with past practices and in material compliance with all applicable laws, regulations and certain contracts. Yarrow has also agreed that, subject to certain limited exceptions without the consent of VYNE, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, it will not, and will not cause or permit its subsidiary to:

●	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock; or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Yarrow Common Stock from terminated employees, directors or consultants of Yarrow);
●	except as required to give effect to anything in contemplation of the Closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;
●	sell, issue, grant, or authorize any of the foregoing actions with respect to more than 25% of the shares of Yarrow Capital Stock outstanding as of the date of the Merger Agreement: any capital stock or other security of Yarrow (except for shares of outstanding Yarrow Common Stock issued upon the valid exercise or settlement of Yarrow Options); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security of Yarrow;

●	acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;
●	lend money to any person or entity; incur or guarantee any indebtedness for borrowed money; or guarantee any debt securities of others;
●	sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any lien with respect to such assets or properties;
●	sell, assign, transfer, license, sublicense or otherwise dispose of any material intellectual property of Yarrow, other than in the ordinary course of business;
●	waive, settle or compromise any pending or threatened legal proceeding against Yarrow, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Yarrow or any equitable relief on, or the admission of wrongdoing by Yarrow;
●	enter into, amend in a manner adverse to Yarrow or terminate any Yarrow material contract; or
●	agree, resolve or commit to do any of the foregoing.

Non-Solicitation

Each of VYNE and Yarrow have agreed that, except as described below, VYNE and Yarrow and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by it or any of its subsidiaries to, directly or indirectly:

●	solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal (as defined below) or Acquisition Inquiry (as defined below) or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry;
●	furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;
●	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;
●	approve, endorse or recommend any Acquisition Proposal, subject to the terms of the Merger Agreement;
●	execute or enter into any letter of intent or any contract contemplating or otherwise relating to an Acquisition Transaction; or
●	publicly propose to do any of the foregoing.

An “Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for non-public information (other than an inquiry, indication of interest or request for information made or submitted Yarrow, on the one hand, or VYNE, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.

An “Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

An “Acquisition Transaction” means any transaction or series of related transactions (other than any VYNE Legacy Transaction, any Interim Financing, or the Yarrow Pre-Closing Financing) involving:

(a)

any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (ii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries, or issues securities convertible into more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

(b)

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

Notwithstanding the foregoing, before obtaining the applicable approvals of VYNE stockholders or Yarrow stockholders required to consummate the Merger, each party may furnish non-public information regarding such party and its subsidiaries to, and may enter into discussions or negotiations with, any third party in response to a bona fide written Acquisition Proposal, which such party’s board of directors determines in good faith, after consultation with such party’s financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Offer (and is not withdrawn), if:

●	such Acquisition Proposal was not obtained or made as a direct or indirect result of a breach of the Merger Agreement;
●	such party’s board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of such board of directors under applicable law;
●	at least two business days prior to furnishing any non-public information or entering into discussions with a third party, such party gives the other party written notice of the identity of the third party and of that party’s intention to furnish non-public information to, or enter into discussions with, such third party;
●	such party receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between VYNE and Yarrow; and
●	at least two business days prior to furnishing any non-public information to a third party, such party furnishes the same non-public information to the other party to the extent not previously furnished.

A “Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of this Agreement, (b) is on terms and conditions that the VYNE board of directors or Yarrow board of directors, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other party to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to VYNE’s stockholders or Yarrow’s stockholders, as applicable, than the terms of the Merger, (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed.

The Merger Agreement also provides that each party will promptly (and in no event later than one business day after such party receives any such Acquisition Proposal or Acquisition Inquiry) advise the other party of the status and terms of, and keep the other party reasonably informed with respect to, any Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

Board Recommendation Change

Under the Merger Agreement, subject to certain exceptions described below, both Yarrow and VYNE agreed that their respective board of directors may not withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of such party’s board of directors in a manner adverse to the other party except for in limited circumstances described below.

At any time prior to the approval of the Merger by each party’s respective stockholders, if (i) such party has received a bona fide written Acquisition Proposal that the such party’s board of directors determines, following consultation with its outside legal counsel and financial advisor, to be a Superior Offer, or (ii) a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof, or (B) the fact, in and of itself, that such party meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations or (C), solely with respect to VYNE, a VYNE Legacy Transaction) that affects the business, assets or operations of such party and occurs or arises after the date the Merger Agreement was executed (an “Intervening Event”), such party’s board of directors may amend, withdraw, or modify its recommendation in a manner adverse to the other party.

In the case of a change of its recommendation due to a Superior Offer, such party’s board of directors must first:

●	determine in good faith, based on the advice of its outside legal counsel, that the failure to make a change in its recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; and
●	negotiate with the other party in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, during the required four business day notice period and provide the other party with certain information regarding such Superior Offer.

If the other party delivers a written offer to alter the terms or conditions of the Merger Agreement during the required four business day notice period, the party considering a change in the recommendation of its board of directors must redetermine in good faith, based on the advice of its outside legal counsel, that the failure to make a change in its recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement).

In the case of a change of its recommendation due to an Intervening Event, such party’s board of directors must first promptly notify the other party, in writing, at least four business days before making a change in its recommendation, stating the material facts and circumstances related to the applicable material development or change in circumstance and that such party’s board of directors intends to make a change in its recommendation.

Special Meeting of VYNE’s Stockholders and Written Consent of Yarrow’s Stockholders

VYNE is obligated under the Merger Agreement to take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of VYNE Common Stock for the purpose of considering and voting to approve the Merger Agreement and the transactions contemplated thereby (including the Merger) and amendments to the VYNE Charter as further described herein (the “Required VYNE Stockholder Vote”). The VYNE Special Meeting will be held as promptly as practicable after this registration statement on Form S-4 is declared effective under the Securities Act, and in any event no later than 45 days after the effective date of this registration statement on Form S-4.

Promptly after this registration statement on Form S-4 has been declared effective, and no later than two business days thereafter, Yarrow is required to obtain the approval by written consent from the holders of a majority of the outstanding shares of Yarrow Common Stock and preferred stock, voting together as a single class on an as-converted basis, and the holders of a majority of the outstanding shares of Yarrow Preferred Stock, voting as a separate class, to (x) adopt and approve the Merger Agreement and the Merger or the transactions contemplated thereby (including the Merger), (y) acknowledge that the approval given thereby is irrevocable and that such stockholders are aware of their rights to demand appraisal for their shares pursuant to Section 262 of the DGCL, and that such stockholder has received and read a copy of Section 262 of the DGCL and (z) acknowledge that by their approval of the Merger, they are not entitled to appraisal rights with respect to their shares in connection with the Merger and thereby waive any rights to receive payment of the fair value of their capital stock under the DGCL (the “Required Yarrow Stockholder

Vote”). Reasonably promptly following receipt of such consents, Yarrow will prepare, and cause to be mailed to its stockholders who did not execute such consents, a notice in accordance with the DGCL.

Regulatory Approvals

Each party agreed to use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the transactions contemplated by the Merger Agreement, and to submit promptly any additional information requested by any such governmental authority. VYNE and Yarrow do not intend to seek any regulatory approval from antitrust or other regulatory authorities to consummate the transactions.

Indemnification and Insurance for Directors and Officers

Under the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, VYNE and the surviving entity in the Merger agreed to indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of VYNE or Yarrow, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified officer or director is or was a director or officer of VYNE or of Yarrow, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL. From and after the Effective Time, VYNE and the surviving corporation in the Merger will also fulfill VYNE’s and Yarrow’s indemnity obligations, respectively, to each person who is, has been, or who becomes prior to the Effective Time, a director or officer of VYNE or Yarrow.

The certificate of formation and limited liability company agreement of the surviving entity will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the VYNE Charter and the VYNE Bylaws.

From and after the Effective Time, VYNE will maintain director and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to VYNE. In addition, VYNE will secure and purchase a six year “tail policy” on VYNE’s existing directors’ and officers’ liability insurance policy with an effective date as of the date of the closing of the First Merger.

Closing Cash Dividend

VYNE expects to pay a Cash Dividend to the holders of record of outstanding shares of VYNE Common Stock as of a record date prior to the Effective Time, to be determined by the VYNE board of directors, which is intended to be implemented and performed such that VYNE’s Net Cash, after taking into account such Cash Dividend, shall be no less than $0 as of the Closing. The Cash Dividend is expected to be approximately $14.5 to $16.5 million in the aggregate. The ex-dividend date in respect of such Cash Dividend (i.e. the date on which shares of VYNE Common Stock shall trade without the right to receive the Cash Dividend) will be determined by Nasdaq. VYNE stockholders of record who continue to hold their eligible shares of VYNE Common Stock until market open on the ex-dividend date will be entitled to payment of the Cash Dividend.

Additional Agreements

Each of VYNE and Yarrow has agreed to use its reasonable best efforts to cause to be taken all actions necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:

●	make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by the Merger Agreement;
●	use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable law or contract, or otherwise) in connection with the Merger and the other transactions contemplated by the Merger Agreement or for such contract to remain in full force and effect;

●	use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the transactions contemplated by the Merger Agreement; and
●	use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Merger Agreement.

Pursuant to the Merger Agreement, VYNE and Yarrow have further agreed that:

●	VYNE will use its commercially reasonable efforts to maintain its listing on Nasdaq and cause the shares of VYNE Common Stock being issued in the Merger to be approved for listing on Nasdaq at or prior to the Effective Time; and
●	VYNE will keep Yarrow reasonably informed regarding any stockholder litigation against VYNE or any of its directors relating to the Merger Agreement or the transactions contemplated thereby. VYNE will (i) give Yarrow the opportunity to participate in the defense, settlement or prosecution of any such litigation (ii) consult with Yarrow with respect to the defense, settlement and prosecution of any such litigation and (iii) consider in good faith Yarrow’s advice with respect to such litigation.

Conditions to the Completion of the Merger

Each party’s obligation to complete the Merger is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the Closing, of various conditions, which include the following:

●	there must not have been issued, and remain in effect, any order preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement by any governmental authority of competent jurisdiction, and there must not be any law, statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement in effect which has the effect of making the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement illegal;
●	Yarrow shall have obtained the Required Yarrow Stockholder Vote;
●	VYNE shall have obtained the Required VYNE Stockholder Vote;
●	the initial listing application for VYNE Common Stock on Nasdaq shall have been approved by Nasdaq;
●	the registration statement on Form S-4, of which this proxy statement/prospectus is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or any proceeding seeking a stop order that has not been withdrawn; and
●	the lock-up agreements executed by certain securityholders of Yarrow will continue to be in full force and effect as of immediately following the Effective Time.

In addition, each party’s obligation to complete the Merger is further subject to the satisfaction or waiver by that party of the following additional conditions:

●	the other party’s representations and warranties being true and correct as of the Closing Date, subject to applicable materiality qualifiers;
●	the other party to the Merger Agreement must have performed or complied with in all material respects all of such party’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;
●	the lack of a material adverse effect that is continuing with respect to the other party;
●	the other party having delivered certain certificates and other documents required under the Merger Agreement for the Closing;

●	with respect to VYNE’s obligation to complete the Merger, certain Yarrow investor agreements shall have been terminated (or will be terminated as of the Closing); and
●	with respect to Yarrow’s obligation to complete the Merger, if VYNE declares the Cash Dividend, the Cash Dividend amount shall have been deposited by VYNE with VYNE’s transfer agent for distribution to holders of VYNE Common Stock as of the record date of the Cash Dividend.

Termination and Termination Fee

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the Effective Time, whether before or after the required stockholder approvals to complete the Merger have been obtained, as set forth below:

(a)	by mutual written consent of VYNE and Yarrow;
(b)	by either VYNE or Yarrow, if the Merger has not been consummated by September 17, 2026 (the “End Date”) (subject to possible extension as provided in the Merger Agreement); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of the Merger Agreement; provided, further, that if the SEC has not declared this registration statement on Form S-4 effective by the date that is 90 days prior to the End Date, then either party may extend the End Date for an additional 90 days;
(c)	by either VYNE or Yarrow, if a court of competent jurisdiction or governmental entity has issued a final and non-appealable order, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or any of the transactions contemplated by the Merger Agreement;
(d)	by VYNE, if the Yarrow Required Stockholder Vote has not been obtained within two business days of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, becoming effective; provided that this right to terminate the Merger Agreement will not be available to VYNE once Yarrow obtains such stockholder approval;
(e)	by either VYNE or Yarrow, if the VYNE Special Meeting has been held and completed and VYNE stockholders have taken a final vote on the Merger Proposals set forth herein to be considered at the VYNE Special Meeting, and the Merger Proposals have not been approved by VYNE stockholders; provided that this right to terminate the Merger Agreement will not be available to VYNE where VYNE’s action or failure to act has been a principal cause of the failure to obtain the VYNE stockholder approval at the VYNE Special Meeting and such action or failure to act constitutes a breach of the Merger Agreement;
(f)	by Yarrow, at any time prior to obtaining the approval by VYNE stockholders of the Merger Proposals set forth herein to be considered at the VYNE Special Meeting, if any of the following circumstances shall occur:
●	VYNE fails to include in this proxy statement/prospectus the VYNE board of directors’ recommendation that VYNE stockholders vote to approve the Merger Proposals set forth herein to be considered at the VYNE Special Meeting;
●	the VYNE board of directors, or any committee thereof, makes a VYNE board recommendation change in a manner adverse to Yarrow (or publicly proposes to do so), or adopts, approves or recommends any Acquisition Proposal (or publicly proposes to do so); or
●	VYNE enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement.
(g)	by VYNE, at any time prior to obtaining the Yarrow Required Stockholder Vote, if any of the following circumstances shall occur:
●	the Yarrow board of directors makes a board recommendation change in a manner adverse to Yarrow;

●	the Yarrow board of directors or any committee thereof publicly approves, endorses or recommends any Acquisition Proposal; or
●	Yarrow enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal;
(h)	by Yarrow, if a Form 25 has been filed with respect to the VYNE Common Stock by VYNE or Nasdaq or any other cessation of listing of the VYNE Common Stock on Nasdaq;
(i)	by Yarrow, if VYNE or Merger Sub have breached any of their representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of VYNE or Merger Sub has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of time of such breach or inaccuracy; provided that Yarrow is not then in material breach of any representation, warranty covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy is curable, then Yarrow shall not be permitted to terminate the Merger Agreement pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from Yarrow to VYNE or Merger Sub and Yarrow’s intention to terminate pursuant to this paragraph and (ii) VYNE and Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of such written notice (it being understood that Yarrow shall not be permitted to terminate the Merger Agreement pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by VYNE or Merger Sub is cured prior to such termination becoming effective);
(j)	by VYNE, if Yarrow has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Yarrow has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of time of such breach or inaccuracy; provided that VYNE is not then in material breach of any representation, warranty covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy is curable, then VYNE shall not be permitted to terminate the Merger Agreement pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from VYNE to Yarrow and VYNE’s intention to terminate pursuant to this paragraph and (ii) Yarrow ceasing to exercise commercially reasonable efforts to cure such breach following delivery of such written notice (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Yarrow is cured prior to such termination becoming effective);
(k)	by VYNE (at any time prior to obtaining the VYNE Required Stockholder Vote), concurrently with VYNE’s entering into a definitive agreement for a Superior Offer, subject to certain conditions; or
(l)	by VYNE if (i) closing conditions were satisfied or waived, (ii) Yarrow failed to consummate the Closing on the date on which Yarrow is required to consummate the Closing under the Merger Agreement, (iii) VYNE has, at least two business days prior to seeking to terminate the Merger Agreement, irrevocably confirmed via written notice to Yarrow that VYNE is ready, willing and able to consummate the Closing and (iv) Yarrow has not consummated the Closing by the earlier of (x) the End Date and (y) the second business day following delivery of VYNE’s written confirmation referred to in clause (iii).

Termination Fees Payable by VYNE

VYNE must pay Yarrow a termination fee of $1.0 million if (i) the Merger Agreement is terminated by VYNE or Yarrow pursuant to clause (e) above or by Yarrow pursuant to clause (f) above, (ii) at any time after the date of the Merger Agreement and prior to the VYNE Special Meeting, an Acquisition Proposal with respect to VYNE will have been publicly announced, disclosed or otherwise communicated to the VYNE board of directors (and will not have been withdrawn), and (iii) within 12 months after the date of such termination, VYNE enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction.

Termination Fees Payable by Yarrow

Yarrow must pay VYNE a termination fee of $1.0 million if (i) the Merger Agreement is terminated by VYNE pursuant to clause (d) or (g) above (ii) the Merger Agreement is terminated by VYNE pursuant to clause (l) above and at any time after the date of the Merger Agreement and before obtaining the Yarrow Required Stockholder Vote, an Acquisition Proposal with respect to Yarrow will have been publicly announced, disclosed or otherwise communicated to the Yarrow board of directors (and will not have been withdrawn), and within 12 months after the date of such termination, Yarrow enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction.

Amendment and Waiver

The Merger Agreement may be amended by the parties to the Merger Agreement by action taken or authorized by their respective boards of directors at any time, whether before or after the approval of the Merger Agreement by either party’s stockholders has been obtained; provided, that after approval of the Merger Agreement has been obtained by either party’s stockholders, no amendment may be made that pursuant to applicable law requires further approval or adoption by the stockholders of either party, without such further approval or adoption.

Any provision of the Merger Agreement may be waived by any party solely on that party’s behalf, without the consent of any other party, to the extent permitted by applicable law. No failure or delay on the part of any party with respect to the exercise of any right or power under the Merger Agreement will operate as a waiver of such right or power. Furthermore, no single or partial exercise of any such right or power will preclude any other or further exercise thereof or of any other right or power.

Fees and Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except as described above in the section titled “The Merger Agreement — Termination and Termination Fee” beginning on page 174 of this proxy statement/prospectus, and except that VYNE and Yarrow will share equally in any fees and expenses incurred in relation to (i) the filings with the SEC of the registration statement on Form S-4 (including any financial statements and exhibits) and any related amendments or supplements and paid to a financial printer or the SEC and (ii) the printing, mailing and distribution of the proxy statement/ prospectus and any amendments and supplements.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

RTW Investments, OrbiMed, Janus Henderson Investors, venBio Partners, Logos Capital and LifeSci Venture Partners, as Yarrow stockholders beneficially holding approximately 95.9% of the outstanding shares of Yarrow Capital Stock, have entered into Yarrow Support Agreements with VYNE and Yarrow to vote all of their shares of Yarrow Capital Stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and against any alternative Acquisition Proposals. Certain VYNE stockholders beneficially holding approximately 4.65% of the outstanding shares of VYNE Common Stock have entered into VYNE Support Agreements with VYNE and Yarrow to vote all of their shares of VYNE Common Stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and the reverse stock split and against any alternative Acquisition Proposals.

The foregoing description of the support agreements does not purport to be complete and is qualified in its entirety by the full text of the form of VYNE Support Agreement and the form of Yarrow Support Agreement, which are attached hereto as Annex H and Annex I, respectively.

Lock-Up Agreements

Certain of VYNE’s and Yarrow’s executive officers and directors have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of VYNE Common Stock or any securities convertible into or exercisable or exchangeable for VYNE Common Stock, currently or thereafter owned, but excluding, as applicable, shares purchased by existing Yarrow stockholders in the Yarrow Pre-Closing Financing (including any shares of VYNE Common Stock issuable upon exercise of VYNE Pre-Funded Warrants issued in exchange for Yarrow Pre-Funded Warrants sold in the Yarrow Pre-Closing Financing), until 180 days after the Effective Time.

The Yarrow officers and directors who have executed lock-up agreements as of April 17, 2026 beneficially owned, in the aggregate, approximately 19% of the shares of Yarrow Capital Stock. The VYNE officers and directors who have executed lock-up agreements as of April 17, 2026 beneficially owned, in the aggregate, approximately 4.65% of the shares of VYNE Common Stock.

The foregoing description of the lock-up agreements does not purport to be complete and is qualified in its entirety by the full text of the form of lock-up agreement, which is attached hereto as Annex J.

Securities Purchase Agreement

Concurrently with the execution and delivery of the Merger Agreement, certain institutional and accredited investors entered into the Securities Purchase Agreement with Yarrow, pursuant to which such investors have agreed to purchase, immediately prior to the Merger, shares of Yarrow Common Stock or, in lieu thereof, Yarrow Pre-Funded Warrants, representing an aggregate commitment of approximately $100.0 million in the Yarrow Pre-Closing Financing. Under the Securities Purchase Agreement, the number of shares of Yarrow Common Stock or Yarrow Pre-Funded Warrants, as applicable, shall be determined at a purchase price per share or pre-funded warrant equal to (i) a valuation for Yarrow equal to approximately $172.9 million (which represents the sum of the Company Equity Value (as defined in the Merger Agreement) and the proceeds received by Yarrow in the Interim Financing), (ii) divided by the number of fully diluted shares of Yarrow Common Stock outstanding immediately prior to the Effective Time (including the securities being issued under the Securities Purchase Agreement).

The Yarrow Pre-Funded Warrants will have an exercise price per share equal to $0.0001 (as adjusted from time to time as provided in the form of pre-funded warrant) and may be exercised at any time and from time to time after the original issue date. The Yarrow Pre-Funded Warrants do not expire. The foregoing description of the form of pre-funded warrant does not purport to be complete and is qualified in its entirety by the full text of the form of pre-funded warrant, which is filed as Exhibit 4.4 to the registration statement of which this proxy statement/prospectus forms a part.

The shares of Yarrow Common Stock and Yarrow Pre-Funded Warrants that are issued in the Yarrow Pre-Closing Financing will be or will have the right to be, respectively, converted into shares of VYNE Common Stock in the Merger. Accordingly, by approving Proposal No. 1 relating to the Merger, VYNE stockholders will also be approving the issuance of shares of VYNE Common Stock to be issued in exchange for all shares of Yarrow Common Stock and upon exercise of Yarrow Pre-Funded Warrants that are sold in the Yarrow Pre-Closing Financing.

The Securities Purchase Agreement contains customary representations and warranties of Yarrow and also contains customary representations and warranties of the purchaser parties thereto.

Each purchaser’s obligation to purchase shares of Yarrow Common Stock and/or Yarrow Pre-Funded Warrants from Yarrow pursuant to the Securities Purchase Agreement is subject to the satisfaction or waiver of certain conditions, including:

●	Yarrow’s representations and warranties in the Securities Purchase Agreement being true and correct in all respects as of the effective date of the Subscription Agreement and true and correct in all material respects as of the closing date for the Yarrow Pre-Closing Financing, subject to certain exceptions;
●	Yarrow having performed and complied in all material respects with the obligations and conditions required to be performed or complied with by it;
●	no injunction having been issued prohibiting the consummation of the Yarrow Pre-Closing Financing;
●	all consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the securities under the Securities Purchase Agreement having been obtained and in full force and effect;
●	Yarrow having furnished all required materials to VYNE’s transfer agent;
●	no material adverse effect shall have occurred that is continuing, since the date of the Subscription Agreement;
●	an opinion from Company counsel, dated as of the Closing;
●	the issuance of a compliance certificate by an authorized officer of Yarrow;
●	the issuance of a secretary’s certificate by the secretary of Yarrow;
●	Yarrow having delivered the registration rights agreement required by the Securities Purchase Agreement;
●	this registration statement on Form S-4 shall have been become effective under the Securities Act, no stop order shall be suspending the effectiveness of this registration statement and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC;
●	the Nasdaq Listing Application shall have been approved by Nasdaq; and
●	the satisfaction or waiver of all conditions to the Closing set forth in the Merger Agreement (other than the condition regarding the Yarrow Pre-Closing Financing and other than those conditions which, by their nature, are to be satisfied at the Closing of the transactions contemplated by the Merger) and the Closing being set to occur substantially concurrently with the closing of the Yarrow Pre- Closing Financing.

Yarrow’s obligation to sell shares of Yarrow Common Stock or Yarrow Pre-Funded Warrants, as applicable, to each purchaser pursuant to the Subscription Agreement is subject to the satisfaction or waiver of certain conditions, including:

●	the representations and warranties made by the purchasers being true and correct as of the closing date of the Yarrow Pre-Closing Financing, subject to certain exceptions;
●	each purchaser having performed and complied with all obligations and conditions required to be performed or complied with by each purchaser;
●	no injunction having been issued prohibiting the consummation of the Yarrow Pre-Closing Financing;

●	each investor having delivered the registration rights agreement required by the Securities Purchase Agreement; and
●	Yarrow having received payment in full from each investor as required by the Securities Purchase Agreement, subject to certain exceptions.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of Securities Purchase Agreement, which is attached hereto as Annex K.

Registration Rights Agreement

The Securities Purchase Agreement contemplates Yarrow and the investors participating in the Yarrow Pre-Closing Financing entering into a registration rights agreement at the closing of the Yarrow Pre- Closing Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration and resale of certain shares of Yarrow Common Stock that are held by the investors participating in the Yarrow Pre-Closing Financing from time to time, including the shares of VYNE Common Stock issued in exchange for shares of Yarrow Common Stock sold in the Yarrow Pre-Closing Financing or underlying VYNE Pre-Funded Warrants issued upon conversion of the Yarrow Pre-Funded Warrants sold in the Yarrow Pre-Closing Financing.

Pursuant to the registration rights agreement, the Combined Company will agree to prepare and file a resale registration statement covering the resale of the VYNE Common Stock within 45 calendar days of the Closing pursuant to Rule 415 and to use its commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act until the earlier of the date that all registrable securities covered by such registration statement (i) have been sold thereunder or pursuant to Rule 144 of the Securities Act (“Rule 144”), (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Combined Company to be in compliance with the current public information requirement under Rule 144, (iii) have been exchanged for unrestricted shares of VYNE Common Stock under an effective registration statement on Form S-4, if available, or if unavailable, another appropriate form filed with the SEC, subject to certain exceptions, and (iv) five years after the date of the registration rights agreement.

The registration rights agreement also provides that the Combined Company will pay certain expenses relating to such registrations and indemnify the applicable securityholders against certain liabilities. The form of registration rights agreement is filed as Exhibit 10.5 to this registration statement on Form S-4 of which this proxy statement/prospectus is a part, and the foregoing description of the registration rights agreement is qualified in its entirety by reference thereto.

VYNE DIRECTORS, OFFICERS AND CORPORATE GOVERNANCE

The following sets forth certain information, as of April 17, 2026, concerning VYNE’s directors and executive officers.

VYNE’s directors, executive officers and key employees as of April 17, 2026 are as follows:

Name	Age	Position(s)
David Domzalski	59	Chief Executive Officer, President and Director
Tyler Zeronda	40	Chief Financial Officer and Treasurer
Mutya Harsch	51	Chief Legal Officer, General Counsel and Secretary
Iain Stuart, Ph.D.	53	Chief Scientific Officer
Sharon Barbari(1)(2)(3)	71	Director
Steven Basta(1)	60	Director
Patrick LePore(3)	71	Lead Independent Director
Elisabeth Sandoval Little(1)(2)	64	Director
(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Executive Officers

David Domzalski has served as VYNE’s President and Chief Executive Officer and as a director since March 2020. From July 2017 until the closing of the merger between VYNE (which was formerly known as Menlo Therapeutics Inc. (“Menlo”)) and Foamix Pharmaceuticals Ltd. (“Foamix”) in March 2020 (the “Menlo Merger”), Mr. Domzalski served as the Chief Executive Officer of Foamix. He also served as a director of Foamix from 2018 to the closing of the Menlo Merger. Mr. Domzalski’s tenure with Foamix began in 2014 when he served as President of its U.S. subsidiary. From 2009 to 2013, Mr. Domzalski was the Vice President of Sales and Marketing at LEO Pharma, Inc. Mr. Domzalski holds a B.A. in economics and political science from Muhlenberg College in Allentown, Pennsylvania. VYNE believes Mr. Domzalski is qualified to serve on the VYNE board of directors given his leadership position with VYNE and his extensive experience in operating and leadership roles in the pharmaceutical industry.

Tyler Zeronda was appointed as VYNE’s Chief Financial Officer and Treasurer in March 2022 and previously served as VYNE’s Interim Chief Financial Officer and Treasurer from June 2021 to March 2022. Mr. Zeronda previously served as Vice President of Finance of VYNE from March 2020 to June 2021 and as Vice President of Finance of Foamix from April 2019 until its merger with VYNE in March 2020, where he helped lead the buildout of the company’s finance department in the U.S. and was responsible for financial planning, commercial finance and supply chain. From April 2013 until April 2019, Mr. Zeronda held positions across corporate and operational finance at Aerie Pharmaceuticals Inc. (formerly, Nasdaq: AERI), a pharmaceutical company, where he helped the company scale and transition from a pre-IPO, clinical-stage company to a commercial-stage public company. Mr. Zeronda began his career at Ernst & Young, LLP where he focused on assurance services in the healthcare industry. Mr. Zeronda received his Master of Science in accounting from the University of Virginia, holds a Bachelor of Arts with a double major in economics and business and history from Lafayette College and is a licensed CPA.

Mutya Harsch has served as VYNE’s Chief Legal Officer, General Counsel and Secretary since March 2020. From January 2019 until March 2020, Ms. Harsch served as the General Counsel and Chief Legal Officer of Foamix. She previously served as Foamix’s General Counsel and Senior Vice President of Legal Affairs from January 2018 to January 2019. In addition, Ms. Harsch served on the board of directors of Satsuma Pharmaceuticals Inc. from October 2021 until June 2023. Ms. Harsch has over 20 years of legal experience, previously holding positions as Special Counsel, Mergers & Acquisitions at Cooley LLP from 2015 to 2017 and as a corporate lawyer at Davis Polk & Wardwell from 2005 to 2015. Ms. Harsch received her J.D. and B.A. from the University of California at Berkeley.

Iain Stuart, Ph.D. has served as VYNE’s Chief Scientific Officer since March 2020. From January 2019 until March 2020, Dr. Stuart served as the Chief Scientific Officer of Foamix. Dr. Stuart previously served as Foamix’s, Senior Vice President of Research & Development from August 2017 to January 2019 and Vice President of Clinical Development from 2016 to 2017. Prior to joining Foamix, Dr. Stuart held several positions, including Director of Preclinical Development, Vice President of R&D Project Management and Vice President of Medical Strategy and Scientific Affairs, at LEO Pharma Inc. Dr. Stuart holds a BSc (*Hons, 1st class) and Ph.D. in Chemistry from Glasgow Caledonian University, Scotland. Dr. Stuart was also a post-doctoral fellow in the Strathclyde Institute of Pharmacy and Biomedical Sciences, University of Strathclyde, Scotland.

Non-Employee Directors

Sharon Barbari has served on the VYNE board of directors since March 2020, having previously served as a director of Foamix (as defined below) from January 2019 to the closing of the Menlo Merger in 2020. From 2004 to 2017, Ms. Barbari served as Chief Financial Officer at Cytokinetics, Incorporated. From 2002 to 2004, she served as Chief Financial Officer and Senior Vice President of Finance and Administration at InterMune. From 1998 to 2002, she served in senior financial roles at Gilead Sciences, including as Chief Financial Officer. Ms. Barbari was also employed as Vice President of Strategic Planning at Foote, Cone & Belding Healthcare. She began her career at Syntex Corporation/Roche Pharmaceuticals, where she held various roles of increasing responsibility from 1972 to 1996. Ms. Barbari served on the board of directors of the publicly held company Agile Therapeutics from June 2020 until its merger with Exeltis Project, Inc., a U.S. subsidiary of Insud Pharma, S.L., in August 2024. She previously was a board member for the Association of Bioscience Finance Officers Northern California Chapter, Phytogen Life Sciences and Sonoma Pharmaceuticals. In 2017, Ms. Barbari was a recipient of the YWCA Silicon Valley Tribute to Women Awards. She received her B.S. in accounting from San Jose State University. VYNE believes Ms. Barbari is qualified to serve on the VYNE board of directors because of her financial executive and leadership roles in various biotechnology and pharmaceutical companies.

Steven Basta has served on the VYNE board of directors since September 2015. Mr. Basta served as President and Chief Executive Officer of VYNE’s predecessor from September 2015 until the closing of the Menlo Merger. Mr. Basta has served as the President and Chief Executive Officer and a member of the board of directors of Phathom Pharmaceuticals, Inc. since April 2025. From September 2023 until March 2025, Mr. Basta served as the Chief Executive Officer and a member of the board of directors of SaNOtize Research and Development Corp., a privately held company. From December 2020 until October 2022, Mr. Basta served as the Chief Executive Officer of Mahana Therapeutics, a privately held digital therapeutics company. From 2011 to 2015, Mr. Basta served as Chief Executive Officer of AlterG, a privately held medical device company. From 2002 to 2010, Mr. Basta served as Chief Executive Officer of BioForm Medical, a publicly held medical aesthetics company acquired by Merz, and from 2010 to 2011 served as Chief Executive Officer of its successor Merz Aesthetics. He has served on the board of DermBiont, Inc., a privately held pharmaceutical company, since 2020, and has served as chairman of the board of directors of Illumisonics, a privately held company, since November 2023. Mr. Basta served as a director of the publicly held company Viveve Medical from 2018 until March 2023, including as chairman of the board of directors beginning in January 2019. Mr. Basta received a B.A. from The Johns Hopkins University and an M.B.A. from the Kellogg Graduate School of Management at Northwestern University. VYNE believes Mr. Basta is qualified to serve on the VYNE board of directors because of his extensive experience in leadership and management roles at various life sciences companies.

Patrick LePore has served on the VYNE board of directors since September 2020 and was appointed as VYNE’s lead independent director in February 2021. Mr. LePore served as Chairman, Chief Executive Officer and President of the publicly held company Par Pharmaceutical Companies, Inc. from 2006 until its acquisition by private equity investor TPG Capital in 2012. He remained as chairman of the new company where he led the sale of the company to Endo Pharmaceuticals in 2015. Mr. LePore began his career with Hoffmann-LaRoche. He later founded Boron, LePore & Associates, a medical communications company, which he took public in 1997 and which was eventually sold to Cardinal Health. Within the past five years, Mr. LePore served as chairman of the board of directors of the publicly held pharmaceutical company Lannett Company, Inc. and as a director of the publicly held companies Matinas BioPharma Holdings, Inc., PharMerica Corporation and Innoviva, Inc. He also previously served as a trustee of Villanova University, from which he holds a bachelor’s degree. He holds a Master of Business Administration from Farleigh Dickinson University. VYNE believes Mr. LePore is qualified to serve on the VYNE board of directors given his extensive experience as a senior level executive and board member for several companies in the pharmaceutical sector.

Elisabeth Sandoval Little has served on the VYNE board of directors since March 2019. Ms. Sandoval Little currently serves as a consultant to the pharmaceutical industry. From 2016 to 2019, she served as the Chief Commercial Officer and Executive Vice President of Corporate Strategy for Alder Biopharmaceuticals, a publicly held biopharmaceutical company. From 2012 to 2015, Ms. Sandoval Little was Chief Commercial Officer for KYTHERA Biopharmaceuticals until KYTHERA’s acquisition by Allergan. Ms. Sandoval Little previously served as Vice President of Marketing for Bausch and Lomb Surgical and Vice President of Global Marketing at Allergan with responsibility for the Medical Aesthetics division. She spent over 20 years at Allergan in sales and marketing leadership roles in the specialties of dermatology, neurology, and aesthetics. Ms. Sandoval Little began her career in research and development at Johnson & Johnson’s Ethicon division. Ms. Sandoval Little currently serves on the board of directors of the publicly held company PROCEPT BioRobotics Corporation and previously served on the board of directors of the publicly held company Satsuma Pharmaceuticals from May 2019 until June 2023 and the publicly held company Intersect ENT, Inc. from

April 2021 until its acquisition by Medtronic plc in May 2022. She holds an M.B.A. from Pepperdine University and a B.S. in biology from the University of California, Irvine. VYNE believes that Ms. Sandoval Little is qualified to serve on the VYNE board of directors because of her extensive background working in the dermatology industry and her experience in strategic planning, business transactions, sales operations and executive leadership.

Corporate Governance Guidelines

The VYNE board of directors has documented VYNE’s governance practices in VYNE’s corporate governance guidelines to assure that the VYNE board of directors will have the necessary authority and practices in place to review and evaluate VYNE’s business operations as needed and to make decisions that are independent of VYNE’s management. The guidelines are also intended to align the interests of directors and management with those of VYNE’s stockholders. The corporate governance guidelines set forth certain practices the VYNE board of directors will follow with respect to board composition, board committees, board nomination, director qualifications and evaluation of the board and committees. The corporate governance guidelines and the charter for each committee of the VYNE board of directors described below may be viewed on the “Corporate Governance” section of VYNE’s “Investors & Media” page on VYNE’s corporate website located at www.vynetherapeutics.com.

Independence of the Board and its Committees

Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent.

Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. VYNE currently satisfies the audit committee independence requirements of Rule 10A-3. Additionally, compensation committee members must not have a relationship with VYNE that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

The VYNE board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with VYNE that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, the VYNE board of directors determined that each of its directors, except for Mr. Domzalski, is an “independent director” as defined under the applicable rules and regulations of the SEC, and the listing requirements and rules of Nasdaq.

Leadership Structure of the Board

The VYNE Bylaws and corporate governance guidelines provide the VYNE board of directors with flexibility to designate the position of Chairman of the VYNE board of directors, and if so, to combine or separate the positions of Chairman of the VYNE board of directors and Chief Executive Officer, or to appoint a lead director in accordance with its determination that utilizing a particular structure would be in the best interests of VYNE.

Upon the recommendation of VYNE’s Nominating and Corporate Governance Committee, the VYNE board of directors has appointed Patrick LePore to serve as VYNE’s lead independent director. The VYNE board of directors determined that the appointment of a lead independent director was in VYNE’s best interests and those of VYNE’s stockholders as it strengthens the VYNE board of directors’ independence and commitment to strong governance practices.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of VYNE’s governance and management processes. The VYNE board of directors encourages management to promote a culture that incorporates risk management into VYNE’s corporate strategy and day-to-

day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing VYNE. Throughout the year, senior management reviews these risks with the VYNE board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Meetings of the Board

The VYNE board of directors met 13 times during the fiscal year ended December 31, 2025. VYNE’s Audit Committee met four times, VYNE’s Compensation Committee met twice, and VYNE’s Nominating and Corporate Governance Committee met once. Each member of the VYNE board of directors, except Patrick LePore, attended at least 75% of the aggregate number of meetings of its board of directors and each committee on which such director serves. Mr. LePore attended 71% of the aggregate number of meetings of the board of directors and of the committees of the board on which he served. In addition, it is VYNE’s policy to encourage directors to attend the annual meeting of stockholders. All of VYNE’s directors as of the date of the 2025 annual meeting of stockholders attended such meeting.

Committees of the Board of Directors

The VYNE board of directors has a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The VYNE board of directors may establish other committees to facilitate the management of VYNE’s business. The current composition and functions of each committee are described below.

Nominating
and Corporate
Name	Audit		Compensation		Governance
David Domzalski	—		—		—
Sharon Barbari	X	*	X		X
Steven Basta	X		—		—
Patrick LePore	—		—		X	*
Elisabeth Sandoval Little	X		X	*	—
*	Committee Chairperson

Below is a description of each committee of the VYNE board of directors.

Audit Committee

VYNE’s Audit Committee oversees VYNE’s corporate accounting and financial reporting process. Among other matters, the Audit Committee:

●	appoints VYNE’s independent registered public accounting firm;
●	evaluates the independent registered public accounting firm’s qualifications, independence and performance;
●	determines the engagement of the independent registered public accounting firm;
●	reviews and approves the scope of the annual audit and the audit fee;
●	discusses with management and the independent registered public accounting firm the results of VYNE’s annual audit and the review of VYNE’s quarterly financial statements;
●	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;
●	monitors the rotation of partners of the independent registered public accounting firm on VYNE’s engagement team in accordance with requirements established by the SEC;

●	is responsible for reviewing VYNE’s financial statements and VYNE’s management’s discussion and analysis of financial condition and results of operations to be included in VYNE’s annual and quarterly reports to be filed with the SEC;
●	reviews VYNE’s critical accounting policies and estimates; and
●	reviews VYNE’s Audit Committee charter and the committee’s performance at least annually.

The current members of VYNE’s Audit Committee are Mses. Barbari and Sandoval Little and Mr. Basta, with Ms. Barbari serving as chairperson of the committee. All members of VYNE’s Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. The VYNE board of directors has determined that each of Ms. Barbari and Mr. Basta qualifies as an audit committee financial expert under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Under the rules of the SEC, members of the Audit Committee must also meet heightened independence standards. The VYNE board of directors has determined that Mses. Barbari and Sandoval Little and Mr. Basta are independent under the applicable rules of the SEC and Nasdaq.

VYNE’s Audit Committee operates under a written charter, available on VYNE’s corporate website, that satisfies the applicable standards of the rules of the SEC and Nasdaq.

Compensation Committee

VYNE’s Compensation Committee oversees policies and makes determinations relating to compensation and benefits of VYNE’s current and prospective officers, directors and employees. The Compensation Committee periodically evaluates the performance of VYNE’s Company, and where appropriate, VYNE’s officers, in light of the goals and objectives it has established, and determines and approves, or may recommend to the board of directors to approve, the bonus award, if any, payable to these officers. VYNE’s Compensation Committee may establish compensation and make bonus awards to VYNE’s chief executive officer directly or may make recommendations to the board of directors regarding compensation and bonus awards payable to VYNE’s chief executive officer. VYNE’s Compensation Committee also reviews director compensation and makes recommendations to the board of directors regarding director compensation. VYNE’s Compensation Committee also reviews and approves or makes recommendations to the VYNE board of directors regarding the issuance of stock options and other awards under VYNE’s stock plans. VYNE’s Compensation Committee will periodically review and evaluate the performance of the Compensation Committee and its members, including compliance by the Compensation Committee with its charter.

The current members of VYNE’s Compensation Committee are Mses. Barbari and Sandoval Little, with Ms. Sandoval Little serving as the chairperson of the committee. The VYNE board of directors has determined that each of Mses. Barbari and Sandoval Little is independent under the applicable rules and regulations of Nasdaq and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

VYNE’s executive officers submit proposals to the board of directors and the Compensation Committee regarding VYNE’s executive compensation. VYNE’s Chief Executive Officer also annually reviews the performance of each executive officer and makes recommendations regarding their compensation. The Compensation Committee considers those recommendations in determining base salaries, adjustments to base salaries, annual cash bonus program targets and awards and equity awards, if any, for the executive officers and other members of senior management.

VYNE’s Compensation Committee has evaluated the independence of its compensation consultant, considering the independence factors specified in the listing requirements of Nasdaq and concluded that their work for the Compensation Committee does not raise any conflicts of interest.

VYNE’s Compensation Committee operates under a written charter, available on VYNE’s corporate website, that satisfies the applicable standards of the rules of the SEC and Nasdaq.

Nominating and Corporate Governance Committee

VYNE’s Nominating and Corporate Governance Committee is responsible for making recommendations to the VYNE board of directors regarding candidates for directorships and the size and composition of the VYNE board of directors. In addition, the Nominating and Corporate Governance Committee is responsible for overseeing VYNE’s corporate governance policies and reporting and making recommendations to the VYNE board of directors concerning governance matters.

The current members of VYNE’s Nominating and Corporate Governance Committee are Ms. Barbari and Mr. LePore, with Mr. Lepore serving as the chairperson of the committee. The VYNE board of directors has determined that each of Ms. Barbari and Mr. LePore is an independent director under the applicable rules and regulations of Nasdaq relating to nominating and corporate governance committee independence.

The Nominating and Corporate Governance Committee operates under a written charter, available on VYNE’s corporate website, that satisfies the applicable standards of the SEC and Nasdaq.

VYNE’s Nominating and Corporate Governance Committee is responsible for reviewing with the VYNE board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the Nominating and Corporate Governance Committee, in recommending candidates for election, and the VYNE board of directors, in approving (and, in the case of vacancies, appointing) such candidates, may take into account many factors, including:

●	the candidate’s experience in corporate management, such as serving as an officer or former officer of a publicly held company;
●	the candidate’s experience as a board member of another publicly held company;
●	the candidate’s professional and academic experience relevant to VYNE’s industry;
●	the strength of the candidate’s leadership skills;
●	the candidate’s experience in finance and accounting and/or executive compensation practices; and
●	whether the candidate has the time required for preparation, participation and attendance at board meetings and committee meetings, if applicable.

Currently, VYNE’s Nominating and Corporate Governance Committee and board of directors evaluate each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these areas. The Nominating and Corporate Governance Committee will consider individuals who are properly proposed by stockholders to serve on the board of directors in accordance with laws and regulations established by the SEC and the Nasdaq listing requirements, the VYNE Bylaws and applicable corporate law, and make recommendations to the board of directors regarding such individuals based on the established criteria for members of the VYNE board of directors. The Nominating and Corporate Governance Committee may consider in the future whether VYNE should adopt a more formal policy regarding stockholder nominations.

Compensation Committee Interlocks and Insider Participation

As noted above, VYNE’s Compensation Committee consists of Mses. Barbari and Sandoval Little. None of the members of VYNE’s Compensation Committee is or has at any time been one of VYNE’s officers or employees. None of VYNE’s executive officers currently serves or in the past year has served as a member of the VYNE board of directors or Compensation Committee of any entity that has one or more executive officers serving on the VYNE board of directors or Compensation Committee.

Code of Business Conduct and Ethics

VYNE has adopted a code of business conduct and ethics that applies to all of VYNE’s employees, officers and directors, including those officers responsible for financial reporting. VYNE’s code of business conduct and ethics is available on the “Corporate Governance” section of VYNE’s “Investors & Media” page on VYNE’s corporate website located at vynetherapeutics.com. Any amendments to the code, or any waivers of its requirements, will be disclosed on VYNE’s website. The reference to VYNE’s web address does not constitute incorporation by reference of the information contained at or available through VYNE’s website.

Prohibition on Margin Accounts and Hedging and Similar Transactions

VYNE’s employees and directors are subject to an insider trading policy. This policy governs the purchase, sale, and/or other dispositions of the Company’s securities by directors, officers and employees that is designed to promote compliance with insider trading laws, rules and regulations, as well as procedures designed to further the foregoing purposes. In addition, it is VYNE’s intent to comply with applicable laws and regulations relating to insider trading. This policy also prohibits directors, officers and employees from holding VYNE’s securities in a margin account or pledging VYNE’s securities as collateral for a loan. In addition, VYNE’s insider trading policy prohibits employees and directors from engaging in put or call options, short selling, or similar hedging activities involving VYNE’s stock. VYNE prohibits these transactions because they may reduce the individual’s incentive to improve VYNE’s performance, focus the individual on short-term performance at the expense of long-term objectives, and misalign the individual’s interests with those of VYNE’s stockholders generally. The policy is filed as an exhibit to VYNE’s Annual Report on Form 10-K for the year ended December 31, 2024.

Stockholder Communications with the Board of Directors

The VYNE board of directors will consider any written or electronic communication from VYNE’s stockholders to the board of directors, a committee of the board of directors or any individual director. Any stockholder who wishes to communicate to the VYNE board of directors, a committee of the board of directors or any individual director should submit written or electronic communications to VYNE’s corporate secretary at VYNE’s principal executive offices, which shall include contact information for such stockholder. All communications from stockholders received shall be forwarded by VYNE’s secretary to the board of directors, a committee of the board of directors or an individual director, as appropriate, on a periodic basis, but in any event no later than the board of directors’ next scheduled meeting. The VYNE board of directors, a committee of the board of directors, or individual directors, as appropriate, will consider and review carefully any communications from stockholders forwarded by VYNE’s secretary.

VYNE EXECUTIVE COMPENSATION

The following is a discussion of compensation arrangements of VYNE’s named executive officers (“NEOs”). As a “smaller reporting company” as defined under SEC rules, VYNE has elected to comply with the scaled disclosure requirements applicable to such companies.

VYNE’s NEOs for the year ended December 31, 2025 were:

●	David Domzalski, President and Chief Executive Officer;
●	Iain Stuart, Chief Scientific Officer; and
●	Mutya Harsch, Chief Legal Officer, General Counsel and Secretary.

Summary Compensation Table

The following table sets forth information regarding compensation earned with respect to VYNE’s NEOs for the years ended December 31, 2025 and 2024.

			Non-equity	Stock	Option	All Other	Total
			Incentive Plan	Awards	Awards	Compensation	Compensation
Name and Principal Position	Year	Salary ($)	Compensation ($)(1)	($)(2)	($)(2)	($)(3)	($)
David Domzalski	2025	637,560	—	—	1,679,000	14,000	2,330,560
President and Chief Executive Officer	2024	637,560	361,497	524,250	436,500	13,800	1,973,607
Iain Stuart	2025	471,499	—	—	529,000	14,000	1,014,499
Chief Scientific Officer	2024	455,555	172,200	145,625	121,250	13,800	908,430
Mutya Harsch	2025	458,795	—	—	529,000	14,000	1,001,795
Chief Legal Officer, General Counsel and Secretary	2024	443,280	167,560	145,625	121,250	13,800	891,515
(1)

The amounts reported in this column reflect cash bonuses earned pursuant to the achievement of VYNE’s corporate objectives for the applicable year. See “Narrative Disclosure to Summary Compensation Table — Non-Equity Incentive Plan Compensation” for additional discussion regarding VYNE’s bonus program.

(2)

Represents the grant date fair value of the restricted stock units and stock options granted in accordance with ASC 718. The assumptions used in calculating the grant date fair values are set forth in Note to VYNE’s consolidated financial statements included in this included in this proxy statement/ prospectus.

(3)	Reflects employer matching contributions to each individual’s 401(k) plan.

Narrative Disclosure to Summary Compensation Table

VYNE periodically reviews compensation for its executive officers. In setting executive base salaries and bonuses and granting equity incentive awards, VYNE considers compensation for comparable positions in the market, the historical compensation levels of VYNE’s executives, individual performance as compared to VYNE’s expectations and objectives, VYNE’s desire to motivate its employees to achieve short- and long-term results that are in the best interests of VYNE’s stockholders and a long-term commitment to VYNE. VYNE does not target a specific competitive position or a specific mix of compensation among base salary, bonus or long-term incentives.

VYNE’s Compensation Committee typically reviews and discusses management’s proposed compensation with the Chief Executive Officer for all executives other than the Chief Executive Officer. Based on those discussions and its discretion, VYNE’s Compensation Committee then recommends the compensation for each executive officer. VYNE’s Compensation Committee, without members of management present, discusses and ultimately approves the compensation of VYNE’s executive officers. In 2025, VYNE’s Compensation Committee retained F.W. Cook & Co. (“F.W. Cook”), an independent compensation consulting firm, to evaluate and make recommendations with respect to VYNE’s executive compensation program and retention incentives. F.W. Cook’s engagement included assisting VYNE’s Compensation Committee with evaluating VYNE’s retention incentives for its employees, the selection of a peer group of companies for benchmarking purposes, an analysis of VYNE’s existing executive compensation, including its equity incentive plan and equity award granting practices, and an analysis of VYNE’s director compensation policy. In 2025, F.W. Cook presented VYNE’s Compensation Committee with data about the compensation paid by VYNE’s peer group of companies and other employers, who VYNE believes compete with it for executives, updated VYNE’s Compensation Committee on new developments in areas that fall within VYNE’s Compensation Committee’s jurisdiction and advised VYNE’s Compensation Committee regarding all of its responsibilities. F.W. Cook served at the pleasure of VYNE’s Compensation Committee rather than VYNE, and the consultant’s fees were approved by VYNE’s Compensation Committee.

Annual Base Salary

VYNE has entered into employment agreements with each of its NEOs that establish annual compensation, including base salaries. Compensation for VYNE’s executive officers is reviewed annually by VYNE’s Compensation Committee. The following table presents the annual base salaries for each of VYNE’s NEOs for the years indicated. The 2024 base salaries became effective on January 1, 2024 and the 2025 base salaries became effective on January 1, 2025 for each of VYNE’s NEOs:

Name	2025 Base Salary ($)	2024 Base Salary ($)
David Domzalski	637,560	637,560
Iain Stuart	471,499	455,555
Mutya Harsch	458,795	443,280

Non-Equity Incentive Plan Compensation

Mr. Domzalski’s eligibility to receive his target annual bonus, which is currently 60% of his base salary, is based solely on the achievement of corporate performance objectives. For Ms. Harsch’s and Dr. Stuart’s target annual bonus, which is currently 40% of their respective base salaries, the bonus amounts earned are based 75% on the achievement of corporate performance objectives and 25% on the achievement of individual performance objectives. Each of VYNE’s NEOs has a maximum annual bonus opportunity equal to 200% of their target annual bonus.

For the 2025 bonuses, the corporate performance objectives included goals attached to corporate strategy, research and development, operational and financial measures.

In January 2026, VYNE’s Compensation Committee assessed the level of achievement of corporate and individual performance objectives in light of the clinical, operational, financial and strategic developments for VYNE in 2025.

As part of this process, the Compensation Committee noted that VYNE management evaluated opportunities for repibresib and VYN202, including as part of broader strategic alternatives. VYNE also implemented cost reductions to extend its cash runway. Following the strategic review, on December 17, 2025, VYNE entered into a Merger Agreement with Yarrow and Merger Sub, pursuant to which, among other matters, VYNE would merge with Yarrow to advance Yarrow’s TSHR antibody YB-101.

In reviewing the Compensation Committee’s compensation objectives in light of the pending merger with Yarrow and the interests of VYNE and its stockholders, the Compensation Committee determined not to award any performance bonuses to Mr. Domzalski, Mr. Stuart and Ms. Harsch in respect of 2025.

Retention Bonuses

In addition to the potential payments described above, on February 26, 2026, VYNE’s Compensation Committee approved cash retention bonuses of $382,536 for Mr. Domzalski, $188,599 for Mr. Stuart and $183,518 for Ms. Harsch (collectively, the “Retention Bonuses”). The Retention Bonuses will be paid subject to each such executive remaining in service with VYNE through the closing of the Merger.

Equity-Based Awards

The equity-based incentive awards granted to VYNE’s NEOs are designed to align the interests of VYNE’s NEOs with those of VYNE’s stockholders. Generally, the vesting of equity awards is tied to each officer’s continuous service with VYNE and serves as an additional retention measure. VYNE’s executives generally are awarded an initial new hire grant upon commencement of employment. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

In January 2025, VYNE’s Compensation Committee met to approve 2025 equity-based compensation for VYNE’s NEOs. VYNE’s Compensation Committee discussed the upcoming year’s goals, with read-outs expected for both repibresib gel and VYN202 in 2025. VYNE’s Compensation Committee emphasized its desire to bring each executive’s total ownership levels to target levels consistent with the executive ownership levels of VYNE’s peers, to strengthen executive alignment with stockholders and to incentivize executives to continue to work toward the performance objectives set for 2025. VYNE’s Compensation Committee also considered the type of equity awards that were previously awarded, which included a mix of restricted stock units and stock options, and considered the tax withholding requirements for vesting of restricted stock units. Considering all of the foregoing, and the desire by VYNE’s Compensation Committee to preserve each NEO’s target ownership levels relative to total shares outstanding at certain thresholds, VYNE’s Compensation Committee ultimately determined to grant 100% of the equity awards for 2025 in the form of stock options, with Mr. Domzalski, Dr. Stuart and Ms. Harsch each receiving an option to purchase 730,000, 230,000, and 230,000 shares of VYNE Common Stock, respectively. The size of each option award was intended to provide each NEO the opportunity to attain, subject to vesting and exercise of such option awards, target ownership levels relative to total shares outstanding at the 50th percentile among VYNE’s peers (approximately 3% for Mr. Domzalski and 1% for each of Dr. Stuart and Ms. Harsch). These option awards vest 25% on the first anniversary of the last day of the quarter in which they were granted and 6.25% every quarter thereafter, in each case, subject to the executive’s continued service to VYNE through the vesting date. The exercise price for each option is the closing price of VYNE Common Stock on the applicable grant date.

In January 2026, VYNE’s Compensation Committee determined that no equity-based compensation in respect of 2026 would be awarded for VYNE’s NEOs in light of the pending Merger with Yarrow.

401(k) Plan

VYNE maintains a tax-qualified retirement plan that provides eligible U.S. employees, including VYNE’s NEOs, with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Internal Revenue Code (the “Code”) limits. Currently, VYNE matches each eligible employee’s contributions up to 4% of total eligible compensation. Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Employee Benefits and Perquisites

All of VYNE’s full-time employees, including its NEOs, are eligible to participate in VYNE’s health and welfare plans, including medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance and life insurance. In addition, all of VYNE’s employees are eligible to participate in VYNE’s Employee Share Purchase Plan, which allows them to purchase shares of VYNE Common Stock at a 15% discount to prevailing market prices, subject to certain terms and conditions. VYNE does not provide its NEOs with perquisites or other personal benefits, other than the retirement, health and welfare benefits that apply uniformly to all of VYNE’s employees.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth all outstanding equity awards held by each of VYNE’s NEOs as of December 31, 2025.

		Option Awards					Share Awards
		Number of	Number of				Number of	Market Value
		Securities	Securities				Shares or	of Shares or
		Underlying	Underlying				Units of	Units of
		Unexercised	Unexercised		Option	Option	Shares That	Shares That
		Options	Options		Exercise	Expiration	Have Not	Have Not
Name	Grant Date	Exercisable	Unexercisable		Price ($)	Date	Vested (#)	Vested(5) ($)
David Domzalski	3/1/2016	1,500	—		241.92	3/1/2026	—	—
	2/21/2017	1,784	—		408.96	2/21/2027	—	—
	8/8/2017	8,195	—		230.40	8/8/2027	—	—
	5/8/2018	1,755	—		203.04	5/8/2028	—	—
	1/1/2019	4,276	—		151.20	1/1/2029	—	—
	2/24/2020	6,024	—		161.28	2/24/2030	—	—
	5/6/2020	9,443	—		140.40	5/6/2030	—	—
	2/22/2021	19,929	—		149.94	2/22/2031	—	—
	9/2/2021	17,795	—		30.24	9/2/2031	—	—
	3/17/2022	16,266	1,083	(1)	10.98	3/17/2032	1,084	629
	12/13/2023	112,500	112,500	(2)	2.70	12/13/2033	112,500	65,261
	1/1/2024	98,437	126,563	(3)	2.33	1/1/2034	126,563	73,419
	1/21/2025	—	730,000	(4)	2.77	1/21/2035	—	—
Iain Stuart	11/15/2016	1,000	—		342.00	11/15/2026	—	—
	8/8/2017	325	—		216.00	8/8/2027	—	—
	2/27/2018	750	—		254.16	2/27/2028	—	—
	1/1/2019	1,900	—		151.20	1/1/2029	—	—
	2/24/2020	2,409	—		161.28	2/24/2030	—	—
	5/6/2020	1,561	—		140.40	5/6/2030	—	—
	2/22/2021	3,785	—		149.94	2/22/2031	—	—
	9/2/2021	3,380	—		30.24	9/2/2031	—	—
	3/17/2022	3,906	260	(1)	10.98	3/17/2032	260	151
	12/13/2023	31,250	31,250	(2)	2.70	12/13/2033	31,250	18,128
	1/1/2024	27,343	35,157	(3)	2.33	1/1/2034	35,157	20,395
	1/21/2025	—	230,000	(4)	2.77	1/21/2035	—	—
Mutya Harsch	2/27/2018	1,250	—		254.16	2/27/2028	—	—
	1/1/2019	1,758	—		151.20	1/1/2029	—	—
	2/24/2020	2,409	—		161.28	2/24/2030	—	—
	5/6/2020	2,082	—		140.40	5/6/2030	—	—
	2/22/2021	3,785	—		149.94	2/22/2031	—	—
	9/2/2021	3,380	—		30.24	9/2/2031	—	—
	3/17/2022	3,906	260	(1)	10.98	3/17/2032	260	151
	12/13/2023	31,250	31,250	(2)	2.70	12/13/2033	31,250	18,128
	1/1/2024	27,343	35,157	(3)	2.33	1/1/2034	35,157	20,395
	1/21/2025	—	230,000	(4)	2.77	1/21/2035	—	—
(1)	This award vested 25% on March 31, 2023, with 6.25% vesting every quarter thereafter through March 31, 2026, subject to the executive’s continuous service through each applicable vesting date.
(2)	This award vested 25% on December 31, 2024, with 6.25% vesting every quarter thereafter through December 31, 2027, subject to the executive’s continuous service through each applicable vesting date.
(3)	This award vested 25% on March 31, 2025, with 6.25% vesting every quarter thereafter through March 31, 2028, subject to the executive’s continuous service through each applicable vesting date.
(4)	This award vests 25% on March 31, 2026, with 6.25% vesting every quarter thereafter through March 31, 2029, subject to the executive’s continuous service through each applicable vesting date.

(5)	The market value is based on the closing price of VYNE Common Stock on December 31, 2025.

Compensation Arrangements with Named Executive Officers

VYNE has entered into agreements with each of its NEOs in connection with his or her employment with VYNE. These agreements set forth the terms and conditions of employment of each NEO, including base salary, target bonus and standard employee benefit plan participation. The VYNE board of directors or VYNE’s Compensation Committee reviews each NEO’s base salary and other compensation from time to time to ensure compensation adequately reflects the NEO’s qualifications, experience, role and responsibilities. The following summaries of the compensation arrangements do not purport to be complete and are qualified in their entirety by reference to each agreement.

David Domzalski, President and Chief Executive Officer

The terms of Mr. Domzalski’s employment are governed by his Offer Letter, dated as of March 25, 2020. Mr. Domzalski’s annual base salary is currently $637,560. Mr. Domzalski is also eligible to receive an annual cash target bonus of 60% of his base salary, up to the maximum bonus opportunity allowable under the applicable annual bonus plan or program in effect from time to time (such maximum bonus opportunity currently being 200% of the target bonus), subject to the achievement of Company performance criteria determined by the VYNE board of directors or VYNE’s Compensation Committee.

Mr. Domzalski’s Offer Letter provides that if Mr. Domzalski’s employment is terminated by VYNE without Cause or he resigns for Good Reason (each as defined below), then, subject to his execution and non- revocation of a release of claims, Mr. Domzalski will be entitled to receive (i) a severance payment equal to 100% of his annual base salary then in effect, (ii) payment of COBRA premiums for healthcare plan continuation at active employee rates for 12 months following the date of termination and (iii) full accelerated vesting of all of outstanding and unvested stock options and restricted stock units on the date of termination, with such stock options remaining exercisable for 90 days following the date of termination.

If Mr. Domzalski’s employment is terminated by VYNE without Cause or he resigns for Good Reason, in each case, within 12 months following a Change in Control (as defined in the 2019 Plan), then, subject to his execution and non-revocation of a release of claims, Mr. Domzalski will be entitled to receive (i) a severance payment equal to 1.5 times the sum of his base salary and target bonus for the year of termination, (ii) a prorated target annual bonus payment for the year of termination, (iii) payment of COBRA premiums for healthcare plan continuation at active employee rates for 18 months following the date of termination and (iv) full accelerated vesting of all of outstanding and unvested stock options and restricted stock units on the date of termination, with such stock options remaining exercisable for 90 days following the date of termination.

For purposes of Mr. Domzalski’s Offer Letter:

“Cause” means (1) the executive’s commission of an act of fraud or dishonesty in the course of his employment; (2) his indictment, conviction or entering of a plea of nolo contendere for a crime constituting a felony; (3) his gross negligence or willful misconduct in connection with his employment; (4) his willful and continued failure to substantially perform his duties; (5) his breach of any of the restrictive covenants; or (6) a material breach of this agreement or any other agreement, plan or arrangement by and between Mr. Domzalski and VYNE or any of VYNE’s subsidiaries and affiliates or any of VYNE’s policies or those of its subsidiaries and affiliates by Mr. Domzalski.

“Good Reason” means (i) a material diminution in his base salary or target bonus (provided that failure to earn a bonus equal to or in excess of the target bonus by reason of failure to achieve applicable performance goals shall not be deemed Good Reason); (ii) a material diminution of his position, responsibilities, duties or authorities from those in effect as of the effective date; (iii) any change in reporting structure such that he is required to report to someone other than the VYNE board of directors; (iv) any material breach by VYNE of its obligations under the Offer Letter; or (v) a change in his primary work location that increases his commute by more than 50 miles, in each case subject to certain notice and cure periods.

VYNE must provide Mr. Domzalski with 30 days’ notice prior to a termination without Cause, and he must provide VYNE with 30 days’ notice prior to any resignation for Good Reason.

Mr. Domzalski’s Offer Letter also contains customary confidentiality, non-competition and non- solicitation covenants.

Iain Stuart, Chief Scientific Officer

The terms of Dr. Stuart’s employment are governed by his Offer Letter, dated as of March 7, 2022. Dr. Stuart’s annual base salary is currently $471,499. Dr. Stuart is also eligible to receive an annual target bonus of 40% of his annual base salary, up to the maximum bonus opportunity allowable under the applicable annual bonus plan or program in effect from time to time (such maximum bonus opportunity currently being 200% of the target bonus). His eligibility for such annual target bonus, and the amount of such annual target bonus, is subject to the achievement of corporate performance goals and his achievement of individual performance targets and milestone criteria, as determined by the Chief Executive Officer, in accordance with VYNE’s bonus plan.

In the event of a termination of his employment without Cause (as defined in the 2019 Plan) or if he resigns for Good Reason, subject to Dr. Stuart’s execution of a release of claims, Dr. Stuart will receive (i) a lump sum severance payment equal to 75% of his base salary then in effect and (ii) payment of COBRA premiums for healthcare plan continuation at active employee rates for nine months following the date of termination, provided that VYNE’s obligation under clause (ii) shall terminate on the earlier of (x) the date on which he enrolls in a group health plan offered by another employer and (y) the date on which he is no longer eligible for continuation coverage under COBRA.

In addition, if Dr. Stuart’s employment is terminated by VYNE without Cause or if he terminates his employment with Good Reason within the twelve month period after a Change of Control, he will be entitled to receive a change of control payment equal to (i) one times the sum of his then current base salary plus his target bonus, (ii) his pro rata target bonus for the year of termination, and (iii) payment of COBRA premiums for healthcare plan continuation at active employee rates for 12 months following the date of termination, provided that VYNE’s obligation under clause (iii) shall terminate on the earlier of (x) the date on which he enrolls in a group health plan offered by another employer and (y) the date on which he is no longer eligible for continuation coverage under COBRA. In addition, in the event of such a termination, all of Dr. Stuart’s unvested stock options and restricted stock units will become fully vested.

For purposes of Dr. Stuart’s Offer Letter, “Good Reason” means: (i) a material reduction in his base salary; (ii) a material reduction in his target annual bonus opportunity; (iii) a relocation of his principal place of employment by more than 25 miles provided that such relocation increases his daily commute; or (iv) an adverse change in his position, including title, reporting relationship(s), authority, duties or responsibilities, in each case subject to certain notice and cure periods.

VYNE must provide Dr. Stuart with 30 days’ notice prior to a termination without Cause, and he must provide VYNE with 30 days’ notice prior to any resignation for Good Reason.

Dr. Stuart’s Offer Letter also contains customary confidentiality, non-competition and non-solicitation covenants.

Mutya Harsch, Chief Legal Officer, General Counsel and Secretary

The terms of Ms. Harsch’s employment are governed by her Offer Letter, dated as of April 7, 2021. Ms. Harsch’s annual base salary is currently $458,795. Ms. Harsch is also eligible to receive an annual target bonus of 40% of her annual base salary, up to the maximum bonus opportunity allowable under the applicable annual bonus plan or program in effect from time to time (such maximum bonus opportunity currently being 200% of the target bonus). Her eligibility for such annual target bonus, and the amount of such annual target bonus, is subject to the achievement of corporate performance goals and her achievement of individual performance targets and milestone criteria, as determined by the Chief Executive Officer, in accordance with VYNE’s bonus plan.

The Offer Letter provides that, in the event of a termination of her employment without Cause (as defined in the 2019 Plan), subject to Ms. Harsch’s execution of a release of claims, Ms. Harsch will receive (i) a lump sum severance payment equal to 75% of her base salary then in effect and (ii) payment of COBRA premiums for healthcare plan continuation at active employee rates for nine months following the date of termination, provided that VYNE’s obligation under clause (ii) shall terminate on the earlier of (x) the date on which she enrolls in a group health plan offered by another employer and (y) the date on which she is no longer eligible for continuation coverage under COBRA.

In addition, if Ms. Harsch’s employment is terminated by VYNE without Cause or she terminates her employment with Good Reason within the twelve month period after a Change of Control (as defined in the 2019 Plan), she will be entitled to receive a change of control payment equal to (i) one times the sum of her then current base salary plus her target bonus, (ii) her pro rata target bonus for the year of termination, and (iii) payment of COBRA premiums for healthcare plan continuation at active employee rates for 12 months following the date of termination, provided that VYNE’s obligation under clause (iii) shall terminate on the earlier of

(x) the date on which she enrolls in a group health plan offered by another employer and (y) the date on which she is no longer eligible for continuation coverage under COBRA. In addition, in the event of such a termination, all of Ms. Harsch’s unvested stock options and restricted stock units will become fully vested.

For purposes of Ms. Harsch’s Offer Letter, “Good Reason” means: (i) a material reduction in her base salary; (ii) a material reduction in her target annual bonus opportunity; (iii) a relocation of her principal place of employment by more than 25 miles provided that such relocation increases her daily commute; or (iv) an adverse change in her position, including title, reporting relationship(s), authority, duties or responsibilities, in each case subject to certain notice and cure periods.

VYNE must provide Ms. Harsch with 30 days’ notice prior to a termination without Cause, and she must provide VYNE with 30 days’ notice prior to any resignation for Good Reason.

Ms. Harsch’s Offer Letter also contains customary confidentiality, non-competition and non- solicitation covenants.

Clawback Policies

In May 2021, the VYNE board of directors adopted a compensation clawback policy with respect to compensation paid to VYNE’s executive officers. Under the terms of the policy, compensation can be recovered for a financial restatement or materially inaccurate performance calculation. In this case, VYNE may seek recoupment of short and long-term cash or equity incentive compensation (including time- and performance-based awards) awarded after the effective date of the policy. In addition, compensation may be recovered for willful misconduct or gross negligence that results in material adverse reputational or economic impact on VYNE. In this case, VYNE may seek recoupment of 100% of incentive compensation for “Cause” and if no “Cause,” recoupment is based on the impact of the triggering event, if quantifiable at VYNE’s Compensation Committee’s discretion. In addition, in November 2023 VYNE adopted an additional clawback policy as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and related stock exchange listing standards.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

From time to time, VYNE grants equity awards, including stock options, to VYNE’s employees, including its named executive officers. Historically, VYNE has typically granted new-hire option awards on, or within the calendar quarter of, a new hire’s employment start date and annual refresh employee option grants in the first quarter of each fiscal year, which refresh grants are typically approved at a regularly scheduled meeting of VYNE’s Compensation Committee occurring in such quarter. Also, non-employee directors receive automatic grants of initial and annual stock option awards, at the time of a director’s initial appointment or election to the VYNE board of directors and at the time of each annual meeting of VYNE’s stockholders, respectively, pursuant to VYNE’s non-employee director compensation policy, as further described under the heading, “Director Compensation — Non-Employee Director Compensation Policy” below. VYNE does not otherwise maintain any written policies on the timing of awards of stock options, stock appreciation rights, or similar instruments with option-like features. VYNE’s Compensation Committee considers whether there is any material nonpublic information (“MNPI”) about VYNE when determining the timing or terms of stock option grants and does not seek to time the award of stock options in relation to VYNE’s public disclosure of MNPI. VYNE has not timed the release of MNPI for the purpose of affecting the value of executive compensation.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between the SEC-defined “compensation actually paid” (“CAP”) to our NEOs and certain of our financial performance metrics during the fiscal years listed below. For purposes of this discussion, our CEO is also referred to as our principal executive officer or “PEO” and our other NEOs are referred to as our “Non- PEO NEOs”:

					Value of an
			Average		initial
			Summary	Average	$100
	Summary		Compensation	Compensation	Investment:
	Compensation	Compensation	Table Total for	Actually Paid to	Total
	Table Total for	Actually Paid to	Non-PEO	Non-PEO	Stockholder	Net Loss
Fiscal Year	PEO(1)(2)	PEO(1)(3)	NEOs(1)(2)	NEOs(1)(3)	Return(4)	($ Millions)(5)
2025	$2,330,560	$(777,503)	$1,008,147	$95,726	$21.5	$(26.5)
2024	$1,973,607	$2,701,920	$899,973	$1,101,762	$18.25	$(39.8)
2023	$2,716,350	$2,633,120	$1,145,518	$1,118,194	$12.69	$(28.5)
(1)	NEOs included in these columns reflect the following individuals for each fiscal year presented in the table:

PEO	Non-PEO NEOs
David Domzalski	Iain Stuart, Mutya Harsch

(2)

Amounts reflect the total amount of compensation reported for our PEO and the average total compensation reported for our Non-PEO NEOs in the “Total” column of the Summary Compensation Table for each corresponding year. Refer to “Executive Compensation — Summary Compensation Table.”

(3)

Amounts reflect the amount of CAP to our PEO and the average amount of CAP to our Non-PEO NEOs, respectively, calculated based on the requirements and methodology set forth in Item 402(v) of Regulation S-K. The CAP calculation includes the end-of-year value of awards granted within the fiscal year, the change in fair value from prior year end of vested awards and the change in the fair value of unvested awards granted in prior years, regardless of if, when, or at which intrinsic value they will actually vest. To calculate CAP, the following amounts were deducted from and added to the total compensation number shown in the Summary Compensation Table:

Fiscal Year 2025
Reconciliation of Summary Compensation Table Total to Compensation Actually Paid for PEO	($)
Summary Compensation Table Total	$2,330,560
(Minus): Grant Date Fair Value of Equity Awards Granted in the Fiscal Year	$(1,679,000)
Plus: Fair Value at Fiscal Year End of Outstanding and Unvested Equity Awards Granted in the Fiscal Year	$0
Plus/(Minus): Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Fiscal Years	$(596,844)
Plus: Fair Value at Vesting of Equity Awards Granted and Vested in the Fiscal Year	$334,559
Plus/(Minus): Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior Fiscal Years that Vested in the Fiscal Year	$(1,166,778)
(Minus): Fair Value as of the Prior Fiscal Year End of Equity Awards Granted in Prior Fiscal Years that Failed to Meet Vesting Conditions in the Fiscal Year	$0
Plus: Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Reflected in Total Compensation	$0
Compensation Actually Paid	$(777,503)

Fiscal Year 2025
Reconciliation of Average Summary Compensation Table Total to Average Compensation Actually Paid for Non-PEO NEOs	($)
Summary Compensation Table Total	$1,008,147
(Minus): Grant Date Fair Value of Equity Awards Granted in the Fiscal Year	$(529,000)
Plus: Fair Value at Fiscal Year End of Outstanding and Unvested Equity Awards Granted in the Fiscal Year	$105,409
Plus/(Minus): Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Fiscal Years	$(323,902)
Plus: Fair Value at Vesting of Equity Awards Granted and Vested in the Fiscal Year	$0
Plus/(Minus): Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior Fiscal Years that Vested in the Fiscal Year	$(164,928)
(Minus): Fair Value as of the Prior Fiscal Year End of Equity Awards Granted in Prior Fiscal Years that Failed to Meet Vesting Conditions in the Fiscal Year	$0
Plus: Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Reflected in Total Compensation	$0
Compensation Actually Paid	$95,726

For purposes of the above adjustments, the fair value of equity awards on the applicable date were determined in accordance with FASB ASC Topic 718, using valuation methodologies that are generally consistent with those used to determine the grant-date fair value for accounting purposes.

The table below contains ranges of assumptions used in the valuation of outstanding equity awards for the relevant fiscal year(s). For more information, please see the notes to our financial statements in our Annual Report on Form 10-K and the footnotes to the Summary Compensation Table of this Proxy Statement.

Fiscal Year 2025
Restricted Stock Units
Stock Price	$0.38 - $2.77
Stock Options
Expected Term	6 years
Strike Price	$ - $
Expected Volatility	101.91% - 104.79%
Dividend Yield	—%
Risk-Free Interest Rate	4.19% - 4.58%

(4)

Total Stockholder Return (“TSR”) represents the cumulative return on a fixed investment of $100 in VYNE Common Stock, for the period beginning on the last trading day of fiscal year 2021 through the end of the applicable fiscal year.

(5)	The dollar amounts reported represent the net loss reflected in VYNE’s audited financial statements for the applicable year.

Analysis of the Information Presented in the Pay Versus Performance Table

Relationship between CAP vs. Cumulative TSR of Company

The following chart illustrates the relationship between CAP for our PEO and the average CAP for our Non-PEO NEOs against the Company’s TSR over the three years presented in the table:

Relationship between CAP vs. Net Loss

The following chart illustrates the relationship between CAP for our PEO and the average CAP for our Non-PEO NEOs against the Company’s net loss over the three years presented in the table:

All information provided above under the “Pay Versus Performance” heading will not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent we specifically incorporate such information by reference.

VYNE NON-EMPLOYEE DIRECTOR COMPENSATION

Non-Employee Director Compensation Policy

The VYNE board of directors adopted a non-employee director compensation policy effective as of December 11, 2023. Set forth below is a summary of the compensation paid to the non-executive members of the VYNE board of directors during 2025 pursuant to the policy.

Initial Equity Grants. Each non-employee director who joins the VYNE board of directors will receive, upon appointment, options to purchase shares of VYNE Common Stock representing two times the annual grant described below. The options will vest and become exercisable as to one-third of the shares on each of the first three anniversaries of the date of grant, subject to the director’s continued service through each applicable vesting date.

Annual Grant. Each non-executive director who has served as a director on the VYNE board of directors for at least six months will be granted options to purchase an amount of shares of VYNE Common Stock representing 0.047% of the shares outstanding (inclusive of pre-funded warrants) on the date of VYNE’s annual meeting of stockholders. The options vest on the one-year anniversary of the date of grant.

The exercise price per share of each option granted as described above will be equal to the per share fair market value of VYNE’s stock on the date of grant. Each such option will have a term of ten years from the date of grant, subject to earlier termination in connection with a termination of the non-employee director’s service with VYNE. In the event of a change of control transaction, which will include the consummation of the Merger with Yarrow, any unvested portion of an equity award granted under this policy will fully vest and become exercisable immediately prior to the effective date of such transaction, subject to the non-employee director’s continuous service with VYNE on the effective date of such transaction.

Annual Cash Retainers. Each of VYNE’s non-employee directors receives an annual cash retainer of $40,000, payable quarterly in arrears, prorated based on the days served in the applicable fiscal quarter. In addition to the annual cash retainer, each of VYNE’s non-employee directors receives fees for their service as a member or chair of a committee of the VYNE board of directors as set forth in the table below:

	Member	Chair
Additional annual retainer fees for service as a member or chair of the following committees (with chair fees inclusive of fees for service as a member):
Audit Committee	$10,000	$20,000
Compensation Committee	$7,500	$15,000
Nominating and Corporate Governance Committee	$5,000	$10,000

In addition, if a non-employee director is appointed to serve in a leadership position on the VYNE board of directors such non-employee director will be entitled to receive additional annual cash compensation of $40,000 for service as non-employee chair of the VYNE board of directors or $25,000 for service as lead independent director.

VYNE also reimburses all of its non-employee directors for their reasonable and customary business expenses incurred in connection with their service as a director.

None of VYNE’s non-employee directors may receive cash and equity-based compensation (calculated based on grant date fair value) exceeding, in the aggregate, $750,000 in any calendar year or $1,000,000 in the calendar year a director is first appointed or elected to the VYNE board of directors.

Director Compensation Table

The following table sets forth information for the fiscal year ended December 31, 2025 regarding the compensation awarded to, earned by or paid to VYNE’s non-executive directors.

			Total
	Fees Earned or	Option Awards	Compensation
Name	Paid in Cash ($)	($)(1)(2)(3)	($)
Sharon Barbari	68,261	6,200	74,461
Steven Basta	50,000	6,200	56,200
Christine Borowski(4)	27,581	—	27,581
Anthony Bruno(4)	35,551	—	35,551
Patrick LePore	70,761	6,200	76,961
Elisabeth Sandoval Little	65,000	6,200	71,200
(1)

Represent the grant date fair value of stock options granted as computed in accordance with ASC 718. The assumptions used in calculating the grant date fair value are set forth in Note 13 to VYNE’s consolidated financial statements included in this included in this proxy statement/prospectus.

(2)	Each of VYNE’s non-employee directors was granted an option to purchase 20,000 shares of VYNE Common Stock on December 12, 2025 at an exercise price of $0.38 per share.
(3)	The table below shows the aggregate number of option awards outstanding for each of our directors, or former directors, who is not a named executive officer, as of December 31, 2025:

Shares Underlying
Name	Outstanding Options
Sharon Barbari	83,407
Steven Basta	94,285
Christine Borowski	—
Anthony Bruno	—
Patrick LePore	82,901
Elisabeth Sandoval Little	83,837

(4)	Represents total compensation for Dr. Borowski and Mr. Bruno for their service as directors through their resignation in August 2025.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information regarding VYNE’s equity compensation plans in effect as of December 31, 2025:

	Number of			Number of
	securities			securities
	to be issued upon		Weighted-average	remaining
	exercise of		exercise price of	available
	outstanding		outstanding	for future issuance
	options, warrants		options,	under equity
	and rights and		warrants and	compensation
Plan Category	vesting of RSUs		rights	plans
Equity compensation plans approved by security holders	3,382,728	(1)	$8.91	250,519	(3)
Equity compensation plans not approved by security holders	18,750	(2)	$1.96	111,251	(4)
Total	3,401,478		$10.87	361,770
(1)

Includes all awards outstanding under the 2023 Plan and under VYNE’s prior plans (collectively, the “Prior Plans”), which were the 2019 Plan, the 2018 Plan, the Foamix Pharmaceuticals Ltd. 2015 Israeli Share Incentive Plan, the Tigercat Pharma, Inc. 2011 Stock Incentive Plan and the Foamix Pharmaceuticals Ltd. 2009 Israeli Share Option Plan. VYNE may no longer issue awards pursuant to any of the Prior Plans. Weighted average exercise price gives effect to outstanding restricted stock units, which have no exercise price. Excluding the restricted stock units, the weighted average exercise price would be $10.28 per share. For a description of the material terms of VYNE’s equity plan, see “Item 8 — Notes to Consolidated Financial Statements” and “Note 13 — Share-Based Compensation” to VYNE’s audited consolidated financial statements included in this proxy statement/prospectus.

(2)

Includes stock options outstanding under VYNE’s Inducement Plan. For a description of the material terms of VYNE’s equity plans, see “Item 8 — Notes to Consolidated Financial Statements” and “Note 13 — Share-Based Compensation” to VYNE’s audited consolidated financial statements included in this proxy statement/prospectus.

(3)	Includes 188,100 shares available for future issuance under the 2023 Plan and 62,419 shares available for future purchase under the ESPP.
(4)	Includes 111,251 shares available for future issuance under VYNE’s Inducement Plan.

YARROW EXECUTIVE COMPENSATION

Following the completion of the Merger, certain executive officers of Yarrow will become executive officers of the Combined Company. Yarrow was not formed until October of 2025, and Yarrow’s only executive officers during 2025 were Rebecca Frey, its Chief Executive Officer, and Christina Allgeier, its Interim Chief Financial Officer. Ms. Frey did not receive any compensation during 2025. Yarrow does not directly employ Ms. Allgeier, and it outsources its day-to-day accounting function and the responsibilities of its Chief Financial Officer to Danforth Health, Inc. (“Danforth”) pursuant to a Master Services Agreement between Yarrow and Danforth (the “Danforth MSA”). As such, this section sets forth Yarrow’s arrangement with Danforth for Ms. Allgeier’s services in effect for 2025 and the current compensatory arrangements for the following executive officers of Yarrow, each of whom is expected to become an executive officer of the Combined Company.

Name and Principal Position	Position	Appointment Date
Rebecca Frey, Pharm.D.	Chief Executive Officer	October 28, 2025
Tyler Zeronda	Chief Financial Officer	Closing (expected)
Rachael Alford, Ph.D.	Chief Operating Officer	January 26, 2026
Lori Payton, Ph.D.	Chief Development Officer	January 1, 2026
Steven Ryder, M.D.	Chief Medical Officer	April 8, 2026

Summary Compensation Table

Ms. Allgeier provides services to Yarrow as its Interim Chief Financial Officer through the Danforth MSA. Under the Danforth MSA, Yarrow pays a standard hourly rate of $410 to Danforth for Ms. Allgeier’s services. The total cost of these services for 2025 is set forth in the following table. Ms. Allgeier does not receive any compensation directly from Yarrow for her services.

Name	All Other Compensation	Total
Christina Allgeier
Interim Chief Financial Officer	$6,970	$6,970

Outstanding Equity Awards at Fiscal Year End

No executive officer held any outstanding equity awards as of December 31, 2025.

Employment Agreements

Employment Agreement with Ms. Frey

Yarrow and Ms. Frey are party to an employment letter agreement, pursuant to which Ms. Frey receives an annual base salary of $550,000 and a target annual bonus of 50% of her base salary, which will not be pro-rated for 2026 based on the date she commenced employment with Yarrow. The agreement also provides for a grant of stock options to purchase shares of Yarrow Common Stock representing 5% of the fully diluted capitalization of Yarrow, which will vest as to 25% on the first anniversary of her employment date, and then in equal monthly installments thereafter. Ms. Frey was also eligible to receive up to $15,000 in reimbursements for legal and advisory expenses incurred in negotiating the agreement.

In the event of Ms. Frey’s termination by Yarrow without “Cause” or her resignation for “Good Reason,” Ms. Frey is eligible for the following severance benefits: (i) severance payments equal to 12 months of her base salary, (ii) a pro-rated annual bonus for the year of termination based on actual performance, and (iii) up to 12 months of COBRA premium payments. If Ms. Frey is terminated by Yarrow without Cause or resigns for Good Reason within 12 months following a “Change in Control,” she will receive the foregoing benefits, and 100% of all then-unvested equity awards will immediately vest and become exercisable as of the date of termination. If Ms. Frey is terminated without Cause or resigns for Good Reason and within six months following her termination, a Change in Control occurs, any unvested equity awards that were not vested as of the termination date will become vested and exercisable on the date of such Change in Control. If Ms. Frey is terminated due to death or disability, she will receive a pro-rated annual bonus for the year of termination based on actual performance. In addition, upon any termination other than a termination for Cause or resignation without Good Reason, Ms. Frey will receive any earned but unpaid annual bonus for the prior fiscal year.

For purposes of Ms. Frey’s employment letter agreement:

●	“Cause” generally means (i) her gross negligence, breach of fiduciary duty involving personal profit, recklessness or willful misconduct, including fraud, in the performance of her duties or (ii) her conviction or entry of a plea of nolo contendere for fraud or embezzlement, or any other felony (other than traffic related offenses).
●	“Change in Control” generally occurs if (i) an unaffiliated individual or entity acquires 50% or more of the ownership and voting interest in the Company, (ii) there is a merger, acquisition or similar transaction involving the Company that results in the voting securities of the Company outstanding immediately prior thereto ceasing to represent at least 50% of the combined voting power of the surviving entity immediately thereafter, (iii) there is a sale of all or substantially all of the Company’s assets or (iv) a majority of the Yarrow board of directors is replaced within a 12-month period by new directors who are not approved by the prior directors. The Merger does not constitute a Change in Control for this purpose.
●	“Good Reason” generally means, without Ms. Frey’s consent: (i) a material, adverse change in title; (ii) material reduction in her authority, duties or responsibilities; (ii) a relocation of her principal worksite by more than 50 miles; (iv) a material reduction in her base salary or target bonus percentage; or (v) a material breach of the employment letter agreement by the Company, in each case, subject to standard notice and cure provisions.

VYNE expects to enter into an employment letter with Mr. Zeronda in advance of the Closing with respect to his employment as Chief Financial Officer of the Combined Company, to be effective as of (and contingent upon) the Closing.

Employment Agreements with Other Executive Officers

Yarrow and Dr. Payton are party to an employment letter agreement, pursuant to which Dr. Payton receives an annual base salary of $475,000 and a target annual bonus of 35% of her base salary, pro-rated for 2026. Dr. Payton’s employment agreement also provides for an initial grant of stock options to purchase shares of Yarrow Common Stock representing 1% of the fully diluted capitalization of Yarrow, which will vest over four years, with 25% vesting on the first anniversary of her start of employment.

Yarrow and Dr. Alford are party to an employment letter agreement, pursuant to which Dr. Alford receives an annual base salary of $450,000 and a target annual bonus of 30% of her base salary, pro-rated for 2026. Dr. Alford’s employment agreement also provides for an initial grant of stock options to purchase shares of Yarrow Common Stock representing 1% of the fully diluted capitalization of Yarrow, which will vest over four years, with 25% vesting on the first anniversary of her start of employment.

Yarrow and Dr. Ryder are party to an employment agreement, pursuant to which Dr. Ryder will receive an annual base salary of $531,000 and a target annual bonus of 40% of his base salary, which will not be pro-rated for 2026. Dr. Ryder’s employment agreement also provides for an initial grant of stock options to purchase shares of Yarrow Common Stock representing 1.3% of the fully diluted capitalization of Yarrow as of the closing Yarrow’s Series A preferred stock financing, which will vest over four years, with 25% vesting on the first anniversary of his start of employment.

The employment letter agreements with Drs. Payton, Alford and Ryder provide for the following severance benefits in the event their employment is terminated, or their duties and responsibilities are materially diminished, without Cause or is terminated by the executive for Good Reason: (i) severance payments equal to six months of the executive’s base salary, and (ii) up to six months of COBRA premium payments. If Drs. Payton, Alford or Ryder are terminated by Yarrow without Cause or resign for Good Reason within 12 months following a Change in Control, they will receive the foregoing benefits, and 100% of all then- unvested equity awards will immediately vest and become exercisable as of the date of termination.

For purposes of Dr. Payton’s, Dr. Alford’s and Dr. Ryder’s employment letter agreements:

●	“Cause” generally means (i) the executive’s gross negligence, breach of fiduciary duty involving personal profit, personal dishonesty, recklessness or willful misconduct in the performance of her duties or otherwise relating to the business of Yarrow or (ii) the executive’s conviction or entry of a plea of nolo contendere for fraud or embezzlement, or any felony or crime or moral turpitude.
●	“Change in Control” generally has the same meaning as under Ms. Frey’s employment letter agreement described above, excluding the provision related to a replacement of members of the Yarrow board of directors.
●	“Good Reason” generally means, without the executive’s consent: (i) a material, adverse change in title; (ii) material reduction in the executive’s authority or duties; (ii) a relocation of the executive’s principal worksite by more than 50 miles that materially increases the executive’s commute; or (iv) a material reduction in the executive’s base salary (excluding across-the-board reductions), in each case, subject to standard notice and cure provisions.

Summary Description of Yarrow’s 2025 Equity Incentive Plan

Yarrow maintains the 2025 Equity Incentive Plan, the purpose of which is to advance the interests of Yarrow’s stockholders by enhancing Yarrow’s ability to attract, retain and motivate persons who are expected to make important contributions to Yarrow and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to better align the interests of such persons with those of Yarrow’s stockholders. The 2025 Equity Incentive Plan provides for the issuance of up to 2,721,435 shares of Yarrow Common Stock, which may be granted as stock options, restricted stock, restricted stock units and other stock-based awards to eligible employees, officers, directors, consultants and advisors of Yarrow on such terms and conditions as approved by the Yarrow board of directors or any committee appointed by the Yarrow board of directors to administer the 2025 Equity Incentive Plan. No grants will be made under the 2025 Equity Incentive Plan following consummation of the Merger.

YARROW DIRECTOR COMPENSATION

No directors of Yarrow received any compensation during 2025. The following individuals were appointed to the Yarrow board of directors on December 17, 2025: Mona Ashiya, Peter Fong, and Rebecca Frey. Alice Lee served as a director of Yarrow from October 2025 until December 17, 2025.

It is expected that the Combined Company will implement a non-employee director compensation program that is expected to include an annual cash retainer and annual equity grants. Pursuant to an arrangement between OrbiMed Advisors LLC and Dr. Ashiya, any cash retainers payable by the Combined Company to Dr. Ashiya are required to be remitted to OrbiMed Advisors LLC.

MATTERS BEING SUBMITTED TO A VOTE OF VYNE STOCKHOLDERS

PROPOSAL NO. 1 — THE NASDAQ STOCK ISSUANCE PROPOSAL

General

At the VYNE Special Meeting, VYNE stockholders will be asked to approve the issuance of shares of VYNE Common Stock (including the shares of VYNE Common Stock issuable upon exercise of the VYNE Pre-Funded Warrants) to stockholders of Yarrow pursuant to the terms of the Merger Agreement, which will (i) represent more than 20% of the shares of VYNE Common Stock outstanding immediately prior to the Merger under Nasdaq Listing Rule 5635(a), and (ii) result in a change of control under Nasdaq Listing Rule 5635(b).

Immediately after the Merger, VYNE securityholders as of immediately prior to the Merger are expected to own approximately 3.0% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis and former holders of Yarrow securities are expected to own approximately 97.0% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, VYNE’s Net Cash at Closing being $0.

VYNE will assume outstanding and unexercised options and pre-funded warrants to purchase shares of Yarrow Common Stock, and such securities will be converted into options and pre-funded warrants, as applicable, to purchase shares of VYNE Common Stock, subject to certain adjustments.

In addition, prior to the Effective Time, VYNE expects to declare the Cash Dividend to the pre-Merger VYNE stockholders and VYNE Warrant holders equal in the aggregate to VYNE’s reasonable, good faith approximation of the amount by which VYNE’s Net Cash (as determined pursuant to the Merger Agreement) will exceed $0.

The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of VYNE Common Stock in the Merger are described in detail in the section of this proxy statement/ prospectus titled “The Merger Agreement.” A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Reason for the Proposal

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the shares of VYNE Common Stock in the Merger exceeds the 20% under the Nasdaq Listing Rules and is expected to represent approximately 97.0% of the VYNE Common Stock on a fully diluted basis immediately following the Merger.

Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), VYNE must obtain the approval of VYNE stockholders for the issuance of these shares of common stock in the Merger.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. Nasdaq has determined that the Merger constitutes a “change of control” of VYNE. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), VYNE must obtain the approval of VYNE stockholders of the change of control resulting from the Merger.

The Merger is conditioned upon the approval of the Nasdaq Stock Issuance Proposal. Notwithstanding the approval of the Nasdaq Stock Issuance Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Nasdaq Stock Issuance Proposal will not be effected.

The Nasdaq Stock Issuance Proposal is conditioned on the approval of the Reverse Stock Split Proposal. Notwithstanding the approval of the Nasdaq Stock Issuance Proposal, if the Reverse Stock Split Proposal is not approved, the actions contemplated by the Nasdaq Stock Issuance Proposal will not be effected and the Merger will not be consummated.

Certain VYNE stockholders have agreed to vote any shares of VYNE Common Stock owned by them in favor of the Nasdaq Stock Issuance Proposal. Please see the section titled “Agreements Related to the Merger — Support Agreements” beginning on page 177 of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Nasdaq Stock Issuance Proposal.

THE VYNE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE NASDAQ STOCK ISSUANCE PROPOSAL.

PROPOSAL NO. 2 — THE REVERSE STOCK SPLIT PROPOSAL

General

At the VYNE Special Meeting, VYNE stockholders will be asked to approve an amendment to the VYNE Charter to effect a reverse stock split of the issued and outstanding shares of VYNE Common Stock at a ratio in the range of one new share for every 10 shares and one new share for every 70 shares outstanding (or any number in between), to be determined mutually by the VYNE board of directors and the Yarrow board of directors (the “Split Ratio”). The final Split Ratio and effectiveness of such amendment will be mutually agreed by the VYNE board of directors and the Yarrow board of directors, assuming this proposal is approved by VYNE’s stockholders and the Merger is consummated. On April 23, 2026, the VYNE board of directors adopted resolutions approving the proposed certificate of amendment to the VYNE Charter in the form attached as Annex C to this proxy statement/prospectus. If this certificate is filed with the Secretary of State of the State of Delaware, upon the effectiveness of such amendment (the “Reverse Stock Split Effective Time”), the issued and outstanding shares of VYNE Common Stock immediately prior to the Reverse Stock Split Effective Time will automatically without further action on the part of VYNE by combined into a smaller number of shares in accordance with the final Split Ratio.

The VYNE board of directors may determine to effect the reverse stock split, if it is approved by VYNE stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the issuance of VYNE Common Stock pursuant to the Merger Agreement, or if the Merger is not consummated.

By approving this Proposal No. 2, VYNE stockholders will: approve an amendment to the VYNE Charter pursuant to which any whole number of issued and outstanding shares of VYNE Common Stock, between and including 10 to 70, would be combined into one share of VYNE Common Stock and will authorize the VYNE board of directors to file such certificate of amendment, as mutually agreed by the VYNE board of directors and Yarrow board of directors. As of the record date, 150,000,000 shares of VYNE Common Stock were authorized, 33,352,858 shares of VYNE Common Stock were outstanding and 0 shares of VYNE Common Stock were held in treasury.

All holders of VYNE Common Stock will be affected proportionately by the reverse stock split. No fractional shares of VYNE Common Stock will be issued as a result of the reverse stock split. Instead, VYNE stockholders who otherwise would be entitled to receive fractional shares will be entitled to receive cash as set forth below under the caption “No Fractional Shares.” Each VYNE stockholder will hold the same percentage of the outstanding VYNE Common Stock immediately following the reverse stock split as such VYNE stockholder did immediately prior to the reverse stock split, except to the extent that the reverse stock split results in such VYNE stockholder receiving cash in lieu of fractional shares.

Should VYNE receive the required stockholder approval for this Proposal No. 2, and following such stockholder approval, the VYNE board of directors, subject to agreement by Yarrow, determines that effecting the reverse stock split is in the best interests of VYNE and its stockholders, the reverse stock split will become effective as specified in the amendment filed with the Secretary of State of the State of Delaware.

The amendment filed thereby will contain the number of shares selected by the VYNE board of directors and Yarrow board of directors within the limits set forth in this Proposal No. 2 to be combined into one share of VYNE Common Stock. Accordingly, upon the effectiveness of the amendment to the VYNE Charter, at the Reverse Stock Split Effective Time, every 10 to 70 shares (or any number in between) of VYNE Common Stock outstanding immediately prior to the split effective time will be combined and reclassified into one share of VYNE Common Stock.

The proposed form of certificate of amendment to the VYNE Charter to effect the reverse stock split, as more fully described below, will affect the reverse stock split but will not change the number of authorized shares of VYNE Common Stock or preferred stock, or the par value of VYNE Common Stock or preferred stock.

A copy of the proposed form of certificate of amendment to the VYNE Charter to effect the reverse stock split is attached as Annex C to this proxy statement/prospectus.

Notwithstanding approval of this Proposal No. 2 by VYNE stockholders, the VYNE board of directors may, in its sole discretion, abandon the proposed amendments and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the reverse stock split, as permitted under Section 242(c) of the Delaware General Corporation Law.

Reasons for the Reverse Stock Split

The VYNE board of directors approved the proposal approving the amendment to the VYNE Charter effecting the reverse stock split for the following reasons:

●	the VYNE board of directors believes effecting the reverse stock split will result in an increase in the minimum bid price of VYNE Common Stock and reduce the risk of a delisting of VYNE Common Stock from Nasdaq in the future; and
●	the VYNE board of directors believes a higher stock price may help generate investor interest in VYNE and ultimately the Combined Company and help VYNE attract and retain employees.

Based on the recent trading prices of VYNE Common Stock, VYNE and Yarrow currently estimate that a reverse stock split ratio of at least 1-for-17 would be required to increase the per-share market price to $4.00, which is the minimum initial listing price requirement of Nasdaq. The final reverse stock split ratio will be determined mutually by the VYNE board of directors and the Yarrow board of directors prior to the closing of the Merger based primarily on the then-current trading price of VYNE Common Stock and the objective of achieving a post-closing per-share price that (1) satisfies Nasdaq’s listing requirements and (2) provides an appropriate and sustainable post-closing per-share market price that the parties believe will better position the Combined Company for long-term trading stability, investor interest and market visibility, taking into account prevailing market conditions and other relevant factors. Accordingly, the ratio effected is likely to be greater than the minimum necessary to satisfy Nasdaq’s listing standards.

On September 11, 2025, VYNE received notification from Nasdaq that it was not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5550(a)(2), because the closing bid price of VYNE’s Common Stock was below $1.00 per share for 30 consecutive business days. VYNE was granted a period of 180 calendar days from the date of notification, or until March 10, 2026, to regain compliance with the minimum bid price requirement. Even if the Merger is not consummated, the VYNE board of directors believes it is important to maintain liquidity in the stock by remaining listed on Nasdaq. The VYNE board of directors believes that effecting a reverse stock split is the best way to regain compliance with the Nasdaq minimum bid price requirement. On March 11, 2026, VYNE received a letter (the “Extension Notice”) from Nasdaq notifying VYNE that its request for an extension to regain compliance with the minimum bid price requirement has been granted, and VYNE has an additional 180 calendar days, or until September 7, 2026, to regain compliance with the minimum bid price requirement. Nasdaq’s determination was based on VYNE meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market with the exception of the bid price requirement, and VYNE’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. The Extension Notice has no immediate effect on the listing or trading of VYNE’s common stock on The Nasdaq Capital Market and, at this time, VYNE’s common stock will continue to trade on The Nasdaq Capital Market under the symbol “VYNE.”

If the reverse stock split successfully increases the per share price of VYNE Common Stock, the VYNE board of directors also believes this increase may increase trading volume in VYNE Common Stock and facilitate future financings by VYNE.

Requirements for Listing on Nasdaq

VYNE Common Stock is listed on The Nasdaq Capital Market under the symbol “VYNE.” VYNE has filed an initial listing application pursuant to the terms of the Merger Agreement for the Combined Company to list the securities of the Combined Company on Nasdaq.

According to the Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require VYNE to have, among other things, a $4.00 per share minimum bid price for a certain number of trading days preceding the Closing, unless it effects a reverse stock split. Therefore, the reverse stock split may be necessary in order to satisfy Nasdaq requirements and consummate the Merger.

In addition, it is a condition to the Closing that the shares of VYNE Common Stock to be issued in the Merger pursuant to the Merger Agreement having been approved for listing on Nasdaq.

One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in VYNE’s management being able to issue more shares without further stockholder approval. The reverse stock split will not affect the number of authorized shares of VYNE capital stock, which will continue to be authorized pursuant to the VYNE Charter.

Potential Increased Investor Interest

On April      , 2026, VYNE Common Stock closed at $      per share. An investment in VYNE Common Stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide research coverage of lower priced stocks. Also, the VYNE board of directors believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of VYNE Common Stock.

VYNE cannot predict whether the reverse stock split will increase the market price for VYNE Common Stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

●	the market price per share of VYNE Common Stock after the reverse stock split will rise in proportion to the reduction in the number of shares of VYNE Common Stock outstanding before the reverse stock split;
●	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;
●	the reverse stock split will result in a per share price that will increase the ability of VYNE to attract and retain employees;
●	the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing; or
●	the market price per share will achieve and maintain the $4.00 minimum bid price requirement, unless it effects a reverse stock split, for a sufficient period of time for the Combined Company common stock to be approved for listing by Nasdaq.

The market price of VYNE Common Stock will also be based on the performance of VYNE, and after the Merger, on the performance of the Combined Company, and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of VYNE Common Stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of VYNE may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of VYNE Common Stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

The reverse stock split will be realized simultaneously for all shares of VYNE Common Stock and options to purchase shares of VYNE Common Stock outstanding immediately prior to the Reverse Stock Split Effective Time. The reverse stock split will affect all holders of shares of VYNE Common Stock outstanding immediately prior to the Reverse Stock Split Effective Time uniformly and each such stockholder will hold the same percentage of VYNE Common Stock outstanding immediately following the reverse stock split as that stockholder held immediately prior to the reverse stock split, except for immaterial adjustments that may result from the treatment of fractional shares as described below. The reverse stock split will not change the par value of VYNE Common Stock or preferred stock and will not reduce the number of authorized shares of VYNE Common Stock or preferred stock. VYNE Common Stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. Proportionate adjustments will be made to the per share exercise price, the number of shares issuable upon the exercise, vesting or settlement of all outstanding options to purchase shares of VYNE Common Stock, and the number of shares reserved for issuance pursuant to VYNE’s existing equity incentive and employee stock purchase plans will be reduced proportionately based on the Split Ratio. The reverse stock split will not affect VYNE continuing to be subject to the periodic reporting requirements of the Exchange Act.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If VYNE stockholders approve the amendment to the VYNE Charter effecting the reverse stock split, the VYNE board of directors and Yarrow board of directors mutually agree that a reverse stock split is necessary, and the VYNE board of directors still believes that a reverse stock split is in the best interests of VYNE and its stockholders, VYNE will file the amendment to the VYNE Charter with the Secretary of State of the State of Delaware at such time as the VYNE board of directors has determined to be the appropriate Reverse Stock Split Effective Time. The VYNE board of directors and Yarrow board of directors may mutually agree to delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the Reverse Stock Split Effective Time, each stock certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the Reverse Stock Split Effective Time, VYNE stockholders will be notified that the reverse stock split has been effected. VYNE expects that the VYNE transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent stock certificates representing pre-split shares in exchange for stock certificates (or book-entry positions) representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by VYNE. No new certificates (or book-entry positions) will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Shares held in book-entry form will be automatically exchanged. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

No Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction of a share to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date of the filing of the amendment to the VYNE Charter effecting the reverse stock split. For the foregoing purposes, all shares of VYNE Common Stock held by a holder will be aggregated (thus resulting in no more than one fractional share per holder). The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where VYNE is domiciled and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by VYNE or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the VYNE board of directors or contemplating a tender offer or other transaction for the combination of VYNE with another company, the Reverse Stock Split Proposal is not being proposed in response to any effort of which VYNE is aware to accumulate shares of VYNE Common Stock or obtain control of VYNE, other than in connection with the Merger, nor is it part of a plan by management to recommend a series of similar amendments to the VYNE board of directors and stockholders. Other than the proposals being submitted to VYNE stockholders for their consideration at the VYNE Special Meeting, the VYNE board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of VYNE. For more information, please see the section titled “Risk Factors — Risks Related to the Combined Company” beginning on page 103 of this proxy statement/ prospectus.

U.S. Federal Income Tax Considerations of the Reverse Stock Split

The following discussion is a summary of U.S. federal income tax considerations to U.S. Holders (as defined below) of VYNE Common Stock of the reverse stock split. The discussion does not purport to be a complete analysis of all potential tax considerations.

The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. VYNE have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the reverse stock split.

This discussion is limited to a U.S. Holder that holds VYNE Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder’s particular circumstances, including without limitation the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address considerations relevant to U.S. Holders subject to special rules, such as:

●	U.S. expatriates and former citizens or long-term residents of the United States;
●	U.S. Holders whose functional currency is not the U.S. dollar;
●	persons holding VYNE Common Stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;
●	banks, insurance companies and other financial institutions;
●	real estate investment trusts or regulated investment companies;
●	brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in VYNE Common Stock;
●	partnerships or other entities or arrangements classified as partnerships, passthroughs, or disregarded entities for U.S. federal income tax purposes (and investors therein), S corporations or other passthrough entities (including hybrid entities);
●	tax-exempt organizations or governmental organizations;
●	persons deemed to sell VYNE Common Stock under the constructive sale provisions of the Code;
●	persons who hold or receive VYNE Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation;
●	tax-qualified retirement plans; and
●	persons that own, or have owned, actually or constructively, more than 5% of VYNE Common Stock.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds VYNE Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, a partnership holding VYNE Common Stock and each partner in such partnership is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of the reverse stock split.

For purpose of this discussion, a “U.S. Holder” is any beneficial owner of VYNE Common Stock that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;
●	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is for informational purposes only and is not tax advice. Each prospective investor is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation as well as any tax considerations of the reverse stock split arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty.

Tax Consequences of the Reverse Stock Split

The proposed reverse stock split is intended to qualify as a “recapitalization” for U.S. federal income tax purposes pursuant to Section 368(a)(1)(E) of the Code. As a result, a U.S. Holder generally should not recognize gain or loss upon the proposed reverse stock split, except with respect to cash received in lieu of a fractional share of VYNE Common Stock, as discussed below. A U.S. Holder’s aggregate adjusted tax basis in the shares of VYNE Common Stock received pursuant to the proposed reverse stock split should equal the aggregate adjusted tax basis of the shares of the VYNE Common Stock surrendered (excluding any portion of such basis that is allocated to any fractional share of VYNE Common Stock), and such U.S. Holder’s holding period in the shares of VYNE Common Stock received should include the holding period in the shares of VYNE Common Stock surrendered. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of VYNE Common Stock surrendered to the shares of VYNE Common Stock received in a recapitalization pursuant to the proposed reverse stock split.

Each U.S. Holder of shares of VYNE Common Stock acquired on different dates and at different prices is urged to consult its tax advisor regarding the allocation of the tax basis and holding period of such shares.

Cash in Lieu of Fractional Shares

A U.S. Holder that receives cash in lieu of a fractional share of VYNE Common Stock pursuant to the proposed reverse stock split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the shares of VYNE Common Stock surrendered that is allocated to such fractional share of VYNE Common Stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. Holder’s holding period for VYNE Common Stock surrendered exceeded one year at the effective time of the reverse stock split.

Tax Reporting Regarding the Reverse Stock Split

Assuming the reverse stock split qualifies as a recapitalization within the meaning of Section 368(a) of the Code, each U.S. Holder who receives shares of VYNE Common Stock in the reverse stock split is required to retain permanent records pertaining to the reverse stock split and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Each U.S. Holder who owned at least five percent (by vote or value) of the total outstanding stock of VYNE or who owned securities in VYNE with a basis of $1,000,000 or more are required to attach a statement to their tax returns for the year in which the reverse stock split is consummated that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the holder’s tax basis in the U.S. Holder’s VYNE Common Stock and the fair market value of such stock. Each U.S. Holder is urged to consult with its tax advisor to comply with these rules.

This discussion of U.S. federal income tax considerations of the reverse stock split is for general information purposes only and is not intended to be, and should not be construed as, tax advice. Determining the actual tax consequences of the reverse stock split to you may be complex and will depend on your specific situation and on factors that are not within VYNE’s knowledge or control. Each prospective investor is urged to consult its tax advisor with respect to the application of U.S. federal income tax laws to its specific situation as well as any tax considerations arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction.

Information Reporting and Backup Withholding

Payments of cash made in lieu of a fractional share of VYNE Common Stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each holder of VYNE Common Stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.

Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders of VYNE Common Stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

The Merger is conditioned upon the approval of the Reverse Stock Split Proposal. However, the VYNE board of directors, without Yarrow’s input, may determine to effect the reverse stock split, if it is approved by VYNE stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the issuance of VYNE Common Stock pursuant to the Merger Agreement.

Certain VYNE stockholders have agreed to vote any shares of VYNE Common Stock owned by them in favor of the Reverse Stock Split Proposal. Please see the section titled “Agreements Related to the Merger — Support Agreements” beginning on page 177 of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Reverse Stock Split Proposal.

THE VYNE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE REVERSE STOCK SPLIT PROPOSAL.

PROPOSAL NO. 3 — THE AUTHORIZED SHARE INCREASE PROPOSAL

General

At the VYNE Special Meeting, VYNE will ask its stockholders to approve an amendment to the VYNE Charter to increase the number of authorized shares of VYNE Common Stock (the “VYNE Share Increase Amendment”). On April 23, 2026, the VYNE board of directors approved a proposal to amend the VYNE Charter to increase the number of authorized shares of VYNE Common Stock from 150,000,000 shares to 300,000,000, which would also have the effect of increasing the total number of authorized shares from 170,000,000, including VYNE preferred stock, to 320,000,000 (the “VYNE Share Increase”), in the form attached as Annex D to this proxy statement/prospectus. As of April 24, 2026, there were 33,352,858 shares of VYNE Common Stock issued and outstanding, and 13,340,482 shares of VYNE Common Stock reserved for issuance. Accordingly, approximately 116,647,142 shares of the total number of VYNE Common Stock currently authorized remain available for issuance or may be reserved for issuance.

Form of the VYNE Share Increase Amendment

The VYNE Share Increase Amendment would amend and restate the first sentence of Article IV of the VYNE Charter in its entirety as follows:

“This Corporation is authorized to issue two classes of capital stock which shall be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is 320,000,000, of which  300,000,000 shares shall be Common Stock and 20,000,000 shares shall be Preferred Stock.”

Background and Reasons for the VYNE Share Increase Amendment

The VYNE Charter currently authorizes the issuance of up to 150,000,000 shares of VYNE Common Stock and 20,000,000 shares of preferred stock. As of the close of business on April 24, 2026, there were 33,352,858 shares of VYNE Common Stock issued and outstanding, and 13,340,482 shares of VYNE Common Stock reserved for issuance. Accordingly, 116,647,142 shares of the total number of VYNE Common Stock currently authorized remain available for issuance or may be reserved for issuance.

As described in greater detail in the section of this proxy statement/prospectus titled “The Merger Agreement,” pursuant to the Merger Agreement, VYNE will be required to issue shares of VYNE Common Stock to Yarrow stockholders and to assume Yarrow’s 2025 Equity Incentive Plan and outstanding options and pre-funded warrants to purchase Yarrow Common Stock.

The number of shares of VYNE Common Stock currently authorized and unissued and not reserved for issuance is not sufficient for (i) the issuance of VYNE Common Stock pursuant to the Merger Agreement and (ii) the assumption of Yarrow’s 2025 Equity Incentive Plan and outstanding options and pre-funded warrants to purchase Yarrow Common Stock. In addition, there will not be sufficient shares of VYNE Common Stock available for issuance in connection with possible future acquisitions, equity and equity- based financings, possible future awards under employee benefit plans and other corporate purposes that the VYNE board of directors may determine to be desirable. Therefore, the VYNE board of directors has determined that the VYNE Share Increase Amendment is in the best interests of VYNE and its stockholders.

If the VYNE Share Increase Amendment is approved by stockholders, upon its effectiveness, and without giving effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/ prospectus, VYNE will have a total of 300,000,000 authorized shares of VYNE Common Stock, with 33,352,858 shares of VYNE Common Stock issued and outstanding (as of the Record Date), and 13,340,482 shares reserved for issuance (as of the Record Date), leaving a balance of 116,647,142 shares of VYNE Common Stock authorized and unissued and not reserved for any specific purpose. Such outstanding share amounts will be correspondingly adjusted to the extent the proposed reverse stock split is effected prior to effectiveness of the VYNE Share Increase Amendment, but the reverse stock split will not change the number of authorized shares of common or preferred stock. The VYNE Share Increase Amendment will have no effect on the authorized shares of VYNE preferred stock.

Except for (i) the issuance of shares of VYNE Common Stock and (ii) the issuance of shares of VYNE Common Stock that may result from the assumption of Yarrow’s 2025 Equity Incentive Plan and outstanding options and pre-funded warrants to purchase Yarrow Common Stock, each pursuant to the terms of the Merger Agreement, VYNE does not currently have any plans, proposals or arrangement to issue any of its authorized but unissued shares of common stock.

Possible Effects of the VYNE Share Increase Amendment

If the VYNE Share Increase Amendment is approved and becomes effective, the additional authorized shares would be available for issuance at the discretion of the VYNE board of directors and without further stockholder approval, except as may be required by law or Nasdaq rules. The additional shares of authorized VYNE Common Stock would have the same rights and privileges as the shares of VYNE Common Stock currently issued and outstanding. Holders of VYNE Common Stock have no preemptive rights. The VYNE Share Increase would not change the number of shares of common stock outstanding, nor will it have any immediate dilutive effect; however, the issuance of additional shares of VYNE Common Stock authorized by the VYNE Share Increase may, among other things, have a dilutive effect on earnings per share and on stockholders’ equity and voting rights. Furthermore, future sales of substantial amounts of VYNE Common Stock, or the perception that these sales might occur, could adversely affect the prevailing market price of VYNE Common Stock or limit VYNE’s ability to raise additional capital. VYNE stockholders should recognize that, as a result of this proposal, they will own a smaller percentage of shares relative to the total authorized shares of VYNE than they presently own.

Appraisal or Dissenters’ Rights

Pursuant to the DGCL, stockholders are not entitled to appraisal rights or dissenter’s rights with respect to the VYNE Share Increase Amendment or the VYNE Share Increase.

Effectiveness of Amendment

If the VYNE Share Increase Amendment is approved by the stockholders at the VYNE Special Meeting, it will become effective upon the filing of a certificate of amendment, a copy of which is attached as Annex D to this proxy statement/prospectus, with the Delaware Secretary of State or such later effective date and time as specified in the certificate of amendment in accordance with Delaware law.

Copies of the VYNE Charter and the certificates of amendment to the VYNE Charter are available as exhibits to this proxy statement/prospectus.

The Merger is not conditioned upon the approval of the Authorized Share Increase Proposal. However, the Authorized Share Increase Proposal is conditioned on the approval of the Nasdaq Stock Issuance Proposal. Notwithstanding the approval of the Authorized Share Increase Proposal, if the Nasdaq Stock Issuance Proposal is not approved, the actions contemplated by the Authorized Share Increase Proposal will not be effected and the Merger will not be consummated.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the Authorized Share Increase Proposal.

THE VYNE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AUTHORIZED SHARE INCREASE PROPOSAL.

PROPOSAL NO. 4 — THE STOCK PLAN PROPOSAL

General

At the VYNE Special Meeting, VYNE will ask its stockholders to approve the Yarrow Bioscience, Inc. 2026 Stock Incentive Plan (the “2026 Stock Plan”) to be effective on the closing date of the Merger. The 2026 Stock Plan was approved by the VYNE board of directors on April 23, 2026, subject to stockholder approval and the consummation of the Merger. If the 2026 Stock Plan is approved by stockholders and the Merger is consummated, no further awards will be granted under VYNE’s 2023 Equity Incentive Plan.

The purpose of the 2026 Stock Plan is to promote and closely align the interests of employees, officers, non-employee directors and other individual service providers of the Combined Company and its stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the 2026 Stock Plan are to attract and retain the best available employees, officers, non-employee directors and other individual service providers for positions of substantial responsibility and to motivate participants to optimize the profitability and growth of the Combined Company through incentives that are consistent with the Combined Company’s goals and that link the personal interests of participants to those of the Combined Company’s stockholders. The 2026 Stock Plan allows for the grant of stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), other stock-based awards and incentive bonuses (collectively, “Awards”).

Summary of the 2026 Stock Plan

The following description of the 2026 Stock Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2026 Stock Plan, a copy of which is attached as Annex L to this proxy statement/prospectus. Stockholders are urged to read the 2026 Stock Plan in its entirety.

Administration

The 2026 Stock Plan will be administered by the compensation committee of the Combined Company board of directors, or another committee designated by the Combined Company board of directors to administer the 2026 Stock Plan, which is referred to herein as the “Administrator.” The Administrator will have broad authority, subject to the provisions of the 2026 Stock Plan, to administer and interpret the 2026 Stock Plan and Awards granted thereunder. All decisions and actions of the Administrator will be final.

Stock Subject to 2026 Stock Plan

The initial share pool under the 2026 Stock Plan will be 8% of the total number of shares of outstanding capital stock immediately following the consummation of the Merger (including Combined Company common stock, preferred stock and unexercised pre-funded warrants), subject to certain adjustments in the event of a change in the Combined Company’s capitalization. The shares that may be issued under the 2026 Stock Plan will be automatically increased on January 1 of each year beginning in 2027 and ending with a final increase on January 1, 2036 in an amount equal to 5% of the diluted stock (including Combined Company common stock, preferred stock and unexercised pre-funded warrants) on the preceding December 31, unless a lower, or no, increase is determined by the Administrator. Only 100,000,000 shares of Combined Company common stock may be issued under the 2026 Stock Plan as incentive stock options (after giving effect to the Reverse Stock Split).

Shares of Combined Company common stock issued under the 2026 Stock Plan may be either authorized and unissued shares or previously issued shares acquired by the Combined Company. On termination or expiration of an Award under the 2026 Stock Plan, in whole or in part, the number of shares of Combined Company common stock subject to such Award but not issued thereunder or that are otherwise forfeited back to the Combined Company will again become available for grant under the 2026 Stock Plan. Additionally, shares retained or withheld in payment of any exercise price, purchase price, or tax withholding obligation of an Award will again become available for grant under the 2026 Stock Plan.

As of April      , 2026, the closing price of a share of VYNE Common Stock was $      per share, as reported on Nasdaq.

Eligibility

Current or prospective employees, officers, non-employee directors, and other independent service providers of the Combined Company and its subsidiaries will be eligible to participate in the 2026 Stock Plan, if selected by the Administrator. Following the Merger, it is expected that approximately eight employees (including five executive officers), five non-employee directors and 11 other individual service providers of the Combined Company will be eligible to participate in the 2026 Stock Plan.

The aggregate dollar value of equity-based and cash compensation granted under the 2026 Stock Plan or otherwise to any non-employee director for service on the Board will not exceed $750,000 during any calendar year; provided, however, that in the calendar year in which a non-employee director first joins the Board or during any calendar year in which a non-employee director is designated as Chairman of the Board or Lead Director, the maximum aggregate dollar value of equity-based and cash compensation granted to the non-employee director may be up to $1,000,000.

Types of Awards

Stock Options. All stock options granted under the 2026 Stock Plan will be evidenced by a written agreement with the participant, which provides, among other things, whether the option is intended to be an incentive stock option or a non-qualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not generally exceed ten years, and other terms and conditions. Subject to the express provisions of the 2026 Stock Plan, options generally may be exercised over such period, in installments or otherwise, as the Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the Combined Company common stock subject to that option on the grant date. The exercise price may be paid in cash or such other method as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares, or withholding of shares deliverable upon exercise. The 2026 Stock Plan permits, without stockholder approval, the Administrator to reduce the exercise price of a previously awarded option or cancel and re-grant or exchange such option for cash or a new Award with a lower (or no) exercise price.

Stock Appreciation Rights. SARs may be granted alone or in conjunction with all or part of a stock option. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the Combined Company common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in Combined Company common stock, cash, restricted stock, or a combination thereof, at the Administrator’s discretion. The 2026 Stock Plan permits, without stockholder approval, the Administrator to reduce the exercise price of a previously awarded SAR or cancel and re-grant or exchange such SAR for cash or a new Award with a lower (or no) exercise price.

Restricted Stock and RSUs. Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The Administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

Other Stock-Based Awards. Other stock-based awards are Awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of Combined Company common stock.

Incentive Bonuses. Each incentive bonus will confer upon the participant the opportunity to earn a payment, which may be subject to vesting or performance criteria established by the Administrator. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the Administrator.

Performance Criteria

The Administrator may specify certain performance criteria which must be satisfied before Awards will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.

Transferability

Awards generally may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or SAR may be exercisable only by the participant during his or her lifetime.

Clawback

Awards will be subject to recoupment in accordance with any clawback policy adopted by the Combined Company (or any successor or other clawback policy adopted by the Combined Company).

Adjustments Upon a Change in Capitalization

In the event of a change in capitalization of the Combined Company, including any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution (other than quarterly cash dividends), the share pool and outstanding Awards will be equitably adjusted by the Administrator.

Change in Control

In the event of a change in control of the Combined Company, the Administrator may (i) provide for the assumption of outstanding Awards, (ii) issue substitute awards, (iii) accelerate vesting or waive any forfeiture conditions, (iv) accelerate the exercisability of the award, (v) make any other adjustments to outstanding Awards as deemed to be appropriate or (vi) provide for the cancellation and cash-out of outstanding Awards; however, if Awards are not assumed, continued or substituted for, then all outstanding Awards will become fully vested and exercisable (with performance based on target or actual achievement as determined by the Administrator).

Amendment and Termination

The Combined Company board of directors will have the right to amend, alter, suspend, or terminate the 2026 Stock Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2026 Stock Plan or an Award or Award agreement will be made that would materially impair the rights of the holder, without such holder’s consent; however, no consent will be required if the Administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for the Combined Company, the 2026 Stock Plan, or such Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. The 2026 Stock Plan will automatically terminate as to the grant of future awards, unless earlier terminated by the Combined Company board of directors, on April 23, 2036.

Federal Income Tax Consequences

The following is a summary of the U.S. federal income tax treatment applicable to the Combined Company and the participants who receive Awards under the 2026 Stock Plan based on the federal income tax laws in effect on the date of this proxy statement/prospectus. This summary is not intended to be exhaustive and does not address all matters relevant to a particular participant based on their specific circumstances.

The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Section 409A of the Code), or tax laws other than U.S. federal income tax law. Because individual circumstances may vary, each participant is urged to consult their own tax advisor concerning the tax implications of Awards granted under the 2026 Stock Plan.

Incentive Stock Options

Options granted under the 2026 Stock Plan may be either incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or non-qualified stock options, which are not intended to meet such requirements. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is recognized for ordinary income tax purposes at the time the option is exercised, although taxable income may arise at that time for alternative minimum tax purposes. Unless there is a “disqualifying disposition”, as described below, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. A disqualifying disposition occurs if the disposition is less than two years after the date of grant or less than one year after the exercise date. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain or loss recognized upon the disposition will be a capital gain or loss. If the optionee makes a disqualifying disposition of the purchased shares, then the Combined Company (or, if applicable, the affiliate employer) will be entitled to an income tax deduction for the taxable year in which such disposition occurs equal to the amount of ordinary income recognized by the optionee as a result of the disposition. The Combined Company will not be entitled to any income tax deduction if the optionee makes a qualifying disposition of the shares.

Nonqualified Stock Options

No taxable income is recognized by an optionee upon the grant of a non-qualified stock option. The optionee in general will recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income. The Combined Company (or, if applicable, the affiliate employer) will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-qualified stock option.

Stock Appreciation Rights

No taxable income is recognized upon receipt of a SAR. The participant will recognize ordinary income in the year in which the SAR is exercised, in an amount equal to the excess of the fair market value of the underlying shares on the exercise date over the base price in effect for the exercised right, and the participant will be required to satisfy the tax withholding requirements applicable to such income. The Combined Company (or, if applicable, the affiliate employer) will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the SAR.

Restricted Stock Awards

A participant who receives unvested shares of Combined Company common stock will not recognize any taxable income at the time those shares are granted but will have to report as ordinary income, as and when the restrictions constituting a substantial risk of forfeiture lapse, an amount equal to the excess of (i) the fair market value of the shares on the vesting date over (ii) the amount paid (if any) for the shares. The participant may, however, elect under Section 83(b) of the Code to include as ordinary income in the year the unvested shares are issued an amount equal to the excess of (a) the fair market value of those shares on the issue date over (b) the amount paid (if any) for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the shares subsequently vest. The Combined Company (or, if applicable, the affiliate employer) will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time such ordinary income is recognized by the participant.

Restricted Stock Units, Other Stock-Based Awards, Incentive Bonuses

Generally, no taxable income is recognized upon the grant of RSUs, other stock-based awards or incentive bonuses. The participant will recognize ordinary income in the year in which the award is settled in shares or cash. The amount of that income will be equal to the fair market value of the shares on the date of issuance or the amount of the cash paid in settlement of the award, and the participant will be required to satisfy the tax withholding requirements applicable to the income. The Combined Company (or, if applicable, the affiliate employer) will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued or the cash amount is paid.

Deductibility of Executive Compensation

Section 162(m) of the Code limits the deductibility for federal income tax purposes of certain compensation paid to any “covered employee” in excess of $1.0 million. It is expected that compensation deductions for any covered employee with respect to awards granted under the 2026 Stock Plan will be subject to the $1.0 million annual deduction limitation.

New Plan Benefits

VYNE cannot currently determine the benefits or number of shares subject to Awards that may be granted in the future to eligible participants under the 2026 Stock Plan because the grant of Awards and terms of such Awards are to be determined in the sole discretion of the Administrator.

The Merger is not conditioned upon the approval of the Stock Plan Proposal. However, the Stock Plan Proposal is conditioned on the approval of the Nasdaq Stock Issuance Proposal. Notwithstanding the approval of the Stock Plan Proposal, if the Nasdaq Stock Issuance Proposal is not approved, the actions contemplated by the Stock Plan Proposal will not be effected and the Merger will not be consummated.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the Stock Plan Proposal.

THE VYNE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE STOCK PLAN PROPOSAL

PROPOSAL NO. 5 — THE ESPP PROPOSAL

General

At the VYNE Special Meeting, VYNE will ask its stockholders to approve the Yarrow Bioscience, Inc. 2026 Employee Stock Purchase Plan (the “2026 ESPP”) to be effective on the closing date of the Merger. The 2026 ESPP was approved by the VYNE board of directors on April 23, 2026, subject to stockholder approval and the consummation of the Merger. If the 2026 ESPP is approved by stockholders and the Merger is consummated, VYNE’s 2019 Employee Share Purchase Plan will be terminated and no further shares will be issued thereunder.

The purpose of the 2026 ESPP is to provide employees of the Combined Company and its designated subsidiaries with an opportunity to purchase shares of the Combined Company common stock through accumulated contributions. The 2026 ESPP, and the rights of participants to make purchases thereunder, is intended to qualify under Section 423 of the Code; however, sub-plans that do not meet the requirements of Section 423 of the Code may be established for the benefit of eligible employees of non-U.S. subsidiaries of the Combined Company.

Summary of the ESPP

The following description of the 2026 ESPP is not intended to be complete and is qualified in its entirety by the complete text of the 2026 ESPP, a copy of which is attached as Annex M to this proxy statement. Stockholders are urged to read the 2026 ESPP in its entirety.

Administration

The 2026 ESPP will be administered by the compensation committee of the Combined Company board of directors or another committee designated by the Combined Company board of directors to administer, which is referred to herein as the “ESPP Administrator.” All questions of interpretation of the 2026 ESPP are determined by the ESPP Administrator, whose decisions are final and binding upon all participants. The ESPP Administrator may delegate, subject to applicable law, its responsibilities under the 2026 ESPP to one or more other persons. The ESPP Administrator may adopt rules or procedures relating to the operation and administration of the 2026 ESPP to accommodate the specific requirements of local laws and procedures, including to adopt sub-plans for participants outside of the United States.

Stock Subject to ESPP

The initial share pool under the 2026 ESPP will be the lesser of (i) 1% of the total number of shares of outstanding capital stock immediately following the consummation of the Merger (including Combined Company common stock, preferred stock and unexercised pre-funded warrants) or (ii) 2,000,000 shares (after giving effect to the Reverse Stock Split), subject to certain adjustments in the event of a change in the Combined Company’s capitalization. The shares that may be issued under the 2026 ESPP will be automatically increased on January 1 of each year beginning in 2027 and ending with a final increase on January 1, 2036 in an amount equal to the lesser of 1% of the diluted stock (including Combined Company common stock, preferred stock and unexercised pre-funded warrants) on the preceding December 31 or 2,500,000 (after giving effect to the Reverse Stock Split), unless a lower, or no, increase is determined by the ESPP Administrator. Shares of Combined Company common stock issued under the 2026 ESPP may either be shares of authorized but unissued Combined Company common stock, Combined Company common stock held as treasury shares, or Combined Company common stock acquired in an open-market transaction.

If the total number of shares to be purchased by all participants on any exercise date (as defined below) exceeds the number of shares remaining available for issuance under the 2026 ESPP, the ESPP Administrator may make a pro rata allocation of the remaining available number of shares in as uniform a manner as possible and as the ESPP Administrator determines to be equitable.

As of April      , 2026, the closing price of a share of VYNE Common Stock was $      per share, as reported on Nasdaq.

Eligibility

All employees of the Combined Company or a designated subsidiary of the Combined Company (as defined in the 2026 ESPP) who customarily work for more than 20 hours per week and more than five months in any calendar year and satisfy the requirements set forth in the 2026 ESPP will be eligible to participate in the 2026 ESPP. However, any employee who would own (or pursuant to Section 424(d) of the Code would be deemed to own) more than 5% of the voting power or value of the Combined Company common stock immediately after a grant under the 2026 ESPP is not eligible to participate, and no participant may purchase more than $25,000 of Combined Company common stock in any one calendar year. Following the Merger, it is expected that approximately eight employees will be eligible to participate in the 2026 ESPP.

Offering Periods

The 2026 ESPP is generally implemented by a series of “offering periods”. The first offering period and the first purchase period will begin on a date established by the Administrator and end on the next June 8 or December 8, with subsequent offering periods and purchase periods lasting for approximately six months and ending every June 8 or December 8.

Payroll Deductions

To participate in an offering period, an eligible employee must execute and submit a properly completed subscription agreement on or before a date determined by the ESPP Administrator prior to the applicable enrollment date. Once enrolled in the 2026 ESPP, a participant can purchase shares of Combined Company common stock with payroll deductions at the end of the applicable offering period. Once an offering period is over, a participant is automatically enrolled in the next offering period unless the participant chooses to withdraw from the 2026 ESPP.

Each subscription agreement will request a deduction in an amount expressed as a whole percentage between 1% and 15% and all payroll deductions will be credited to the eligible employee’s account. No interest will be paid on any amount held in the account of any eligible employee.

Option Grant

On the first trading day of each offering period, each eligible employee automatically will be granted an option to acquire shares of Combined Company common stock on the exercise date. All participants granted options under the 2026 ESPP will have the same rights and privileges consistent with the requirements set forth in Section 423 of the Code. No eligible employee will be permitted to purchase more than a number of shares of Combined Company common stock equal to $25,000 divided by the fair market value of a share of Combined Company common stock on the first day of the offering period shares of Combined Company common stock during each purchase period.

Purchase Price

The price per share at which shares are purchased under the 2026 ESPP is determined by the ESPP Administrator, but in no event will be less than 85% of the fair market value of the Combined Company common stock on the first or the last day of the offering period, whichever is lower.

Exercise of Options

At the end of each offering period, unless the participant has withdrawn from the 2026 ESPP, payroll deductions are applied automatically to purchase shares of Combined Company common stock at the price described above. The number of shares purchased is determined by dividing the payroll deductions by the applicable purchase price, rounded down to the nearest whole share.

Any payroll deductions accumulated in a participant’s account that are not sufficient to purchase a full share will be retained in the participant’s account for the subsequent option period (subject to earlier withdrawal in accordance with the terms of the 2026 ESPP). Any other amounts of payroll deductions in a participant’s account that are not used for the purchase of shares of Combined Company common stock, whether because of the participant’s withdrawal, because the amount would enable the participant to purchase more than the maximum number of shares, or for any other reason, will be returned to the participant, without interest, as soon as administratively practicable after such withdrawal, exercise date or other event, as applicable.

Cancellation and Withdrawal

Participants may cancel all (but not less than all) of their option and terminate their subscription agreement by delivering a written notice revoking their subscription to the Combined Company or by following an electronic or other withdrawal procedure determined by the ESPP Administrator. Upon such termination and cancellation, the balance in the participant’s account will be returned to the participant, without interest, as soon as administratively practicable thereafter.

Termination of Employment or Eligibility

Upon the termination of a participant’s employment with the Combined Company (or a designated subsidiary, as applicable) for any reason or if a participant loses eligibility to participate in the 2026 ESPP, the participant’s option will be deemed cancelled, the balance in the participant’s account will be returned to the participant (or his or her estate or designated beneficiary in the event of the participant’s death), without interest, as soon as administratively practicable, and the participant will have no other rights under the 2026 ESPP.

Transferability

Rights to purchase Combined Company common stock under the 2026 ESPP may not be transferred by a participant and may be exercised during a participant’s lifetime only by the participant.

Adjustments Upon a Change in Capitalization

In the event of any reorganizations, recapitalizations, stock splits, reverse stock splits, stock dividends, extraordinary dividends or distributions, or similar events, the ESPP Administrator will appropriately adjust the number and class of shares available under the 2026 ESPP and the applicable purchase price of such shares.

Merger or Other Corporate Transaction

In the event of a merger, sale, or other similar corporate transaction involving the Combined Company, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute for the option, the offering period with respect to which such option relates will be shortened by setting a new exercise date on which such offering period shall end. The new exercise date will occur before the date of the Combined Company’s proposed merger, sale, or other similar corporate transaction.

Amendment and Termination

The ESPP Administrator may amend, suspend or terminate the 2026 ESPP at any time and, in the event of a termination of the 2026 ESPP, may terminate all outstanding offering periods (and return each participant’s account balance to the participant) or allow outstanding offering periods to expire in accordance with their terms. The 2026 ESPP will continue in effect until terminated by the ESPP Administrator.

Federal Income Tax Consequences

The following is a brief description of the federal income tax treatment that will generally apply to the grant and exercise of rights under the 2026 ESPP, based on federal income tax laws in effect on the date of this proxy statement/prospectus. The exact federal income tax treatment of options under the 2026 ESPP will depend on the specific nature of any such option and the individual tax attributes of the participant. The following summary is not intended to be exhaustive and, among other considerations, does not describe gift, estate, social security, state, local or international tax consequences. In addition, if one or more sub-plans are established for employees of non-U.S. subsidiaries, the tax rules may be different than discussed below.

The 2026 ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and, as a result, employees who participate in the 2026 ESPP will be afforded favorable tax treatment subject to meeting certain requirements specified by the Code. In general, there are no federal income tax consequences to a participant upon the grant of the option to purchase shares under the 2026 ESPP at the beginning of an option period or upon its exercise on the exercise date at the end of an option period. Upon the disposition of shares acquired upon exercise of an option, the participant will generally be subject to tax and the nature and amount of the tax will depend on whether the employee has satisfied the statutory holding period.

If the employee holds shares acquired under the 2026 ESPP for at least two years from the grant date of his or her option and at least one year from the date he or she acquired the shares (referred to as the “statutory holding period”), any gain on the sale of the shares will be taxed as ordinary income to the extent of the lesser of (i) the amount by which the fair market value of the shares on the grant date (i.e., the first day of the option period) exceeded the exercise price for the option, or (ii) the amount by which the fair market value of the shares on the date of sale exceeds the exercise price of the option. Any additional gain or loss will be taxed as long-term capital gain or loss.

If the participant sells or otherwise disposes of the shares before the expiration of the statutory holding period, then in the year of such “disqualifying” disposition, the participant will be required to recognize ordinary income equal to the difference between the fair market value of the shares on the date of the exercise of the option and the exercise price of the option. Any additional gain or loss will be short-term or long-term capital gain or loss depending on the length of time the employee has held the shares.

The Combined Company is not entitled to any deduction with respect to the difference between the fair market value of the Combined Company common stock and the option exercise price if the participant satisfies the statutory holding period described above. If shares are sold before the statutory holding period is satisfied, the Combined Company (or, if applicable, the affiliate employer) is entitled to a tax deduction for any ordinary income recognized by the participant.

New Plan Benefits

The benefits that will be received by or allocated to eligible employees under the 2026 ESPP cannot be determined at this time because the amount of payroll deductions contributed to purchase shares of Combined Company common stock under the 2026 ESPP is entirely within the discretion of each participant (subject to the limitations discussed above).

The Merger is not conditioned upon the approval of the ESPP Proposal. However, the ESPP Proposal is conditioned on the approval of the Nasdaq Stock Issuance Proposal. Notwithstanding the approval of the ESPP Proposal, if the Nasdaq Stock Issuance Proposal is not approved, the actions contemplated by the ESPP Proposal will not be effected and the Merger will not be consummated.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the ESPP Proposal.

THE VYNE BOARD RECOMMENDS A VOTE “FOR” THE ESPP PROPOSAL.

PROPOSAL NO. 6 — THE DIRECTOR ELECTION PROPOSAL

The VYNE board of directors is divided into three classes. Each class has a staggered, three-year term. Unless the VYNE board of directors determines that vacancies (including vacancies created by increases in the number of directors) shall be filled by the stockholders, and except as otherwise provided by law, vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors. A director elected by the VYNE board of directors to fill a vacancy (including a vacancy created by an increase in the number of directors) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director’s successor is elected and qualified.

The VYNE board of directors currently consists of five seated directors, divided into the three following classes:

●	Class I directors: Elisabeth Sandoval Little and Steven Basta, whose current terms will expire at the annual meeting of stockholders to be held in 2028;
●	Class II director: Sharon Barbari, whose current term will expire at the Special Meeting; and
●	Class III directors: David Domzalski and Patrick LePore, whose current terms will expire at the annual meeting of stockholders to be held in 2027.

Upon the expiration of the term of a class of the VYNE board of directors, any director in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

VYNE’s Nominating and Corporate Governance Committee is responsible for reviewing with the VYNE board of directors on an annual basis the appropriate characteristics, skills and experience required for the VYNE board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), VYNE’s Nominating and Corporate Governance Committee, in recommending candidates for election, and the VYNE board of directors, in approving (and, in the case of vacancies, appointing) such candidates, considers a variety of factors, as discussed elsewhere in this proxy statement/prospectus. See “VYNE Directors, Officers and Corporate Governance — Committees of the Board of Directors — Nominating and Corporate Governance Committee.”

Class II Director Nominee for Election for a Three-Year Term Expiring at the 2028 Annual Meeting

Ms. Barbari has been nominated to serve as Class II director and has agreed to stand for election. Ms. Barbari, if elected, will hold office from the date of her election by the stockholders until the third subsequent annual meeting of stockholders or until his or her successor is elected and has been qualified, or until his or her earlier death, resignation or removal. Ms. Barbari is currently a director of VYNE and was previously elected by the stockholders. The following is a brief biography of Ms. Barbari and a discussion of the specific experience, qualifications, attributes or skills of Ms. Barbari that led the Nominating and Corporate Governance Committee to recommend Ms. Barbari as a nominee for director, as of the date of this proxy statement/prospectus.

Sharon Barbari has served on the VYNE board of directors since March 2020, having previously served as a director of Foamix (as defined below) from January 2019 to the closing of the Menlo Merger in 2020. From 2004 to 2017, Ms. Barbari served as Chief Financial Officer at Cytokinetics, Incorporated. From 2002 to 2004, she served as Chief Financial Officer and Senior Vice President of Finance and Administration at InterMune. From 1998 to 2002, she served in senior financial roles at Gilead Sciences, including as Chief Financial Officer. Ms. Barbari was also employed as Vice President of Strategic Planning at Foote, Cone & Belding Healthcare. She began her career at Syntex Corporation/Roche Pharmaceuticals, where she held various roles of increasing responsibility from 1972 to 1996. Ms. Barbari served on the board of directors of the publicly held company Agile Therapeutics from June 2020 until its merger with Exeltis Project, Inc., a U.S. subsidiary of Insud Pharma, S.L., in August 2024. She previously was a board member for the Association of Bioscience Finance Officers Northern California Chapter, Phytogen Life Sciences and Sonoma Pharmaceuticals. In 2017, Ms. Barbari was a recipient of the YWCA Silicon Valley Tribute to Women Awards. She received her B.S. in accounting from San Jose State University. VYNE believes Ms. Barbari is qualified to serve on the VYNE board of directors because of her financial executive and leadership roles in various biotechnology and pharmaceutical companies.

VYNE stockholders should understand, however, that if the Merger is consummated, the approval of the director nominees named in the Director Election Proposal will only have an effect until the completion of the Merger because the composition of the VYNE board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement. Following the Merger, the Combined Company’s board of directors will consist of       members designated by Yarrow, including Rebecca Frey, Mona Ashiya, Steven Hoerter, Peter Silverman and William White. All of VYNE’s current directors are expected to resign from their positions as directors of VYNE, effective as of the closing of the Merger.

The Merger is not conditioned upon the approval of the Director Election Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the Director Election Proposal. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as the VYNE board of directors may propose. Ms. Barbari has agreed to serve if elected, and management has no reason to believe that Ms. Barbari will be unable to serve.

THE VYNE BOARD RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTOR NOMINEE NAMED IN THE DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 7 — THE AUDITOR RATIFICATION PROPOSAL

General

At the VYNE Special Meeting, VYNE will ask its stockholders to ratify the appointment by the audit committee of the VYNE board of directors (the “VYNE audit committee”) of Baker Tilly US, LLP as VYNE’s independent registered public accounting firm for the fiscal year ending December 31, 2026. If the Merger is consummated, Baker Tilly US, LLP is expected to remain as the Combined Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026. Baker Tilly US, LLP has served as VYNE’s independent registered public accounting firm since 2022. Representatives of Baker Tilly are expected to be present at the VYNE Special Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither the VYNE Bylaws nor other governing documents or law require stockholder ratification of the selection of Baker Tilly as VYNE’s independent registered public accounting firm. However, the VYNE audit committee is submitting the selection of Baker Tilly to its stockholders for ratification as a matter of good corporate practice. If VYNE’s stockholders fail to ratify the selection, the VYNE audit committee will reconsider whether or not to retain Baker Tilly. Even if the selection is ratified, the VYNE audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of VYNE and its stockholders.

Principal Accountant Fees and Services

Baker Tilly US, LLP served as VYNE’s principal independent registered public accounting firm for the years ended December 31, 2025 and 2024. The following table provides information regarding fees paid by VYNE to Baker Tilly US, LLP and BTI network firms (Baker Tilly Israel) for the years ended December 31, 2025 and 2024:

	Fiscal year ended
	December 31,
(in thousands)	2025	2024
Audit fees(1)	$376	$359
Tax fees(2)	4	4
Total Fees	$380	$363
(1)

Includes professional services rendered in connection with the audit of VYNE’s annual financial statements, the review of VYNE’s interim financial statements and fees for registration statements, comfort letters and statutory audits.

(2)	Includes professional services rendered for tax compliance services.

Pre-Approval Policies and Procedures

VYNE’s audit committee’s specific responsibilities in carrying out its oversight of the quality and integrity of VYNE’s accounting, auditing and reporting practices include the approval of audit and non-audit services to be provided by the external auditor. The VYNE audit committee pre-approves all non-audit services provided to it by VYNE’s independent registered public accounting firm.

The Merger is not conditioned upon the approval of the Auditor Ratification Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the Auditor Ratification Proposal.

THE VYNE BOARD RECOMMENDS A VOTE “FOR” THE AUDITOR RATIFICATION PROPOSAL.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD

The primary purpose of the Audit Committee is to oversee our financial reporting processes on behalf of our Board. The Audit Committee’s functions are more fully described in its charter, which is available on our website at https://vynetherapeutics.com/investors-media/corporate-goverance/. Management has the primary responsibility for our financial statements and reporting processes, including our systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management VYNE’s audited financial statements as of and for the year ended December 31, 2025.

The Audit Committee has discussed with Baker Tilly, the Company’s independent registered public accounting firm for the year ended December 31, 2025, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the “PCAOB”) and the SEC. In addition, the Audit Committee discussed with Baker Tilly their independence and received from Baker Tilly the written disclosures and the letter required by applicable requirements of the PCAOB. Finally, the Audit Committee discussed with Baker Tilly, with and without management present, the scope and results of Baker Tilly’s audit of such financial statements.

Based on these reviews and discussions, the Audit Committee has recommended to our Board that such audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for filing with the SEC. The Audit Committee also has selected Baker Tilly as our independent registered public accounting firm for the fiscal year ending December 31, 2026 and is seeking ratification of such selection by the stockholders.

Audit Committee

Sharon Barbari, Chair

Steven Basta

Elisabeth Sandoval Little

The foregoing report of the Audit Committee does not constitute soliciting material and is not to be deemed filed or incorporated by reference into any filing of VYNE Therapeutics Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent VYNE Therapeutics Inc. specifically incorporates such report by reference therein.

PROPOSAL NO. 8 — THE MERGER COMPENSATION PROPOSAL

General

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, VYNE is seeking non-binding, advisory stockholder approval of certain compensation arrangements for VYNE named executive officers that are based on or otherwise relate to the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the section titled “The Merger — Interests of VYNE Directors and Executive Officers in the Merger — Golden Parachute Compensation” beginning on page 147 of this proxy statement/prospectus. At the VYNE Special Meeting, VYNE will therefore ask its stockholders to adopt the following resolution:

“RESOLVED: That certain compensation arrangements for VYNE named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the section titled “The Merger — Interests of VYNE’s Directors and Executive Officers in the Merger — Golden Parachute Compensation” in the proxy statement/prospectus, are hereby APPROVED on a non-binding, advisory basis.”

Because the vote is advisory in nature only, it will not be binding on VYNE. Accordingly, to the extent VYNE is contractually obligated to pay the compensation, the compensation will be payable to the named executive officers, subject only to the conditions applicable thereto, if the Merger is completed, regardless of the outcome of the advisory vote.

The Merger is not conditioned upon the approval of the Merger Compensation Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Merger Compensation Proposal.

THE VYNE BOARD RECOMMENDS A VOTE “FOR” THE MERGER COMPENSATION PROPOSAL.

PROPOSAL NO. 9 — THE EXECUTIVE COMPENSATION RATIFICATION PROPOSAL

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and Section 14A of the Exchange Act, VYNE’s stockholders are entitled to vote to approve, on an advisory (non-binding) basis, the compensation of the VYNE’s NEOs as disclosed in this proxy statement/ prospectus in accordance with SEC rules. This advisory (non-binding) vote is commonly referred to as a “say-on-pay” vote.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of the VYNE’s NEOs and the policies and practices described in this proxy statement/ prospectus. The compensation of the VYNE’s NEOs subject to the say-on-pay vote is disclosed in the compensation tables and the related narrative disclosures that accompany the compensation tables contained in the “VYNE Executive Compensation” section of this proxy statement/prospectus. As described in those disclosures, VYNE believes that its compensation policies and decisions are strongly aligned with VYNE’s stockholders’ interests and consistent with current market practices. The compensation of VYNE’s NEOs is designed to enable VYNE to attract and retain talented and experienced executives to lead VYNE successfully in a competitive environment.

Accordingly, the VYNE board of directors is asking VYNE’s stockholders to indicate their support for the compensation of VYNE’s NEOs as described in this proxy statement/prospectus by casting a non-binding advisory vote “FOR” the following resolution:

“RESOLVED, that the compensation paid to the Company’s NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the compensation tables and any related narrative disclosures that accompany the compensation tables in the Company’s Proxy Statement for its 2025 Annual Meeting of Stockholders, is hereby APPROVED.”

Because the vote is advisory, it is not binding on the VYNE board of directors or VYNE. Nevertheless, the views expressed by VYNE’s stockholders, whether through this vote or otherwise, are important to VYNE’s management and the VYNE board of directors and, accordingly, the VYNE board of directors and the compensation committee of the VYNE board of directors intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements.

The Merger is not conditioned upon the approval of the Executive Compensation Ratification Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Executive Compensation Ratification Proposal.

THE VYNE BOARD RECOMMENDS A VOTE “FOR” THE EXECUTIVE COMPENSATION RATIFICATION PROPOSAL.

PROPOSAL NO. 10 — THE ADJOURNMENT PROPOSAL

If VYNE fails to receive a sufficient number of votes to approve Proposal Nos. 1 and 2, VYNE may propose to adjourn the VYNE Special Meeting, for a period of not more than 60 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1 and 2. VYNE currently does not intend to propose adjournment at the VYNE Special Meeting if there are sufficient votes to approve Proposal Nos. 1 and 2.

If a quorum is not present at the VYNE Special Meeting, under the VYNE Bylaws, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the special meeting.

The Merger is not conditioned upon the approval of the Adjournment Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares “FOR” the Adjournment Proposal.

THE VYNE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL.

VYNE’S BUSINESS

Overview

VYNE is a clinical-stage biopharmaceutical company that was previously focused on developing differentiated therapies to treat inflammatory and immune-mediated conditions with high unmet need.

VYNE has exclusive worldwide rights to research, develop and commercialize products containing small molecule bromodomain and extra-terminal domain (“BET”) inhibitors for the treatment of any disease, disorder or condition in humans, which it licensed from Tay Therapeutics Ltd., formerly known as In4Derm Ltd (“Tay”). BET proteins are epigenetic enablers of transcription that regulate the expression of specific genes. Each BET protein consists of two bromodomains (“BD1” and “BD2”) and one end terminal (“ET”) domain. Through VYNE’s transaction with Tay, it obtained access to a library of new small molecule BET inhibitor compounds including those that inhibit both BD1 and BD2 (“pan-BD” BET inhibitor) and that selectively inhibit BD2 (“BD2-selective” BET inhibitor). VYNE initially focused its development efforts with these molecules on immune-mediated inflammatory diseases, which are not being targeted by current BET inhibitors in development.

In August 2025, VYNE initiated a strategic review to evaluate a range of options to maximize stockholder value, including the assessment of its internal pipeline, financing opportunities and strategic alternatives. As part of this process, VYNE evaluated opportunities for repibresib and VYN202, including as part of broader strategic alternatives. In conjunction, VYNE implemented cost reductions to extend its cash runway.

Following the strategic review, on December 17, 2025, VYNE entered into a Merger Agreement, which was amended on January 30, 2026, with Yarrow, and Merger Sub, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Yarrow, with Yarrow continuing as a wholly owned subsidiary of VYNE and the surviving corporation of the Merger. The Merger is intended to qualify for federal income tax purposes as (1) a tax-free reorganization under the provisions of Section 368(a) of the Code and/or (2) an exchange of shares of Yarrow Capital Stock for VYNE Common Stock under Section 351(a) of the Code.

Following completion of the Merger, the combined company plans to focus on advancing YB-101 (also known as GS-098), a clinical-stage, potentially first-in-class TSHR antibody for the treatment of GD and exploring a clinical development plan for the treatment of TED and does not intend to continue development of any of VYNE’s legacy product candidates. However, at this time VYNE is continuing to conduct the activities as more fully described below including an ongoing 12-week non-clinical toxicology study of VYN202 in dogs. VYNE may continue to evaluate opportunities for repibresib and VYN202, which may include a sale, license, transfer, disposition, divestiture or other monetization transaction to a third party or to a related party so long as the transaction would not result in material post-closing obligations to the Company without Yarrow’s consent. If the Merger Agreement is terminated, VYNE may pursue other strategic alternatives, including financing opportunities, or liquidation.

VYNE’s Historical Platform and Product Candidates

VYNE’s former lead program is repibresib gel (also known as VYN201), a topically administered, small molecule pan-BD BET inhibitor designed as a “soft” drug to address diseases involving multiple, diverse inflammatory cell signaling pathways while providing low systemic exposure. VYNE initiated a Phase 2b trial with repibresib gel in nonsegmental vitiligo (“NSV”) subjects in June 2024. The Phase 2b trial was a randomized, double-blind, vehicle-controlled trial evaluating the efficacy, safety and pharmacokinetics of once-daily repibresib gel in NSV subjects in three dose cohorts (1%, 2% or 3% concentrations) compared to vehicle over 24 weeks, followed by a 28-week active treatment extension with subjects on vehicle crossing over to active doses. In July 2025, VYNE announced that the trial did not meet its primary endpoint of the proportion of subjects achieving an improvement in Facial Vitiligo Area Scoring Index of at least 50% from baseline (“F-VASI50”) at week 24 compared to vehicle. Based on these data, VYNE discontinued the then ongoing extension phase of the trial and terminated the trial.

VYNE is currently developing VYN202, an oral, small molecule BD2-selective BET inhibitor. Prior studies have shown that while BD1 modulates cell-cycling and homeostatic functions, BD2 regulates gene expression of pro-inflammatory mediators in cells. VYN202 has been designed to achieve potential class- leading potency and selectivity for BD2 vs. BD1. By maximizing BD2 selectivity, VYNE believes VYN202 has the potential to be a potent oral immunomodulator option for both acute control and chronic management of immune-mediated inflammatory conditions, without the hematologic and gastrointestinal adverse effects associated with earlier generation systemic pan-BD BET inhibitors that were being developed in oncologic settings. VYNE initiated a Phase 1b trial in February 2025 in adult subjects with moderate-to-severe plaque psoriasis. The Phase 1b trial was a randomized, double-blind, placebo-controlled trial of once daily treatment with VYN202 capsules dosed for 12 weeks, to primarily evaluate the safety of VYN202 across four cohorts (0.25 mg, 0.5 mg, 1 mg doses and placebo), with secondary objectives that include pharmacokinetics and preliminary evidence of efficacy via endpoints evaluating improvements from baseline in psoriasis area and severity index (“PASI”) scores. In April 2025, the FDA verbally placed a clinical hold on VYNE’s Phase 1b trial following an observation of testicular toxicity in dogs from a non-clinical toxicology study of VYN202. In June 2025, the FDA lifted the clinical hold for two doses of VYN202 for female subjects. Further, the FDA indicated that sufficient data from a 12-week non-clinical toxicology study of VYN202 in dogs would be required in order to resume studies in male clinical subjects. The design of this toxicology study was agreed upon with the FDA. In July 2025, VYNE made the decision to unblind the clinical data from the seven subjects who were enrolled in the trial (VYN202 treated: n=6 across 0.25 mg, 0.5 mg and 1 mg doses; placebo treated: n=1). All subjects treated with VYN202 had an improvement in signs and symptoms of disease, while the subject who received placebo did not. In addition, the subjects who received VYN202 for greater than one week showed reductions in serum cytokine levels involved in the pathogenesis of plaque psoriasis, while there was no change in this biomarker level for the subject receiving placebo.

Based on this data, together with promising results for VYN202 in multiple preclinical models, VYNE terminated the Phase 1b psoriasis trial in support of continued advancement of VYN202 into other serious, immune-mediated diseases with more limited effective treatment options. In October 2025, VYNE initiated the repeat non-clinical toxicology study of VYN202 in male dogs to potentially maximize strategic optionality. The study is expected to be completed in the second half of 2026, with a final report expected in the fourth quarter of 2026.

BET Proteins: Key Epigenetic Regulators of NF-kB, an Orchestrator of Inflammation

BET proteins are epigenetic enablers of transcription that regulate the expression of specific genes. In some cases, BET proteins can activate oncogenes via BD1, thereby leading to increased cell proliferation and survival that may lead to formation of solid tumors and hematologic malignancies. BET inhibitors have the potential to downregulate the expression of such oncogenes. These observations have resulted in the generation and clinical investigation of BET inhibitors in several cancer subtypes by various pharmaceutical companies, including large pharmaceutical companies.

In addition, BET proteins can regulate the expression of a wide range of pro-inflammatory genes, primarily through the NF-kB pathway. NF-kB is a critical transcription factor in inflammation that orchestrates production of key inflammatory cytokines and activation of multiple immune cell types. The dysregulation of NF-kB pathway activation can lead to several chronic immune-mediated conditions.

BET Inhibition: A Potential Novel Mechanism for the Treatment of Immune-Mediated Conditions

Inhibition of BET proteins can prevent the continual dysregulated/hyperactivated signaling of the NF-kB pathway which occurs in many autoimmune diseases. A known family of drugs, corticosteroids, have demonstrated efficacy in treating inflammation predominantly by inhibiting the NF-kB pathway. These are a widely used class of anti-inflammatory and immunosuppressive drugs, but their therapeutic use when given systemically is limited by many endocrine and metabolic side effects mediated by other pathways that are also impacted by these agents. By inhibiting the NF-kB pathway through the specific bromodomain BD2, BET inhibition could be a novel, non-steroidal, mechanism for the treatment of immune-mediated diseases without the non-immune side effects of corticosteroids. Because most of such diseases are heterogenous and driven by multiple immune pathways, BET inhibition has the potential to address a broad range of immune-mediated diseases due to its potential impact on many of these pathways.

The diagram below depicts the role of BET proteins in gene transcription via the NF-kB pathway, and the subsequent effect of disrupting this process on expression of inflammatory cytokines.

Cytokine receptor
TCR
TLR
IKKγ
IKKα
IKKβ
NFκB
IκBα
p50
p65
Cytokine protein
cytoplasm
ER
nucleus
NFκB
BET
BD2
BD1
Acetylated
Cytokine RNA
p-TefB
histones
chromatin
RNA-polymerase II
DNA

InhiBET™ BET Inhibitor Platform

Through VYNE’s partnership with Tay, it has exclusive worldwide rights to research, develop and commercialize products containing certain BET inhibitor compounds for the treatment of any disease, disorder or condition in humans.

Repibresib — Locally Administered Pan-BD BET Inhibitor

Until July 2025, VYNE’s lead product was repibresib gel (also known as VYN201), a topically administered, small molecule pan-bromodomain (“BD”) BET inhibitor designed as a “soft” drug to address diseases involving multiple, diverse inflammatory cell signaling pathways while providing low systemic exposure. VYNE initiated a Phase 2b trial in nonsegmental vitiligo in June 2024. The trial evaluated 177 subjects (mITT population). In July 2025, VYNE announced that the trial did not meet its primary endpoint of the proportion of subjects achieving an improvement in Facial Vitiligo Area Scoring Index of at least 50% from baseline (“F-VASI50”) at week 24 compared to vehicle. Based on these data, VYNE discontinued the ongoing extension phase of the trial and terminated the trial. Repibresib gel is covered by patents providing composition of matter patent exclusivity into at least 2042 in the United States and into at least 2040 in Europe, Japan and other large global pharmaceutical markets. VYNE is seeking an external partner for continued development of repibresib gel.

VYN202 — Oral BD2-Selective BET Inhibitor

VYN202 is an oral, small molecule BD2-selective BET inhibitor that has been designed to achieve potential class-leading potency and selectivity for BD2 vs. BD1. Systemic BET inhibitors have historically targeted both BD1 and BD2 less selectively, which VYNE believes caused gastrointestinal toxicity and bone marrow suppressive effects like thrombocytopenia. By maximizing BD2 selectivity, VYNE believes VYN202 may alleviate these toxicities observed by other less BD2-selective BET inhibitors in development for oncology and have the potential to be a potent, oral immunomodulator option for both acute control and chronic management of immune-mediated conditions, where the damaging effects of unrestricted inflammatory signaling activities are common.

Phase 1b Trial

In February 2025, VYNE initiated a Phase 1b trial of VYN202 in adult subjects with moderate-to- severe plaque psoriasis. In April 2025, the FDA verbally placed a clinical hold on VYNE’s Phase 1b trial following an observation of testicular toxicity in dogs from a non-clinical toxicology study of VYN202. In June 2025, the FDA lifted the clinical hold for two doses of VYN202 for female subjects. Further, the FDA indicated that sufficient data from a 12-week non-clinical toxicology study of VYN202 in dogs would be required in order to resume studies in male clinical subjects. The design of this toxicology study was agreed upon with the FDA. There were no serious adverse events observed in subjects that were enrolled in the Phase 1b trial.

Following the clinical hold, VYNE made the decision to unblind the clinical data from the seven subjects who were enrolled in the trial (VYN202 treated: n=6 across 0.25 mg, 0.5 mg and 1 mg doses; placebo treated: n=1). All subjects treated with VYN202 had an improvement in signs and symptoms of disease, while the subject who received placebo did not. In addition, the subjects who received VYN202 for greater than one week showed reductions in serum cytokine levels involved in the pathogenesis of plaque psoriasis, while there was no change in this biomarker level for the subject receiving placebo. Two subjects who enrolled in the trial also co-presented with psoriatic arthritis. The subject on VYN202 reported improvements in joint pain and showed a corresponding reduction in serum c-reactive protein levels, a biomarker associated with psoriatic arthritis and other rheumatic diseases, while the subject on placebo showed no joint pain improvement or biomarker reduction.

Based on this data, together with promising results for VYN202 in multiple preclinical models, VYNE terminated the Phase 1b psoriasis trial in support of continued advancement of VYN202 into other serious, immune-mediated diseases with more limited effective treatment options. In October 2025, VYNE initiated the repeat non-clinical toxicology study of VYN202 in male dogs to potentially maximize strategic optionality. The study is expected to be completed in the second half of 2026, with a final report expected in the fourth quarter of 2026.

Manufacturing

VYNE has historically contracted with third-party manufacturers for all of VYNE’s required raw materials, active ingredients and finished products for VYNE’s preclinical studies and clinical trials for VYNE’s product candidates. VYNE currently has no plans to establish its own manufacturing capabilities and plans to continue to rely on third-party manufacturers for any future trials of VYNE’s product candidates.

Together with CMOs, VYNE previously developed the validation processes, methods, tests and/or controls that it believed were suitable for the manufacturing of VYNE’s product candidates and for defining their properties. Development stage quantities of any products that VYNE developed needed to be manufactured in facilities and by processes that complied with the requirements of the FDA and the regulatory agencies of other jurisdictions in which it may have sought approval. VYNE required all of VYNE’s CMOs to comply with these requirements and employed internal and external resources to manage its manufacturing contractors. In addition, the relevant manufacturers of VYNE’s product candidates for VYNE’s prior preclinical and clinical trials advised VYNE that they were compliant with both the FDA’s Good Laboratory Practices (“GLP”) and the FDA’s current Good Manufacturing Practice (“cGMP”) guidances.

Development and License Agreements

Agreements with Tay

Evaluation and Option Agreement

In April 2021, VYNE entered into an Evaluation and Option Agreement (the “Option Agreement”) with Tay. Pursuant to the Option Agreement, Tay granted it an exclusive option to obtain certain exclusive worldwide rights to research, develop and commercialize products containing Tay’s BET inhibitor compounds for the treatment of any disease, disorder or condition in humans. Pursuant to the Option Agreement, VYNE agreed to use commercially reasonable efforts to develop and manufacture a product with a pan-BD BET inhibitor as its active ingredient, and Tay agreed to provide a mutually agreed data package and select a new chemical entity development candidate from its Oral BETi Compounds. VYNE paid a $1.0 million non-refundable cash payment to Tay upon execution of the Option Agreement.

Under the terms of the Option Agreement, VYNE’s option (the “Oral Option”) with respect to the Oral BETi Compounds was to expire on June 30, 2022, but in June 2022, VYNE and Tay entered into a letter agreement to extend the option term to February 28, 2023. In February 2023, VYNE and Tay entered into an additional letter agreement pursuant to which the option term was further extended to April 30, 2023. VYNE exercised the Oral Option for VYN202 on April 28, 2023.

License for Locally Administered Pan-BD BET Inhibitor Program (Repibresib)

In August 2021, VYNE exercised its option with respect to the repibresib program and entered into a license agreement (the “Repibresib License Agreement”) granting it a worldwide, exclusive license that is sublicensable through multiple tiers to exploit certain of Tay’s pan-BD BET inhibitor compounds in all fields. VYNE has the sole responsibility for development, regulatory, marketing and commercialization activities to be conducted for the licensed products at VYNE’s sole cost and discretion. VYNE is required to use commercially reasonable efforts to develop and, if approved, commercialize such products. Pursuant to the Repibresib License Agreement, a joint development committee consisting of one representative from each party reviews the progress of the development plan for the licensed products. Pursuant to the Repibresib License Agreement, VYNE may develop a product that contains or incorporates a specific BET inhibitor, whether alone or in combination with other active ingredients, in any form, formulation, presentation, or dosage, and for any mode of administration.

VYNE made a $0.5 million cash payment to Tay in 2021 in connection with entering into the Repibresib License Agreement. Pursuant to the Repibresib License Agreement, it agreed to make cash payments to Tay upon the achievement of specified clinical development and regulatory approval milestones with respect to each licensed topical product in the United States of up to $15.75 million for all indications, of which $1.8 million has been paid or accrued through December 31, 2025. Tay is entitled to additional milestone payments upon the achievement of regulatory approvals in certain non-U.S. jurisdictions. In addition, with respect to any products VYNE commercializes under the Repibresib License Agreement, it will pay tiered royalties to Tay on net sales of such licensed products by it, VYNE’s affiliates, or sublicensees, of 5%, 7.5% and 10% based on tiered annual net sales of licensed products under the Repibresib License Agreement and the VYN202 License Agreement, subject to specified reductions. VYNE is obligated to pay royalties until the latest of (1) the tenth anniversary of the first commercial sale of the relevant licensed product, (2) the expiration of the last valid claim of the licensed patent rights covering such licensed product in such country and (3) the expiration of regulatory exclusivity for the relevant licensed product in the relevant country, on a licensed product-by-licensed product and country-by-country basis.

Pursuant to the Repibresib License Agreement, VYNE was granted a sublicense under certain intellectual property which was licensed to Tay by the University of Dundee (“Dundee”) pursuant to a certain license agreement between Tay and Dundee effective as of July 24, 2020 and amended and restated on October 8, 2021 (the “Head License”). On February 13, 2025, Tay and Dundee entered into an agreement for the termination of the Head License and assignment of such intellectual property from Dundee to Tay. Upon termination of the Head License, the Repibresib License Agreement was accordingly amended to reflect the assignment of the intellectual property to Tay upon its payment in full to Dundee. The amendment does not change any of Tay’s or VYNE’s rights or obligations under the Repibresib License Agreement, except that any obligations owed by VYNE to Dundee with respect to repibresib are now owed to Tay.

License for Selective BET Inhibitor Program (VYN202)

On April 28, 2023, VYNE exercised the Oral Option and entered into a license agreement (the “VYN202 License Agreement”) with Tay granting it a worldwide, exclusive license that is sublicensable through multiple tiers to exploit certain of Tay’s Oral BETi Compounds in all fields. VYNE has the sole responsibility for development, regulatory, marketing and commercialization activities to be conducted for the licensed products at VYNE’s sole cost and discretion, and shall use commercially reasonable efforts to develop and, if approved, commercialize such products. VYNE may sublicense VYNE’s rights to a third party without Tay’s consent. Pursuant to the VYN202 License Agreement, a joint development committee consisting of one representative from each party reviews the progress of the development plan for the licensed products.

VYNE made a cash payment of $3.75 million to Tay in connection with entering into the VYN202 License Agreement. Pursuant to the terms of the VYN202 License Agreement, it agreed to make cash payments to Tay of up to $43.75 million upon the achievement of specified clinical development and regulatory approval milestones with respect to each licensed oral product in the United States for all indications, of which $2.3 million has been paid or accrued through December 31, 2025. In August 2025, VYNE paid Tay $1,000,000 in partial satisfaction of the “Phase 2 Milestone” under the VYN202 License Agreement for the initiation of the Phase 1b trial in psoriasis and amended the VYN202 License Agreement to provide that upon initiation of a new clinical trial in a target patient population involving VYN202 for oral administration with an efficacy endpoint, regardless of the trial’s phase designation or regulatory classification, VYNE shall pay Tay the remaining $4,000,000 amount under the “Phase 2 Milestone.” All other terms of the VYN202 License Agreement were unchanged. Tay is entitled to additional milestone payments upon the achievement of regulatory approvals in certain non-U.S. jurisdictions. In addition, with respect to any products VYNE commercializes under the VYN202 License Agreement, VYNE will pay tiered royalties to Tay on net sales of such licensed products by it, VYNE’s affiliates, or sublicensees, of 5%, 7.5% and 10% based on tiered annual net sales of licensed products under the VYN202 License Agreement and the Repibresib License Agreement, subject to specified reductions. VYNE is obligated to pay royalties until the latest of (1) the tenth anniversary of the first commercial sale of the relevant licensed product, (2) the expiration of the last valid claim of the licensed patent rights covering such licensed product in such country and (3) the expiration of regulatory exclusivity for the relevant licensed product in the relevant country, on a licensed product-by-licensed product and country-by-country basis.

Intellectual Property

VYNE’s intellectual property and proprietary technology are essential to the development of VYNE’s product candidates. VYNE is committed to protecting VYNE’s intellectual property rights, core technologies and other know-how through a combination of patents, trademarks, domain names, trade dress, trade secrets, copyrights, non-disclosure and confidentiality agreements, common interest agreements to protect privileged confidential information, licenses, assignments of invention and other contractual arrangements with VYNE’s employees, scientific advisors, consultants, partners, suppliers, customers and others. These agreements and rights may, however, be breached, and VYNE may not have adequate remedies for any such breach. In addition, VYNE’s trade secrets and other proprietary and confidential information may otherwise become known or be independently discovered by competitors. To the extent that VYNE’s employees, scientific advisors, consultants, partners, or other contractors use intellectual property owned by others in their work for it, disputes may arise as to the rights in related or resulting know-how and inventions.

VYNE’s success will also depend at least in part on not infringing the proprietary rights of third parties. While VYNE is diligent in its efforts to investigate proprietary rights of third parties, no search is completely exhaustive. For example, a relevant patent or published application could escape detection because of unusual terminology or use of terminology that is still evolving in developing technological fields. Also, databases used in the searches may not be entirely complete. It is uncertain whether the issuance of any third party patent would require VYNE to alter its development strategies, alter VYNE’s processes, obtain licenses or cease certain activities. VYNE’s breach of any license agreements or failure to obtain a license to proprietary rights that it may require to develop VYNE’s current and future product candidates may have a material adverse impact on it. If third parties prepare and file patent applications in the United States that also claim technology to which VYNE has rights, it may have to participate in derivation, interference or other proceedings in the USPTO to determine derivation or priority of invention. VYNE may also have to participate in court proceedings or arbitration to defend and assert VYNE’s rights.

VYNE’s BET inhibitor patent portfolio is licensed in and/or is being developed by it and comprises or is derived from several PCT applications, various national applications and certain provisional applications.

As of December 31, 2025, VYNE’s patent portfolio in relation to VYNE’s repibresib program includes granted patents in the U.S., Europe, Eurasia, Hong Kong, Indonesia, Israel, India, Japan, Mexico, and South Africa and pending compound and composition patent applications in the U.S., China, Europe, New Zealand, Australia, Brazil, Canada, South Korea, New Zealand, and Thailand, licensed from Tay. A PCT application covering the compound, which published as WO 2020/216779, was filed nationally in more than 15 jurisdictions, including the U.S., China, Europe, Eurasia, and Japan. Subject to being granted and payments of the appropriate maintenance fees, each patent will expire in 2040, without accounting for any potential patent term adjustment in the U.S.

In addition, two provisional applications directed to various uses of repibresib are pending. Subject to the provisional application converting to a non-provisional application and these patent applications being granted and payments of the appropriate maintenance fees, each patent will expire in 2046, without accounting for any potential patent term adjustment in the U.S.

As of December 31, 2025, VYNE’s patent portfolio in relation to VYNE’s VYN202 program includes a granted patent in the United Kingdom and pending compound and composition patent applications in Australia, Brazil, Canada, China, Eurasia, Europe, Hong Kong, Indonesia, Israel, India, Japan, South Korea, Mexico, New Zealand, Thailand, U.S., and South Africa, licensed from Tay. A PCT application covering the compound, which published as WO 2023/275542, was filed nationally in more than 15 jurisdictions, including the U.S., China, Europe, Eurasia and Japan. Subject to being granted and payments of the appropriate maintenance fees, each patent will expire in 2042, without accounting for any potential patent term adjustment in the United States. Two additional compound and composition PCT applications were also filed in relation to VYN202 and VYNE’s oral BD2-selective BET inhibitor program exclusively licensed from Tay. A PCT application covering compounds and compositions related to VYN202, which published as WO 2024/138201, is pending nationally in the U.S., Europe, Australia, Brazil, Canada, China, Eurasia, United Kingdom, Indonesia, Israel, India, Japan, South Korea, Mexico, New Zealand, Thailand, and South Africa. Subject to being granted and payment of the appropriate maintenance fees, each patent will expire in 2043, without accounting for any potential patent term adjustment in the U.S. An additional PCT covering compounds and compositions related to VYN202, which published as WO 2024/018423, is pending nationally in the U.S. and Europe. Subject to being granted and payment of the appropriate maintenance fees, each patent will expire in 2043, without accounting for any potential patent term adjustment in the U.S.

One additional PCT application directed to various uses of VYN202 is pending in relation to VYN202. Subject to this PCT application being filed nationally, and the patent applications being granted and payments of the appropriate maintenance fees, the patents will expire in 2045, without accounting for any potential patent term adjustment in the U.S. In addition, six provisional applications directed to VYN202 method of use and combination therapies are pending. Subject to filing a non-provisional and the patent applications being granted and payments of the appropriate maintenance fees, this patent would expire in 2046, without accounting for any potential patent term adjustment in the United States.

Patents extend for varying periods according to the date of patent filing or grant and the legal term of patents in various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends on the type of patent, the scope of its coverage and the availability of legal remedies in the country. In most countries in which VYNE files, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent term may be shortened if a patent is terminally disclaimed over another patent or as a result of delays in patent prosecution by the patentee, and a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent or by patent term extension, which compensates a patentee for delays at the FDA. The patent term of a European patent is 20 years from its filing date; however, unlike in the United States, the European patent does not grant patent term adjustments. The European Union does have a compensation program similar to patent term extension called supplementary patent certificate that would effectively extend the duration of protection of the product for up to five years. Obtaining a patent term extension in the United States or a supplementary patent certificate in the European Union is uncertain and will depend on eligibility and satisfying rigorous criteria in each jurisdiction.

Competition

VYNE’s drug development activities face, and will continue to face, intense competition from organizations such as pharmaceutical and biotechnology companies, as well as academic and research institutions and government agencies. VYNE’s drug development activities also face, and may continue to face, governmental actions designed to promote generic drug competition and lower prices. Any product candidate that VYNE successfully develops and commercializes will compete with existing treatments, including those that may have achieved broad market acceptance, and any new treatment that may become available in the future.

Many of the companies against which VYNE is competing, or against which it may compete in the future, have significantly greater financial resources and expertise in research and development, manufacturing, and preclinical and clinical development than it does. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with VYNE in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or that may be necessary for, VYNE’s development programs.

VYNE is currently developing VYN202 for the treatment of various immune-mediated conditions, which include indications in highly competitive markets. Many companies, including large pharmaceutical companies such as AbbVie, Amgen, Bristol Myers Squibb, Johnson & Johnson, UCB, LEO Pharma, Janssen Pharmaceuticals, Roche, Eli Lilly, Pfizer and others, have approved drugs (and are developing) small molecule and biologics in these therapeutic classes. For example, VYNE’s initial proof-of-concept indication was moderate-to-severe plaque psoriasis which is a competitive market. The psoriasis market includes several approved anti-IL-17 antibody therapies, including COSENTYX, marketed by Novartis; TALTZ, marketed by Eli Lilly; SILIQ, marketed by Bausch Health; and BIMZELX, marketed by UCB SA. Other classes of injectable biologics approved for use in indications for which IL-17 therapeutics are also approved include anti-IL-12/23 and anti TNFα monoclonal antibodies marketed by AbbVie, Sun Pharmaceutical Industries and Janssen Pharmaceuticals, among others. Furthermore, the oral PDE4 inhibitor, OTEZLA, marketed by Amgen, and oral TYK2 inhibitor, SOTYKTU, marketed by Bristol Myers Squibb, are approved for the treatment of psoriasis. In addition, VYNE is aware of other oral therapeutic candidates including other TYK2 inhibitors, oral IL-17 inhibitors, and oral IL-23 inhibitors being developed by Takeda Pharmaceutical Company, Ventyx Biosciences, Eli Lilly, LEO Pharma and Johnson & Johnson, among others. Similarly, any potential alternative indications for which VYNE develops VYN202 may also be in highly competitive markets.

The commercial opportunity for VYNE’s product candidates, if approved, could be reduced or eliminated if VYNE’s competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any drug VYNE may develop. VYNE’s competitors also may obtain FDA or other regulatory approval for their product candidates more rapidly than it, which could result in VYNE’s competitors establishing a strong market position before VYNE’s product candidates are able to enter the market.

Government Regulation

VYNE’s business is subject to extensive government regulation. Regulation by governmental authorities in the United States and other jurisdictions is a significant factor in VYNE’s research and development activities.

Product approval process in the United States

Review and approval of drugs

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and implementing regulations. In general, new drug products require the submission of a New Drug Application (“NDA”) and approval thereof by the FDA prior to being marketed in the United States. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to a variety of administrative or judicial sanctions and enforcement actions brought by the FDA, the Department of Justice or other governmental entities. Possible sanctions may include the FDA’s refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties.

The process required by the FDA prior to marketing and distributing a new drug product in the United States generally involves the following:

●	completion of laboratory tests, animal studies and formulation studies in compliance with the FDA’s Good Laboratory Practice (“GLP”) or other applicable regulations;
●	submission to the FDA of an application for an IND which must become effective before human clinical trials may begin;

●	approval by an independent institutional review board (“IRB”) at each clinical site before each trial may be initiated at that site;
●	performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practice (“GCP”) requirements to establish the safety and efficacy of the proposed drug for its intended use;
●	preparation and submission to the FDA of an NDA or supplemental NDA;
●	satisfactory completion of an FDA advisory committee review, if applicable;
●	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product or components thereof are produced, to assess compliance with cGMP and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;
●	satisfactory completion of FDA audits of clinical trial sites and the sponsor’s clinical trial records to assure compliance with GCPs and the integrity of the clinical data;
●	payment of user fees and FDA review and approval of an NDA; and
●	compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (“REMS”) and the potential requirement to conduct post- approval studies.

Preclinical studies

Preclinical studies include laboratory evaluation, as well as animal studies to assess the potential safety and efficacy of the product candidate. Preclinical safety tests must be conducted in compliance with the FDA’s GLP regulations. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND which must become effective before clinical trials may be commenced.

Clinical trials in support of an NDA

Clinical trials involve the administration of an investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written trial protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin.

In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the trial at least annually. The IRB must review and approve, among other things, the trial protocol and informed consent information to be provided to trial subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website.

Clinical trials are typically conducted in three sequential phases, which, in some cases, may overlap or be combined:

●	Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.
●	Phase 2: The drug is administered to a limited patient population to identify possible short-term adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

●	Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Submission of an NDA to the FDA

The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture, control and composition of the product, are submitted to the FDA as part of an NDA requesting approval to market the product candidate for a proposed indication. Under the Prescription Drug User Fee Act (“PDUFA”) as amended, applicants are required to pay fees to the FDA for reviewing an NDA. These user fees, as well as the annual fees required for commercial manufacturing establishments and for approved products, can be substantial. Each NDA submitted to the FDA for approval is reviewed for administrative completeness and reviewability within 60 days following submission of the application. If found complete, the FDA will “file” the NDA, thus triggering a full review of the application. The FDA may refuse to file any NDA that it deems incomplete or not properly reviewable at the time of submission.

Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to certain performance goals in the review of NDAs. Most applications for standard review drug products are reviewed within ten to twelve months; most NDAs for priority review drugs are reviewed in six to eight months. The review process for both standard and priority review may be extended by FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

Before approving an NDA, the FDA may inspect the facilities at which the product is manufactured or facilities that are significantly involved in the product development and distribution process, and will not approve the product unless cGMP compliance is satisfactory at such facilities. The FDA may deny approval of a NDA if applicable statutory or regulatory criteria are not satisfied, or it may require additional testing or information, which can delay the approval process. FDA approval of any application may include many delays or may never be granted. If a product is approved, the approval will specify the indicated uses for which the product may be marketed in the United States pursuant to that NDA, may require that warning statements be included in the product labeling, may require that additional studies or trials be conducted following approval as a condition of the approval, may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a REMS, or may impose other limitations. After evaluating the NDA and all related information, including any advisory committee recommendation, if applicable, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA will issue an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or non-clinical testing in a resubmission to the NDA in order for the FDA to reconsider the application. FDA has committed to reviewing such submissions in two or six months depending on the type of information included in the resubmission. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post- approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product.

Once a product is approved, marketing the product for other indicated uses or making certain manufacturing or other changes requires FDA review and approval of a supplemental NDA or a new NDA, which may require additional clinical data and review fees. In addition, further post-marketing testing and surveillance to monitor the safety or efficacy of a product may be required. Also, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur at any time following approval. In addition, new government requirements may be established that could delay or prevent regulatory approval of VYNE’s product candidates under development.

Special FDA Expedited Review and Approval Programs

The FDA has various programs, including Fast Track designation, Breakthrough Therapy designation, Accelerated Approval, and Priority Review, which are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life-threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

Under the fast track program, the sponsor of a new product candidate may request that FDA designate the product candidate for a specific indication as a fast track drug concurrent with, or after, the filing of the IND for the product candidate. Fast track designation provides opportunities for frequent interactions with the FDA review team to expedite development and review of the product. FDA may initiate review of sections of a fast track drug’s NDA before the application is complete. This rolling review is available if the applicant provides, and FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted.

In addition, a sponsor can request breakthrough therapy designation for a drug if it is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are eligible for intensive guidance from FDA on an efficient drug development program, organizational commitment to the development and review of the product including involvement of senior managers, and, like fast track products, are also eligible for rolling review of the NDA. Both fast track and breakthrough therapy products are also eligible for accelerated approval and/or priority review, if relevant criteria are met.

Under the FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life- threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.

In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions, or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow FDA to withdraw the drug from the market on an expedited basis. All promotional materials for product candidates approved under accelerated approval regulations are subject to prior review by FDA.

Once an NDA is submitted for a product intended to treat a serious condition, the FDA may assign a priority review designation if FDA determines that the product, if approved, would provide a significant improvement in safety or effectiveness. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. Under the current PDUFA agreement, for NDAs for new molecular entities, these six- and ten- month review periods are measured from the 60-day filing date rather than the receipt date, which typically adds approximately two months to the timeline for review from the date of submission. Most products that are eligible for fast track and/or breakthrough therapy designation are also likely to be considered appropriate to request and potentially receive a priority review. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. In addition, the manufacturer of an investigational drug for a serious or life-threatening disease is required to make available, such as by posting on its website, its policy on responding to requests for expanded access. Furthermore, fast track designation, breakthrough therapy designation, accelerated approval and priority review do not change the standards for approval and may not ultimately expedite the development or approval process.

Post-approval requirements

Any drug products for which VYNE receives FDA approval will be subject to continuing regulation by the FDA. Certain requirements include, inter alia, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information on an annual basis or more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses or patient populations that are not described in the drug’s approved labeling, known as “off-label use,” and other promotional activities, such as those considered to be false or misleading. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Such enforcement may also lead to scrutiny and enforcement by other government and regulatory bodies.

Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not encourage, market or promote such off-label uses. As a result, “off-label promotion” has formed the basis for litigation under the Federal False Claims Act (“FCA”) violations of which are subject to significant civil fines and penalties. In addition, under the federal Physician Payments Sunshine Act, manufacturers of certain prescription products are required to disclose annually to the Centers for Medicare & Medicaid Services (“CMS”) payments or transfers of value made to “covered recipients” and teaching hospitals, and ownership or investment interests held by covered recipients and their immediate family members. Reportable payments and transfers of value may be direct or indirect, in cash or kind, for any reason, and are required to be disclosed even if the transfers are not related to an approved product. Failure to comply with the Physician Payments Sunshine Act could result in penalties up to $1.15 million per year.

The manufacturing of any of VYNE’s product candidates, if approved, will be required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. The FDA’s cGMP regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Discovery of problems with a product after approval may result in serious and extensive restrictions or other consequences for a product, manufacturer or holder of an approved NDA, as well as lead to potential market disruptions. These restrictions or consequences may include untitled or warning letters, recalls, suspension of a product until the FDA is assured that quality standards can be met, and continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, or Phase IV testing, as well as REMS to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of approved products.

Pediatric trials and exclusivity

Even when not pursuing a pediatric indication, under the Pediatric Research Equity Act of 2003, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit pediatric trial plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric trials the applicant plans to conduct, including trial objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in the Food and Drug Administration Safety and Innovation Act.

Separately, in the event the FDA makes a written request for pediatric data relating to a drug product, an NDA sponsor who submits such data may be entitled to pediatric exclusivity. Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional 6 months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity.

Patent term restoration and extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, generally referred to as the “Hatch-Waxman Act,” which permits an extension of the term of a patent for up to five years to compensate patent holders for marketing time lost while developing the product and awaiting government approval during the FDA regulatory review. The basis for the patent extension is the regulatory review period, which is basically composed of two parts, a testing phase and an approval phase, less a reduction, if any, in either part for a period time where there was a finding of lack of due diligence. The restoration period granted can be up to one-half the time between the effective date of an IND and the submission date of an NDA (testing phase), plus the time between the submission date of an NDA and the ultimate approval date (approval phase). Patent term extension cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product may be extended, and the application for the extension must be submitted prior to the expiration of the patent in question and within 60 days of FDA approval. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals and the scope of the extended patent is limited to the approved drug. The USPTO reviews and approves the application for any patent term extension in consultation with the FDA. The term of a patent which claims a human drug product, a method of using the product, or a method of manufacturing the product may potentially be extended if it satisfies the various conditions including that it is the first permitted commercial marketing or use of the drug.

Review and approval of drug products outside the United States

In addition to regulations in the United States, VYNE is subject to a variety of foreign regulations governing manufacturing, clinical trials, commercial sales and distribution of VYNE’s future products. Whether or not VYNE obtains FDA approval for a product candidate, it must obtain approval by the comparable regulatory authorities of foreign countries before commencing clinical trials or marketing in those countries. The approval process varies from country to country and can be subject to uncertainties, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Regulation in the European Economic Area

In the European Economic Area (“EEA”) which is composed of the Member States of the European Union plus Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization (“MA”).

There are two types of MAs:

●	The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use (“CHMP”) of the European Medicines Agency (“EMA”) and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products and medicinal products that contain a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto- immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. Under the Centralized Procedure the maximum timeframe for the evaluation of a marketing authorization application (“MAA”) is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when the authorization of a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. Under the accelerated procedure the standard 210 days review period is reduced to 150 days.
●	National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any

Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Prior to obtaining an MA in the EEA, applicants have to demonstrate compliance with all measures included in a Pediatric Investigation Plan (“PIP”) approved by the EEA regulatory agency, covering all subsets of the pediatric population, unless the EEA regulatory agency has granted (1) a product-specific waiver, (2) a class waiver or (3) a deferral for one or more of the measures included in the PIP.

In the EEA, upon receiving a MA, new chemical entities generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents regulatory authorities in the EEA from referencing the innovator’s data to assess a generic application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic product can be marketed until the expiration of the market exclusivity. However, there is no guarantee that a product will be considered by the EEA regulatory agencies to be a new chemical entity, and products may not qualify for data exclusivity.

Pharmaceutical coverage, pricing and reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product and any product candidates for which VYNE obtains regulatory approval. In the United States and other markets, sales of any product, and any product candidates for which VYNE receives regulatory approval for commercial sale, will depend in part on the availability of coverage and adequate reimbursement from third party payors. Third party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication.

Third party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. A payor may not consider a product to be medically necessary or cost-effective. Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved, or that other payors will similarly provide similar coverage for the product. Adequate third-party reimbursement may not be available to enable VYNE to maintain price levels sufficient to realize an appropriate return on its investment in product development.

Further, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices, including several recent U.S. Congressional inquiries and federal and state legislation designed to, among other things, increase drug pricing transparency, expedite generic competition, review relationships between pricing and manufacturer patient assistance programs, and reform government program drug reimbursement methodologies. The U.S. Department of Health and Human Services (“HHS”) imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. In addition, HHS has been empowered to negotiate the price to negotiate the price of certain single-source drugs that have been on the market for at least 7 years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis.

CMS administers the Medicaid drug rebate program, in which pharmaceutical manufacturers pay quarterly rebates to each state Medicaid agency. Generally, for branded prescription drugs marketed under NDAs, manufacturers are required to rebate the greater of 23.1% of the average manufacturer price or the difference between such price and the best price during a specified period (subject to inflation). An additional rebate for products marketed under NDAs is payable if the average manufacturer price increases at a rate higher than inflation, and other methodologies apply to new formulations of existing drugs. In addition, the ACA revised certain definitions used for purposes of calculating the rebates, including the definition of “average manufacturer price.” Various state Medicaid programs have implemented voluntary supplemental drug rebate programs that may provide states with additional manufacturer rebates in exchange for preferred status on a state’s formulary or for patient populations that are not included in the traditional Medicaid drug benefit coverage.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies or trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, and particularly on prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Healthcare Reform

In March 2010, the then President of the United States signed one of the most significant healthcare reform measures in decades, the Patient Protection and Affordable Care Act (“ACA”). The ACA substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the pharmaceutical industry. This comprehensive legislative overhaul was expected to extend coverage to approximately 36 million previously uninsured Americans. The ACA also requires the pharmaceutical industry to share in the costs of reform by increasing Medicaid rebates and expanding Medicaid rebates to cover Medicaid managed care programs, among other things. The ACA also includes funding of pharmaceutical costs for Medicare patients in excess of the prescription drug coverage limit and below the catastrophic coverage threshold.

There have been executive, judicial, Congressional, and political challenges and amendments to certain aspects of the ACA. For example, on July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies. It is possible that there will be additional health reform measures. It is unclear how any such challenges, if any, and other efforts to modify, repeal and replace the ACA will impact the ACA.

The current administration is pursuing policies to reduce regulations and expenditures across government agencies including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for VYNE’s business. For example, the current administration has announced agreements with pharmaceutical companies that require the drug manufacturers to offer, through a direct to consumer platform, U.S. patients and Medicaid programs prescription drug Most- Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by improving upon the Medicare Drug Price Negotiation Program and establishing Most-Favored Nation pricing for pharmaceutical products; (3) imposing tariffs on imported pharmaceutical products; and (4) as part of the Make America Healthy Again (“MAHA”) Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, the U.S. Supreme Court’s Loper Bright decision greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting VYNE’s operations. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program created under the IRA.

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs. VYNE anticipates that these and other healthcare reform efforts will continue to result in additional downward pressure on drug pricing, particularly in light of recent U.S. Presidential and Congressional elections. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors.

Healthcare Laws

Healthcare providers, physicians and third party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with healthcare providers, third party payors and other customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

●	the federal healthcare Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare or Medicaid. The term “remuneration” has been broadly interpreted to include anything of value, including cash, improper discounts, and free or reduced price items and services. The intent standard under the federal Anti-Kickback Statute was amended by ACA to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Moreover, under the ACA, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil FCA. Additionally, many states have similar laws that apply to their state health care programs as well as private payors. Violations of the federal or state anti-kickback laws can result in exclusion from federal and state health care programs and substantial civil and criminal penalties;
●	the federal civil and criminal false claims laws and civil monetary penalties laws, including the federal FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment from Medicare, Medicaid or other federal healthcare programs, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. Even where pharmaceutical companies do not submit claims directly to payors, they can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers, promoting a product off-label, marketing products of sub-standard quality, or paying a kickback that results in a claim for items or services. In addition, activities relating to the reporting of wholesaler or estimated retail prices for pharmaceutical products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for such products, and the sale and marketing of such products, are subject to scrutiny under this law. Private individuals or whistleblowers can bring FCA “qui tam” actions on behalf of the government and may share in amounts recovered. Proof of intent to deceive is not required to establish liability under the civil False Claims Act;
●	the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) imposes criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program, including any third party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statements or representations, or making false statements relating to healthcare benefits, items, or services. Similar to the federal Anti- Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”) and their implementing regulations, which imposes privacy, security, transmission and breach reporting obligations, including mandatory contractual terms, with respect to individually identifiable health information including Protected Heath Information (“PHI”), upon “covered entities” subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, and their respective business associates and covered subcontractors that perform services on their behalf that involve individually identifiable health information, including PHI. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. Other federal and state laws, such as the Federal Trade Commission Act, also impose requirements with respect to individuals’ personal information;
●	the federal Physician Payments Sunshine Act requires certain manufacturers of prescription drugs, devices and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to annually report to CMS information related to payments and other transfers of value to physicians, dentists, optometrists, podiatrists, chiropractors, certain other healthcare professionals (such as nurse practitioners and physicians assistants), and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members. In addition, Section 6004 of the ACA requires annual reporting of information about drug samples that manufacturers and authorized distributors provide to physicians; and
●	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply more broadly than their U.S. federal analogues, such as to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers; state laws that require drug companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; state laws that require drug manufacturers to report information related to drug pricing or payments and other transfers of value to healthcare providers or marketing expenditures and pricing information; data privacy and security laws and regulations in foreign jurisdictions that may be more stringent than those in the United States (such as the European Union, which adopted the General Data Protection Regulation (“GDPR”) which became effective in May 2018); state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and state laws related to insurance fraud in the case of claims involving private insurers.

If VYNE’s operations are found to be in violation of any of the healthcare laws or regulations described above or any other healthcare regulations that apply to it, VYNE may be subject to significant penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, additional reporting obligations and oversight if VYNE becomes subject to a corporate integrity agreement or consent decree, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of VYNE’s operations, any of which could adversely affect VYNE’s ability to operate VYNE’s business and pursue VYNE’s strategy.

Environmental, Health and Safety Matters

VYNE is subject to extensive environmental, health and safety laws and regulations in a number of jurisdictions governing, among other things, (i) the use, storage, registration, handling, emission and disposal of chemicals, waste materials and sewage; and (ii) chemical, air, water and ground contamination, air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to VYNE’s failure to properly dispose of chemicals, waste materials and sewage.

These laws, regulations and permits could potentially require the expenditure by VYNE of significant amounts for compliance or remediation. If VYNE fails to comply with such laws, regulations or permits, it may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue VYNE’s business activities. In addition, VYNE may be required to pay damages or civil judgments in respect of third party claims, including those relating to personal injury (including exposure to hazardous substances VYNE uses, stores, handles, transports, manufactures or disposes of), property damage or contribution claims. Some environmental, health and safety laws allow for strict, joint and several liability for remediation costs, regardless of comparative fault. VYNE may be identified as a responsible party under such laws. Such developments could have a material adverse effect on VYNE’s business, financial condition and results of operations.

In addition, laws and regulations relating to environmental, health and safety matters are often subject to change. In the event of any changes or new laws or regulations, VYNE could be subject to new compliance measures or to penalties for activities which were previously permitted.

The operations of VYNE’s subcontractors and suppliers are also subject to various laws and regulations relating to environmental, health and safety matters, and their failure to comply with such laws and regulations could have a material adverse effect on VYNE’s business and reputation, result in an interruption or delay in the development or manufacture of VYNE’s product candidates, or increase the costs for the development or manufacture of VYNE’s product candidates.

Human Capital Resources

As of April 17, 2026, VYNE had a total of eight full-time employees. All of VYNE’s employees are located in the United States. From time to time, VYNE also retains independent contractors and consultants to support VYNE’s organization. VYNE believes that its internal R&D capabilities coupled with its third-party R&D consultants are sufficient to execute its clinical development strategy in a cost-effective manner. None of VYNE’s employees are represented by a labor union, and VYNE considers its employee relations to be good.

Attracting, retaining and developing employees from a wide range of backgrounds to support VYNE’s research, development and clinical activities is an integral part of VYNE’s human capital strategy and VYNE believes it offers competitive compensation (including salary, incentive bonus, and equity) and benefits packages.

Corporate Information

VYNE was incorporated in October 2011 as a Delaware corporation under the name Tigercat Pharma, Inc. VYNE changed its name to VYNE Therapeutics Inc. in September 2020, following the merger between Foamix Pharmaceuticals Ltd. (“Foamix”) and Menlo Therapeutics Inc. (VYNE’s predecessor company) (“Menlo”) in March 2020. VYNE’s principal executive offices were previously located in Bridgewater, NJ. Since November 1, 2025, VYNE has been operating on a fully remote model.

Available Information

VYNE’s website is www.vynetherapeutics.com. VYNE may use its website to comply with disclosure obligations under Regulation FD. Therefore, investors should monitor VYNE’s website in addition to following its press releases, filings with the SEC, public conference calls, and webcasts. The contents of VYNE’s website are not intended to be incorporated by reference into this proxy statement/prospectus or in any other report or document it files with the SEC, and any references to its websites are intended to be inactive textual references only.

VYNE’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are available free of charge through its website as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission, or SEC. Additionally, the SEC maintains an internet site that contains reports, proxy and information statements and other information. The address of the SEC’s website is www.sec.gov.

YARROW’S BUSINESS

Overview

Yarrow is a clinical-stage biopharmaceutical company focused on developing novel biotherapeutics to treat autoimmune diseases affecting the thyroid. Yarrow’s lead product candidate, YB-101 (also known as GenSci098), is a humanized, monoclonal antibody targeting the thyroid stimulating hormone receptor (“TSHR”), which Yarrow plans to develop for the treatment of Graves’ disease (“GD”) and potentially thyroid eye disease (“TED”). Both GD and TED are serious and poorly treated autoimmune diseases in which autoantibodies against TSHR attack and overstimulate the receptor, leading to a wide spectrum of thyroidal and extra-thyroidal clinical sequelae.

YB-101 was designed to selectively bind to TSHR and block autoantibody-induced receptor activation, thereby directly inhibiting the pathogenic activity of thyroid-stimulating autoantibodies that drive disease progression in GD and TED as well as the biological pathway responsible for hyperthyroidism and orbitopathy. Yarrow believes that this novel and targeted approach represents a potential breakthrough for patients with GD and TED and has the potential to address an important unmet need for therapies with differentiated risk-benefit profiles.

YB-101

In December 2025, Yarrow in-licensed from Changchun Genescience Pharmaceutical Company, Ltd. (“GenSci”) the exclusive rights to develop YB-101 for the treatment of GD and TED outside of China. Yarrow’s development strategy is to advance YB-101 in GD and explore a clinical development plan for TED with the goal of becoming the first company to commercialize an anti-TSHR antibody in the United States and other territories outside of China. YB-101 is currently being evaluated by GenSci in an ongoing Phase 1 single ascending dose (“SAD”) and multiple ascending dose (“MAD”) trial in patients with TED in China. Yarrow submitted the GenSci SAD clinical data to the U.S. Food and Drug Administration (“FDA”) as part of a new IND to support the initiation of a GD trial by Yarrow in the United States, which was cleared by the FDA in March 2026. In addition, third-party clinical data from two SAD trials of another anti-TSHR antibody, K1-70, further support the therapeutic potential of targeting TSHR in patients with GD and TED. Yarrow expects to initiate a combined Phase 2a/Phase 2b trial of YB-101 in patients with GD in the first half of 2026.

Graves’ disease and thyroid eye disease

Both GD and TED are chronic in nature, although they can exhibit a relapsing-remitting pattern. GD typically presents in middle age and affects women more frequently than men. GD is characterized by both local thyroid effects and extra-thyroidal effects. There have been no new drugs approved for GD in the United States since 1950. Initial treatment for GD typically consists of oral anti-thyroid drugs (“ATDs”), which are associated with significant side effects (including, but not limited to, agranulocytosis, hepatotoxicity, aplastic anemia, thrombocytopenia, and vasculitis) and are not effective or tolerated in all patients. The second-line treatment for GD consists of either radioactive iodine treatment or thyroidectomy, both of which result in permanent loss of thyroid function. As a result, considering the significant toxicities associated with ATDs and the permanent loss of thyroid function associated with ablative second-line treatments, there is a significant need for a targeted therapeutic treatment that can safely and effectively treat GD while preserving the thyroid.

TED is a serious, chronic and debilitating condition that represents an extra-thyroidal manifestation of GD. TED is characterized by inflammation within the orbit of the eye, which may result in proptosis (eye bulging), pain, redness, swelling, diplopia (double vision), and, in severe cases, vision loss. Current treatment options for TED are limited. Initial therapy often includes systemic glucocorticoids, which may provide temporary benefit but are associated with significant side effects and relapse risk. Only one therapy has been approved for TED in recent years, TEPEZZA® (teprotumumab-trbw), which is also associated with certain safety risks, including those related to hyperglycemia and hearing impairment including hearing loss. As a result, there remains a significant unmet medical need for targeted therapies that can effectively treat TED with an improved safety and tolerability profile compared to the current standard of care.

Yarrow estimates that the initial U.S. addressable population for YB-101 consists of both newly diagnosed GD patients who have received ATD therapy for at least three months and existing GD patients currently maintained on ATDs. GD affects nearly 1% of the U.S. population, with annual incidence estimated at approximately 20 to 40 cases per 100,000 persons. Published U.S. treatment-pattern data indicate that ATDs are the most common first-line therapy. Assuming patients become eligible after three months of ATD therapy within the standard 12-to-18-month treatment period, Yarrow estimates an annual incident eligible population of approximately 34,000 to 68,000 patients and a prevalent eligible population of approximately 1,000,000 patients in the United States.

Prescription data indicate that approximately 1.3 million prescriptions for methimazole, the most commonly used ATD, are written annually in the United States, further illustrating the size of the treated population. In addition, U.S. studies suggest that approximately up to 30% of patients with GD progress to ablative therapies, such as radioactive iodine treatment or surgery, following first-line ATD treatment, and such patients may represent an additional population that could be treated with YB-101 as an alternative to receiving ablative therapy.

There may also be additional opportunity in patients with moderate-to-severe active TED. Moderate-to-severe active TED is estimated to have an annual incidence of approximately 4 to 8 cases per 100,000 persons, corresponding to approximately 11,000 to 22,000 new cases per year in the United States. Among moderate-to-severe TED patients who are treated with TEPEZZA® (teprotumumab-trbw), approximately 40% experience relapse, underscoring that this population has a significant unmet need for new treatment options.

Yarrow believes YB-101, as an anti-TSHR antibody treatment, has the potential to be a safer, more targeted and more convenient treatment option for patients suffering from GD and TED, compared to existing and investigational therapies, and may allow patients to achieve rapid disease control without requiring ablative treatments that result in permanent loss of thyroid function.

Yarrow’s history and team

Yarrow was founded in October 2025 and is backed by leading healthcare investor RTW Investments, LP. (“RTW”). To support Yarrow’s development strategy, Yarrow has assembled a deeply experienced management team which has collectively advanced multiple biotherapeutic products through clinical development and successful global regulatory approval.

In support of the Merger, a syndicate of industry-leading healthcare investors led by RTW, with participation from OrbiMed, Janus Henderson Investors, venBio Partners, Logos Capital, LifeSci Venture Partners and Perceptive Advisors, has committed to pre-closing equity financings in Yarrow totaling approximately $200.0 million in cash proceeds.

Yarrow’s strategy

Yarrow’s goal is to develop a potential first-in-class anti-TSHR antibody for the treatment of GD and potentially TED in the United States and other territories outside of China. Yarrow’s strategy to achieve this is as follows:

●	Rapidly advance YB-101 into clinical development for GD outside of China. TSHR is a validated biological target for GD. Yarrow’s anti-TSHR antibody, YB-101, represents an opportunity to bring a TSHR-targeted biologic treatment for GD to market. Yarrow plans to conduct multiple clinical trials of YB-101 to evaluate the safety and efficacy of YB-101 in patients with GD outside of China and has received GD IND clearance from the FDA in March of 2026.
●	Pursue the fastest pathway to registration in GD. The available body of clinical data of YB-101 supports initiation by Yarrow of a Phase 2 clinical trial in GD outside of China. In March 2026, Yarrow received IND clearance from the FDA to initiate a Phase 2 trial in GD in the United States. This trial will be a combined two-part Phase 2a (Part 1) and Phase 2b dose-range-finding (Part 2) clinical trial of YB-101 versus placebo in adult patients with GD who are well-controlled with ATDs. Patients will be required to have normal free triiodothyronine (“FT3”) and free thyroxine (“FT4”) levels at screening and may have either normal or suppressed thyroid stimulating hormone (“TSH”) levels at screening. In the Phase 2a portion of the trial, multiple doses of YB-101 versus placebo will be evaluated in four cohorts of eight patients each. Part 1 will evaluate the safety, pharmacokinetics (“PK”), pharmacodynamics (“PD”) and efficacy of multiple YB-101 dosing regimens in order to select dose regimens for the Phase 2b portion. Patients enrolled in the Phase 2b portion of the trial will enroll in an open-label extension, which will collect longer-term safety and efficacy data of YB-101. In parallel to this GD trial, Yarrow plans to apply for Fast Track Designation with the FDA, although there can be no assurance that such status will be granted.

These approaches are intended to shorten the time to registration by leveraging streamlined development strategies and regulatory flexibility programs for investigational products that address significant unmet medical needs. It is important to note that Fast Track Designation, if granted, does not guarantee a faster development process, review or approval as compared to the conventional FDA approval process. Following Phase 2 development, Yarrow expects to work closely with regulators in the United States and other territories outside of China to determine the most expeditious pathway to registration for YB-101.

●	Leverage ongoing YB-101 development in TED in China. Yarrow’s licensing partner GenSci is currently conducting a Phase 1 SAD and MAD trial of YB-101 versus placebo in adult patients with active TED in China. Patients enrolled in this trial have underlying GD with moderate to severe active TED. Yarrow has submitted clinical data from the SAD portion of this trial to the FDA as part of the IND submission to initiate a GD trial in the United States. In March 2026, Yarrow received IND clearance from the FDA to initiate a Phase 2a/2b GD trial. After complete and unblinded MAD data are available from the TED trial, Yarrow intends to explore a clinical development plan for YB-101 in patients with active TED outside of China; however, there can be no assurance that the clinical data being generated by GenSci in China will be accepted by the FDA or comparable foreign regulatory authorities for purposes of supporting regulatory approval of YB-101 for TED outside of China. If such data are not accepted, Yarrow may be required to conduct one or more additional clinical trials prior to seeking regulatory approval, which would result in additional costs and delays.
●	Build a deeply experienced team of clinical drug developers. Yarrow has recruited and plans to continue to recruit seasoned executives and managers who have proven track records in successfully developing novel biologic drugs for immune diseases across the globe.

YB-101, a product candidate for the treatment of GD and TED

GD background

GD is a chronic autoimmune disease in which antibodies target TSHR, a receptor expressed in the thyroid as well as in other cells, including adipocytes and fibroblasts. GD affects approximately one percent of the U.S. population. GD typically presents in middle age, affects women more frequently than men, and may follow a relapsing-remitting disease course. It is possible, although less common, to diagnose GD in children, adolescents or older adults.

GD is characterized by both local thyroid effects and extra-thyroidal effects. Local thyroidal effects may include diffuse thyroid enlargement (goiter) and increased vascularity of the thyroid, while extra-thyroidal manifestations may include eye involvement and a wide range of both immune-mediated and hormone- mediated effects. These include tremor, anxiety, gastrointestinal changes, reproductive function disturbances, TED, atrial fibrillation (due to excess thyroid hormone effects on cardiac tissue), hyperhidrosis, osteopenia and dermopathy. Patients with GD also face an increased risk of thyroid cancer and increased all-cause mortality risk.

Current treatment options for GD

Initial treatment for GD typically consists of oral ATDs, which are associated with significant side effects (including, but not limited to, agranulocytosis, hepatotoxicity, aplastic anemia, thrombocytopenia, and vasculitis) and are not effective or tolerated in all patients. Patients who cannot be adequately treated with ATDs have no other approved pharmacologic alternatives. The second-line treatment for GD consists of either radioactive iodine treatment or thyroidectomy, both of which result in permanent loss of thyroid function. Considering the limited treatment options and their associated risks, there is a significant need for a targeted therapeutic treatment that can safely and effectively treat GD while preserving the thyroid.

Evaluation of GD therapies in clinical trials

In clinical trials of product candidates for the treatment of GD, outcome measures include thyroid hormone levels as well as utilization of ATDs. Specifically, levels of FT3, FT4 and TSH are measured and considered to be relevant biomarkers for GD. In patients who have hyperthyroidism due to GD, FT3 and FT4 are typically elevated (above normal range or high normal range), while TSH is typically suppressed (below lower limit of normal). Normalization of all three biomarkers is classified as achieving euthyroid status, which can be evaluated as a composite endpoint. Reduction or discontinuation of ATDs can be another measure of efficacy either alone or included in a composite endpoint, along with euthyroid status. The incidence of TED and the time to onset of TED may also be evaluated as an exploratory endpoint in patients with GD.

TED background

TED is a serious, chronic and debilitating condition that represents an extra-thyroidal manifestation of GD. TED is characterized by inflammation within the orbit of the eye, which may result in proptosis (eye bulging), pain, redness, swelling, diplopia (double vision), and, in severe cases, vision loss. Studies indicate that approximately forty percent or more of patients with GD develop TED during the course of their disease.

TED may follow a relapsing-remitting course and can cause substantial functional impairment and reduced quality of life. Patients with poorly controlled GD, elevated thyroid autoantibody levels, or a history of smoking are at increased risk of developing TED and of experiencing more severe disease manifestations. TED can be characterized as either active or chronic. In the active phase, patients experience significant inflammation in the orbital area. Active TED can persist for months to years. In the chronic phase, patients progress to a fibrotic state, which is caused by persistent inflammation and associated fibrotic changes in the orbital tissue. Fibrosis can cause the eye tissue to become stiff, and patients can experience more problematic lid retraction. Patients with chronic TED may require surgical intervention.

Current treatment options for TED

Current treatment options for TED are limited. Initial therapy often includes systemic glucocorticoids, which may provide temporary benefit but are associated with significant side effects and relapse risk.

TEPEZZA, a humanized monoclonal antibody targeting IGF-1R, is approved in the United States for the treatment of TED and has demonstrated clinical efficacy; however, its use is associated with potentially serious adverse effects, including hearing impairment, hearing loss and hyperglycemia, which may lead to treatment discontinuation. There are other third-party product candidates in development for the treatment of TED, although none have been approved by the FDA to date. In addition, radioactive iodine therapy, a second-line treatment for GD, is generally contraindicated in patients with TED due to the risk of disease exacerbation. As a result, there remains a significant unmet medical need for targeted therapies that can effectively treat TED with an improved safety and tolerability profile compared to the current standard of care.

Evaluation of TED in clinical trials

Clinical trials in TED measure validated outcomes specifically associated with the manifestations of TED in the eye, mainly proptosis and clinical activity score (“CAS”). Proptosis is the degree of eye bulging and is measured by a trained ophthalmologist using a standardized measurement tool and method (exophthalmometry) or calculated using orbital magnetic resonance imaging. CAS measures orbital inflammation using a point scale across seven clinical signs of inflammation (orbital pain, pain with eye movement, eyelid erythema, conjunctival redness, eyelid swelling, conjunctival edema and inflammation of caruncle) with each item scored as 0 or 1 point. A CAS score of less than three is considered less active disease whereas a CAS score of three or greater is considered active disease. Changes in proptosis and CAS over time can be used to assess efficacy of a therapeutic agent.

TSHR as an emerging target for the treatment of GD and TED

Yarrow believes that TSHR is an optimal target for the treatment of GD and TED given that TSHR is the single common target of all autoantibodies in GD and TED. TSHR is a membrane-associated G-protein-coupled receptor expressed in high levels on thyroid follicular cells and low levels on orbital fibroblasts, dermal fibroblasts and adipose tissue. TSHR possesses a large extracellular domain which binds its natural ligand, TSH as well as autoantibodies (Figure 1) and exogenous antibodies such as YB-101 (Figure 2). Normal binding of TSH at TSHR promotes thyroid hormone synthesis, namely, T3 (an active thyroid hormone) and T4 (a precursor thyroid hormone that is converted to T3), as well as stimulating production of thyroglobulin and thyroid peroxidase.

Thyroid cell
Stimulating autoantibodies
Intracellular
TSHR
Extracellular
Thyroid hormone over-production
Graves' Disease
Orbital fibroblast
TSHR
IGF1-R
Production of cytokines & hyaluronic acid
Differentiation into adipocytes and myofibroblasts
Thyroid Eye Disease

Figure 1. Autoantibody over-stimulation of TSHR in tissues affected by GD and TED

In the context of autoantibody formation, TSHR also functions as an autoantigen. GD and TED are immune diseases in which autoantibodies to the TSHR cause excessive stimulation and dysregulation of thyroid hormones. Both diseases are polyclonal, meaning that patients develop a variety of autoantibody clones that target TSHR, of which some or all will exert stimulatory function. Stimulatory autoantibodies are the main drivers of GD and TED from an immunobiology perspective.

Despite the polyclonal nature of autoantibodies to TSHR, all anti-TSHR autoantibodies bind to the same TSHR. By occupying TSHR with a therapeutic antibody, it is possible to inhibit the actions of multiple autoantibody clones. A highly specific and potent therapeutic antibody may successfully out- compete autoantibodies for binding to TSHR (Figure 2). This approach directly disrupts the disease process while preserving thyroid tissue. Furthermore, other third-party anti-TSHR antibodies have been shown to have a rapid onset of action and to achieve potent activity with low doses as compared to therapeutic antibodies that target more abundant proteins such as autoantibodies.

Thyroid cell
Orbital fibroblast
Stimulating autoantibodies
YB-101
Blocks autoantibody binding and over-stimulation
Intracellular
Extracellular
TSHR
TSHR
IGF1-R
Inhibition of thyroid hormone over-production
Inhibition of production of cytokines & hyaluronic acid
Inhibition of differentiation into adipocytes and myofibroblasts
Reversal of hyperthyroidism
Improvement in proptosis

Figure 2. YB-101 blockade of autoantibody binding to TSHR in tissues affected by GD and TED

This common effector site makes TSHR a rational target for therapeutic intervention to disrupt the disease process. The biology of TSHR in GD and TED has been well characterized and third-party clinical studies of anti-TSHR antibodies in patients with GD and TED have illustrated the potential value of inhibiting this receptor for therapeutic benefit. Based on currently available third-party clinical data, the risk associated with TSHR inhibition appears to be possibly limited to hypothyroidism, which can be effectively treated with thyroid replacement therapy, specifically levothyroxine, which is a safe and effective intervention to normalize thyroid levels. Significant off-tissue adverse effects have not been observed in third-party clinical studies of anti-TSHR antibodies to date.

Limitations of current treatment options

Current treatment options for GD and TED have significant limitations. GD has historically been treated with small molecule ATDs, such as methimazole and propylthiouracil, which reduce thyroid hormone synthesis but do not directly address the underlying autoimmune mechanism driving disease. ATDs are associated with serious toxicities such as agranulocytosis, hepatotoxicity, aplastic anemia, thrombocytopenia, and vasculitis. There are currently no approved targeted biologics to treat GD. Several ongoing clinical development programs are evaluating the safety and efficacy of biologic modalities that target removal of GD autoantibodies. These modalities include anti-FcRn antibodies, which nonspecifically degrade immunoglobulins, and degraders that specifically target certain subtypes of immunoglobulins. These approaches are administered either intravenously or via subcutaneous injection on a weekly basis. Targeting circulating autoantibodies may involve engagement of a larger and more dynamic target pool compared to targeting the TSH receptor, which is primarily cell-surface localized. As a result, higher or sustained levels of therapeutic exposure of autoantibody degraders may be required to achieve meaningful target engagement, and this may translate to a higher dosing burden as compared to anti-TSHR antibodies. Previous third-party studies of investigational anti-FcRn antibodies have shown limited clinical benefit in patients with TED. To date, clinical data with these modalities in GD remains limited, and none have been approved for the treatment of GD.

Similarly, treatment options for TED have historically focused on systemic glucocorticoids to reduce inflammation caused by autoimmune activity in the eye, which may provide temporary benefit but are associated with significant side effects and relapse risk.

More recently, TEPEZZA became the first targeted biologic therapy approved for the treatment of TED. TEPEZZA inhibits IGF-1R, which is a receptor expressed in the eye and other tissues and has been shown to indirectly modulate TSHR overstimulation and improve signs and symptoms of TED. However, IGF-1R is widely expressed across multiple tissues, and TEPEZZA treatment has been associated with safety risks, including hearing impairment, hearing loss and hyperglycemia, which may limit its use in certain patients.

Yarrow’s solution: YB-101, an anti-TSHR antibody for the treatment of GD and TED

Yarrow’s lead product candidate, YB-101 (also known as GenSci098), is a humanized, recombinant IgG4 monoclonal antibody expressed in Chinese hamster ovary cells that targets TSHR. In December 2025, Yarrow in-licensed from GenSci the exclusive rights to develop YB-101 for the treatment of GD and TED outside of China. IgG4 was selected for the engineering of YB-101 due to its lack of Fc-mediated effector function, which is important to prevent immune-mediated destruction of thyroid cells, therefore preserving thyroid tissue.

YB-101 binds specifically to TSHR and inhibits autoantibody-mediated receptor over-stimulation, which is fundamental to the pathogenesis of both GD and TED. By binding selectively to the TSHR and blocking autoantibody-induced receptor activation, YB-101 directly inhibits the biological pathway responsible for hyperthyroidism and orbitopathy. Third-party clinical data from two SAD trials of another anti-TSHR antibody, K1-70, support the therapeutic potential of targeting TSHR in patients with GD and TED. Yarrow believes that this novel and targeted approach represents a potential breakthrough for patients with GD and TED.

In addition, in Phase 1 trials conducted by GenSci, YB-101 is currently being evaluated at projected dose levels of less than 300 milligrams and is administered subcutaneously at intervals of every eight weeks, which Yarrow believes may reduce treatment burden compared to existing and investigational therapies that require more frequent or intravenous administration.

While existing IGF-1R-directed therapies have demonstrated clinical benefit in TED, the broad expression of IGF1-R has been associated with treatment-limiting adverse events in certain patients. As TSHR is more narrowly expressed across tissues, YB-101 is not expected to cause hearing-related and other treatment-limiting adverse events that are associated with IGF-1R therapies, such as TEPEZZA. In GenSci’s clinical studies to date, no hearing-related adverse events have been reported in patients treated with YB-101. In addition, based on preclinical studies conducted by GenSci, YB-101 is not expected to be associated with the hepatotoxicity or agranulocytosis risks known to occur with ATDs.

Development of YB-101

Preclinical studies

In GenSci’s preclinical studies, receptor binding assays were used to characterize the binding of YB-101. These binding assays were conducted in vitro using a human HEK293 cell line that overexpresses the TSHR. The half-maximal effective concentration of YB-101 in cells that overexpressed TSHR was 1.11 nM. Additional assays were conducted using the same cell line to investigate the inhibitory activity of YB-101. Upon stimulation with M22 (a research antibody reagent that stimulates TSHR), activity of M22 in cells that overexpressed TSHR was inhibited by YB-101, as measured by half-maximal inhibitory concentration of 2.3 nM.

Additionally, the effects of YB-101 on inflammatory mediators in TED eye tissue have also been evaluated in vitro. Orbital fibroblasts were isolated from patients with active and chronic TED, and these fibroblasts were treated with YB-101 along with a stimulatory antibody in order to mimic the inflammatory conditions of TED. In this assay, YB-101 inhibited the release of proinflammatory mediators (specifically, hyaluronic acid, interleukin-6 and interleukin-8).

YB-101 has also been evaluated in nonclinical pharmacology and toxicology studies in mice and cynomolgus monkeys. PD of YB-101 were evaluated in an M22-induced mouse model of acute GD. In this model, female BALB/c mice were administered the TSHR-stimulating antibody M22 to induce a GD phenotype. Eight groups of 16 mice per group were dosed subcutaneously with one of five dose levels of YB-101, a negative control, or a positive control (K1-70). Results showed that YB-101 reduced serum T4 levels by 50-68% in the top three dose levels at 24 hours post-dose. This activity was similar to what was observed with the positive control.

A four-week repeat dose toxicology study was conducted in mice, and four-week and six-month repeat dose toxicology studies were conducted in cynomolgus monkeys. In the 4-week repeat dose toxicity study in mice, ICR mice were subcutaneously injected with YB-101 at doses of 20, 60, and 200 mg/kg once every two weeks for four weeks (three total doses) followed by a four-week recovery phase. Each dose level group included eight animals (four per sex). Under the experimental conditions of the study, the no-observed-adverse-effect-level (“NOAEL”) was 60 mg/kg for males and 200 mg/kg for females.

In the cynomolgus monkey four-week study, groups were subcutaneously administered YB-101 every two weeks for four weeks (three total doses) at dose levels of 15, 50, or 150 mg/kg with a four-week recovery phase. Each of the three dose level groups included 10 animals (five per sex). Under the experimental conditions of this study, the NOAEL was 50 mg/kg.

In the six-month study, cynomolgus monkeys were subcutaneously injected once a month for 6 consecutive months (7 doses) followed by a 16-week recovery phase. Monkeys were assigned to four groups, including an excipient control group and YB-101 10, 30, 100 mg/kg groups, with five monkeys per sex in each group. Under the experimental conditions of this study, the NOAEL was 30 mg/kg.

Overall, safety studies conducted over four weeks in mice and monkeys, as well as over six months in monkeys, demonstrated that YB-101 has an acceptable safety profile for testing in humans and a wide safety margin for exploring doses in clinical trials.

Phase 1 clinical trial in patients with TED

GenSci is conducting a first-in-human Phase 1 SAD and MAD study evaluating YB-101 versus placebo in adult patients with active TED in China. The primary objective of the study is to evaluate safety and tolerability of YB-101, with secondary objectives including PK and immunogenicity. Exploratory objectives include PD effects of YB-101, including thyroid hormone levels (biomarkers for GD) and preliminary clinical activity, including effects on proptosis (via Hertel exophthalmometer), CAS, diplopia, orbital tissue volume and Graves’ ophthalmopathy quality of life (“GO-QoL”).

Eligible patients included adults with moderate‑to‑severe active TED who were positive for thyroid‑stimulating hormone receptor autoantibodies. Moderate‑to‑severe TED was defined as disease impacting quality of life and requiring intervention but not threatening vision, based on established clinical criteria, including eyelid retraction, soft tissue involvement, proptosis, and/or diplopia.

At screening, patients were required to have euthyroid status or mild hypo‑ or hyperthyroidism within protocol‑defined limits. Patients could be receiving stable ATD therapy and/or thyroid hormone replacement, be ATD‑naïve, or have discontinued ATD therapy due to intolerance, provided protocol‑specified stability criteria were met prior to enrollment.

Interim and unblinded data have been analyzed from the SAD portion (Part 1) of the study (Figure 3). Forty patients were enrolled in the SAD, which evaluated five single doses of YB-101 (15 mg, 45 mg, 90 mg, 180 mg and 270 mg) versus placebo (3:1). Patients enrolled in the SAD were adults aged 20-64 with a diagnosis of active TED associated with GD (CAS of 3 or higher in the study eye at baseline in all patients except for two placebo patients with a CAS of 2 at baseline). For the study eye, the mean (SD) proptosis as measured by a Hertel Exophthalmometer was 22.88 (2.141) mm in the YB-101 groups and 22.20 (2.507) mm in the placebo group.

Figure 3. TED Part 1 (SAD) trial design

Safety and Tolerability

In Part 1, a single subcutaneous dose of YB-101 was generally well tolerated across the dose range evaluated. No deaths, no treatment-related serious adverse events and no adverse events leading to dose interruption or study withdrawal were reported. Two serious adverse events occurred during the trial, one in the YB-101 90 mg cohort and one in the placebo group, both of which were assessed by the investigator as unrelated to study treatment and resolved.

All treatment-emergent and treatment-related adverse events were mild or moderate in severity, and no severe events were reported. Treatment-related hypothyroidism was reported in 43.3% of YB-101-treated patients overall, compared to 10.0% of placebo-treated patients, with incidence by dose of 16.7%, 0%, 50.0%, 66.7% and 83.3% in the 15 mg, 45 mg, 90 mg, 180 mg and 270 mg cohorts, respectively. These adverse events were mild or moderate in severity and are believed to be consistent with the mechanism of action of YB-101. No clinically meaningful differences were observed between YB-101 and placebo in vital signs, physical examinations, ophthalmologic assessments or other safety evaluations apart from hypothyroidism and related thyroid hormone changes. Hypothyroidism was managed by investigators with ATD dose reduction or discontinuation, and/or initiation of thyroid replacement therapy (e.g. levothyroxine) as guided by the study protocol.

Pharmacokinetics and Pharmacodynamics

Following a single subcutaneous dose, YB-101 exposure increased in a linear, dose-proportional manner across the dose range evaluated.

Patients with TED have underlying GD, and both diseases are driven by autoantibody overstimulation of TSHR. It is expected in patients with GD or TED that TSHR inhibition with YB-101 will result in changes in thyroid hormone levels by directly blocking autoantibody-driven overstimulation of TSHR. For this reason, thyroid hormones, particularly FT3, FT4 and TSH, serve as relevant PD and disease biomarkers. In Part 1, changes in thyroid hormones were observed shortly after dosing and were consistent with the expected mechanism of action of YB-101. Treatment with YB-101 was associated with reductions in circulating thyroid hormones, including TT3, TT4, FT3 and FT4, beginning within the first several days following dosing. Decreases in FT3 and FT4 were observed as early as approximately Day 2 to Day 3, with nadirs generally occurring between approximately Day 11 and Day 15. These changes were followed by a compensatory increase in TSH levels starting at approximately Day 3 to Day 5, with peak TSH elevations typically observed between approximately Day 15 and Day 22.

PD effects appeared overall dose-dependent with greater magnitude and longer duration at higher doses, particularly at 180 mg and 270 mg, relative to the lower dose cohorts. For example, larger reductions from baseline in thyroid hormone levels and higher peak TSH elevations were observed in these higher dose groups, and the time required for these parameters to return toward baseline appeared longer compared to lower dose cohorts. Because investigators were permitted to adjust concomitant ATD or thyroid hormone replacement therapy during the study in response to changing thyroid hormone levels, the analysis of YB-101 PD is partially influenced by these background interventions. Although reductions and discontinuations of ATDs were reported in some patients, the study was not designed to prospectively evaluate ATD reduction or discontinuation as an endpoint.

Overall, these PD findings in GD-relevant biomarkers after a single dose of YB-101 are consistent with target engagement and the proposed mechanism of action of YB-101. The observed thyroid hormone changes were also reflected clinically in the increased incidence of treatment-related hypothyroidism observed in the higher dose cohorts. Further evaluation of PD will be conducted in the MAD portion (Part 2) of the study.

Preliminary Clinical Activity

Although Part 1 was not designed or powered to establish efficacy, YB-101 demonstrated preliminary evidence of biological and clinical activity across multiple TED-related endpoints following a single dose.

Across the five YB-101 dose groups, proptosis response rates, overall response rates and diplopia response rates were generally higher than placebo. For proptosis response (a reduction in proptosis of≥2 mm), response rates across YB-101 cohorts ranged up to 66.7% at post-baseline assessments, compared to up to 20.0% for placebo. Mean reductions from baseline in proptosis were also generally greater with YB-101 than with placebo, with the most favorable results observed in the 180 mg and 270 mg cohorts.

YB-101-treated patients also demonstrated higher overall response rates (a reduction of ≥2 points in the CAS plus a reduction in proptosis of ≥2 mm) compared to placebo-treated patients. Across post-baseline assessments, overall response rates reached as high as 66.7% in the 180 mg cohort, compared to a maximum of 10.0% in the placebo group.

With respect to diplopia, response rates for at least one-grade improvement were generally higher in several YB-101 dose groups than in placebo, with the 270 mg cohort showing the most favorable findings.

In addition to these clinical measures, YB-101 treatment was associated with sustained reductions in total extraocular muscle volume and intra-orbital fat volume through follow-up, whereas placebo showed limited change over most of the observation period. Improvements in patient-reported quality of life outcomes, such as GO-QoL were also observed in certain YB-101 dose groups, with the 45 mg and 270 mg cohorts showing the most favorable trends relative to placebo at most visits.

Taken together, Yarrow believes the results from Part 1 provide evidence of biological and preliminary clinical activity of YB-101 in TED following a single dose, with the 180 mg and 270 mg cohorts generally showing the most consistent activity across proptosis and overall response endpoints, and the 270 mg cohort showing the most favorable diplopia-related findings. However, these findings are based on a small number of patients in each cohort, the efficacy endpoints were exploratory, and the study was not powered for formal statistical comparisons.

The MAD portion of the trial is ongoing and remains blinded. Thirty-six patients are planned to be enrolled into three dose escalation cohorts (90 mg every 8 weeks, 180 mg every 8 weeks, and 270 mg every 8 weeks; Figure 4). Each cohort will enroll 12 patients at a 5:1 ratio of YB-101 to placebo. Patients will receive three doses of YB-101 and will be followed for 40 weeks. To date, one SAE has been reported, which was unrelated to study drug. There have been no deaths, no treatment-related serious adverse events and no dose interruptions or discontinuations due to adverse events.

Complete data from Parts 1 and 2 of this study are expected to be presented at a future scientific meeting and/or submitted for publication in a peer-reviewed journal.

Figure 4. TED Part 2 (MAD) trial design

Phase 1 clinical trial in patients with GD

GenSci has also initiated a randomized, double-blind, placebo-controlled, SAD Phase 1 trial of YB-101 in adult patients with GD in mainland China. This trial is enrolling patients with a confirmed diagnosis of GD who are not receiving ATD treatment or who can discontinue treatment temporarily to participate in the trial, and data are expected in 2027.

Future development of YB-101

Development in GD

Yarrow received IND clearance in March 2026 to initiate a randomized, blinded, placebo-controlled combined Phase 2a/Phase 2b trial of YB-101 in adult patients with GD who are well-controlled on ATDs. The trial is expected to be conducted in the United States and other territories outside of China and will consist of two parts.

Part 1 will be conducted as a Phase 2a, proof-of-concept study of YB-101 versus placebo. In Part 1, patients with GD will receive three subcutaneous doses of YB-101 or placebo administered once every eight weeks or six subcutaneous doses of YB-101 or placebo once every four weeks. Patients will be evaluated for the primary safety, PK, PD and efficacy endpoints at 24 weeks. The planned YB-101 dose levels for Part 1 include 180 mg, 270 mg, and 400 mg administered every eight weeks, as well as 200 mg administered every four weeks, with eight patients planned to be enrolled in each cohort, YB-101 versus placebo (3:1). The 180 mg Q8 week and 270 mg Q8 week cohorts will be enrolled in parallel. The dose levels and frequency of dosing for the remaining two cohorts can be modified by the data monitoring committee based on the analysis of PK, PD and safety data from the first two cohorts.

Part 2 is expected to be conducted as a Phase 2b dose-finding study consisting of up to four parallel cohorts. In Part 2, three dose levels of YB-101 are expected to be evaluated against placebo with 50 patients planned for each treatment arm. The selection of doses and dosing intervals for Part 2 is expected to be informed by the safety, efficacy, PK, and PD data generated in Part 1 (Phase 2a).

In both Parts 1 and 2, ATDs will be tapered in accordance with a specific algorithm in the study protocol based on improvements in biomarkers of GD, including FT3, FT4 and TSH. Efficacy assessments will include the proportion of patients who achieve normalization of FT3 and FT4 levels, or the proportion of patients who become euthyroid and achieve reduction or discontinuation of ATD therapy. In both parts, patients who develop hypothyroidism will receive thyroid replacement therapy (levothyroxine) to target a euthyroid state per protocol. A data monitoring committee will review all emerging safety and efficacy data on an ongoing basis.

Development in TED

Yarrow is exploring a clinical development plan for YB-101 in adult patients with TED in the United States and other territories outside of China.

Yarrow’s License Agreement

GenSci License Agreement

On December 15, 2025, GenSci and Yarrow entered into the GenSci License Agreement, pursuant to which Yarrow obtained from GenSci an exclusive, royalty-bearing license to develop, manufacture, and commercialize YB-101 (also known as GS-098), an antibody targeting the TSHR outside Greater China for all fields of use, including the treatment of GD and TED. GenSci retained rights to exploit these assets in Greater China. Under the GenSci License Agreement, and subject to limited exceptions in which GenSci will perform certain development activities outside Greater China, Yarrow is responsible for all development and commercialization activities for YB-101 outside Greater China. GenSci is obligated to provide Yarrow with clinical data relating to YB-101 that exists as of the effective date in connection with the initial know-how transfer. Additionally, each party is obligated to provide the other party with certain clinical data generated by that party during the development of YB-101 as part of the ongoing know-how transfer.

More specifically, clinical data generated by GenSci will be shared with Yarrow for inclusion in global safety reports and regulatory submissions by Yarrow to global health authorities including the FDA. Yarrow will become the manager of the YB-101 global safety database; as a result, data sharing between Yarrow and GenSci will continue during the term of the GenSci License Agreement. Yarrow does not currently anticipate outsourcing preclinical or clinical research to GenSci, but could consider doing so in the future. Manufacturing data generated by GenSci related to the manufacturing and testing of YB-101 will be shared with Yarrow on an ongoing basis to support global regulatory filings related to manufacturing.

Exclusivity

Subject to customary exceptions, during the term of the GenSci License Agreement, neither Yarrow (with respect to activities outside Greater China) nor GenSci (with respect to activities in Greater China), nor their respective affiliates, may directly or indirectly clinically develop or commercialize specified categories of antibodies directed to TSHR.

Financial Consideration

Under the GenSci License Agreement, GenSci received an upfront payment of $70.0 million. GenSci is also eligible to receive up to approximately $1.295 billion in additional contingent payments based on GenSci’s completion of the manufacturing technology transfer, GenSci’s achievement of a development milestone, as well as Yarrow’s achievement of development, regulatory approval, and commercial sales- based milestones. Specifically, GenSci is eligible to receive up to approximately $100 million in contingent payments based on the achievement of specified clinical development milestones by Yarrow or GenSci, as applicable, and up to $150 million in contingent payments based on Yarrow’s achievement of specified regulatory approval milestones. In addition, GenSci is eligible to receive tiered royalties ranging from the low teens to the low- mid teens on annual net product sales outside Greater China during the applicable royalty term. The royalty term for a licensed product in a given country commences upon the first commercial sale of the licensed product in that country and continues until the latest of: (a) the expiration of the last royalty-bearing valid claim of the licensed patents covering the licensed product in that country; (b) the tenth anniversary of the first commercial sale of the licensed product in that country; and (c) the expiration of all regulatory exclusivity for the licensed product in that country. The expected expiry of the last-to-expire royalty payment obligation is January 20, 2046.

Termination

The GenSci License Agreement will remain in effect until the expiration of all royalty terms. Either party may terminate the GenSci License Agreement for an uncured material breach or insolvency of the other party. GenSci may terminate the GenSci License Agreement in the event of a specified patent challenge by Yarrow or its affiliates or if Yarrow ceases all development activities outside Greater China for a substantial period of time prior to achieving a specified regulatory approval milestone. Following a specified near-term triggering event, Yarrow may terminate the GenSci License Agreement for convenience upon providing the required notice.

Competition

The biotechnology and biopharmaceutical industries are characterized by continuing technological advancement and significant competition. While Yarrow believes that its product candidate, technology, development experience and scientific knowledge provide it with competitive advantages, Yarrow faces competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others. Any product candidates that Yarrow successfully develops and commercializes will compete with existing therapies and new therapies currently in clinical development or that may become available in the future. Many of the companies with which Yarrow is currently competing or will compete against in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than Yarrow does. Mergers and acquisitions in the pharmaceutical and biotechnology industry may result in even more resources being concentrated among a smaller number of Yarrow’s competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with Yarrow in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, patient enrollment for clinical trials as well as in acquiring technologies complementary to, or necessary for, Yarrow’s product candidates.

Key competitive factors affecting the success of all Yarrow’s product candidates that it will develop, if approved, are likely to be efficacy, safety, convenience, dosing frequency, presentation, price, the level of competition and generic competition and the availability of reimbursement from government and other third-party payors. Some competitors have obtained regulatory approval for products and they or others may also obtain regulatory approvals in the future for products for the treatment of the same indications that Yarrow’s product candidates target more rapidly than Yarrow does, which may result in Yarrow’s competitors establishing a strong market position before Yarrow is able to enter the market.

Specifically, there are several companies developing or marketing treatments that may be approved for the same indications and/or disease as Yarrow’s lead product candidate, YB-101, including major pharmaceutical companies. There can be no assurance that YB-101 will have similar or superior results compared to the current standard of care or to those offered by the evolving treatment landscape.

TEPEZZA® (teprotumumab-trbw), a humanized monoclonal antibody targeting IGF-1R, is approved in the United States for the treatment of TED and has demonstrated clinical efficacy; however, its use is associated with potentially serious adverse effects, including hearing impairment and hyperglycemia, which may lead to treatment discontinuation. The treatment paradigm in GD and TED is rapidly evolving and several companies, including Immunovant, Inc., Biohaven Ltd., Alumis Inc., Argenx SE, Biohaven, Sanofi, Merida Biosciences, H. Lundbeck A/S, Lassen Therapeutics, Roche, Sling Therapeutics, Inc., Novartis AG (which acquired Tourmaline Bio, Inc. in October 2025) and Viridian Therapeutics, Inc., are developing therapeutics for GD and TED currently in clinical development that are expected to be direct competitors with YB-101. Viridian Therapeutics, Inc. and Ethyreal Bio are also developing TSHR-targeted antibody therapeutics for GD and TED that are currently in preclinical development and that are also direct competitors with YB-101.

Manufacturing

Yarrow does not own or operate, and currently has no plans to establish, any manufacturing facilities. Yarrow relies on and expects to continue to rely on GenSci and/or third-party CDMOs for the manufacturing of YB-101 and related raw materials for clinical development, as well as for the commercial manufacturing of any of its product candidates that receive marketing approval in the future. Yarrow currently solely relies on GenSci to provide biological development and manufacturing services. Yarrow believes there are multiple sources for all of the materials required for the manufacturing of YB-101 and may in the future engage additional CDMOs to provide biological development and manufacturing services. As YB-101 and its future product candidates advance through development, Yarrow expects to enter into longer-term commercial supply agreements with key suppliers and manufacturers to fulfill and secure its production needs. If GenSci becomes unavailable to Yarrow for any reason, Yarrow believes that there are a number of potential replacements, and it will need to identify and qualify such replacements.

Yarrow also relies on GenSci to perform all chemistry, manufacturing, and controls activities. Yarrow’s agreements with GenSci may obligate them to develop or transfer upstream and downstream processes, develop or transfer drug product manufacturing processes, develop or transfer suitable analytical methods for release and stability testing and qualify these methods for use with Yarrow’s product candidates, produce drug substance for preclinical testing, and produce drug substance or drug product under Current Good Manufacturing Practices (“cGMP”) for use in clinical trials among other activities. In addition, Yarrow relies on GenSci to operate facilities that meet regulatory requirements for production and testing of clinical and commercial products and to work closely with Yarrow to validate manufacturing processes prior to commercial launch.

Yarrow qualifies CDMOs including GenSci prior to initiation of cGMP regulated activities and periodically thereafter as part of the supplier qualification program. Yarrow oversees CDMOs including GenSci by performing technical and quality assurance review and/or approval of cGMP documentation, establishing quality agreements to define responsibilities and expectations for goods and services, and observing production and testing activities as a person-in-plant, among other activities.

Intellectual Property

Overview

Yarrow strives to protect the proprietary programs and technologies that it believes are important to its business, including seeking and maintaining patent protection intended to cover the composition of matter of its programs, its methods of use and manufacture, and other inventions.

Yarrow has one pending U.S. provisional patent application related to methods of treating GD with YB-101, which was filed in February 2026 at the United States Patent and Trademark Office (“USPTO”). A provisional patent application is an application filed at the USPTO for the purpose of securing an early date of priority for the applicant’s invention. The provisional application must include a written description of what the inventor has discovered, along with a drawing of the invention, but need not include patent claims, statements concerning or disclosing the prior art, or certain other formalities. A provisional patent application allows for an effective filing date to be established with regard to an invention, but once a provisional patent application is filed, either a corresponding non-provisional patent application or a petition to convert the provisional patent application into a non-provisional patent application must be filed within 12 months or such effective filing date will be lost. If a non-provisional patent application claiming priority to this U.S. provisional patent application is filed and issued as a patent, the patent would expire in February 2047, absent any terminal disclaimers, patent term adjustment, or patent term extension, and assuming timely payment is made of all appropriate maintenance, renewal, annuity, or other governmental fees.

Yarrow licenses patent rights to three patent families in jurisdictions outside of Greater China (Chinese mainland, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan) from GenSci under the GenSci License Agreement. Under the GenSci License Agreement, Yarrow has the first right to file, prosecute, defend, maintain, and filed Patent Term Extensions for all licensed patents.

The first licensed patent family is directed to compositions of matter, covering monoclonal antibodies targeting the TSHR, including YB-101. The licensed patent applications in this patent family are national stage applications from a PCT application filed August 2023, and are pending in the United States, Australia, United Arab Emirates, Canada, European Patent Organization, Japan, Korea, Russia, Qatar, and Saudi Arabia. If one or more of these patent applications are issued as a patent, the patent would expire August 2043, absent any terminal disclaimers, patent term adjustment, or patent term extension, and assuming timely payment is made of all appropriate maintenance, renewal, annuity, or other governmental fees.

The second licensed patent family is directed to methods of treatment with YB-101. The second licensed patent family includes a pending PCT application filed September 2025. A national stage patent application filed from this pending PCT application, if issued as a patent, would expire September 2045, absent any terminal disclaimers, patent term adjustment, or patent term extension, and assuming timely payment is made of all appropriate maintenance, renewal, annuity, or other governmental fees.

The third licensed patent family is directed to formulations of YB-101. The third licensed patent family includes a pending PCT application filed January 2026. A national stage patent application filed from this pending PCT application, if issued as a patent, would expire January 2046, absent any terminal disclaimers, patent term adjustment, or patent term extension, and assuming timely payment is made of all appropriate maintenance, renewal, annuity, or other governmental fees.

The maximum term of a U.S. patent, excluding extensions and adjustments, begins on the effective filing date of the first non-provisional application claiming the patented invention and ending 20 years from that date. In essence, a provisional patent application provides a patent applicant two principal advantages over filing a non-provisional application. First, it allows the applicant to secure an earlier priority date for its invention than that of an equivalent non-provisional application — up to one year earlier than the filing date of a related non-provisional application. Second, since the term of a patent runs from the effective filing date of the first non-provisional application but does not begin upon filing a provisional application, filing a provisional application provides the applicant an additional year’s time to refine that invention before filing a related non-provisional application without surrendering the earlier priority date. Securing an earlier priority date both ensures that later inventors cannot obtain a patent to the same invention and provides protection against certain arguments that developments in the field arising after the priority date should prevent or invalidate the applicant’s invention.

Other IP Rights

In addition to patents, Yarrow relies upon unpatented trade secrets, know-how and continuing technological innovation to develop and maintain its competitive position. However, trade secrets and know- how can be difficult to protect. Yarrow seeks to protect its proprietary information, in part by executing confidentiality agreements with its collaborators and scientific advisors, and non-competition, non- solicitation, confidentiality and invention assignment agreements with its employees and consultants. Yarrow has also executed agreements requiring assignment of inventions with selected scientific advisors and collaborators. The confidentiality agreements Yarrow enters into are designed to protect its proprietary information and the agreements or clauses requiring assignment of inventions to Yarrow are designed to grant Yarrow ownership of technologies that are developed through its relationship with the respective counterparty. Yarrow cannot guarantee, however, that it has executed such agreements with all applicable counterparties, that such agreements will not be breached, or that these agreements will afford it adequate protection of its intellectual property and proprietary rights. For more information, please see the section titled “Risk Factors — Risks Related to Yarrow’s Intellectual Property” beginning on page 91 of this proxy statement/prospectus.

Employees and Human Capital Resources

As of April 17, 2026, Yarrow had five full-time employees, three of whom have Ph.D. or M.D. degrees and are engaged in research and development. Yarrow also retains independent contractors, as needed, to support its organization’s needs. None of Yarrow’s employees are represented by labor unions or covered under collective bargaining agreements. Yarrow considers its relationship with its employees to be good.

Yarrow believes its employees are critical to its success and ability to achieve its business objectives. To that end, Yarrow is focused on retaining, developing and engaging its existing employees, and attracting high performing talent to join its team. Yarrow’s rewards package (cash and equity-based compensation and 401(k) and health and welfare benefits plans) is a key tool in retaining, engaging and rewarding its team. Yarrow is also committed to the continued learning and development of its employees, which Yarrow believes will enable it to do its best work for patients. Yarrow encourages its team members to attend conferences and seminars and take continuing education courses to further their development.

Yarrow expects to continue to build its team to ensure it can effectively execute against its business plans.

Government Regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of biologics such as those Yarrow is developing. Yarrow, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which Yarrow wishes to conduct studies or seek approval or licensure of its product candidates. Generally, before a new therapeutic product can be marketed, considerable data demonstrating a biological product candidate’s quality, safety, purity and potency, or a small molecule drug candidate’s quality, safety and efficacy, must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority. For biological product candidates, potency is similar to efficacy and is interpreted to mean the specific ability or capacity of the product, as indicated by appropriate laboratory tests or by adequately controlled clinical data obtained through the administration of the product in the manner intended, to effect a given result.

Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-marketing may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications from the sponsor, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on Yarrow’s company and its products or product candidates.

U.S. Biologics Regulation

In the United States, biological products (or “biologics”) are subject to regulation under the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”) and other federal, state, local, and foreign statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or following approval may subject an applicant to administrative action and judicial sanctions. The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

●	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s current Good Laboratory Practices (“GLP”) regulation;
●	submission to the FDA of an Investigational New Drug Application (“IND”), which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;
●	approval by an independent institutional review board (“IRB”), or ethics committee at each clinical site before the trial is commenced;
●	manufacture of the proposed biologic candidate in accordance with cGMPs;
●	performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practice (“GCP”) requirements to establish the safety, purity and potency of the proposed biologic product candidate for its intended purpose;
●	preparation of and submission to the FDA of a biologics license application (“BLA”), after completion of all pivotal clinical trials;
●	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;
●	satisfactory completion of an FDA Advisory Committee review, if applicable;
●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMPs, and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with GCPs; and
●	FDA review and approval of a BLA to permit commercial marketing of the product for particular indications for use in the United States.

Preclinical and Clinical Development

Prior to beginning any clinical trial with a product candidate in the United States, Yarrow must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol or protocols for preclinical studies and clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls information, and any available human data or literature to support the use of the investigational product. In April 2025, the FDA published a roadmap to reduce animal testing in preclinical safety studies, including those required in INDs, with scientifically validated new approach methodologies (“NAMs”). An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing preclinical studies and clinical trials and clinical study results to public registries.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

●	Phase 1. The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.
●	Phase 2. The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.
●	Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be made a condition to approval of the BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency.

Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain FDA regulatory requirements in order to use the study as support for an IND or application for marketing approval or licensure, including that the study was conducted in accordance with GCP, including review and approval by an independent ethics committee and use of proper procedures for obtaining informed consent from subjects, and the FDA is able to validate the data from the study through an onsite inspection if the FDA deems such inspection necessary. The GCP requirements encompass both ethical and data integrity standards for clinical studies.

BLA Submission and Review

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of the product, or from a number of alternative sources, including studies initiated and sponsored by investigators. The submission of a BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.

In addition, under the Pediatric Research Equity Act (“PREA”), a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the biological product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The Food and Drug Administration Safety and Innovation Act requires that a sponsor who is planning to submit a marketing application for a biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial pediatric study plan (“PSP”) within sixty days after an end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted, except that the PREA will apply to an original BLA for a new active ingredient that is orphan-designated if the biologic is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that the FDA determines to be substantially relevant to the growth or progression of a pediatric cancer.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. Once a BLA has been accepted for filing, the FDA’s goal is to review standard applications within ten months after the filing date, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process may also be extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a REMS to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act of 1983, the FDA may grant orphan drug designation to a product candidate intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or 200,000 or more individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that product candidate. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full BLA, to market the same product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or if the holder of the orphan drug exclusivity cannot assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the product was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan drug designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

There is some uncertainty with respect to the FDA’s interpretation of the scope of orphan drug exclusivity. Historically, exclusivity was specific to the orphan indication for which the drug was approved. As a result, the scope of exclusivity was interpreted as preventing approval of a competing product. However, in 2021, the federal court in Catalyst Pharmaceuticals, Inc. v. Becerra suggested that orphan drug exclusivity covers the full scope of the orphan-designated “disease or condition” regardless of whether a drug obtained approval for a narrower use.

Post-Approval Requirements

Any products manufactured or distributed by Yarrow pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. After a BLA is approved for a biological product, the product also may be subject to official lot release. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, and potency or effectiveness of biologics. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved BLA. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs, which impose certain procedural and documentation requirements upon Yarrow and its third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented.

FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon Yarrow and any third-party manufacturers that it may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;
●	fines, warning letters or holds on post-approval clinical studies;
●	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;
●	product seizure or detention, or refusal of the FDA to permit the import or export of products;
●	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
●	mandated modification of promotional materials and labeling and the issuance of corrective information;
●	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or
●	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by Yarrow and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Biosimilars and Reference Product Exclusivity

The Affordable Care Act (“ACA”) includes a subtitle called the Biologics Price Competition and Innovation Act (“BPCIA”), which created an abbreviated approval pathway for biological products that are highly similar, or “biosimilar,” to or interchangeable with an FDA-approved reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, is generally shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. A product shown to be biosimilar or interchangeable with an FDA-approved reference biological product may rely in part on the FDA’s previous determination of safety and effectiveness for the reference product for approval, which can potentially reduce the cost and time required to obtain approval to market the product. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA. The FDA has issued two guidance documents intended to inform prospective applicants and facilitate the development of proposed biosimilars and interchangeable biosimilars, as well as to describe the FDA’s interpretation of certain statutory requirements added by the BPCIA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well- controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

A reference biologic is granted twelve years of exclusivity from the time of first licensure of the reference product. The first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against other biologics submitted under the abbreviated approval pathway for the lesser of (i) one year after the first commercial marketing, (ii) 18 months after approval if there is no legal challenge, (iii) 18 months after the resolution in the applicant’s favor of a lawsuit challenging the biologics’ patents if an application has been submitted, or (iv) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period.

A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. On December 20, 2020, Congress amended the PHSA as part of the COVID-19 relief bill to further simplify the biosimilar review process by making it optional to show that conditions of use proposed in labeling have been previously approved for the reference product, which used to be a requirement of the application. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and impact of the BPCIA is subject to significant uncertainty.

Patent Term Extension

In the U.S., after a BLA is approved, owners of relevant drug patents may apply for up to a five-year patent extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory process. The allowable patent term extension is typically calculated as one-half the time between, the latter of the effective date of an IND and issue date of the patent for which extension is sought, and the submission date of a BLA, plus the time between BLA submission date and the BLA approval date up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue licensure with due diligence. The total patent term after the extension may not exceed 14 years from the date of product licensure. Only one patent applicable to a licensed biological product is eligible for extension and only those claims covering the product, a method for using it, or a method for manufacturing it may be extended and the application for the extension must be submitted prior to the expiration of the patent in question. However, Yarrow may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Some, but not all, foreign jurisdictions possess patent term extension or other additional patent exclusivity mechanisms that may be more or less stringent and comprehensive than those of the United States.

Other Healthcare Laws and Compliance Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation: the federal Anti-Kickback Statute (“AKS”); the federal False Claims Act (“FCA”); the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and similar foreign, federal and state fraud, abuse and transparency laws.

The AKS prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under any federal healthcare program. The term remuneration has been interpreted broadly to include anything of value. The AKS has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand, and prescribers and purchasers on the other. The government often takes the position that to violate the AKS, only one purpose of the remuneration need be to induce referrals, even if there are other legitimate purposes for the remuneration. There are a number of statutory exceptions and regulatory safe harbors protecting some common commercial activities from AKS prosecution, but they are drawn narrowly and practices that involve remuneration, such as consulting agreements, for persons in a position to refer or recommend federally reimbursable healthcare business may be alleged to be intended to induce prescribing, purchasing or recommending, and may be subject to scrutiny if they do not qualify for an exception or regulatory safe harbor. Qualifying for a statutory exception or regulatory safe harbor requires satisfying all of the criteria for the exception or safe harbor. Yarrow’s practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the AKS, but it does increase the risk of regulatory scrutiny. Ultimately, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The FCA, which can be enforced through civil whistleblower or qui tam actions, prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment of federal government funds, including in federal healthcare programs, that are false or fraudulent. Pharmaceutical and other healthcare companies have been prosecuted under these laws for engaging in a variety of different types of conduct that caused the submission of false claims to federal healthcare programs. Under the AKS, for example, a claim resulting from a violation of the AKS is deemed to be a false or fraudulent claim for purposes of the FCA.

HIPAA created additional federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program, including private third-party payors, and making false statements relating to healthcare matters. A person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate the statute in order to have committed a violation.

The FDCA addresses, among other things, the design, production, labeling, promotion, manufacturing, and testing of drugs, biologics and medical devices, and prohibits such acts as the introduction into interstate commerce of adulterated or misbranded drugs or devices. The PHSA also prohibits the introduction into interstate commerce of unlicensed or mislabeled biological products.

The U.S. federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to the Centers for Medicaid & Medicare Services (“CMS”) information related to payments or other transfers of value to various healthcare professionals including physicians, physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, certified nurse-midwives, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning on January 1, 2023, California Assembly Bill 1278 requires California physicians and surgeons to notify patients of the Open Payments database established under the federal Physician Payments Sunshine Act.

Yarrow is also subject to federal price reporting laws and federal consumer protection and unfair competition laws. Federal price reporting laws require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/ or discounts on approved products. Federal consumer protection and unfair competition laws broadly regulate marketplace activities and activities that potentially harm consumers.

Yarrow is also subject to additional similar U.S. state and foreign law equivalents of each of the above federal laws, which, in some cases, differ from each other in significant ways, and may not have the same effect, thus complicating compliance efforts. If Yarrow’s operations are found to be in violation of any of such laws or any other governmental regulations that apply, Yarrow may be subject to penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, exclusion from government- funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of its operations.

Data Privacy and Security

Numerous state, federal, and foreign laws govern the collection, dissemination, use, access to, confidentiality, and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations, govern the collection, use, disclosure, and protection of health-related and other personal information and could apply to Yarrow’s operations or the operations of its partners.

For example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health (“HITECH”), and their respective implementing regulations impose data privacy, security, and breach notification obligations on certain health care providers, health plans, and health care clearinghouses, known as covered entities, as well as their business associates and their covered subcontractors that perform certain services that involve using, disclosing, creating, receiving, maintaining, or transmitting individually identifiable protected health information (“PHI”) for or on behalf of such covered entities. These requirements imposed by HIPAA and HITECH on covered entities and business associates include entering into agreements that require business associates protect PHI provided by the covered entity against improper use or disclosure, among other things; following certain standards for the privacy of PHI, which limit the disclosure of a patient’s past, present, or future physical or mental health or condition or information about a patient’s receipt of health care if the information identifies, or could reasonably be used to identify, the individual; ensuring the confidentiality, integrity, and availability of all PHI created, received, maintained, or transmitted in electronic form, to identify and protect against reasonably anticipated threats or impermissible uses or disclosures to the security and integrity of such PHI; and reporting of breaches of PHI to individuals and regulators.

Entities that are found to be in violation of HIPAA may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with the U.S. Department of Health and Human Services (“HHS”) to settle allegations of HIPAA non-compliance. A covered entity or business associate is also liable for civil money penalties for a violation that is based on an act or omission of any of its agents, which may include a downstream business associate, as determined according to the federal common law of agency. HITECH also increased the civil and criminal penalties applicable to covered entities and business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions. To the extent that Yarrow submits electronic healthcare claims and payment transactions that do not comply with the electronic data transmission standards established under HIPAA and HITECH, payments to us may be delayed or denied.

In addition, state health information privacy laws, such as California’s Confidentiality of Medical Information Act and Washington’s My Health My Data Act, that govern the privacy and security of health- related information, specifically, may apply even when HIPAA does not and impose additional requirements.

Even when HIPAA and state health information privacy laws do not apply, according to the FTC and state attorneys general, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act and state consumer protection laws.

In addition, certain state laws, such as the California Consumer Privacy Act of 2018 (“CCPA”), as amended by the California Privacy Rights Act of 2020, govern the privacy and security of personal information, including health-related information in certain circumstances, some of which are more stringent than HIPAA in various ways. Numerous other states have passed similar laws, but many differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The CCPA applies to personal data of consumers, business representatives, and employees, and imposes obligations on certain businesses that do business in California, including to provide specific disclosures in privacy notices, and affords rights to California residents in relation to their personal information. Health information falls under the CCPA’s definition of personal information where it identifies, relates to, describes, or is reasonably capable of being associated with or could reasonably be linked, directly or indirectly, with a particular consumer or household and is included under a new category of personal information, “sensitive personal information,” which is offered greater protection.

The CCPA and numerous other comprehensive privacy laws that have passed or are being considered in other states, as well as at the federal and local levels, exempt PHI that is subject to HIPAA; and others exempt covered entities and business associates subject to HIPAA altogether, further complicating compliance efforts, and increasing legal risk and compliance costs for us and the third parties upon whom Yarrow relies.

Additionally, Yarrow’s use of artificial intelligence and machine learning may be subject to laws and evolving regulations regarding the use of artificial intelligence and machine learning, controlling for data bias, and antidiscrimination.

Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Coverage and Reimbursement

In the U.S. and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Yarrow’s ability to successfully commercialize its product candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow it to establish or maintain pricing sufficient to realize a sufficient return on its investment. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels.

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical or biological product for which Yarrow obtains regulatory approval. Sales of any product, if approved, depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement, if any, for such product by third-party payors. Decisions regarding whether to cover any of Yarrow’s product candidates, if approved, the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. As a result, the coverage determination process is often a time-consuming and costly process that will require Yarrow to provide scientific and clinical support for the use of its product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Factors payors consider in determining reimbursement are based on whether the product is:

●	a covered benefit under its health plan;
●	safe, effective and medically necessary;
●	cost-effective; and
●	neither experimental nor investigational.

Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical or biological products, medical devices and medical services, in addition to questioning safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product that receives approval. Decreases in third-party reimbursement for any product or a decision by a third-party not to cover a product could reduce physician usage and patient demand for the product.

For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.

In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. The IRA provides CMS with significant new authorities intended to curb drug costs and to encourage market competition. For the first time, CMS will be able to directly negotiate prescription drug prices and to cap out-of-pocket costs. Each year, CMS will select and negotiate a preset number of high-spend drugs and biologics that are covered under Medicare Part B and Part D that do not have generic or biosimilar competition. On August 29, 2023, HHS announced the list of the first ten drugs subject to price negotiations. These price negotiations occurred in 2024. In January 2025, CMS announced a list of 15 additional Medicare Part D drugs that will be subject to price negotiations. The IRA also provides a new “inflation rebate” covering Medicare patients that took effect in 2023 and is intended to counter certain price increases in prescriptions drugs. The inflation rebate provision requires drug manufacturers to pay a rebate to the federal government if the price for a drug or biologic under Medicare Part B and Part D increases faster than the rate of inflation. To support biosimilar competition, beginning in October 2022, qualifying biosimilars may receive a Medicare Part B payment increase for a period of five years. Separately, if a biologic drug for which no biosimilar exists delays a biosimilar’s market entry beyond two years, CMS will be authorized to subject the biologics manufacturer to price negotiations intended to ensure fair competition. Notwithstanding these provisions, the IRA’s impact on commercialization and competition remains largely uncertain.

In addition, net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the U.S. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Yarrow cannot be sure that reimbursement will be available for any product candidate that it may commercialize and, if reimbursement is available, the level of reimbursement. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs.

Finally, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union (“EU”) provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of Yarrow’s product candidates. Historically, products launched in the EU do not follow price structures of the U.S. and generally prices tend to be significantly lower.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

The ACA, which was enacted in March 2010, substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions of particular import to the pharmaceutical and biotechnology industries, including, but not limited to, those governing enrollment in federal healthcare programs, a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and Yarrow expects there will be additional challenges and amendments to the ACA in the future. For example, the IRA, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program.

Other legislative changes have been proposed and adopted since the ACA was enacted, including automatic aggregate reductions of Medicare payments to providers of on average 2% per fiscal year as part of the federal budget sequestration under the Budget Control Act of 2011. These reductions went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect until 2032 unless additional action is taken by Congress. In addition, the Bipartisan Budget Act of 2018, among other things, amended the Medicare Act (as amended by the ACA) to increase the point-of-sale discounts that manufacturers must agree to offer under the Medicare Part D coverage discount program from 50% to 70% off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs being covered under Medicare Part D.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state measures designed to, among other things, reduce the cost of prescription drugs, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, in May 2019, CMS adopted a final rule allowing Medicare Advantage Plans the option to use step therapy for Part B drugs, permitting Medicare Part D plans to apply certain utilization controls to new starts of five of the six protected class drugs, and requiring the Explanation of Benefits for Part D beneficiaries to disclose drug price increases and lower cost therapeutic alternatives, which went into effect on January 1, 2021. In May 2025, the Trump Administration renewed the idea of international reference pricing through an executive order entitled “Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients,” which, among other things, directs the HHS and other agencies to communicate most-favored-nation price targets to pharmaceutical manufacturers to bring prices for U.S. patients in line with comparably developed nations and to facilitate direct-to-consumer purchasing programs. The HHS subsequently issued guidance indicating the MFN target price will be the lowest price paid in an Organisation for Economic Co-operation and Development country with a gross domestic product (“GDP”) per capita of at least 60% of the U.S. GDP per capital. In addition, in December 2025, CMS proposed new drug payment models to lower drug prices for Medicare beneficiaries; under the models, CMS would explore potential adjustments to Medicare drug inflation rebate calculations by comparison to international drug pricing information. It is currently unclear whether and to what extent these measures will be implemented and what impact any such implementation would have on Yarrow’s business.

Notwithstanding the IRA, continued legislative and enforcement interest exists in the United States with respect to specialty drug pricing practices. Specifically, Yarrow expects government authorities to continue pushing for transparency to drug pricing, reducing the cost of prescription drugs under Medicare, reviewing the relationship between pricing and manufacturer patient programs, and reforming government program reimbursement methodologies for drugs.

Individual states in the U.S. have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm Yarrow’s business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for its drugs or put pressure on its drug pricing, which could negatively affect Yarrow’s business, financial condition, results of operations and prospects.

Other Government Regulation Outside of the United States

In addition to regulations in the United States, Yarrow is subject to a variety of regulations in other jurisdictions governing, among other things, research and development, clinical trials, testing, manufacturing, safety, efficacy, quality control, labeling, packaging, storage, record keeping, distribution, reporting, export and import, advertising, marketing and other promotional practices involving biological products as well as authorization, approval as well as post-approval monitoring and reporting of its products. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

Whether or not Yarrow obtains FDA approval for a product, it must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials.

The requirements and process governing the conduct of clinical trials, including requirements to conduct additional clinical trials, product licensing, safety reporting, post-authorization requirements, marketing and promotion, interactions with healthcare professionals, pricing and reimbursement may vary widely from country to country. No action can be taken to market any product in a country until an appropriate approval application has been approved by the regulatory authorities in that country. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In certain countries, the sales price of a product must also be approved.

The pricing review period often begins after market approval is granted. Even if a product is approved by a regulatory authority, satisfactory prices may not be approved for such product, which would make launch of such products commercially unfeasible in such countries.

Regulation in the European Union

European Data Laws

The processing of personal data, including health-related personal data in the European Economic Area (“EEA”) is mainly governed by the provisions of the European General Data Protection Regulation (EU) 2016/679 (“GDPR”), and related data protection laws in individual EEA countries. In the United Kingdom, the processing of personal data is mainly governed by the GDPR as incorporated into UK law pursuant to the European Union (Withdrawal) Act 2018 (the “UK GDPR”). The GDPR and UK GDPR impose a number of strict obligations and requirements for the processing, including collecting, analyzing and transferring, of personal data of individuals in the EEA or in the UK, in particular with respect to health data from clinical trials and adverse event reporting. The GDPR and UK GDPR include requirements relating to the legal basis of the processing (such as consent of the individuals to whom the personal data relates), the information provided to the individuals prior to processing their personal data, the personal data breaches which may have to be notified to the national data protection authorities and data subjects, the measures to be taken when engaging processors, and obligations relating to the security and confidentiality of the personal data. EEA countries may also impose additional requirements in relation to the processing of health, genetic and biometric data through their national legislation.

In addition, the GDPR imposes specific restrictions on the transfer of personal data to countries outside of the EEA that are not considered by the European Commission (“EC”) to provide an adequate level of data protection. Appropriate safeguards are required to enable such transfers. Among the appropriate safeguards that can be used, the data exporter may use the standard contractual clauses (“SCCs”). When relying on the appropriate safeguards, data exporters, with the assistance of the data importers, are also required to conduct a transfer risk assessment to verify if anything in the law and/or practices of the third country may impinge on the effectiveness of the safeguards in the context of the transfer at stake and, if so, to identify and adopt supplementary measures that are necessary to bring the level of protection of the data transferred to the EU standard of essential equivalence. Where no supplementary measure is suitable, the data exporter should avoid, suspend or terminate the transfer. With regard to the transfer of data from the EEA to the United States, on July 10, 2023, the EC adopted its adequacy decision for the EU-US Data Privacy Framework. On the basis of the new adequacy decision, personal data can flow from the EEA to U.S. companies participating in the framework.

With regard to the transfer of data from the EEA to the UK, based on the EC’s adequacy decision of June 28, 2021 and subsequent renewals, personal data may continue to flow freely from the EEA to the UK on the basis that the UK is deemed to provide an adequate level of data protection until December 27, 2031. The adequacy decisions will automatically expire unless renewed.

With respect to transfers from the UK to other countries, these transfers are also subject to specific transfer rules under the UK regime. These UK international transfer rules broadly mirror the EU GDPR rules.

On February 2, 2022, the UK Secretary of State laid before the UK Parliament the international data transfer agreement (“IDTA”) and the international data transfer addendum to the EC’s standard contractual clauses for international data transfers (“UK Addendum”) and a document setting out transitional provisions. The IDTA and UK Addendum came into force on March 21, 2022 and are the primary UK-approved mechanisms for putting in place appropriate safeguards for UK restricted transfers, subject to transitional arrangements for legacy SCCs. Regarding transfers from the UK to the EEA, the UK Information Commissioner’s Office (“ICO”) guidance indicates that organizations do not need new arrangements. With regard to the transfer of personal data from the UK to the United States, the UK government has adopted an adequacy decision for the UK Extension to the EU-US Data Privacy Framework, the UK-US Data Bridge, which came into force on October 12, 2023. The UK-US Data Bridge recognizes the United States as offering an adequate level of data protection where the recipient is a U.S. organization certified to the EU-US Data Privacy Framework and participating in the UK Extension to the EU-US Data Privacy Framework.

Failure to comply with the requirements of the GDPR or UK GDPR and the related national data protection laws of the EEA countries may result in significant monetary fines for noncompliance of up to €20 million or £17.5 million (as applicable), 4% of the total worldwide annual turnover (for higher-tier infringements). This is enforced by ICO and is entirely separate from fines under EU GDPR. In addition, violations of national laws can trigger additional, administrative penalties, investigations, corrective orders, temporary or definitive bans, and, in some jurisdictions, and a number of criminal offenses for organizations and, in certain cases, their directors and officers, as well as civil liability claims from individuals whose personal data was processed.

Data protection authorities from the different EEA countries may still implement certain variations, enforce the GDPR and national data protection laws differently, and introduce additional national regulations and guidelines, which adds to the complexity of processing personal data in the EEA.

Furthermore, there are specific requirements relating to processing health data from clinical trials, including public disclosure obligations provided in the EU Clinical Trials Regulation No. 536/2014 (“CTR”), European Medicines Agency (“EMA”) disclosure initiatives and voluntary commitments by industry. Failure to comply with these obligations could lead to government enforcement actions and significant penalties against us, harm to Yarrow’s reputation, and adversely impact its business and operating results.

Drug and Biologic Development Process

Regardless of where they are conducted, all clinical trials included in applications for marketing authorization (“MA”) for human medicines in the EU/EEA must have been carried out in accordance with EU regulations. This means that clinical trials conducted in the EU/EEA have to comply with EU clinical trial legislation but also that clinical trials conducted outside the EU/EEA have to comply with ethical principles equivalent to those set out in the EEA, including adhering to international good clinical practice and the Declaration of Helsinki. The conduct of clinical trials in the EU is governed by the CTR, which entered into force on January 31, 2022. The CTR replaced the Clinical Trials Directive 2001/20/EC, (“Clinical Trials Directive”) and introduced a complete overhaul of the existing regulation of clinical trials for medicinal products in the EU.

Under the CTR, a sponsor is able to submit a single application for approval of a clinical trial through a centralized EU clinical trials portal (the Clinical Trials Information System or “CTIS”). One national regulatory authority (the reporting EU member state proposed by the applicant) will take the lead in validating and evaluating the application consult and coordinate with the other concerned EU Member States. If an application is rejected, it may be amended and resubmitted through the EU clinical trials portal. If an approval is issued, the sponsor may start the clinical trial in all concerned EU Member States. However, a concerned EU member state may in limited circumstances declare an “opt-out” from an approval and prevent the clinical trial from being conducted in such member state. The CTR also aims to streamline and simplify the rules on safety reporting, and introduces enhanced transparency requirements such as mandatory submission of a summary of the clinical trial results to the EU database, including a layperson’s summary. Since January 31, 2023, submission of initial clinical trial applications via CTIS is mandatory and CTIS serves as the single entry point for submission of clinical trial-related information and data. As of January 31, 2025, all ongoing trials approved under the former Clinical Trials Directive need to comply with the CTR and have to be transitioned to CTIS.

Under the CTR, national laws, regulations, and the applicable GCP and GLP standards must also be respected during the conduct of the trials, including the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use (“ICH”) guidelines on Good Clinical Practice and the ethical principles that have their origin in the Declaration of Helsinki. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial must be reported to the National Competent Authority and to the Ethics Committees of the EU member state where they occur.

During the development of a medicinal product, the EMA and national regulators within the EU provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Committee for Medicinal Products for Human Use (“CHMP”) on the recommendation of the Scientific Advice Working Party (“SAWP”). A fee is incurred with each scientific advice procedure, but is significantly reduced for designated orphan medicines. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future Marketing Authorization Application (“MAA”) of the product concerned.

Drug Marketing Authorization

In the EEA, after completion of all required clinical testing, pharmaceutical products may only be placed on the market after obtaining a MA. To obtain an MA of a drug under European Union regulatory systems, an applicant can submit an MAA through, amongst others, a centralized or decentralized procedure.

To be used or sold in the UK, a drug must have an effective MA granted by the Medicines and Healthcare Products Regulatory Agency (“MHRA”) under the Human Medicines Regulations 2012 (SI 2012/1916), as amended. MA applications are submitted electronically via the MHRA Submissions Portal. Under the MHRA’s national assessment procedure, the MHRA generally aims to reach a decision within 210 “clock-on” days, excluding any “clock-stops” while the applicant prepares responses to MHRA questions.

On August 30, 2023, the MHRA published detailed guidance on its recently announced new International Recognition Procedure (“IRP”) for MAAs. The IRP applies since January 1, 2024 and replaces existing EU reliance procedures to apply for authorizations from seven international regulators (e.g. Health Canada, Swiss Medic, FDA, EMA, among others). The IRP allows medicinal products approved in other jurisdictions that meet certain criteria to undergo a fast-tracked MHRA review to obtain and/or update a MA in the UK. Applicants can submit initial MAAs to the IRP but the procedure can also be used throughout the lifecycle of a product for post-authorization procedures including line extensions, variations and renewals.

Centralized Authorization Procedure

The centralized procedure provides for the grant of a single MA that is issued by the EC following the scientific assessment of the application by the European Medicines Agency (“EMA”) that is valid for all EU Member States as well as in the three additional EEA Member States (Norway, Iceland and Liechtenstein). The centralized procedure is compulsory for specific medicinal products, including for medicines developed by means of certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (gene therapy, somatic cell therapy, or tissue engineered medicines) and medicinal products with a new active substance indicated for the treatment of certain diseases (HIV/AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune diseases and other immune dysfunctions, and viral diseases). For medicinal products containing a new active substance not yet authorized in the EEA before May 20, 2004 and indicated for the treatment of other diseases, medicinal products that constitute significant therapeutic, scientific or technical innovations or for which the grant of a MA through the centralized procedure would be in the interest of public health at EU level, an applicant may voluntarily submit an application for a MA through the centralized procedure.

Under the centralized procedure, the CHMP is responsible for conducting the initial assessment of a drug. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing MA. Under the centralized procedure, the timeframe for the evaluation of an MAA by the EMA’s CHMP is, in principle, 210 days from receipt of a valid MAA. However, this timeline excludes clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP, so the overall process typically takes a year or more, unless the application is eligible for an accelerated assessment. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. Upon request, the CHMP can reduce the time frame to 150 days if the applicant provides sufficient justification for an accelerated assessment. The CHMP will provide a positive opinion regarding the application only if it meets certain quality, safety and efficacy requirements. This opinion is then transmitted to the EC, which has the ultimate authority for granting MA within 67 days after receipt of the CHMP opinion.

Decentralized Authorization Procedure

Medicines that fall outside the mandatory scope of the centralized procedure have three routes to authorization: (i) they can be authorized under the centralized procedure if they concern a significant therapeutic, scientific or technical innovation, or if their authorization would be in the interest of public health; (ii) they can be authorized under a decentralized procedure where an applicant applies for simultaneous authorization in more than one EU member state; or (iii) they can be authorized in an EU member state in accordance with that state’s national procedures and then be authorized in other EU countries by a procedure whereby the countries concerned agree to recognize the validity of the original, national MA (mutual recognition procedure).

The decentralized procedure permits companies to file identical MA applications for a medicinal product to the competent authorities in various EU Member States simultaneously if such medicinal product has not received marketing approval in any EU Member State before. This procedure is available for pharmaceutical products not falling within the mandatory scope of the centralized procedure. The competent authority of a single EU Member State, the reference member state, is appointed to review the application and provide an assessment report. The competent authorities of the other EU Member States, the concerned member states, are subsequently required to grant a MA for their territories on the basis of this assessment. The only exception to this is where the competent authority of an EU Member State considers that there are concerns of potential serious risk to public health, the disputed points are subject to a dispute resolution mechanism and may eventually be referred to the EC, whose decision is binding for all EU Member States.

Risk Management Plan

All new MAAs must include a Risk Management Plan (“RMP”) describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. RMPs are continually modified and updated throughout the lifetime of the medicine as new information becomes available. An updated RMP must be submitted: (i) at the request of EMA or a national competent authority, or (ii) whenever the risk-management system is modified, especially as the result of new information being received that may lead to a significant change to the benefit-risk profile or as a result of an important pharmacovigilance or risk-minimization milestone being reached. The regulatory authorities may also impose specific obligations as a condition of the MA. Since October 20, 2023, all RMPs for centrally authorized products are published by the EMA, subject only to limited redactions.

MA Validity Period

MAs have an initial duration of five years. After these five years, the authorization may subsequently be renewed on the basis of a reevaluation of the risk-benefit balance. Once renewed, the MA is valid for an unlimited period unless the EC or the national competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with only one additional five-year renewal. Applications for renewal must be made to the EMA at least nine months before the five-year period expires.

Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid.

For the UK, the period of three years during which the drug has not been marketed in Great Britain will be restarted from the date of conversion to a Great Britain MA. Following Windsor Framework changes, which became effective January 1, 2025, European Commission Union authorizations are no longer valid in Northern Ireland and centrally authorized products are instead authorized by the MHRA under UK-wide marketing authorizations; existing licenses for product licensed by the MHRA that covers Great Britain only become geographically valid UK-wide while retaining their license number/prefix.

On the other hand, for the EU, in the case the drug has been marketed in the UK, the placing on the UK market before the end of the period starting when the UK left the EU on January 31, 2020 and ending on December 31, 2020 (the “Brexit Transition Period”) will be taken into account. If, after the end of the Brexit Transition Period, the drug is not placed on any other market of the remaining member states of the EU, the three year period will start running from the last date the drug was placed on the UK market before the end of the Brexit Transition Period.

Exceptional Circumstances/Conditional Approval

Similar to accelerated approval regulations in the United States, conditional MAs can be granted in the EU in exceptional circumstances. A conditional MA can be granted for medicinal products where, although comprehensive clinical data referring to the safety and efficacy of the medicinal product have not been supplied, a number of criteria are fulfilled: (i) the benefit/risk balance of the product is positive, (ii) it is likely that the applicant will be in a position to provide the comprehensive clinical data, (iii) unmet medical needs will be fulfilled by the grant of the MA and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. Once a conditional MA has been granted, the MA holder must fulfil specific obligations within defined timelines. A conditional MA is valid for one year and must be renewed annually, but it can be converted into a standard MA once the MA holder fulfils the obligations imposed and the complete data confirm that the medicine’s benefits continue to outweigh its risks.

Data and Market Exclusivity

As in the United States, it may be possible to obtain a period of market and / or data exclusivity in the EU that would have the effect of postponing the entry into the marketplace of a competitor’s generic, hybrid or biosimilar product (even if the pharmaceutical product has already received a MA) and prohibiting another applicant from relying on the MA holder’s pharmacological, toxicological and clinical data in support of another MA for the purposes of submitting an application, obtaining MA or placing the product on the market. Innovative medicinal products, referred to as New Chemical Entities (“NCEs”) approved in the EU qualify for eight years of data exclusivity and 10 years of marketing exclusivity.

An additional non-cumulative one-year period of marketing exclusivity is possible if during the data exclusivity period (the first eight years of the 10-year marketing exclusivity period), the MA holder obtains an authorization for one or more new therapeutic indications that are deemed to bring a significant clinical benefit compared to existing therapies.

The data exclusivity period begins on the date of the product’s first MA in the EU. After eight years, a generic product application may be submitted and generic companies may rely on the MA holder’s data.

However, a generic product cannot launch until two years later (or a total of 10 years after the first MA in the EU of the innovator product), or three years later (or a total of 11 years after the first MA in the EU of the innovator product) if the MA holder obtains MA for a new indication with significant clinical benefit within the eight-year data exclusivity period. Additionally, another noncumulative one-year period of data exclusivity can be added to the eight years of data exclusivity where an application is made for a new indication for a well-established substance, provided that significant pre-clinical or clinical studies were carried out in relation to the new indication. Another year of data exclusivity may be added to the eight years, where a change of classification of a pharmaceutical product has been authorized on the basis of significant pre-trial tests or clinical trials (when examining an application by another applicant for or holder of market authorization for a change of classification of the same substance the competent authority will not refer to the results of those tests or trials for one year after the initial change was authorized).

Products may not be granted data exclusivity since there is no guarantee that a product will be considered by the EU’s regulatory authorities to include a NCE. Even if a compound is considered to be a NCE and the MA applicant is able to gain the prescribed period of data exclusivity, another company nevertheless could also market another version of the medicinal product if such company can complete a full MAA with their own complete database of pharmaceutical tests, preclinical studies and clinical trials and obtain MA of its product.

On April 26, 2023, the EC submitted a proposal for the reform of the European pharmaceutical legislation and negotiations are still ongoing. The timing for finalization of these negotiations and entry into force are unclear.

The current drafts envisage:

●	a shortening of the periods of data exclusivity from eight to six years (with transferrable vouchers for an additional year of market protection as an incentive for the development of new antibiotics),
●	earlier regulatory guidance and extension of market exclusivity for orphan medicines (depending on certain conditions),
●	four-year data exclusivity for additional indications of existing products, and
●	rules governing the availability of products (including shortage prevention plans and some supply obligations for manufacturers).

Orphan Designation and Exclusivity

The criteria for designating an orphan medicinal product in the EU are similar in principle to those in the United States. The EMA grants orphan drug designation if the medicinal product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the EU (prevalence criterion). In addition, Orphan Drug Designation can be granted if, for economic reasons, the medicinal product would be unlikely to be developed without incentives and if there is no other satisfactory method approved in the EU of diagnosing, preventing, or treating the condition, or if such a method exists, the proposed medicinal product is a significant benefit to patients affected by the condition. An application for orphan drug designation (which is not a MA, as not all orphan- designated medicines reach the authorization application stage) must be submitted first before an application for MA of the medicinal product is submitted. The applicant will receive a fee reduction for the MAA if the orphan drug designation has been granted, but not if the designation is still pending at the time the MA is submitted, and sponsors must submit an annual report to EMA summarizing the status of development of the medicine. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Designated orphan medicines are eligible for conditional MA.

The EMA’s Committee for Orphan Medicinal Products (“COMP”) reassesses the orphan drug designation of a product in parallel with the review for a MA; for a product to benefit from market exclusivity it must maintain its orphan drug designation at the time of MA review by the EMA and approval by the EC. Additionally, any MA granted for an orphan medicinal product must only cover the therapeutic indication(s) that are covered by the orphan drug designation. Upon the grant of a MA, orphan drug designation provides up to ten years of market exclusivity in the orphan indication.

During the 10-year period of market exclusivity, with a limited number of exceptions, the regulatory authorities of the EU Member States and the EMA may not accept applications for MA, accept an application to extend an existing MA or grant a MA for other similar medicinal products for the same therapeutic indication. A similar medicinal product is defined as a medicinal product containing a similar active substance or substances as contained in a currently authorized orphan medicinal product, and which is intended for the same therapeutic indication. An orphan medicinal product can also obtain an additional two years of market exclusivity for an orphan-designated condition when the results of specific studies are reflected in the Summary of Product Characteristics (“SmPC”) addressing the pediatric population and completed in accordance with a fully compliant Pediatric Investigation Plan (“PIP”). No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.

The 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, i.e. the condition prevalence or financial returns criteria under Article 3 of Regulation (“EC”) No. 141/2000 on orphan medicinal products. When the period of orphan market exclusivity for an indication ends, the orphan drug designation for that indication expires as well. Orphan exclusivity runs in parallel with normal rules on data exclusivity and market protection. Additionally, a MA may be granted to a similar medicinal product (orphan or not) for the same or overlapping indication subject to certain requirements.

In the UK, following the post-Brexit transition period, a system for incentivizing the development of orphan medicines was introduced. Overall, the requirements for orphan designation largely replicate the requirements in the EU and the benefit of market exclusivity has been retained. Products with an orphan designation in the EU can be considered for an orphan MA in Great Britain and, marketing authorizations granted for products that fulfil UK orphan criteria are valid UK-wide regardless of whether there is an EU orphan designation. The MHRA will review applications for orphan designation at the time of a MA, and will offer incentives, such as market exclusivity and full or partial refunds for MA fees to encourage the development of medicines in rare diseases. Separately, the MHRA has stated that it is considering updating its licensing framework for orphan medicines, with a draft framework expected by spring 2026.

Pediatric Development

In the EU, companies developing a new medicinal product are obligated to study their product in children and must therefore submit a PIP together with a request for agreement to the EMA. The EMA issues a decision on the PIP based on an opinion of the EMA’s Pediatric Committee (“PDCO”). Companies must conduct pediatric clinical trials in accordance with the PIP approved by the EMA, unless a deferral (e.g. until enough information to demonstrate its effectiveness and safety in adults is available) or waiver (e.g. because the relevant disease or condition occurs only in adults) has been granted by the EMA. The MAA for the medicinal product must include the results of all pediatric clinical trials performed and details of all information collected in compliance with the approved PIP, unless a waiver or a deferral has been granted, in which case the pediatric clinical trials may be completed at a later date. Medicinal products that are granted a MA on the basis of the pediatric clinical trials conducted in accordance with the approved PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two- year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the approved PIP are developed and submitted. An approved PIP is also required when a MA holder wants to add a new indication, medicinal form or route of administration for a medicine that is already authorized and covered by intellectual property rights.

In the UK, the MHRA has published guidance on the procedures for UK PIPs which, where possible, mirror the submission format and requirements of the EU system. From January 1, 2025, EU pediatric requirements are addressed via Windsor Framework categorization: for Category 2 products, both UK and EU pediatric requirements apply, and an EU-agreed PIP must also be in place (unless waived).

PRIME Designation

In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The Priority Medicines (“PRIME”) scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure.

Products from small-and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies on the basis of compelling non-clinical data and tolerability data from initial clinical trials. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted. Importantly, once a candidate medicine has been selected for the PRIME scheme, a dedicated contact point and rapporteur from the CHMP or from CAT are appointed facilitating increased understanding of the product at EMA’s

Committee level. A kick-off meeting with the CHMP/CAT rapporteur initiates these relationships and includes a team of multidisciplinary experts to provide guidance on the overall development plan and regulatory strategy. PRIME eligibility does not change the standards for product approval, and there is no assurance that any such designation or eligibility will result in expedited review or approval.

Post-Approval Regulation

Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the EC and/or the competent regulatory authorities of the EU Member States. This oversight applies both before and after grant of manufacturing licenses and MAs. It includes control of compliance with EU good manufacturing practices rules, manufacturing authorizations, pharmacovigilance rules and requirements governing advertising, promotion, sale, and distribution, recordkeeping, importing and exporting of medicinal products.

Failure by Yarrow or by any of its third-party partners, including suppliers, manufacturers and distributors, to comply with EU laws and the related national laws of individual EU Member States governing the conduct of clinical trials, manufacturing approval, MA of medicinal products and marketing of such products, both before and after grant of MA, statutory health insurance, bribery and anti-corruption or other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials or to grant MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

The holder of a MA for a medicinal product must also comply with EU pharmacovigilance legislation and its related regulations and guidelines, which entail many requirements for conducting pharmacovigilance, or the assessment and monitoring of the safety of medicinal products.

These pharmacovigilance rules can impose on holders of MAs the obligation to conduct a labor intensive collection of data regarding the risks and benefits of marketed medicinal products and to engage in ongoing assessments of those risks and benefits, including the possible requirement to conduct additional clinical studies or post-authorization safety studies to obtain further information on a medicine’s safety, or to measure the effectiveness of risk-management measures, which may be time consuming and expensive and could impact Yarrow’s profitability. MA holders must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of Periodic Safety Update Reports (“PSURs”) in relation to medicinal products for which they hold MAs.

The EMA reviews PSURs for medicinal products authorized through the centralized procedure. If the EMA has concerns that the risk benefit profile of a product has varied, it can adopt an opinion advising that the existing MA for the product be suspended, withdrawn or varied. The agency can advise that the MA holder be obliged to conduct post-authorization Phase 4 safety studies. If the EC agrees with the opinion, it can adopt a decision varying the existing MA. Failure by the MA holder to fulfill the obligations for which the EC’s decision provides can undermine the ongoing validity of the MA.

More generally, non-compliance with pharmacovigilance obligations can lead to the variation, suspension or withdrawal of the MA for the product or imposition of financial penalties or other enforcement measures.

The manufacturing process for pharmaceutical products in the EU is highly regulated and regulators may shut down manufacturing facilities that they believe do not comply with regulations. Manufacturing requires a manufacturing authorization, and the manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC (repealed by Directive 2017/1572 on January 31, 2022), Regulation (“EC”) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice (“GMP”) These requirements include compliance with EU GMP standards when manufacturing pharmaceutical products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the EU with the intention to import the active pharmaceutical ingredients into the EU. Amendments or replacements of at least Directive 2001/83/EC and Regulation (EC) No 726/2004 are part of the reform proposal for European pharmaceutical legislation. Similarly, the distribution of pharmaceutical products into and within the European Union is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU Member States. The manufacturer or importer must have a qualified person who is responsible for certifying that each batch of product has been manufactured in accordance with GMP, before releasing the product for commercial distribution in the EU or for use in a clinical trial. Manufacturing facilities are subject to periodic inspections by the competent authorities for compliance with GMP.

On October 27, 2025, the Council of the EU approved a framework for compulsory licensing of crisis- relevant products (including medicinal products) in crisis situations. While the proposal focuses on voluntary agreements with intellectual property rights holders, it includes rules on compulsory licensing as a measure of last resort upon activation / declaration of a crisis or emergency mode. The European Parliament has not yet voted on the proposal.

Sales and Marketing Regulations

The advertising and promotion of Yarrow’s products is also subject to EU laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. In addition, other national legislation of individual EU Member States may apply to the advertising and promotion of medicinal products and may differ from one country to another. These laws require that promotional materials and advertising in relation to medicinal products comply with the product’s SmPC as approved by the competent regulatory authorities.

The SmPC is the document that provides information to physicians concerning the safe and effective use of the medicinal product. It forms an intrinsic and integral part of the MA granted for the medicinal product. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off-label promotion. All advertising and promotional activities for the product must be consistent with the approved SmPC and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription-only medicines is also prohibited in the EU. Violations of the rules governing the promotion of medicinal products in the EU could be penalized by administrative measures, fines and imprisonment. These laws may further limit or restrict the advertising and promotion of Yarrow’s products to the general public and may also impose limitations on its promotional activities with healthcare professionals.

EU regulation with regards to dispensing, sale and purchase of medicines has generally been preserved in the UK following Brexit, through the Human Medicines Regulations 2012. However, organizations wishing to sell medicines online need to register with the MHRA. Following Brexit, the requirements to display the common logo no longer apply to UK-based online sellers, except for those established in Northern Ireland.

Anti-Corruption Legislation

In the EU, interactions between pharmaceutical companies and physicians are also governed by strict laws, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct both at EU level and in the individual EU Member States. The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is prohibited in the EU. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of the EU Member States. Violation of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain EU Member States also must be publicly disclosed. Moreover, agreements with physicians must often be the subject of prior notification and approval by the physician’s employer, his/her regulatory professional organization, and/or the competent authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes, or professional codes of conduct, applicable in the individual EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

In the UK, the pharmaceutical sector is recognized as being particularly vulnerable to corrupt practices, some of which fall within the scope of the Bribery Act 2010. Due to the Bribery Act 2010’s far-reaching territorial application, the potential penalized act does not have to occur in the UK to become within its scope. If the act or omission does not take place in the UK, but the person’s act or omission would constitute an offense if carried out there and the person has a close connection with the UK, an offense will still have been committed. The Bribery Act 2010 is comprised of four offenses that cover (i) individuals, companies and partnerships that give, promise or offer bribes, (ii) individuals, companies and partnerships that request, agree to receive or accept bribes, (iii) individuals, companies and partnerships that bribe foreign public officials, and (iv) companies and partnerships that fail to prevent persons acting on their behalf from paying bribes. The penalties imposed under the Bribery Act 2010 depend on the offence committed, harm and culpability and penalties range from unlimited fines to imprisonment for a maximum term of ten years and in some cases both.

Regulations in the UK and Other Markets

The UK formally left the EU on January 31, 2020 and EU laws now only apply to the UK in respect of Northern Ireland as laid out in the protocol on Ireland and Northern Ireland and as amended by the Windsor Framework sets out a long-term set of arrangements for the supply of medicines into Northern Ireland. The EU and the UK agreed on a trade and cooperation agreement, which includes provisions affecting the life sciences sector (including on customs and tariffs). There are some specific provisions concerning pharmaceuticals, including the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP issued documents. The TCA does not, however, contain wholesale mutual recognition of UK and EU pharmaceutical regulations and product standards.

The UK government has adopted the Medicines and Medical Devices Act 2021 (“the MMDA”) to enable the UK’s regulatory frameworks to be updated following the UK’s departure from the EU. The MMDA introduces regulation-making, delegated powers covering the fields of human medicines, clinical trials of human medicines, veterinary medicines and medical devices. The MHRA has since been consulting on future regulations for medicines and medical devices in the UK.

For other countries outside of the EU, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If Yarrow fails to comply with applicable foreign regulatory requirements, it may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Additional Regulation

In addition to the foregoing, local, state and federal laws, including in the United States and Israel, regarding such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect Yarrow’s business. These and other laws govern Yarrow’s use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, Yarrow’s operations. If Yarrow’s operations result in contamination of the environment or expose individuals to hazardous or biohazardous substances, Yarrow could be liable for damages, environmental remediation, and/or governmental fines. Yarrow believes that it is in material compliance with applicable environmental laws and occupational health and safety laws that continued compliance therewith will not have a material adverse effect on its business. Yarrow cannot predict, however, how changes in these laws may affect its future operations. Yarrow may incur significant costs to comply with such laws and regulations now or in the future.

Properties and Facilities

Yarrow is a primarily remote company and does not maintain a physical headquarters. Yarrow believes this arrangement supports its current and near-term future anticipated needs. For administrative and coworking purposes, Yarrow leases office space at 470 James Street, Suite 007, New Haven CT 06513. As Yarrow expands, it believes that suitable additional alternative spaces will be available in the future on commercially reasonable terms, if required.

Legal Proceedings

From time to time, Yarrow may be involved in legal proceedings arising in the ordinary course of its business. Yarrow is not presently a party to or aware of any legal proceedings that, in the opinion of management, would have, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on Yarrow due to defense and settlement costs, diversion of management resources, negative publicity and reputational harm, and other factors.

VYNE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, for purposes of this subsection only, all references to the “Company,” or “VYNE” refer to VYNE Therapeutics Inc. and its subsidiaries prior to the consummation of the Merger. You should read the following discussion and analysis of VYNE’s financial condition and results of operations in conjunction with the financial statements and the related notes thereto and other financial information included elsewhere in this proxy statement/prospectus. The following discussion contains forward-looking statements that reflect VYNE’s current plans, estimates and beliefs. VYNE’s actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this proxy statement/prospectus, particularly in the section titled “Risk Factors.” Please also see the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Company Overview

VYNE is a clinical-stage biopharmaceutical company focused on developing differentiated therapies to treat inflammatory and immune-mediated conditions with high unmet need.

VYNE has exclusive worldwide rights to research, develop and commercialize products containing small molecule BET inhibitors for the treatment of any disease, disorder or condition in humans, which it licensed from Tay Therapeutics Ltd., formerly known as In4Derm Ltd. (“Tay”). Bromodomain and extra terminal domain (“BET”) proteins are epigenetic enablers of transcription that regulate the expression of specific genes. Each BET protein consists of two bromodomains (“BD1” and “BD2”) and one end terminal (“ET”) domain. Through VYNE’s transaction with Tay, it obtained access to a library of new small molecule BET inhibitor compounds including those that inhibit both BD1 and BD2 (“pan-BD” BET inhibitor) and that selectively inhibit BD2 (“BD2-selective” BET inhibitor). VYNE initially focused its development efforts with these molecules on immune-mediated inflammatory diseases, which are not being targeted by current BET inhibitors in development.

VYNE is developing VYN202, an oral, small molecule BD2-selective BET inhibitor. VYN202 has been designed to achieve potential class-leading potency and selectivity for BD2 vs. BD1. By maximizing BD2 selectivity, VYNE believes VYN202 has the potential to be a potent oral immunomodulator option for both acute control and chronic management of immune-mediated inflammatory conditions, without the hematologic and gastrointestinal adverse effects associated with earlier generation systemic pan-BD BET inhibitors that were being developed in oncologic settings. VYNE has evaluated VYN202 in preclinical studies in areas such as nephrology, pulmonology, rheumatology and myeloproliferative neoplasms, among others. In December 2024, VYNE announced the completion of a Phase 1a single ascending dose/multiple ascending dose (“SAD/MAD”) trial of VYN202 in healthy volunteers and announced positive data from this trial in December 2024. VYNE initiated a Phase 1b trial in February 2025 in adult subjects with moderate-to-severe plaque psoriasis. In April 2025, the FDA verbally placed a clinical hold on VYNE’s Phase 1b trial evaluating VYN202 in subjects with moderate-to-severe plaque psoriasis following an observation of testicular toxicity in dogs from a non-clinical toxicology study of VYN202. In June 2025, the FDA lifted the clinical hold for two doses of VYN202 for female subjects and indicated that sufficient data from a 12-week non-clinical toxicology study of VYN202 in dogs would be required in order to resume studies in male clinical subjects. Following the clinical hold, VYNE made the decision to unblind the clinical data from the subjects who were enrolled in the trial. Based on interim unblinded clinical data from the Phase 1b trial, together with promising results from multiple preclinical models, VYNE terminated the Phase 1b psoriasis trial in support of continued advancement of VYN202 into other serious, immune-mediated diseases with more limited effective treatment options. In October 2025, VYNE initiated a repeat 12-week non-clinical toxicology study of VYN202 in male dogs to, which includes a 26-week recovery period, to potentially maximize strategic optionality. The study is expected to be completed in the second half of 2026, with a final report expected in the fourth quarter of 2026.

Until July 2025, VYNE’s lead product was repibresib gel (also known as VYN201), a topically administered, small molecule pan-bromodomain (“BD”) BET inhibitor designed as a “soft” drug to address diseases involving multiple, diverse inflammatory cell signaling pathways while providing low systemic exposure. VYNE announced positive results from a Phase 1b trial evaluating repibresib in nonsegmental vitiligo in October 2023 and initiated a Phase 2b trial in nonsegmental vitiligo in June 2024. In July 2025, VYNE announced that the trial did not meet its primary endpoint of the proportion of subjects achieving an improvement in Facial Vitiligo Area Scoring Index of at least 50% from baseline (“F-VASI50”) at week 24 compared to vehicle. Based on these data, VYNE discontinued the then ongoing extension phase of the trial and terminated the trial.

In August 2025, the VYNE board of directors initiated a strategic review to evaluate a range of options to maximize stockholder value, including the assessment of VYNE’s internal pipeline, financing opportunities and strategic alternatives, which resulted in its entry into the Merger Agreement with Yarrow as described in the section entitled “The Proposed Merger.” Following completion of the Merger, the Combined Company plans to focus on advancing YB-101 (also known as GS-098), a clinical-stage TSHR antibody for the treatment of GD, and exploring a clinical development plan for the treatment of TED and does not intend to continue development of any of VYNE’s legacy product candidates. However, at this time VYNE is continuing to conduct the activities described in the section entitled “VYNE’s Business,” including an ongoing 12-week non-clinical toxicology study of VYN202 in dogs. As such, VYNE may continue to evaluate opportunities for repibresib and VYN202 prior to and following the closing of the Merger, which may include a sale, license, transfer, disposition, divestiture or other strategic transaction. The counterparties in any such transaction may include officers, directors or stockholders of VYNE or its respective affiliates. Following the Merger, any potential future royalties from VYNE’s out-licensed product, Finacea foam, are expected to represent a potential passive revenue stream to the combined company rather than ongoing operating activities. If the Merger Agreement is terminated, VYNE may pursue other strategic alternatives, including financing opportunities, or liquidation.

The Proposed Merger

The Merger Agreement

Following the strategic review described above, on December 17, 2025, VYNE entered into the Merger Agreement with Yarrow, a privately held biotechnology company advancing YB-101 (also known as GS-098), a clinical-stage, humanized monoclonal antibody targeting the TSHR for the treatment of GD, and exploring a clinical development plan for TED, pursuant to which Yarrow will become a wholly owned subsidiary of VYNE and VYNE will operate under the name Yarrow Bioscience, Inc. following the Merger. VYNE anticipates that the Merger will close in the second quarter of 2026, subject to the satisfaction of certain closing conditions, along with the concurrent Yarrow Pre-Closing Financing (as described below). Following the Merger, the current business of Yarrow will become VYNE’s primary business.

Yarrow Series A Preferred Stock Financing

In connection with the execution of the Merger Agreement, certain institutional and accredited investors (the “Series A Investors”, led by an affiliate of RTW Investments) and Yarrow entered into a Series A stock purchase agreement, pursuant to which such persons invested in and purchased an aggregate of 20,242,911 shares of Yarrow Preferred Stock at a purchase price of $4.94 per share for aggregate gross proceeds to Yarrow of $100.0 million.

Yarrow Pre-Closing Financing

Concurrently with the execution and delivery of the Merger Agreement, the Series A Investors also entered into the Securities Purchase Agreement with Yarrow, pursuant to which such investors have agreed to purchase, immediately prior to the Merger, shares of Yarrow Common Stock or, in lieu thereof, Yarrow Pre-Funded Warrants, representing an aggregate commitment of approximately $100 million (the “Yarrow Pre-Closing Financing”).

The shares of Yarrow Common Stock and Yarrow Pre-Funded Warrants that are issued in the Yarrow Pre-Closing Financing will be or will have the right to be, respectively, converted into shares of VYNE Common Stock in the Merger.

The Securities Purchase Agreement contains customary representations and warranties of Yarrow and the purchaser parties thereto.

The Securities Purchase Agreement also contemplates Yarrow and the investors participating in the Yarrow Pre-Closing Financing entering into a registration rights agreement at the closing of the Yarrow Pre-Closing Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration and resale of certain shares of VYNE Common Stock that are held by the investors participating in the Yarrow Pre-Closing Financing from time to time pursuant to Rule 415.

Pre-Closing Special Cash Dividend

Further, prior to the closing of the Merger, VYNE expects to declare and set aside the aggregate cash amount to be paid in accordance with a special cash dividend (the “Special Cash Dividend”) to holders of record of outstanding shares of its common stock as of a record date prior to the effective time of the Merger, to be determined by its board of directors. The ex-dividend date in respect of the Special Cash Dividend will be determined by Nasdaq. VYNE’s stockholders of record prior to the ex-dividend date will be entitled to receive the special cash dividend, regardless of whether they beneficially own such shares as of the dividend date. The amount of the Special Cash Dividend is expected to be approximately $14,500,000 to $16,500,000 in the aggregate.

Known Trends, Events and Uncertainties

Business and Macroeconomic Conditions

Uncertainty in the global economy presents significant risks to VYNE’s business. VYNE is subject to continuing risks and uncertainties in connection with the current macroeconomic environment, including inflation, interest rates, financial market volatility and uncertainty, the impact of war or military conflict, including the wars in Ukraine and the Middle East, rising tensions between China and Taiwan and the response thereto, public health pandemics, global trade policy volatility, such as tariffs, and supply chain disruptions. Adverse effects of these large macroeconomic conditions have been prevalent in many of the areas where VYNE, its contract research organizations (“CROs”), suppliers or third-party business partners conduct business and as a result, VYNE has experienced disruptions and may continue to experience more pronounced disruptions in its operations. In addition, financial markets have experienced a period of high volatility due to these macroeconomic factors. The persistence of this volatility may impact VYNE’s ability to engage in capital market activities and adequately fund its operations. As of the filing date of this proxy statement/prospectus, the extent to which these macroeconomic events and conditions may impact VYNE’s financial condition, results of operations or liquidity is uncertain. The effect of these macroeconomic events and conditions may not be fully reflected in VYNE’s results of operations and overall financial performance until future periods. For further discussion of the possible impact of these macroeconomic conditions on VYNE’s business, financial condition, and operating results, see the section titled “Risk Factors.”

Development and License Agreements

Agreements with Tay Therapeutics

Evaluation and Option Agreement

In April 2021, VYNE entered into an Evaluation and Option Agreement (the “Option Agreement”) with Tay. Pursuant to the Option Agreement, Tay granted VYNE an exclusive option to obtain certain exclusive worldwide rights to research, develop and commercialize products containing Tay’s BET inhibitor compounds for the treatment of any disease, disorder or condition in humans. Pursuant to the Option Agreement, VYNE agreed to use commercially reasonable efforts to develop and manufacture a product with a pan-BD BET inhibitor as its active ingredient, and Tay agreed to provide a mutually agreed data package and select a new chemical entity development candidate from its Oral BETi Compounds. VYNE paid a $1.0 million non-refundable cash payment to Tay upon execution of the Option Agreement.

Under the terms of the Option Agreement, VYNE’s option (the “Oral Option”) with respect to the Oral BETi Compounds was to expire on June 30, 2022, but in June 2022, VYNE and Tay entered into a letter agreement to extend the option term to February 28, 2023. In February 2023, VYNE and Tay entered into an additional letter agreement pursuant to which the option term was further extended to April 30, 2023. VYNE exercised the Oral Option for VYN202 on April 28, 2023.

License for Locally Administered Pan-BD BET Inhibitor Program (Repibresib)

In August 2021, VYNE exercised its option with respect to the repibresib program and entered into a License Agreement (the “Repibresib License Agreement”) granting VYNE a worldwide, exclusive license that is sublicensable through multiple tiers to exploit certain of Tay’s pan-BD BET inhibitor compounds in all fields. VYNE has the sole responsibility for development, regulatory, marketing and commercialization activities to be conducted for the licensed products at its sole cost and discretion. VYNE is required to use commercially reasonable efforts to develop and, if approved, commercialize such products. Pursuant to the Repibresib License Agreement, a joint development committee consisting of one representative from each party reviews the progress of the development plan for the licensed products. Pursuant to the Repibresib License Agreement, VYNE may develop a product that contains or incorporates a specific BET inhibitor, whether alone or in combination with other active ingredients, in any form, formulation, presentation, or dosage, and for any mode of administration.

VYNE made a $0.5 million cash payment to Tay in 2021 in connection with entering into the Repibresib License Agreement. Pursuant to the Repibresib License Agreement, it agreed to make cash payments to Tay upon the achievement of specified clinical development and regulatory approval milestones with respect to each licensed topical product in the United States of up to $15.75 million for all indications, of which $1.8 million has been paid or accrued through December 31, 2025. Tay is entitled to additional milestone payments upon the achievement of regulatory approvals in certain non-U.S. jurisdictions. In addition, with respect to any products VYNE commercializes under the Repibresib License Agreement, VYNE will pay tiered royalties to Tay on net sales of such licensed products by it, its affiliates, or sublicensees, of 5%, 7.5% and 10% based on tiered annual net sales of licensed products under the Repibresib License Agreement and the VYN202 License Agreement, subject to specified reductions. VYNE is obligated to pay royalties until the latest of (1) the tenth anniversary of the first commercial sale of the relevant licensed product, (2) the expiration of the last valid claim of the licensed patent rights covering such licensed product in such country and (3) the expiration of regulatory exclusivity for the relevant licensed product in the relevant country, on a licensed product-by-licensed product and country-by-country basis.

Pursuant to the Repibresib License Agreement, VYNE was granted a sublicense under certain intellectual property which was licensed to Tay by the University of Dundee (“Dundee”) pursuant to a certain license agreement between Tay and Dundee effective as of July 24, 2020 and amended and restated on October 8, 2021 (the “Head License”). On February 13, 2025, Tay and Dundee entered into an agreement for the termination of the Head License and assignment of such intellectual property from Dundee to Tay. Upon termination of the Head License, the Repibresib License Agreement was accordingly amended to reflect the assignment of the intellectual property to Tay upon its payment in full to Dundee. The amendment does not change any of Tay’s or VYNE’s rights or obligations under the Repibresib License Agreement, except that any obligations owed by VYNE to Dundee with respect to repibresib are now owed to Tay.

License for Selective BET Inhibitor Program (VYN202)

On April 28, 2023, VYNE exercised the Oral Option and entered into a license agreement (the “VYN202 License Agreement”) with Tay granting VYNE a worldwide, exclusive license that is sublicensable through multiple tiers to exploit certain of Tay’s Oral BETi Compounds in all fields. VYNE has the sole responsibility for development, regulatory, marketing and commercialization activities to be conducted for the licensed products at its sole cost and discretion, and shall use commercially reasonable efforts to develop and, if approved, commercialize such products. VYNE may sublicense its rights to a third party without Tay’s consent. Pursuant to the VYN202 License Agreement, a joint development committee consisting of one representative from each party reviews the progress of the development plan for the licensed products.

VYNE made a cash payment of $3.75 million to Tay in connection with entering into the VYN202 License Agreement. Pursuant to the terms of the VYN202 License Agreement, VYNE agreed to make cash payments to Tay of up to $43.75 million upon the achievement of specified clinical development and regulatory approval milestones with respect to each licensed oral product in the United States for all indications, of which $2.3 million has been paid or accrued through December 31, 2025. In August 2025, VYNE paid Tay $1.0 million in partial satisfaction of the “Phase 2 Milestone” under the VYN202 License Agreement for the initiation of the Phase 1b trial in psoriasis and amended the VYN202 License Agreement to provide that upon initiation of a new clinical trial in a target patient population involving VYN202 for oral administration with an efficacy endpoint, regardless of the trial’s phase designation or regulatory classification, VYNE shall pay Tay the remaining $4.0 million under the “Phase 2 Milestone.” All other terms of the VYN202 License Agreement were unchanged. Tay is entitled to additional milestone payments upon the achievement of regulatory approvals in certain non-U.S. jurisdictions. In addition, with respect to any products VYNE commercializes under the VYN202 License Agreement, it will pay tiered royalties to Tay on net sales of such licensed products by it, its affiliates, or sublicensees, of 5%, 7.5% and 10% based on tiered annual net sales of licensed products under the VYN202 License Agreement and the Repibresib License Agreement, subject to specified reductions. VYNE is obligated to pay royalties until the latest of (1)     the tenth anniversary of the first commercial sale of the relevant licensed product, (2) the expiration of the last valid claim of the licensed patent rights covering such licensed product in such country and (3) the expiration of regulatory exclusivity for the relevant licensed product in the relevant country, on a licensed product-by-licensed product and country-by-country basis.

Components of Results of Operations

Segment Results

As of December 31, 2024, VYNE adopted ASU 2023-07, Segment Reporting (Topic 280) to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. VYNE has identified and reports as one operating segment. See “Note 15 — Segment Information” for further details.

Revenues

Historically, VYNE has generated revenues under development and license agreements, including royalty payments from sales of Finacea foam. VYNE previously licensed the rights to Finacea to LEO Pharma A/S (“LEO Pharma”). Formulation and use patents for Finacea foam currently expire in 2027 and 2029, respectively, but may experience an earlier loss of exclusivity due to generic entry. Royalty revenues for the years ended December 31, 2025 and 2024 were $0.6 million and $0.5 million, respectively, from LEO Pharma in connection with sales of Finacea.

Operating Expenses

Research and development expenses

VYNE’s research and development expenses relate primarily to the development of repibresib and VYN202. VYNE charges all research and development expenses to operations as they are incurred.

VYNE’s total research and development expenses for the years ended December 31, 2025 and 2024 were $19.2 million and $30.9 million, respectively.

Research and development expenses consist primarily of:

●	employee-related expenses, including salaries, benefits and related expenses, including share-based compensation expenses, for research and development personnel;
●	expenses incurred under agreements with third parties, including CROs, subcontractors, suppliers and consultants that conduct regulatory activities, clinical trials and preclinical studies;
●	expenses incurred to acquire, develop and manufacture clinical trial materials;
●	expenses and milestone payments incurred under licensing agreements;
●	costs associated with the creation, development and protection of intellectual property; and
●	other costs associated with preclinical and clinical activities and regulatory operations.

General and administrative expenses

VYNE’s general and administrative expenses for the years ended December 31, 2025 and 2024 were $11.1 million and $13.2 million, respectively.

VYNE’s general and administrative expenses consist principally of:

●	employee-related expenses, including salaries, benefits and related expenses, including share-based compensation expenses;
●	professional fees for legal, auditing, tax and other consulting expenses; and
●	facility, insurance, information technology, travel, and depreciation expenses.

Other Income, net

Other income, net primarily consists of amounts recognized for the settlement of the employee retention tax credits (“ERTC”) in 2025 and interest earned on VYNE’s cash, cash equivalents and marketable securities.

Income Taxes and Net Operating Loss Carryforwards

VYNE has incurred significant net operating losses (“NOLs”) since its inception. VYNE expects to continue to incur NOLs until such a time when it generates adequate revenues for it to reach profitability. As of December 31, 2025, VYNE had federal and state NOL carryforwards of $332.1 million and $94.2 million, respectively, of which $4.1 million will begin to expire in 2037 for federal purposes and $94.2 million will begin to expire in 2040 for state purposes. As of December 31, 2025, VYNE had federal research and development tax credit carryforwards of $7.1 million which will begin to expire in 2031. VYNE has no state research and development tax credit carryforwards. As of December 31, 2025, VYNE had $227.8 million in federal and state NOLs with no limited period of use.

NOLs and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of VYNE immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. State NOLs and tax credit carryforwards may be subject to similar limitations under state laws. VYNE has not completed a Section 382 study through December 31, 2025; however, VYNE has completed a 382 study through March 31, 2025, and it determined that the Company experienced ownership changes in connection with the 2020 merger between Menlo Therapeutics (VYNE’s predecessor company) and Foamix Pharmaceuticals Ltd. and with its private placement transaction in November 2023. As a result of the ownership changes, $40.2 million of federal NOLs and $2.1 million of research and development tax credits are expected to expire unutilized and have been written off. VYNE may experience ownership changes in the future as a result of the Merger or subsequent shifts in VYNE’s stock ownership, some of which may be outside of its control. As a result, even if VYNE earns net taxable income, its ability to use the NOL and tax credit carryforwards may be materially limited, which could harm its future operating results by effectively increasing its future tax obligations.

Results of Operations for the Years Ended December 31, 2025 and 2024

			Increase/	Increase/
	Year Ended December 31,		(Decrease)	(Decrease)
(in thousands, except %)	2025	2024	$	%
Revenues
Royalty revenues	$570	$501	$69	13.8%
Total revenues	570	501	69	13.8%
Operating expenses
Research and development	19,237	30,946	(11,709)	(37.8)%
General and administrative	11,082	13,192	(2,110)	(16.0)%
Total operating expenses	30,319	44,138	(13,819)	(31.3)%
Operating loss	(29,749)	(43,637)	(13,888)	(31.8)%
Other income, net	3,017	3,834	(817)	(21.3)%
Loss from continuing operations before income taxes	(26,732)	(39,803)	(13,071)	(32.8)%
Income tax expense	4	4	—	*
Loss from continuing operations	(26,736)	(39,807)	(13,071)	(32.8)%
Income (loss) from discontinued operations, net of income taxes	253	(27)	(280)	*
Net loss	$(26,483)	$(39,834)	$(13,351)	(33.5)%
*	percentage not meaningful

Revenues

Revenues totaled $0.6 million and $0.5 million for the years ended December 31, 2025 and 2024, respectively, consisting of royalty revenue from VYNE’s royalty agreement with LEO Pharma.

Research and development expenses

VYNE’s research and development expenses for the year ended December 31, 2025 were $19.2 million, representing a decrease of $11.7 million, or 37.8%, compared to $30.9 million for the year ended December 31, 2024. The decrease was primarily due to a decrease of $7.8 million in expenses for repibresib, a decrease of $3.5 million in expenses for VYN202 and a decrease of $0.4 million related to consulting services. The $7.8 million decrease in expenses for repibresib was primarily driven by the timing of expenses for the Phase 2b trial in nonsegmental vitiligo, including VYNE’s decision to terminate the trial following the announcement of topline results in July 2025. The $3.5 million decrease in expenses for VYN202 was primarily driven by decreased clinical expenses for the Phase 1 trials evaluating VYN202, partially offset by a $1.0 million milestone payment made to Tay in the third quarter of 2025 under an amendment to the VYN202 License Agreement.

General and administrative expenses

VYNE’s general and administrative expenses for the year ended December 31, 2025 were $11.1 million, representing a decrease of approximately $2.1 million, or 16.0%, compared to $13.2 million for the year ended December 31, 2024. The decrease was primarily driven by $1.6 million of employee related expenses and consulting and professional fees of $0.5 million.

Other income, net

Other income, net for the years ended December 31, 2025 and 2024 was $3.0 million and $3.8 million, respectively. The decrease was primarily related to decreased interest income earned on cash, cash equivalents and marketable securities compared to prior period, partially offset by the recognition of $1.3 million in income during 2025 related to the closure of the IRS examination period of the Company’s ERTC filings.

Income (loss) from discontinued operations, net of income taxes

Due to the sale of the MST Franchise during the first quarter of 2022, in accordance with ASC 205, Discontinued Operations, VYNE has classified the results of the MST Franchise as discontinued operations in its consolidated statements of operations and comprehensive loss for all periods presented. See “Note 4 — Discontinued Operations” in VYNE’s consolidated financial statements.

Liquidity and Capital Resources

Sources of Liquidity

On December 17, 2025, VYNE entered into the Merger Agreement pursuant to which, among other matters, Merger Sub will merge with and into Yarrow, with Yarrow surviving as a wholly-owned subsidiary of the Company. The closing of the Merger is subject to approval by our stockholders and the stockholders of Yarrow and other customary closing conditions. Our future operations are highly dependent on the success of the proposed Merger with Yarrow.

As of December 31, 2025, VYNE had cash, cash equivalents, and marketable securities of $29.0 million and an accumulated deficit of $757.7 million. VYNE had no outstanding debt as of December 31, 2025. For the year ended December 31, 2025, VYNE incurred a net loss of $26.5 million and used $33.1 million of cash in operations. Based on VYNE’s current operating plan, it believes its existing cash, cash equivalents, and marketable securities are sufficient to fund its operating and capital expenditure requirements through the anticipated closing date of the Merger and for a period of at least 12 months from the date of issuance of the audited consolidated financial statements of VYNE appearing elsewhere in this proxy statement/prospectus; however, VYNE has based this estimate on assumptions that may prove to be wrong, and it may use its capital resources sooner that it expects.

If VYNE’s available cash, cash equivalents, and marketable securities are insufficient to satisfy its liquidity requirements, it may need to raise additional capital to fund its operations. No assurance can be given as to whether additional needed financing will be available on terms acceptable to VYNE, if at all. If sufficient funds on acceptable terms are not available when needed, VYNE may be required to suspend or forego certain planned activities. Failure to manage discretionary spending or raise additional financing, as needed, would adversely impact VYNE’s ability to achieve its intended business objectives and have an adverse effect on its results of operations and future prospects.

VYNE’s sources of funding for the years ended December 31, 2025 and 2024 are further evaluated in the cash flow section below. Other than VYNE’s obligations pursuant to the Tay License Agreements, VYNE has no ongoing material financial commitments that may affect its liquidity over the next five years. See the section titled “Development and License Agreements — Agreements with Tay Therapeutics” for additional discussion of VYNE’s financial obligations under the Tay License Agreements.

VYNE’s Future Funding Requirements

VYNE’s primary uses of capital were historically compensation and related expenses, research and development costs to support its product candidate pipeline, legal and other regulatory expenses and general overhead costs. Now that VYNE has suspended and is winding down its research and development activities in anticipation of the Merger with Yarrow, its operations will be limited and it expects that VYNE expenses other than those related to the Merger will decrease significantly.

VYNE’s future operations are highly dependent on the success of the proposed Merger with Yarrow. If the Merger Agreement with Yarrow is terminated, we may pursue other strategic alternatives, including financing opportunities, or liquidation.

If the Merger is not completed, in order to continue the development of VYN202 (including making milestone payments pursuant to the VYN202 License Agreement), or any future product candidates, VYNE will require substantial additional capital. Accordingly, VYNE may seek to raise any necessary additional capital through private or public equity or debt financings, loans or other capital sources, which could include collaborations, partnerships or other licensing or other strategic arrangements with third parties. To the extent that VYNE raises additional capital through equity financings or convertible debt securities, the ownership interest of VYNE’s stockholders will be or could be diluted, and the terms of these securities may include liquidation, voting or other preferences that adversely affect the rights of VYNE’s common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting VYNE’s ability to take specific actions, including restricting VYNE’s operations and limiting VYNE’s ability to incur liens, issue additional debt, pay dividends, repurchase our common stock, make certain investments or engage in merger, consolidation, licensing, or asset sale transactions. If VYNE raises capital through collaborations, partnerships, and other similar arrangements with third parties, it may be required to grant rights to develop and market product candidates that it would otherwise prefer to develop and market by itself. VYNE may be unable to raise additional capital from these sources on favorable terms, or at all.

In addition, the amount of proceeds that VYNE may be able to raise pursuant to its shelf registration statement on Form S-3 is limited. As of the filing of this proxy statement/prospectus, VYNE is subject to the general instructions of Form S-3 known as the “baby shelf rules.” Under these rules, the amount of funds VYNE can raise through primary public offerings of securities in any 12-month period using its registration statement on Form S-3 is limited to one-third of the aggregate market value of the shares of the common stock held by its non-affiliates. Therefore, VYNE will be limited in the amount of proceeds it is able to raise by selling shares of common stock using its Form S-3 until such time as its public float exceeds $75.0 million.

VYNE’s ability to raise additional capital may also be adversely impacted by global economic conditions and disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from bank failures, other general macroeconomic conditions and otherwise. The failure to obtain sufficient capital on acceptable terms when needed could have a material adverse effect on our business, results of operations or financial condition, including requiring us to delay, reduce or curtail our research or product development efforts. We cannot provide assurance that we will ever generate positive cash flow from operating activities.

VYNE’s present and future funding requirements will depend on a number of factors, including the following:

●	the costs and timing of the Merger;
●	VYNE’s ability to complete the Merger or, if the Merger is not completed, identify and consummate another strategic transaction;
●	the scope, timing, progress, results, and costs of researching and developing VYN202;
●	the scope, timing, progress, results, and costs of preclinical studies and clinical trials for any other current and future programs;
●	the time and costs involved in obtaining regulatory approval for our other pipeline product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates;

●	terms and timing of any acquisitions, collaborations or other arrangements;
●	the cost and timing of attracting, hiring, and retaining skilled personnel to support our operations;
●	the number of potential new products VYNE identifies and decide to develop;
●	the costs involved in filing and prosecuting patent applications and obtaining, maintaining and enforcing patents or defending against claims or infringements raised by third parties, and license royalties or other amounts we may be required to pay to obtain rights to third party intellectual property rights; and
●	the costs associated with operating as a public company.

VYNE’s operating plan may change as a result of many factors currently unknown, and any such change may affect VYNE’s funding requirements. VYNE may therefore need to seek additional capital sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations or additional license arrangements. Such financings may result in dilution to stockholders, imposition of debt covenants and repayment obligations or other restrictions that may affect its business.

Cash Flows

The following table summarizes VYNE’s cash flows for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024

	(in thousands)
Net cash (used in) / provided by:
Operating activities	$(33,124)	$(33,972)
Investing activities	37,368	23,365
Financing activities	(143)	(141)

Net cash used in operating activities

During the year ended December 31, 2025, net cash used in operating activities was $33.1 million and primarily reflected our net loss of $26.5 million adjusted for non-cash share-based compensation expense of $2.3 million, partially offset by the amortization of premium on marketable securities of $0.8 million. The remainder of the cash used in operations was due to net changes in assets and liabilities, which was largely driven by a $12.3 million decrease in trade payables, accrued expenses, employee related obligations and other long-term liabilities and a $4.2 million decrease in trade receivables, prepaid expenses and other assets. The decreases were largely attributable to the wind down of the clinical trials for repibresib and VYN202 and the related fees for contract research organizations, investigative sites, and other service providers that assist in conducting preclinical research studies and clinical trials.

During the year ended December 31, 2024, net cash used in operating activities was $34.0 million and primarily reflected VYNE’s net loss of $39.8 million adjusted for non-cash share-based compensation expense of $3.3 million, partially offset by the amortization of premium on marketable securities of $2.4 million. The remainder of the cash used in operations was due to net changes in assets and liabilities, which was largely driven by a $6.0 million increase in trade payables, accrued expenses, employee related obligations and other long-term liabilities. This increase was primarily comprised of accruals related to fees for CROs, investigative sites, and other service providers that assist in conducting preclinical research studies and clinical trials.

Net cash provided by investing activities

During the year ended December 31, 2025, net cash provided by investing activities was $37.4 million and consisted of $68.3 million of proceeds received from the sale and maturity of marketable securities, partially offset by $30.9 million paid for the purchase of marketable securities.

During the year ended December 31, 2024, net cash provided by investing activities was $23.4 million and consisted of $84.0 million of proceeds received from the sale and maturity of marketable securities, partially offset by $60.5 million paid for the purchase of marketable securities and $0.1 million paid for the purchase of property and equipment.

Net cash used in financing activities

During the year ended December 31, 2025, net cash used in financing activities related to $0.1 million of withholdings from the exercise of options and issuance of shares for share-based compensation arrangements.

During the year ended December 31, 2024, net cash used in financing activities related to $0.1 million of withholdings from the exercise of options and issuance of shares for share-based compensation arrangements.

Cash and Funding Sources

VYNE’s sources of funding in the year ended December 31, 2025 consisted primarily of $68.3 million of proceeds received from the sale and maturity of marketable securities.

VYNE’s sources of funding in the year ended December 31, 2024 consisted primarily of $84.0 million of proceeds received from the sale and maturity of marketable securities.

Contractual Obligations

Lease Commitments

In November 2022, VYNE signed a Sublease Agreement (the “Sublease”) to sublease approximately 5,755 square feet of office space (the “Leased Premises”) in Bridgewater, New Jersey through September 30, 2023. VYNE signed a Lease Agreement (the “Master Lease”) to lease the Leased Premises following the termination of the Sublease through September 30, 2025, which VYNE extended to October 30, 2025. Since November 1, 2025, VYNE operates on a fully remote model. VYNE has no operating lease obligations at December 31, 2025.

R&D Commitments

VYNE enters into contracts in the normal course of business with CROs, CMOs and other service providers for clinical trials, preclinical studies and testing, manufacturing and other services and products for operating purposes. These contracts generally provide for termination upon notice, and therefore VYNE believes that its non-cancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

As of December 31, 2025, VYNE did not have any off-balance sheet arrangements.

Critical Accounting Policies and Significant Judgments and Estimates

VYNE prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States. The preparation of consolidated financial statements also requires VYNE to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. VYNE bases its estimates on historical experience and on various other assumptions that it believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by VYNE’s management. To the extent that there are differences between VYNE’s estimates and actual results, its future financial statement presentation, financial condition, results of operations and cash flows will be affected.

While VYNE’s significant accounting policies are more fully described in “Note 2 — Significant Accounting Policies,” to the consolidated financial statements of VYNE included elsewhere in this proxy statement/prospectus, it believes that the following accounting policies are the most critical to assist stockholders and investors reading the consolidated financial statements in fully understanding and evaluating VYNE’s financial condition and results of operations. These policies relate to significant areas involving management’s judgments and estimates and that require VYNE’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Research and Development Expenses

VYNE makes estimates of its accrued research and development expenses as of each balance sheet date in its consolidated financial statements based on facts and circumstances known to it at that time. There may also be instances in which payments made to VYNE’s vendors will exceed the level of service provided and result in a prepayment of the expense. In accruing expenses, VYNE estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, VYNE adjusts the accrual or the amount of the prepaid expense accordingly. Although VYNE does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting higher or lower amounts in any particular period. To date, there have not been any material adjustments to VYNE’s prior estimates of accrued research and development expenses.

Recently Issued Accounting Pronouncements

Certain recently issued accounting pronouncements are discussed in “Note 2 — Significant Accounting Policies,” to the consolidated financial statements of VYNE included elsewhere in this proxy statement/ prospectus.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF VYNE

VYNE is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information otherwise required under this section.

YARROW MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Yarrow’s financial condition and results of operations in conjunction with the financial statements and the related notes thereto and other financial information included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements based upon Yarrow’s current plans, estimates and beliefs related to future events and Yarrow’s future financial performance that involve risks, uncertainties and assumptions. Yarrow’s actual results and the timing of events could differ materially from those discussed in these forward-looking statements as a result of various factors. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this proxy statement/prospectus, particularly in the section titled “Risk Factors.” Please also see the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Yarrow is a clinical-stage biopharmaceutical company focused on developing novel biotherapeutics to treat autoimmune diseases affecting the thyroid. Yarrow’s lead product candidate, YB-101 (also known as GenSci098), is a humanized, monoclonal antibody targeting the thyroid stimulating hormone receptor (“TSHR”), which Yarrow plans to develop for the treatment of Graves’ disease (“GD”) and potentially thyroid eye disease (“TED”). Both GD and TED are serious and poorly treated autoimmune diseases in which autoantibodies against TSHR attack and overstimulate the receptor, leading to a wide spectrum of thyroidal and extra-thyroidal clinical sequelae. YB-101 was designed to selectively bind to TSHR and block autoantibody-induced receptor activation, thereby directly inhibiting the pathogenic activity of thyroid-stimulating autoantibodies that drive disease progression in GD and TED as well as the biological pathway responsible for hyperthyroidism and orbitopathy. In December 2025, Yarrow in-licensed from Changchun Genescience Pharmaceutical Company, Ltd. (“GenSci”) the exclusive rights to develop YB-101 for the treatment of GD and TED outside of China.

From its inception in October 2025 until it in-licensed the exclusive rights to develop YB-101 for GD and TED outside of China from GenSci, Yarrow devoted substantially all of its resources to raising capital, organizing and staffing the Company, business and scientific planning, establishing arrangements with third parties, and providing general and administrative support for these operations. Since December 2025, Yarrow has continued its focus on these activities and has also initiated clinical development of YB-101 in GD including filing an IND with FDA which has been cleared and formally engaging a CRO to conduct a Phase 2 trial in the United States and other countries. As of March 1, 2026, Yarrow has four employees, and does not intend to use any of the workforce of VYNE or GenSci going forward, except for the expected appointment of VYNE’s Chief Financial Officer, Tyler Zeronda, as Chief Financial Officer of the Combined Company after the closing of the Merger, and potential continued employment of certain finance personnel from VYNE’s finance department. Yarrow does not have any products approved for sale and has not generated any revenue from product sales. To date, Yarrow has funded its operations primarily with proceeds from the issuance of Yarrow preferred stock, par value $0.0001 per share (the “Yarrow Preferred Stock”), from which Yarrow received gross proceeds of $100.0 million in December 2025.

Yarrow has incurred operating losses since inception. Yarrow’s ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of YB-101 and any future product candidates Yarrow may develop. Yarrow generated net losses of $71.0 million for the period from October 3, 2025 (inception) to December 31, 2025. As of December 31, 2025, Yarrow had an accumulated deficit of $71.0 million. Yarrow expects to continue to incur significantly increased expenses for the foreseeable future if and as Yarrow:

●	continues the clinical development of YB-101 in the United States and territories outside of China and initiates and advances preclinical studies and clinical trials of future product candidates;
●	seeks and identifies additional product candidates and initiates discovery-related activities and preclinical studies for those product candidates;
●	pursues INDs or comparable foreign applications that allow commencement of its planned clinical trials or future clinical trials;
●	initiates enrollment in and successfully completes clinical trials;
●	hires research and development, clinical, manufacturing and commercial personnel;

●	adds operational, financial and management information systems and personnel;
●	experiences any delays, challenges, or other issues associated with the preclinical and clinical development of its product candidates, including with respect to its regulatory strategies;
●	develops, maintains and enhances a sustainable, scalable, reproducible and transferable clinical and commercial-scale current good manufacturing practices (“cGMP”) capabilities through a third-party or Yarrow’s own manufacturing facility for Yarrow’s current and any future product candidates;
●	seeks, obtains and maintains regulatory approvals for any product candidates for which Yarrow successfully completes clinical trials;
●	ultimately establishes a sales, marketing and distribution infrastructure to commercialize any product candidates for which Yarrow may obtain regulatory approval;
●	generates revenue from commercial sales of product candidates for which Yarrow receives regulatory approval, if any;
●	pursues positive results from future clinical trials that support the safety, tolerability and efficacy profile of any product candidates Yarrow may develop;
●	maintains, expands, enforces, defends and protects its intellectual property portfolio and other intellectual property protection or regulatory exclusivity for any products Yarrow may develop and defend any intellectual property-related claims;
●	further acquires or in-licenses product candidates or programs, intellectual property and technologies;
●	maintains Yarrow’s current collaboration and establishes and maintains any future collaborations, including making royalty, milestone or other payments thereunder; and
●	incurs additional costs of operating as a public company, including increased costs of audit, legal, regulatory and tax-related services associated with maintaining compliance with an exchange listing and SEC requirements, director and officer insurance premiums and investor and public relations costs.

Any changes in the outcome of any of these variables with respect to the development of Yarrow’s current and any future product candidates could mean a significant change in the costs and timing associated with the development of such product candidates. For example, if the FDA or another comparable regulatory authority were to require Yarrow to conduct clinical trials beyond those that Yarrow currently anticipates, or if Yarrow experiences significant delays in its future preclinical studies or clinical trials, Yarrow would be required to expend significant additional financial resources and time to advance and complete clinical development. Yarrow may never obtain regulatory approval for any of its product candidates.

Yarrow will not generate revenue from product sales unless and until Yarrow successfully initiates and completes clinical development and obtains regulatory approval for any product candidates. If Yarrow obtains regulatory approval for any of its product candidates and does not enter into a commercialization partnership, Yarrow expects to incur significant expenses related to developing its commercialization capability to support product sales, manufacturing, marketing, and distribution.

As a result of all the foregoing, Yarrow expects to need substantial additional funding to support its continued operations and growth strategy. Until such a time as Yarrow can generate significant revenue from product sales, if ever, Yarrow expects to finance its operations through the sale of equity, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. Yarrow may be unable to raise additional funds or enter into such other agreements on favorable terms, or at all. If Yarrow fails to raise capital or enter into such agreements as, and when, needed, Yarrow may have to significantly delay, scale back or discontinue the development and commercialization of one or more of its product candidates.

Because of the numerous risks associated with product development, Yarrow is unable to accurately predict the timing or amount of increased expenses or when or if Yarrow will be able to achieve or maintain profitability. Even if Yarrow is able to generate product sales, Yarrow may not become profitable. If Yarrow fails to become profitable or are unable to sustain profitability on a continuing basis, then Yarrow may be unable to continue its operations at planned levels and be forced to reduce or terminate its operations.

As of December 31, 2025, Yarrow had cash and cash equivalents of $100.0 million ($30.0 million after the payment of the $70.0 million upfront license fee).

VYNE and Yarrow entered into the Merger Agreement on December 17, 2025, pursuant to which, among other matters, Merger Sub will merge with and into Yarrow, with Yarrow surviving as a wholly owned subsidiary of VYNE and the surviving corporation of the Merger. In connection with the Merger, VYNE will change its name to “Yarrow Bioscience, Inc.” VYNE following the Merger is referred to herein as the “Combined Company.” The Combined Company will be led by Yarrow’s management team and will focus on developing novel biotherapeutics to treat autoimmune diseases affecting the thyroid.

Concurrent with the execution of the Merger Agreement, Yarrow entered into a Series A stock purchase agreement with certain institutional and accredited investors pursuant to which such persons invested in and purchased (the “Series A Financing”) an aggregate of 20,242,911 shares of Yarrow Preferred Stock at a purchase price of $4.94 per share for aggregate gross proceeds to Yarrow of $100.0 million.

Concurrent with the execution of the Merger Agreement, Yarrow also entered into a Securities Purchase Agreement with certain investors pursuant to which Yarrow agreed to issue and sell to investors in the Yarrow Pre-Closing Financing shares of Yarrow Common Stock and pre-funded warrants to purchase shares of Yarrow Common Stock (each, a “Yarrow Pre-Funded Warrant”) at an estimated purchase price of $7.06 per share and $7.0599 per pre-funded warrant for an aggregate purchase price of $100.0 million, which is expected to close immediately prior to the Closing. At the effective time of the Merger, (i) shares of Yarrow Common Stock issued in the Yarrow Pre-Closing Financing will be converted into shares of VYNE Common Stock in accordance with the Exchange Ratio and (ii) Yarrow Pre-Funded Warrants will be converted into a pre-funded warrant to purchase shares of VYNE Common Stock, subject to adjustment as set forth in the Merger Agreement and the form of pre-funded warrant. The proceeds from the Yarrow Pre-Closing Financing are expected to advance the Combined Company’s pipeline and will be used for research and development, business development, working capital, and other general corporate purposes.

Yarrow estimates that the net proceeds from the Yarrow Pre-Closing Financing, together with its existing cash and cash equivalents as of the date of this proxy statement/prospectus, including the net proceeds from the Series A Financing, will be sufficient to enable Yarrow to fund its operating expenses and capital expenditure requirements into 2028. Yarrow has based this estimate on assumptions that may prove to be wrong, Yarrow’s operating plan may change as a result of many factors currently unknown to Yarrow and Yarrow could exhaust its available capital resources sooner than Yarrow expects. See the sections titled “— Liquidity and Capital Resources” and “Risk Factors — Risks Related to Yarrow — Risks Related to Yarrow’s Limited Operating History, Financial Position and Capital Requirements” in this proxy statement/ prospectus.

Impact of General Economic Risk Factors on Yarrow’s Operations

Uncertainty in the global economy presents significant risks to Yarrow’s business. Yarrow is subject to continuing risks and uncertainties in connection with the current macroeconomic environment, including increases in inflation, fluctuating interest rates, new or increased tariffs and other barriers to trade, changes to fiscal and monetary policy or government budget dynamics (particularly in the pharmaceutical and biotech areas), bank failures, geopolitical factors, including the ongoing conflicts between Russia and Ukraine and in the Middle East and the responses thereto and rising tensions with China, and supply chain disruptions. While Yarrow is closely monitoring the impact of the current macroeconomic and geopolitical conditions on all aspects of its business, including the impacts on Yarrow’s access to capital, ability to manufacture drug product, ability to conduct clinical trials, and its clinical trial participants, employees, suppliers, vendors and business partners, the ultimate extent of the impact on Yarrow’s business remains highly uncertain and will depend on future developments and factors that continue to evolve. Most of these developments and factors are outside Yarrow’s control and could exist for an extended period of time. Yarrow will continue to evaluate the nature and extent of the potential impacts to its business, results of operations, liquidity and capital resources. For additional information, see the section titled “Risk Factors — Risks Related to Yarrow — Risks Related to Yarrow’s Business and Operations” in this proxy statement/ prospectus.

Components of Results of Operations

Revenue

To date, Yarrow has not generated revenue from any sources, including product sales, and does not expect to generate any revenue from the sale of products in the foreseeable future. If Yarrow’s development efforts for its product candidates are successful and result in regulatory approval, Yarrow may generate revenue in the future from product sales or payments from future collaboration or license agreements that Yarrow may enter into with third parties, or any combination thereof. Yarrow cannot predict if, when, or to what extent Yarrow will generate revenue from the commercialization and sale of its product candidates. Yarrow may never succeed in obtaining regulatory approval for any of its product candidates.

Operating Expenses

Yarrow’s operating expenses consist of (i) research and development expenses and (ii) general and administrative expenses.

Research and Development

Research and development expenses consist primarily of costs incurred in connection with the development and research of Yarrow’s product candidates. These expenses include:

●	expenses incurred in connection with the clinical development of YB-101 and discovery-phase and clinical development of any future product candidates Yarrow may identify, including under future agreements with third parties, such as consultants and contractors; and
●	personnel-related expenses, including recruiting costs, salaries, bonuses, benefits and equity-based compensation expense.

Yarrow expenses research and development costs as incurred. For the period from October 3, 2025 (inception) to December 31, 2025, Yarrow recognized $70.0 million of expenses in connection with the upfront payment to GenSci (as defined below) for entry into the GenSci License Agreement (as defined below), in Yarrow’s statement of operations and comprehensive loss. See the section titled “Contractual Obligations and Commitments” below for further details on the research plan.

Yarrow’s primary focus since inception has been the identification and development of its pipeline product candidates. Yarrow’s research and development expenses primarily consist of external costs, such as the upfront payment made to GenSci under the GenSci License Agreement. See the section titled “Contractual Obligations and Commitments” below for further details on the GenSci License Agreement.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses, including recruiting costs, salaries, bonuses, benefits, and equity-based compensation, for individuals in Yarrow’s executive, finance, operations, human resources, legal, business development and other administrative functions. Other significant general and administrative expenses include legal fees relating to corporate matters and patent-related activities, insurance costs, information technology, and professional and consulting fees associated with accounting, audit, tax and investor and public relations.

Yarrow expects that its general and administrative expenses will increase substantially for the foreseeable future as Yarrow increases its headcount and establishes office space to support the expected growth. Yarrow also expects to incur increased expenses associated with the Merger, the Yarrow Pre-Closing Financing and becoming a public company, including increased costs of accounting, audit, legal, regulatory and tax related services associated with maintaining compliance with SEC requirements, additional director and officer insurance costs, and investor and public relations costs. Yarrow also expects to incur additional intellectual property-related expenses as Yarrow files patent applications to protect innovations arising from its research and development activities.

Results of Operations for the Period from October 3, 2025 (Inception) to December 31, 2025

The following table summarizes Yarrow’s statement of operations and comprehensive loss for the period presented (in thousands):

October 3, 2025
(Inception)
through December 31,
2025
Operating expenses:
Research and development	$604
Acquired in-process research and development	70,000
General and administrative	390
Total operating expenses	70,994
Net loss	$(70,994)

Research and Development Expenses

The following table summarizes Yarrow’s research and development expenses incurred for the period presented (in thousands):

October 3, 2025
(Inception)
through December 31,
2025
External research and development costs for YB-101:
Clinical expenses	$604
Total research and development expenses	$604

Research and development expenses were $0.6 million for the period from October 3, 2025 (inception) to December 31, 2025, consisting of research and development expense due to third party contract research organizations (“CROs”) for clinical development costs for YB-101.

Acquired In-Process Research and Development

●	$70.0 million of acquired in-process research and development expense was incurred in connection with the upfront payment to GenSci for entry into the GenSci License Agreement. Such expense was recognized as acquired in-process research and development since further development and regulatory approval of the licensed product candidate is necessary and since there is no alternative use that the Company can benefit from.

General and Administrative Expenses

The following table summarizes Yarrow’s total general and administrative expenses for the period presented (in thousands):

October 3, 2025
(Inception)
through December 31,
2025
Professional and consulting fees	$380
Other	10
Total general and administrative expenses	$390

General and administrative expenses were $0.4 million for the period from October 3, 2025 (inception) to December 31, 2025 and consisted primarily of professional and consulting fees associated with accounting, audit, investor and public relations, and legal fees due to an increase in Yarrow’s business activity and as Yarrow began preparing to become a public company.

Liquidity and Capital Resources

Sources of Liquidity

Since its inception, Yarrow has incurred significant operating losses. Yarrow expects to incur significant expenses and operating losses for the foreseeable future as Yarrow commences clinical development of YB-101. Yarrow has not yet commercialized any products and Yarrow does not expect to generate revenue from sales of products for several years, if at all. To date, Yarrow has funded its operations primarily with proceeds from the sale of Yarrow Preferred Stock. In December 2025, Yarrow received $100.0 million in gross proceeds from the issuance of Yarrow Preferred Stock. As of December 31, 2025, Yarrow had cash and cash equivalents of $100.0 million ($30.0 million after the payment of the $70.0 million upfront license fee).

Yarrow’s primary use of cash is to fund the development of YB-101 and advance its pipeline. This includes both the research and development costs and the general and administrative expenses required to support those operations. Since Yarrow is currently a clinical-stage biotechnology company, Yarrow has incurred significant operating losses since its inception and Yarrow anticipates such losses to increase as Yarrow continues to pursue clinical development of its product candidates, prepares for the potential commercialization of Yarrow’s product candidates, and expands Yarrow’s pipeline research and development efforts. Yarrow estimates that the net proceeds from the Yarrow Pre-Closing Financing, together with its existing cash and cash equivalents as of the date of this proxy statement/prospectus, including the net proceeds from the Series A Financing, will be sufficient to enable Yarrow to fund its operating expenses and capital expenditure requirements into 2028. Yarrow will need to secure additional financing in the future to fund additional research and development, and before a commercial drug can be produced, marketed, and sold. If Yarrow is unable to obtain additional financing or generate license or product revenue, the lack of liquidity could have a material adverse effect on Yarrow.

Cash Flows

The following table summarizes Yarrow’s cash flows for the period presented (in thousands):

October 3, 2025
(Inception)
through December 31,
2025
Net cash provided by operating activities	$140
Net cash provided by financing activities	99,854
Net increase in cash	$99,994

Net Cash Used in Operating Activities

From October 3, 2025 (inception) to December 31, 2025, net cash provided by operating activities was $0.1 million, which was primarily attributable to a net loss of $71.0 million, offset by changes in operating assets and liabilities of $71.1 million.

Net Cash Provided by Financing Activities

From October 3, 2025 (inception) to December 31, 2025, net cash provided by financing activities was $99.9 million, consisting primarily of $100.0  million of net proceeds from the issuance of Yarrow Preferred Stock, partially offset by $0.1 million of payments in deferred offering costs.

Future Funding Requirements

To date, Yarrow has not generated any revenue from product sales. Yarrow does not expect to generate revenue from product sales unless and until Yarrow successfully completes preclinical and clinical development of, receives regulatory approval for, and commercializes a product candidate, and Yarrow does not know when, or if at all, that will occur. Yarrow expects its expenses to increase substantially in connection with its ongoing activities, particularly as Yarrow initiates clinical trials and advances future preclinical activities and studies. In addition, if Yarrow obtains regulatory approval for any product candidates, Yarrow expects to incur significant expenses related to product sales, marketing, and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Further, upon the completion of the Merger, Yarrow expects to incur additional costs associated with operating as a public company. The timing and amount of Yarrow’s operating expenditures will depend largely on the factors set out above. For more information, see the section titled “Risk Factors — Risks Related to Yarrow — Risks Related To Yarrow’s Limited Operating History, Financial Position and Capital Requirements” in this proxy statement/prospectus.

Yarrow’s funding requirements and timing and amount of its operating expenditures will depend on many factors, including, but not limited to:

●	the rate of progress in Yarrow’s clinical development of YB-101 and future research and development and discovery-related development of future product candidates;
●	the scope, progress, results and costs of product candidates and discovery-related activities and preclinical studies for those product candidates;
●	Yarrow’s ability to successfully file INDs or comparable foreign applications and obtain authorization to commence Yarrow’s planned clinical trials or future clinical trials;
●	the costs of enrollment and successful completion of clinical trials;
●	the costs necessary to pursue positive results from Yarrow’s future clinical trials that support a finding of safety and effectiveness and an acceptable risk-benefit profile in the intended populations;
●	the costs of hiring research and development, clinical, manufacturing and commercial personnel;
●	the costs of adding operational, financial and management information systems and personnel;
●	the costs necessary to obtain regulatory approvals, if any, for any approved products in the United States and other jurisdictions, and the costs of post-marketing studies that could be required by regulatory authorities in jurisdictions where approval is obtained;
●	the costs of developing, maintaining and enhancing sustainable, scalable, reproducible and transferable clinical and commercial-scale cGMP capabilities through a third-party or Yarrow’s own manufacturing facility for its product candidates;
●	the costs and timing of future commercialization activities, including establishing sales, marketing and distribution infrastructure to commercialize any product candidates, for any of Yarrow’s product candidates for which Yarrow receives regulatory approval;
●	the revenue, if any, received from commercial sales of Yarrow’s product candidates for which Yarrow receives marketing approval;

●	the costs and timing of preparing, maintaining, expanding, enforcing, defending and protecting Yarrow’s intellectual property rights and protection or regulatory exclusivity for any products Yarrow may develop and defending any intellectual property-related claims;
●	the timing and payment of milestone, royalty or other payments Yarrow must make pursuant to Yarrow’s existing and potential future collaborations and licensing arrangements with third parties;
●	the costs Yarrow incurs in maintaining business operations;
●	the costs associated with being a public company, including costs of audit, legal, regulatory and tax-related services associated with maintaining compliance with an exchange listing and SEC requirements, director and officer insurance premiums and investor and public relations costs;
●	the effect of competing technological and market developments; and
●	the extent to which Yarrow acquires or invests in businesses, products and technologies, including entering into licensing or collaboration arrangements for product candidates.

Identifying potential programs and product candidates and conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and Yarrow may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, Yarrow’s product candidates, if approved, may not achieve commercial success. Yarrow’s commercial revenues, if any, will be derived from sales of products that Yarrow does not expect to be commercially available for many years, if ever. Accordingly, Yarrow will need to obtain substantial additional funds to achieve its business objectives.

Adequate additional funds may not be available to Yarrow on acceptable terms, or at all. Yarrow does not currently have any committed external source of funds. To the extent that Yarrow raises additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Additional debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Yarrow’s ability to take specific actions, such as incurring debt, making capital expenditures or declaring dividends and may require the issuance of warrants, which could potentially dilute your ownership interest.

If Yarrow raises additional funds through strategic collaborations or licensing arrangements with third parties, Yarrow may have to relinquish valuable rights to its technologies, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to Yarrow. If Yarrow is unable to raise additional funds through equity or debt financings when needed, Yarrow may be required to delay, limit or terminate its product development programs or any future commercialization efforts or grant rights to develop and market product candidates to third parties that Yarrow would otherwise prefer to develop and market itself.

As of December 31, 2025, Yarrow had cash and cash equivalents of $100.0 million. Yarrow estimates that the net proceeds from the Yarrow Pre-Closing Financing, together with its existing cash and cash equivalents as of the date of this proxy statement/prospectus, including the net proceeds from the Series A Financing, will be sufficient to enable Yarrow to fund its operating expenses and capital expenditure obligations requirements into 2028. Yarrow has based this estimate on assumptions that may prove to be wrong, Yarrow’s operating plan may change as a result of many factors currently unknown to Yarrow and Yarrow could exhaust its available capital resources sooner than Yarrow expects.

Contractual Obligations and Other Commitments

GenSci License Agreement

On December 15, 2025, GenSci and Yarrow entered into an exclusive license agreement (the “GenSci License Agreement”), pursuant to which Yarrow obtained from GenSci an exclusive, royalty-bearing license to develop, manufacture, and commercialize YB-101 (also known as GS-098), an antibody targeting the TSHR, outside Greater China for all fields of use, including the treatment of GD and TED. GenSci retained rights to exploit these assets in Greater China. Under the GenSci License Agreement, and subject to limited exceptions in which GenSci will perform certain development activities outside Greater China, Yarrow is responsible for all development and commercialization activities for YB-101 outside Greater China. GenSci is obligated to provide Yarrow with clinical data relating to YB-101 that exists as of the effective date in connection with the initial know-how transfer. Additionally, each party is obligated to provide the other party with certain clinical data generated by that party during the development of YB-101 as part of the ongoing know-how transfer.

More specifically, clinical data generated by GenSci will be shared with Yarrow for inclusion in global safety reports and regulatory submissions by Yarrow to global health authorities including the FDA. Yarrow will become the manager of the YB-101 global safety database; as a result, data sharing between Yarrow and GenSci will continue during the term of the GenSci License Agreement. Yarrow does not currently anticipate outsourcing preclinical or clinical research to GenSci, but could consider doing so in the future. Manufacturing data generated by GenSci related to the manufacturing and testing of YB-101 will be shared with Yarrow on an ongoing basis to support global regulatory filings related to manufacturing.

Exclusivity

Subject to customary exceptions, during the term of the GenSci License Agreement, neither Yarrow (with respect to activities outside Greater China) nor GenSci (with respect to activities in Greater China), nor their respective affiliates, may directly or indirectly clinically develop or commercialize specified categories of antibodies directed to TSHR.

Financial Consideration

Under the GenSci License Agreement, GenSci received an upfront payment of $70.0 million. GenSci is also eligible to receive up to approximately $1.295 billion in additional contingent payments based on GenSci’s completion of the manufacturing technology transfer, GenSci’s achievement of a development milestone, as well as Yarrow’s achievement of development, regulatory approval, and commercial sales-based milestones. Specifically, GenSci is eligible to receive up to approximately $100 million in contingent payments based on the achievement of specified clinical development milestones by Yarrow or GenSci, as applicable, and up to $150 million in contingent payments based on Yarrow’s achievement of specified regulatory approval milestones. In addition, GenSci is eligible to receive tiered royalties ranging from the low teens to the low-mid teens on annual net product sales outside Greater China during the applicable royalty term. The royalty term for a licensed product in a given country commences upon the first commercial sale of the licensed product in that country and continues until the latest of: (a) the expiration of the last royalty-bearing valid claim of the licensed patents covering the licensed product in that country; (b) the tenth anniversary of the first commercial sale of the licensed product in that country; and (c) the expiration of all regulatory exclusivity for the licensed product in that country. The expected expiry of the last-to-expire royalty payment obligation is January 20, 2046.

Termination

The GenSci License Agreement will remain in effect until the expiration of all royalty terms. Either party may terminate the GenSci License Agreement for an uncured material breach or insolvency of the other party. GenSci may terminate the GenSci License Agreement in the event of a specified patent challenge by Yarrow or its affiliates or if Yarrow ceases all development activities outside Greater China for a substantial period of time prior to achieving a specified regulatory approval milestone. Following a specified near-term triggering event, Yarrow may terminate the GenSci License Agreement for convenience upon providing the required notice.

Critical Accounting Policies and Significant Judgments and Estimates

Yarrow’s management’s discussion and analysis of its financial condition and results of operations is based on its financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Yarrow to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues recognized and expenses incurred during the reporting periods. Yarrow’s estimates are based on its historical experience and on various other factors that Yarrow believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While Yarrow’s significant accounting policies are described in more detail in Note 2 to its financial statements for the period October 3, 2025 (inception) to December 31, 2025 included elsewhere in this proxy statement/prospectus, Yarrow believes the following accounting policies used in the preparation of Yarrow’s financial statements require the most significant judgments and estimates.

Research and Development Contract Costs Accruals

Yarrow records the costs associated with research and development as incurred. These costs are a significant component of Yarrow’s research and development expenses, with a substantial portion of Yarrow’s ongoing research and development activities conducted by third-party service providers, including CROs and CMOs.

Yarrow accrues for expenses resulting from payments due under the GenSci License Agreement and agreements with CROs, CMOs, and other outside service providers for which payment flows do not match the periods over which materials or services are provided to Yarrow. Accruals are recorded based on estimates of services received and efforts expended pursuant to agreements established with GenSci, CROs, CMOs, and other outside service providers. These estimates are typically based on contracted amounts applied to the proportion of work performed and determined through analysis with internal personnel and external service providers as to the progress or stage of completion of the services. Yarrow makes significant judgments and estimates in determining the accrual balance in each reporting period. In the event advance payments are made to GenSci, a CRO, a CMO, or outside service provider, the payments will be recorded as a prepaid asset which will be expensed as the contracted services are performed. Changes in these estimates that result in material changes to Yarrow’s accruals could materially affect Yarrow’s results of operations. For the periods presented, Yarrow has not experienced any material deviations between accrued and actual research and development expenses.

Stock-Based Compensation

Yarrow measures stock-based awards granted to employees, directors, and non-employees in the form of stock options to purchase shares of Yarrow Common Stock, based on their fair value on the date of grant using the Black-Scholes model. Compensation expense for those awards is recognized using the straight- line method over the requisite service period, which is generally the vesting period of the respective award for employees. Compensation expense for awards to non-employees with service-based vesting conditions is recognized in the same manner as if Yarrow had paid cash in exchange for the goods or services, which is generally over the vesting period of the award. Yarrow accounts for forfeitures as they occur. Yarrow classifies its stock-based compensation expenses in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The Black-Scholes model uses inputs that are determined by the Yarrow board of directors on the date of grant and assumptions Yarrow makes for the volatility of stock-based awards, the expected term of stock- based awards, the risk-free interest rate for a period that approximates the expected term of Yarrow’s stock- based awards and its expected dividend yield. Yarrow has historically been a private company and lacks company-specific historical and implied volatility information of its stock. Therefore, Yarrow estimates its expected stock volatility based on the historical volatility of a representative group of public companies in the biotechnology industry for a term equal to the remaining time of the expected term. The expected term of Yarrow’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain- vanilla” stock options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the options on the date of measurement. Yarrow has estimated a 0% dividend yield based on the expected dividend yield and the fact that Yarrow has never paid, and does not expect to pay, any cash dividends in the foreseeable future. See Note 2 to Yarrow’s financial statements for the period October 3, 2025 (inception) to December 31, 2025 included elsewhere in this proxy statement/prospectus for information concerning certain of the specific assumptions Yarrow used in applying the Black-Scholes model to determine the estimated fair value of its stock options granted in the periods presented.

Determination of Fair Value of Common Stock

As there has been no public market for the Yarrow Common Stock from October 3, 2025 (inception) to date, the estimated fair value of stock-based awards has been determined by the Yarrow board of directors as of the date of grant, with input from management, and with consideration of additional objective and subjective factors that Yarrow believed were relevant. All options to purchase shares of Yarrow’s common stock are intended to be granted with an exercise price per share no less than the estimated fair value per share of the common stock underlying those options on the date of grant, based on the information known to Yarrow on the date of grant. The third-party valuations of the common stock were performed using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation. In addition, the Yarrow board of directors considered various objective and subjective factors to determine the fair value of Yarrow’s share- based awards as of each grant date, including:

●	the price at which Yarrow sold shares of Yarrow Preferred Stock and the preferences of the Yarrow Preferred Stock relative to its stock-based awards at the time of each grant;
●	the valuations of Yarrow Common Stock;
●	the progress of Yarrow’s research and development programs;
●	Yarrow’s stage of development and business strategy;
●	external market conditions affecting the biotechnology industry and trends within the biotechnology industry;
●	Yarrow’s financial position, including cash on hand, and Yarrow’s historical and forecasted performance and operating results; and
●	the lack of an active public market for Yarrow Common Stock at the grant dates.

Yarrow Common Stock valuations were prepared using a hybrid method, including an option pricing method (“OPM”). The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The hybrid method is a probability-weighted expected return method (“PWERM”), where the equity value in one or more of the scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

Yarrow’s independent third-party valuation was used, in part, by Yarrow’s board of directors to determine the price per share of Yarrow Common Stock and by management to determine the estimated fair value of the Yarrow Common Stock. This valuation utilized the hybrid method described above to value the common stock as of December 17, 2025. This valuation included merger transaction and longer term trade sale / transaction scenarios. From inception to April 17, 2026, Yarrow has issued the following stock option awards to its employees and non-employee directors:

					(in thousands)
				Grant
				Date		Unrecognized
	Award	Number	Exercise	Fair	Compensation	Compensation
Grant Date	Type	Granted	Price	Value	Expense	Expense
1/30/2026(1)	Stock Options	1,812,476	$4.44	$3.16	$5,718	$5,418
4/17/2026(1)	Stock Options	930,732	$4.44	$3.03	$2,816	$2,816
(1)	Yarrow’s independent third-party valuation was used, in part, by the Yarrow board of directors to determine the price per share of common stock and by management to determine the estimated fair value of the common stock. An independent third-party valuation of Yarrow determined that the value of Yarrow’s common stock was $4.44 per share as of December 17, 2025, which was utilized to determine the exercise price and the grant date fair value of stock options granted by Yarrow on January 30, 2026. The fair value of Yarrow’s common stock was estimated using a hybrid as part of Yarrow’s December 17, 2025 valuation of its common stock price per share, which considered a merger transaction scenario and a longer term trade sale / transaction scenario. The probability of a merger scenario in the December 17, 2025 valuation was 80%, which was mainly driven by Yarrow’s execution of the Merger Agreement with VYNE, the Series A Preferred Stock Purchase Agreement, and the Securities Purchase Agreement on December 17, 2025.

The difference between the fair value of the Yarrow Common Stock as of December 17, 2025 of $4.44 per share and the merger valuation of approximately $7.06 per share is the result of the application of (i) a present value discount reflecting the expected timing of the Merger closing and (ii) a discount for lack of marketability of the Yarrow Common Stock, which were both taken into account in Yarrow’s determination of the fair value of its common stock in the December 17, 2025 valuation. Additionally, the merger valuation is based only upon a scenario in which Yarrow completes the Merger and is not probability-weighted, in contrast to the December 17, 2025 valuation of the Yarrow Common Stock, which considered multiple potential outcomes, resulting in a lower valuation of the common stock than the merger valuation. Yarrow also signed an agreement for a Series A Preferred Stock financing at $4.94 per share concurrently with the execution of the Merger Agreement. The $4.94 price is generally consistent with the value of common stock implied by the merger scenario in the December 17, 2025 valuation after applying the present value adjustment and discount for lack of marketability described above.

In the December 17, 2025 valuation, the probability weighting of the merger transaction scenario was 80%. If Yarrow had instead applied a weighting of 100% to the scheduled merger transaction scenario, the fair value of the common stock in the December 17, 2025 valuation would have been $6.19 per share (before giving effect to any discount for lack of marketability) as of December 17, 2025.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if Yarrow had used significantly different assumptions or estimates, the fair value of Yarrow’s incentive shares and its stock- based compensation expense could have been materially different.

Once a public trading market for Yarrow Common Stock has been established in connection with the completion of the Merger, it is no longer necessary for the Yarrow board of directors to estimate the fair value of Yarrow’s stock-based awards in connection with Yarrow’s accounting for granted stock-based awards or other such awards Yarrow may grant, as the fair value of Yarrow Common Stock and share-based awards is determined based on the quoted market price of Yarrow Common Stock.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact Yarrow’s financial position, results of operations or cash flows is disclosed in Note 2 to Yarrow’s financial statements for the period October 3, 2025 (inception) to December 31, 2025 included elsewhere in this proxy statement/ prospectus.

Off-Balance Sheet Arrangements

During the periods presented Yarrow did not have, nor does Yarrow currently have, any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures About Market Risks

Yarrow is a smaller reporting company, as defined by Rule 12b-2 under the Exchange Act and in Item 10(f)(1) of Regulation S-K, and is not required to provide the information under this item.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Upon the completion of the Merger, the business and affairs of the Combined Company will be managed under the direction of the Combined Company’s board of directors.

The Combined Company’s board of directors will initially be fixed at six members, consisting of current Yarrow board members Rebecca Frey, Mona Ashiya, Bill Lundberg, Steven Hoerter, Peter Silverman and William White. In addition, OrbiMed has the right to designate one additional director in future.

Pursuant to a letter agreement dated April 15, 2026, by and among OrbiMed, Yarrow and, following the Closing, the Combined Company (the “Letter Agreement”), OrbiMed is entitled to designate (a) up to two directors to the Combined Company’s board of directors so long as they hold at least 15% of the outstanding shares of the Combined Company’s common stock or a reference ownership percentage of at least 90% of their ownership immediately following the Closing, and (b) one such director as long as they hold at least 7.5% of the outstanding shares or a reference ownership percentage of at least 50% (the “OrbiMed Designee(s)”), in each case as calculated pursuant to the Letter Agreement. Mona Ashiya, a Member at OrbiMed, was appointed to the Yarrow board of directors in December 2025 in connection with Yarrow’s Series A Preferred Stock financing and serves as an OrbiMed Designee. OrbiMed has the right to designate one additional director in future after the closing of the Merger.

Each executive officer of the Combined Company will serve at the discretion of the Combined Company’s board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the proposed Combined Company’s directors or executive officers.

All of VYNE’s current directors are expected to resign from their positions as directors of VYNE, effective as of the Closing.

The following table sets forth the name, age as of April 17, 2026 and position of each of the individuals who are expected to serve as executives and directors of the Combined Company following completion of the Merger:

Name	Age	Position
Executive Officers
Rebecca Frey, Pharm.D.	52	Chief Executive Officer and Director
Tyler Zeronda	40	Chief Financial Officer
Steven Ryder, M.D.	75	Chief Medical Officer
Lori Payton, Ph.D.	60	Chief Development Officer
Rachael Alford, Ph.D.	53	Chief Operating Officer
Non-Employee Directors
Mona Ashiya, Ph.D.	57	Director
Bill Lundberg, M.D.	62	Chair and Director
Steven Hoerter	55	Director
Peter Silverman, J.D.	48	Director
William White, J.D.	53	Director

Executive Officers

Rebecca Frey. Ms. Frey has served as Yarrow’s Chief Executive Officer and President since October 2025 and as a member of the Yarrow board of directors since December 2025. She was elected as an At-Large Director in accordance with the Yarrow Charter. Prior to joining Yarrow, Ms. Frey served as a Venture Partner at RTW, a leading life sciences investment firm, from February 2025 to January 2026 and served as a Venture Partner at Elm Street Ventures from February 2021 to December 2025. Ms. Frey also served as the interim Chief Executive Officer of Prolium Bioscience, a biotechnology company, from February 2025 to July 2025. Prior to joining RTW, Ms. Frey served as Chief Executive Officer of Siduma Therapeutics, a biotechnology company, from April 2021 to May 2024, Chief Operating Officer at EvolveImmune Therapeutics, Inc., a biotechnology company, from February 2020 to December 2021, Chief Operating Officer at Cardurion Pharmaceuticals, Inc., a biotechnology company, from 2018 to 2020, and Executive Vice President of Operations at Prevail Therapeutics Inc. (formerly, Nasdaq: PRVL), a biotechnology company, from 2017 to 2018. Prior to joining Prevail, Ms. Frey held various operational leadership roles at Alexion Pharmaceuticals, Inc. (formerly, Nasdaq: ALXN), a biopharmaceutical company, from October 2006 to September 2017. Prior to her service at Alexion

Pharmaceuticals, Ms. Frey worked in development and medical affairs at Novartis Pharmaceuticals and was an Assistant Professor at Northeastern University. Ms. Frey currently serves on the board of Octant Bio, a biotechnology company. Ms. Frey previously served as Executive Chair of Artelis Biopharma from August 2024 to December 2025 and served on the board of directors of Halda Therapeutics, from 2019 until it was acquired by Johnson & Johnson in 2025. Ms. Frey served as a director of Latinos in Bio, a 501c(3) nonprofit organization, from August 2023 to February 2025. Ms. Frey holds a Doctor of Pharmacy degree from Northeastern University and completed a post-doctoral clinical research fellowship at Northeastern University and Tufts Medical Center. Ms. Frey also holds an Executive Certificate in Management and Leadership from the MIT Sloan School of Management. Ms. Frey is Directorship Certified by the National Association of Corporate Directors (NACD.DC).

Yarrow believes Ms. Frey is qualified to serve as a member of the Combined Company’s board of directors because of her extensive experience as a senior executive at numerous biotechnology companies and her operational background and expertise as an investor in life sciences companies, as well as her scientific and medical background.

Tyler Zeronda. Mr. Zeronda is expected to serve as Yarrow’s Chief Financial Officer upon the closing of the Merger. Mr. Zeronda served as Chief Financial Officer and Treasurer of VYNE Therapeutics Inc. (Nasdaq: VYNE), a biopharmaceutical company, since March 2022 and previously served as VYNE’s Interim Chief Financial Officer and Treasurer from June 2021 to March 2022. Mr. Zeronda previously served as Vice President of Finance of VYNE from March 2020 to June 2021 and as Vice President of Finance of Foamix Pharmaceuticals Ltd. (formerly, Nasdaq: FOMX), a pharmaceutical company, from April 2019 until its merger with VYNE in March 2020, where he helped lead the buildout of the company’s finance department in the U.S. and was responsible for financial planning, commercial finance and supply chain. From April 2013 until April 2019, Mr. Zeronda held positions across corporate and operational finance at Aerie Pharmaceuticals Inc. (formerly, Nasdaq: AERI), a pharmaceutical company, where he helped the company scale and transition from a pre-IPO, clinical-stage company to a commercial-stage public company. Mr. Zeronda began his career at Ernst & Young, LLP where he focused on assurance services in the healthcare industry. Mr. Zeronda received his Master of Science in accounting from the University of Virginia, holds a Bachelor of Arts with a double major in economics and business and history from Lafayette College and is a licensed CPA.

Steven Ryder, M.D. Dr. Ryder has served as Yarrow’s Chief Medical Officer since April 2026. Prior to joining Yarrow, Dr. Ryder served as Chief Medical Officer of Rallybio Corp. (Nasdaq: RLYB), a biotechnology company, from December 2018 to March 2026, where he was responsible for leading the company’s clinical development and medical strategy. Prior to Rallybio, Dr. Ryder served as Senior Vice President, Chief Development Officer at Alexion Pharmaceuticals, Inc. (formerly, Nasdaq: ALXN), a biopharmaceutical company, from July 2013 to December 2018, where he led the global development, registration, and approval of new drug candidates for rare diseases and contributed to the overall growth of the company. Previously, he was the founding President of Astellas Pharma Global Development and spent 21 years in development at Pfizer. Dr. Ryder currently serves on the board of directors of MBX Biosciences, Inc. and Gaylord Specialty Healthcare. He received his M.D. from the Icahn School of Medicine at Mount Sinai.

Lori Payton, Ph.D. Dr. Payton has served as Yarrow’s Chief Development Officer since January 2026. Prior to joining Yarrow, Dr. Payton served as Principal Consultant and Chief Executive Officer at Harkness Consulting, LLC, a management consulting firm, from March 2024 to December 2025, where she was responsible for strategic planning and development consulting to several bioscience clients, and served as Senior Vice President, Development Strategy & Operations at AlloVir, Inc. (formerly, Nasdaq: ALVR), a biotechnology company, from February 2022 to January 2024, where she was responsible for Strategic Planning, Clinical Operations, Program Management, Biometrics and Vendor Management functions. In addition, Dr Payton was a member of the executive leadership team and was accountable for achievement of critical development milestones. Dr. Payton also served as the Vice President of Strategy and Business Development at Vista Life Innovations, a nonprofit organization providing programs and services to individuals with disabilities, from July 2020 to August 2021, Senior Vice President, Corporate Strategy, Portfolio & Program Management at Sage Therapeutics (formerly, Nasdaq: SAGE) from April 2019 to June 2020 and Vice President, Global Development Team Leader at Alexion Pharmaceuticals, Inc. (formerly, Nasdaq: ALXN) from August 2014 to March 2019. Dr. Payton held several positions in Research and Development during her tenure at Pfizer from 1993-2013. Dr. Payton currently serves on the Long Term Planning Committee of the board of Vista Life Innovations. Dr. Payton received her B.A. in Biology from Wheaton College Massachusetts and her Ph.D. in Pharmacology & Experimental Therapeutics from Boston University School of Medicine.

Rachael Alford, Ph.D. Dr. Alford has served as Yarrow’s Chief Operating Officer since January 2026. Prior to joining Yarrow, Dr. Alford served as Head of Chemistry, Manufacturing and Controls at Rallybio Corp (Nasdaq: RLYB), a biotechnology company, from May 2020 to January 2026, where she was responsible for leading the strategy, development and oversight of manufacturing processes for the company’s drug candidates. Prior to joining Rallybio, Dr. Alford held various operational and developmental roles at Alexion Pharmaceuticals, Inc. (formerly, Nasdaq: ALXN), a biopharmaceutical company, from November 2004 to May 2020, including Senior Director, Biochemical Process Development, and Vice President of Global Process Development. Dr. Alford received her B.S. in Chemistry and Ph.D. in Biophysical Chemistry from Imperial College London and was a postdoctoral research associate at Yale University.

Non-Employee Directors

Mona Ashiya, Ph.D. Dr. Ashiya has served as a member of the Yarrow board of directors since December 2025. Dr. Ashiya is currently a Member at OrbiMed Advisors LLC, an investment firm, where she has served in various roles of increasing responsibility since 2010. She currently serves on the boards of directors of Shattuck Labs, Inc. (Nasdaq: STTK) and several private companies. Dr. Ashiya previously served on the boards of directors of Disc Medicine, Inc. (Nasdaq: IRON) from September 2021 to October 2025 and Sierra Oncology, Inc. (formerly, Nasdaq: SRRA) from November 2019 to July 2022. Dr. Ashiya received her B.A. from the University of California, Berkeley and her Ph.D. in Cellular, Molecular and Developmental Biology from the University of Pittsburgh.

Yarrow believes Dr. Ashiya is qualified to serve as a member of the Combined Company’s board of directors because of her experience advising and serving as a director of biotechnology companies and her expertise as an investor in life sciences companies, as well as her finance background.

Steven L. Hoerter. Mr. Hoerter has served as a member of Yarrow’s board of directors since April 2026. Mr. Hoerter served as President and Chief Executive Officer of Deciphera Pharmaceuticals, Inc. (formerly, Nasdaq: DCPH), a biopharmaceutical company, from March 2019 to June 2024, when Deciphera was acquired by ONO Pharmaceutical. He also served as a member of the board of directors of Deciphera from May 2018 to June 2024. Prior to Deciphera, he served as Chief Commercial Officer of Agios Pharmaceuticals, Inc. (Nasdaq: AGIO), a biotechnology company, from February 2016 to March 2019. From August 2011 to March 2015, Mr. Hoerter served as Senior Vice President, Commercial at Clovis Oncology, Inc., a biotechnology company, and from March 2015 to February 2016, he served as Chief Commercial Officer. Prior to that, he held roles of increasing responsibility at F. Hoffman-La Roche, AG, Genentech, Inc. (acquired by Roche), Chiron Corporation (acquired by Novartis AG) and Eli Lilly and Company. Mr. Hoerter has served as a member of the board of directors of ORIC Pharmaceuticals, Inc. (Nasdaq: ORIC) since August 2021, C4 Therapeutics, Inc. (Nasdaq: CCCC) since November 2024 and MBX Biosciences, Inc. (Nasdaq: MBX) since April 2025. Mr. Hoerter previously served on the board of directors of Constellation Pharmaceuticals, Inc. (formerly, Nasdaq: CNST) from September 2018 until it was acquired by MorphoSys AG in July 2021 and Ignyta, Inc. (formerly, Nasdaq: RXDX) from December 2016 until it was acquired by Roche in February 2018. Mr. Hoerter received his B.A. from Bucknell University, his M.B.A. from Tilburg University and his M.S. in management from Purdue University.

Yarrow believes Mr. Hoerter is qualified to serve as a member of the Combined Company’s board of directors because of his extensive management and commercial expertise in the biotechnology industry and his experience serving as a director of public biotechnology companies.

Bill Lundberg, M.D. Dr. Lundberg has served as Chair of Yarrow’s board of directors since April 2026. Since August 2018, Dr. Lundberg has served as a Partner at Cold Spring Partners, LLC, an investment firm. Dr. Lundberg previously served as President and Chief Executive Officer of Merus N.V. (formerly, Nasdaq: MRUS), a biotechnology company, from December 2019 until Merus was acquired by Genmab A/S in December 2025, and as the Principal Financial Officer of Merus from December 2019 to June 2023. Dr. Lundberg also served as a member of the board of directors of Merus from June 2019 to December 2025. Prior to joining Merus, he served as Chief Scientific Officer of CRISPR Therapeutics AG (Nasdaq: CRSP), a biotechnology company, from January 2015 to February 2018. From February 2011 to January 2015, Dr. Lundberg served as Vice President and Head of Translational Medicine at Alexion Pharmaceuticals, Inc. (formerly, Nasdaq: ALXN), a biopharmaceutical company. Prior to that, he served as Director and Chief Medical Officer of Taligen Therapeutics, Inc., a biotechnology company acquired by Alexion in 2011. Dr. Lundberg held roles of increasing responsibility in clinical drug development and medical affairs at Xanthus Pharmaceuticals, Inc. (acquired by Antisoma plc), Wyeth (acquired by Pfizer Inc.), and Genzyme Corporation (formerly, Nasdaq: GENZ). Dr. Lundberg has served as a member of the board of directors of Q32 Bio Inc. (Nasdaq: QTTB) since September 2017 and previously served on the board of directors of Vor Biopharma Inc. (Nasdaq: VOR) from July 2019 to July 2025. Dr. Lundberg received his M.D. from Stanford University and his M.B.A. from the University of Massachusetts. He completed post-doctoral training at the Whitehead Institute/MIT and clinical training in Medicine and Medical Oncology at Harvard Medical School and the Dana-Farber Cancer Institute.

Yarrow believes Dr. Lundberg is qualified to serve as a member of the Combined Company’s board of directors because of his experience advising and serving as an executive director of biotechnology companies and his expertise in medicine and clinical drug development.

Peter B. Silverman, J.D. Mr. Silverman has served as a member of Yarrow’s board of directors since April 2026. Mr. Silverman previously served as Chief Operating Officer of Merus N.V. (formerly, Nasdaq: MRUS), a biotechnology company, from January 2023 until its acquisition by Genmab A/S in December 2025. Prior to serving as Chief Operating Officer, Mr. Silverman held several leadership roles at Merus, including Head of Utrecht from April 2020 to January 2023, General Counsel from February 2018 to December 2025, and Chief Intellectual Property Officer and Head of U.S. Legal from February 2017 to February 2018. Before joining Merus, Mr. Silverman was a Partner at Kirkland & Ellis LLP, an international law firm, where he represented numerous life sciences companies concerning an array of legal matters and technologies. Previously, Mr. Silverman was an associate at Kaye Scholer LLP (now Arnold & Porter Kaye Scholer LLP), and prior to that Mr. Silverman also served as judicial law clerk to U.S. District Court Judge Anne E. Thompson of the District of New Jersey. He holds a J.D. from Fordham University School of Law and a B.A. in biology from the University of Rochester.

Yarrow believes Mr. Silverman is qualified to serve as a member of the Combined Company’s board of directors because of his leadership, operational and business experience in the life sciences industry.

William White, J.D. Mr. White has served as a member of Yarrow’s board of directors since April 2026. Mr. White served as the Executive Vice President, Chief Financial Officer and Head of Corporate Development and Treasurer at Akero Therapeutics, Inc. (Nasdaq: AKRO), a biotechnology company, from April 2019 until its acquisition by Novo Nordisk in December 2025. Before joining Akero, Mr. White served as a Managing Director and Head of US Life Sciences Investment Banking at Deutsche Bank AG, an investment banking company, from September 2017 until March 2019. Prior to that position, Mr. White was a Managing Director in Healthcare Investment Banking at Citigroup Inc., a multinational investment bank and financial services company, from May 2006 until September 2017. Previously, he served as an associate and later as a Vice President in Healthcare Investment Banking at Goldman, Sachs & Co., a global financial institution, from November 2000 to March 2006. Mr. White has served as a member of the board of directors of Disc Medicine, Inc. (Nasdaq: IRON) since December 2020 and previously served on the board of directors of Ventyx Biosciences, Inc. (formerly, Nasdaq: VTYX) from May 2021 until its acquisition by Eli Lilly and Company in March 2026. Mr. White received an A.B. from Princeton University, an M.P.P. from Harvard University and a J.D. from Columbia University.

Yarrow believes Mr. White is qualified to serve as a member of the Combined Company’s board of directors because of his extensive financial leadership experience in the life sciences industry and in healthcare investment banking.

Composition of the Board of Directors

The VYNE board of directors is currently divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. The staggered structure of the board of directors will remain in place for the Combined Company following the completion of the Merger, with Class III directors holding terms expiring at the 2027 annual meeting of stockholders, Class I directors holding terms expiring at the 2028 annual meeting of stockholders and Class II directors holding terms expiring at the 2029 annual meeting of stockholders. It is anticipated that the incoming directors will be appointed to classes of the Combined Company board of directors following the completion of the Merger as follows: Rebecca Frey and Steven Hoerter are expected to be Class I directors; Bill Lundberg and William White are expected to be Class II directors; and Mona Ashiya and Peter Silverman are expected to be Class III directors.

Director Independence

Nasdaq listing rules have objective tests and a subjective test for determining who is an “independent director.” The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Subject to specified exceptions, each member of a listed company’s audit, compensation and nominating committees must be independent, and audit and compensation committee members must satisfy additional independence criteria.

Based on information provided by each proposed director concerning her or his background, employment and affiliations, VYNE and Yarrow expect that the Combined Company’s board of directors will determine that Mona Ashiya, Steven Hoerter, Bill Lundberg, Peter Silverman and William White qualify as “independent directors” as defined under Nasdaq listing rules. Rebecca Frey, Yarrow’s current Chief Executive Officer and President, is not expected to qualify as an independent director of the Combined Company. In making these determinations, the Combined Company’s board of directors will consider the current and prior relationships that each director has with VYNE and Yarrow and all other facts and circumstances that the Combined Company’s board of directors deems relevant in determining the independence of each proposed director, including the interests of each Combined Company director in the Merger, any relevant related party transactions and the beneficial ownership of securities of VYNE, Yarrow or the Combined

Company by each Combined Company director. See also the sections titled “Interests of Yarrow Directors and Executive Officers in the Merger,” “Certain Relationships and Related Party Transactions of the Combined Company — Yarrow Transactions” and “Principal Stockholders of Yarrow” beginning on pages 149, 316 and 342, respectively, of this proxy statement/prospectus for additional information.

Board Leadership Structure

Following the completion of the Merger, Bill Lundberg is expected to serve as Chair of the Combined Company’s board of directors. Although the Combined Company’s governance documents will not require that the Combined Company separate the Chief Executive Officer and Chair positions, Yarrow believes that having the positions be separate is the appropriate leadership structure for the Combined Company at this time as it helps facilitate independent board oversight of management and allows the Chief Executive Officer to focus on strategy execution and managing the business while the Chair focuses on corporate governance and managing the Combined Company’s board of directors.

The Yarrow board of directors recognizes that, depending on future circumstances, other leadership models, such as combining the roles of Chief Executive Officer and Chair, might be appropriate. Accordingly, the Combined Company’s board may periodically review its leadership structure. At any time when a non- independent director is serving as Chair, Yarrow anticipates that the independent directors of the Combined Company will designate a lead independent director to preside at all meetings of the board of directors of the Combined Company at which the Chair is not present, preside over executive sessions of the independent directors, which will occur regularly throughout each year, serve as a liaison between the Chair and independent directors, and perform such additional duties as the Combined Company’s board of directors may otherwise determine and delegate.

Board Committees

Following the completion of the Merger, VYNE and Yarrow anticipate that the Combined Company’s board of directors will establish an audit committee, a compensation committee and a nominating and governance committee (“governance committee”), each of which will operate pursuant to a charter adopted by the Combined Company’s board of directors. VYNE and Yarrow believe that following the completion of the Merger, the functioning and composition of these committees of the Combined Company will comply with the requirements of Nasdaq listing rules and SEC rules and regulations. The Combined Company’s board of directors may also establish other committees from time to time to assist the Combined Company and its board of directors. Each of the audit committee, compensation committee and the governance committee is expected to have the responsibilities described below.

Audit Committee

Following the completion of the Merger, the members of the Combined Company’s audit committee are expected to be William White, Steven Hoerter, and Bill Lundberg, each of whom is expected to qualify as an independent director for audit committee purposes as defined under the rules of the SEC and the applicable Nasdaq listing rules and has sufficient knowledge in financial and auditing matters to serve on the Combined Company’s audit committee. Mr. White is expected to chair the audit committee. In addition, the Combined Company’s board of directors is expected to determine that Mr. White is an “audit committee financial expert” as defined under the rules of the SEC.

The primary responsibilities of the Combined Company’s audit committee will be to oversee the Combined Company’s accounting and financial reporting processes, including the audits of the financial statements, and the internal and external audit processes. The audit committee will oversee the system of internal controls established by management and the Combined Company’s compliance with legal and regulatory requirements. The audit committee will also be responsible for the review, consideration and approval or ratification of related party transactions. The audit committee will oversee the independent auditors, including their independence and objectivity. The audit committee will be empowered to retain outside legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities and to approve the fees and other retention terms of the advisors.

Compensation Committee

Following the consummation of the Merger, the members of the Combined Company’s compensation committee are expected to be Steven Hoerter, Mona Ashiya and Peter Silverman, each of whom is expected to qualify as an independent director for compensation committee purposes as defined under the rules of the SEC and the applicable Nasdaq listing rules. Mr. Hoerter is expected to chair the compensation committee.

The primary responsibilities of the Combined Company’s compensation committee will be to periodically review and approve the compensation and other benefits for the Combined Company’s senior officers and directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of the Combined Company’s executive officers, evaluating the performance of these officers in light of the goals and objectives and setting the officers’ compensation. The compensation committee will also administer and make recommendations to the Combined Company’s board of directors regarding equity incentive plans that are subject to the board of directors’ approval and approve the grant of equity awards under the plans to executive officers.

Governance Committee

Following the consummation of the Merger, the members of the Combined Company’s governance committee are expected to be Bill Lundberg, William White and Peter Silverman, each of whom is expected to qualify as an independent director under applicable Nasdaq listing rules. Dr. Lundberg is expected to chair the governance committee.

The Combined Company’s governance committee will be responsible for engaging in succession planning for the Combined Company’s board of directors, developing and recommending to the Combined Company’s board of directors criteria for identifying and evaluating qualified director candidates and making recommendations to the Combined Company’s board of directors regarding candidates for election or reelection to the Combined Company’s board of directors at each annual stockholders’ meeting. In addition, the governance committee will be responsible for overseeing corporate governance matters. The governance committee will also be responsible for overseeing the structure, composition and functioning of the Combined Company’s board of directors and its committees.

Compensation Committee Interlocks and Insider Participation

None of the expected members of the Combined Company’s compensation committee has at any time been one of the officers or employees of the Combined Company. None of the Combined Company’s expected executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers that is or are expected to serve on the Combined Company’s board of directors or compensation committee following the completion of the Merger.

Code of Conduct and Ethics

Following the completion of the Merger, the Combined Company will adopt a Code of Conduct and Ethics that establishes the standards of ethical conduct applicable to all of the Combined Company’s directors, officers and employees. The full text of the Combined Company’s Code of Conduct and Ethics will be posted on the Combined Company’s website at www.yarrowbioscience.com. It is expected to address, among other matters, compliance with laws and policies, conflicts of interest, corporate opportunities, regulatory reporting, external communications, confidentiality requirements, insider trading, proper use of assets and how to report compliance concerns. The Combined Company intends to disclose any amendments to the Code of Conduct and Ethics, or any waivers of its requirements, on its website to the extent required by applicable rules. The Combined Company’s audit committee will be responsible for applying and interpreting the Code of Conduct and Ethics in situations where questions are presented to it. Information contained on, or that can be accessed through, the Combined Company’s website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information on the Combined Company’s website to be part of this proxy statement/prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF THE COMBINED COMPANY

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with VYNE’s and Yarrow’s directors and executive officers, including those discussed in the sections titled “VYNE Executive Compensation,” “Management Following the Merger” and “Yarrow Executive Compensation” beginning on pages 187, 309 and 201, respectively, of this proxy statement/prospectus, the following is a description of each transaction involving VYNE since January 1, 2023, each transaction involving Yarrow since October 3, 2025 (inception) and each currently proposed transaction in which:

●	the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of Yarrow’s or VYNE’s total assets at year-end for the last two completed fiscal years, as applicable; and
●	any of Yarrow’s or VYNE’s directors, executive officers or holders of more than 5% of Yarrow’s or VYNE’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

VYNE’s Policies for Approval of Related Party Transactions

VYNE has adopted a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our Audit Committee considers all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction.

VYNE Transactions

The following is a description of transactions during VYNE’s last two fiscal years to which VYNE has been a party, in which the amount involved exceeds $120,000, and in which any of VYNE’s directors, executive officers or beneficial owners of more than 5% of VYNE’s capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Director and Executive Officer Compensation

Please see “VYNE Director Compensation” and “VYNE Executive Compensation” for information regarding the compensation of VYNE’s directors and executive officers.

Employment Agreements

VYNE has entered into employment agreements with VYNE’s executive officers. For more information regarding these agreements, see “VYNE Executive Compensation — Narrative Disclosure to Summary Compensation Table.”

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

VYNE has entered into indemnification agreements with each of its directors and executive officers. These agreements require VYNE to, among other things, indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of VYNE, arising out of the person’s services as a director or executive officer. VYNE has obtained an insurance policy that insures its directors and officers against certain liabilities, including liabilities arising under applicable securities laws.

LifeSci Capital

In connection with the Merger, VYNE’s financial advisor LifeSci Capital provided its customary relationship disclosure, including that, in the past two years, LifeSci Capital or its affiliates have been engaged to provide certain financial advisory or other services to VYNE from time to time and LifeSci Capital or its affiliates have received compensation and may in the future receive compensation from VYNE for such services. In the past two years, an affiliate of LifeSci Capital has received approximately $450,000 in fees in connection with an investor relations consulting services engagement with VYNE. In the past two years, neither LifeSci Capital nor its affiliates have been engaged to provide services to Yarrow or RTW, a significant stockholder of Yarrow, and LifeSci Capital has not received any compensation from Yarrow or RTW during such period. LifeSci Capital also disclosed that in connection with the Transaction, LifeSci Venture Partners, an affiliate of LifeSci Capital, participated as an investor in Yarrow’s Series A Financing investing an amount of $10.0 million to purchase shares of Yarrow Preferred Stock and is expected to participate as an investor in the Yarrow Pre-Closing Financing by investing an additional amount of $10.0 million to purchase shares of Yarrow Common Stock and Yarrow Pre-Funded Warrants in connection therewith.

GenSci

On November 12, 2025, VYNE entered into a Joinder to the Confidentiality Agreement between Yarrow’s licensing partner GenSci and RTW. Pursuant to the Joinder, VYNE agreed not to disclose or use any of GenSci’s confidential information or disclose the terms of the then-proposed license agreement between Yarrow and GenSci. Please see “The Merger - Background of the Transaction.”

Yarrow Transactions

The following is a summary of each transaction or series of similar transactions since October 3, 2025 (inception) or any currently proposed transaction, to which Yarrow was or is a party in which:

●	the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of Yarrow’s total assets; and
●	any of Yarrow’s directors or executive officers, any holder of 5% of any class of Yarrow’s voting securities or any member of his or her immediate family had or will have a direct or indirect material interest.

Private Placements of Securities

Initial Financing

In October 2025, Yarrow completed a financing of Yarrow Common Stock and issued and sold an aggregate of 4,250,000 shares of Yarrow Common Stock to RTW at a purchase price of $0.001 per share per share.

RTW beneficially owns more than 5% of a class of Yarrow’s voting securities through its holdings of Yarrow Common Stock and Yarrow Preferred Stock. RTW beneficially owns more than 5% of a class of Yarrow voting securities and has one seat on the Yarrow board of directors.

Series A Preferred Stock Financing

In connection with the execution of the Merger Agreement, certain institutional and accredited investors and Yarrow entered into a Stock Purchase Agreement, pursuant to which such persons invested in and purchased an aggregate of 20,242,911 shares of Yarrow Preferred Stock at a purchase price of $4.94 per share for aggregate gross proceeds to Yarrow of $100.0 million.

The following table summarizes the purchases of Yarrow Preferred Stock by related persons:

	Shares of Series A	Total Purchase
Purchaser	Preferred Stock	Price
RTW Holdings VII, LLC	5,060,728	$24,999,996.32
Entities affiliated with OrbiMed Advisors LLC	4,048,582	$19,999,995.08

In addition, LifeSci Venture Partners purchased $10 million of shares of Yarrow Preferred Stock. While not a related party of Yarrow, LifeSci Venture Partners is an affiliate of LifeSci Capital, VYNE’s financial advisor, which provided the VYNE board of directors with an opinion that as of December 16, 2025 and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in its written opinion, the Exchange Ratio to be paid by VYNE pursuant to the Merger Agreement was fair, from a financial point of view, to VYNE. Yarrow has not had any other transactions with LifeSci Capital or LifeSci Venture Partners, except as described in the next section.

Yarrow Pre-Closing Financing

On December 17, 2025, in connection with the execution of the Merger Agreement, Yarrow entered into the Securities Purchase Agreement with certain investors to consummate the Yarrow Pre-Closing Financing. Pursuant to the Securities Purchase Agreement, the investors agreed to purchase an estimated aggregate of 1,091,803 shares of Yarrow Common Stock and 13,072,498 Yarrow Pre-Funded Warrants, at an estimated price of $7.06 per share of common stock and $7.0599 per pre-funded warrant, for an aggregate purchase price of approximately $100.0 million. The aggregate purchase price of $100.0 million is fixed, while the purchase price per share or pre-funded warrant and the aggregate number of shares and pre-funded warrants to be purchased is subject to change pursuant to the terms of the Securities Purchase Agreement. Please see the section titled “Agreements Related to the Merger — Securities Purchase Agreement” beginning on page 177 of this proxy statement/prospectus. The closing of the Yarrow Pre-Closing Financing is conditioned upon the satisfaction or waiver of the conditions to the Merger as well as certain other conditions. The investors in the Yarrow Pre-Closing Financing or their affiliates are, or are expected to be as of immediately following the Yarrow Pre-Closing Financing, beneficial holders of more than 5% of Yarrow’s capital stock, and the table below sets forth the number of shares of Yarrow Common Stock and Yarrow Pre-Funded Warrants expected to be purchased by such holders at the closing of the Yarrow Pre- Closing Financing (based on the currently estimated purchase price per share or pre-funded warrant, as applicable). The share and dollar amounts in this section do not give effect to the proposed reverse stock split or the Merger.

	Shares of
	Yarrow	Pre-Funded	Total
	Common	Warrants of	Purchase
Participant	Stock	Yarrow	Price
Entities affiliated with RTW Investments, LP	102,158	3,438,918	$25,000,000
Entities affiliated with OrbiMed Advisors LLC	152,632	2,680,228	$20,000,000
Entities affiliated with Janus Henderson Investors US LLC	229,025	1,895,620	$15,000,000
venBio Strategic Fund V, L.P.	152,632	1,972,013	$15,000,000
Entities affiliated with Logos Global Management, L.P.	152,632	1,263,798	$10,000,000
Entities affiliated with LifeSci Venture Partners(1)	152,632	1,263,798	$10,000,000
Perceptive Life Sciences Master Fund, Ltd.	152,632	555,583	$5,000,000
(1)	LifeSci Venture Partners is an affiliate of LifeSci Capital, VYNE’s financial advisor.

Indemnification Agreements and Insurance

Yarrow has entered into an indemnification agreement with each of its directors and officers and will purchase directors’ and officers’ liability insurance. The indemnification agreements require Yarrow to indemnify its directors and officers to the fullest extent permitted under Delaware law.

Accounting Services

On October 27, 2025, Yarrow engaged Danforth Advisors, an accounting and finance advisory company. Christina Allgeier, Yarrow’s Interim Chief Financial Officer, serves as a Financial Services Consultant for Danforth Advisors. Through December 31, 2025, Yarrow has paid $6,970.00 to Danforth Advisors in exchange for professional services related to accounting, finance and other administrative functions.

Policies for Approval of Related Party Transactions

Yarrow does not have a formal policy regarding approval of transactions with related parties. To date, all disclosable transactions with related parties have been approved by the directors not interested in such transaction pursuant to Section 144(a)(1) of the DGCL. Following the completion of the Merger, Yarrow anticipates that the Combined Company will adopt a related party transaction approval policy and the Combined Company’s audit committee will be responsible for the review, consideration and approval or ratification of related party transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

On December 17, 2025, Yarrow entered into the Merger Agreement with VYNE and Merger Sub, as amended on January 30, 2026, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Yarrow, with Yarrow surviving as a wholly owned subsidiary of VYNE and the surviving corporation of the Merger. The Merger is expected to close in the second quarter of 2026 following the effectiveness of this registration statement and receipt of approval by the stockholders of each of Yarrow and VYNE, in the latter case pursuant to the VYNE Special Meeting. In connection with the Merger, VYNE will change its name to “Yarrow Bioscience, Inc.” VYNE following the Merger is referred to herein as the “Combined Company.” The Combined Company will be led by Yarrow’s management team and will focus on developing novel biotherapeutics to treat autoimmune diseases affecting the thyroid.

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement:

(i)	each then-outstanding share of Yarrow Capital Stock, excluding any shares of Yarrow Capital Stock held as treasury stock immediately prior to the Effective Time and any dissenting shares, will be converted into the right to receive a number of shares of VYNE Common Stock and/or VYNE Pre-Funded Warrants, as applicable, equal to the Exchange Ratio,
(ii)	each then-outstanding Yarrow Option will be converted into and become an option to purchase shares of VYNE Common Stock on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement, and
(iii)	each then-outstanding and unexercised Yarrow Pre-Funded Warrant will be converted into a VYNE Pre-Funded Warrant, subject to adjustment as set forth in the Merger Agreement and the form of pre-funded warrant.

If any shares of Yarrow Common Stock are unvested or subject to a repurchase option or risk of forfeiture at the Effective Time, then the shares of VYNE Common Stock issued in exchange for such shares will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture.

The Exchange Ratio is currently estimated to be approximately 35.8455 shares of VYNE Common Stock for each share of Yarrow Capital Stock on the Closing Date. This estimated Exchange Ratio does not give effect to the proposed VYNE reverse stock split and is subject to adjustment based on VYNE’s estimated Net Cash (as defined herein) at the Closing as described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 161 of this proxy statement/prospectus. Under the Exchange Ratio formula, the former Yarrow stockholders immediately before the effective time, including those purchasing shares and pre-funded warrants in the Yarrow Pre-Closing Financing, are estimated to own approximately 97.0% of the Combined Company’s outstanding common stock, and the stockholders of VYNE immediately before the effective time are estimated to own approximately 3.0% of the Combined Company’s outstanding common stock, which give effect to (a) VYNE’s Net Cash as of the Closing being approximately $0, (b) the Yarrow Pre-Closing Financing for an aggregate purchase price of approximately $100.0 million, (c) a valuation for VYNE equal to its Net Cash as of the business day immediately prior to the Closing Date, plus $8.5 million, and (d) a valuation for Yarrow equal to $172.9 million plus $100 million of assumed proceeds in the Yarrow Pre-Closing Financing, in each case as further described in the Merger Agreement.

The following unaudited pro forma condensed combined financial information gives effect to the Merger, which, together with the Yarrow Pre-Closing Financing, is expected to be accounted for as a reverse recapitalization under U.S. GAAP. For further details related to the accounting for the Merger, please see Notes 1 and 3 below. All share amounts have been adjusted to reflect the estimated Exchange Ratio of 35.8455 shares of VYNE Common Stock for each share of Yarrow Capital Stock, unless otherwise stated.

The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of VYNE and Yarrow as of December 31, 2025 and depicts the accounting of the transactions prepared pursuant to Article 11 of Regulation S-X (the “pro forma balance sheet transaction accounting adjustments”). The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 for VYNE and the period from October 3, 2025 (inception) to December 31, 2025 for Yarrow combine the historical results of VYNE and Yarrow for those periods and depict the pro forma transaction accounting adjustments assuming that those adjustments were made as of January 1, 2025 (the “pro forma statements of operations transaction accounting adjustments”). Collectively, the pro forma balance sheet transaction accounting adjustments and the pro forma statements of operations transaction accounting adjustments are referred to as the “transaction accounting adjustments” or “pro forma adjustments.”

These unaudited pro forma condensed combined financial information and related notes have been derived from and should be read in conjunction with:

●	the historical audited consolidated financial statements of Yarrow as of December 31, 2025 and for the period from October 3, 2025 (inception) to December 31, 2025, and the related notes included elsewhere in this proxy statement/prospectus;
●	the historical audited consolidated financial statements of VYNE for the year ended December 31, 2025, and the related notes included elsewhere in this proxy statement/prospectus; and
●	the sections titled “VYNE Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Yarrow Management’s Discussion and Analysis of Financial Condition and Results of Operation,” and other financial information relating to VYNE and Yarrow included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information is based on the assumptions and pro forma adjustments that are described in the accompanying notes. The pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed including but not limited to additional financing, additional direct and incremental offering costs and a reverse stock split. Adjustments have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting, expected to be completed after the Closing, may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in the future periods or the result that actually would have been realized had VYNE and Yarrow been a combined organization during the specified periods. The actual results reported in periods following the Merger may differ significantly from those reflected in the unaudited condensed combined pro forma financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information. In particular, since VYNE has discontinued its clinical program for VYN201 and is evaluating strategic opportunities for VYN202 while conducting an ongoing 12-week non-clinical toxicology study of VYN202 in dogs, the future results will be different than historical results. Additionally, since Yarrow obtained the YB-101 license in mid-December 2025, future results will be materially different than the 2025 historical results as Yarrow expects to initiate a combined Phase 2a/Phase 2b clinical trial of YB-101 in 2026.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2025

(In thousands, except share amounts)

	Historical
	5(A)	5(B)	Transaction
	VYNE	Yarrow	Accounting		Pro Forma
	Therapeutics Inc.	Bioscience, Inc.	Adjustments	Notes	Combined
Assets:
Current assets:
Cash and cash equivalents	$24,027	$99,994	$99,999	5(b)	$199,799
			(3,725)	5(c)
			(4,405)	5(d)
			(15,500)	5(f)
			5,040	5(g)
			(5,605)	5(h)
			(26)	5(j)
Investment in marketable securities	4,981	—	(4,981)	5(g)	—
Prepaid expenses and other current assets	1,002	6	(623)	5(e)	326
			(59)	5(g)
Total current assets	30,010	100,000	70,115		200,125
Property and equipment, net	90	—			90
Non-current prepaids and other assets	60	407	(407)	5(c)	—
			(60)	5(e)
Total assets	$30,160	$100,407	$69,648		$200,215

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,041	$1,534	$(407)	5(c)	$2,168
Accrued expenses and other current liabilities	1,354	70,013	(764)	5(d)	70,603
Total current liabilities	2,395	71,547	(1,171)		72,771
Total liabilities	2,395	71,547	(1,171)		72,771

Series A convertible preferred stock	—	99,850	(99,850)	5(a)	—

Stockholders’ equity (deficit)
VYNE common stock, $0.0001 par value	3	—	(3)	5(k)	—
Yarrow common stock, $0.0001 par value	—	—	6	5(a)	14
			4	5(b)
			4	5(k)
Additional paid-in capital	785,413	4	99,844	5(a)	198,424
			99,995	5(b)
			(3,725)	5(c)
			(15,500)	5(f)
			4,684	5(i)
			(26)	5(j)
			(772,265)	5(k)
Accumulated other comprehensive income	2	—	(2)	5(k)	—
Accumulated deficit	(757,653)	(70,994)	(3,641)	5(d)	(70,994)
			(683)	5(e)
			(5,605)	5(h)
			(4,684)	5(i)
			772,266	5(k)
Total stockholders’ equity (deficit)	27,765	(70,990)	170,669		127,444
Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$30,160	$100,407	$69,648		$200,215

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

(In thousands, except share and per share amounts)

	Historical
	6(A)	6(B)	Transaction
	VYNE	Yarrow	Accounting		Pro Forma
	Therapeutics Inc.	Bioscience, Inc.	Adjustments	Notes	Combined

Revenues	$570	$—	$570
Operating expenses:
Research and development	19,237	604	822	6(c)	20,663
Acquired in-process research and development	—	70,000			70,000
General and administrative	11,082	390	683	6(a)	21,621
			5,605	6(b)
			3,861	6(c)
Total operating expenses	30,319	70,994	10,971		112,284
Loss from operations	(29,749)	(70,994)	(10,971)		(111,714)
Other income, net:
Other income, net	3,017	—			3,017
Total other income, net	3,017	—	—		3,017
Loss from continuing operations before income taxes	(26,732)	(70,994)	(10,971)		(108,697)
Income tax expense	4	—	4
Loss from continuing operations	$(26,736)	$(70,994)	$(10,971)		$(108,701)

Weighted average common shares outstanding, basic and diluted	42,767,630			6(d)	1,428,760,558

Net loss per share attributable to common stockholders, basic and diluted	$(0.63)				$(0.08)

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Description of the Merger

On December 17, 2025, Yarrow entered into the Merger Agreement with VYNE and Merger Sub, as amended on January 30, 2026, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Yarrow, with Yarrow surviving as a wholly owned subsidiary of VYNE and the surviving corporation of the Merger. In connection with the Merger, VYNE will change its name to “Yarrow Bioscience, Inc.” Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger (the “Closing”):

a)	Each then-outstanding share of Yarrow Common Stock will be converted into the right to receive a number of shares of VYNE Common Stock and/or VYNE Pre-Funded Warrants, as applicable, equal to the Exchange Ratio;
b)	Each then-outstanding share of Yarrow Preferred Stock will be converted to the right to receive a number of shares of VYNE Common Stock and/or VYNE Pre-Funded Warrants, as applicable, equal to the Exchange Ratio;
c)	Each then-outstanding and unexercised Yarrow Option will be converted into and become an option to purchase shares of VYNE Common Stock on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement; and
d)	Each then-outstanding and unexercised Yarrow Pre-Funded Warrant will be converted into a VYNE Pre-Funded Warrant, subject to adjustment as set forth in the Merger Agreement the form of pre-funded warrant.

Each share of VYNE Common Stock that is issued and outstanding at the Effective Time will remain issued and outstanding and such shares, subject to the proposed reverse stock split, will be unaffected by the Merger. Prior to the Effective Time, the VYNE board of directors will accelerate the vesting of all VYNE Options and all VYNE RSUs. Each outstanding In-the-Money VYNE Option will be cancelled at the Effective Time and such holder thereof will receive the VYNE Stock Option Cash Consideration. Each Out-of-the-Money VYNE Option will be cancelled for no consideration. Immediately prior to the Effective Time, each holder of an accelerated VYNE RSU will be entitled to receive a number of shares of VYNE Common Stock equal to the number of vested and unsettled shares underlying such VYNE RSU.

Immediately following the Merger, VYNE securityholders as of immediately prior to the Merger are expected to own approximately 3.0% of the outstanding capital stock of the Combined Company on a fully diluted basis and former Yarrow securityholders, including those purchasing shares of Yarrow Common Stock and Yarrow Pre-Funded warrants in the Yarrow Pre-Closing Financing, are estimated to own approximately 97.0% of the outstanding shares of capital stock of the Combined Company. Yarrow securityholders are expected to receive approximately 1,484,018,741 shares on a fully diluted basis. This estimate is subject to certain inputs, which include, but are not limited to, (a) VYNE’s Net Cash as of the Closing being approximately $0, (b) the completion of the Yarrow Pre-Closing Financing for an aggregate purchase price of approximately $100.0 million, (c) a valuation for VYNE equal to its Net Cash as of the business day immediately prior to the Closing Date, plus $8.5 million, and (d) a valuation for Yarrow equal to $172.9 million plus $100 million of assumed proceeds in the Yarrow Pre-Closing Financing, in each case as further described in the Merger Agreement. The following table summarizes the fully diluted pro forma number of shares of common stock of the combined company outstanding following the consummation of the transactions:

	Number of	%
Equity Capitalization Summary Upon Consummation of the Merger	Shares Owned	Ownership
Yarrow securityholders, including the Yarrow Pre-Closing Financing (1)	1,484,018,741	97.2%
VYNE securityholders	43,174,657	2.8%
Total capital stock of the Combined Company	1,527,193,398	100.0%
(1)

Includes 1,279,351,121 VYNE Pre-Funded Warrants expected to be issued in exchange for shares of Yarrow Common Stock and shares of Yarrow Preferred Stock and Yarrow Pre-Funded Warrants, including those issued in the Yarrow Pre-closing financing, and 98,331,662 stock options after reflecting the estimated Exchange Ratio.

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) approval by VYNE stockholders of the issuance of VYNE Common Stock, including shares of VYNE Common Stock issuable upon exercise of VYNE Pre-Funded Warrants, (2) approval by the requisite Yarrow stockholders of the adoption and approval of the Merger Agreement and the transaction contemplated thereby, (3) Nasdaq’s approval of the listing of the shares of VYNE common stock to be issued in connection with the Merger and (4) the effectiveness of a registration statement of which this proxy statement/prospectus forms a part.

The employment agreements for VYNE executives include entitlement to bonus, severance and change in control payments, and in addition to any retention payments, will be treated as pre-Merger compensation expense of VYNE and will be reflected as a decrease in cash of VYNE. During 2025, VYNE’s office lease expired and the Company began operating on a fully remote model. As of the Closing, VYNE also expects to have substantially concluded its research and development activities. VYNE has terminated its clinical trial activity and is in the process of concluding its research and development programs and any such in-process research and development assets are expected to be de-minimis at the closing of the Merger. Additionally, VYNE’s current Directors & Officers (“D&O”) policy will be utilized at Closing.

Pre-Closing Financing

Concurrently with the execution of the Merger Agreement, certain Yarrow investors have entered into the Securities Purchase Agreement with Yarrow to purchase, prior to the consummation of the Merger, approximately 1,091,803 shares of Yarrow Common Stock and 13,072,498 Yarrow Pre-Funded Warrants before giving effect to the Exchange Ratio, at an estimated purchase price of $7.06 per share and $7.0599 per pre-funded warrant, for an aggregate purchase price of approximately $100 million. Shares of Yarrow Common Stock and Yarrow Pre-Funded Warrants issued pursuant to the Securities Purchase Agreement will be converted into shares of VYNE Common Stock and VYNE Pre-Funded Warrants at Closing per the Merger Agreement.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of the SEC Regulation S-X, as amended. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the Combined Company upon consummation of the Merger. The unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2025 give effect to the Merger as if it had been consummated on January 1, 2025. The unaudited pro forma condensed combined balance sheet as of December 31, 2025 gives effect to the Merger and combines the historical balance sheets of VYNE and Yarrow as if the Merger had been consummated on December 31, 2025.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary accounting conclusions and estimates and the final accounting conclusions and amounts may occur as a result of, among other reasons: (i) changes in initial assumptions in the determination of the accounting acquirer and related accounting, (ii) changes in the amount of VYNE’s net cash to be assumed at the Closing Date, and (iii) other changes in VYNE’s assets and liabilities, which are expected to be completed after the Closing, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the Combined Company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in the future periods or the result that actually would have been realized had VYNE and Yarrow been a combined organization during the specified periods. The actual results reported in periods following the Merger may differ significantly from those reflected in the unaudited condensed combined pro forma financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information. In particular, since VYNE has discontinued its clinical program for VYN201 and is evaluating strategic opportunities for VYN202 while conducting an ongoing 12-week non-clinical toxicology study of VYN202 in dogs, the future results will be different than historical results. Additionally, since Yarrow obtained the YB-101 license in mid-December 2025, future results will be materially different than the 2025 historical results as Yarrow expects to initiate a combined Phase 2a/Phase 2b clinical trial of YB-101 in 2026.

3.	Accounting for the Merger

The unaudited pro forma condensed combined financial information gives effect to the Merger, which will be accounted for under U.S. GAAP as an in-substance reverse recapitalization of VYNE by Yarrow, as the transaction is, in essence, the issuance of equity for VYNE’s net assets, which will primarily consist of prepaids and other current assets. Under this method of accounting, Yarrow will be considered the accounting acquirer for financial reporting purposes. This determination is based on the expectations that, immediately following the Merger:

●	Yarrow is not a variable interest entity as it has sufficient equity at risk in order to fund its next development milestones;
●	Yarrow stockholders will own a substantial majority of the voting rights in the Combined Company;
●	Yarrow’s largest stockholder will retain the largest interest in the Combined Company;
●	Yarrow will designate the initial members of the board of directors of the Combined Company;
●	Yarrow’s executive management team and certain of VYNE’s current management team will become the management of the Combined Company; and
●	The combined company will be renamed “Yarrow Bioscience, Inc.”

In addition, while VYNE is currently conducting the activities described in the section titled “VYNE’s Business,” namely, an ongoing 12-week non-clinical toxicology study of VYN202 in male dogs which includes a 26-week recovery period, VYNE has terminated its clinical trial activity and is in the process of concluding its research and development programs. As such, VYNE concluded that any in-process research and development assets at the closing of the Merger would be de-minimis. Any potential future royalties from VYNE’s out-licensed product, Finacea foam, represent a potential passive revenue stream rather than ongoing operating activities. Formulation and use patents for Finacea foam currently expire in 2027 and 2029, respectively, but may experience an earlier loss of exclusivity due to generic entry. Accordingly, upon the closing of the Merger, VYNE is expected to have no or nominal operations for accounting purposes and the Merger is expected to be treated as the equivalent of Yarrow issuing stock to acquire the net assets of VYNE. As a result of Yarrow being the accounting acquirer Yarrow’s assets and liabilities will be recorded at their pre-combination carrying amounts. VYNE’s assets and liabilities will be measured and recognized at their fair values as of the Effective Time, which are expected to approximate the carrying value of the acquired prepaid and other current assets, with no goodwill or other intangible assets recorded. Any difference between the consideration transferred for VYNE will be reflected as an adjustment to additional paid-in capital. For periods prior to Closing, the historical financial statements of Yarrow shall become the historical financial statements of the Combined Company.

4.	Shares of VYNE Common Stock, Options and Warrants Issued to Yarrow Stockholders upon Closing of the Merger

At Closing, all outstanding shares of Yarrow Common Stock, on a fully-diluted basis, will be exchanged for shares of VYNE Common Stock and/or VYNE Pre-Funded Warrants, as applicable, based on the preliminary estimated Exchange Ratio of 35.8455, determined in accordance with the terms of the Merger Agreement is as follows:

Shares of Yarrow Common Stock outstanding as of December 31, 2025	4,250,000
Shares of Yarrow Common Stock issuable upon conversion of Yarrow Preferred Stock	20,242,911
Shares of Yarrow Common Stock issuable upon exercise of Yarrow Options (1)	2,743,208
Estimated shares of Yarrow Common Stock to be issued in connection with the Yarrow Pre-Closing Financing	1,094,343
Estimated shares of Yarrow Common Stock to be issued upon exercise of Yarrow Pre-Funded warrants to be issued in connection with the Yarrow Pre-Closing Financing	13,069,958
Total Yarrow fully-diluted shares prior to the closing of the Merger	41,400,420
Estimated Exchange Ratio	35.8455
Estimated fully-diluted shares to be issued to Yarrow securityholders and investors participating in the Yarrow Pre-Closing Financing (2)	1,484,018,741
(1)	Represents the outstanding options to acquire Yarrow Common Stock. Such Yarrow Options will become exercisable for shares of VYNE Common Stock following the Merger.
(2)	Represents the total estimated fully diluted shares to be issued to Yarrow securityholders at Closing based on the preliminary estimated Exchange Ratio of 35.8455.

5.	Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2025

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes:

5(A)  Derived from the audited consolidated balance sheet of VYNE as of December 31, 2025.

5(B)  Derived from the audited balance sheet of Yarrow as of December 31, 2025.

Pro forma Balance Sheet Transaction Accounting Adjustments:

5(a)

To reflect the conversion of all outstanding shares of Yarrow Series Preferred Stock, with a carrying amount of $99.8 million, into 20,242,911 shares of Yarrow Common Stock, prior to giving effect to the Exchange Ratio. The conversion and adjustment to the additional paid-in capital upon close of the Merger is determined as follows (in thousands):

Carrying value of the Yarrow Preferred Stock	$99,850
Issuance of Yarrow Common Stock at par value upon close of the Merger	(6)
Additional paid-in capital related to the issuance of Yarrow Common Stock upon close of the Merger	$99,844

5(b)

To reflect the issuance of 1,091,803 shares of Yarrow Common Stock and 13,072,498 Yarrow Pre-Funded Warrants, prior to giving effect to the Exchange Ratio, pursuant to the Yarrow Pre-Closing Financing entered into concurrently with the execution of the Merger Agreement, for an aggregate purchase price of $99.9 million. The net cash proceeds received prior to direct transaction costs from the Yarrow Pre-Closing financing and corresponding adjustment to the additional paid-in capital upon close of the Merger is determined as follows (in thousands):

Proceeds received prior to direct and incremental transaction costs from the Yarrow Pre-Closing Financing upon close of the Merger	$99,999
Issuance of Yarrow Common Stock and Yarrow Pre-Funded Warrants at par value upon close of the Merger	(4)
Additional paid-in capital related to the issuance of Yarrow Common Stock and Yarrow Pre-Funded Warrants upon close of the Merger	$99,995

5(c)

To reflect preliminary estimated transaction costs of $3.3 million, not yet reflected in the historical financial statements, that are expected to be incurred by Yarrow in connection with the Merger, and $0.4 million reflected in the historical financial statements as deferred transaction costs, such as advisory, legal and auditor fees, as a reduction in cash, a reduction in other assets and a reduction in accounts payable in the unaudited pro forma condensed combined balance sheet. As the Merger will be accounted for as a reverse recapitalization equivalent to the issuance of equity for the net assets, primarily prepaid assets, of VYNE, these direct and incremental costs are treated as a reduction of the net proceeds received within additional paid-in capital.

5(d)

To reflect preliminary estimated transaction costs of $3.6 million, not yet reflected in the historical financial statements and $0.8 million reflected in the historical financial statements, which are expected to be incurred by VYNE in connection with the Merger, such as advisory, legal and auditor fees and including the estimated $0.8 million cost of a D&O tail policy, as a reduction in cash of $4.4 million, a reduction in accrued expenses of $0.8 million, and a reduction in accumulated deficit of $3.6 million in the unaudited pro forma condensed combined balance sheet.

5(e)

To derecognize $0.7 million of VYNE’s prepaid expenses, including non-current prepaid expenses, consisting of prepaid insurance primarily related to the current D&O policy of VYNE that will be fully utilized at Closing.

5(f)

To reflect an estimate of the one-time dividend of $15.5 million declared and paid on the shares of VYNE Common Stock outstanding prior to the Merger, which assumes a midpoint of the estimated dividend range of $14.5 million to $16.5 million. The dividend will be treated as a decrease in additional paid-in capital in the unaudited pro forma condensed combined balance sheet.

5(g)	To reflect the liquidation of VYNE’s short-term investments, including interest receivable, of $5.0 million into cash prior to the Closing.
5(h)

To reflect preliminary estimated incremental compensation expenses of $5.6 million related to severance and other separation benefits in connection with the termination of certain executive officers of VYNE of $4.3 million, other employees of $0.3 million and the retention of executives through the closing of the Merger of $1.0 million. The pro forma adjustment is reflected as a decrease in cash and an increase in accumulated deficit of $5.6 million.

5(i)

To reflect the one-time stock compensation expense of $4.7 million in general and administrative expense related to the acceleration of VYNE Options and VYNE RSUs pursuant to pre-existing grant agreements, which provide for such acceleration upon a change in control provision, which will be triggered by the Merger Agreement.

5(j)	To reflect the one-time cash payment of $0.03 million to settle In-the-Money VYNE Options per terms of the Merger Agreement.
5(k)	To reflect the recapitalization of Yarrow and the derecognition of other comprehensive income and the accumulated deficit of VYNE, which is reversed to additional paid in capital.

The derecognition of accumulated deficit of VYNE of $772.3 million is determined as following (in thousands):

Accumulated deficit of VYNE as of December 31, 2025	$757,653
Preliminary estimated transaction costs of VYNE, see Note 5(d)	3,641
Derecognition of VYNE prepaid insurance, see Note 5(e)	683
Compensation expense related to VYNE severance, retention bonuses and change in control payments, see Note 5(h)	5,605
Pre-Merger stock-based compensation expense for VYNE accelerated awards, see Note 5(i)	4,684
Total adjustment to derecognize the accumulated deficit of VYNE	$772,266

6.	Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes:

6(A)	Derived from the audited consolidated statement of operations and comprehensive loss of VYNE for the year ended December 31, 2025.
6(B)	Derived from the audited statement of operations of Yarrow for the year ended December 31, 2025.

Yarrow and VYNE did not record any provision or benefit for income taxes during the year ended December 31, 2025 because each company incurred a pre-tax loss in 2025 and each company maintains a full valuation allowance on its deferred tax assets. Accordingly, no pro forma adjustments have an impact on associated income tax.

Pro forma Statements of Operations Transaction Accounting Adjustments:

6(a)

To reflect the derecognition of VYNE’s prepaid expenses of $0.7 million related to prepaid insurance primarily related to the current VYNE D&O policy that will be fully utilized at Closing, assuming the adjustment made in Note 5(e) was made on January 1, 2025.

6(b)

To reflect preliminary estimated incremental compensation expense related to severance, retention and change in control payments recorded in general and administrative expenses of $5.6 million, resulting from pre-existing employment agreements or from approval from VYNE’s board of directors that will be incurred upon Closing, assuming that the adjustment described in Note 5(h) was made on January 1, 2025.

6(c)

To reflect the one-time stock compensation expense of $3.9 million in general and administrative expense and $0.8 million in research and development related to the acceleration of VYNE Options and RSUs pursuant to pre-existing grant agreements which provide for such acceleration upon a change in control provision, which will be triggered by the Merger, assuming the adjustment made in Note 5(i) was made on January 1, 2025.

6(d)

The pro forma combined basic and diluted net loss per share has been adjusted to reflect the pro forma net loss for the year ended December 31, 2025. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of common stock of the Combined Company for the year ended December 31, 2025. Pro forma weighted average shares outstanding includes the pre-funded warrants as the exercise price is negligible and they are fully vested and exercisable. For the year ended December 31, 2025, the pro forma weighted average shares have been calculated as follows:

Basic and
Diluted
Historical weighted average number of shares of VYNE Common Stock outstanding	42,767,630
VYNE RSUs and ESPP purchases vested due to the Merger	305,843
Estimated fully diluted shares of VYNE Common Stock expected to be issued to Yarrow securityholders upon Closing, assuming consummation of the Merger as of January 1, 2025, see Note 4 (1)	1,385,687,085
Pro forma combined weighted average number of common shares	1,428,760,558
(1)

Represents the estimated shares of VYNE Common Stock expected to be issued to Yarrow securityholders at Closing, excluding the outstanding and unvested Yarrow Options at Closing that will be converted to the right to received 98,331,662 VYNE Options, after reflecting the estimated Exchange Ratio. The stock options are subject to the same vesting conditions (see Note 4).

DESCRIPTION OF VYNE CAPITAL STOCK

VYNE has one class of securities registered under Section 12 of the Exchange Act: its common stock, $0.0001 par value per share. The general terms and provisions of the VYNE Common Stock are summarized below. This summary does not purport to be complete and is qualified by reference to the VYNE Charter and the VYNE Bylaws, each of which has been filed as an exhibit to the registration statement of which this proxy/prospectus forms a part. The VYNE Common Stock is listed on Nasdaq under the symbol “VYNE.”

General

The VYNE Charter authorizes it to issue up to 150,000,000 shares of common stock, $0.0001 par value per share, and 20,000,000 shares of preferred stock, $0.0001 par value per share.

Common Stock

Voting Rights

Each holder of VYNE Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. VYNE’s stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. In addition, the affirmative vote of holders of 66-2/3% of the voting power of all of the then outstanding voting stock are required to take certain actions, including amending certain provisions of the VYNE Charter, such as the provisions relating to amending the VYNE Bylaws, procedures for VYNE’s stockholder meetings, the classified board, director liability, and exclusive forum for proceedings.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of VYNE Common Stock are entitled to receive dividends, if any, as may be declared from time to time by its board of directors out of legally available funds.

Liquidation

In the event of VYNE’s liquidation, dissolution or winding up, holders of VYNE Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of VYNE’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of VYNE Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to its common stock. The rights, preferences and privileges of the holders of VYNE Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of VYNE’s preferred stock that it may designate in the future.

Forum for Securities Litigation

The VYNE Bylaws provide that, unless it consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Preferred Stock

The VYNE board of directors has the authority, without further action by VYNE’s stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of VYNE’s preferred stock could adversely affect the voting power of holders of VYNE Common Stock and the likelihood that such holders will receive dividend payments and payments upon VYNE’s liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of VYNE’s company or other corporate action.

Anti-Takeover Effects of Provisions of the VYNE Charter, VYNE Bylaws and Delaware Law

Some provisions of Delaware law and the VYNE Charter and the VYNE Bylaws contain provisions that could make the following transactions more difficult: acquisition of VYNE by means of a tender offer; acquisition of VYNE by means of a proxy contest or otherwise; or removal of VYNE’s incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in VYNE’s best interests, including transactions that might result in a premium over the market price for VYNE shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of VYNE to first negotiate with its board of directors. VYNE believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

VYNE is subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the VYNE board of directors, such as discouraging takeover attempts that might result in a premium over the market price of VYNE Common Stock.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for the VYNE board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of VYNE. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of VYNE.

Special Stockholder Meetings

The VYNE Bylaws provide that a special meeting of stockholders may be called by its board of directors, its President or its Chief Executive Officer.

Requirements for Advance Notification of Stockholder Nominations and Proposals

The VYNE Bylaws include advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the VYNE board of directors or a committee of the VYNE board of directors.

Elimination of Stockholder Action by Written Consent

The VYNE Charter and VYNE Bylaws do not permit stockholders to act by written consent without a meeting.

Classified Board; Election and Removal of Directors; Filling Vacancies

The VYNE board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by VYNE’s stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of its stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because VYNE’s stockholders do not have cumulative voting rights, its stockholders holding a majority of the shares of common stock outstanding will be able to elect all of its directors. The VYNE Charter provides for the removal of any of its directors only for cause and requires a stockholder vote by the holders of at least a 66-2/3% of the voting power of the then outstanding voting stock. Furthermore, any vacancy on the VYNE board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by a resolution of the board of directors unless the board of directors determines that such vacancies shall be filled by the stockholders. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of VYNE, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

The VYNE Charter provides that, unless it consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on its behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against VYNE arising pursuant to the Delaware General Corporation Law, the VYNE Charter or the VYNE Bylaws; or any action asserting a claim against it that is governed by the internal affairs doctrine. Although the VYNE Charter contains the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for the VYNE board of directors to issue undesignated preferred stock, would require approval by a stockholder vote by the holders of at least a 66-2/3% of the voting power of the then outstanding voting stock.

The provisions of the Delaware General Corporation Law, the VYNE Charter and the VYNE Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of its common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in VYNE’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification

The VYNE Charter contains provisions that limit the liability of its directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, VYNE’s directors will not be personally liable to us or its stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

●	any breach of the director’s duty of loyalty to VYNE or its stockholders;
●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
●	any transaction from which the director derived an improper personal benefit.

Each of the VYNE Charter and the VYNE Bylaws provides that it is required to indemnify its directors and officers, in each case, to the fullest extent permitted by Delaware law. The VYNE Bylaws also obligate it to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether VYNE would otherwise be permitted to indemnify him or her under Delaware law. VYNE has entered and expects to continue to enter into agreements to indemnify its directors, executive officers and other employees as determined by its board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. VYNE believes that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. VYNE also maintains directors’ and officers’ liability insurance. The limitation of liability and indemnification provisions in the VYNE Charter and the VYNE Bylaws may discourage stockholders from bringing a lawsuit against its directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against VYNE’s directors and officers, even though an action, if successful, might benefit VYNE and its stockholders. Further, a stockholder’s investment may be adversely affected to the extent that VYNE pays the costs of settlement and damage.

COMPARISON OF RIGHTS OF HOLDERS OF VYNE CAPITAL STOCK AND YARROW CAPITAL STOCK

If the Merger is completed, Yarrow stockholders will receive shares of VYNE Common Stock, pursuant to the terms of the Merger Agreement. Prior to or upon the closing of the Merger, assuming that Proposal Nos. 2 and 3 are approved by VYNE’s stockholders, the VYNE Charter will be amended to increase the number of shares of VYNE Common Stock that VYNE is authorized to issue from 150,000,000 to 300,000,000, and to effect the proposed reverse stock split, as set forth in the forms of certificates of amendment attached as Annex D, and Annex C, to this proxy statement/prospectus.

VYNE and Yarrow are both incorporated under the laws of the State of Delaware, and the rights of their respective stockholders are generally governed by the DGCL, as well as their respective certificates of incorporation and bylaws. Upon completion of the Merger, Yarrow stockholders will become stockholders of VYNE, and their rights thereafter will be governed by the DGCL, the VYNE Bylaws, and the VYNE Charter, each as may be amended in connection with the Merger, including as contemplated by Proposal Nos. 2 and 3.

The material differences between the current rights of Yarrow stockholders under the Yarrow Charter and the Yarrow Bylaws and their rights as VYNE stockholders after the Merger, under the VYNE Charter and VYNE Bylaws, both as will be in effect immediately following the completion of the Merger and assuming that Proposal Nos. 2 and 3 are approved by VYNE’s stockholders, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of VYNE or Yarrow before the Merger and being a stockholder of the Combined Company following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 348 of this proxy statement/ prospectus.

VYNE	Yarrow
Organizational Documents
The rights of VYNE stockholders are governed by the VYNE Charter, the VYNE Bylaws and the DGCL.	The rights of Yarrow stockholders are governed by the Yarrow Charter, the Yarrow Bylaws and the DGCL.
Authorized Capital Stock

VYNE is authorized to issue two classes of capital stock which are designated, respectively, “VYNE Common Stock” and “VYNE Preferred Stock.” The total number of shares that VYNE is authorized to issue is 170,000,000, of which 150,000,000 shares are common stock and 20,000,000 shares are preferred stock. The common stock has a par value of $0.0001 per share and the preferred stock has a par value of $0.0001 per share. Subject to the rights of the holders of any series of VYNE Preferred Stock, the number of authorized shares of any of the VYNE Common Stock or VYNE Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of VYNE with the power to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL and subject to the provisions of Section 242(d) of the DGCL, and no vote of the holders of any of the VYNE Common Stock or VYNE Preferred Stock voting separately as a class will be required therefor.

The total number of shares of all classes of stock which Yarrow has the authority to issue is 61,621,559. Yarrow has two classes of stock, referred to as “Yarrow Common Stock” and “Yarrow Preferred Stock”, respectively. There are 41,378,648 shares of authorized Yarrow Common Stock, $0.0001 par value per share, and 20,242,911 shares of authorized Yarrow Preferred Stock, $0.0001 par value per share, all of which are designated as “Series A Preferred Stock”.

The number of authorized shares of Yarrow Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Yarrow Preferred Stock that may be required by the terms of the Yarrow Charter) the affirmative vote of the holders of shares of capital stock of Yarrow representing a majority of the votes represented by all outstanding shares of capital stock of Yarrow entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Common Stock

The authorized VYNE Common Stock consists of 150,000,000 shares of common stock, par value $0.0001 per share.

Except as may be otherwise provided in the VYNE Charter or VYNE Bylaws, the holders of the VYNE Common Stock are each

There are 41,378,648 shares of authorized Yarrow Common Stock, $0.0001 par value per share.

The holders of the Yarrow Common Stock are entitled to one vote for each share of Yarrow Common Stock held; provided,

VYNE	Yarrow
entitled to one vote for each share of VYNE Common Stock held by such stockholder.

however, that, except as otherwise required by law, holders of Yarrow Common Stock, as such, will not be entitled to vote on any amendment to the Yarrow Charter that relates solely to the terms of one or more outstanding series of Yarrow Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Yarrow Charter or pursuant to the DGCL. There will be no cumulative voting.

Preferred Stock

The authorized VYNE Preferred Stock consists of 20,000,000 shares of preferred stock, par value $0.0001 per share. Shares of VYNE Preferred Stock may be issued from time to time in one or more series. The VYNE board of directors is authorized to provide from time to time by resolution or resolutions for the creation and issuance, out of the authorized and unissued shares of VYNE Preferred Stock, of one or more series of VYNE Preferred Stock by filing a certificate (a “Certificate of Designation”) pursuant to the DGCL, setting forth such resolution and, with respect to each such series, establishing the designation of such series and the number of shares to be included in such series and fixing the voting powers (full or limited, or no voting power), preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of the shares of each such series.

There are 20,242,911 shares of authorized Yarrow Preferred Stock, $0.0001 par value per share. On any matter presented to the stockholders of Yarrow, each holder of outstanding shares of Yarrow Preferred Stock will be entitled to cast the number of votes equal to the number of whole shares of Yarrow Common Stock into which the shares of Yarrow Preferred Stock held by such holder are convertible. Except as provided by law or by the other provisions of the Yarrow Charter, holders of Yarrow Preferred Stock will vote together with the holders of Yarrow Common Stock as a single class and on an as-converted to Yarrow Common Stock basis.

Number and Qualification of Directors

The authorized number of directors will be determined from time to time by resolution of the VYNE board of directors, provided the VYNE board of directors consists of at least one member. No reduction of the authorized number of directors will have the effect of removing any director before that director’s term of office expires.

The number of directors constituting the entire Yarrow board of directors is one or more directors. This number may be changed by a resolution of the Yarrow board of directors or of the stockholders. No reduction of the authorized number of directors will have the effect of removing any director before such director’s term of office expires.

Structure of Board of Directors; Term of Directors; Election of Directors

Other than any directors elected by the separate vote of the holders of one or more series of VYNE Preferred Stock, the VYNE board of directors is divided into three classes, designated as Class I, Class II and Class III, as nearly equal in number as possible.

Subject to the special rights of the holders of one or more series of VYNE Preferred Stock to elect directors, at each succeeding annual meeting of stockholders, directors are elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification, retirement or removal. No decrease in the number of directors constituting the VYNE board of directors will shorten the term of any incumbent director.

Directors are elected by a plurality of the votes cast by stockholders.

Directors are elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Elections of directors need not be by written ballot. All elections are determined by a plurality of the votes cast by stockholders.

At all times when at least 5,060,728 shares of Series A Preferred Stock remain outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Yarrow Preferred Stock), the holders of record of the shares of Yarrow Preferred Stock, exclusively and voting together as a separate class on an as-converted to Yarrow Common Stock basis, are entitled to elect two directors of Yarrow (the “Preferred Directors”).

The holders of record of the shares of Yarrow Common Stock and of any other class or series of voting stock (including the Yarrow Preferred Stock), exclusively and voting together as a

VYNE	Yarrow

separate class, are entitled to elect three directors of Yarrow (the “At-Large Directors”).

The holders of record of the shares of Yarrow Common Stock and of any other class or series of voting stock (including the Yarrow Preferred Stock), exclusively and voting together as a single class on an as-converted to Yarrow Common Stock basis, are entitled to elect the balance of the total number of directors of Yarrow.

Removal of Directors

The VYNE board of directors or any individual director may be removed from office at any time, but only with cause by the affirmative vote of the holders of at least 66-2/3% of the voting power of all the then outstanding shares of voting stock of VYNE with the power to vote at an election of directors (the “Voting Stock”).

Any director may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

Vacancies on the Board of Directors

Subject to the special rights of the holders of one or more series of VYNE Preferred Stock to elect directors, any vacancies on the VYNE board of directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the VYNE board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, and except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, and will not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office for a term that shall coincide with the remaining term of the class to which the director shall have been appointed and until such director’s successor shall have been elected and qualified or until his or her earlier death, resignation, disqualification, retirement or removal.

A vacancy in any At-Large Director seat can be filled by either (A) the vote or written consent in lieu of a meeting of the stockholders entitled to elect the At-Large Directors, or (B) the vote or written consent in lieu of a meeting of a majority of the remaining director(s).

Any director may resign at any time upon written notice to the attention of the secretary of Yarrow. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, will have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the Yarrow Charter in the filling of other vacancies.

If the holders of shares of Yarrow Preferred Stock or Yarrow Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors (and to the extent any of such directorships is not otherwise filled by a director appointed in accordance with the Yarrow Charter), then any directorship not so filled shall remain vacant until such time as the holders of the Yarrow Preferred Stock or Yarrow Common Stock, as the case may be, fill such directorship in accordance with the Yarrow Charter.

A vacancy in any At-Large Director seat can be filled by either (A) the vote or written consent in lieu of a meeting of the stockholders entitled to elect the At-Large Directors, or (B) the vote or written consent in lieu of a meeting of a majority of the remaining director(s).

VYNE	Yarrow
Stockholder Action by Written Consent

Subject to the rights of the holders of the shares of any series of VYNE Preferred Stock or any other class of stock or series thereof having a preference over the VYNE Common Stock as to dividends or upon liquidation, any action required or permitted to be taken by the stockholders of VYNE must be effected at a duly called annual or special meeting of stockholders of VYNE and may not be effected by any consent in writing by such stockholders.

Any action required to be taken at any annual or special meeting of stockholders of Yarrow, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (b) delivered to Yarrow in accordance with Section 228(a) of the DGCL. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the date the earliest dated consent is delivered to Yarrow, a written consent or consents signed by a sufficient number of holders to take action are delivered to Yarrow.

Quorum

The holders of (i) at least one-third of the voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, and (ii) at least one-third of the issued and outstanding shares of VYNE Common Stock entitled to vote at the meeting, shall constitute a quorum for the transaction of business at all meetings of the stockholders. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, may adjourn the meeting from time to time in the manner provided in the VYNE Bylaws until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chair of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place (if any), date or time.

Special Meetings of Stockholders

Subject to the special rights of the holders of one or more series of VYNE Preferred Stock, special meetings of the stockholders of VYNE may be called, for any purpose or purposes, at any time by the VYNE board of directors, chairperson of the VYNE board of directors, chief executive officer or president (in the absence of a chief executive officer), but such special meetings may not be called by stockholders or any other person or persons. No business may be transacted at such special meeting other than the business specified in the notice to stockholders.

A special meeting of the stockholders may be called at any time by the Yarrow board of directors, the chair of the Yarrow board of directors, the president or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If a special meeting is called by any person or persons other than the Yarrow board of directors, the president or the chair of the Yarrow board of directors, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by electronic or other facsimile transmission to the chair of the Yarrow board of directors, the president, any vice president, or the secretary of Yarrow. No business may be transacted at such special meeting other than specified in such notice.

VYNE	Yarrow
Notice of Stockholder Meetings

The notice of any meeting of stockholders shall be sent or otherwise given in accordance with the VYNE Bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

All notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with the Yarrow Bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

Advance Notice Requirements for Stockholder Proposals

At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in a notice of meeting given by or at the direction of the VYNE board of directors, (b) if not specified in a notice of meeting, otherwise brought before the meeting by or at the direction of the VYNE board of directors or the chairperson of the VYNE board of directors, or (c) otherwise properly brought before the meeting by a stockholder present in person who (A)(1) was a beneficial owner of shares of VYNE both at the time of giving the notice provided for in the VYNE Bylaws and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with the VYNE Bylaws in all applicable respects, or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”).

For business to be properly brought before an annual meeting by a stockholder, the stockholder must (a) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of VYNE and (b) provide any updates or supplements to such notice at the times and in the forms required by the VYNE Bylaws. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of VYNE not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”).

Neither the Yarrow Charter nor the Yarrow Bylaws contain advance notice requirements for stockholder proposals.

VYNE	Yarrow
Amendment of Certificate of Incorporation

In addition to any affirmative vote of the holders of any particular class or series of the Voting Stock required by law or by the VYNE Charter (including any Certificate of Designation in respect of one or more series of VYNE Preferred Stock), the affirmative vote of the holders of at least 66-2/3% of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class, is required to alter, amend or repeal the following articles of the VYNE Charter: (i) Article V which includes the roles and responsibilities of the VYNE board of directors, (ii) Article VI which outlines requirements for stockholder actions and special meetings of the stockholders, (iii) Article VII which provides for the elimination of directors’ liability for monetary damages to the fullest extent permitted by law and indemnification for directors and officers, (iv) Article VIII which designates the Court of Chancery of the State of Delaware as the exclusive forum for certain legal actions involving VYNE, unless an alternative forum is consented to in writing and (v) Article IX which provides for the percentage of the shares necessary to amend the VYNE Charter.

The Yarrow Charter may be amended pursuant to Section 242 of the DGCL; provided that, at any time when at least 5,060,728 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) are outstanding, Yarrow will not, without the written consent or affirmative vote of the majority of the outstanding shares of Yarrow Preferred Stock, voting together as a single class on an as-converted to Yarrow Common Stock basis (the “Requisite Holders”): (i) amend, alter or repeal any provision of the Yarrow Charter or Yarrow Bylaws; (ii) create, issue or obligate itself to issue shares of, any capital stock unless the same ranks junior to the Series A Preferred Stock with respect to its special rights, powers and preferences; and (iii) increase or decrease the authorized number of shares of Yarrow Common Stock, Series A Preferred Stock or any additional class or series of capital stock of Yarrow.

Amendment of Bylaws

The VYNE board of directors is expressly empowered to adopt, amend or repeal the VYNE Bylaws. Any adoption, amendment or repeal of the VYNE Bylaws by the VYNE board of directors shall require the approval of a majority of the authorized number of directors. The stockholders may also adopt, amend or repeal the VYNE Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of VYNE required by law or by the VYNE Charter, such action by stockholders requires the affirmative vote of the holders of at least 66-2/3% of the voting power of all of the then-outstanding shares of the Voting Stock.

The Yarrow Bylaws may be altered, amended or repealed, in whole or in part, or new bylaws may be adopted by the affirmative vote of the holders of a majority of the shares of the capital stock of Yarrow issued and outstanding and entitled to vote, subject to the Series A Preferred Stock limitations set forth in the previous section.

Limitation on Director and Officer Liability

To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, a director of VYNE shall not be personally liable to VYNE or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of VYNE shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended, automatically and without further action.

To the fullest extent permitted by law, a director or officer of Yarrow shall not be personally liable to Yarrow or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL or any other law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of Yarrow shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

VYNE	Yarrow
Indemnification

VYNE, to the fullest extent permitted by law, will indemnify and advance expenses to any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, or his or her testator or intestate, is or was a director or officer of VYNE or any predecessor of VYNE, or serves or served at any other enterprise as a director or officer at the request of VYNE or any predecessor to VYNE. Notwithstanding the preceding sentence, VYNE will be required to indemnify a person in connection with a proceeding initiated by such person only if the proceeding was authorized in the specific case by the VYNE board of directors.

VYNE, to the fullest extent permitted by law, may indemnify and advance expenses to any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, or his or her testator or intestate, is or was an employee or agent of VYNE or any predecessor of VYNE, or serves or served at any other enterprise as an employee or agent at the request of VYNE or any predecessor to VYNE.

These rights are not exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the VYNE Charter, VYNE Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Yarrow will indemnify, to the maximum extent and in the manner permitted by the DGCL, each of its directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of Yarrow. For purposes of this section, a “director” or “officer” of the Yarrow includes any person (a) who is or was a director or officer of Yarrow, (b) who is or was serving at the request of Yarrow as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of Yarrow or of another enterprise at the request of such predecessor corporation.

Yarrow may also, to the maximum extent and in the manner permitted by the DGCL, indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of Yarrow. For purposes of this section, an “employee” or “agent” of Yarrow (other than a director or officer) includes any person (a) who is or was an employee or agent of Yarrow, (b) who is or was serving at the request of Yarrow as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of Yarrow or of another enterprise at the request of such predecessor corporation.

Conversion Rights

Although the VYNE Charter authorizes the issuance of shares of preferred stock, as of the date of this proxy statement/prospectus, no shares of VYNE Preferred Stock are outstanding. Thus, VYNE stockholders currently do not have any conversion rights.

Each share of preferred stock will be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such whole number of fully paid and non-assessable shares of Yarrow Common Stock, at a conversion rate in accordance with the terms set forth in the Yarrow Charter.

In addition, all outstanding shares of Yarrow Preferred Stock will automatically be converted into shares of Yarrow Common Stock, at the then effective conversion rate as calculated in accordance with the Yarrow Charter, upon the earliest to occur of:

(i) immediately prior to the closing of the sale of shares of Yarrow Common Stock to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), resulting in (a) a pre-money valuation of Yarrow of at least $125,000,000 and (b) at least $50,000,000 of gross proceeds to Yarrow and in connection with such offering

VYNE	Yarrow

the shares of Yarrow Common Stock are listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Yarrow board of directors, including at least a majority of the Preferred Directors then seated; (ii) immediately prior to the closing of a business combination between Yarrow and a public company, pursuant to which such public company would acquire 100% of Yarrow’s outstanding equity (which, for the avoidance of doubt, would include a reverse merger with a public company); and (iii) the date and time, or upon the occurrence of an event, specified by vote or written consent of the Requisite Holders.

Preemptive Rights

VYNE stockholders do not have preemptive rights. Thus, if additional shares of VYNE Common Stock are issued, the current holders of VYNE Common Stock will own a proportionately smaller interest in a larger number of outstanding shares of VYNE Common Stock to the extent that they do not participate in the additional issuance.

Yarrow stockholders do not have preemptive rights. Thus, if additional shares of Yarrow Common Stock are issued, the current holders of Yarrow Common Stock will own a proportionately smaller interest in a larger number of outstanding shares of Yarrow Common Stock to the extent that they do not participate in the additional issuance.

Distributions to Stockholders

The VYNE board of directors, subject to any restrictions contained in either (i) the DGCL or (ii) the VYNE Charter, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of VYNE’s capital stock.

The VYNE board of directors may set apart out of any of the funds of VYNE available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes include but are not limited to equalizing dividends, repairing or maintaining any property of VYNE, and meeting contingencies.

Yarrow shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of Yarrow (other than dividends on shares of Yarrow Common Stock payable in shares of common stock) unless (in addition to the obtaining of any consents required elsewhere in the Yarrow Charter) the holders of Yarrow Preferred Stock then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of preferred stock in an amount calculated in accordance with the Yarrow Charter.

Exclusive Forum

Unless VYNE consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of VYNE, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of VYNE to VYNE or VYNE’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, the VYNE Charter or the VYNE Bylaws, or (4) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of VYNE will be deemed to have notice of and consented to the provisions of the VYNE Charter.

Unless Yarrow consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Yarrow, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Yarrow to Yarrow or Yarrow’s stockholders, (iii) any action asserting a claim against Yarrow, its directors, officers or employees arising pursuant to any provision of the DGCL or Yarrow’s Charter or Yarrow’s Bylaws or (iv) any action asserting a claim against Yarrow, its directors, officers or employees governed by the internal affairs doctrine or that otherwise relates to the internal affairs of Yarrow, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

VYNE	Yarrow
Registration Rights

Other than in connection with the Merger, VYNE stockholders do not have any registration rights.

In connection with the Merger, VYNE, Yarrow and the investors participating in the Yarrow Pre-Closing Financing will enter into a registration rights agreement at the closing of the Yarrow Pre-Closing Financing, pursuant to which, among other things, the Combined Company will agree to prepare and file a resale registration statement covering the resale of certain shares of VYNE Common Stock within 45 calendar days of the Closing pursuant to Rule 415 and to use its commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act. The registration rights agreement also provides that the Combined Company will pay certain expenses relating to such registrations and indemnify the applicable securityholders against certain liabilities.

Other than in connection with the Merger, Yarrow stockholders do not have any registration rights.
Stock Transfer Restrictions Applicable to Stockholders
Shares of VYNE Common Stock are transferable in the manner prescribed by law and the VYNE Bylaws.

No holder of any of the shares of stock of Yarrow may transfer any of the shares of Yarrow or any right or interest therein without the prior written consent of Yarrow, upon duly authorized action of the Yarrow board of directors. Yarrow may withhold consent for any legitimate corporate purpose, as determined by the Yarrow board of directors.

The restriction on transfers set forth in the Yarrow Bylaws will terminate upon the date securities of Yarrow are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act.

PRINCIPAL STOCKHOLDERS OF VYNE

The following table sets forth information relating to the beneficial ownership of VYNE Common Stock as of April 17, 2026, by:

●	each person, or group of affiliated persons, known by VYNE to beneficially own more than 5% of its outstanding shares of VYNE Common Stock;
●	each of VYNE’s directors;
●	each of VYNE’s NEOs; and
●	all of VYNE’s current directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days after April 17, 2026 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of VYNE Common Stock held by that person.

The percentage of shares beneficially owned is computed on the basis of 33,352,858 shares of VYNE Common Stock outstanding as of April 17, 2026. Shares of VYNE Common Stock that a person has the right to acquire within 60 days after April 17, 2026 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o VYNE Therapeutics Inc., P.O. Box 125, Stewartsville, NJ 08886.

	Number of
	Shares Owned
	and Nature of
	Beneficial	Percent of
Name of Beneficial Owner	Ownership	Class
5% and Greater Stockholders:
AI Biotechnology LLC(1)	3,574,533	9.99%
Named Executive Officers and Directors:
David Domzalski(2)	705,162	2.08
Iain Stuart(3)	206,039	*
Mutya Harsch(4)	198,307	*
Steven Basta(5)	76,767	*
Sharon Barbari(6)	64,448	*
Patrick LePore(7)	114,373	*
Elisabeth Sandoval Little(8)	63,837	*
All current directors and executive officers as a group (8 persons)(9)	1,605,248	4.65
*	Indicates beneficial ownership of less than 1% of the total outstanding VYNE Common Stock.
(1)

This information has been obtained from a Schedule 13D filed on November 13, 2023 by AI Biotechnology LLC, Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”) and Mr. Len Blavatnik. Consists of (i) 1,116,585 shares of VYNE Common Stock and (ii) 2,457,948 shares of VYNE Common Stock issuable upon exercise of pre-funded warrants. Such amount does not include 5,334,500 shares of VYNE Common Stock issuable upon exercise of pre-funded warrants because they are subject to limitations on exercisability if such exercise would result in entities affiliated with AI Biotechnology LLC beneficially owning more than 9.99% of VYNE Common Stock then issued and outstanding after giving effect to such exercise. AIH directly controls all of the outstanding voting interest in AI Biotechnology LLC. AIM controls AIH. Len Blavatnik controls AIM and holds a majority of the outstanding voting interests in AIH. By virtue of the foregoing, each of Len Blavatnik, AIM and AIH may be deemed to have voting and investment power over the Shares held by AI Biotechnology LLC. The business address of each of AI Biotechnology LLC, AIM, AIH and Len Blavatnik is c/o Access Industries, Inc. 40 West 57th Street, 28th Floor, New York, NY 10019.

(2)	Consists of 197,050 shares of VYNE Common Stock and 508,112 shares of VYNE Common Stock underlying VYNE Options that have vested or will vest within 60 days of April 17, 2026.
(3)	Consists of 55,125 shares of VYNE Common Stock and 143,182 shares of VYNE Common Stock underlying VYNE Options and VYNE RSUs that have vested or will vest within 60 days of April 17, 2026.
(4)	Consists of 63,304 shares of VYNE Common Stock and 142,735 shares of VYNE Common Stock underlying VYNE Options and VYNE RSUs that have vested or will vest within 60 days of April 17, 2026.
(5)

Consists of (i) 2,842 shares of VYNE Common Stock, (ii) 3,601 shares of VYNE Common Stock held by The Shelter Trust under the Basta Revocable Trust (the “Shelter Trust”), (iii) 1,007 shares of VYNE Common Stock held by the Basta Revocable Trust dated August 4, 2017 (the “Basta Trust”), and (iv) 76,767 shares of VYNE Common Stock underlying options that are exercisable within 60 days of April 17, 2026. As the trustee of each of the Shelter Trust and the Basta Trust, Mr. Basta has voting and investment power over the shares of VYNE Common Stock held by each of the Shelter Trust and the Basta Trust.

(6)	Consists of 1,041 shares of VYNE Common Stock and 63,407 shares of VYNE Common Stock underlying VYNE Options that have vested or will vest within 60 days of April 17, 2026.
(7)	Consists of 51,472 shares of VYNE Common Stock and 62,901 shares of VYNE Common Stock underlying VYNE Options that have vested or will vest within 60 days of April 17, 2026.
(8)	Consists of 63,837 shares of VYNE Common Stock underlying options that have vested or will vest within 60 days of April 17, 2026.
(9)	Includes 1,187,502 shares of VYNE Common Stock underlying VYNE Options and VYNE RSUs that have vested or will vest within 60 days of April 17, 2026.

PRINCIPAL STOCKHOLDERS OF YARROW

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split.

The following table sets forth information known to Yarrow regarding beneficial ownership of Yarrow Common Stock on an as-converted to Yarrow Common Stock basis as of April 17, 2026 for:

●	each of Yarrow’s directors;
●	each of Yarrow’s executive officers;
●	all of Yarrow’s directors and executive officers as a group; and
●	each person, or group of affiliated persons, who is known by Yarrow to beneficially own greater than 5% of Yarrow Common Stock.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to Yarrow’s securities. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of the date of this table. Shares of Yarrow Common Stock that an individual has the right to acquire within 60 days of the date of this table are deemed to be outstanding and beneficially owned by the individual for the purpose of computing the percentage ownership of that individual, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To Yarrow’s knowledge and subject to applicable community property rules, and except as otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned. The percentage of beneficial ownership shown prior to the Merger and Yarrow Pre-Closing Financing in the table below is based on 24,492,911 shares of Yarrow Common Stock deemed to be outstanding as of the date of this table, assuming the conversion of all outstanding shares of Yarrow Preferred Stock into shares of Yarrow Common Stock. The following table does not reflect any shares of Yarrow Common Stock or Yarrow Pre-Funded Warrants that such holders have agreed to purchase in the Yarrow Pre-Closing Financing.

Unless otherwise indicated, the address for each beneficial owner is c/o Yarrow Bioscience, Inc., 470 James Street, Suite 007, New Haven, CT 06513.

		PERCENTAGE
	NUMBER OF	OF SHARES
	SHARES	OUTSTANDING
	BENEFICIALLY	BENEFICIALLY
NAME OF BENEFICIAL OWNER	OWNED	OWNED
5% or Greater Stockholders
Entities affiliated with RTW Investments, LP(1)	9,310,728	38.0%
Entities affiliated with OrbiMed Advisors LLC(2)	4,048,582	16.5%
Entities Affiliated with Janus Henderson Investors US LLC(3)	3,036,437	12.4%
venBio Global Strategic Fund V, L.P.(4)	3,036,437	12.4%
Entities affiliated with Logos Global Management, L.P.(5)	2,024,291	8.3%
Entities affiliated with LifeSci Venture Partners(6)	2,024,291	8.3%
Directors and Executive Officers
Rebecca Frey, Pharm.D.	—	—
Christina Allgeier	—	—
Steven Ryder, M.D.	—	—
Lori Payton, Ph.D.	—	—
Rachael Alford, Ph.D.	—	—
Mona Ashiya, Ph.D.(2)	4,048,582	16.5%
Peter Fong, Ph.D.(1)	9,310,728	38.0%
Steven Hoerter	—	—
Bill Lundberg, M.D.	—	—
Peter Silverman, J.D.	—	—
William White, J.D.	—	—
All executive officers and directors as a group (11 persons)(7)	13,359,310	54.5%
(1)

Consists of 4,250,000 shares of Yarrow Common Stock and 5,060,728 shares of Yarrow Preferred Stock held by RTW Holdings VII, LLC (“RTW Holdings VII”). RTW Fund Group GP, LLC (“RTW Fund Group”), in its capacity as the investment manager of RTW Holdings VII, has the power to vote and the power to direct the disposition of the shares held by RTW Holdings VII. Accordingly, RTW Fund Group may be deemed to be the beneficial owner of such securities. Roderick Wong, M.D., as the Managing Member of RTW Fund Group, has the power to direct the vote and disposition of the securities held by RTW, and Peter Fong is a Member of RTW Fund Group. Each of Dr. Wong and Mr. Fong disclaims beneficial ownership of the shares held by RTW Fund Group, except to the extent of his respective pecuniary interest therein. The address and principal office of RTW Fund Group GP, LLC is 40 10th Avenue, Floor 7, New York, NY 10014, and the address of each of Dr. Wong, Mr. Fong and RTW Holdings VII is c/o RTW Fund Group GP, LLC, 40 10th Avenue, Floor 7, New York, NY 10014.

(2)

Consists of (i) 3,542,510 shares of Yarrow Preferred Stock held by OrbiMed Private Investments X, LP (“OPI X”) and (ii) 506,072 shares of Yarrow Preferred Stock held by OrbiMed Genesis Master Fund, L.P. (“Genesis Master Fund”). OrbiMed Capital GP X, LP (“GP X LP”) is the general partner of OPI X. OrbiMed Capital GP X LLC (“GP X LLC”) is the general partner of GP X LP. OrbiMed Genesis GP LLC (“Genesis GP”) is the general partner of Genesis Master Fund. OrbiMed Advisors LLC (“OrbiMed Advisors”) is the managing member of GP X LLC and Genesis GP. By virtue of such relationships, GP X LLC and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by OPI X, and Genesis GP and OrbiMed Advisors may be deemed to have voting and investment power with respect to shares held by Genesis Master Fund. OrbiMed Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and W. Carter Neild. Each of GP X LLC, Genesis GP, OrbiMed Advisors, Mr. Borho, Mr. Neild, and Dr. Gordon disclaims beneficial ownership of the shares held by OPI X and Genesis Master Fund, except to the extent of its or his pecuniary interest therein if any. The address for each of the entities and individuals identified in this footnote is c/o OrbiMed Advisors LLC, 601 Lexington Avenue 54th Floor, New York, NY 10022.

(3)

Consists of 3,036,437 shares of Yarrow Preferred Stock held by Janus Henderson Biotech Innovation Master Fund Limited (“Janus Master Fund”). Such shares may be deemed to be beneficially owned by Janus Henderson Investors US LLC (“Janus”), an investment adviser registered under the Investment Advisers Act of 1940, as amended, who acts as investment adviser for Janus Master Fund and has the ability to make decisions with respect to the voting and disposition of the shares subject to the oversight of the board of directors of Janus Master Fund. Under the terms of its management contract with Janus Master Fund, Janus has overall responsibility for directing the investments of Janus Master Fund in accordance with the investment objective, policies, and limitations. Janus Master Fund has one or more portfolio managers appointed by and serving at the pleasure of Janus whom make decisions with respect to the disposition of the shares. The portfolio managers for Janus Master Fund are Andrew Acker, Daniel S. Lyons and Agustin Mohedas. The business address of each of the aforementioned parties is c/o Janus Henderson Investors US LLC, 151 Detroit Street, Denver, Colorado 80206.

(4)

Consists of 3,036,437 shares of Yarrow Preferred Stock. venBio Global Strategic GP V, LLC (“venBio GP V”) is the sole general partner of venBio Global Strategic Fund V, L.P. (“Fund V”). Each of Richard Gaster, Corey Goodman and Aaron Royston are managers of venBio GP V. Each of these persons and entities may be deemed to have shared voting and investment control over the shares held by Fund V. The address for all entities and individuals referenced in this footnote is c/o venBio Partners, LLC, 1700 Owens Street, Suite 595, San Francisco, CA 94158.

(5)

Consists of 2,024,291 shares of Yarrow Preferred Stock held by Logos Opportunities Fund V LP (“Logos Opportunities”). Logos Opportunities V GP LLC (“Logos Opportunities GP”) is the general partner of Logos Opportunities. Arsani William and Graham Walmsley are the members of Logos Opportunities GP. Mr. William and Mr. Walmsley each disclaim beneficial ownership of these shares, except to the extent of each of their pecuniary interest in such shares, if any. The principal address of Logos Opportunities is 1 Letterman Drive, Building C, Suite C3-350, San Francisco, CA 94129.

(6)

Consists of 2,024,291 shares of Yarrow Preferred Stock held by LifeSci Venture Master LLC (“LifeSci Master”). Paul Yook is the Managing Member of LifeSci Master. Mr. Yook disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in such shares, if any. The business address for all entities and individuals referenced in this footnote is 152 West 57th Street, 32nd Floor, New York, NY 10019.

(7)	See Notes (1) and (2) above.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split.

The following table sets forth certain information regarding beneficial ownership of the Combined Company common stock immediately after consummation of the Merger, assuming the consummation of the Merger occurred on April 17, 2026 for:

●	each person or group of affiliated persons who is expected by VYNE and Yarrow to be the beneficial owner or more than 5% of the Combined Company common stock;
●	each person expected to be a director of the Combined Company;
●	each person expected to be a named executive officer of the Combined Company; and
●	all of the Combined Company’s expected directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to the Combined Company’s securities. Under such rules, beneficial ownership includes any shares over which the individual or entity has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of April 17, 2026. Shares of the Combined Company common stock that an individual or entity has the right to acquire within 60 days of April 17, 2026 are deemed to be outstanding and beneficially owned by the individual or entity for the purpose of computing the percentage ownership of that individual, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To VYNE’s and Yarrow’s knowledge and subject to applicable community property rules, and except as otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

The table lists applicable percentage ownership based on 133,036,965 shares of common stock expected to be outstanding upon consummation of the Merger, after giving effect to the anticipated Yarrow Pre- Closing Financing and prior to giving effect to the anticipated VYNE reverse stock split. The number of shares beneficially owned includes shares of common stock that each person has the right to acquire within 60 days, including upon the exercise of stock options and pre-funded warrants. These stock options and pre- funded warrants shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the Combined Company common stock expected to be owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the Combined Company common stock expected to be owned by any other person.

Immediately after the Merger, VYNE securityholders as of immediately prior to the Merger are expected to own approximately 3.0% of the outstanding shares of capital stock of the Combined Company (on a fully-diluted basis), and former holders of Yarrow securities are expected to own approximately 97.0% of the outstanding shares of capital stock of the Combined Company (on a fully- diluted basis), subject to certain assumptions, including, but not limited to, VYNE’s Net Cash as of Closing being equal to $0. VYNE management currently anticipates VYNE’s Net Cash as of Closing will be approximately $0, after giving effect to the Cash Dividend, which is expected to be approximately $14.5 to $16.5 million, and the currently estimated ownership percentages reflect this projection. There can be no assurances any of these assumptions will be accurate at Closing when the final Exchange Ratio is determined. The table below assumes that, based on VYNE’s and Yarrow’s capitalization as of April 17, 2026, the Exchange Ratio is estimated to be equal to approximately 35.8455 shares of VYNE Common Stock for each share of Yarrow Common Stock, prior to giving effect to the anticipated VYNE reverse stock split. The estimated Exchange Ratio was derived on a fully-diluted basis as of April 17, 2026, using a stipulated value of Yarrow of approximately $172.9 million and of VYNE of approximately $8.5 million, assuming Net Cash of $0 as of Closing. The final Exchange Ratio is subject to adjustment prior to Closing based upon VYNE’s Net Cash at Closing and the aggregate proceeds from the sale of Yarrow Common Stock and Yarrow Pre-Funded Warrants in the Yarrow Pre-Closing Financing.

Unless otherwise indicated, the address for each beneficial owner is c/o Yarrow Bioscience, Inc., 470 James Street, Suite 007, New Haven, CT 06513.

		PERCENTAGE
	NUMBER OF	OF SHARES
	SHARES	OUTSTANDING
	BENEFICIALLY	BENEFICIALLY
NAME OF BENEFICIAL OWNER	OWNED	OWNED
5% or Greater Stockholders
Entities affiliated with RTW Investments, LP	19,942,252	14.99%
Entities affiliated with Janus Henderson Investors US LLC	19,942,251	14.99%
Entities affiliated with OrbiMed Advisors LLC	13,290,410	9.99%
venBio Global Strategic Fund V, L.P.	13,290,410	9.99%
Entities affiliated with Logos Global Management, L.P.	13,290,410	9.99%
LifeSci Venture Master LLC	13,290,410	9.99%
Entities affiliated with LifeSci Venture Partners	13,290,410	9.99%
AI Biotechnology LLC	8,909,033	6.33%
Directors and Executive Officers
Rebecca Frey, Pharm.D.	—	—
Tyler Zeronda	100,898	*
Steven Ryder, M.D.	—	—
Mona Ashiya, Ph.D.	290,404	9.99%
Steven Hoerter	—	—
Bill Lundberg, M.D.	—	—
Peter Silverman, J.D.	—	—
William White, J.D.	—	—
All executive officers and directors as a group (10 persons)	13,391,302	10.07%
*	Less than 1%.

LEGAL MATTERS

Cooley LLP, Reston, Virginia, will pass upon the validity of the securities offered by this proxy statement/ prospectus.

EXPERTS

The consolidated financial statements of VYNE Therapeutics Inc. as of December 31, 2025 and 2024, and for each of the years in the two-year period ended December 31, 2025, have been included herein and in the registration statement in reliance upon the report of Baker Tilly US, LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Yarrow Bioscience, Inc. as of December 31, 2025 and for the period from October 3, 2025 (inception) to December 31, 2025, have been included herein and in the registration statement in reliance upon the report of Baker Tilly US, LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

VYNE is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains VYNE’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.

VYNE also makes available free of charge on or through its website at www.vynetherapeutics.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after VYNE electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and VYNE are inactive textual references and except as specifically incorporated by reference into this proxy statement/prospectus, information on or accessible from those websites is not part of this proxy statement/prospectus.

VYNE has filed with the SEC a registration statement on Form S-4, of which this proxy statement/ prospectus is a part, under the Securities Act to register the shares of VYNE Common Stock to be issued to Yarrow stockholders in the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of VYNE, as well as a proxy statement of VYNE for its annual meeting. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about VYNE and VYNE Common Stock.

VYNE has supplied all information contained in this proxy statement/prospectus relating to VYNE and Yarrow has supplied all information contained in this proxy statement/prospectus relating to Yarrow.

If you would like to request documents from VYNE or Yarrow, please send a request in writing or by telephone to either VYNE or Yarrow at the following addresses:

VYNE Therapeutics Inc.	Yarrow Bioscience, Inc.
P.O. Box 125	470 James Street
Stewartsville, NJ 08886	Suite 007
Attn: Corporate Secretary	New Haven, CT 06513
Tel: (800) 755-7936	Tel: 203-433-7577
Email: ir@vynetx.com	Email: info@yarrowbioscience.com

VYNE has filed its Annual Report on Form 10-K for the year ended December 31, 2024 with the SEC. It is available free of charge at the SEC’s web site at www.sec.gov. Upon written request by a VYNE stockholder, VYNE will mail without charge a copy of its Annual Report on Form 10-K, including the financial statements, but excluding exhibits to the Annual Report on Form 10-K. Exhibits to the Annual Report on Form 10-K are available upon payment of a reasonable fee, which is limited to VYNE’s expenses in furnishing the requested exhibit. All requests should be directed to VYNE’s Corporate Secretary, P.O. Box 125, Stewartsville, NJ 08886.

If you are a VYNE stockholder and would like additional copies, without charge, of this proxy statement/ prospectus or if you have questions about the Merger, including the procedures for voting your shares, you should contact VYNE’s proxy solicitor, D.F. King & Co., Inc., at the following address, telephone number or email address:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers, Call Collect: (212) 269-5550

All Others, Call Toll Free: (800) 488-8095

Email: VYNE@dfking.com

OTHER MATTERS

Stockholders intending to present a proposal at the VYNE 2027 annual meeting of stockholders for inclusion in VYNE’s proxy statement for that meeting pursuant to Rule 14a-8 of the Exchange Act must submit the proposal to VYNE’s Corporate Secretary at P.O. Box 125, Stewartsville, NJ 08886. Such proposals must comply with the requirements of Rule 14a-8 of the Exchange Act and must be received by VYNE no later than      , 2027, unless the date of VYNE’s 2027 annual meeting of stockholders is held more than 30 days before or after the one-year anniversary of the preceding year’s annual meeting, in which case the proposal must be received a reasonable time before VYNE begins to print and send proxy materials for the 2027 Annual Meeting.

In addition, the VYNE Bylaws provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting when such matter is not submitted for inclusion in VYNE’s proxy statement pursuant to Rule 14a-8 of the Exchange Act. Generally, notice of a nomination or proposal not submitted pursuant to Rule 14a-8 must be delivered to, or mailed and received at, VYNE’s principal executive offices not less than 90 days and not more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting. Accordingly, for VYNE’s 2027 annual meeting of stockholders, notice of a nomination or proposal must be delivered to VYNE no earlier than      , 2027 and no later than      , 2027. If the date of the annual meeting, however, is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered, or mailed and received not later than the later of the 90th day prior to such annual meeting or the 10th day following the day on which public disclosure of the date of such meeting is first made. Further updates and supplements to such notice may be required at the times, and in the forms, required under the VYNE Bylaws. In addition to satisfying the foregoing requirements under the VYNE Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than VYNE’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act. VYNE may refuse to acknowledge any stockholder proposal not made in compliance with the foregoing procedures.

Communication with the VYNE Board of Directors

Any interested party with concerns about VYNE may report such concerns to the VYNE board of directors or the Chair of VYNE’s audit committee or the Chair of VYNE’s nominating and corporate governance committee, by submitting a written communication to the attention of such director at the following address:

c/o VYNE Therapeutics Inc.

P.O. Box 125

Stewartsville, NJ, 08886

You may submit your concern anonymously or confidentially by postal mail or on VYNE’s whistleblower hotline at: https://www.whistleblowerservices.com/vyne. You may also indicate whether you are a stockholder, customer, supplier or other interested party.

A copy of any such written communication may also be forwarded to VYNE’s legal counsel and a copy of such communication may be retained for a reasonable period of time. The director may discuss the matter with VYNE’s legal counsel, with independent advisors, with non-management directors, or with VYNE’s management, or may take other action or no action as the director determines in good faith, using reasonable judgment and applying his or her own discretion.

Communications may be forwarded to other directors if they relate to important substantive matters and include suggestions or comments that may be important for other directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which VYNE tends to receive repetitive or duplicative communications.

VYNE’s audit committee oversees the procedures for the receipt, retention and treatment of complaints received by VYNE regarding accounting, internal accounting controls, or audit matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting, internal accounting controls or auditing matters. VYNE has also established a toll-free telephone number and a secure web form for the reporting of such activity, which is (877) 900-2988 or https://www.whistleblowerservices.com/vyne.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

Brokers with account holders who are VYNE stockholders may be “householding” VYNE’s proxy materials.

A single proxy statement may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you notify your broker or VYNE that you no longer wish to participate in “householding.”

If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate proxy statement and annual report, you may (1) notify your broker, (2) direct your written request to: P.O. Box 125, Stewartsville, NJ 08886 or (3) request from VYNE by calling 800-755-7936. Stockholders who currently receive multiple copies of this proxy statement/prospectus at their address and would like to request “householding” of their communications should contact their broker. In addition, VYNE will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Form 10-K, this proxy statement/prospectus or proxy card to a stockholder at a shared address to which a single copy of the documents was delivered.

INDEX TO FINANCIAL STATEMENTS

VYNE THERAPEUTICS INC.

CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements as of and for the Years ended December 31, 2025 and 2024:

YARROW BIOSCIENCE, INC. CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements as of and for the Years ended December 31, 2025 and 2024:

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of VYNE Therapeutics Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of VYNE Therapeutics Inc. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Baker Tilly US, LLP

We have served as the Company’s auditor since 2022.

Tewksbury, Massachusetts

February 27, 2026

VYNE THERAPEUTICS INC.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31
	2025	2024
Assets
Current Assets:
Cash and cash equivalents	$24,027	$19,926
Investment in marketable securities (Note 6)	4,981	41,590
Prepaid and other current assets	1,002	2,921
Total Current Assets	30,010	64,437
Non-current Assets:
Property and equipment, net (Note 7)	90	113
Operating lease right of use assets (Note 9)	—	93
Non-current prepaid expenses and other assets	60	2,262
Total Non-current Assets	150	2,468
Total Assets	$30,160	$66,905

Liabilities and Shareholders’ Equity
Current Liabilities:
Trade payables	$1,041	$2,707
Accrued expenses (Note 8)	941	9,272
Employee-related obligations	413	1,428
Operating lease liabilities (Note 9)	—	99
Other current liabilities	—	1,313
Total Current Liabilities	2,395	14,819
Total Liabilities	2,395	14,819

Commitments and Contingencies (Note 11)

Shareholders’ Equity:
Preferred stock: $0.0001 par value; 20,000,000 shares authorized at December 31, 2025 and 2024; no shares issued and outstanding at December 31, 2025 and 2024	—	—
Common stock: $0.0001 par value; 150,000,000 shares authorized at December 31, 2025 and December 31, 2024; 33,323,171 and 14,830,013 shares issued and outstanding at December 31, 2025 and 2024, respectively	3	1
Additional paid-in capital	785,413	783,235
Accumulated other comprehensive income	2	20
Accumulated deficit	(757,653)	(731,170)
Total Shareholders’ Equity	27,765	52,086
Total Liabilities and Shareholders’ Equity	$30,160	$66,905

The accompanying notes are an integral part of these consolidated financial statements.

VYNE THERAPEUTICS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2025	2024
Revenues
Royalty revenues	$570	$501
Total revenues	570	501

Operating expenses
Research and development	19,237	30,946
General and administrative	11,082	13,192
Total operating expenses	30,319	44,138
Operating loss	(29,749)	(43,637)
Other income, net	3,017	3,834
Loss from continuing operations before income taxes	(26,732)	(39,803)
Income tax expense	4	4
Loss from continuing operations	(26,736)	(39,807)
Income (loss) from discontinued operations, net of income taxes	253	(27)
Net loss	$(26,483)	$(39,834)

Loss per share from continuing operations, basic and diluted	$(0.63)	$(0.93)
Income per share from discontinued operations, basic and diluted	$0.01	$—
Loss per share, basic and diluted	$(0.62)	$(0.93)

Weighted average shares outstanding - basic and diluted	42,768	42,589

Other comprehensive loss:
Unrealized losses on marketable securities, net of tax of $0	$(18)	$(6)
Total other comprehensive loss	(18)	(6)
Comprehensive loss	$(26,501)	$(39,840)

The accompanying notes are an integral part of these consolidated financial statements.

VYNE THERAPEUTICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands)

				Accumulated
			Additional	other		Total
			paid-in	comprehensive	Accumulated	Shareholders’
	Common stock		capital	income (loss)	deficit	Equity
	Number of
	shares	Amounts	Amounts
BALANCE AT DECEMBER 31, 2023	14,098,888	$1	$780,044	$26	$(691,336)	$88,735
CHANGES DURING 2024:
Net loss	—	—	—		(39,834)	(39,834)
Vesting of restricted stock units, net of withholding for tax, and shares issued under employee share purchase plan	91,302	—	(112)	—	—	(112)
Share-based compensation	—	—	3,303	—	—	3,303
Cashless exercise of pre-funded warrants	639,823	—	—	—	—	—
Unrealized losses from marketable securities	—	—	—	(6)	—	(6)
BALANCE AT DECEMBER 31, 2024	14,830,013	$1	$783,235	$20	$(731,170)	$52,086
CHANGES DURING 2025:
Net loss	—	—	—	—	(26,483)	(26,483)
Vesting of restricted stock units, net of withholding for tax, and shares issued under employee share purchase plan	199,682	—	(128)	—	—	(128)
Share-based compensation	—	—	2,308	—	—	2,308
Cashless exercise of pre-funded warrants	18,293,476	2	(2)	—	—	—
Unrealized losses from marketable securities	—	—	—	(18)	—	(18)
BALANCE AT DECEMBER 31, 2025	33,323,171	$3	$785,413	$2	$(757,653)	$27,765

The accompanying notes are an integral part of these consolidated financial statements.

VYNE THERAPEUTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2025	2024
Cash Flows From Operating Activities:
Net loss	$(26,483)	$(39,834)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	23	4
Share-based compensation	2,308	3,303
Amortization of premium or discount on marketable securities	(778)	(2,443)
Unrealized loss on cash equivalents	—	(1)
Changes in operating assets and liabilities:
Trade receivables, prepaid expenses and other assets and operating lease right of use assets	4,214	(899)
Trade payables, accrued expenses, employee related obligations and other long-term liabilities	(12,309)	6,012
Operating lease liabilities	(99)	(114)
Net cash used in operating activities	(33,124)	(33,972)
Cash Flows From Investing Activities:
Purchase of property and equipment	—	(117)
Proceeds from the sale and maturity of marketable securities	68,300	84,000
Purchases of marketable securities	(30,932)	(60,518)
Net cash provided by investing activities	37,368	23,365
Cash Flows From Financing Activities:
Withholdings from exercise of options and issuance of shares for stock-based compensation arrangements, net	(143)	(141)
Net cash used in financing activities	(143)	(141)
Increase (decrease) in cash and cash equivalents	4,101	(10,748)
Cash and cash equivalents at beginning of the year	19,926	30,674
Cash and cash equivalents at end of the year	$24,027	$19,926

Supplementary information on investing and financing activities not involving cash flows:
Issuance of vested shares under employee share purchase plan	$16	$30

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - NATURE OF OPERATIONS

Company Overview

VYNE Therapeutics Inc. (the “Company”) is a clinical-stage biopharmaceutical company focused on developing differentiated therapies to treat inflammatory and immune-mediated conditions with high unmet need.

The Company has exclusive worldwide rights to research, develop and commercialize products containing small molecule bromodomain and extra-terminal domain (“BET”) inhibitors for the treatment of any disease, disorder or condition in humans, which the Company licensed from Tay Therapeutics Ltd., formerly known as In4Derm Ltd (“Tay”). Through its transaction with Tay, the Company obtained access to a library of new small molecule BET inhibitor compounds, including those that inhibit both BD1 and BD2 (“pan-BD” BET inhibitor) and that selectively inhibit BD2 (“BD2-selective” BET inhibitor). Through its access to this library of new small molecule BET inhibitors, the Company plans to develop product candidates for a diverse set of therapeutic indications. The Company has chosen to initially focus its development efforts with these molecules on immune-mediated inflammatory diseases, which are not being targeted by current BET inhibitors in development.

VYNE is developing VYN202, an oral, small molecule BD2-selective BET inhibitor. VYN202 has been designed to achieve potential class-leading potency and selectivity for BD2 vs. BD1. By maximizing BD2 selectivity, the Company believes VYN202 has the potential to be a potent oral immunomodulator option for both acute control and chronic management of immune-mediated inflammatory conditions, without the hematologic and gastrointestinal adverse effects associated with earlier generation systemic pan-BD BET inhibitors that were being developed in oncologic settings. The Company has completed a Phase 1a single ascending dose/multiple ascending dose (“SAD/MAD”) trial of VYN202 in healthy volunteers and announced positive data from this trial in December 2024. The Company initiated a Phase 1b trial in February 2025 in adult subjects with moderate-to-severe plaque psoriasis.

In April 2025, the FDA verbally placed a clinical hold on the Company’s Phase 1b trial evaluating VYN202 in subjects with moderate-to-severe plaque psoriasis following an observation of testicular toxicity in dogs from a non-clinical toxicology study of VYN202. In June 2025, the FDA lifted the clinical hold for two doses of VYN202 for female subjects and indicated that sufficient data from a 12-week non-clinical toxicology study of VYN202 in dogs would be required in order to resume studies in male clinical subjects. Following the clinical hold, the Company made the decision to unblind the clinical data from the subjects who were enrolled in the trial. Based on interim unblinded clinical data from the Phase 1b trial, together with promising results from multiple preclinical models, the Company terminated the Phase 1b psoriasis trial in support of continued advancement of VYN202 into other serious, immune-mediated diseases with more limited effective treatment options. In October 2025, we initiated the repeat non-clinical toxicology study of VYN202 in male dogs to potentially maximize strategic optionality. The study is expected to be completed in the second half of 2026, with a final report expected in the fourth quarter of 2026.

Until July 2025, the Company’s lead product was repibresib gel (also known as VYN201), a topically administered, small molecule pan-bromodomain (“BD”) BET inhibitor designed as a “soft” drug to address diseases involving multiple, diverse inflammatory cell signaling pathways while providing low systemic exposure. The Company announced positive results from a Phase 1b trial evaluating repibresib in nonsegmental vitiligo in October 2023 and initiated a Phase 2b trial in nonsegmental vitiligo in June 2024. In July 2025, the Company announced that the trial did not meet its primary endpoint of the proportion of subjects achieving an improvement in Facial Vitiligo Area Scoring Index of at least 50% from baseline (“F-VASI50”) at week 24 compared to vehicle. Based on these data, the Company discontinued the ongoing extension phase of the trial and terminated the trial.

In August 2025, our board of directors initiated a strategic review to evaluate a range of options to maximize stockholder value, including the assessment of our internal pipeline, financing opportunities and strategic alternatives. Following the strategic review, we entered into an Agreement and Plan of Merger and Reorganization, dated as of December 17, 2025, which was amended on January 30, 2026 (as amended, the “Merger Agreement”) with Yarrow Biosciences, Inc. (“Yarrow”), pursuant to which among other matters, Yellow Merger Sub Corp., a direct, wholly owned subsidiary of ours (“Merger Sub”), will merge with and into Yarrow, with Yarrow surviving as a wholly owned subsidiary of VYNE and the surviving corporation of the merger (the “Merger”). Following the completion of the Merger, the current business of Yarrow will become the Company’s primary business. As such, we may continue to evaluate opportunities for repibresib and VYN202, which may include a sale, license, transfer, disposition, divestiture or other monetization transaction to a third party or to a related party so long as the transaction would not result in material post-closing obligations to the Company without Yarrow’s consent.

For additional information regarding the sale of the Company’s legacy commercial business (the “MST Franchise”) to Journey Medical Corporation (“Journey”) in January 2022 and the Company’s licensing arrangements with Tay, see “Note 3—Strategic Agreements.”

The Company is a Delaware corporation and operates as one business segment. Its previous principal executive office was in Bridgewater, New Jersey, however, starting November 1, 2025, the Company operates on a fully remote model.

The Proposed Merger

The Merger Agreement

Following the strategic review described above, on December 17, 2025, the Company entered into the Merger Agreement with Yarrow, a privately held biotechnology company advancing YB-101 (also known as GS-098), a clinical-stage, humanized monoclonal antibody targeting the thyroid-stimulating hormone receptor for the treatment of Graves’ disease and thyroid eye disease, pursuant to which Yarrow will become a wholly owned subsidiary of VYNE and VYNE will operate under the name Yarrow Bioscience, Inc. following the Merger. The Company anticipates that the Merger will close in the second quarter of 2026, subject to certain closing conditions, along with the concurrent Yarrow Pre-Closing Financing (as described below). Following the Merger, the current business of Yarrow will become the primary business.

Yarrow Series A Preferred Stock Financing

In connection with the execution of the Merger Agreement, certain institutional and accredited investors (the “Series A Investors”), led by an affiliate of RTW Investments and Yarrow entered into a Series A stock purchase agreement, pursuant to which such persons invested in and purchased an aggregate of 20,242,911 shares of Yarrow Preferred Stock at a purchase price of $4.94 per share for aggregate gross proceeds to Yarrow of $100.0 million.

Yarrow Pre-Closing Financing

Concurrently with the execution and delivery of the Merger Agreement, the Series A Investors also entered into the Securities Purchase Agreement with Yarrow, pursuant to which such investors have agreed to purchase, immediately prior to the Merger, shares of Yarrow common stock or, in lieu thereof, Yarrow pre-funded warrants, representing an aggregate commitment of approximately $100.0 million in the Yarrow Pre-Closing Financing.

The shares of Yarrow common stock and Yarrow pre-funded warrants that are issued in the Yarrow Pre- Closing Financing will be or will have the right to be, respectively, converted into shares of VYNE common stock in the Merger.

The Securities Purchase Agreement contains customary representations and warranties of Yarrow and also contains customary representations and warranties of the purchaser parties thereto.

The Securities Purchase Agreement also contemplates Yarrow and the investors participating in the Yarrow Pre-Closing Financing entering into a registration rights agreement at the closing of the Yarrow Pre-Closing Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration and resale of certain shares of VYNE common stock that are held by the investors participating in the Yarrow Pre-Closing Financing from time to time pursuant to Rule 415.

Pre-Closing Special Cash Dividend

Further, prior to the closing of the Merger, the Company expects to declare and set aside the aggregate cash amount to be paid in accordance with a special cash dividend (the “special cash dividend”) to holders of record of outstanding shares of the Company’s common stock as of a record date prior to the effective time of the Merger, to be determined by the board of directors. The ex-dividend date in respect of such special cash dividend will be determined by Nasdaq. The Company’s stockholders of record prior to the ex-dividend date will be entitled to receive the special cash dividend, regardless of whether they beneficially own such shares as of the dividend date. The amount of the special cash dividend is expected to be approximately $14.5 million to $16.5 million in the aggregate.

Liquidity and Capital Resources

As of December 31, 2025, the Company had cash, cash equivalents and marketable securities of $29.0 million and an accumulated deficit of $757.7 million. The Company had no outstanding debt as of December 31, 2025. For the year ended December 31, 2025, the Company incurred a net loss of $26.5 million and used $33.1 million of cash in operations.

The Company’s primary uses of capital were historically compensation and related expenses, research and development costs, legal and other regulatory expenses and general overhead costs. In anticipation of the Merger with Yarrow, the Company has suspended and is winding down its research and development activities, operations are limited and the Company expects that expenses, other than those related to the Merger, will decrease significantly. The Company’s future operations are highly dependent on the success of the proposed Merger with Yarrow.

If the Merger is not completed, the Company may pursue other strategic alternatives, including financing opportunities, or liquidation. In order to continue the development of VYN202 or any future product candidates, the Company will require substantial additional capital. Accordingly, the Company may seek to raise any necessary additional capital to fund its operations. No assurance can be given as to whether additional needed financing will be available on terms acceptable to the Company, if at all. If sufficient funds on acceptable terms are not available when needed, the Company may be required to suspend or forego certain planned activities or liquidate. Failure to manage discretionary spending or raise additional financing, as needed, would adversely impact the Company’s ability to achieve its intended business objectives and have an adverse effect on its results of operations and future prospects.

In addition, the amount of proceeds the Company may be able to raise pursuant to its shelf registration statement on Form S-3 is limited. As of the filing of this Annual Report, the Company is subject to the general instructions of Form S-3 known as the “baby shelf rules.” Under these rules, the amount of funds the Company can raise through primary public offerings of securities in any 12-month period using its registration statement on Form S-3 is limited to one-third of the aggregate market value of the shares of the Company’s common stock held by its non-affiliates. Therefore, the Company will be limited in the amount of proceeds it is able to raise by selling shares of common stock using its Form S-3 until such time as the Company’s public float exceeds $75.0 million.

In accordance with Accounting Standards Codification (“ASC”) Subtopic 205-40, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that its audited consolidated financial statements are issued. As of the report date, the Company believes its existing cash, cash equivalents and marketable securities are sufficient to fund its operating and capital expenditure requirements through the closing of the contemplated Merger, which is subject to approval by the Company’s stockholders and the stockholders of Yarrow and other customary closing conditions, and for a period of at least 12 months from the date of issuance of these audited consolidated financial statements.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

b.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

c.	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant items subject to such estimates and assumptions include research and development accruals. Actual results could differ from the Company’s estimates.

d.	Cash and cash equivalents

The Company considers cash equivalents to be all short-term, highly liquid investments, which include short-term bank deposits, treasury bills and money market funds with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash.

e.	Marketable securities

Marketable securities with original maturities of greater than three months and remaining maturities of less than one year from the balance sheet date are classified as short-term. Marketable securities with remaining maturities of greater than one year from the balance sheet date are classified as long-term.

The Company classifies all marketable securities as available-for-sale debt securities. The Company’s marketable securities are measured and reported at fair value using either quoted prices in active markets for identical securities or quoted prices in markets that are not active for identical or similar securities. Unrealized gains and losses are reported as a separate component of shareholders’ equity. The cost of securities sold is determined on a specific identification basis, and realized gains and losses, if any, are included in other income, net within the consolidated statement of operations and comprehensive loss.

f.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. The Company’s property and equipment are depreciated by the straight-line method on the basis of their estimated useful life.

Estimated useful lives are as follows:

Estimated Useful Life
Office equipment	5 years

g.	Impairment of long-lived assets

The Company tests long-lived assets for impairment whenever events or circumstances present an indication of impairment. If the sum of expected future cash flows (undiscounted and without interest charges) of the assets is less than the carrying amount of such assets, an impairment loss would be recognized. The assets would be written down to their estimated fair values, calculated based on the present value of expected future cash flows (discounted cash flows), or some other fair value measure.

h.	Credit losses

An allowance is maintained for potential credit losses in accordance with accounting standards update (“ASU”) No. 2016-13. The Company evaluates its allowance based on expected losses rather than incurred losses, which is known as the current expected credit loss (“CECL”) model. The allowance is determined using the loss rate approach and is measured on a collective (pool) basis when similar risk characteristics exist. Where financial instruments do not share risk characteristics, they are evaluated on an individual basis. The allowance is based on relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Trade receivable balances are written off against the allowance when it is deemed probable that the receivable will not be collected. Trade receivables, net are stated net of reserves for certain sales allowances and credit losses. Credit losses were not material for the years ended December 31, 2025 and 2024.

i.	Leases

The Company’s lease portfolio previously consisted of office space. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. Operating lease assets represent the Company’s right to use an underlying asset for the lease term whereas lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet. Operating lease expense is recognized on a straight-line basis over the expected lease term.

j.	Contingencies

Certain conditions may exist as of the date of the consolidated financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management assesses such contingent liabilities and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Management applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is recorded as accrued expenses in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material are disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantees are disclosed.

k.	Share-based compensation

The Company accounts for employees’ and directors’ share-based payment awards classified as equity awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period using the straight-line method. Forfeitures are recognized as they occur.

Share-based payments related to the employee share purchase plan (“ESPP”) are recognized based on the fair value of each award estimated on the first day of the offering period and recognized as an expense over the offering period using the straight-line method.

The Company elected to recognize compensation costs for awards conditioned only on continued service that have a graded vesting schedule using the straight-line method.

l.	Revenue recognition

The Company accounts for its revenue transactions under Financial Accounting Standards Board (“FASB”), ASC, Topic 606, Revenue from Contracts with Customers. In accordance with ASC Topic 606, the Company recognizes revenues when its customers obtain control of its product for an amount that reflects the consideration it expects to receive from its customers in exchange for that product. To determine revenue recognition for contracts that are determined to be in scope of ASC Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once the contract is determined to be within the scope of ASC Topic 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when such performance obligation is satisfied.

Following the disposition of the MST Franchise in January 2022, the Company does not have any revenue generating products (see “Note 4—Discontinued Operations”); however, the Company may receive royalty revenues from the sale of specified products.

Royalty Revenues and Collaboration Agreements

The Company is entitled to royalty payments with respect to sales of Finacea foam. The Company previously licensed the rights to Finacea foam to LEO Pharma A/S (“LEO Pharma”). Finacea foam was not part of the MST Franchise that was sold in January 2022. Royalties are recognized as revenue when the product is sold by LEO Pharma. For the year ended December 31, 2025 and 2024, royalty revenues were $0.6 million and $0.5 million, respectively.

For collaboration agreements under ASC 606, the Company identifies the contract, identifies the performance obligations, determines the transaction price, allocates the contract transaction price to the performance obligations, and recognizes the revenue when (or as) the performance obligation is satisfied.

The Company identifies the performance obligations included within the agreement and evaluate which performance obligations are distinct. Upfront payments for licenses are evaluated to determine if the license is capable of being distinct from the obligations to participate on certain development and/or commercialization committees with the collaboration partners and supply manufactured drug product for clinical trials. For performance obligations that are satisfied over time, the Company utilizes the input method and revenue is recognized by consistently applying a method of measuring progress toward complete satisfaction of that performance obligation. The Company periodically reviews estimated periods of performance based on the progress under each arrangement and accounts for the impact of any changes in estimated periods of performance on a prospective basis.

Milestone payments are a form of variable consideration as the payments are contingent upon achievement of a substantive event. Milestone payments are estimated and are included in the transaction price when the Company determines that it is probable that there will not be a significant reversal of cumulative revenue recognized in future periods.

Product Sales Provisions

The Company’s net product revenues were generated through sales of AMZEEQ, which was approved by the FDA in October 2019 and was commercially launched in the United States in January 2020, and ZILXI, which was approved by the FDA in May 2020 and was commercially launched in the United States in October 2020. The Company sold the MST Franchise on January 12, 2022 and, as such, the Company no longer generates revenue from the sale of these products.

Provisions for distribution fees, trade discounts and chargebacks related to the sales of AMZEEQ and ZILXI are reflected as a reduction to trade receivables, net on the consolidated balance sheet. All other provisions, including rebates, other discounts and return provisions are reflected as a liability within accrued expenses on the consolidated balance sheet. The revenue reserve liability was $2.1 million as of December 31, 2024. No revenue reserve liability existed as of December 31, 2025. Under the terms of the Asset Purchase Agreement, the Company retained and is responsible for historical liabilities of the commercial business operations based on events occurring prior to the sale other than those liabilities expressly assumed by Journey.

Contract Assets and Contract Liabilities

The Company did not have any contract assets (unbilled receivables) related to product sales as of December 31, 2025 or 2024, as customer invoicing generally occurred before or at the time of revenue recognition. Similarly, the Company did not have any contract assets (unbilled receivables) related to its royalty revenues as of December 31, 2025 or 2024.

The Company did not have any contract liabilities as of December 31, 2025 or 2024, as the Company did not receive payments in advance of fulfilling its performance obligations to its customers.

m.	Collaboration arrangements

The Company analyzes its collaboration arrangements to assess whether they are within the scope of ASC Topic 808, Collaborative Arrangements (ASC 808), to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards that are dependent on the commercial success of such activities. To the extent the arrangement is within the scope of ASC 808, the Company will assess whether aspects of the arrangement between it and their collaboration partner are within the scope of other accounting literature.

n.	Research and development expenses

All expenses associated with research and development are expensed as incurred. Research and development expenses include expenses directly attributable to conducting the Company’s research and development programs, including expenses incurred under arrangements with third parties, such as contract research organizations, contract development and manufacturing organizations and consultants as well as the cost of clinical trials, clinical trial supplies, salaries, share-based compensation expenses, payroll taxes and other employee benefits.

Expenses are considered incurred based on the evaluation of the progress to completion of specific tasks under each contract using information and data provided by the service providers and vendors or the Company’s estimate of the level of service that has been performed at each reporting date, whereas payments are dictated by the terms of each agreement, such as the successful enrollment of a certain number of patients, site initiation, and the completion of clinical trial milestones. As such, depending on the timing of the payment relative to the receipt of goods or services, management may record prepaid expenses, accrued expenses, or other assets.

o.	Fair value measurement

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1:    Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:    Observable prices that are based on inputs not quoted on active markets, but corroborated by market data or active market data of similar or identical assets or liabilities.

Level 3:    Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

p.	Income taxes

Deferred taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is recognized to the extent that it is more likely than not that the deferred taxes will not be realized in the foreseeable future. Given the Company’s losses, the Company has provided a full valuation allowance with respect to its deferred tax assets.

Uncertainty in income tax

The Company follows a two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates that it is more likely than not that the position will be sustained based on technical merits. If this threshold is met, the second step is to measure the tax position as the largest amount that has more than a 50% likelihood of being realized upon ultimate settlement.

The Company’s net operating loss (“NOL”) carryforwards are subject to annual limitations imposed by Section 382 of the Internal Revenue Code. The Company completed a Section 382 study through March 31, 2025, identifying ownership changes in connection with the 2020 merger between Menlo Therapeutics (the Company’s predecessor company) and Foamix Pharmaceuticals Ltd. and with the private placement transaction in November 2023. These ownership changes resulted in federal NOLs expected to expire unutilized.

One Big Beautiful Bill Act (“OBBBA”)

On July 4, 2025, the President signed H.R. 1, the “One Big Beautiful Bill Act,” into law. The legislation includes several changes to federal tax law that provide more favorable deductibility of certain business expenditures beginning in 2025, including the restoration of immediate expensing for domestic research and development expenditures, the reinstatement of 100% bonus depreciation, and modifications to the limitation on business interest expense. The enactment of this legislation did not have a material impact on the Company’s income tax provision for the year ended December 31, 2025.

q.	Net loss per share

Net loss per share, basic and diluted, is computed on the basis of the net loss from continuing operations for the period divided by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is based upon the weighted average number of shares of common stock and of common stock equivalents outstanding when dilutive.

The Company has issued the Pre-Funded Warrants, which do not expire until they are exercised in full (see “Note 12—Shareholder’s Equity”). Pursuant to the guidance of ASC 260-10, the Company concluded that because the equity-classified Pre-Funded Warrants were immediately exercisable for little or no cash consideration, due to the non-substantive exercise price, all of the necessary conditions for issuance of the underlying shares of common stock had been met when the Pre-Funded Warrants were issued. Therefore, the underlying shares of common stock should be included in the denominator for both the calculation of basic and diluted net loss per share of common stock for the year ended December 31, 2025.

The following stock options, restricted stock units (“RSUs”) and warrants were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented:

	Year ended December 31,
(in numbers of shares)	2025	2024
Outstanding stock options and RSUs	3,401,478	2,335,019
Warrants	27,509	27,509

r.	Concentration of credit risks

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, restricted cash, marketable securities and accounts receivables. The Company deposits cash and cash equivalents with highly rated financial institutions and, as a matter of policy, limits the amounts of credit exposure to any single financial institution. In addition, all marketable securities carry a high credit rating or are government insured. The Company has not experienced any material credit losses in these accounts and does not believe it is exposed to significant credit risk on these instruments.

Existing royalty receivables relate to one customer, but do not present a credit risk due to their immaterial nature.

s.	Employee Retention Tax Credit

In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law, providing numerous tax provisions and other stimulus measures, including employee retention tax credits (“ERTC”). The ERTC was a refundable tax credit against certain employment taxes for qualifying businesses retaining employees on their payroll during the COVID-19 pandemic and allowed eligible employers to claim a refundable tax credit against the employer share of Social Security tax equal to 70% of the qualified wages they paid to employees, initially from March 27, 2020 until June 30, 2021, and extended through September 30, 2021. During 2022, the Company filed returns with the Internal Revenue Service (IRS) and claimed credits totaling $1.3 million. During the first quarter of 2023, the Company received the full $1.3 million. As there is no authoritative guidance under U.S. GAAP on accounting for government assistance to for-profit business entities, the Company has accounted for the ERTC by analogy to International Accounting Standard, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”). The IRS examination of the ERTC filings was closed in April 2025. As a result, $1.3 million of other income was recognized on the consolidated statement of operations and comprehensive loss for the year ended December 31, 2025, in conjunction with the expiration of the statute of limitations associated with the previously accrued amount.

t.	Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC Topic 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent reporting period end date while the warrants are outstanding. For issued warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. Liability-classified warrants are required to be accounted for at fair value both on the date of issuance and on subsequent accounting period ending dates, with all changes in fair value after the issuance date recorded as a component of other income, net in the statements of operations. As of December 31, 2025 and 2024, all of the Company’s outstanding warrants were equity-classified warrants.

u.	Newly issued and recently adopted accounting pronouncements:

Recent Accounting Guidance Issued

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740)—Improvements to Income Tax Disclosures” (“ASU 2023-09”), which is intended to enhance the transparency and decision usefulness of income tax disclosures. Public business entities are required to adopt this standard for annual fiscal periods beginning after December 31, 2024 and early adoption is permitted. The Company adopted the standard as of December 31, 2025 (see “Note 14 - Income Tax”).

In November 2024, the FASB issued ASU No. 2024-03, ”Comprehensive Income (Topic 220)—Disaggregation of Income Statement Expenses” (“ASU 2024-03”), to improve financial reporting by requiring disclosures in the notes to financial statements about specific types of expenses included in the expense captions presented on the face of the statement of operations. The requirements of the ASU, as clarified by ASU 2025-01 issued in January 2025, are effective for annual reporting periods beginning after December 15, 2026 and for interim reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements will be applied prospectively with the option for retrospective application. The Company is evaluating the impact the adoption of this guidance will have on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses for Accounts Receivable and Contract Assets, to introduce a practical expedient to calculating current expected credit loss by assuming that the current conditions as of the balance sheet date will not change for the remaining life of the asset. This expedient can only be applied to current accounts receivable and current contract assets. This update is effective for annual reporting periods beginning after December 15, 2025 and interim periods within those annual periods, and this update is applied prospectively. Early adoption is permitted in both interim and annual periods in which financials have not been issued. The Company is evaluating the impact the adoption of this guidance will have on its consolidated financial statements and related disclosures.

NOTE 3 - STRATEGIC AGREEMENTS

Agreements with Tay Therapeutics

Evaluation and Option Agreement

In April 2021, the Company entered into an Evaluation and Option Agreement (the “Option Agreement”) with Tay. Pursuant to the Option Agreement, Tay granted the Company an exclusive option to obtain certain exclusive worldwide rights to research, develop and commercialize products containing Tay’s BET inhibitor compounds for the treatment of any disease, disorder or condition in humans. Pursuant to the Option Agreement, the Company agreed to use commercially reasonable efforts to stabilize, develop and manufacture a product with a pan-BD BET inhibitor as its active ingredient and Tay agreed to provide a mutually agreed data package and select new chemical entity development candidate from its highly selective BET inhibitor compounds (the “Oral BETi Compounds”). The Company paid a $1.0 million non-refundable cash payment to Tay upon execution of the Option Agreement, 50% of which was to be used by Tay in the development of the Oral BETi Compounds.

Under the terms of the Option Agreement, the Company’s option (the “Oral Option”) with respect to the Oral BETi Compounds was to expire on June 30, 2022 (the “Option Term”), but in June 2022, the Company and Tay entered into a Letter Agreement (the “Letter Agreement”) to extend the Option Term to February 28, 2023. In February 2023, the parties entered into an additional Letter Agreement (the “Second Letter Agreement”) pursuant to which the Option Term was further extended to April 30, 2023. The Company exercised the Oral Option for VYN202 on April 28, 2023.

License for Locally Administered Pan-BD BET Inhibitor Program (Repibresib)

On August 6, 2021, the Company exercised its option with respect to the repibresib program and, on August 9, 2021, the parties entered into a License Agreement (the “Repibresib License Agreement”) granting the Company a worldwide, exclusive license that is sublicensable through multiple tiers to exploit certain of Tay’s pan-BD BET inhibitor compounds in all fields. The Company has the sole responsibility for development, regulatory, marketing and commercialization activities to be conducted for the licensed products at its sole cost and discretion. The Company is required to use commercially reasonable efforts to develop and, if approved, commercialize such products. Pursuant to the Repibresib License Agreement, a joint development committee consisting of one representative from each party reviews the progress of the development plan for the licensed products. Pursuant to the Repibresib License Agreement, the Company may develop a product that contains or incorporates a specific BET inhibitor, whether alone or in combination with other active ingredients, in any form, formulation, presentation, or dosage, and for any mode of administration.

The Company made a $0.5 million cash payment to Tay in connection with entering into the Repibresib License Agreement. Pursuant to the Repibresib License Agreement, the Company has agreed to make cash payments to Tay of up to $15.75 million upon the achievement of specified clinical development and regulatory approval milestones with respect to each licensed topical product in the United States for all indications, of which $1.8 million has been paid or accrued through December 31, 2025. Tay is entitled to additional milestone payments upon the achievement of regulatory approvals in certain non-U.S. jurisdictions. In addition, with respect to any products the Company commercializes under the Repibresib License Agreement, the Company will pay tiered royalties to Tay on net sales of such licensed products by the Company, its affiliates, or sublicensees, of 5%, 7.5% and 10% based on tiered annual net sales bands subject to specified reductions. The Company is obligated to pay royalties until the latest of (1) the tenth anniversary of the first commercial sale of the relevant licensed product, (2) the expiration of the last valid claim of the licensed patent rights covering such licensed product in such country and (3) the expiration of regulatory exclusivity for the relevant licensed product in the relevant country, on a licensed product-by-licensed product and country-by-country basis.

Pursuant to the Repibresib License Agreement, VYNE was granted a sublicense under certain intellectual property which was licensed to Tay by the University of Dundee (“Dundee”) pursuant to a certain license agreement between Tay and Dundee effective as of July 24, 2020 and amended and restated on October 8, 2021 (the “Head License”). On February 13, 2025, Tay and Dundee entered into an agreement for the termination of the Head License and assignment of such intellectual property from Dundee to Tay. Upon termination of the Head License, the Repibresib License Agreement was accordingly amended to reflect the assignment of the intellectual property to Tay upon its payment in full to Dundee. The amendment does not change any of Tay’s or VYNE’s rights or obligations under the Repibresib License Agreement, except that any references to the Head License were removed and any obligations owed by VYNE to Dundee with respect to repibresib are now owed to Tay.

License for Selective BET Inhibitor Program (VYN202)

On April 28, 2023, the Company exercised the Oral Option and entered into a license agreement (the “VYN202 License Agreement”) with Tay granting the Company a worldwide, exclusive license that is sublicensable through multiple tiers to exploit certain of Tay’s Oral BETi Compounds in all fields. The Company has the sole responsibility for development, regulatory, marketing and commercialization activities to be conducted for the licensed products at the sole cost and discretion of the Company, and shall use commercially reasonable efforts to develop and, if approved, commercialize such products. VYNE may sublicense its rights to a third party without Tay’s consent. Pursuant to the License Agreement, a joint development committee consisting of one representative from each party reviews the progress of the development plan for the licensed products.

The Company made a cash payment of $3.75 million, after deducting the $0.25 million paid in February 2023, to Tay in connection with entering into the VYN202 License Agreement. This payment was recorded as a research and development expense in the period paid. Pursuant to the terms of the VYN202 License Agreement, the Company agreed to make cash payments to Tay of up to $43.75 million upon the achievement of specified clinical development and regulatory approval milestones with respect to each licensed oral product in the United States for all indications, of which $2.3 million has been paid or accrued through December 31, 2025. In August 2025, the Company paid Tay $1.0 million in partial satisfaction of the “Phase 2 Milestone” under the VYN202 License Agreement for the initiation of the Phase 1b trial in psoriasis. The VYN202 License Agreement was also amended in August 2025 to provide that upon initiation of a new clinical trial in a target patient population involving VYN202 for oral administration with an efficacy endpoint, regardless of the trial’s phase designation or regulatory classification, the Company shall pay Tay the remaining $4.0 million amount under the “Phase 2 Milestone.” All other terms of the VYN202 License Agreement were unchanged.

Tay is entitled to additional milestone payments upon the achievement of regulatory approvals in certain non-U.S. jurisdictions. In addition, with respect to any products the Company commercializes under the VYN202 License Agreement, the Company will pay tiered royalties to Tay on net sales of such licensed products by the Company, its affiliates, or sublicensees, of 5%, 7.5% and 10% based on tiered annual net sales bands subject to specified reductions. The Company is obligated to pay royalties until the latest of (1) the tenth anniversary of the first commercial sale of the relevant licensed product, (2) the expiration of the last valid claim of the licensed patent rights covering such licensed product in such country and (3) the expiration of regulatory exclusivity for the relevant licensed product in the relevant country, on a licensed product-by-licensed product and country-by-country basis.

Sale of the MST Franchise

On January 12, 2022, VYNE entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Journey pursuant to which the Company sold its MST Franchise to Journey. The assets included certain contracts, including the license agreement with Cutia Therapeutics (HK) Limited (“Cutia”), inventory and intellectual property related to the MST Franchise (together, the “Assets”). Pursuant to the Agreement, Journey assumed certain liabilities of the MST Franchise. There were no current or long-term liabilities recorded by the Company which were transferred to Journey.

Pursuant to the Purchase Agreement, the Company received an upfront payment of $20.0 million at the closing of the sale of the MST franchise and received an additional $5.0 million deferred payment in January 2023. The Company is also eligible to receive sales milestone payments of up to $450.0 million in the aggregate upon the achievement of specified levels of net sales on a product-by-product basis, beginning with annual net sales exceeding $100.0 million (with products covered in three categories (1) AMZEEQ (and certain modifications), (2) ZILXI (and certain modifications), and (3) FCD105 and other products covered by the patents being transferred, including certain modifications). In addition, the Company is entitled to receive certain payments from any licensing or sublicensing of the assets by Journey outside of the United States.

NOTE 4 – DISCONTINUED OPERATIONS

The Company determined that the sale of the MST Franchise represented a strategic shift that had a major effect on the business and therefore the MST Franchise met the criteria for classification as discontinued operations. Accordingly the MST Franchise is reported as discontinued operations in accordance with ASC 205-20, Discontinued Operations. In accordance with ASC 205-20, only expenses specifically identifiable and related to a business to be disposed may be presented in discontinued operations. Historically, research and development, marketing, and general and administrative expenses in discontinued operations included corporate costs incurred directly to solely support the MST Franchise.

The following table presents the combined results of discontinued operations of the MST Franchise:

	Year ended December 31,
(in thousands)	2025	2024
Product sales, net	$273	$—
Operating expenses:
General and administrative	20	27
Total operating expenses	20	27
Income (loss) from discontinued operations, before taxes	253	(27)
Income tax expense	—	—
Net income (loss) from discontinued operations	$253	$(27)

The product sales, net for the year ended December 31, 2025 was primarily attributable to the partial reversal of the return reserve upon final reconciliation with the wholesalers. There were no non-cash items related to discontinued operations for the years ended December 31, 2025 and 2024.

The milestone payments for sales of ZILXI, AMZEEQ and FCD105 represent contingent consideration. Contingent consideration has been accounted for as a gain contingency in accordance with ASC 450, Contingencies, and will be recognized in earnings in the period when realizable.

NOTE 5 - FAIR VALUE MEASUREMENTS

The Company’s financial assets that are measured at fair value as of December 31, 2025 and 2024 are classified in the tables below in one of the three categories described in “Note 2(o)—Fair value measurement” above:

	December 31, 2025
(in thousands)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$23,133	$894	$—	$24,027
Marketable securities	—	4,981	—	4,981
Total assets	$23,133	$5,875	$—	$29,008

	December 31, 2024
(in thousands)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$19,926	$—	$—	$19,926
Marketable securities	—	41,590	—	41,590
Total assets	$19,926	$41,590	$—	$61,516

Other financial instruments consist of trade receivables, trade payables and accrued expenses. The fair value of these financial instruments approximates their carrying values due to their short-term nature. In determining the fair value of its Level 2 investments, the Company relied on quoted prices for identical securities in markets that are not active. These quoted prices were obtained by the Company with the assistance of a third-party pricing service based on available trade, bid and other observable market data for identical securities.

NOTE 6 - MARKETABLE SECURITIES

As of December 31, 2025 and 2024, marketable securities consisted of U.S. Government and agency debt securities as well as U.S. Treasury bills.

The following tables set forth the Company’s marketable securities:

	December 31,
(in thousands)	2025	2024
U.S. Government and agency debt securities	$500	$10,572
U.S. Treasury bills	4,481	31,018
Total	$4,981	$41,590

As of December 31, 2025 and 2024, the amortized cost, gross unrealized gains, gross unrealized losses and fair value were as follows:

	December 31, 2025
(in thousands)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
U.S. Government and agency debt securities	$500	$—	$—	$500
U.S. Treasury bills	4,479	2	—	4,481
Total	$4,979	$2	$—	$4,981

	December 31, 2024
(in thousands)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
U.S. Government and agency debt securities	$10,568	$4	$—	$10,572
U.S. Treasury bills	31,002	16	—	31,018
Total	$41,570	$20	$—	$41,590

As of December 31, 2025 and 2024, $5.0 million and $41.6 million, respectively, of the marketable securities were in an unrealized gain position. The Company determined that unrealized gains and losses on marketable securities were primarily due to interest rate changes. No allowance for credit losses related to any of these securities was recorded for the years ended December 31, 2025 and 2024. All maturities are less than 12 months.

NOTE 7 - PROPERTY AND EQUIPMENT

The following table sets forth the Company’s property and equipment, net as of December 31, 2025 and 2024:

	December 31,
(in thousands)	2025	2024
Office equipment	$117	$117
Property and equipment	117	117
Less: Accumulated depreciation	(27)	(4)
Property and equipment, net	$90	$113

Depreciation expense totaled $23 thousand and $4 thousand for the years ended December 31, 2025 and 2024, respectively, which is included within general and administrative expenses on the consolidated statements of operations and comprehensive loss.

NOTE 8 - ACCRUED EXPENSES

Accrued expenses consisted of the following:

	December 31,
(in thousands)	2025	2024
Product sales provisions(1)	$—	$2,107
Research and development(2)	547	6,622
Professional services	379	491
Other	15	52
Total accrued expenses	$941	$9,272
(1)	Comprised primarily of liabilities related to product returns associated with the MST Franchise.
(2)	Comprised primarily of accruals related to fees for contract research organizations, investigative sites, and other service providers that assist in conducting preclinical research studies and clinical trials.

NOTE 9 – OPERATING LEASE

The Company previously had an operating lease for its principal executive office in Bridgewater, New Jersey. As of December 31, 2025, the Company had no remaining lease commitments.

In November 2022, the Company signed a Sublease Agreement (the “Sublease”) to sublease approximately 5,755 square feet of office space (the “Leased Premises”) in Bridgewater, New Jersey through September 30, 2023. Following the termination of the Sublease, the Company signed a Lease Agreement (the “Master Lease”) to lease the Leased Premises through September 30, 2025. The Company recorded a right of use asset of $0.2 million and liability of $0.3 million at the commencement date of the Master Lease on October 1, 2023. The Master Lease was subsequently extended to October 31, 2025, and the Company vacated the premises and terminated the lease effective November 1, 2025. Since November 1, 2025, the Company operates on a fully remote model with co-working space rented on a month-to-month basis as required.

The components of lease expense are as follows:

	Year ended December 31,
(in thousands)	2025	2024
Operating lease expense	$95	$126
Short-term lease expense	13	—
Variable lease expense	10	10
Total lease expense	$118	$136

Variable lease expense primarily consists of utility and other common area maintenance (“CAM”) charges. Lease expense is included within general and administrative expenses on the consolidated statements of operations and comprehensive loss.

Supplemental operating cash flows information is as follows:

	Year ended December 31,
(in thousands)	2025	2024
Operating leases	$112	$126

Supplemental consolidated balance sheet information related to leases is as follows:

(in thousands)	December 31, 2024
Operating lease right-of-use assets	$93
Operating lease liabilities	$99
Weighted average remaining lease term	0.75
Weighted average discount rate	8.00%

NOTE 10 - EMPLOYEE SAVINGS PLAN

The Company makes retirement savings plans available to all of its employees and those of its subsidiary, which are intended to qualify as deferred compensation plans under Section 401(k) of the Internal Revenue Code (the “401(k) Plans”). The Company made contributions to these 401(k) Plans during the years ended December 31, 2025 and 2024 of $0.1 million in each period.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Litigation and contingencies

The Company may periodically become subject to legal proceedings and claims arising in connection with its business. As of December 31, 2025, there were no claims or actions pending against the Company that, in the opinion of management, are likely to have a material adverse effect on the Company.

NOTE 12 - SHAREHOLDERS’ EQUITY

Preferred stock

As of December 31, 2025, the Company’s Amended and Restated Certificate of Incorporation (as amended, the “Certificate of Incorporation”) authorized the Company to issue 20,000,000 shares of preferred stock, par value $0.0001 per share. There were no shares of preferred stock issued and outstanding as of December 31, 2025 and 2024.

Shares of preferred stock may be issued from time to time in one or more series. The voting powers (if any), preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of any series of preferred stock will be set forth in a Certificate of Designation filed pursuant to the Delaware General Corporation Law, as determined by the Company’s Board of Directors.

Common stock

Pursuant to the Certificate of Incorporation, the Company is authorized to issue 150,000,000 shares of common stock, par value $0.0001 per share. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when and if declared by the board of directors, subject to the prior rights of holders of all classes of preferred stock outstanding. The Company has not previously declared any dividends on common stock.

As of December 31, 2025, the Company had reserved shares of common stock for future issuance as follows:

(in numbers of shares)	December 31, 2025
Shares underlying outstanding Pre-Funded Warrants	9,545,643
Common stock options outstanding (Note 13)	2,950,562
Shares available for future grant under 2023 Plan (Note 13)	188,100
Outstanding restricted stock units (Note 13)	450,916
Shares available for grant under the Employee Share Purchase Plan (Note 13)	62,419
Shares underlying other outstanding warrants	27,509
Shares available for future grant under 2024 Inducement Plan (Note 13)	111,251
13,336,400

Issuances of common stock and warrants

At-the-Market Equity Offering Program

On August 12, 2021, the Company entered into a sales agreement (the “Cantor Sales Agreement”) with Cantor Fitzgerald to sell shares of the Company’s common stock, from time to time, with aggregate gross sales proceeds of up to $50.0 million through an at-the-market equity offering program under which Cantor Fitzgerald would act as the Company’s sales agent. Cantor Fitzgerald was entitled to compensation for its services equal to up to 3.0% of the gross proceeds of any shares of common stock sold under the Cantor Sales Agreement. In 2024 the Cantor Sales Agreement was terminated. The Company cannot make any future sales of its common stock pursuant to the Cantor Sales Agreement.

On March 1, 2024, the Company entered into a Sales Agreement (the “Cowen Sales Agreement”) with Cowen and Company, LLC, as sales agent (“Cowen”) under which the Company may offer and sell, from time to time at its sole discretion, shares of the Company’s common stock through Cowen in an at-the-market offering having an aggregate offering price up to $50.0 million. Cowen is entitled to compensation for its services equal to 3.0% of the gross proceeds of any shares of common stock sold under the Cowen Sales Agreement. The Company did not sell any shares of common stock under the Cowen Sales Agreement during the years ended December 31, 2025 and 2024.

Pre-Funded Warrants

In October 2023, the Company entered into a Security Purchase Agreement, pursuant to which the Company agreed to sell and issue to the Purchasers in a private placement shares of the Company’s common stock and Pre-Funded Warrants (the “Private Placement”). The Pre-Funded Warrants issued in the Private Placement will not expire until exercised in full. The Pre-Funded Warrants may not be exercised if the aggregate number of shares of common stock beneficially owned by the holder thereof immediately following such exercise would exceed a specified beneficial ownership limitation; provided, however, that a holder may increase or decrease the beneficial ownership limitation by giving 60 days’ notice to the Company, but not to exceed any percentage in excess of 19.99%.

As of December 31, 2024, 639,854 of Pre-Funded Warrants were exercised pursuant to a net exercise mechanism. During the year ended December 31, 2025, 18,297,097 of Pre-Funded Warrants were exercised pursuant to a net exercise mechanism. As of December 31, 2025, 9,545,643 Pre-Funded Warrants remained outstanding.

Other Warrants

As of December 31, 2025 and 2024, the Company had warrants to purchase an aggregate of 27,509 shares of the Company’s common stock outstanding, with exercise prices of $8.40, and an expiration date of July 29, 2026. These warrants were issued by Foamix (as defined below) in connection with a financing in July 2019 and were subsequently assumed by the Company in connection with the Merger (as defined below). Pursuant to the warrant certificate, the exercise price of the warrant will be proportionally adjusted in the event that the Company issues common stock at a price per share less than the exercise price (the “Down Round Feature”). During the year ended December 31, 2024, the Down Round Feature was triggered due to the price per share received from the issuances of common stock. The Company calculated the value of the effect of Down Round Feature measured as the difference between the warrants’ fair value, using the Black-Scholes-Merton option-pricing model, before and after the Down Round Feature was triggered using the original exercise price and the new exercise price. The difference in fair value of the effect of the Down Round Feature was immaterial and had an immaterial impact on net loss per share in the period presented. The exercise price will continue to be adjusted in the event the Company issues additional shares of common stock below the then-current exercise price, in accordance with the terms of the warrants.

The Pre-Funded Warrants and warrants are classified as a component of permanent equity because they are freestanding financial instruments that are legally detachable and separately exercisable from the shares of common stock with which they were issued, are immediately exercisable, do not embody an obligation for the Company to repurchase its shares, and permit the holders to receive a fixed number of shares of common stock upon exercise. In addition, the Pre-Funded Warrants and warrants do not provide any guarantee of value or return.

NOTE 13 - SHARE-BASED COMPENSATION

2023 Equity Incentive Plan

The Company maintains the 2023 Equity Incentive Plan (the “2023 Plan”) and previously maintained the 2019 Equity Incentive Plan (the “2019 Plan”) and 2018 Omnibus Incentive Plan (the “2018 Plan”). Following stockholder approval in December 2023, any shares then available for future grant under the 2019 Plan and 2018 Plan were allocated to the 2023 Plan and no further grants could be made under the 2018 Plan and the 2019 Plan. In December 2024, stockholders approved a proposal to amend the 2023 Plan to further increase shares available for grant under the 2023 Plan by 1,520,000 shares. As of December 31, 2025, 188,100 shares remained issuable under the 2023 Plan.

2024 Inducement Plan

On February 28, 2024, the Board approved the Company’s 2024 Inducement Plan (the “Inducement Plan”). Pursuant to the Inducement Plan and Nasdaq Listing Rule 5635(c)(4), the Company is permitted to grant equity awards as an inducement material to an individual’s entering into employment with the Company, subject to certain conditions (“Inducement Grants”). In November 2024, the Board reduced the number of shares available to be issued under the Inducement Plan to one share. During 2025, 111,250 shares were returned to the Inducement Plan as a result of forfeited equity awards. As of December 31, 2025, there were 111,251 shares available for future Inducement Grants, which includes shares underlying Inducement Grants that were forfeited.

2019 Employee Share Purchase Plan

The Company has adopted the ESPP pursuant to which qualified employees (as defined in the ESPP) may elect to purchase designated shares of the Company’s common stock at a price equal to 85% of the lesser of the fair market value of the common stock at the beginning or end of each semi-annual share purchase period (“Purchase Period”). Employees are permitted to purchase the number of shares purchasable with up to 15% of the earnings paid (as such term is defined in the ESPP) to each of the participating employees during the Purchase Period, subject to certain limitations under Section 423 of the U.S. Internal Revenue Code.

As of December 31, 2025, 62,419 shares remained available for grant under the ESPP.

During the years ended December 31, 2025 and 2024, 24,703 and 14,080 shares were purchased by employees pursuant to the ESPP, respectively.

Options and Restricted Stock Units (“RSUs”) granted to employees and directors

For the years ended December 31, 2025 and 2024, the Company granted options and RSUs to employees and directors as follows:

	Year ended December 31, 2025
	Award	Exercise	Vesting
	amount	price range	period	Expiration
Options	1,662,500	$0.38 - $2.77	1 year - 4 years	10 years

	Year ended December 31, 2024
	Award	Exercise	Vesting
	amount	price range	period	Expiration
Options	870,000	$1.96 - $2.40	1 year - 4 years	10 years
RSUs	435,000	—	4 years	—

During the year ended December 31, 2025 and December 31, 2024, the fair value of options and RSUs granted to employees and directors was $3.6 million and $2.6 million, respectively. The fair value of RSUs granted is based on the share price on grant date. One share of common stock will be issued upon settlement of each RSU that vests.

The fair value of each option granted is estimated using the Black-Scholes option pricing method. The volatility is based on a combination of historical volatilities of companies in comparable stages as well as companies in the industry, by statistical analysis of daily share pricing model. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the options granted in dollar terms. The Company’s management uses the expected term of each option as its expected life. The expected term of the options granted represents the period of time that granted options are expected to remain outstanding and is based on the simplified method. Under the simplified method, the expected life of an option is presumed to be the midpoint between the vesting date and the end of the contractual term. The Company used the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options.

The underlying data used for computing the fair value of the options are as follows:

Year ended December 31,
	2025	2024
Exercise price	$0.38 - $2.77	$1.96-$2.40
Dividend yield	—%	—%
Expected volatility	101.91% - 104.79%	104.00% - 105.73%
Risk-free interest rate	4.19% - 4.58%	3.95% - 4.32%
Expected term	6 years	6 years

Summary of outstanding and exercisable options and RSUs

The following table summarizes stock option activity for the year ended December 31, 2025:

		Weighted
	Number of	Average
	options	Exercise Price
Outstanding at December 31, 2024	1,584,304	$19.65
Granted	1,662,500	2.61
Forfeited	(220,641)	2.17
Expired	(75,601)	61.59
Outstanding at December 31, 2025	2,950,562	$10.28
Exercisable at December 31, 2025	838,339	$29.66

The weighted average grant date fair value of options granted during the years ended December 31, 2025 and 2024 was $3.6 million and $1.6 million, respectively. The weighted average remaining contractual term of outstanding and exercisable options as of December 31, 2025 was 8.40 years and 7.27 years, respectively. Total unrecognized share-based compensation for options as of December 31, 2025 was $3.6 million, which is expected to be recognized over a weighted average period of 2.83 years.

The intrinsic value of outstanding options was $16.0 thousand as of December 31, 2025. There was no intrinsic value of exercisable options as of December 31, 2025.

The following table summarizes RSU activity for the year ended December 31, 2025:

		Weighted Average
	Number of	Grant Date
	RSUs	Fair Value
Outstanding at December 31, 2024	750,715	$2.77
Vested	(299,609)	3.10
Forfeited	(190)	10.99
Outstanding at December 31, 2025	450,916	$2.54

The weighted average remaining contractual term of outstanding RSUs as of December 31, 2025 was 1.19 years. Total unrecognized compensation expense related to the unvested portion of the RSUs at December 31, 2025 was $1.1 million, which is expected to be recognized over a weighted average period of 2.12 years.

Share-based compensation expenses

The following table illustrates the allocation of share-based compensation expense on the line items on the statements of operations and comprehensive loss:

	Year ended December 31,
(in thousands)	2025	2024
Research and development	$364	$548
General and administrative	1,944	2,755
Total	$2,308	$3,303

NOTE 14 - INCOME TAX

The loss before income taxes and the related tax expense is as follows:

	Year ended December 31,
(in thousands)	2025	2024
Income (loss) before income taxes:
Domestic	$(26,486)	$(39,830)
Foreign	8	—
Total loss before taxes	$(26,478)	$(39,830)

Current taxes:
Federal	$—	$—
State	4	4
Foreign	—	—
Total current taxes	$4	$4

Deferred taxes:
Federal	$—	$—
State	—	—
Foreign	—	—
Total deferred taxes	—	—
Total	$4	$4

The following is a reconciliation of the difference between the effective income tax rate and the federal statutory tax rate:

	Year ended December 31,
	2025
	$ Amount	%
Federal income tax provision at statutory rate	$(5,560)	21.00%
State income tax provision, net of federal benefit (1)	3	(0.01)%
Permanent differences	407	(1.54)%
Change in valuation allowances	(4,305)	17.42%
Change in unrecognized tax benefits	(120)	0.45%
R&D tax credit	(1,874)	7.08%
Other:
Federal NOL carryforward deferred tax asset write-off	8,441	(31.88)%
R&D tax credit carryforward deferred tax write-off	2,106	(7.96)%
Share-based compensation deferred tax asset write-off	906	(4.58)%
Effective income tax rate	$4	(0.02)%
(1)	The state that contributed to the majority (greater than 50%) of the tax effect in this category was New Jersey.

A reconciliation of income taxes at the U.S. federal statutory rate to the provision for income taxes is as follows:

Year ended December 31,
2024
Federal income tax provision at statutory rate	21.00%
State income tax provision, net of federal benefit	(0.01)%
Permanent differences	(0.06)%
Change in valuation allowances	(20.94)%
Effective income tax rate	(0.01)%

Cash income taxes paid, net of refunds, totaled $4 thousand for the year ended December 31, 2025, all of which were paid in New Jersey.

The income tax expense for the years ended December 31, 2025 and 2024 differed from the amounts computed by applying the U.S. federal income tax rate of 21% to loss before tax expense as a result of nondeductible expenses, changes in state effective tax rates, foreign taxes, tax credits generated, true up of net operating loss carryforwards, and increase in the Company’s valuation allowance. The Company applies the elements of ASC 740-10 regarding accounting for uncertainty in income taxes. This clarifies the accounting for uncertainty in income taxes recognized in financial statements and required impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. The total amount of unrecognized tax benefits of approximately $2.4 million and $2.6 million as of December 31, 2025 and 2024, respectively, net of the federal benefit, which is offset by a full valuation allowance. The Company’s policy is to recognize interest and penalties related to tax matters within the income tax provision. Tax years beginning in 2021 are generally subject to examination by taxing authorities, although net operating losses from all years are subject to examinations and adjustments for at least three years following the year in which the attributes are used.

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
(in thousands)	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$76,431	$75,922
Tax credit carryforwards	7,060	7,171
Section 174 expenses	13,485	14,720
Share-based compensation	1,266	2,217
Accrued expenses and other	441	649
Total gross deferred tax assets	98,683	100,679
Less: valuation allowance	(98,683)	(100,679)
Net deferred tax assets	$—	$—

Realization of deferred tax assets is contingent upon sufficient future taxable income during the period that deductible temporary differences and carry forward losses are expected to be available to reduce taxable income. As the achievement of required future taxable income is not likely, the Company recorded a full valuation allowance.

At December 31, 2025 and 2024, the Company recorded a valuation allowance against its net deferred tax assets of $98.7 million and $100.7 million, respectively. The change in the valuation allowance during the years ended December 31, 2025 and 2024 was a decrease of $2.0 million and $10.9 million, respectively. A valuation allowance has been recorded since, in the judgment of management, these assets are not more likely than not to be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences and carryforwards become deductible or are utilized. As of December 31, 2025, the Company had federal and state net operating loss carryforwards of $332.1 million and $94.2 million, respectively, of which $4.1 million will begin to expire in 2037 for federal and $94.2 million will begin to expire in 2040 for state purposes. As of December 31, 2025, the Company had federal research and development tax credit carryforwards of $7.1 million, which will begin to expire in 2031. The Company has no state research and development tax credit carryforwards. As a result of U.S. tax reform legislation, federal net operating losses generated beginning in 2018 and subsequent years carryforward indefinitely, however, the Company has federal net operating losses that pre-date U.S. tax reform legislation which begin to expire in 2037 and federal credit carryforwards that begin to expire in 2031. State net operating loss carryforwards begin to expire in 2040. Sections 382 and 383 of the Internal Revenue Code of 1986 subject the future utilization of net operating losses and certain other tax attributes, such as research and development tax credits, to an annual limitation in the event of certain ownership changes, as defined. The Company has not completed a 382 study through December 31, 2025; however, we have completed a 382 study through March 31, 2025, and we determined that we experienced ownership changes in connection with the 2020 merger between Menlo Therapeutics (our predecessor company) and Foamix Pharmaceuticals Ltd. and with our private placement transaction in November 2023. As a result of the ownership changes, $40.2 million of federal NOLs and $2.1 million of research and development tax credits are expected to expire unutilized and have been written off.

The Company generated research and development tax credits but has not conducted a study to document the qualified activities. This study may result in an adjustment to the Company’s research and development credit carryforwards; however, until a study is completed and any adjustment is known, a partial reserve has been presented as an uncertain tax position which is offset against the gross research and development deferred tax asset. A full valuation allowance has been provided against the Company’s research and development credits and, if an adjustment is required, this would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

Uncertain tax positions:

ASC No. 740, Income Taxes, requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

The following table summarizes the activity of the Company’s unrecognized tax benefits (in thousands):

Balance at January 1, 2024	$2,458
Reductions for prior year positions	(3)
Additions for current year positions	111
Balance at December 31, 2024	$2,566
Additions for prior year positions	306
Additions for current year positions	163
Reductions related to write off of R&D Tax Credit from Deferred Tax Asset	(589)
Balance at December 31, 2025	$2,446

NOTE 15 - SEGMENT INFORMATION

The Company operates in one operating segment, and therefore one reportable segment, focused on the development of differentiated therapies to treat inflammatory and immune-mediated conditions of high unmet need. This determination, that the Company operates as a single operating segment, is consistent with the financial information regularly reviewed by the Chief Operating Decision Maker (“CODM”) for purposes of evaluating performance, allocating resources, and planning and forecasting for future periods. The Company’s Chief Executive Officer (“CEO”) is the CODM.

The accounting policies for the single operating segment are the same as those described in “Note 2—Significant Accounting Policies.” The CODM uses net loss based on net loss that is reported on the consolidated statement of operations and comprehensive loss to allocate resources (including employees, property, and financial resources), predominantly during the annual budget and forecasting process. The Company’s CODM views specific program spend within research and development expenses as well as overall general and administrative expenses as significant segment expenses. As a pre-product revenue company, the CODM also considers budget versus actual results for expenses that are deemed significant and cash forecast models for assessing performance and to decide the level of investment in the Company’s operating and capital allocation activities. Further, the measure of segment assets is reported on the consolidated balance sheet as total consolidated assets. All long-lived assets are held in the United States. All revenues are generated in the US.

The following table presents segment revenue and significant expenses regularly reviewed by the CODM for the years ended December 31, 2025 and 2024 (in thousands):

	Year ended December 31,
	2025	2024
Royalty revenues	$570	$501
Operating expenses
Research and development:
Repibresib (VYN201)	8,487	16,271
VYN202	7,756	11,262
Other segment items*	2,994	3,413
General and administrative	11,082	13,192
Total operating expenses	30,319	44,138
Operating loss	(29,749)	(43,637)
Other income, net	3,017	3,834
Loss from continuing operations before income taxes	(26,732)	(39,803)
Income tax expense	4	4
Loss from continuing operations	(26,736)	(39,807)
Income (loss) from discontinued operations, net of income taxes	253	(27)
Net loss	$(26,483)	$(39,834)
*

Other segment items relate to research and development expenses that cannot be directly allocated to one specific product candidate, such as employee-related expenses, consulting, quality control, regulatory, and general IP legal expenses.

Accordingly, the Company manages its operations as a single operating and reportable segment, and the consolidated financial statements and notes thereto are presented as a single reportable segment.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Yarrow Bioscience, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Yarrow Bioscience, Inc. (the Company) as of December 31, 2025 and October 3, 2025, the related statements of operations, changes in convertible preferred stock and stockholders’ deficit and cash flows for the period from October 3, 2025 (inception) to December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and October 3, 2025, and the results of its operations and its cash flows for the period from October 3, 2025 (inception) to December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Baker Tilly US, LLP

Irvine, California

March 31, 2026

We have served as the Company’s auditor since 2026.

YARROW BIOSCIENCE, INC.

Balance SheetS

(in thousands, except share and per share data)

	December 31, 2025	October 3, 2025
Assets
Current assets:
Cash	$99,994	$—
Prepaid and other current assets	6	—
Subscription receivable	—	4
Total current assets	100,000	4
Deferred transaction costs	407	—
Total assets	$100,407	$4

Liabilities, Convertible Preferred Stock and Stockholders‘ Deficit
Current liabilities:
Accounts payable (related party of $610)	$1,534	$—
Accrued expenses	70,013	—
Total current liabilities	71,547	—
Total liabilities	71,547	—

Commitments and contingencies (Note 4)

Series A convertible preferred stock, $0.0001 par value, 20,242,911 shares authorized, issued and outstanding at December 31, 2025; liquidation value of $100,000	99,850	—

Stockholders‘ deficit:
Common stock, $0.0001 par value, 41,378,648 shares authorized, 4,250,000 issued and outstanding at December 31, 2025	—	—
Additional paid-in capital	4
Accumulated deficit	(70,994)	—
Total stockholders’ deficit	(70,990)	4
Total liabilities, convertible preferred stock and stockholders’ deficit	$100,407	$4

See accompanying notes to financial statements.

YARROW BIOSCIENCE, INC.

Statement of Operations

(in thousands, except share and per share data)

October 3, 2025
(Inception)
through
December 31,
2025
Operating expenses:
Research and development	$604
Acquired in-process research and development	70,000
General and administrative	390
Total operating expenses	70,994
Net loss	$(70,994)

Share information:
Net loss per share of common stock, basic and diluted	$(16.70)
Weighted-average shares of common stock outstanding, basic and diluted	4,250,000

See accompanying notes to financial statements.

YARROW BIOSCIENCE, INC.

Statement of CONVERTIBLE PREFERRED STOCK AND Stockholders’ Deficit

(in thousands, except share and per share data)

			Stockholders’ Deficit
	Series A convertible				Additional
	preferred stock		Common stock		paid-in	Accumulated
	Shares	Amount	Shares	Amount	capital	deficit	Total
Balance, October 3, 2025 (Inception)	—	$—	4,250,000	$—	$4	$—	$4
Issuance of Series A convertible preferred stock at $4.94 per share, net of issuance costs of $150	20,242,911	99,850	—	—	—	—	—
Net loss	—	—	—	—	—	(70,994)	(70,994)
Balance, December 31, 2025	20,242,911	$99,850	4,250,000	$—	$4	$(70,994)	$(70,990)

See accompanying notes to financial statements.

YARROW BIOSCIENCE, INC.

Statement of Cash Flows

(in thousands)

October 3, 2025
(Inception)
through
December 31,
2025
Cash flows from operating activities:
Net loss	$(70,994)
Adjustment to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Prepaid and other current assets	(6)
Accounts payable	1,127
Accrued expenses	70,013
Net cash provided by operating activities	140
Cash flows from financing activities:
Proceeds from sale of Series A convertible preferred stock, net of issuance costs	99,850
Proceeds from the issuance of common stock	4
Net cash provided by financing activities	99,854

Net increase in cash and cash equivalents	99,994
Cash and cash equivalents at inception	—
Cash and cash equivalents at end of the year	$99,994

See accompanying notes to financial statements.

YARROW BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

1.    Organization and Description of Business

Yarrow Bioscience, Inc. (“Yarrow” or the “Company”) is a clinical-stage biopharmaceutical company focused on developing novel biotherapeutics to treat autoimmune diseases affecting the thyroid. Yarrow’s lead product candidate, YB-101 (also known as GenSci098), is a humanized, monoclonal antibody targeting the thyroid stimulating hormone receptor (“TSHR”), which Yarrow plans to develop for the treatment of Graves’ disease (“GD”) and potentially thyroid eye disease (“TED”). Both GD and TED are serious and poorly treated autoimmune diseases in which autoantibodies against TSHR attack and overstimulate the receptor, leading to a wide spectrum of thyroidal and extra-thyroidal clinical sequelae.

YB-101 was designed to selectively bind to TSHR and block autoantibody-induced receptor activation, thereby directly inhibiting the pathogenic activity of thyroid-stimulating autoantibodies that drive disease progression in GD and TED as well as the biological pathway responsible for hyperthyroidism and orbitopathy. Yarrow believes that this novel and targeted approach represents a potential breakthrough for patients with GD and TED and has the potential to address an important unmet need for therapies with differentiated risk-benefit profiles.

In December 2025, Yarrow in-licensed from Changchun Genescience Pharmaceutical Company, Ltd. (“GenSci”) the exclusive rights to develop YB-101 for the treatment of GD and TED outside of China. Yarrow’s development strategy is to advance YB-101 in GD and explore a clinical development plan for TED with the goal of becoming the first company to commercialize an anti-TSHR antibody in the United States and other territories outside of China. YB-101 is currently being evaluated by GenSci in an ongoing Phase 1 single ascending dose (“SAD”) and multiple ascending dose (“MAD”) trial in patients with TED in China. Yarrow submitted the GenSci SAD clinical data to the U.S. Food and Drug Administration (“FDA”) as part of a new IND to support the initiation of a GD trial by Yarrow in the United States, which was cleared by the FDA in March 2026. In addition, third-party clinical data from two SAD trials of another anti-TSHR antibody, K1-70, further support the therapeutic potential of targeting TSHR in patients with GD and TED. Yarrow expects to initiate a combined Phase 2a/Phase 2b trial of YB-101 in patients with GD in the first half of 2026.

In December 2025 the Company entered an Agreement and Plan of Merger and Reorganization with VYNE Therapeutics Inc., a Delaware corporation (“VYNE”), which was amended on January 30, 2026 (as amended, the “Merger Agreement”), pursuant to which, among other matters, Yellow Merger Sub Corp., a direct, wholly owned subsidiary of VYNE, will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of VYNE and the surviving corporation of the merger (the “Merger”).

At the effective time of the Merger (the “Effective Time”), (i) each then-outstanding share of the Company’s common stock and the Company’s Convertible Preferred Stock (together the “Company’s Capital Stock”) (including any shares of the Company’s common stock issued in the Company’s Pre-Closing Financing described below), excluding any shares of the Company’s Capital Stock held as treasury stock immediately prior to the Effective Time and any dissenting shares, will be converted into the right to receive a number of shares of VYNE common stock, par value $0.0001 per share (the “VYNE Common Stock”) and/or VYNE Pre-Funded Warrants (as defined below) equal to the exchange ratio 35.8667, (ii) each then outstanding option to purchase shares of the Company’s common stock will be converted into and become an option to purchase shares of VYNE Common Stock on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement, and (iii) each then-outstanding and unexercised pre-funded warrant to purchase shares of the Company’s common stock (each, a “Company Pre-Funded Warrant”) will be converted into a pre-funded warrant to purchase shares of VYNE Common Stock on the existing terms and conditions (each, a “VYNE Pre-Funded Warrant”), subject to adjustment as set forth in the Merger Agreement and the form of pre-funded warrant. If any shares of the Company’s common stock are unvested or subject to a repurchase option or risk of forfeiture at the Effective Time, then the shares of VYNE Common Stock issued in exchange for such shares will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture.

YARROW BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

Each share of VYNE Common Stock that is issued and outstanding at the Effective Time will remain issued and outstanding and such shares, subject to a proposed reverse stock split, will be unaffected by the Merger. Prior to the Effective Time, the VYNE board of directors will accelerate the vesting of all options to purchase shares of VYNE Common Stock (“VYNE Options”) and all restricted stock units (“VYNE RSUs”). Each outstanding VYNE Option with an exercise price per share equal to or less than the volume weighted average closing trading price of a share of VYNE Common Stock on The Nasdaq Stock Market LLC for the five consecutive trading days ending three trading days prior to the calculation date set forth in the Merger Agreement, as reported by Bloomberg L.P. (the “VYNE Closing Price”), will be cancelled at the Effective Time and such holder thereof will receive an amount in cash, without interest, less any applicable tax withholding, equal to the product obtained by multiplying the excess of the VYNE Closing Price over the exercise price per share of the VYNE Common Stock underlying such VYNE Option by the number of shares of the VYNE Common Stock underlying such VYNE Option. Each VYNE Option with an exercise price greater than the VYNE Closing Price will be cancelled for no consideration. Immediately prior to the Effective Time, each holder of an accelerated VYNE RSU will be entitled to receive a number of shares of VYNE Common Stock equal to the number of vested and unsettled shares underlying such VYNE RSU.

Based on the Company and VYNE’s capitalization as of December 17, 2025 and taking into account VYNE’s current cash position, each share of the Company’s Capital Stock is currently estimated to be entitled to receive approximately 35.8667 shares of VYNE Common Stock. This estimated exchange ratio does not give effect to the proposed VYNE reverse stock split and is subject to adjustment based on VYNE’s estimated net cash calculated in accordance with the Merger Agreement at the closing of the Merger.

Liquidity and Capital Resources

The Company has incurred losses since inception and has an accumulated deficit of $71.0 million as of December 31, 2025. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales from its product candidates currently in development. Management believes that cash of $100.0 million as of December 31, 2025 ($30.0 million after the payment of the upfront license fee of $70.0 million (see Note 4)) is sufficient to sustain planned operations through at least twelve months from the issuance date of these financial statements.

In connection with the execution and delivery of the Merger Agreement, certain investors entered into a securities purchase agreement, pursuant to which such persons have agreed to purchase shares of the Company’s common stock or Company pre-funded warrants for an aggregate purchase price of approximately $100 million (the “Company Pre-Closing Financing”). However, the completion of the closing of the Company Pre-Closing Financing is subject to the satisfaction of customary closing conditions, and there are no assurances that such conditions will be achieved nor that such financing or other strategic transactions will be available on acceptable terms, or at all.

The Company is subject to those risks associated with any specialty biotechnology company that has substantial expenditures for research and development. There can be no assurance that the Company’s research and development projects will be successful, that products developed will obtain necessary regulatory approval, or that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid technological change and is largely dependent on the services of its employees and consultants.

YARROW BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Any references in these notes to applicable guidance are meant to refer to GAAP as found in Accounting Standards Codifications and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Significant estimates and assumptions made in the accompanying financial statements include the fair value of the Company’s common stock and valuation allowance relating to the Company’s deferred tax assets. Due to the uncertainty of factors surrounding the estimates or judgments used in the preparation of the financial statements, actual results may vary from these estimates. Estimates and assumptions are periodically reviewed, and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Segment Information

The Company operates and manages its business as a single segment for the purposes of assessing performance and making operating decisions. The Company’s chief executive officer, who is the chief operating decision maker (“CODM”), reviews the Company’s financial information for purposes of evaluating financial performance and allocating resources.

Fair Value of Financial Instruments

Management believes that the carrying amounts of financial instruments, which include accounts payable and accrued expenses, approximate fair value due to the short-term nature of those instruments.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, which is held in checking account deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash.

Deferred Transaction Costs

Specific incremental legal, accounting and other fees and costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of such an offering. In the event the Company’s planned Merger does not occur or is significantly delayed, all of the costs will be expensed. As of December 31, 2025, there were $0.4 million of transaction costs, primarily consisting of legal fees, that were capitalized in assets on the balance sheet.

YARROW BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

Classification of Convertible Preferred Stock

The Company has classified the Series A Convertible Preferred Stock (the “Convertible Preferred Stock”) outside of stockholders’ deficit on the Company’s balance sheet because the holders of such stock have certain liquidation rights in the event of a Deemed Liquidation Event that, in certain situations, is not solely within the control of the Company and would require the redemption of the then-outstanding Convertible Preferred Stock.

The Convertible Preferred Stock is not redeemable, except in the event of deemed liquidation (see Note 5). Because the occurrence of a Deemed Liquidation Event is not currently probable, the carrying values of the Convertible Preferred Stock are not being accreted to their redemption values. Subsequent adjustments to the carrying values of the Convertible Preferred Stock would be made only when a Deemed Liquidation Event becomes probable.

Research and Development Costs

Research and development costs are expensed as incurred and principally consist of personnel costs as well as amounts paid to third parties for the provision of services for product candidate discovery and development and related supply costs. Upfront and milestone payments made to third parties in connection with agreements with third parties to license their technologies are generally expensed as incurred as acquired in-process research and development, up to the point of regulatory approval.

Stock-Based Compensation Expense

The Company measures stock-based awards, including stock options, at their grant-date fair value and records compensation expense over the requisite service period, which is the vesting period of the awards. The Company accounts for forfeitures as they occur.

Estimating the fair value of stock options requires the use of subjective assumptions, including the fair value of the Company’s common stock, the expected term of the option and expected stock price volatility. The Company uses the Black-Scholes option-pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock options represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The fair value of the Company’s common stock is estimated by the Company’s board of directors, with input from management considering the most recently available third-party valuation of the Company’s common stock. The expected term of stock options for employees is estimated using the “simplified method,” as the Company has limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. The simplified method is the midpoint between the vesting date and the contractual term of the option. The contractual term is used as the expected term for stock options granted to non-employees. For stock price volatility, the Company uses comparable public companies as a basis for the expected volatility to calculate the fair value of option grants. The risk-free rate is based on the U.S. Treasury yield curve commensurate with the expected term of the option. The expected dividend yield is zero given the Company does not expect to pay dividends for the foreseeable future.

On December 17, 2025, the Company adopted the 2025 Equity Incentive Plan (the “Plan”). Awards may be made under the Plan covering up to 2,721,435 shares of common stock of the Company.

YARROW BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

Net Loss per Share

Basic net loss per share of common stock is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during each period. Diluted net loss per share of common stock includes the effect, if any, from the potential exercise or conversion of securities, such as convertible preferred stock, which would result in the issuance of incremental shares of common stock. For diluted net loss per share, the weighted-average number of shares of common stock is the same as for basic net loss per share since when a net loss exists, potentially dilutive securities are not included in the calculation as their impact is anti-dilutive. The Company’s Convertible Preferred Stock entitles the holder to participate in dividends and earnings of the Company, and, if the Company were to recognize net income, it would have to use the two-class method to calculate earnings per share. The two-class method is not applicable during periods with a net loss, as the holders of the Convertible Preferred Stock have no obligation to fund losses.

As of December 31, 2025, 20,242,911 of Convertible Preferred Stock, on an as converted basis, have been excluded from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive.

Income Taxes

Income taxes are accounted for under the asset and liability method. The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities and the expected benefits of net operating loss carryforwards. The impact of changes in tax rates and laws on deferred taxes, if any, applied during the period in which temporary differences are expected to be settled, is reflected in the Company’s financial statements in the period of enactment. The measurement of deferred tax assets is reduced, if necessary, based on weight of the evidence, it is more likely than not that some, or all, of the deferred tax assets will not be realized. As of December 31, 2025, the Company has concluded that a full valuation allowance was necessary for all of its deferred tax assets. The Company’s policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense. The Company has no accruals for interest or penalties in the balance sheets as of December 31, 2025, and has not recognized interest or penalties in the statements of operations for the year ended December 31, 2025.

Accounting Pronouncements Recently Adopted

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740) – Improvements to Income Tax Disclosures”, which is intended to enhance the transparency and decision usefulness of income tax disclosures. Public business entities are required to adopt this standard for annual fiscal periods beginning after December 31, 2024 and early adoption is permitted. The Company adopted the standard as of December 31, 2025.

Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). This standard requires additional expense breakdowns in the footnotes for items such as inventory purchases, employee compensation, depreciation, and intangible asset amortization. Public companies must also provide a qualitative description of remaining expense amounts not separately disclosed, as well as the definition and total amount of selling expenses. ASU 2024-03 is effective for the Company’s fiscal year beginning after December 15, 2026, and for interim periods within the Company’s fiscal year beginning after December 15, 2027. The amendments are to be applied either prospectively to financial statements issued for reporting periods after the effective date of the update, or retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the effects the adoption of ASU 2024-03 will have on its financial statements and related disclosures.

There were no other new accounting pronouncements that were issued or became effective during the year ended December 31, 2025 that had, or are expected to have, a material impact on the Company’s financial position, results of operations, cash flows or financial statement disclosures.

YARROW BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

3.    Accrued Expenses

Accrued expenses consisted of the following (in thousands):

December 31,
2025
Accrued research and development licensing fee	$70,000
Professional fees	13
$70,013

4.    Commitments and Contingencies

GenSci Agreement

On December 15, 2025, GenSci and Yarrow entered into an exclusive license agreement (the “GenSci License Agreement”), pursuant to which Yarrow obtained from GenSci an exclusive, royalty-bearing license to develop, manufacture, and commercialize YB-101 (also known as GS-098), an antibody targeting the TSHR, outside Greater China for all fields of use, including the treatment of GD and TED. GenSci retained rights to exploit these assets in Greater China. Under the GenSci License Agreement, and subject to limited exceptions in which GenSci will perform certain development activities outside Greater China, Yarrow is responsible for all development and commercialization activities for YB-101 outside Greater China. GenSci is obligated to provide Yarrow with clinical data relating to YB-101 that exists as of the effective date in connection with the initial know-how transfer. Additionally, each party is obligated to provide the other party with certain clinical data generated by that party during the development of YB-101 as part of the ongoing know-how transfer.

More specifically, clinical data generated by GenSci will be shared with Yarrow for inclusion in global safety reports and regulatory submissions by Yarrow to global health authorities including the FDA. Yarrow will become the manager of the YB-101 global safety database; as a result, data sharing between Yarrow and GenSci will continue during the term of the GenSci License Agreement. Yarrow does not currently anticipate outsourcing preclinical or clinical research to GenSci, but could consider doing so in the future. Manufacturing data generated by GenSci related to the manufacturing and testing of YB-101 will be shared with Yarrow on an ongoing basis to support global regulatory filings related to manufacturing.

Subject to customary exceptions, during the term of the GenSci License Agreement, neither Yarrow (with respect to activities outside Greater China) nor GenSci (with respect to activities in Greater China), nor their respective affiliates, may directly or indirectly clinically develop or commercialize specified categories of antibodies directed to TSHR.

Upon execution of the GenSci License Agreement, the Company was required to pay GenSci a non-refundable upfront cash payment of $70 million. The upfront payment was recorded as acquired in-process research and development in the Company’s statement of operations since further development and regulatory approval of the licensed product candidates is necessary and there is no alternative use that the Company could benefit from.

GenSci is also eligible to receive up to approximately $1.295 billion in additional contingent payments based on GenSci’s completion of the manufacturing technology transfer, GenSci’s achievement of a development milestone, as well as Yarrow’s achievement of development, regulatory approval, and commercial sales-based milestones. Specifically, GenSci is eligible to receive up to approximately $100 million in contingent payments based on the achievement of specified clinical development milestones by Yarrow or GenSci, as applicable, and up to $150 million in contingent payments based on Yarrow’s achievement of specified regulatory approval milestones. In addition, GenSci is eligible to receive tiered royalties ranging from the low teens to the low-mid teens on annual net product sales outside Greater China during the applicable royalty term. The royalty term for a licensed product in a given country commences upon the first commercial sale of the licensed product in that country and continues until the latest of: (a) the expiration of the last royalty-bearing valid claim of the licensed patents covering the licensed product in that country; (b) the tenth anniversary of the first commercial sale of the licensed product in that country; and (c) the expiration of all regulatory exclusivity for the licensed product in that country. The expected expiry of the last-to-expire royalty payment obligation is January 20, 2046.

YARROW BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

The GenSci License Agreement will remain in effect until the expiration of all royalty terms. Either party may terminate the GenSci License Agreement for an uncured material breach or insolvency of the other party. GenSci may terminate the GenSci License Agreement in the event of a specified patent challenge by Yarrow or its affiliates or if Yarrow ceases all development activities outside Greater China for a substantial period of time prior to achieving a specified regulatory approval milestone. Following a specified near-term triggering event, Yarrow may terminate the GenSci License Agreement for convenience upon providing the required notice.

Purchase Commitments

The Company enters into contracts in the normal course of business with contract research organizations, contract manufacturing organizations, universities, and other third parties for preclinical research studies, clinical trials and testing and manufacturing services. These contracts generally do not contain minimum purchase commitments and are cancellable by the Company upon prior written notice although, purchase orders for clinical materials are generally non-cancellable. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancellable obligations of the Company’s service providers, up to the date of cancellation or upon completion of a manufacturing run.

Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

5.    Convertible Preferred Stock and Common Stock

Convertible Preferred Stock

In December 2025, the Company sold 20,242,911 shares of Convertible Preferred Stock at an original issuance price of $4.94 per share.

The following is a summary of the rights, preferences, and terms of the Convertible Preferred Stock:

Dividends

The holders of the Convertible Preferred Stock are entitled to receive dividends payable when, as and if declared by the board of directors of the Company, with the holders of common stock, paid out of any assets or on the common stock of the Company, on an as-converted to common stock basis. The Company may not declare or pay dividends on common stock or other junior securities unless the holders of Convertible Preferred Stock receive, on a pro rata, as-converted basis, dividends at least equal to those payable on the common stock. No dividends on common stock were declared or paid from inception through December 31, 2025.

Voting

The holders of Convertible Preferred Stock are entitled to vote on any matter presented to the stockholders of the Company. Each holder of outstanding shares of Convertible Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of Convertible Preferred Stock are convertible. For as long as at least 5,060,728 shares of Convertible Preferred Stock remain outstanding, holders of Convertible Preferred Stock are entitled to elect two directors. The holders of common stock and Convertible Preferred Stock, together as a single class, are entitled to elect the balance of the total directors of the corporation and on an as-converted basis. As of December 31, 2025, the Company had three directors and two vacancies.

YARROW BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, including a Deemed Liquidation Event (as described below), the holders of Convertible Preferred Stock shall be entitled to be paid out of the consideration payable to stockholders before any payment shall be made to the holders of common stock, an amount equal to the greater of (i) the original issue price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Convertible Preferred Stock been converted into common stock immediately prior to liquidation, dissolution or winding up. As of December 31, 2025, the liquidation amount is $4.94 per share for Convertible Preferred Stock.

A Deemed Liquidation Event shall include a merger or consolidation in which the Company is a constituent party (other than one in which the current stockholders of the Company own a majority of the voting power of the outstanding shares of the surviving company) or the sale, lease, transfer, exclusive license or other disposition of all or substantially all of the business or assets of the Company.

Conversion

Each share of Convertible Preferred Stock is convertible into a number of shares of common stock equal to the original issue price divided by the conversion price, subject to adjustment for stock splits, stock dividends, combinations and similar recapitalizations, as well as certain anti-dilution adjustments in the event of issuances of equity securities at a price below the then-effective conversion price, as set forth in the Company’s Amended and Restated Certificate of Incorporation. The Conversion Price is $4.94 per share for Convertible Preferred Stock. As a result, as of December 31, 2025, each outstanding share of Convertible Preferred Stock is convertible into one share of common stock. The Convertible Preferred Stock automatically converts to common stock upon (1) an initial public offering resulting in a pre-money valuation of the Company of at least $125 million and at least $50 million in gross proceeds to the Company; or (2) upon a closing of a business combination between the Company and a public company pursuant to the public company acquiring 100% of the Company’s outstanding equity (including a reverse merger).

Redemption

The Convertible Preferred Stock does not have redemption rights, except for the contingent redemption upon the occurrence of a Deemed Liquidation Event.

Common Stock

The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders. Unless required by law, there shall be no cumulative voting. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment of all preferential amounts required to be paid to the holders of shares of Convertible Preferred Stock, the remaining funds and assets available for distribution to the stockholders of the Company will be distributed among the holders of shares of common stock, pro rata based on the number of shares of common stock held by each such holder.

6.    Related-Party Transactions

In December 2025, the Company’s sole common stockholder participated in the Convertible Preferred Stock financing for $25 million. Additionally, the Company owes the investor $0.6 million for reimbursement of expenses incurred prior to the Company’s financing.

YARROW BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

7.    Income Taxes

The Company has incurred losses, all in domestic jurisdictions, since inception and has not recorded current or deferred income taxes.

The following is a reconciliation of the difference between the effective income tax rate and the federal statutory tax rate (in thousands):

	October 3, 2025
	(Inception) through
	December 31, 2025
Federal income tax provision at statutory rate	(14,909)	21%
Change in valuation allowances	14,909	(21)%
Effective tax rate	—	—%

A reconciliation of income tax benefit at the U.S. federal statutory rate to the provision for income taxes as reflected in the financial statements is as follows:

October 3, 2025
(Inception) through
December 31, 2025
Tax at U.S. federal rate	21%
Valuation allowance	(21)%
Total provision	—%

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which differences are expected to reverse.

Significant components of the Company’s deferred tax assets and liabilities for federal income taxes consisted of the following (in thousands):

December 31,
2025
Deferred tax assets
Net operating losses	$268
Intangible asset	18,743
Other	105
Gross deferred tax assets	19,115
Valuation allowance	(19,115)
Total deferred tax assets	$—

The Company records a valuation allowance against its deferred tax assets when it is more likely than not that realization will not occur. The realization of deferred tax assets depends upon the Company’s ability to generate future taxable income or other tax planning strategies available in the relevant taxing jurisdiction. In evaluating the realizability of its deferred tax assets, management must determine whether there will be sufficient taxable income to allow for the realization of deferred tax assets. Based upon the historical and anticipated future losses, management has determined that the deferred tax assets do not meet the more-likely-than-not threshold for realizability. As a result, the Company recorded a valuation allowance against its deferred tax assets as of December 31, 2025. The valuation allowance increased by $19.1 million during the period October 3, 2025 (inception) through December 31, 2025.

YARROW BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2025, the Company had federal net operating loss (“NOL”) carryforwards of $1.0 million, which will be carried forward indefinitely to offset future taxable income, subject to an 80% limitation of taxable income annually. In addition, the Company had state NOL’s of $1.0 million, which also carry forward indefinitely.

As of December 31, 2025, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s financial statements. The Company is generally subject to three-year statute of limitations for federal and state jurisdictions.

8.    Segment Reporting

The Company has one reportable segment relating to the research and development of its research programs, GD and TED.

The Company’s CODM, its Chief Executive Officer, manages the Company’s operations on a total basis and uses net loss for the allocation of resources and the assessment of performance. Although the Company’s financial reporting package that is reviewed and approved by the CODM disaggregates significant expenses, such as program-level expenses, decisions made by the CODM are based upon reviewing operating metrics and performance indications at the Company-wide level and net loss. The CODM uses net loss to evaluate loss generated from the Company’s business activities in deciding how to allocate company resources and in monitoring budget versus actual results.

The table below is a summary of significant expenses categories regularly provided to the CODM (in thousands):

October 3, 2025
(Inception) through
December 31, 2025
Operating Expenses
Research and development:
GD external research and development costs	$604
Acquired in-process research and development	70,000
General and administrative costs	390
Total operating expenses	$70,994

9.    Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through March 31, 2026, the issuance date of these financial statements and has not identified any events requiring disclosure except as noted below.

In January 2026, the Company issued 1,812,476 options to purchase the Company’s common stock at $4.44 per share to its executives and employees. The options vest over a 4-year period.

ANNEX A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among:

VYNE THERAPEUTICS INC.;

YELLOW MERGER SUB CORP.; and

YARROW BIOSCIENCE, INC.

Dated as of December 17, 2025

A-i

A-ii

A-iii

Exhibits:

Exhibit A-1	Form of Parent Stockholder Support Agreement
Exhibit A-2	Form of Company Stockholder Support Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Form of Subscription Agreement
Exhibit D	Certificate of Merger, including certificate of incorporation of the Surviving Corporation attached as Exhibit A thereto, incorporated by reference into this Agreement

A-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of December 17, 2025, by and among VYNE THERAPEUTICS INC., a Delaware corporation (“Parent”), YELLOW MERGER SUB CORP., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and YARROW BIOSCIENCE, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1.

RECITALS

A.Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.

B.The Parties intend that, (i) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and/or a transfer within the meaning of Section 351(a) of the Code, and (ii) this Agreement will constitute, and is hereby adopted as, a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

C.The Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement and the constructive issuance by the Company of shares of Company Common Stock to stockholders of Parent (as reflected in Rule 145(a) of the Securities Act) (the “Constructive Issuance”) and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve this Agreement and thereby approve the Parent Stockholder Matters, including the Contemplated Transactions.

D.The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.

E.The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

F.Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of the officers and directors set forth on Section A of the Parent Disclosure Letter (solely in their capacity as stockholders of Parent) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit A-1 (the “Parent Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Parent Capital Stock in favor of the approval of this Agreement and thereby approve the Contemplated Transactions, and, if deemed necessary by Parent, an amendment to Parent’s certificate of incorporation to effect the Nasdaq Reverse Split and any other matters, and against any competing proposals.

G.Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, each of the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Letter (solely in their capacity as stockholders of the Company), collectively representing the Required Company Stockholder Vote, are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit A-2 (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

H.Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s and the Company’s willingness to enter into this Agreement, the officers and directors (i) of Parent listed on Section B of the Parent Disclosure Letter and (ii) the Company listed on Section B of the Company Disclosure Letter are executing lock-up agreements in substantially the form attached hereto as Exhibit B (the “Lock-Up Agreement,” and collectively, the “Lock-Up Agreements”).

I.It is expected that, within two (2) Business Days following the date the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s certificate of incorporation and bylaws will execute and deliver an action by written consent adopting this Agreement, in form and substance reasonably acceptable to Parent, in order to obtain the Required Company Stockholder Vote.

J.Concurrently with the execution and delivery of this Agreement, certain investors will execute and enter into a Series A Preferred Stock Purchase Agreement among the Company and the Persons named therein (including as may be amended, restated and/or superseded from time to time, the “Series A Financing Agreement”), pursuant to which such Persons will invest in a private placement of the Company Preferred Stock (the “Series A Financing”).

K.Concurrently with the execution and delivery of this Agreement, certain investors will execute and deliver a Securities Purchase Agreement in the form attached hereto as Exhibit C among the Company and the Persons named therein (including as may be amended, restated and/or superseded from time to time, the “Subscription Agreement”), pursuant to which such Persons will agree to purchase, in the amounts set forth therein, shares of Company Capital Stock (the “Company Pre-Closing Financing”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1. Definitions and Interpretative Provisions.

1.1    Definitions.

(a)For purposes of this Agreement (including this Section 1):

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Parent relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Accrued Pre-Closing Tax Amount” means any accrued and unpaid Taxes of Parent and its Subsidiaries for Tax periods (or portions thereof) ending on or before the Closing Date either (a) for which the applicable Tax Returns have not been filed as of the Closing Date or (b) that have been shown as due but not paid on Tax Returns that have been filed as of the Closing Date, in each case, (1) determined on a jurisdiction-by- jurisdiction basis, in an amount not less than zero with respect to any Tax in any jurisdiction or period, (2) computed without taking into account any refunds or overpayments (or credits in lieu thereof), (3) computed taking into account estimated payments, Tax attribute carryovers and carryforwards solely to the extent that it is at least “more likely than not” that such payments, carryovers, or carryforwards are available to reduce Taxes or taxable income, as applicable, for such period, (4) determined in accordance with the past accounting methods and practices of Parent and its Subsidiaries, except to the extent that any such method or practice is not supportable at a “more likely than not” or higher level of comfort, (5) determined by excluding any Tax credits transferred pursuant to Section 6418 of the Code (or any corresponding, similar or analogous provision of state, local or non-U.S. Law), and (6) with respect to any period that includes but does not end on the Closing Date, the amount allocated to the portion of such period ending on or before the Closing Date shall be: (i) in the case of Taxes that are based upon or related to income, sales, proceeds, profits, receipts, wages, compensation, or similar items and all other Taxes that are not imposed on a periodic basis, be deemed equal to the amount of such Taxes which would be payable if the taxable period of Parent and its Subsidiaries ended as of the close of business on the Closing Date based on an interim closing of the books (except that exemptions, allowances, and deductions that are otherwise calculated on an annual basis (including depreciation and amortization deductions, other than with respect to property placed in service after the Closing) shall be apportioned on a daily basis); and (ii) in the case of Taxes not described in clause

(i), imposed on a periodic basis, be deemed equal to the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for non-public information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions (other than any Parent Legacy Transaction, any Interim Financing, or the Company Pre-Closing Financing) involving:

(a)any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (ii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries, or issues securities convertible into more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

(b)any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.

“Affordable Care Act” means the Patient Protection and Affordable Care Act.

“Anticipated Closing Date” means the anticipated Closing Date, as agreed upon by Parent and the Company.

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Section 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Associate” means any current employee, independent contractor, officer or director of the Company or any of its Subsidiaries.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 3.6(a) and 3.6(d).

“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party, (b) by which the Company or any of its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company Employee Plan” means any Employee Plan that the Company or any of its Subsidiaries (a) sponsors, maintains, administers, or contributes to, (b) may reasonably be expected to have any Liability, or (c) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries (or their spouses, dependents, or beneficiaries), but excluding any Employee Plan in which the Company or any of its Subsidiaries participates that is sponsored by any professional employer organization.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1, 3.2, 3.3, 3.4, 3.5(a)(i), and 3.20.

“Company IP Rights” means all Intellectual Property rights that are owned or purported to be owned by, assigned to, exclusively licensed to, or controlled by the Company or its Subsidiaries that are necessary for, or used or held for use in, the operation of the business of the Company and its Subsidiaries as presently conducted.

“Company IP Rights Agreement” means any Contract governing, related to or pertaining to any Company IP Rights other than any confidential information provided under confidentiality agreements.

“Company Key Employee” means any executive officer of the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions (other than any representation or warranty the purpose of which is to expressly address the consequences of the execution and delivery of this Agreement, the consummation of the Contemplated Transaction or the performance of the obligations hereunder), (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of this Agreement, (c) any natural disaster, calamity or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any change in generally accepted accounting principles in the United States (“GAAP”) or applicable Law or the interpretation thereof, (e) general economic or political conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate or (f) any change in the cash position of the Company and its Subsidiaries which results from operations in the Ordinary Course of Business; except in each case with respect to clauses (c), (d) and (e), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

“Company Merger Shares” means the product determined by multiplying (a) the Post-Closing Parent Shares by (b) the Company Allocation Percentage, in which:

●	“Aggregate Valuation” means the sum of (i) the Company Valuation, plus (ii) the Parent Valuation.
●	“Company Allocation Percentage” means the percentage (rounded to four decimal places) determined by subtracting (i) the Parent Allocation Percentage from (ii) 100 percent.
●	“Company Equity Value” means $30,000,000.
●	“Company Outstanding Shares” means, without duplication, the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time (including any shares of Company Common Stock or Company Preferred Stock that are issued in, or issuable upon the exercise or conversion of securities issued in, the Company Pre-Closing Financing or any Interim Financing), expressed on a fully diluted and as-converted-to-Company Common Stock basis assuming, without limitation or duplication, the exercise of all Company Options, Company Warrants or other rights or commitments to receive shares of Company Common Stock or Company Preferred Stock (or securities convertible or exercisable into shares of Company Common Stock or Company Preferred Stock), whether conditional or unconditional or vested or unvested, that are outstanding as of immediately prior to the Effective Time; provided that “Company Outstanding Shares” shall exclude any Company Options, Company Warrants and any other equity awards issued under the Company Stock Plans (including any shares of Company Common Stock issuable upon the exercise of such Company Options, Company Warrants or other equity awards) issued to directors, employees, consultants or other service providers following the date hereof but prior to the Closing (collectively, the “Service Provider Grants”).
●	“Company Valuation” means (i) the Company Equity Value, plus (ii) the amount of proceeds actually received by the Company from the Company Pre-Closing Financing, plus (iii) the Fair Market Value of any Interim Financing.
●	“Exchange Ratio” means the ratio (rounded to four decimal places) equal to the quotient obtained by dividing (i) the Company Merger Shares by (ii) the Company Outstanding Shares.
●	“Fair Market Value” means, for any Interim Financing, (i) the Company Equity Value, divided by the Company Outstanding Shares (calculated as of the date hereof), multiplied by (ii) the aggregate number of shares of Company Capital Stock issued (or to be issued upon conversion or exercise of any securities convertible into shares of Company Common Stock) in such Interim Financing.
●	“Parent Allocation Percentage” means the quotient (expressed as a percentage and rounded to four decimal places) determined by dividing (i) the Parent Valuation by (ii) the Aggregate Valuation.
●	“Parent Outstanding Shares” means, without duplication, (including, without limitation, the effects of the Nasdaq Reverse Split, if completed) the total number of shares of Parent Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis and as converted to Parent Common Stock basis and assuming, without limitation or duplication, (i) the issuance of shares of Parent Common Stock in respect of all In the Money Parent Options, warrants or other rights or commitments to receive shares of Parent Common Stock or Parent Preferred Stock (or securities convertible or exercisable into shares of Parent Common Stock or Parent Preferred Stock, but excluding any Parent Capital Stock issuable in accordance herewith), whether conditional or unconditional, that are outstanding as of immediately prior to the Effective Time, and (ii) the settlement in shares of Parent Common Stock of Parent Restricted Stock Units outstanding as of immediately prior to the Effective Time on a net settlement basis as provided in Section 6.6(e). Notwithstanding any of the foregoing, no Parent Options shall be included in the total number of shares of Parent Common Stock outstanding for purposes of determining the Parent Outstanding Shares to the extent (i) an Out of the Money Parent Option or (ii) the Parent Stock Option Cash Consideration in respect thereof is deducted from Parent Net Cash in accordance herewith.
●	“Parent Valuation” means (i) $8,500,000, minus (ii) the amount by which Parent Net Cash is less than $0.
●	“Post-Closing Parent Shares” mean the quotient determined by dividing (i) the Parent Outstanding Shares by (ii) the Parent Allocation Percentage.

“Company Options” means options or other rights to purchase shares of Company Capital Stock issued by the Company.

“Company Preferred Stock” means the shares of the Company’s capital stock designated as preferred stock, including the Company Series A Preferred Stock.

“Company Registered IP” means all Company IP Rights that are owned or exclusively licensed by the Company that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.

“Company Series A Preferred Stock” means a series of the Company’s preferred stock designated as Series A Preferred Stock, $0.0001 par value per share.

“Company Stock Plans” means any equity incentive plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person that maybe adopted by the Company from time to time following the date hereof.

“Company Triggering Event” shall be deemed to have occurred if, at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote: (a) the Company Board shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal.

“Company Warrants” means warrants to purchase shares of Company Capital Stock issued by the Company.

“Confidentiality Agreement” means the letter agreement dated as of October 17, 2025, between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger, the Constructive Issuance and the other transactions contemplated by this Agreement (other than any Parent Legacy Transaction and the Parent Charter Amendment), the Company Pre-Closing Financing and the Nasdaq Reverse Split (to the extent applicable and deemed necessary by Parent and the Company).

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Delisting Event” means (i) the filing of a Form 25 with respect to the shares of Parent Common Stock by Parent or Nasdaq with the SEC, or (ii) any other cessation of listing of the Parent Common Stock on Nasdaq, whether or not a Form 25 has been filed yet.

“DGCL” means the General Corporation Law of the State of Delaware, as amended. “Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (a) an “employee benefit plan” within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (b) other plan, program, policy or arrangement providing for stock options, stock purchases, equity-based compensation, bonuses (including any annual bonuses and retention bonuses) or other incentives, severance pay, deferred compensation, employment, compensation, change in control or transaction bonuses, supplemental, vacation, retirement benefits (including post-retirement health and welfare benefits), pension benefits, profit-sharing benefits, fringe benefits, life insurance benefits, perquisites, health benefits, medical benefits, dental benefits, vision benefits, and all other employee benefit plans, agreements, and arrangements, not described in (a) above; and (c) all other plans, programs, policies or arrangements providing compensation to employees, consultants and non-employee directors.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, exclusive license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any nonprofit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA Affiliate” means, with respect to any Entity, any other Person that would be treated as a single employer with such Entity or part of the same “controlled group” as such Entity under Sections 414(b), (c), (m) or (o) of the Code.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended. “Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supra- national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“In the Money Parent Option” shall mean Parent Options with an exercise price equal to or less than the Parent Closing Price.

“Intellectual Property” means: (a) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (b) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof and goodwill associated therewith, (c) copyrights, including registrations and applications for registration thereof, (d) software, including all source code, object code and related documentation, (e) formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not, and (f) all United States and foreign rights arising under or associated with any of the foregoing.

“Interim Financing” means the Series A Financing.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, (a) with respect to an individual, that such individual is actually aware of the relevant fact or that such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities, and (b) with respect to any Person that is an Entity the Knowledge of any executive officer of such Person as of the date such knowledge is imputed. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions of counsel or any Intellectual Property rights clearance searches, and no knowledge of any third party Intellectual Property that would have been revealed by such inquiries, opinions or searches that have not been conducted will be imputed to such Persons.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Authority or any arbitrator or arbitration panel.

“Merger Sub Board” means the board of directors of Merger Sub.

“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA.

“Multiple Employer Plan” means a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA.

“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

“Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Parent Common Stock effected by Parent for the purpose of maintaining compliance with Nasdaq listing standards.

“Nasdaq” means The Nasdaq Stock Market.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its business and consistent with its past practice or, with respect to the Company, the customary practices of a recently formed company at a similar stage of development, including adoption of a Company Employee Plan; provided, however, that during the Pre-Closing Period, the Ordinary Course of Business of Parent shall also include actions required to effect and effecting any Parent Legacy Transaction.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Out of the Money Parent Options” shall mean Parent Options with an exercise price greater than the Parent Closing Price.

“Parent Associate” means any current employee, independent contractor, officer or director of Parent or any of its Subsidiaries.

“Parent Balance Sheet” means the audited balance sheet of Parent as of December 31, 2024, included in Parent’s Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC.

“Parent Board” means the board of directors of Parent.

“Parent Capital Stock” means the Parent Common Stock and the Parent Preferred Stock.

“Parent Capitalization Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 4.6(a) and 4.6(d).

“Parent Closing Price” means the volume weighted average closing trading price of a share of Parent Common Stock on Nasdaq for the five (5) consecutive trading days ending three (3) trading days prior to the Calculation Date as reported by Bloomberg L.P.

“Parent Common Stock” means the common stock, $0.0001 par value per share, of Parent.

“Parent Contract” means any Contract: (a) to which Parent is a party, (b) by which Parent or any Parent IP Rights or any other asset of Parent is or may become bound or under which Parent has, or may become subject to, any obligation or (c) under which Parent has or may acquire any right or interest.

“Parent Employee Plan” means any Employee Plan that Parent or any of its Subsidiaries (a) sponsors, maintains, administers, or contributes to, (b) may reasonably be expected to have any Liability, or (c) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of Parent or any of its Subsidiaries (or their spouses, dependents, or beneficiaries), but excluding any Employee Plan in which the Parent or any of its Subsidiaries participates that is sponsored by any professional employer organization.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 4.1, 4.2, 4.3, 4.4, 4.5(a)(i), and 4.21.

“Parent IP Rights Agreement” means any Contract governing, related or pertaining to any Parent IP Rights.

“Parent IP Rights” means all Intellectual Property owned, licensed or controlled by Parent that is necessary for, or used or held for use in, the operation of the business of Parent.

“Parent Key Employee” means (i) an executive officer of Parent; and (ii) any employee of Parent that reports directly to the Parent Board or to an executive officer of Parent.

“Parent Legacy Business” means the business of Parent as conducted at any time prior to the date of this Agreement, including but not limited to business related to the assets listed on Section 1.1(a) of the Parent Disclosure Letter.

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions (other than any representation or warranty the purpose of which is to expressly address the consequences of the execution and delivery of this Agreement, the consummation of the Contemplated Transaction or the performance of the obligations hereunder), (b) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (c) the taking of any action, or the failure to take any action, by Parent that is required to comply with the terms of this Agreement, (d) any natural disaster, calamity or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing, (e) any change in GAAP or applicable Law or the interpretation thereof, (f) general economic or political conditions or conditions generally affecting the industries in which Parent or any of its Subsidiaries operates; except, in each case with respect to clauses (d), (e) and (f), to the extent materially and disproportionately affecting Parent or any of its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent or any of its Subsidiaries operates. Notwithstanding the above, a Delisting Event shall constitute a Parent Material Adverse Effect, provided that the Company has not refused or unreasonably delayed its consent to reasonable actions by Parent to maintain the listing of Parent Common Stock on Nasdaq.

“Parent Net Cash” means without duplication, (a) Parent’s unrestricted cash and cash equivalents and marketable securities determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Balance Sheet, including any proceeds actually received from the Parent Legacy Transaction prior to the Calculation Date, plus (b) all prepaid expenses, accounts, interests, other receivables and deposits (excluding, for the avoidance of doubt, any Tax refunds) set forth on Section 1.1(a) of the Parent Disclosure Letter, minus (c) the sum of unpaid consolidated short-term and long-term contractual obligations and liabilities accrued by Parent as of the Closing Date, in each case determined in accordance with GAAP and, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Balance Sheet, minus (d) the aggregate amount (without duplication) of all fees and expenses incurred by Parent prior to the Effective Time in connection with the negotiation, execution and delivery of this Agreement and the Contemplated Transactions or any Parent Legacy Transaction, including: (i) any fees and expenses of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants, tax advisors, and other professional advisors of Parent in connection with the Contemplated Transactions or any Parent Legacy Transaction; (ii) 50% of the fees paid to the SEC in connection with filing the Registration Statement and any amendments and supplements thereto, with the SEC; (iii) 50% of the fees and expenses in connection with the printing, mailing and distribution of the Proxy Statement and any amendments and supplements thereto; (iv) any bonus, retention payments, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby)

that are due or payable to any director, officer, employee or consultant as a result of the consummation of the Contemplated Transactions or any Parent Legacy Transaction, together with any payroll Taxes associated therewith; (v) the costs associated with obtaining the “D&O tail policy” pursuant to Section 6.7, in each case, to the extent unpaid as of the Effective Time; and (vi) the dividend of any excess Parent Net Cash (to the extent declared and unpaid) and all costs and expenses associated therewith, minus (e) all remaining rent payments and fees and expenses associated with terminating the Parent Real Estate Leases, minus (f) the Accrued Pre-Closing Tax Amount, minus (g) all costs and expenses relating to the winding down of Parent Legacy Business, including the sale, license or other disposition of any or all of the Parent Legacy Business to the extent unpaid as of the Closing, including any costs incurred costs incurred by the Company (including the Surviving Corporation) following the Closing pursuant to Section 6.20 (the amounts set forth in subclauses (c) through (e) and (g), the “Fee Condition Expenses”), minus (h) the Parent Stock Option Cash Consideration, minus (i) to the extent not declared and paid prior to delivery of the Parent Net Cash Schedule, the Parent Pre-Closing Dividend Amount, and plus (j), if the Parent Net Cash Fee Condition has been met, $1,000,000 for each month, or portion thereof, after December 31, 2025 by which Closing is delayed (except where such delay is caused primarily by Parent’s willful and material breach of any of its covenants or obligations contained in this Agreement), which amount shall (x) begin accruing on January 1, 2026 and (y) not exceed $5,000,000 (for example, if the Parent Net Cash Fee Condition has been met and the Closing is delayed until (A) February 14, 2026 as a result of such failure then $1,500,000 will be added to Parent Net Cash or (B) March 31, 2026 as a result of such failure then $3,000,000 will be added to Parent Net Cash); provided, however, that if any portion of the fees and expenses described in subclauses (ii), (iii), and (iv) of clause (d) have been paid by Parent prior to the Effective Time in an amount greater than Parent’s share of such fee and expense described in subclauses (ii), (iii), and (iv), then (x) such portion in excess of Parent’s shares of such fee and expense described in subclauses (ii), (iii), and (iv) shall not be deducted by reason of subclauses (ii), (iii), and (iv) of clause (d) and (y) such portion shall be added to the calculation of Parent Net Cash. For avoidance of doubt, the calculation of Parent Net Cash may result in a number below $0.

“Parent Net Cash Fee Condition” means the occurrence of each of the following conditions: (a) the Parent Pre-Closing Dividend Amount (as determined in accordance with Section 2.8) shall be less than $16,000,000, and (b) the Fee Condition Expenses (as finally determined in accordance with Section 2.8) shall be less than $15,000,000.

“Parent Options” means options or other rights to purchase shares of Parent Common Stock granted by Parent, including pursuant to any Parent Stock Plan.

“Parent Preferred Stock” means the shares of Parent’s capital stock designated as preferred stock, par value $0.0001 per share of Parent.

“Parent Registered IP” means all Parent IP Rights that are owned or exclusively licensed by Parent that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Parent Restricted Stock Units” means any equity award with respect to Parent Common Stock that represents the right to receive in the future shares of Parent Common Stock pursuant to any Parent Stock Plan.

“Parent Triggering Event” shall be deemed to have occurred if, prior to the approval of this Agreement and the Contemplated Transactions by Parent’s stockholders and subject to Section 6.3(c): (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation, (b) the Parent Board or any committee thereof shall have made a Parent Board Adverse Recommendation Change or subject to Section 6.3(e), publicly proposed, endorsed or recommended any Acquisition Proposal or (c) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4).

“Party” or “Parties” means the Company, Merger Sub and Parent.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means (a) any statutory liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith by the appropriate proceedings and for which adequate reserves will be or have been made on the Company Financial Statements or the Parent Balance Sheet, as applicable, in accordance with GAAP (in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Balance Sheet), (b) minor non-monetary liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or Parent, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies for amounts that are not yet due and payable and (f) liens arising under applicable securities Law.

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means any data or information that constitutes “personal information,” “personal data,” “personally identifiable information,” “protected health information,” or any analogous term under applicable Law, including any such information that identifies, relates to, describes, is linked to, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with any identified or identifiable individual or household.

“Privacy Laws” mean, collectively, (a) all Laws governing privacy, data protection, data security, trans- border data flow, data loss, data theft, breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of Personal Information, including any such legally binding requirements set forth in regulations and agreements containing consent orders published by regulatory authorities of competent jurisdiction such as the U.S. Federal Trade Commission, U.S. Federal Communications Commission, or state data protection authorities, including HIPAA, Section 5 of the Federal Trade Commission Act, the Controlling the Assault of Non-Solicited Pornography And Marketing Act, the Telephone Consumer Protection Act and U.S. state consumer protection and data breach notification Laws, and (b) any legally binding requirements of any self-regulatory organizations governing data privacy, data protection, data security, trans-border data flow, data loss, data theft, breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of Personal Information, including the Payment Card Industry Data Security Standard.

“Representatives” means with respect to a Person, such Person’s directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and other representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

“Subsidiary” means, with respect to an Entity, a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of this Agreement, (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions, (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed.

“Tax Return” means any return (including any information return), report, statement, declaration, claim or refund, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority (or provided to a payee) in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Tax” means any U.S. federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, environmental tax, excise tax, ad valorem tax, transfer tax, conveyance tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, social security tax, customs duty, licenses tax, alternative or add-on minimum or other tax or similar charge, duty, levy, fee, tariff, impost, obligation or assessment in the nature of a tax (whether imposed directly or through withholding and whether or not disputed), and including any fine, penalty, addition to tax, interest or additional amount imposed by a Governmental Authority with respect thereto (or attributable to the nonpayment thereof).

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

(b)Each of the following terms is defined in the Section set forth opposite such term:

Terms	Section
AAA	2.8(f)
Accounting Firm	2.8(f)
Agreement	Preamble
Allocation Certificate	6.15
Assumed Option	6.5(a)
Assumed Warrant	6.5(b)
Capitalization Date	4.6(a)
Cash Determination Time	2.8(a)
Certificate of Merger	2.3
Certifications	4.7(a)
Closing Date	2.3
Closing	2.3
Company 409A Plan	3.17(j)
Company Board Adverse Recommendation Change	6.2(d)
Company Board Recommendation	6.2(c)
Company Disclosure Letter	Section 3
Company Financial Statements	6.1(d)
Company Intervening Event	6.2(d)
Company Material Contract	3.13(a)
Company Material Contracts	3.13(a)
Company Permits	3.14(b)
Company Product Candidates	3.14(d)
Company Real Estate Leases	3.11
Company Regulatory Permits	3.14(d)

Terms	Section
Company Required S-4 Information	6.1(d)
Company Stockholder Support Agreement	Recital
Company Stockholder Written Consents	6.2(a)
Company Termination Fee	10.3(b)
Company Valuation Calculation	2.8(b)
Company Valuation Delivery Date	2.8(b)
Company Valuation Determination Time	2.8(b)
Company Valuation Dispute Notice	2.8(c)
Company Valuation Response Date	2.8(c)
Company Valuation Schedule	2.8(b)
Company	Preamble
Concurrent Investment	Preamble
Costs	6.7(a)
D&O Indemnified Parties	6.7(a)
Dispute Notice	2.8(c)
Dissenting Shares	2.12(a)
Drug/Device Regulatory Agency	3.14(b)
Effective Time	2.3
Employment-Related Laws	3.17(k)
End Date	10.1(b)
Exchange Agent	2.7(a)
FDA	3.14(b)
FDCA	3.14(c)
Certificate of Merger	2.3
Form S-4	6.1(a)
Intended Tax Treatment	2.10
Liability	3.9
Lock-Up Agreement	Recital
Lock-Up Agreements	Recital
Merger Consideration	2.5(a)(ii)
Merger Sub	Preamble
Merger	Recital
Nasdaq Fees	6.9
Nasdaq Listing Application	6.9
Notice Period	6.2(d)
Ordinary Course Agreement	3.16(g)
Parent 409A Plan	4.17(j)
Parent Board Adverse Recommendation Change	6.3(c)
Parent Board Recommendation	6.3(b)
Parent Charter Amendment	2.4(b)(ii)
Parent Disclosure Letter	Section 4
Parent Intervening Event	6.3(c)

Terms	Section
Parent Legacy Transaction	5.1(c)
Parent Material Contract	4.13(a)
Parent Material Contracts	4.13(a)
Parent Net Cash Calculation	2.8(a)
Parent Net Cash Schedule	2.8(a)
Parent Notice Period	6.3(c)
Parent Permits	4.14(b)
Parent Pre-Closing Dividend	5.1(c)(ii)
Parent Pre-Closing Dividend Amount	5.1(c)(ii)
Parent Product Candidates	4.14(d)
Parent Real Estate Leases	4.11
Parent Regulatory Permits	4.14(d)
Parent SEC Documents	4.7(a)
Parent Stock Plans	4.6(c)
Parent Stockholder Matters	6.3(a)
Parent Stockholder Meeting	6.3(a)
Parent Stockholder Support Agreement	Recital
Parent	Preamble
PHSA	3.14(c)
Post-Closing Welfare Plan	6.6(b)
Pre-Closing Period	5.1(a)
Privacy Policies	3.22
Proxy Statement	6.1(a)
Registration Statement	6.1(a)
Required Company Stockholder Vote	3.4
Required Parent Stockholder Vote	4.4
Response Date	2.8(c)
SEC Documents	6.16
Effective Time	2.3
Series A Financing	Recital
Series A Financing Agreement	Recital
Stockholder Notice	6.2(b)
Subscription Agreement	Recital
Surviving Corporation	Section 2
Tax Certificates	6.10(c)
Transaction Litigation	6.4(c)
WARN Act	3.17(k)

1.2Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this

Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract (except for references to any agreements or Contracts listed on the Parent Disclosure Letter or Company Disclosure Letter) are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. The Exhibits to this Agreement, the Parent Disclosure Letter and the Company Disclosure Letter are integral parts of the interpretation of this Agreement, but only Exhibit D-1 (including Exhibit A to such Exhibit) and Exhibit D-2 are incorporated by reference and made a part hereof for purposes of Section 251 of the DGCL. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Company Disclosure Letter and the Parent Disclosure Letter shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 3 and Section 4, respectively. The disclosures in any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter shall qualify other sections and subsections in Section 3 or Section 4, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, that prior to 5:00 p.m. (New York City time) on the date that is the day prior to the date of this Agreement, a copy of such material has been (a) posted to and continuously made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions or (b) delivered by or on behalf of a Party or its Representatives to the other Party or its Representatives via electronic mail or in hard copy form prior to the execution of this Agreement.

Section 2. Description of Transaction.

2.1The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

2.3Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 10, and subject to the satisfaction or waiver of the conditions set forth in Section 7, Section 8 and Section 9, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7, Section 8 and Section 9, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, (i) the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in form and substance attached hereto as Exhibit D and incorporated herein by reference (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

2.4	Organizational Documents; Directors and Officers.
(a)	At the Effective Time:

(i)    The certificate of incorporation of the Surviving Corporation shall be amended and restated in the Merger to read as set forth on Exhibit A to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(ii)    The bylaws of the Surviving Corporation shall be identical to the bylaws of the Company as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws; and

(iii)    The directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be such persons as are designated by the Company prior to the Effective Time.

(iv)    The certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Parent shall file an amendment to its certificate of incorporation to (i) change the name of Parent to “Yarrow Bioscience, Inc.”, (ii) effect the Nasdaq Reverse Split (to the extent applicable and necessary), and (iii) make such other changes as are mutually agreeable to Parent and the Company (such amendment, the “Parent Charter Amendment”);

(v)    The directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 6.12; and

2.5Conversion of Company, Merger Sub Equity Securities.

(a)At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent:

(i)any shares of Company Capital Stock held as treasury stock immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii)subject to Section 2.5(c), each share of Company Capital Stock (including any shares of Company Capital Stock issued pursuant to the Company Pre-Closing Financing or any Interim Financing) outstanding immediately prior to the Effective Time (excluding shares of Company Capital Stock to be canceled pursuant to Section 2.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (collectively, the “Merger Consideration”).

(b)If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Parent Capital Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Parent Capital Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c)No fractional shares of Parent Capital Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (on a per position basis) shall receive from Parent, in lieu of such fractional share and upon surrender by such holder of a letter of transmittal in accordance with Section 2.7 and any accompanying documents as required therein: (i) one share of Parent Common Stock if the aggregate amount of fractional shares of Parent Common Stock such holder of Company Capital Stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Parent Common Stock if the aggregate amount of fractional shares of Parent Common Stock such holder of Company Capital Stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.

(d)All Company Options (including any Service Provider Grants) outstanding immediately prior to the Effective Time shall be treated in accordance with Section 6.5(a). All Company Warrants outstanding immediately prior to the Effective Time shall be treated in accordance with Section 6.5(b).

(e)Each share of common stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation. Each book entry share of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(f)If, between the date of this Agreement and the Effective Time, the outstanding Company Capital Stock or Parent Capital Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options, Company Warrants and Parent Capital Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Capital Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

2.6Closing of the Company’s Transfer Books. At the Effective Time: (a) all Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 2.5(a), and all holders of certificates representing Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company and (b) the stock transfer books of the Company shall be closed with respect to all Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such Company Capital Stock shall be made on such stock transfer books after the Effective Time.

2.7Surrender of Company Capital Stock.

(a)On or prior to the Closing Date, Parent and the Company shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Parent shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Parent Capital Stock issuable pursuant to Section 2.5(a) in exchange for Company Capital Stock.

(b)Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that (A) delivery of physical stock certificates representing shares of Company Capital Stock, (the “Company Stock Certificates”) shall be effected, and risk of loss and title shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (B) a holder of uncertificated shares of Company Capital Stock shall not be required to deliver Company Stock Certificates and in lieu thereof, the Exchange Agent shall receive an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may require), with respect to such uncertificated shares of Company Capital Stock) and (ii) instructions for effecting the surrender of Company Stock Certificates, or uncertificated shares of Company Capital Stock, in exchange for book-entry shares of Parent Capital Stock. Upon surrender of a Company Stock Certificate or other reasonable evidence of the ownership of uncertificated Company Capital Stock to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) the holder of such Company Stock Certificate or uncertificated shares of Company Capital Stock shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Capital Stock) that such holder has the right to receive pursuant to the provisions of Section 2.5(a) and Section 2.5(c) and (B) the Company Stock Certificate or uncertificated shares of Company Capital Stock so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.7(b), each Company Stock Certificate or uncertificated shares of Company Capital Stock shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry shares of Parent Capital Stock representing the Merger Consideration. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Capital Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate or any Parent Capital Stock issued in exchange therefor as Parent may reasonably request.

(c)No dividends or other distributions declared or made with respect to Parent Capital Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Capital Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or uncertificated shares of Company Capital Stock or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 2.7 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d)Any shares of Parent Capital Stock deposited with the Exchange Agent that remain undistributed to holders of Company Capital Stock as of the date that is 180 days after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Capital Stock who have not theretofore surrendered their Company Stock Certificates or uncertificated shares of Company Capital Stock in accordance with this Section 2.7 shall thereafter look only to Parent for satisfaction of their claims for Parent Capital Stock and any dividends or distributions with respect to shares of Parent Capital Stock.

(e)No Person shall be liable to any holder of any Company Capital Stock or to any other Person with respect to any shares of Parent Capital Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.8Calculation of Net Cash and Company Valuation.

(a)No later than seven (7) Business Days prior to the earlier of (i) the anticipated date for the Parent Stockholder Meeting or (ii) the intended declaration of the Parent Pre-Closing Dividend, in each case as mutually agreed in good faith by Parent and the Company (the “Calculation Date”), Parent will deliver to the Company a schedule (the “Parent Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of the components of Parent Net Cash (the “Parent Net Cash Calculation,” and the date of delivery of such schedule being the “Parent Net Cash Schedule Delivery Date”) as of 11:59 p.m. on the Business Day prior to the Anticipated Closing Date (the “Cash Determination Time”) prepared and certified, via certificate in the form reasonably acceptable to the Company, by Parent’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Parent). Parent shall make available to the Company (electronically to the greatest extent possible) as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Parent Net Cash Schedule and, if reasonably requested by the Company, Parent’s internal finance personnel and its accountants and counsel during Parent’s normal business hours and upon reasonably advanced written notice. The Parent Net Cash Calculation shall include Parent’s determination, as of the Cash Determination Time, of the defined terms in Section 1.1(a) necessary to calculate the Exchange Ratio. During the period beginning on the Parent Net Cash Delivery Date and ending on the Calculation Date, the Company shall have an opportunity to review the Parent Net Cash Schedule and Parent shall reasonably cooperate with the Company in good faith to respond to any questions regarding the Parent Net Cash Schedule raised by the Company; provided that this shall in no way limit or otherwise affect the Company’s remedies under this Agreement or otherwise, or constitute an acknowledgement by the Company of the accuracy of the amounts reflected therein. Notwithstanding anything else in this Agreement, the Company may require Parent shall deliver a new Parent Net Cash Schedule if the Closing Date is more than thirty (30) days after the Calculation Date, which date of delivery shall be deemed the “Calculation Date” hereunder.

(b)No later than five (5) Business Days before the Closing, the Company will deliver to Parent a schedule (the “Company Valuation Schedule”) setting forth, in reasonable detail, the Company’s good faith, estimated calculations of the components of the Company Valuation (the “Company Valuation Calculation,” and the date of delivery of such schedule being the “Company Valuation Delivery Date”) as of 11:59 p.m. on the last Business Day prior to the Anticipated Closing Date (the “Company Valuation Determination Time”), in the form set forth on Schedule 2.7(b) to the Company Disclosure Letter. The Company shall make available to Parent (electronically to the greatest extent possible) as reasonably requested by Parent, the work papers and back-up materials used or useful in preparing the Company Valuation Schedule and, if reasonably requested by Parent, the Company’s internal finance personnel and its accountants and counsel during the Company’s normal business hours and upon reasonably advanced written notice.

(c)No later than three (3) Business Days after the Parent Net Cash Schedule Delivery Date (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Parent Net Cash Calculation by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Parent Net Cash Calculation and will be accompanied by reasonably detailed materials supporting the basis for such revisions. No later than three (3) Business Days after the Company Valuation Delivery Date (the last day of such period, the “Company Valuation Response Date”), Parent shall have the right to dispute any part of the Company Valuation Calculation by delivering a written notice to that effect to the Company (a “Company Valuation Dispute Notice”) and any Company Valuation Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Company Valuation Calculation and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(d)If, on or prior to the Response Date, the Company notifies Parent in writing that it has no objections to the Parent Net Cash Calculation or, if on the Response Date, the Company fails to deliver a Dispute Notice as provided in Section 2.8(c), then the Parent Net Cash Calculation as set forth in the Parent Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Cash Determination Time for purposes of this Agreement. If, on or prior to the Company Valuation Response Date, Parent notifies the Company in writing that it has no objections to the Company Valuation Calculation or, if on the Company Valuation Response Date, Parent fails to deliver a Company Valuation Dispute Notice as provided in Section 2.8(c), then the Company Valuation Calculation as set forth in the Company Valuation Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Company Valuation at the Company Valuation Determination Time for purposes of this Agreement.

(e)If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Parent and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Parent Net Cash, which agreed upon the Parent Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Cash Determination Time for purposes of this Agreement. If Parent delivers a Company Valuation Dispute Notice on or prior to the Company Valuation Response Date, then Representatives of Parent and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the components of the Company Valuation, which agreed upon Company Valuation amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Company Valuation at the Company Valuation Determination Time for purposes of this Agreement.

(f)If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash as of the Cash Determination Time pursuant or the components of Company Valuation as of the Company Valuation Determination Time, in each case pursuant to Section 2.8(e) within three days after delivery of the Dispute Notice or the Company Valuation Dispute Notice, as applicable (or such other period as Parent and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Parent Net Cash or Company Valuation shall be referred to an independent auditor of recognized national standing jointly selected by Parent and the Company. If the parties are unable to select an independent auditor within five (5) days, then either Parent or the Company may thereafter request that either the Boston, Massachusetts Office of the American Arbitration Association or the New York, New York Office of the American Arbitration Association (“AAA”) make such selection (either the independent auditor jointly selected by both parties or such independent auditor selected by the AAA, the “Accounting Firm”). Parent and the Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Parent Net Cash Schedule and the Dispute Notice and the Company Valuation Schedule and the Company Valuation Dispute Notice, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) Business Days of accepting its selection. Parent and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Parent and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Parent Net Cash or the components of the Company Valuation made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final and binding on Parent and the Company and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Cash Determination Time or the components of the Company Valuation at the Company Valuation Determination Time for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.8(f). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of the Parent Net Cash or the Company Valuation that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Parent Net Cash amount or the components of the Company Valuation. If this Section 2.8(f) applies as to the determination of the Parent Net Cash at the Cash Determination Time or to the determination of the components of the Company Valuation at the Company Valuation Determination Time, as applicable, upon resolution of the matter in accordance with this Section 2.8(f), the Parties shall not be required to determine Parent Net Cash or the Company Valuation again even though the Closing may occur later than the Anticipated Closing Date.

2.9    Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

2.10   Intended Tax Treatment. The Parties acknowledge and agree that, for U.S. federal (and applicable state and local) income Tax purposes, the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and/or a transfer within the meaning of Section 351(a) of the Code, (the “Intended Tax Treatment”). The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

2.11   Withholding. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld from such consideration under applicable Law; provided that, with respect to any non-compensatory amounts, the Exchange Agent, Parent and the Surviving Corporation shall use commercially reasonable efforts to promptly notify such Persons of any intention to withhold any portion of such consideration and cooperate with any requests by such Persons to reduce or eliminate any such withholding to the extent permitted by applicable Law. To the extent such amounts are so deducted or withheld and remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. All payments made under this agreement that constitute compensation to employees for services for Tax purposes shall be made through the payroll of the Surviving Corporation or Parent, as applicable.

2.12   Appraisal Rights.

(a)Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders or owned by beneficial owners who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 2.5 attributable to such Dissenting Shares. Such stockholders or beneficial owners shall be entitled to receive payment of the fair value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders or beneficial owners fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders or owned by beneficial owners who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 2.5 and 2.7.

(b)The Company shall give Parent prompt written notice of any demands by dissenting stockholders or beneficial owners received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with Parent’s prior written consent, not to be unreasonably withheld, delayed or conditioned, make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

Section 3. Representations and Warranties of the Company.

Except as set forth in the written disclosure document delivered by the Company to Parent (the “Company Disclosure Letter”) concurrently with the execution of this Agreement, the Company represents and warrants to Parent and Merger Sub as follows:

3.1Due Organization; Subsidiaries.

(a)The Company is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

(b)The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c)The Company has no Subsidiaries and the Company does not own any capital stock or membership interests of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity. The Company is not and has never otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2Organizational Documents. The Company has delivered to Parent accurate and complete copies of the Organizational Documents of the Company. The Company is not in breach or violation of its Organizational Documents in any material respect.

3.3Authority; Binding Nature of Agreement. The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions, subject to obtaining the Required Company Stockholder Vote. The Company Board has (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.4Vote Required. The affirmative vote (or written consent) of (a) the holders of a majority of the shares of Company Capital Stock outstanding on the record date, voting as a single class on an as- converted basis, and (b) the holders of a majority of the shares of Company Series A Preferred Stock outstanding on the record date and entitled to vote thereon, voting as a separate class, is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions (collectively, the “Required Company Stockholder Vote”).

3.5Non-Contravention; Consents.

(a)Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i)    contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(ii)    contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order by which the Company, or any of the assets owned or used by the Company, is subject;

(iii)   contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the business of the Company, or any of the assets owned, leased or used by the Company;

(iv)   contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Company Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract, (C) accelerate the maturity or performance of any Company Material Contract or (D) cancel, terminate or modify any term of any Company Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v)   result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company (except for Permitted Encumbrances).

(b)Except for (i) the Required Company Stockholder Vote, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, the Company was not, is not, nor will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c)No state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the Contemplated Transactions.

3.6Capitalization.

(a)The authorized capital stock of the Company consists of 10,000,000 shares of Company Common Stock of which 4,250,000 shares have been issued and are outstanding as of the date hereof. The Company does not hold any shares of its capital stock in its treasury. As of the date of this Agreement, the Company’s capital stock is held by the Persons and in the amounts set forth in Section 3.6(a) of the Company Disclosure Letter, which further sets forth for each such Person (i) the name of such Person and the number of shares held, (ii) the class and series of such shares, (iii) the number of the applicable book-entry positions representing such shares or the number of the certificate representing such shares, and (iv) whether such Person is or has ever been an employee. Each share of Company Preferred Stock is convertible into one share of Company Common Stock. There are no declared or accrued but unpaid dividends with respect to any shares of the Company’s capital stock and the Company has never declared or paid any dividend or other distribution.

(b)All of the outstanding Company Capital Stock as set out in Section 3.6(a) of the Company Disclosure Letter have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than Encumbrances set forth in the Organizational Documents or under applicable securities Laws. None of the outstanding Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding Company Capital Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Capital Stock or other securities. Section 3.6(b) of the Company Disclosure Letter accurately and completely describes all repurchase rights held by the Company with respect to Company Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c)The Company has reserved 2,721,435 shares of Company Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2025 Equity Incentive Plan (the “Stock Plan”). As of the date hereof, there are no Company Options or other equity awards in issuance and 2,881,268 shares of Company Common Stock remain available for issuance pursuant to the Stock Plan.

(d)Except as set forth on Section 3.6(d) of the Company Disclosure Letter, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any Company Capital Stock or other securities of the Company, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any Company Capital Stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

(e)All outstanding Company Capital Stock, Company Options and other securities of the Company have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f)The Company Capital Stock are uncertificated.

3.7Financial Statements.

(a)The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP and to maintain accountability of the Company’s assets, (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company maintains internal controls consistent with the practices of similarly situated private companies over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(b)Section 3.7(c) of the Company Disclosure Letter lists, and the Company has delivered to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company.

(c)There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

3.8    Absence of Changes. Except as set forth on Section 3.8 of the Company Disclosure Letter, between the date of its incorporation and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required consent of Parent pursuant to Section 5.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9    Absence of Undisclosed Liabilities. Since the date of its incorporation, the Company does not have any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), except for: (a) Liabilities disclosed, reflected or reserved against (or to be disclosed, reflected or reserved against) in Company Financial Statements, (b) normal and recurring current Liabilities that have been incurred by the Company since the date hereof in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities for performance of obligations of the Company under Company Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions, and (e) Liabilities described in Section 3.9 of the Company Disclosure Letter.

3.10   Title to Assets. The Company owns and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including all tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11   Real Property; Leasehold. The Company does not own and has never owned any real property, nor is the Company party to any agreement to purchase or sell any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder by the Company or to the Company’s Knowledge, the other party thereto.

3.12   Intellectual Property.

(a)Section 3.12(a) of the Company Disclosure Letter is an accurate, true and complete listing of all Company Registered IP.

(b)Section 3.12(b) of the Company Disclosure Letter accurately identifies (i) all Company Contracts pursuant to which any Company IP Rights are licensed to the Company (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing or distribution of, any of the Company’s products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of services, equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Company and its employees in Company’s standard form thereof) and (ii) whether the license or licenses granted to the Company are exclusive or nonexclusive.

(c)Section 3.12(c) of the Company Disclosure Letter accurately identifies each Company Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Company IP Rights nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for the Company’s benefit).

(d)The Company is not bound by, and no Company IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert or enforce any Company IP Rights anywhere in the world.

(e)The Company exclusively owns all right, title and interest to and in Company IP Rights (other than (i) Company IP Rights licensed to the Company, or co-owned rights each as identified in Section 3.12(e) of the Company Disclosure Letter, (ii) any non-customized software that (A) is licensed to the Company solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing or distribution of, any of the Company’s products or services and (iii) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i)All documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Authority.

(ii)Each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any Intellectual Property for the Company has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to the Company and confidentiality provisions protecting trade secrets and confidential information of the Company.

(iii)To the Knowledge of the Company, no current or former stockholder, officer, director or employee of the Company has any claim, right (whether currently exercisable, or exercisable in the future) or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or (B) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights purported to be owned by the Company.

(iv)No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company has an ownership interest, except for any such funding or use of facilities or personnel that does not result in such Governmental Authority or institution owning such Company IP Rights or the right to receive royalties or other remuneration for the practice of such Company IP Rights as of the date of this Agreement.

(v)The Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company holds, or purports to hold, as confidential or a trade secret.

(vi)The Company has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights to any other Person.

(f)The Company has delivered or made available to Parent, a complete and accurate copy of all Company IP Rights Agreements. With respect to each of the Company IP Rights Agreements: (i) each such agreement is valid and binding on the Company and in full force and effect, (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) the Company, and to the Knowledge of the Company, no other party to any such agreement, is not in breach or default thereof in any material respect.

(g)The manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by the Company does not violate any license or agreement between the Company and any other third party, and, to the Knowledge of the Company, does not infringe or misappropriate any valid and issued Patent right or other Intellectual Property of any other Person, which infringement or misappropriation would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon any Patents owned by Company within the Company IP Rights, or otherwise violating any Company IP Rights Agreement.

(h)As of the date of this Agreement, Company is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, claim construction, ownership or right to use, sell, offer for sale, license or dispose of any Company IP Rights. The Company has not received any written notice asserting that any Company IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that the Company has otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person. None of the Company IP Rights is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of the Company to exploit any Company IP Rights.

(i)Each item of Company Registered IP is and at all times has been filed and maintained in compliance in all material respects with all applicable Law and all filings, payments and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline. To the Knowledge of the Company, all Company Registered IP that is issued or granted is valid and enforceable.

(j)To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used or applied for by the Company conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Company has or purports to have an ownership interest has been impaired as determined by the Company in accordance with GAAP.

(k)Except as set forth in Sections 3.12(b), 3.12(c) or 3.12(k) of the Company Disclosure Letter or as contained in “off-the-shelf” license agreements entered into in the Ordinary Course of Business by the Company, (i) the Company is not bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to the Company, taken as a whole, and (ii) the Company has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(l)The Company is not party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Company IP Rights, result in breach of, default under or termination of such Contract with respect to any Company IP Rights, or impair the right of the Company or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Company IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

3.13    Agreements, Contracts and Commitments.

(a)Section 3.13(a) of the Company Disclosure Letter lists the following Company Contracts in effect as of the date of this Agreement other than the Series A Financing Agreement and the Subscription Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i)each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii)each Company Contract containing (A) any covenant limiting the freedom of the Company or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Company’s products or services (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non- solicitation provision;

(iii)  each Company Contract (A) pursuant to which any Person granted the Company an exclusive license under any Intellectual Property, or (B) pursuant to which the Company granted any Person an exclusive license under any Company IP Rights;

(iv)  each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(v)  each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company, any of its Subsidiaries, or of a product;

(vi) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000 after the date of this Agreement;

(vii) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(viii) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(ix)  each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions and requiring payments by Company after the date in this Agreement in excess of $100,000 pursuant to its express terms;

(x)  each Company Contract to which the Company is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, the Company in excess of $100,000;

(xi)  each Company Contract entered into in settlement of any Legal Proceeding or other dispute pursuant to which the Company or any of its Subsidiaries has outstanding obligations to pay consideration in excess of $100,000;

(xii) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company, and (A) which involves payment or receipt by the Company after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate or (B) that is material to the business or operations of the Company taken as a whole; or

(xiii)  Company Real Estate Leases.

(b)The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such a manner, and, if such Company Material Contract provides for a cure period, the Company or such other party fails to have cured such breach, violation or default, so that any other party or the Company, as the case may be, is permitted to modify, cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

(c)On or prior to the date of this Agreement, the Company entered into the Series A Financing Agreement and certain other agreements and side letters set forth on Section 3.13 of the Company Disclosure Letter (collectively, the “Series A Financing Agreements”) with certain investors in the Series A Financing (the “Series A Investors”), true and executed copies of which have been made available to Parent, pursuant to which, and on the terms and subject to the conditions of which, such Series A Investors have agreed to invest in a private placement of the Company Series A Preferred Stock for an aggregate amount of at least $100,000,000. Such Series A Financing Agreements are in full force and effect with respect to, and binding on, the Company and, to the Knowledge of the Company, on each Series A Investor party thereto, in accordance with its terms. Other than the Series A Financing Agreements, there are no other Contracts, including side letters, entered into by the Company in connection with the Series A Financing.

3.14    Compliance; Permits; Restrictions.

(a)The Company is, and has been in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order or other Legal Proceeding or action by any Governmental Authority is pending or, to the Knowledge of the Company, threatened against the Company. There is no agreement or Order binding upon the Company which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)Except for matters regarding the U.S. Food and Drug Administration (or any successor agency thereto) (“FDA”) or other comparable Governmental Authority responsible for regulation of the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug or medical device products (“Drug/Device Regulatory Agency”), the Company holds all required Governmental Authorizations for the operation of the business of the Company as currently conducted (the “Company Permits”). Section 3.14(b) of the Company Disclosure Letter identifies each Company Permit. The Company is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, substantially limit, suspend or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company as of the date of this Agreement and immediately prior to the Effective Time.

(c)There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged violation by the Company of the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”), FDA regulations adopted thereunder, the Controlled Substances Act or any other similar Law promulgated by a Drug/Device Regulatory Agency.

(d)The Company holds all required Governmental Authorizations issuable by any Drug/Device Regulatory Agency necessary for the conduct of the business of the Company as currently conducted, and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. Section 3.14(d) of the Company Disclosure Letter identifies each Company Regulatory Permit. The Company has timely maintained and is in compliance in all material respects with the Company Regulatory Permits and has not received any written notice or correspondence or, to the Knowledge of the Company, other communication from any Drug/Device Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. The Company has made available to Parent all information requested by Parent in the Company’s possession or control relating to material Company Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Company Product Candidates, including but not limited to complete copies of the following (to the extent there are any): (x) adverse event reports; preclinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug/Device Regulatory Agency; and meeting minutes with any Drug/ Device Regulatory Agency and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information is accurate and complete in all material respects.

(e)All clinical, preclinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company, or in which the Company or its current products or product candidates, including the Company Product Candidates, have participated, were, and, if still pending, are being conducted in accordance in all material respects with standard medical and scientific research procedures, in accordance in all material respects with the applicable protocols and in compliance in all material respects with the applicable regulations of the Drug/Device Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 11, 50, 54, 56, 58, 312 and 812. The Company has not received any written notices, correspondence or other communications from any Drug/Device Regulatory Agency, Governmental Authority, institutional review board, ethics committee or safety monitoring committee requiring, or to the Knowledge of the Company threatening to initiate, any action to place a clinical hold order on, or otherwise terminate, delay or suspend any clinical studies conducted by or on behalf of, or sponsored by, the Company or in which the Company or its current products or product candidates, including the Company Product Candidates, have participated. Further, no clinical investigator, researcher or clinical staff participating in any clinical study conducted by or, to the Knowledge of the Company, on behalf of the Company has been disqualified from participating in studies involving the Company Product Candidates, and to the Knowledge of the Company, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.

(f)The Company is not, and to the Knowledge of the Company, no contract manufacturer with respect to any Company Product Candidate, is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products, including Company Product Candidates, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or by any other Drug/Device Regulatory Agency under a comparable policy. Neither the Company, nor any of its officers, directors, employees or agents have been debarred or excluded from participation in any federal healthcare programs. The Company has not, and to the Knowledge of the Company, no contract manufacturer, nor their respective officers, employees or agents, with respect to any Company Product Candidate has committed any acts, made any statement or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto or a comparable policy of any other Drug/Device Regulatory Agency. None of the Company, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents is currently or has been debarred, convicted of any crime or is engaging or has engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents.

(g)All manufacturing operations conducted by, or to the Knowledge of the Company, for the benefit of the Company in connection with any Company Product Candidate have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211 and 600-610 and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h)Neither the Company nor, to the Knowledge of the Company, any manufacturing site of a contract manufacturer or laboratory, with respect to any Company Product Candidate, (i) is subject to a Drug/Device Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter or similar correspondence or notice from the FDA or other Drug/Device Regulatory Agency alleging or asserting noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Drug/Device Regulatory Agency, and, to the Knowledge of the Company, neither the FDA nor any other Drug/Device Regulatory Agency is considering such action.

3.15    Legal Proceedings; Orders.

(a)There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries or any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)There is no Order to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or Company Key Employee is subject to any Order that prohibits such officer or Company Key Employee from engaging in or continuing in any conduct, activity or practice relating to the Company or any of its Subsidiaries or any material assets owned or used by the Company or any of its Subsidiaries.

3.16    Tax Matters.

(a)The Company has timely filed (or caused to be timely filed) all income Tax Returns and all other material Tax Returns required to be filed by the Company under applicable Law (taking into account any applicable extensions). All such Tax Returns were true, correct and complete in all material respects. Subject to exceptions as would not be material, no written claim has been made by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is subject to taxation by that jurisdiction.

(b)All material amounts of Taxes due and owing by the Company (whether or not shown on any Tax Return) have been timely paid (taking into account any applicable extensions).

(c)The Company has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d)There are no Encumbrances for a material amount of Taxes (other Encumbrances described in clause (a) of the definition of “Permitted Encumbrances”) upon any of the assets of the Company.

(e)No deficiencies for a material amount of Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any liability in respect of Taxes of the Company. The Company has not granted a waiver of any statute of limitations in respect of a material amount of Taxes or an extension of time with respect to a material Tax assessment or deficiency that, in each case, is currently in effect, other than waivers resulting from automatically granted extensions of time to file Tax Returns.

(f)The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five (5) years.

(g)The Company is not a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary commercial Contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax (an “Ordinary Course Agreement”).

(h)The Company has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). The Company has no Liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(i)The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(j)The Company has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(k)The Company is not aware of any facts or circumstances and has not taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Intended Tax Treatment.

3.17    Employee and Labor Matters; Benefit Plans.

(a)The Company has made available to Parent a list (on an anonymized basis) setting forth, for each Company Associate who is an employee of the Company or any of its Subsidiaries, whether full- or part-time, such employee’s annual salary (or if hourly, hourly rate), most recent annual bonus received, and current annual bonus opportunity. No Company Key Employee has indicated to the Company, or any of its Subsidiaries, that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise. The Company has made available to Parent a list (on an anonymized basis) setting forth, for each Company Associate who is an individual independent contractor engaged by the Company, such contractor’s rate of compensation.

(b)The employment of the Company’s and each of its Subsidiaries’ employees is terminable by the Company and/or its applicable Subsidiary at will. The Company has made available to Parent accurate and complete copies of all employee manuals and handbooks, to the extent currently effective and material.

(c)Neither the Company nor any of its Subsidiaries is a party to, bound by the terms of, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing its employees, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company.

(d)Section 3.17(d) of the Company Disclosure Letter lists all Company Employee Plans (other than employment arrangements which are terminable “at will” without any contractual obligation on the part of the Company or any of its Subsidiaries to make any severance, termination, change in control or similar payment and that are substantively identical to the employment arrangements made available to Parent).

(e)Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.

(f)Each Company Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms all applicable Law, including, without limitation, the Code, ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan. All payments and/or contributions required to have been made with respect to all Company Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Plan and applicable Law.

(g)Neither the Company nor any of its ERISA Affiliates maintains, contributes to or is required to contribute to, or has, in the past six (6) years, maintained, contributed to or been required to contribute to (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer

Welfare Arrangement. Neither the Company nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA.

(h)No Company Employee Plan provides for, and neither the Company nor any of its Subsidiaries has promised to provide any, medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) continuation coverage through the end of the month in which such termination or retirement occurs. The Company does not sponsor or maintain any self-funded medical or long-term disability benefit plan.

(i)No Company Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(j)Each Company Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Company 409A Plan”) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. No payment to be made under any Company 409A Plan is or, when made in accordance with the terms of the Company 409A Plan, will be subject to the penalties of Section 409A(a)(1) of the Code.

(k)The Company and each of its Subsidiaries is, and has been, in material compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, retaliation and harassment, equal employment, fair employment practices, meal and rest periods, immigration status, employee and workplace safety and health, wages (including overtime wages), compensation, hours of work, “plant closings” and “mass layoffs” within the meaning of the Worker Adjustment and Retraining Act of 1988 or similar state or local law (the “WARN Act”), labor practices or disputes, restrictive covenants, employment agreements, workers’ compensation and long-term disability policies, leaves of absence and worker privacy (collectively, “Employment-Related Laws”), and in each case, with respect to employees of the Company and any of its Subsidiaries: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material amounts of arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no material Legal Proceedings, claims, labor disputes or organizing activities, or grievances pending or, to the Knowledge of the Company, threatened or reasonably anticipated against or involving the Company or any of its Subsidiaries or any trustee of the Company or any of its Subsidiaries relating to any employee, contingent worker, director, employment agreement or Employee Plan (other than routine claims for benefits) or Employment-Related Laws. To the Knowledge of the Company, there are no material pending or threatened or reasonably anticipated claims or actions against the Company, any trustee or any trustee of any Subsidiary of the Company under any workers’ compensation policy or long-term disability policy. The Company is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state or local agency or Governmental Authority with respect to employment practices.

(l)The Company has no material liability with respect to any misclassification, since its incorporation, of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a plant closing or mass layoff required by the WARN Act (nor has the Company or any of its Subsidiaries been under any requirement or obligation to issue any such notification), or incurred any liability or obligation under the WARN Act that remains unsatisfied.

(m)To the Company’s Knowledge, there has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, by or with respect to any Company Associates. No event has occurred within the past six months, and no condition or circumstance exists, that, to the Company’s Knowledge, might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(n)Neither the Company nor any of its Subsidiaries is, nor has the Company nor any of its Subsidiaries been, engaged in any material unfair labor practice within the meaning of the National Labor Relations Act. There is no material Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any current or former employee of the Company or any of its Subsidiaries including charges of unfair labor practices or discrimination complaints.

(o)There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees or other service providers for any income or excise taxes paid pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.

(p)Neither the Company nor any of its Subsidiaries is a party to any Contract that as a result of the execution and delivery of this Agreement, the stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company or any of its Subsidiaries.

3.18    Environmental Matters. The Company has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. The Company has not received any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company has received any written notice or other communication relating to property owned or leased at any time by the Company, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance with or violated any Environmental Law relating to such property and (ii) the Company has no material liability under any Environmental Law. The Company has made available all environmental site assessments, environmental audits and other material environmental documents in the Company’s possession or control relating to the Company, including the Company’s business and current or former facilities.

3.19    Insurance. The Company has delivered to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

3.20    No Financial Advisors. Except as set forth on Section 3.20 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

3.21    Transactions with Affiliates. Section 3.21 of the Company Disclosure Letter describes any material transactions or relationships between, on one hand, the Company and, on the other hand, any (a) executive officer or director of the Company or any of such executive officer’s or director’s immediate family members, (b) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.22    Privacy and Data Security. The Company is and has at all times been in compliance with all applicable Privacy Laws and the applicable terms of any Company Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal

Information (including any such information of individuals, clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists that interact with the Company in connection with the operation of the Company’s business), except, in each case, for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the Company (a) has implemented and maintains reasonable written policies and procedures that materially comply with applicable Privacy Laws and are designed to protect the privacy and security of Personal Information (the “Privacy Policies”) and (b) has complied with such Privacy Policies, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no Legal Proceeding has been asserted or threatened against the Company by any Person alleging a violation of Privacy Laws, Privacy Policies, or the applicable terms of any Company Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information. To the Knowledge of the Company, there have been no data security incidents or data breaches or other adverse events or incidents that have resulted in any unauthorized access, use, disclosure, modification or destruction of, Personal Information or other data in the possession or control of the Company or any service provider acting on behalf of the Company, in each case, where such incident, breach or event resulted in a notification obligation to any Person under applicable Law or pursuant to the terms of any Company Contract. To the Knowledge of the Company, the Company is not a “covered entity” or a “business associate” as those terms are defined under the Health Insurance Portability and Accountability Act, as amended.

3.23    Trade Control Laws. Since the Company’s incorporation, the Company and its Subsidiaries have been in material compliance with all applicable anti-corruption, import, export control, and economic and trade sanctions laws, regulations, statutes, and orders, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Export Administration Regulations, the International Traffic in Arms Regulations, and the regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (the “Trade Laws”) and have obtained, or are otherwise qualified to rely upon, all material import and export licenses, consents, notices, waivers, approvals, orders, authorizations, registrations, declarations or other authorizations from, and made any filings with, any Governmental Authority required for (a) the import, export, and reexport of products, services, software and technologies and (b) releases of technologies and software to foreign nationals (the “Trade Approvals”). There are no pending or threatened claims against the Company or its Subsidiaries, nor any actions, conditions, facts, or circumstances that would reasonably be expected to give rise to any material future claims with respect to the Trade Laws or Trade Approvals.

3.24    Ownership of Parent Capital Stock. None of the Company, their directors or, to the Knowledge of the Company, any of its officers, Affiliates, or employees of the Company or any of its controlled Affiliates (a) has owned any shares of Parent’s capital stock; or (b) has been an “interested stockholder” (as defined in Section 203 of the DGCL) of Parent, in each case during the three years prior to the date hereof.

3.25    No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Parent nor any other person on behalf of Parent makes any express or implied representation or warranty with respect to Parent or with respect to any other information provided to the Company, any of its stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Parent set forth in Section 4 (in each case as qualified and limited by the Parent Disclosure Letter)) none of the Company, or any of its Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 4.Representations and Warranties of Parent and Merger Sub.

Except (i) as set forth in the written disclosure document delivered by Parent to the Company (the “Parent Disclosure Letter”) concurrently with the execution of this Agreement or (ii) as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Parent SEC Documents shall be deemed to be disclosed in a section of the Parent Disclosure Letter only to the extent that is readily apparent from a reading of such Parent SEC Documents that is applicable to such section or subsection of the Parent Disclosure Letter, Parent and Merger Sub represent and warrant to the Company as follows:

4.1    Due Organization; Subsidiaries.

(a)Each of Parent and Merger Sub is a corporation duly incorporated or formed, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, as applicable, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation, Merger Sub have not engaged in any activities other than in connection with or as contemplated by this Agreement.
(b)Each of Parent and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.
(c)Parent has no Subsidiaries other than Merger Sub and except as set forth on Section 4.1(c) of the Parent Disclosure Letter, Parent does not own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Sub. Except as set forth on Section 4.1(c) of the Parent Disclosure Letter, Parent is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Parent has not agreed and is not obligated to make, nor is Parent bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Parent has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2    Organizational Documents. Parent has delivered to the Company accurate and complete copies of Parent’s Organizational Documents. Parent is not in breach or violation of its Organizational Documents in any material respect.

4.3    Authority; Binding Nature of Agreement. Parent and each Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions, subject to obtaining the Required Parent Stockholder Vote. The Parent Board has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Contemplated Transactions, and, if deemed necessary by Parent and the Company, the amendment to the certificate of incorporation of the Parent to (i) change the name of Parent to “Yarrow Bioscience, Inc.”, (ii) effect the Nasdaq Reverse Split and (iii) make such other changes as are mutually agreeable to Parent and the Company pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company and the accuracy of the representation in Section 3.23, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.4    Vote Required. The affirmative vote of a majority of the shares of Parent Common Stock properly cast is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve (a) the issuance of Parent Common Stock that represent (or are convertible into) more than twenty percent (20%) of the shares of Parent Common Stock outstanding immediately prior to the Effective Time to the Company stockholders in connection with the Contemplated Transactions and the change of control of Parent resulting from the Contemplated Transactions, in each case pursuant to the Nasdaq rules and (b) clause (ii) of the definition of “Parent Charter Amendment” (collectively, the “Required Parent Stockholder Vote”).

4.5    Non-Contravention; Consents.

(a)Subject to obtaining the Required Parent Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, and assuming the accuracy of the representation in Section 3.23, neither (x) the execution, delivery or performance of this

Agreement by Parent or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(i)contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or its Subsidiaries;
(ii)contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Parent or its Subsidiaries or any of the assets owned or used by Parent or its Subsidiaries, is subject;
(iii)contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or its Subsidiaries or that otherwise relates to the business of Parent, or any of the assets owned, leased or used by Parent;
(iv)contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Parent Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Parent Material Contract, (C) accelerate the maturity or performance of any Parent Material Contract or (D) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or
(v)result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent or its Subsidiaries (except for Permitted Encumbrances).
(b)Except for (i) any Consent set forth on Section 4.5(a) of the Parent Disclosure Letter under any Parent Contract, (ii) the Required Parent Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, and assuming the accuracy of the representation in Section 3.23, neither Parent nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.
(c)Assuming the accuracy of the representation in Section 3.23, the Parent Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

4.6    Capitalization.

(a)The authorized capital stock of Parent consists of (i) 150,000,000 shares of Parent Common Stock of which 31,772,904 shares have been issued and are outstanding as of September 30, 2025 (the “Capitalization Date”) and (ii) 20,000,000 shares of Parent Preferred Stock, par value $0.0001 per share, of which none have been designated and none are issued and outstanding as of the Capitalization Date. Parent does not hold any shares of its capital stock in its treasury.
(b)All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than Encumbrances set forth in the Organizational Documents or under applicable securities Laws. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent. Except as contemplated herein, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Parent is not under any obligation, nor is Parent bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities. Section 4.6(b) of the Parent Disclosure Letter accurately and completely describes all repurchase rights held by Parent with respect to shares of Parent Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.
(c)Except for Parent’s 2019 Employee Share Purchase Plan, 2023 Equity Incentive Plan and 2024 Inducement Plan (each as amended from time to time, collectively, the “Parent Stock Plans”) and except as set forth on Section 4.6(c) of the Parent Disclosure Letter, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the Capitalization Date, Parent has 3,833,766 shares of Parent Common Stock reserved for future issuance under the Parent Stock Plans. As of the Capitalization Date, Parent has 3,762,840 shares of Parent Common Stock reserved for future issuance under the 2023 Equity Incentive Plan and 2024 Inducement Plan (each as amended from time to time, collectively, the “Parent Equity Plans”), of which 3,466,540 shares have been reserved for issuance upon exercise or settlement of Parent Options and Parent Restricted Stock Units, as applicable, granted under the Parent Equity Plans, and of which 296,300 shares remain available for future issuance pursuant to the Parent Equity Plans. As of the Capitalization Date, Parent has 70,926 shares of Parent Common Stock reserved for future issuance pursuant to Parent’s 2019 Employee Share Purchase Plan. Section 4.6(c) of the Parent Disclosure Letter sets forth the following information with respect to each Parent Option outstanding as of the Capitalization Date, as applicable: (i) the name of the holder, (ii) the number of shares of Parent Common Stock subject to such Parent Option and Parent Restricted Stock Units as of the Capitalization Date, (iii) the exercise price of such Parent Option, (iv) the date on which such Parent Option or Parent Restricted Stock Unit was granted, (v) the applicable vesting schedule, including any acceleration provisions, (vi) the date on which such Parent Option expires, (vii) whether such Parent Option is intended to be an “incentive stock option” (as defined in the Code) or a nonqualified stock option and (viii) in the case of a Parent Option, the plan pursuant to which such Parent Option was granted. Parent has made available to the Company accurate and complete copies of equity incentive plans pursuant to which Parent has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Parent Stock Plans and any amendments thereto.
(d)Except for the outstanding Parent Options and Parent Restricted Stock Units, or as set forth on Section 4.6(d) of the Parent Disclosure Letter, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent.
(e)All outstanding shares of Parent Common Stock, Parent Options and Parent Restricted Stock Units, and other securities of Parent have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.
(f)With respect to Parent Options and Parent Restricted Stock Units granted pursuant to the Parent Stock Plans, (i) each grant of a Parent Option or Parent Restricted Stock Unit was duly authorized no later than the date on which the grant of such Parent Option and Parent Restricted Stock Unit was by its terms to be effective (the “Parent Grant Date”) by all necessary corporate action, including, as applicable, approval by the Parent Board (or a duly constituted and authorized committee thereof) or duly authorized officer and any required stockholder approval by the necessary number of votes or written consents, (ii) each Parent Option and Parent Restricted Stock Unit grant was made in accordance with the terms of the Parent Stock Plan pursuant to which it was granted and all other applicable Law and regulatory rules or requirements, and (iii) the per share exercise price of each Parent Option was not less than the fair market value of a share of Parent Common Stock on the applicable Parent Grant Date.

4.7    SEC Filings; Financial Statements.

(a)Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act (the “Parent SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(b)The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.
(c)Parent’s auditor has at all times since its engagement by Parent as Parent’s auditor been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Parent, “independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l)of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.
(d)Except as set forth on Section 4.7(d) of the Parent Disclosure Letter, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq. Parent has not disclosed any unresolved comments in the Parent SEC Documents.
(e)There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.
(f)Parent is in compliance in all material respects with the applicable provisions of the Sarbanes- Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of Nasdaq.
(g)Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Parent maintains records that in reasonable detail accurately and fairly reflect Parent’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with the authorization policy and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed to Parent’s auditors and the Audit Committee of the Parent Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Parent SEC Documents filed prior to the date hereof, Parent’s internal control over financial reporting is effective at the reasonable assurance level and Parent has not identified any material weaknesses in the design or operation of Parent’s internal control over financial reporting.
(h)Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and nonfinancial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Certifications and such disclosure controls and procedures are effective. Parent has carried out evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

4.8    Absence of Changes. Except as set forth on Section 4.8 of the Parent Disclosure Letter, between September 30, 2025 and the date of this Agreement, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Parent Material Adverse Effect or (b) action, event or occurrence that would have required consent of the Company pursuant to Section 5.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9    Absence of Undisclosed Liabilities. Since September 30, 2025, neither Parent nor any of its Subsidiaries has any Liability except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Parent or its Subsidiaries since the date of the Parent Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities for performance of obligations of Parent or any of its Subsidiaries under Parent Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions or any Parent Legacy Transaction, and (e) Liabilities described in Section 4.9 of the Parent Disclosure Letter.

4.10    Title to Assets. Each of Parent and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Parent Balance Sheet and (b) all other tangible assets reflected in the books and records of Parent as being owned by Parent. All of such assets are owned or, in the case of leased assets, leased by Parent or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11    Real Property; Leasehold. Neither Parent nor any of its Subsidiaries owns or has ever owned any real property, nor is Parent party to any agreement to purchase or sell any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder by Parent or its Subsidiaries or, to Parent’s Knowledge, the other party thereto.

4.12    Intellectual Property.

(a)Section 4.12(a) of the Parent Disclosure Letter is an accurate, true and complete listing of all Parent Registered IP.
(b)Section 4.12(b) of the Parent Disclosure Letter accurately identifies (i) all Parent Contracts pursuant to which any Parent IP Rights are licensed to Parent (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Parent products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of services, equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Parent and its employees in Parent’s standard form thereof) and (ii) whether the license or licenses granted to Parent are exclusive or nonexclusive.
(c)Section 4.12(c) of the Parent Disclosure Letter accurately identifies each Parent Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Parent IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Parent IP Rights nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Parent’s benefit).
(d)Neither Parent nor any of its Subsidiaries is bound by, and no Parent IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Parent or any of its Subsidiaries to use, exploit, assert, or enforce any Parent IP Rights anywhere in the world.
(e)Parent or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Parent IP Rights (other than (i) Parent IP Rights licensed to Parent, or co-owned rights each as identified in Section 4.12(e) of the Parent Disclosure Letter, (ii) any non-customized software that (A) is licensed to Parent solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing or distribution of, any of Parent or its Subsidiaries’ products or services and (iii) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:
(i)All documents and instruments necessary to register or apply for or renew registration of Parent Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.
(ii)Each Person who is or was an employee or contractor of Parent or any of its Subsidiaries and who is or was involved in the creation or development of any Intellectual Property for Parent or any of its Subsidiaries has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to Parent or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Parent and its Subsidiaries.
(iii)To the Knowledge of Parent, no current or former stockholder, officer, director or employee of Parent or any of its Subsidiaries has any claim, right (whether currently exercisable, or exercisable in the future), or interest to or in any Parent IP Rights purported to be owned by Parent. To the Knowledge of Parent, no employee of Parent or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Parent or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Parent IP Rights purported to be owned by Parent or such Subsidiary or confidentiality provisions protecting trade secrets and confidential information comprising Parent IP Rights purported to be owned by Parent or such Subsidiary.
(iv)No funding, facilities or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Parent IP Rights in which Parent or any of its Subsidiaries has an ownership interest.
(v)Parent and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Parent or such Subsidiary holds, or purports to hold, as confidential or a trade secret.
(vi)Parent or any of its Subsidiaries has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Parent IP Rights to any other Person.
(f)Parent has delivered, or made available to the Company, a complete and accurate copy of all material Parent IP Rights Agreements.
(g)The manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Parent does not violate any license or agreement between Parent or its Subsidiaries and any third party in any material respect, and, to the Knowledge of Parent, does not infringe or misappropriate any valid and issued Patent right or other Intellectual Property of any other Person, which infringement or misappropriation would reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, no third party is infringing upon any Patents owned by Parent within the Parent IP Rights, or violating any Parent IP Rights Agreement.
(h)As of the date of this Agreement, Parent is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Parent IP Rights. Parent has not received any written notice asserting that any Parent Registered IP or the proposed use, sale, offer for sale, license or disposition of any products, methods or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Parent or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.
(i)To the Knowledge of Parent, no trademark (whether registered or unregistered) or trade name owned, used or applied for by Parent conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used or applied for by any other Person except as would not have a Parent Material Adverse Effect. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Parent has or purports to have an ownership interest has been impaired as determined by Parent in accordance with GAAP (in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Balance Sheet).
(j)Except as may be set forth in the Contracts listed on Section 4.12(b), 4.12(c) or 4.12(k) of the Parent Disclosure Letter or as contained in “off-the-shelf” license agreements entered into in the Ordinary Course of Business by Parent, (i) Parent is not bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation or similar claim which is material to Parent taken as a whole and (ii) Parent has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.
(k)Neither Parent nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Parent IP Rights, result in breach of, default under or termination of such Contract with respect to any Parent IP Rights, or impair the right of Parent or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Parent IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

4.13    Agreements, Contracts and Commitments.

(a)Section 4.13 of the Parent Disclosure Letter identifies each Parent Contract that is in effect as of the date of this Agreement (each, an “Parent Material Contract” and collectively, the “Parent Material Contracts”):
(i)each Parent Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;
(ii)each Parent Contract requiring payments by Parent after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Parent Associate providing employment related, consulting or independent contractor services, not terminable by Parent on thirty (30) calendar days’ or less notice without liability;
(iii) each Parent Contract relating to any agreement or plan, including any option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;
(iv) each Parent Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(v) each Parent Contract containing (A) any covenant limiting the freedom of Parent or any of its Subsidiaries to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Parent’s products or services (B) any most- favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;
(vi) each Parent Contract (A) pursuant to which any Person granted Parent an exclusive license under any Intellectual Property, or (B) pursuant to which Parent granted any Person an exclusive license under any Parent IP Rights;

(vii) each Parent Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent, any of its Subsidiaries, or of a product;
(viii)each Parent Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;
(ix) each Parent Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000 after the date of this Agreement;
(x) each Parent Contract entered into in settlement of any Legal Proceeding or other dispute pursuant to which Parent or any of its Subsidiaries has outstanding obligations to pay consideration in excess of $100,000;
(xi) each Parent Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of Parent or any loans or debt obligations with officers or directors of Parent;
(xii) each Parent Contract requiring payment by or to Parent after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Parent, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Parent or such Subsidiary or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Parent or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Parent or any of its Subsidiaries, in each case, except for Parent Contracts entered into in the Ordinary Course of Business;
(xiii)each Parent Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Parent in connection with the Contemplated Transactions and requiring payments by Parent after the date in this Agreement in excess of $100,000 pursuant to its express terms;
(xiv)each Parent Contract to which Parent or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound (other than Parent Real Estate Leases), which involves annual obligations of payment by, or annual payments to, Parent or such Subsidiary in excess of $100,000;
(xv)       any Parent Real Estate Lease;
(xvi)a Contract disclosed in or required to be disclosed in Section 4.12(b) or Section 4.12(c) of the Parent Disclosure Letter; or
(xvii)any other Parent Contract (other than Parent Real Estate Leases) that is not terminable at will (with no penalty or payment) by Parent or any of its Subsidiaries, and (A) which involves payment or receipt by Parent or such Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate or (B) that is material to the business or operations of Parent and its Subsidiaries taken as a whole.
(b)Parent has delivered or made available to the Company accurate and complete copies of all Parent Material Contracts, including all amendments thereto. There are no Parent Material Contracts that are not in written form. Parent has not nor, to Parent’s Knowledge as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such a manner, and, if such Parent Material Contract provides for a cure period, Parent or such other party fails to have cured such breach, violation or default, so that any other party or Parent, as the case may be, is permitted to modify, cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Parent Material Adverse Effect. As to Parent and its Subsidiaries, as of the date of this Agreement, each

Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

4.14    Compliance; Permits; Restrictions.

(a)Parent and each of its Subsidiaries is, and since January 1, 2024, has been in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order or other action by any Governmental Authority is pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries. There is no agreement or Order binding upon Parent or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of material property by Parent or any of its Subsidiaries or the conduct of business by Parent or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)Except for matters regarding the FDA or other Drug/Device Regulatory Agency, each of Parent and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Parent and Merger Sub as currently conducted (collectively, the “Parent Permits”). Section 4.14(b) of the Parent Disclosure Letter identifies each Parent Permit. Each of Parent and its Subsidiaries is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, substantially limit, suspend or materially modify any Parent Permit. The rights and benefits of each Parent Permit, if any, will be available to Parent and Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Parent and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c)There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened with respect to an alleged violation by Parent or any of its Subsidiaries of the FDCA, PHSA, FDA regulations adopted thereunder, the Controlled Substances Act or any other similar Law promulgated by a Drug/ Device Regulatory Agency.

(d)Each of Parent and its Subsidiaries holds all required Governmental Authorizations issuable by any Drug/Device Regulatory Agency necessary for the conduct of the business of Parent and Merger Sub as currently conducted, and, as applicable, the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “Parent Product Candidates”) (the “Parent Regulatory Permits”) and no such Parent Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner other than immaterial adverse modifications. Section 4.14(d) of the Parent Disclosure Letter identifies each Parent Regulatory Permit. Parent has timely maintained and is in compliance in all material respects with the Parent Regulatory Permits and neither Parent nor or any of its Subsidiaries has, since January 1, 2024, received any written notice or correspondence or, to the Knowledge of Parent, other communication from any Drug/Device Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Parent Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Parent Regulatory Permit. Parent has made available to the Company all information requested by the Company in Parent’s or its Subsidiaries’ possession or control relating to material Parent Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Parent Product Candidates, including, but not limited to, complete copies of the following (to the extent there are any): (x) adverse event reports; pre-clinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug/Device Regulatory Agency; and meeting minutes with any Drug/Device Regulatory Agency and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information are accurate and complete in all material respects.

(e)All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent or its Subsidiaries, in which Parent or its Subsidiaries or their respective product candidates, including the Parent Product Candidates, have participated were, since January 1, 2024, and, if still pending, are being conducted in accordance in all material respects with standard medical and scientific research procedures, and in compliance in all material respects with the applicable regulations of the Drug/Device Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 11, 50, 54, 56, 58, 312 and 812. Since January 1, 2024, neither Parent nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug/Device Regulatory Agency requiring or, to the Knowledge of Parent, any action to place a clinical hold order on, or otherwise terminate, delay or suspend any clinical studies conducted by or on behalf of, or sponsored by, Parent or any of its Subsidiaries or in which Parent or any of its Subsidiaries or its current product candidates, including the Parent Product Candidates, have participated. Further, no clinical investigator, researcher or clinical staff participating in any clinical study conducted by or, to the Knowledge of Parent, on behalf of Parent or any of its Subsidiaries has been disqualified from participating in studies involving the Parent Product Candidates, and to the Knowledge of Parent, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.

(f)Neither Parent nor any of its Subsidiaries and, to the Knowledge of Parent, any contract manufacturer with respect to any Parent Product Candidate is the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or by any other Drug/ Device Regulatory Agency under a comparable policy. Neither Parent nor any of its Subsidiaries and, to the Knowledge of Parent, any contract manufacturer, nor their respective officers, employees or agents, with respect to any Parent Product Candidate has committed any acts, made any statement or failed to make any statement, in each case in respect of its business or products that would violate FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Parent, any of its Subsidiaries, and to the Knowledge of Parent, any contract manufacturer with respect to any Parent Product Candidate, or any of their respective officers, employees or agents is currently or has been debarred, convicted of any crime or is engaging or has engaged in any conduct that could result in a material debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of Parent, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Parent, any of its Subsidiaries, and to the Knowledge of the Parent, any contract manufacturer with respect to any Parent Product Candidate, or any of its officers, employees or agents.

(g)All manufacturing operations conducted by, or to the Knowledge of Parent, for the benefit of, Parent or its Subsidiaries in connection with any Parent Product Candidate, since January 1, 2024, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210 and 211, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h)None of Parent, any of its Subsidiaries, and to the Knowledge of Parent, any manufacturing site of a contract manufacturer or laboratory, with respect to any Parent Product Candidate, (i) is subject to a Drug/Device Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter or similar correspondence or notice from the FDA or other Drug/Device Regulatory Agency alleging or asserting noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Drug/Device Regulatory Agency, and, to the Knowledge of Parent, neither the FDA nor any other Drug/Device Regulatory Agency is considering such action.

4.15    Legal Proceedings; Orders.

(a)There is no pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Parent or any of its Subsidiaries or any Parent Associate (in his or her capacity as such) or any of the material assets owned or used by Parent or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)There is no Order to which Parent or any of its Subsidiaries, or any of the material assets owned or used by Parent or any of its Subsidiaries is subject. To the Knowledge of Parent, no officer or other Parent Key Employee or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing in any conduct, activity or practice relating to the business of Parent or any of its Subsidiaries or any material assets owned or used by Parent or any of its Subsidiaries.

4.16    Tax Matters.

(a)Each of Parent and each of its Subsidiaries has timely filed (or caused to be timely filed) all income Tax Returns and all other material Tax Returns required to be filed by it under applicable Law (taking into account any applicable extensions). All such Tax Returns were true, correct and complete in all material respects. Subject to exceptions as would not be material, no written claim has been made by a Governmental Authority in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that Parent or any of its Subsidiaries is subject to taxation by that jurisdiction.

(b)All material amounts of Taxes due and owing by Parent or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid (taking into account any applicable extensions).

(c)Each of Parent and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d)There are no Encumbrances for a material amount of Taxes (other Encumbrances described in clause (a) of the definition of “Permitted Encumbrances”) upon any of the assets of Parent or any of its Subsidiaries.

(e)No deficiencies for a material amount of Taxes with respect to Parent or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any liability in respect of Taxes of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has granted a waiver of any statute of limitations in respect of a material amount of Taxes or an extension of time with respect to a material Tax assessment or deficiency that, in each case, is currently in effect, other than waivers resulting from automatically granted extensions of time to file Tax Returns.

(f)Neither Parent nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than Ordinary Course Agreements.

(g)Neither Parent nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Parent). Neither Parent nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Parent or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(h)Neither Parent nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i)Neither Parent nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(j)Neither Parent nor any of its Subsidiaries is aware of any facts or circumstances or has taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Intended Tax Treatment.

4.17    Employee and Labor Matters; Benefit Plans.

(a)The Parent has made available to Company a list setting forth, for each Parent Associate who is an employee of Parent or any of its Subsidiaries, such employee’s name, employer, title, hire date, location, whether full- or part-time, whether active or on leave (and, if on leave, the expected return), whether exempt from the Fair Labor Standards Act and applicable state law, annual salary (or if hourly, hourly rate), most recent annual bonus received and current annual bonus opportunity. The Parent has made available to Company a list setting forth, for each Parent Associate who is an individual independent contractor engaged by Parent or any of its Subsidiaries, such contractor’s name, duties and rate of compensation.

(b)The employment of Parent’s employees is terminable by Parent at will. Parent has made available to the Company accurate and complete copies of all employee manuals and handbooks, to the extent currently effective and material.

(c)Parent is not a party to, bound by the terms of, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent.

(d)Section 4.17(d) of the Parent Disclosure Letter lists all Parent Employee Plans (other than employment arrangements which are terminable “at will” without any contractual obligation on the part of Parent or any of its Subsidiaries to make any severance, termination, change in control or similar payment and that are substantively identical to the employment arrangements made available to the Company).

(e)Each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of Parent, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Parent Employee Plan or the exempt status of any related trust.

(f)Each Parent Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms all applicable Law, including, without limitation, the Code, ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Parent, threatened with respect to any Parent Employee Plan. All payments and/or contributions required to have been made with respect to all Parent Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Parent Employee Plan and applicable Law.

(g)Neither Parent nor any of its ERISA Affiliates maintains, contributes to or is required to contribute to, or has, in the past six (6) years, maintained, contributed to or been required to contribute to (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither Parent nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA.

(h)No Parent Employee Plan provides for, and neither Parent nor any of its Subsidiaries has promised to provide any, medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) continuation coverage through the end of the month in which such termination or retirement occurs. Parent does not sponsor or maintain any self-funded medical or long-term disability benefit plan.

(i)No Parent Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(j)Each Parent Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Parent 409A Plan”) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. No payment to be made under any Parent 409A Plan is or, when made in accordance with the terms of the Parent 409A Plan, will be subject to the penalties of Section 409A(a)(1) of the Code.

(k)Parent is in material compliance with all Employment-Related Laws and in each case, with respect to the employees of Parent: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material amounts of arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no material Legal Proceedings, claims, labor disputes or organizing activities, or grievances pending or, to the Knowledge of Parent, threatened or reasonably anticipated against or involving Parent or any trustee of Parent relating to any employee, contingent worker, director, employment agreement or Parent Employee Plan (other than routine claims for benefits) or Employment-Related Laws. To the Knowledge of Parent, there are no material pending or threatened or reasonably anticipated claims or actions against Parent, any Parent trustee or any trustee of any Subsidiary of Parent under any workers’ compensation policy or long-term disability policy. Parent is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state or local agency or Governmental Authority with respect to employment practices.

(l)Parent has no material liability with respect to any misclassification within the past three (3) years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Parent has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a plant closing or mass layoff required by the WARN Act (nor has Parent been under any requirement or obligation to issue any such notification), or incurred any liability or obligation under the WARN Act that remains unsatisfied.

(m)To the Knowledge of Parent, there has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, with respect to any Parent Associate. No event has occurred within the past six months, and no condition or circumstance exists, that, to the Knowledge of Parent, might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(n)Parent is not, nor has Parent been, engaged in any material unfair labor practice within the meaning of the National Labor Relations Act. There is no material Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Parent, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any current or former employee of Parent, including charges of unfair labor practices or discrimination complaints.

(o)There is no contract, agreement, plan or arrangement to which Parent or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees or other service providers for any income or excise taxes paid pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.

(p)Neither Parent nor any of its Subsidiaries is a party to any Contract that as a result of the execution and delivery of this Agreement, the stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) (i) result in the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of Parent or any of its Subsidiaries.

4.18    Environmental Matters. Since January 1, 2024, Parent and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received since January 1, 2024, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Parent or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Parent, there are no circumstances that may prevent or interfere with Parent’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent: (i) no current or prior owner of any property leased or controlled by Parent or any of its Subsidiaries has received since January 1, 2024, any written notice or other communication relating to property owned or leased at any time by Parent or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Parent or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Parent nor any of its Subsidiaries has any material liability under any Environmental Law. Parent has made available all environmental site assessments, environmental audits and other material environmental documents in the Parent’s possession or control relating to the Parent and its Subsidiaries, including the Parent’s and its Subsidiaries’ business and current or former facilities.

4.19    Insurance. Parent has delivered to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent and its Subsidiaries (including Merger Sub). Each of such insurance policies is in full force and effect and Parent and its Subsidiaries (including Merger Sub) are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2024, neither Parent nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Parent and its Subsidiaries (including Merger Sub) has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Parent or such Subsidiary for which Parent or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent or any of its Subsidiaries of its intent to do so.

4.20    Transactions with Affiliates. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since the date of Parent’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 4.20 of the Parent Disclosure Letter identifies each Person who is (or who may be deemed to be) an Affiliate of Parent as of the date of this Agreement.

4.21    No Financial Advisors. Except as set forth on Section 4.21 of the Parent Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent.

4.22    Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable. The Parent Common Stock issuable upon exercise of any Assumed Warrant has been duly reserved for issuance, and upon issuance in accordance with the terms of the applicable Assumed Warrant, will be validly issued, fully paid and nonassessable.

4.23    Privacy and Data Security. Parent and its Subsidiaries are and since January 1, 2024, have been in compliance with all applicable Privacy Laws and the applicable terms of any Parent Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information (including any such information of individuals, clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists that interact with Parent or any of its Subsidiaries in connection with the operation of Parent’s and its Subsidiaries’ business), except, in each case, for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, Parent (i) has implemented and maintains reasonable Privacy Policies that materially comply with applicable Privacy Laws and are designed to protect the privacy and security of Personal Information and (ii) has complied with such Privacy Policies, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no Legal Proceeding has been asserted or threatened against Parent by any Person alleging a violation of Privacy Laws, Privacy Policies, or the applicable terms of any Parent Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information. To the Knowledge of Parent, there have been no data security incidents or data breaches, or other adverse events or incidents that have resulted in any unauthorized access, use, disclosure, modification or destruction of, Personal Information or other data in the possession or control of Parent or any service provider acting on behalf of Parent, in each case, where such incident, breach, or event has resulted in a notification obligation to any Person under applicable Law or pursuant to the terms of any Parent Contract. To the Knowledge of Parent, Parent is not a “covered entity” or a “business associate” as those terms are defined under the Health Insurance Portability and Accountability Act, as amended.

4.24    Trade Control Laws. Since January 1, 2020, Parent and its Subsidiaries have been in material compliance with all applicable Trade Laws and have obtained, or are otherwise qualified to rely upon, all material Trade Approvals. There are no pending or threatened claims against the Parent or its Subsidiaries, nor any actions, conditions, facts or circumstances that would reasonably be expected to give rise to any material future claims with respect to the Trade Laws or Trade Approvals.

4.25    No Other Representations or Warranties. Parent hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Parent, Merger Sub or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Section 3 (in each case as qualified and limited by the Company Disclosure Letter)) none of Parent, Merger Sub nor any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 5.Certain Covenants of the Parties.

5.1    Operation of Parent’s Business.

(a)Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(a) of the Parent Disclosure Letter, (iii) as required by applicable Law, or (iv) unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10 and the Effective Time (the “Pre-Closing Period”), Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (x) conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Parent Material Contracts and (y) continue to pay material outstanding accounts payable and other material current Liabilities (including payroll) when due and payable.

(b)Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(b) of the Parent Disclosure Letter, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of Subsidiaries to, do any of the following:

(i)    declare, accrue, set aside or pay any dividend (other than the Parent Pre-Closing Dividend) or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities, (except for shares of Parent Common Stock from terminated employees, directors or consultants of Parent);

(ii)    except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii)   sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Parent Common Stock issued upon the valid exercise or settlement of outstanding Parent Options or Parent Restricted Stock Units, as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iv)   form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v)   (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $25,000;

(vi)     (A) adopt, establish or enter into any Parent Employee Plan, including, for the avoidance of doubt, any equity awards plans, (B) cause or permit any Parent Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of compliance with Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any Parent Employee Plan disclosed to the Company), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or consultants, (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants, or (E) hire any officer, employee or consultant;

(vii)     acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties;

(viii)    sell, assign, transfer, license, sublicense or otherwise dispose of any material Parent IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business or pursuant to the consummation of any Parent Legacy Transaction);

(ix)     other than in the Ordinary Course of Business: (A) make, change or revoke any material Tax election; (B) file any amended income or other material Tax Return; (C) adopt or change any material accounting method in respect of Taxes; (D) enter into any material Tax closing agreement, settle any material Tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment; or (F) surrender any material claim for refund;

(x)     waive, settle or compromise any pending or threatened Legal Proceeding against Parent or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Parent or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Parent or any of its Subsidiaries;

(xi)    forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xii)   terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xiii)  (A) materially change pricing or royalties or other payments set or charged by Parent or any of Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Parent or any of Subsidiaries;

(xiv)   enter into, amend in a manner adverse to Parent or terminate any Parent Material Contract outside of the Ordinary Course of Business; or

(xv)   agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(c)Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 5.1), Parent may:

(i)engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or winding down of the Parent Legacy Business (including terminating its Parent Real Estate Leases and other Parent Contracts) (each, a “Parent Legacy Transaction”); provided, however, that to the extent any Parent Legacy Transaction results in material obligations of Parent that will extend beyond Closing (other than the right of Parent to receive proceeds as a result of such Parent Legacy Transaction), such terms shall be reasonably acceptable to the Company and any such post-Closing obligations shall be a reduction to Parent Net Cash; and

(ii)   declare and pay a dividend on the shares of Parent Common Stock outstanding prior to the Effective Time (excluding for the avoidance of doubt any shares of Parent Common Stock issuable pursuant to the Contemplated Transactions) up to an amount, to be determined in accordance with Section 2.8, equal to the aggregate of Parent’s reasonable, good faith approximation of the amount by which Parent Net Cash will exceed $0 (excluding the proceeds of any Parent Legacy Transaction to the extent contingent or to be received following the Effective Time) (such dividend, the “Parent Pre-Closing Dividend” and such amount, the “Parent Pre-Closing Dividend Amount”).

5.2    Operation of the Company’s Business.

(a)Except (i) as expressly contemplated or permitted by this Agreement or the Subscription Agreement, (ii) as set forth in Section 5.2(a) of the Company Disclosure Letter, (iii) as required by applicable Law, (iv) with respect to any Interim Financing, which is expressly permitted, or (v) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.

(b)Except (i) as expressly contemplated or permitted by this Agreement or the Subscription Agreement, (ii) as set forth in Section 5.2(b) of the Company Disclosure Letter, (iii) as required by applicable Law, (iv) in connection with any Interim Financing, which is expressly permitted, or actions taken in the Ordinary Course of Business, or (v) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i)    declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock; or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii)    except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii)    sell, issue, grant, or authorize any of the foregoing actions with respect to more than 25% of the shares of Company Capital Stock outstanding as of the date of this Agreement: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options or Company Warrants), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;

(iv)    acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v)    (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities of others;

(vi)   sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties;

(vii)   sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses);

(viii)    waive, settle or compromise any pending or threatened Legal Proceeding against the Company, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of the Company or any equitable relief on, or the admission of wrongdoing by the Company;

(ix)    enter into, amend in a manner adverse to the Company or terminate any Company Material Contract; or

(x)    agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.3    Access and Investigation.

(a)Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary, and (d) make available to the other Party copies of any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions.

Any investigation conducted by either Parent or the Company pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b)Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

5.4    No Solicitation.

(a)Each of Parent and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize or permit any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry (other than to inform such Person of the existence of the provisions in this Section 5.4), (iv) approve, endorse or recommend any Acquisition Proposal, (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction or (vi) publicly propose to do any of the foregoing; provided, however, that, (x) any public disclosures made in compliance with Section 6.3(e) shall not constitute a violation of this Section 5.4 and (y) notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to the approval of this Agreement by a Party’s stockholders (i.e., the Required Company Stockholder Vote, in the case of the Company and its Subsidiaries, or the Required Parent Stockholder Vote in the case of Parent), such Party may furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) such Acquisition Proposal was not obtained or made as a direct or indirect result of a breach of this Agreement, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties under applicable Law, (C) at least two (2) Business Days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person, (D) such Party receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement.

(b)If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one (1) Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

(c)Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person within twenty-four (24) hours following the execution and delivery of this Agreement.

5.5    Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Parent, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director or officer of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 7, Section 8 or Section 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Letter or the Parent Disclosure Letter for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Section 7, Section 8 or Section 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 8.2 or Section 9.2, as applicable, unless such failure to provide such notice was made with such Party’s knowledge that such failure to provide notice would reasonably be expected to constitute a breach of this Section 5.5(a).

Section 6. Additional Agreements of the Parties.

6.1    Registration Statement, Proxy Statement.

(a)As promptly as practicable after the date of this Agreement, Parent, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which a proxy statement relating to the Parent Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Common Stock (including any Parent Common Stock issuable upon exercise of any Assumed Warrant) to be issued by virtue of the Contemplated Transactions, other than any shares of Parent Capital Stock which are not permitted to be registered on Form S-4 pursuant to applicable Law. Parent shall use commercially reasonable efforts to (i) cause the Registration Statement to comply with applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable, and (iii) respond promptly to any comments or requests of the SEC or its staff related to the Registration Statement. Parent shall use commercially reasonable efforts to take all actions required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Parent Capital Stock pursuant to the Contemplated Transactions (including any Parent Common Stock issuable upon exercise of any Assumed Warrant). Each of the Parties shall reasonably cooperate with the other Party and furnish all information concerning itself and its Affiliates, as applicable, to the other Parties that is required by law to be included in the Registration Statement as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. In furtherance and not in limitation of the foregoing, Parent shall use its reasonable best efforts to file the Form S-4 no later than 30 Business Days following the date hereof.

(b)Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) (i) will comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and the DGCL, and (ii) other than with respect to information supplied by or on behalf of the Company to Parent for inclusion in the Registration Statement, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company to Parent for inclusion in the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Party makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the other Party or any of its Representatives regarding such other Party or its Affiliates for inclusion therein.

(c)Parent shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If at any time before the Effective Time, (i) Parent, Merger Sub or the Company (A) become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the

Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in Parent filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to the Parent stockholders) or otherwise addressing such SEC request or comments and each Party and shall use their commercially reasonable efforts to cause any such amendment to become effective, if required. Parent shall promptly notify the Company if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Parent Capital Stock issuable in connection with the Contemplated Transactions (including any Parent Common Stock issuable upon exercise of any Assumed Warrant) for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(d)The Company shall reasonably cooperate with Parent and provide, and cause its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company that is required by Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement (collectively, the “Company Required S-4 Information”). Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Parent a consent letter of the Company’s independent accounting firm, dated no later than one (1) Business Day before the date on which the Registration Statement is filed with the SEC (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Parent may file the Registration Statement, or any amendment or supplement thereto, without the prior consent of the Company, provided that Parent has included the Company Required S-4 Information in the Registration Statement in substantially the same form as it was provided to Parent by the Company pursuant to this Section 6; provided, further, that if the prior consent of the Company is not obtained then, notwithstanding anything else herein, the Company makes no covenant or representation regarding the portion of such information supplied by or on behalf of the Company to Parent for inclusion in such Registration Statement that the Company reasonably identifies prior to such filing of the Registration Statement.

6.2    Company Stockholder Written Consent.

(a)Contemporaneously with the consummation of any Interim Financing or any sale of Company Capital Stock pursuant to any Interim Financing following the date of this Agreement, the Company shall obtain and deliver to Parent executed copies of the Company Stockholder Support Agreements from such Company stockholders collectively constituting the Required Company Stockholder Vote as of such date; provided that the Company shall not be obligated to obtain and deliver to Parent executed copies of Company Stockholder Support Agreements from Company stockholders that previously executed and provided to Parent a copy of the Company Stockholder Support Agreement. Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, the Company shall obtain the approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL (the “Company Stockholder Written Consents”). Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b)Reasonably promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent, if any. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the

Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law.

(c)    The Company agrees that, subject to Section 6.2(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 6.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

(d)    Notwithstanding anything to the contrary contained in Section 6.2(c), and subject to compliance with Section 5.4 and Section 6.2, if at any time prior to approval and adoption of this Agreement by the Required Company Stockholder Vote, (i) the Company receives a bona fide unsolicited written Acquisition Proposal that did not result from a breach of Section 5.4 and Section 6.2 and that the Company Board determines, following consultation with its outside legal counsel and financial advisor, to be a Superior Offer, or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent (A) known or reasonably foreseeable to the Company, the Company Board or any of its named executive officers as of the date of this Agreement and (B) related to (1) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof, (2) any events, developments or changes relating to Parent or Merger Sub, or (3) the fact, in and of itself, that the Company meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of the Company that occurs or arises after the date of this Agreement (a “Company Intervening Event”), the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Parent (collectively, a “Company Board Adverse Recommendation Change”) if, but only if, (x) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, during the Notice Period (as defined below), negotiated with Parent in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if, Parent has delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel and financial advisor, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (1) Parent receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four (4) Business Days in advance of the Company Board Adverse Recommendation Change (the “Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (2) during any Notice Period, Parent shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (3) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Parent with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions) or (y) in the case of a Company Intervening Event, the Company promptly notifies Parent, in writing, within the Notice Period before making a Company Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Company Intervening Event and that the Company Board intends to make a Company Board Adverse Recommendation Change, and the Company shall have given Parent two (2) Business Days thereafter to propose revisions to the terms of this Agreement or make other proposals so that such Intervening Event would no longer necessitate a Company Board Adverse Recommendation Change.

(e)    The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 6.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal or Acquisition Inquiry or Intervening Event, or by any Company Board Adverse Recommendation Change.

6.3   Parent Stockholder Meeting.

(a)Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock to consider and vote to approve (I) the issuance of Parent Common Stock that represent (or are convertible into) more than twenty percent (20%) of the shares of Parent Common Stock outstanding immediately prior to the Effective Time to the Company stockholders in connection with the Contemplated Transactions and the change of control of Parent resulting from the Contemplated Transactions, in each case pursuant to the Nasdaq rules and (II) clause (ii) of the definition of “Parent Charter Amendment” (collectively, the “Parent Stockholder Matters” and such meeting, the “Parent Stockholder Meeting”). The Parent Stockholder Meeting shall be held as promptly as practicable after the date that the Registration Statement is declared effective under the Securities Act, and in any event, no later than 45 days after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholder Meeting, or a date preceding the date on which the Parent Stockholder Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present, (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholder Meeting or (iii) that the failure to postpone or adjourn the Parent Stockholder Meeting would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholder Meeting as long as the date of the Parent Stockholder Meeting is not postponed or adjourned more than an aggregate of 45 days in connection with any postponements or adjournments.

(b)Parent agrees that (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.3(a) above and (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”).

(c)Notwithstanding anything to the contrary contained in Section 6.3(b), and subject to compliance with Section 5.4 and Section 6.3, the Parent Board may withhold, amend, withdraw or modify the Parent Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company (a “Parent Board Adverse Recommendation Change”) if, at any time prior to approval and adoption of this Agreement by the Required Parent Stockholder Vote, (i) Parent receives a bona fide written Acquisition Proposal that the Parent Board determines, following consultation with its outside legal counsel and financial advisor, to be a Superior Offer or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof, (B) the fact, in and of itself, that Parent meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, or (C) any Parent Legacy Transaction) that affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement (a “Parent Intervening Event”), if, but only if, (x) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (i) the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has, and has caused its financial advisors and outside legal counsel to, during the Parent Notice Period (as defined below), negotiated with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if, after the Company has delivered to Parent a written offer to alter the terms or conditions of this Agreement during the Parent Notice Period, the Parent Board shall have determined in good faith, based on the advice of its outside legal counsel and financial advisor, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (1) the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four (4) Business Days in advance of the Parent Board Adverse Recommendation Change (the “Parent Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (2) during any Parent Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Acquisition Proposal and Parent will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (3) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Parent’s stockholders would receive as a result of such potential Superior Offer), Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Parent Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(c) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended (it being understood that there may be multiple extensions) or (y) in the case of a Parent Intervening Event, Parent promptly notifies the Company, in writing, within the Parent Notice Period before making a Parent Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Parent Intervening Event and that the Parent Board intends to make a Parent Board Adverse Recommendation Change.

(d)Parent’s obligation to call, give notice of and hold the Parent Stockholder Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer, Acquisition Proposal or Acquisition Inquiry, or by any Parent Board Adverse Recommendation Change.

(e)Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Parent or the Parent Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Parent Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in Section 5.4; or (iv) making any disclosure that the Parent Board (or a committee thereof), after consultation with its outside legal counsel, has determined in good faith is required by applicable Law or by any listing or trading rules or regulations of Nasdaq; provided that, in the case of (iv), Parent shall provide the Company with a reasonable opportunity to review any such disclosure not less than two (2) Business Days prior to the making thereof (to the extent practicable) and shall consider in good faith any comments from the Company thereto.

6.4	Efforts; Regulatory Approvals.

(a)    The Parties shall use commercially reasonable efforts to obtain all regulatory approvals required by applicable Law to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b)    Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority. Without limiting the generality of the foregoing, the Parties shall prepare and file, if required, (a) the notification and report forms required to be filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and (b) any notification or other document required to be filed in connection with the Merger under any applicable foreign Law relating to antitrust or competition matters, no later than ten (10) Business Days after the date the Company and Parent receive notification (in writing or otherwise) from the Federal Trade Commission, the Department of Justice, any state attorney general, foreign antitrust or competition authority or other Governmental Authority that a filing is required in connection with antitrust or competition matters.

(c)    Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice (email being sufficient) of any litigation against Parent and/or its directors relating to this Agreement or the Contemplated Transactions

(“Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and keep the Company reasonably informed with respect to the status thereof. Parent will (i) give the Company the opportunity to participate in, but not control, the defense, settlement or prosecution of any Transaction Litigation (to the extent that the attorney- client privilege is not undermined or otherwise adversely affected; provided that Parent and the Company will use commercially reasonable efforts to find alternative solutions to not undermine or adversely affect the privilege such as entering into common interest agreements, joint defense agreements or similar agreements), (ii) consult with the Company with respect to the defense, settlement and prosecution of any Transaction Litigation and (iii) consider in good faith the Company’s advice with respect to such Transaction Litigation. Parent will obtain the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) prior to settling or satisfying any such claim.

6.5	Company Options; Company Warrants.

(a)    At the Effective Time, Parent shall assume each Company Stock Plan and each Company Option (including any Service Provider Grants), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be converted, at the Effective Time, into an option to purchase shares of Parent Common Stock (an “Assumed Option”), on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Company Option as of immediately prior to the Effective Time, except for administrative or ministerial changes as determined by the Company Board (or, following the Effective Time, the Parent Board or compensation committee). The number of shares of Parent Common Stock subject to each such Assumed Option shall be equal to (i) the number of shares of Company Common Stock subject to the respective Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Parent Common Stock, and such Assumed Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of the Company Common Stock otherwise purchasable pursuant to the respective Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided that in the case of any Company Option to which Section 421 of the Code applies as of immediately prior to the Effective Time (taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided further, that in the case of any Assumed Option to which Section 409A of the Code applies as of the Effective Time, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 409A of the Code in order to avoid the imposition of any additional taxes thereunder. The Company Board shall, prior to the Effective Time, take all actions necessary to effect the foregoing.

(b)    At the Effective Time, each Company Warrant (including any pre-funded Company Warrant issued pursuant to the Company Pre-Closing Financing or any Interim Financing), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to acquire shares of Company Capital Stock and shall be converted, at the Effective Time, into a warrant to purchase shares of Parent Common Stock (an “Assumed Warrant”), on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Assumed Warrant as of immediately prior to the Effective Time. The number of shares of Parent Common Stock subject to each such Assumed Warrant shall be equal to (i) the number of shares of the Company Common Stock subject to each Assumed Warrant immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio (rounded up to the next whole share of Parent Common Stock to the extent the aggregate amount of fractional shares of Parent Common Stock such holder of Assumed Warrants would otherwise be entitled to is equal to or exceeds 0.50, and otherwise rounded down), and such Assumed Warrant shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of the Company Common Stock otherwise purchasable pursuant to such Assumed Warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio.

6.6	Employee Benefits.

(a)    Parent shall comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Section 4.17(d) or contemplated by Section 5.1(b) of the Parent Disclosure Letter, subject to the provisions of such agreements. The parties acknowledge and agree that the Merger shall not constitute a “change in control” (or term of similar import) under any Company Employee Plan.

(b)    From and after the Effective Time, with respect to each benefit plan maintained by Parent or the Surviving Corporation that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA (each, a “Post-Closing Welfare Plan”) in which any current or former employee of Parent is or becomes eligible to participate (including under COBRA), Parent and the Surviving Corporation shall use commercially reasonable efforts to cause each such Post-Closing Welfare Plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Post-Closing Welfare Plan for such current or former Parent employee and his or her eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Parent Employee Plan in which such current or former Parent employee was a participant immediately prior to his or her commencement of participation in such Post-Closing Welfare Plan, and (ii) provide each such current or former Parent employee and his or her eligible dependents with credit for any co-payments and deductibles paid in the plan year that includes the Effective Time, and prior to the date that, such current or former Parent employee commences participation in such Post-Closing Welfare Plan in satisfying any applicable co-payment or deductible requirements under such Post-Closing Welfare Plan for the applicable plan year, to the extent that such expenses were recognized for such purposes under the comparable Parent Employee Plan.

(c)    Parent 401(k) Plan. Unless directed otherwise by the Company in writing no less than three (3) Business Days before the Closing Date, Parent shall have, at least one (1) Business Day prior to the Closing Date, (i) ceased contributions to, and adopted written resolutions (or taken other necessary and appropriate action(s)) to terminate any Parent Employee Plan that is intended to qualify under Section 401(a) of the Code with a cash or deferred arrangement described in Section 401(k) of the Code (collectively, the “401(k) Plans”) in compliance with such 401(k) Plan’s terms and the requirements of applicable Law, (ii) made all employee and employer contributions to the 401(k) Plans for all periods of service prior to the Closing Date, including such contributions that would have been made on behalf of 401(k) Plan participants had the Merger not occurred (regardless of any service or end-of-year employment requirements) but prorated for the portion of the plan year that ends on the Closing Date, and (iii) 100% vested all participants under the 401(k) Plans, with such termination, contributions and vesting effective no later than one (1) day prior to the Closing Date. Parent shall provide the Company copies of all such corporate actions or documentation related to the same at least three (3) Business Days before their adoption or approval for the Company’s reasonable review and comment.

(d)    Parent Options. As of immediately prior to the Effective Time, each Parent Option that is then outstanding but not then vested or exercisable shall become immediately vested and exercisable in full. At the Effective Time, each In the Money Parent Option that is then outstanding shall be canceled and the holder thereof shall be entitled to receive (i) an amount in cash without interest, less any applicable tax withholding, equal to the product obtained by multiplying (A) the excess of the Parent Closing Price over the exercise price per share of the Parent Common Stock underlying such Parent Option by (B) the number of shares of the Parent Common Stock underlying such Parent Option (such amount, the “Parent Stock Option Cash Consideration”). Parent shall cause the Surviving Corporation to pay the Parent Stock Option Cash Consideration, less applicable withholdings, at or within ten (10) Business Days after the Effective Time. At the Effective Time, each Out of the Money Parent Option shall be cancelled for no consideration. Prior to the Closing, the Parent Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide for the foregoing.

(e)    Parent Restricted Stock Units. As of immediately prior to the Effective Time, the Parent Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that (i) the vesting of each outstanding and unvested Parent Restricted Stock Unit shall be accelerated in full effective as of immediately prior to the Effective Time, contingent on the occurrence of the Closing and (ii) for each outstanding and unsettled Parent Restricted Stock Unit (including any Parent Restricted Stock Units accelerated under Section 6.6(e)(i) above) the holder thereof shall be entitled to receive, immediately prior to the Effective Time a number of shares of Parent Common Stock equal to the number of vested and unsettled shares underlying such Parent Restricted Stock Units. Notwithstanding anything herein to the contrary, the tax withholding obligations for each holder receiving shares of Parent Common Stock in accordance with the preceding sentence shall be satisfied by Parent withholding from issuance that number of shares of Parent Common Stock calculated by multiplying the legally-required withholding rate for such holder in connection with such issuance by the number of shares of Parent Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share and remitting such withholding in cash to the appropriate taxing authorities. Prior to the Closing, the Parent Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide for the foregoing.

6.7	Indemnification of Officers and Directors.

(a)    From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Parent or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Parent or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Corporation, jointly and severally, upon receipt by Parent or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Without otherwise limiting the D&O Indemnified Parties’ rights with regards to counsel, following the Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Cooley LLP or such other counsel selected by the D&O Indemnified Parties.

(b)    The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(c)    From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d)    From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase at its sole expense, prior to the Effective Time, a six (6) year prepaid “D&O tail policy” for the non-cancelable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Parent’s existing policies as of the date of this Agreement, or otherwise acceptable to Parent, except that Parent will not commit or spend on such “D&O Tail policy” annual premiums in excess of 250% of the annual premiums paid by Parent in its last full fiscal year prior to the date hereof for Parent’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (nor, for the avoidance of doubt, shall Parent be obligated to spend any specific amount), and if such premiums for such “D&O tail policy” would exceed 250% of such annual premium, then Parent shall purchase policies that provide the maximum coverage available at an annual premium equal to 250% of such annual premium. The Company shall in good faith cooperate with Parent prior to the Effective Time with respect to the procurement of such “D&O tail policy.”

(e)    From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.7 in connection with their enforcement of the rights provided to such persons in this Section 6.7.

(f)    The provisions of this Section 6.7 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g)    In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.7. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.7.

6.8   Disclosure. The Parties shall use their commercially reasonable efforts to agree to the text of any initial press release and Parent’s Form 8-K announcing the execution and delivery of this Agreement. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any public disclosure regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 6.8. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.2(d) or pursuant to Section 6.3(e).

6.9   Listing. At or prior to the Effective Time, Parent shall use its commercially reasonable efforts to (a) maintain its listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the Nasdaq Reverse Split (if required) and to submit a copy of the amendment to Parent’s certificate of incorporation effecting the Nasdaq Reverse Split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date; and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist the Company in preparing and filing an initial listing application for the Parent Capital Stock on Nasdaq (including any Parent Common Stock issuable upon conversion thereof) (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its Representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such filing Party with respect to the Nasdaq Listing Application and promptly furnish to such filing Party all information concerning itself and its members that may be required or reasonably requested in connection with any action contemplated by this Section 6.9. All Nasdaq fees associated with any action contemplated by this Section 6.9, including any fees related to the engagement of a consultant (the “Nasdaq Fees”), shall be paid by the Company.

6.10	Tax Matters.

(a)    The Parties shall use reasonable best efforts (and each shall cause its Affiliates) to cause the Merger to qualify for the Intended Tax Treatment. No Party shall take any actions, or fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Intended Tax Treatment. The Parties shall report the Contemplated Transactions for all applicable Tax purposes in a manner that is consistent with the Intended Tax Treatment. No Party shall take any position that is inconsistent with the Intended Tax Treatment during the course of any audit, litigation or other proceeding with respect to Taxes, in each case, unless otherwise required by a determination within the meaning of Section 1313(a) of the Code. The Parties shall comply with the recordkeeping and information reporting requirements imposed on them to support the Intended Tax Treatment, including, but not limited to, those set forth in Treasury Regulation Section 1.368-3.

(b)    Parent shall promptly notify the Company if, at any time before the Effective Time, Parent becomes aware of any fact or circumstance that could reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment. The Company shall promptly notify Parent if, at any time before the Effective Time, the Company becomes aware of any fact or circumstance that could reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment.

(c)    If the SEC requires that an opinion with respect to the Intended Tax Treatment be prepared and submitted in connection with the Registration Statement and Proxy Statement, (i) the Company shall use its reasonable best efforts to cause Gibson, Dunn and Crutcher LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company) to furnish an opinion (as so required and subject to customary assumptions and limitations), (ii) Parent shall use its reasonable best efforts to cause Cooley LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to Parent) to furnish an opinion (as so required and subject to customary assumptions and limitations), and (iii) Parent and the Company shall each deliver to each of Gibson, Dunn and Crutcher LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company) and Cooley LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to Parent) a Tax certificate, dated as of the date the Registration Statement and Proxy Statement shall have been declared effective by the SEC and signed by an officer of Parent or the Company, as applicable, containing customary representations and covenants reasonably acceptable to the Company and Parent, as applicable, in each case, as reasonably necessary and appropriate to enable such advisors to render such opinions (the “Tax Certificates”). Each of Parent and the Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the Tax certifications, covenants or representations included in the Tax Certificates.

(d)    Parent and the Company shall reasonably cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time. Each of Parent and the Company shall pay, without deduction from any consideration or other amounts payable or otherwise deliverable pursuant to this Agreement and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Authority, which becomes payable in connection with the Merger.

6.11    Legends. Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Parent Capital Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for any such shares of Parent Capital Stock.

6.12    Officers and Directors. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall take all necessary action so that the Persons listed on Section 6.12 of the Company Disclosure Letter are elected or appointed, as applicable, to the positions of officers or directors of Parent and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time. If any Person listed on Section 6.12 of the Company Disclosure Letter is unable or unwilling to serve as officer or director of Parent or the Surviving Corporation, as set forth therein, the Company shall designate a successor. The Parties shall use reasonable best efforts to have each of the Persons that will serve as directors and officers of the Parent following the Closing to execute and deliver a Lock-Up Agreement prior to Closing.

6.13    Termination of Certain Agreements and Rights. Each of Parent and the Company shall cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between either Parent or the Company and any holders of Parent Common Stock or Company Capital Stock, respectively (collectively, the “Investor Agreements”), including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights, to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

6.14    Section 16 Matters. Prior to the Effective Time, Parent shall take all such steps as may be required to cause any acquisitions of Parent Common Stock and any options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.15    Allocation Information. The Company will prepare and deliver to Parent prior to the Closing a spreadsheet setting forth (as of immediately prior to the Effective Time) (a) each holder of (i) Company Capital Stock, (ii) Company Options and (iii) Company Warrants, (b) such holder’s name and address, (c) with respect to holders of Company Capital Stock, the number or percentage and type of Company Capital Stock held as of the Closing Date for each such holder and (d) the number of shares of Parent Capital Stock, Assumed Options and Assumed Warrants to be issued to such holder pursuant to this Agreement in respect of the Company Capital Stock, Company Options and Company Warrants held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

6.16    Parent SEC Documents. From the date of this Agreement to the Effective Time, Parent shall use commercially reasonable efforts to timely file with the SEC all registration statements, proxy statements, Certifications, reports, schedules, exhibits, forms and other documents required to be filed by Parent with the SEC under the Exchange Act or the Securities Act (“SEC Documents”). As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each SEC Document filed by Parent with the SEC (a) shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and (b) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

6.17    Notice of Certain Transactions. As reasonably practicable following the closing of any Interim Financing, the Company shall provide notice to Parent (email being sufficient) setting forth in reasonable detail the terms of such Interim Financing, including the amount of proceeds actually received by the Company in connection with such Interim Financing.

6.18    Obligations of Merger Sub. Parent will take all action necessary to cause each Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

6.19    Company Pre-Closing Financing. In the event the structure of the Company Pre-Closing Financing either violates applicable Law or materially and adversely effects Parent’s ability to cause the Registration Statement to become effective in a timely manner, and in any event 60 days prior to the End Date, then Parent and the Company shall, and shall use their reasonable best efforts to cause the investors in the Company Pre-Closing Financing, to cause the Company Pre-Closing Financing to be amended, modified and/or restructured such that such investment occurs as a direct acquisition of shares of Parent Capital Stock substantially contemporaneously with the Closing in a manner which preserves to the extent possible, the amount of funds ultimately received by Parent and its Subsidiaries, and the number of Parent shares ultimately held by the investor in respect of such amounts as though the Company Pre-Closing Financing has been consummated by its terms. Unless otherwise approved in writing by Parent (which approval shall not be unreasonably withheld, conditioned, delayed or denied), the Company shall not reduce the subscription amount under the Series A Financing Agreement. In the event that all conditions in the Subscription Agreements have been satisfied, the Company shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the Subscription Agreements to cause such investors to pay to (or as directed by) the Company the applicable purchase price under each such investor’s applicable Subscription Agreement in accordance with its terms.

6.20    Wind-Down Activities. Following the Closing, Parent shall use its commercially reasonable efforts to continue the wind-down activities of Parent associated with the Parent Legacy Business, including termination of its research and development activities set forth on Section 6.20 of the Parent Disclosure Letter.

6.21    Parent Pre-Closing Dividend. If Parent declares the Parent Pre-Closing Dividend, then, prior to the Effective Time, Parent shall deposit the Parent Pre-Closing Dividend Amount with Parent’s transfer agent for further distribution to the holders of the shares of Parent Common Stock outstanding as of the record date of the Parent Pre-Closing Dividend.

Section 7. Conditions Precedent to Obligations of Each Party.

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

7.1    No Restraints. No Order preventing the consummation of the Contemplated Transactions shall have been issued by any Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

7.2    Stockholder Approval. (a) Parent shall have obtained the Required Parent Stockholder Vote (but solely with respect to such items as are necessary to consummate the transactions contemplated by this Agreement) and (b) the Company shall have obtained the Required Company Stockholder Vote.

7.3    Listing. The Nasdaq Listing Application shall have been approved by Nasdaq.

7.4    Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or Legal Proceeding seeking a stop order with respect to the Registration Statement that has not been withdrawn.

Section 8. Additional Conditions Precedent to Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

8.1   Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

8.2    Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

8.3    Documents. Parent shall have received the following documents, each of which shall be in full force and effect:

(a)    a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 8.1, 8.2, 8.4 and 8.5 have been duly satisfied and (ii) that the information (other than emails and addresses) set forth in the Allocation Certificate delivered by the company in accordance with Section 6.15 is true and accurate in all respects as of the Closing Date;

(b)    a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Parent;

(c)    the Company Valuation Schedule;

(d)    the Allocation Certificate; and

(e)    the Lock-Up Agreements, duly executed by the Persons listed on Section B of the Company Disclosure Letter, which shall be in full force and effect.

8.4    No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

8.5    Company Stockholder Written Consent. The Company Stockholder Written Consent executed by the stockholders of the Company collectively constituting the Required Company Stockholder Vote shall have been obtained and remain in full force and effect.

8.6    Termination of Investor Agreements. The Company’s Investor Agreements shall have been terminated (or will be terminated as of the Closing).

Section 9. Additional Conditions Precedent to Obligation of the Company.

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

9.1   Accuracy of Representations. The Parent Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Parent Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations and the Parent Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

9.2    Performance of Covenants. Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

9.3    Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a)    a certificate executed by an executive officer of Parent certifying that the conditions set forth in Sections 9.1, 9.2 and 9.4 have been duly satisfied;

(b)    written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Parent who are not to continue as officers or directors of Parent pursuant to Section 6.12 hereof;

(c)    the Parent Net Cash Schedule; and

(d)    the Lock-Up Agreements, duly executed by the Persons listed on Section B of the Parent Disclosure Letter, which shall be in full force and effect.

9.4    No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect that is continuing.

9.5    Parent Pre-Closing Dividend. If Parent declares the Parent Pre-Closing Dividend, then the Parent Pre-Closing Dividend Amount shall have been deposited by Parent with Parent’s transfer agent for further distribution to the holders of the shares of Parent Common Stock outstanding as of the record date of the Parent Pre-Closing Dividend.

Section 10. Termination.

10.1    Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):

(a)    by mutual written consent of Parent and the Company;

(b)    by either Parent or the Company if the Merger shall not have been consummated by September 17, 2026 (subject to possible extension as provided in this Section 10.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Company or Parent if such Party’s (or in the case of Parent, Merger Sub’s) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement; provided further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is ninety (90) days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional ninety (90) days;

(c)    by either Parent or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d)    by Parent if the Required Company Stockholder Vote shall not have been obtained within two (2) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained (whether timely or not), Parent may not terminate this Agreement pursuant to this Section 10.1(d);

(e)    by either Parent or the Company if (i) the Parent Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters and (ii) the Parent Stockholder Matters shall not have been approved at the Parent Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to Parent where the failure to obtain the Required Parent Stockholder Vote shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;

(f)    by the Company (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;

(g)    by Parent (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;

(h)    by the Company, if a Delisting Event occurs;

(i)    by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by Parent or Merger Sub, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy until the earlier of (A) the expiration of a thirty (30) day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) and (B) Parent or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective);

(j)    by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then Parent shall not be permitted to terminate this Agreement pursuant to this Section 10.1(j) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(j) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(j) (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 10.1(j) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(k)    by Parent (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(k), upon the Parent Board authorizing Parent to enter into a Permitted Alternative Agreement; provided, however, that Parent shall not enter into any Permitted Alternative Agreement unless: (i) Parent shall have complied in all material respects with its obligations under Section 5.4 and Section 6.3, (ii) the Parent Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law and (iii) Parent shall concurrently pay to the Company the Company Termination Fee in accordance with Section 10.3(d); or

(l)    by Parent if (A) the conditions set forth in Section 7 and Section 8 were satisfied or waived on the date the Closing was required to have occurred pursuant to Section 2.3 (other than those conditions that by their nature are to be satisfied at the Closing but provided that such conditions were capable of being satisfied if the Closing were to occur on such date), (B) the Company has failed to consummate the Closing on the date on which the Company is required to consummate the Closing pursuant to Section 2.3, (C) Parent has, on or after the date the Closing was required to have occurred and at least two (2) Business Days prior to seeking to terminate this Agreement pursuant to this Section 10.1(l), irrevocably confirmed in a written notice delivered to the Company that Parent is ready, willing and able to consummate the Closing and (D) the Company has not consummated the Closing by the earlier of (1) the End Date and (ii) the end of the second (2nd) Business Day following delivery of such written confirmation.

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

10.2   Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 10.3 and Section 11 (other than Section 11.8) and the related definitions of the defined terms in such sections shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

10.3	Expenses; Termination Fees.

(a)    Except as set forth in this Section 10.3 and Section 6.9, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided that, for the avoidance of doubt and without limitation to the other applicable provisions of this Agreement, Parent and the Company shall each pay 50% of (i) the fees paid in connection with filing the Registration Statement and any amendments and supplements thereto and (ii) 50% of the fees and expenses in connection with the printing, mailing and distribution of the Proxy Statement and any amendments and supplements.

(b)    If (i) this Agreement is terminated by Parent or the Company pursuant to Section 10.1(e) or by the Company pursuant to Section 10.1(f), (ii) at any time after the date of this Agreement and prior to the Parent Stockholder Meeting, a bona fide third party Acquisition Proposal for a change of control transaction with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to the Parent Board (and shall not have been publicly withdrawn) and (iii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction (excluding in each case any transactions occurring in connection with the liquidation, dissolution and winding up of Parent), then Parent shall pay to the Company, within ten (10) Business Days after termination (or, if applicable, upon such entry into a definitive agreement or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $1,000,000 (the “Company Termination Fee”).

(c)    If this Agreement is terminated by Parent pursuant to Section 10.1(d) or Section 10.1(g), then the Company shall pay to Parent, within ten (10) Business Days after termination, a nonrefundable fee in an amount equal to $1,000,000 (the “Parent Termination Fee”).

(d)    If (i) this Agreement is terminated by Parent pursuant to Section 10.1(l), (ii) at any time after the date of this Agreement and before obtaining the Required Company Stockholder Vote, an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall not have been publicly withdrawn) and (iii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Parent, within ten (10) Business Days after termination (or, if applicable, upon such entry into a definitive agreement or consummation of a Subsequent Transaction), the Parent Termination Fee.

(e)    If either Party fails to pay when due any amount payable by it under this Section 10.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(f)    The Parties agree that, subject to Section 10.2, the payment of the fees and expenses set forth in this Section 10.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 10.3, it being understood that in no event shall either Parent or the Company be required to pay the individual fees or damages payable pursuant to this Section 10.3 on more than one occasion. Subject to Section 10.2, following the payment of the fees and expenses set forth in this Section 10.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable; provided, however, that nothing in this Section 10.3(f) shall limit the rights of the Parties under Section 11.10.

Section 11.    Miscellaneous Provisions.

11.1    Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 11 shall survive the Effective Time.

11.2    Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Parent at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

11.3	Waiver.

(a)    Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)    No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.4    Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms; provided, further, that only Exhibit D (including Exhibit A to such Exhibit) is incorporated by reference and made a part hereof for purposes of Section 251 of the DGCL. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.5    Applicable Law; Jurisdiction; WAIVER OF RIGHT TO TRIAL BY JURY. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.7 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

11.6    Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

11.7    Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Sub:

VYNE Therapeutics Inc.
P.O. Box 125
Stewartsville, NJ 08886
Attention: Mutya Harsch; Tyler Zeronda
Email:

with a copy to (which shall not constitute notice):

Cooley LLP
55 Hudson Yards
New York, NY 10001
Attention: Kevin Cooper; Mark Ballantyne
Email: kcooper@cooley.com; mballantyne@cooley.com

if to the Company:

Yarrow Bioscience, Inc.
40 10th Avenue, Floor 7
New York, NY 10014
Attention: Rebecca Frey
Email:

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP
One Embarcadero Center, Suite 2600
San Francisco, CA 94111
Attention: Ryan Murr, Branden Berns, Melanie Neary
Email: rmurr@gibsondunn.com, bberns@gibsondunn.com,
mneary@gibsondunn.com

11.8    Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

11.9    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

11.10    Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

11.11    No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.7) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

VYNE THERAPEUTICS INC.

By:	/s/ David Domzalski
	Name:	David Domzalski
	Title:	President and Chief Executive Officer

VYNE THERAPEUTICS INC.

By:	/s/ Mutya Harsch
	Name:	Mutya Harsch
	Title:	Chief Legal Officer and General Counsel

YELLOW MERGER SUB CORP.

By:	/s/ Mutya Harsch
	Name:	Mutya Harsch
	Title:	President

[Signature Page to Agreement and Plan of Merger and Reorganization]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

YARROW BIOSCIENCE, INC.

By:	/s/ Rebecca Frey
	Name:	Rebecca Frey
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]

Exhibit A-1

Form of Parent Stockholder Support Agreement

Exhibit A-2

Form of Company Stockholder Support Agreement

Exhibit B

Form of Lock-Up Agreement

Exhibit C

Form of Subscription Agreement

Exhibit D

Certificate of Merger

CERTIFICATE OF MERGER

MERGING

YELLOW MERGER SUB CORP.,

A DELAWARE CORPORATION

WITH AND INTO

YARROW BIOSCIENCE, INC.,

A DELAWARE CORPORATION

[●], 2026

Pursuant to Section 251 of the General Corporation Law of the State of Delaware

The undersigned corporation, Yarrow Bioscience, Inc., a Delaware corporation (the “Company”), does hereby certify as follows:

FIRST: Each of the constituent corporations, the Company and Yellow Merger Sub Corp., a Delaware corporation (“Merger Sub”), is a corporation duly organized and existing under the laws of the State of Delaware.

SECOND: The Agreement and Plan of Merger and Reorganization, dated as of December 17, 2025 by and among Vyne Therapeutics Inc., a Delaware corporation (“Parent”), Merger Sub, a wholly owned subsidiary of Parent, and the Company (the “Merger Agreement”), setting forth the terms and conditions of the merger of Merger Sub with and into the Company (the “Merger”), has been approved, adopted, executed and acknowledged by each of the constituent corporations in accordance with Section 251 and Section 228 of the General Corporation Law of the State of Delaware.

THIRD: Upon the effectiveness of the Merger, the Company shall be the corporation to survive the Merger (the “Surviving Company”), which will continue its existence as the Surviving Company under its present name “Yarrow Bioscience, Inc.” upon the effective date of the Merger.

FOURTH: Upon the effectiveness of the Merger, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as set forth in Exhibit A hereto.

FIFTH: An executed copy of the Merger Agreement is on file at the principal place of business of the Surviving Corporation at the following address:

Yarrow Bioscience, Inc.

40 10th Avenue, Floor 7

New York, NY 10014

SIXTH: A copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either constituent corporation.

SEVENTH: The Merger shall become effective upon the filing of this Certificate of Merger with the Secretary of State of Delaware.

[signature page follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Merger to be executed in its corporate name as of [●], 2026.

YARROW BIOSCIENCE, INC.

By:
	Name:	Rebecca Frey
	Title:	Chief Executive Officer

[Signature Page to Certificate of Merger]

EXHIBIT A

CERTIFICATE OF INCORPORATION

OF YARROW BIOSCIENCE, INC.

ARTICLE I

The name of the corporation is Yarrow Bioscience, Inc. (the “Company”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is the Corporation Service Company, 251 Little Falls Drive, City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

This Company is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 1,000 with par value of $0.001 per share.

ARTICLE V

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE VII

To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, no director or officer of the Company or any subsidiary of the Company shall be personally liable to the Company or its stockholders and shall otherwise be indemnified by the Company for monetary damages for breach of fiduciary duty as a director or officer of the Company, any predecessor of the Company or any subsidiary of the Company. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The Company shall indemnify and advance expenses to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Company, any predecessor of the Company or any subsidiary of the Company or serves or served at any other enterprise as a director or officer at the request of the Company, any predecessor to the Company or any subsidiary of the Company.

Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Company’s Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

ARTICLE VIII

Except as provided in Article VII above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

[*    *    *]

ANNEX B

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Amendment”) is made as of January 30, 2026, with respect to that certain Agreement and Plan of Merger and Reorganization (as amended to date, the “Merger Agreement”), dated as of December 17, 2025 (the “Agreement Date”), by and among VYNE Therapeutics Inc., a Delaware corporation (“Parent”), Yellow Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Yarrow Bioscience, Inc., a Delaware corporation (the “Company”). All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

W I T N E S S E T H:

WHEREAS, pursuant to Section 11.2 of the Merger Agreement, the Merger Agreement may be amended by any instrument in writing signed on behalf of the Company, Parent and Merger Sub, with the approval of the respective boards of directors of the Company, Parent and Merger Sub; and

WHEREAS, the Company, Parent and Merger Sub desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Company, Parent and Merger Sub hereby agree as follows:

Article 1 AMENDMENTS TO THE MERGER AGREEMENT

1.1.         Definitions

1.1.1        Section 1.1(a) of the Merger Agreement is hereby amended by adding the following:

“Parent Warrant” means warrants to purchase shares of Parent Capital Stock issued by Parent.

1.2.         Beneficial Ownership Limitation.

1.2.1       Section 2.5(a)(ii) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(ii)   subject to Section 2.5(c), each share of Company Capital Stock (including any shares of Company Capital Stock issued pursuant to the Company Pre-Closing Financing or any Interim Financing) outstanding immediately prior to the Effective Time (excluding shares of Company Capital Stock to be canceled pursuant to Section 2.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio; provided however that, in the event the aggregate number of shares of Parent Common Stock issued to any holder of Company Capital Stock at Closing would result in the issuance of shares of Parent Common Stock in an amount (when aggregated with all Securities then beneficially owned by such Person and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder)) in excess of such holder’s Beneficial Ownership Limitation (if any), Parent shall issue to any such holder of Company Common Stock (x) shares of Parent Common Stock up to such holder’s Beneficial Ownership Limitation, and (y) in lieu of any shares of Parent Common Stock in excess of the Beneficial Ownership Limitation (such excess shares, the “Remaining Entitlement”), pre-funded warrants, substantially in the form attached hereto as Exhibit E (“Pre-Funded Warrants”), to purchase a number of shares of Parent Common Stock upon exercise of such Pre-Funded Warrants equal to the Remaining Entitlement, in such manner to provide any such holder of Company Capital Stock with the same economic effect as contemplated by this Agreement (such shares of Parent Common Stock and Pre-Funded Warrants, collectively, the “Merger Consideration”).

1.2.2       A new Section 2.5(g) is hereby inserted into the Merger Agreement as follows:

The “Beneficial Ownership Limitation” may be set at the discretion of each holder of Company Capital Stock to a percentage designated by such Person to the Company between 0% and 19.99% of the number of shares of the Parent Common Stock outstanding immediately after giving effect to the issuance of the Merger Consideration (collectively, the “Securities”); provided that such percentage shall be set at 9.99% for any holder of Company Capital Stock that does not make such designation to the Company at least ten (10) Business Days prior to the Closing. Notwithstanding the foregoing, by written notice to the Surviving Corporation, any Person may reset the Beneficial Ownership Limitation percentage to a higher or lower percentage, not to exceed 19.99%; provided that any increase will not be effective until the sixty-first (61st) day after such written notice is delivered to the Surviving Corporation. Upon such a change by any Person of the Beneficial Ownership Limitation, the Beneficial Ownership Limitation may not be further amended by such Person without first providing the minimum notice required by this Section 2.5(g).

1.2.3      A new Exhibit E of the Merger Agreement shall be, and hereby is, inserted into the Merger Agreement with the form of Pre-Funded Warrant attached thereto.

1.3.         Parent Pre-Closing Cash Dividend

1.3.1      Section 5.1(c)(ii) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(ii)  declare and pay a dividend (a) on the shares of Parent Common Stock outstanding prior to the Effective Time (excluding for the avoidance of doubt any shares of Parent Common Stock issuable pursuant to the Contemplated Transactions) and (b) on the shares of Parent Common Stock underlying the Parent Warrants, in accordance with the terms of the Parent Warrants, collectively, up to an amount, to be determined in accordance with Section 2.8, equal to the aggregate of Parent’s reasonable, good faith approximation of the amount by which Parent Net Cash will exceed $0 (excluding the proceeds of any Parent Legacy Transaction to the extent contingent or to be received following the Effective Time) (such dividend, the “Parent Pre-Closing Dividend” and such amount, the “Parent Pre-Closing Dividend Amount”).

1.3.2      Section 6.21 of the Merger Agreement is hereby amended and restated in its entirety as follows:

Parent Pre-Closing Dividend. If Parent declares the Parent Pre-Closing Dividend, then, prior to the Effective Time, Parent shall deposit the Parent Pre-Closing Dividend Amount with Parent’s transfer agent for further distribution to the holders of (a) the shares of Parent Common Stock outstanding and (b) the shares of Parent Common Stock underlying the Parent Warrants, in accordance with the terms of the Parent Warrants, each as of the record date of the Parent Pre-Closing Dividend.1.3.3 Section 9.5 of the Merger Agreement is hereby amended and restated in its entirety as follows:

Parent Pre-Closing Dividend. If Parent declares the Parent Pre-Closing Dividend, then the Parent Pre-Closing Dividend Amount shall have been deposited by Parent with Parent’s transfer agent for further distribution to the holders of (a) the shares of Parent Common Stock outstanding and (b) the shares of Parent Common Stock underlying the Parent Warrants, in accordance with the terms of the Parent Warrants, each as of the record date of the Parent Pre-Closing Dividend.

Article 2 MISCELLANEOUS

2.1.  Except as specifically modified herein, the Merger Agreement remains in full force and effect, and the Parties hereto reserve all of their respective rights and remedies with respect to all other matters and claims, whether known or unknown, arising under the Merger Agreement. The Merger Agreement (including as amended hereby) and the other schedules, exhibits, certificates, instruments and agreements referred to in the Merger Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms.

2.2.  This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, with the same effect as if the signatures thereto were in the same instrument. The exchange of a fully executed Amendment (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Amendment.

2.3.  Sections 11.2 through 11.11 of the Merger Agreement are hereby incorporated by reference into this Amendment, mutatis mutandis.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first above written.

VYNE THERAPEUTICS INC.

By:	/s/ David Domzalski
	Name:	David Domzalski
	Title:	President and Chief Executive Officer

VYNE THERAPEUTICS INC.

By:	/s/ Mutya Harsch
	Name:	Mutya Harsch
	Title:	Chief Legal Officer and General Counsel

YELLOW MERGER SUB CORP.

By:	/s/ Mutya Harsch
	Name:	Mutya Harsch
	Title:	President

[Signature Page to Amendment No. 1]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first above written.

YARROW BIOSCIENCE, INC.

By:	/s/ Rebecca Frey
	Name:	Rebecca Frey
	Title:	Chief Executive Officer

[Signature Page to Amendment No. 1]

EXHIBIT E

Form of Pre-Funded Warrant

ANNEX C

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VYNE THERAPEUTICS INC.

VYNE THERAPEUTICS INC., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the “Corporation”), does hereby certify:

FIRST: The current name of the Corporation is VYNE Therapeutics Inc.

SECOND: The amendment set forth in this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation (this “Certificate of Amendment”) has been duly adopted in accordance with Section 242 of the Delaware General Corporation Law by the Board of Directors of the Corporation and by the stockholders of the Corporation. This Certificate of Amendment hereby amends the Corporation’s Amended and Restated Certificate of Incorporation, as currently in effect (the “Certificate of Incorporation”) as set forth below.

THIRD: Article IV of the Certificate of Incorporation is hereby amended to add the following new Section 4 immediately following the existing Section 3 thereof:

“Section 4. Effective as of [●] p.m. (Eastern Time) on [●], 2026 (such time, the “Effective Time”), a one-for-[●] reverse stock split of the shares of Common Stock, pursuant to which every [●] shares of the Common Stock issued and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and non-assessable share of Common Stock from and after the Effective Time, without any action on the part of the Corporation or the respective stockholders thereof (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.0001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu of any fractional shares, if upon aggregating all of the shares of Common Stock held by a record holder immediately following the Reverse Stock Split such holder would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, the Corporation shall pay in cash (without interest) to each such holder an amount equal to the product of such resulting fractional interest in one share of Common Stock multiplied by the closing trading price on The Nasdaq Stock Market LLC of a share of Common Stock on the last trading day immediately prior to the date on which the Effective Time occurs (with such price proportionately adjusted to give effect to the Reverse Stock Split).

Each stock certificate or book entry share that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate or book entry share have been combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each stockholder of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been combined.”

FOURTH: Except as amended hereby, the provisions of the Certificate of Incorporation shall remain in full force and effect.

FIFTH: This Certificate of Amendment shall be effective at [●] (Eastern Daylight Time) as of [●], 2026.

C-1

IN WITNESS WHEREOF, this Certificate of Amendment has been signed by an authorized officer of the Corporation on                day of [●], 2026.

VYNE THERAPEUTICS INC.

By:
	Name:	David Domzalski
	Title:	Chief Executive Officer

C-2

ANNEX D

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VYNE THERAPEUTICS INC.

VYNE THERAPEUTICS INC., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the “Corporation”), does hereby certify:

FIRST: The current name of the Corporation is VYNE Therapeutics Inc.

SECOND: The amendment set forth in this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation (this “Certificate of Amendment”) has been duly adopted in accordance with Section 242 of the Delaware General Corporation Law by the Board of Directors of the Corporation and by the stockholders of the Corporation. This Certificate of Amendment hereby amends the Corporation’s Amended and Restated Certificate of Incorporation, as currently in effect (the “Certificate of Incorporation”) as set forth below.

THIRD: The first sentence of Section 1 of Article IV of the Certificate of Incorporation is hereby amended and restated in its entirety to read as set forth below:

“This Corporation is authorized to issue two classes of capital stock which shall be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is 320,000,000, of which 300,000,000 shares shall be Common Stock and 20,000,000 shares shall be Preferred Stock.”

FOURTH: Except as amended hereby, the provisions of the Certificate of Incorporation shall remain in full force and effect.

FIFTH: This Certificate of Amendment shall be effective at [●] (Eastern Daylight Time) as of [●], 2026.

D-1

IN WITNESS WHEREOF, this Certificate of Amendment has been signed by an authorized officer of the Corporation on                day of [●], 2026.

VYNE THERAPEUTICS INC.

By:
	Name:	David Domzalski
	Title:	Chief Executive Officer

D-2

ANNEX E

E-1

ANNEX F

LifeSci Capital LLC
1700 Broadway, 40th Floor
New York, NY 10019
December 16, 2025

CONFIDENTIAL
The Board of Directors
VYNE Therapeutics Inc.
P.O. Box 125
Stewartsville, New Jersey 08886

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to VYNE Therapeutics Inc., a Delaware corporation (“Parent”) of the Exchange Ratio (as defined below) proposed to be paid by Parent pursuant to the Agreement and Plan of Merger and Reorganization (the “Agreement”) proposed to be entered into by and among Parent, Yellow Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) and Yarrow Bioscience, Inc., a Delaware corporation (the “Company”). The Agreement provides that Merger Sub will be merged with and into the Company, with the Company surviving such merger as a wholly owned subsidiary of Parent (the “Merger” and, collectively with the other transactions contemplated by the Agreement, the “Transaction”), and each issued and outstanding share of common stock, $0.0001 par value per share, of the Company (the “Company Common Stock”) and each issued and outstanding share of the Company’s capital stock designated as Preferred Stock, $0.0001 par value per share, including the Company Series A Preferred Stock (as defined in the Agreement) (the “Company Preferred Stock”, and together with the Company Common Stock, the “Company Capital Stock”) immediately prior to the Effective Time (as defined in the Agreement) (other than shares of Company Capital Stock held as treasury stock and Dissenting Shares (as defined in the Agreement) the “Excluded Shares”) will be converted into the right to receive a number of shares of the common stock $0.0001 par value per share, of Parent (the “Parent Common Stock”) equal to the Exchange Ratio (as defined below). The number of shares of Parent Common Stock to be received by holders of Company Capital Stock (other than Excluded Shares) in the Merger (the “Exchange Ratio”) is derived from the agreed relative valuations of Parent and the Company as set forth in the Agreement. The Exchange Ratio is subject to certain adjustments set forth in the Agreement. We express no opinion as to any such adjustments. The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of Parent in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, Parent has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we or our affiliates have been engaged to provide certain financial advisory or other services to Parent from time to time, including ordinary course strategic advisory engagements, investor relations consulting services and placement agent services in connection with a private placement offering by Parent, and we have received and may in the future receive compensation from Parent for such services. In the past two years, neither we nor our affiliates have been engaged to provide certain services to the Company or RTW Holdings VII, LLC (“RTW”), a significant stockholder of the Company, and we have not received any compensation from the Company or RTW during such period. In connection with the Transaction, our affiliate is expected to participate as an investor in the Series A Financing and Company Pre-Closing Financing (each as defined in the Agreement) and purchase shares of Company Capital Stock and warrants exchangeable for shares of Company Capital Stock in connection therewith. We may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Parent or any of its affiliates, or any other party that may be involved in the Transaction.

F-1

The Board of Directors

VYNE Therapeutics Inc.

December 16, 2025

In connection with this opinion, we have reviewed, among other things: (i) the Agreement dated December 16, 2025 (the “Draft Agreement”); (ii) certain available research analyst reports for Parent; (iii) certain other communications from the Company and Parent; (iv) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by Parent for purposes of our analysis (the “Company Forecasts”) (collectively, the “Company Internal Data”); and (v) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Parent, including certain financial forecasts, analyses and projections relating to Parent prepared by management of Parent and furnished to us by Parent for purposes of our analysis (the “Parent Forecasts”) (collectively, the “Parent Internal Data”). We have participated in discussions with members of the senior management and representatives of the Company and Parent regarding their assessment of the Company Internal Data and the Parent Internal Data, as appropriate, and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data for the Company and Parent and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Company Internal Data (including, without limitation, the Company Forecasts) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and, that the Parent Internal Data (including, without limitation, the Parent Forecasts) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent as to the matters covered thereby, and we have relied, at your direction, on the Company Internal Data and the Parent Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Company Internal Data or the Parent Internal Data or the assumptions on which they are based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company or Parent. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have further assumed, at your direction, that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company or Parent, or the ability of the Company or Parent to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

F-2

The Board of Directors

VYNE Therapeutics Inc.

December 16, 2025

We express no view as to, and our opinion does not address, Parent’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Parent or in which Parent might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to Parent of the Exchange Ratio to be paid by Parent pursuant to the terms of the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Parent or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Parent or any party, or class of such persons in connection with the Transaction, whether relative to the Exchange Ratio provided for pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of Parent or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided solely for the information and assistance of the Board of Directors of Parent (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to, and may not be relied upon by, any other person, nor shall any public references to us or this opinion be made at any time, in any manner or for any purpose whatsoever except with our prior written consent. The issuance of this opinion was approved by the LifeSci Capital LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Exchange Ratio to be paid by Parent pursuant to the terms of the Agreement is fair, from a financial point of view, to Parent.

Very truly yours,

/s/ LifeSci Capital LLC

LIFESCI CAPITAL LLC

F-3

ANNEX G

Section 262 of the Delaware General Corporation Law

(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)    Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)    Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)    [Repealed.]

(c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)    If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)    If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3)    Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e)    Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f)    Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g)    At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)    After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)    Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l)    The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

ANNEX H

FORM OF SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of December 17, 2025, by and among Yarrow Bioscience, Inc., a Delaware corporation (the “Company”), VYNE Therapeutics Inc., a Delaware corporation (“Parent”), and the undersigned stockholder of Parent (the “Stockholder” and each of the Stockholder, Company, and Parent a “Party” and, collectively, the “Parties”). Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Parent, the Company and Yellow Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the “Merger Sub”), have entered into an Agreement and Plan of Merger and Reorganization (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which the Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”).

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of Parent Capital Stock and any other equity securities of Parent as indicated in Appendix A.

WHEREAS, as a condition and inducement to the willingness of the Company to enter into the Merger Agreement, Parent has required that Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the Parties hereby agree as follows:

1.    Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a)    “Constructive Sale” means, with respect to any security, (i) a short sale with respect to such security, (ii) entering into or acquiring a derivative contract with respect to such security, (iii) entering into or acquiring a futures or forward contract to deliver such security or (iv) entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly changing the economic benefits or risks of ownership of such security.

(b)    “Parent Stockholder Matters” means the approval of (i) the issuance of Parent Common Stock that represent (or are convertible into) more than twenty percent (20%) of the shares of Parent Common Stock outstanding immediately prior to the Effective Time to the Company stockholders in connection with the Contemplated Transactions and the change of control of Parent resulting from the Contemplated Transactions, in each case pursuant to the Nasdaq rules and (ii) clause (ii) of the definition of “Parent Charter Amendment”.

(c)    “Shares” means (i) all shares of Parent Capital Stock and any other equity securities of the Company beneficially owned by the Stockholder as of the date hereof, including such securities indicated in Appendix A, (ii) all additional shares of Parent Capital Stock issued or otherwise acquired, whether beneficially owned or of record, or owned by the Stockholder during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date, and (iii) any shares of capital stock or other equity securities of Parent that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy), whether beneficial or of record, or otherwise owned by such Stockholder after the execution and delivery of this Agreement and expiring on the Expiration Date, whether by exercise of any Parent Options or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares.

(d)    “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a Encumbrance, lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2.    Transfer and Voting Restrictions. The Stockholder covenants to Parent and the Company as follows:

(a)    Except as otherwise permitted by Section 2 (c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, publicly announce its intention to Transfer any of its Shares or enter into any contract with respect to any Transfer of, its Shares or any interest therein.

(b)    Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Authority, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement, and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity in each case which has the effect of limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the Parent Stockholder Matters.

(c)    Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Entity, the Stockholder will not enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect Transfer of any right, title or interest (including any right or power to vote to which the holder thereof may be entitled whether such right or power is granted by proxy or otherwise) to any Shares or take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of restricting the Stockholder’s legal power, authority and right to vote all of the Shares or would otherwise prevent or disable such Stockholder from performing any of such Stockholder’s obligations under this Agreement.

(d)    Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy to the legal representative, heir, beneficiary or a member of the immediate family of the Stockholder, (ii) to such Stockholder’s Affiliates (in each case, directly or indirectly), (iii) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (iv) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents, (v) to the extent required by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement and (vi) pursuant to the exercise of any option to purchase any Parent Capital Stock or settlement of any restricted stock units, including in order to pay the exercise price of such option or otherwise satisfy taxes applicable thereto; provided, that in the cases of clauses (i)-(v), (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Parent and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer if not already a party thereto. Any action taken in violation of Section 2(a) through Section 2(d) shall be null and void ab initio.

(e)    Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Stockholder to exercise any option or any other right to acquire any shares of Parent Capital Stock.

3.    Agreement to Vote Shares. The Stockholder covenants to Parent and the Company as follows:

(a)    Until the Expiration Date, at every meeting of the stockholders of Parent called to vote upon the Parent Stockholder Matters, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Parent, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the Parent Stockholder Matters, and (B) against any Acquisition Proposal.

(b)    If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c)    In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Parent by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4.    Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Parent. Nothing herein shall limit or affect the Stockholder’s ability to exercise Stockholder’s fiduciary duties as an officer or director of Parent.

5.    Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of Parent or pursuant to any applicable written consent of the stockholders of Parent, the Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to (a) attend any all meetings of the Parent stockholders with respect to any of the matters specified in Section 3 and (b) vote, express consent, dissent or grant, withhold or issue instructions to the record holder to vote his, her or its Shares in any action by written consent of Parent stockholders or at any meeting of Parent stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. Parent agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein (including the next sentence), the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) and shall not be terminated by operation of law or upon the occurrence of any other event. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate on the Expiration Date. The Stockholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of Parent. The Stockholder hereby affirms that the proxy set forth in this Section 5 is given in connection with and granted in consideration of and as an inducement to Parent, Merger Subs and the Company to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 3. With respect to any Shares that are owned beneficially by the Stockholder but are not held of record by the Stockholder (other than shares beneficially owned by the Stockholder that are held in the name of a bank, broker or nominee), the Stockholder shall take all action necessary to cause the record holder of such Shares to grant the irrevocable proxy and take all other actions provided for in this Section 5 with respect to such Shares.

6.    No Solicitation. The Stockholder agrees not to directly or indirectly, including through any of its officers, directors or agents, take any action that Parent is prohibited from taking pursuant to Section 5.4 of the Merger Agreement and Section 5.4 of the Merger Agreement is hereby incorporated by reference mutatis mutandis. The Stockholder hereby represents and warrants that the Stockholder has read Section 5.4 of the Merger Agreement.

7.    Documentation and Information. The Stockholder shall permit and hereby authorizes Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement; provided, that, Parent and the Company provide such documents, schedules, press release or other disclosure document to the Stockholder in advance for its review and comment. Each of Parent and the Company is an intended third-party beneficiary of this Section 7.

8.    Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent and the Company as follows:

(a)     (i) The Stockholder is the beneficial or record owner of the shares of Parent Capital Stock and other securities of the Company indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Encumbrances (except for any Encumbrance that may be imposed pursuant to this Agreement and Encumbrances arising under applicable securities or community property laws); and (ii) the Stockholder does not beneficially own any securities of Parent other than the shares of Parent Capital Stock and equity securities of the Company and rights to purchase shares of Parent Capital Stock set forth in Appendix A.

(b)    Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.

(c)    This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other Parties) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(d)    The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(e)    The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that such Stockholder (and not Parent, the Company or the Surviving Entity) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(f)    With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

9.    Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Effective Time and (c) the time this Agreement is terminated upon the written agreement of the Stockholder, the Company and Parent (the “Expiration Date”); provided, however, that (i) Section 10 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any Party from any liability for any material and willful breach of this Agreement prior to the Effective Time.

10.    Miscellaneous Provisions.

(a)    Amendments. No amendment of this Agreement shall be effective against any Party unless it shall be in writing and signed by each of the Parties.

(b)    Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement constitutes the entire agreement between the Parties and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

(c)    Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement, each of the Parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 10 (c), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (v) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10 (h) of this Agreement and (vi) irrevocably and unconditionally waives the right to trial by jury.

(d)    Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated (except pursuant to the Merger) by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Parties’ prior written consent shall be void and of no effect.

(e)    No Third-Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f)    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(g)    Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(h)    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand or (iii) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, (A) if to the Company or Parent, to the address, electronic mail address or facsimile provided in Section 11.7 of the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

(i)    Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding the Company, this Agreement, the Merger Agreement and the Contemplated Transactions in strict confidence and shall not divulge any such information to any third person; provided, however, that the Stockholder may disclose such information to its Affiliates, attorneys, accountants, consultants, and other advisors (provided, that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than Parent, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to Parent, this Agreement, the Contemplated Transactions, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing Party shall make reasonable efforts to consult with the Company and Parent to the extent practicable.

(j)    Interpretation. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections and Appendixes are to Sections and Appendixes of this Agreement unless otherwise specified. Any capitalized terms used in any Appendix but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:

YARROW BIOSCIENCE, INC.

By:
Title:

[Signature Page to Parent Stockholder Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

PARENT:

VYNE THERAPEUTICS INC.

By:
Title:

[Signature Page to Parent Stockholder Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

[STOCKHOLDER],
in his/her capacity as the Stockholder:

Signature:

Address:

[Signature Page to Parent Stockholder Support Agreement]

ANNEX I

FORM OF SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of December 17, 2025, by and among Yarrow Bioscience, Inc., a Delaware corporation (the “Company”), VYNE Therapeutics Inc., a Delaware corporation (“Parent”), and the undersigned stockholder of the Company (the “Stockholder” and each of the Stockholder, Company, and Parent a “Party” and, collectively, the “Parties”). Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Parent, the Company and Yellow Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the “Merger Sub”), have entered into an Agreement and Plan of Merger and Reorganization (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which the Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”).

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of Company Capital Stock and any other equity securities of the Company as indicated in Appendix A.

WHEREAS, as a condition and inducement to the willingness of Parent to enter into the Merger Agreement, Parent has required that Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the Parties hereby agree as follows:

1.    Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a)     “Constructive Sale” means, with respect to any security, (i) a short sale with respect to such security, (ii) entering into or acquiring a derivative contract with respect to such security, (iii) entering into or acquiring a futures or forward contract to deliver such security or (iv) entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly changing the economic benefits or risks of ownership of such security.

(b)     “Shares” means (i) all shares of Company Capital Stock and any other equity securities of the Company beneficially owned by the Stockholder as of the date hereof, including such securities indicated in Appendix A, (ii) all additional shares of Company Capital Stock issued or otherwise acquired, whether beneficially or of record, or owned by the Stockholder during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date, and (iii) any shares of Company Capital Stock or other equity securities of the Company that are issued to such Stockholder or such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy), whether beneficial or of record, or otherwise owned by such Stockholder after the execution and delivery of this Agreement and expiring on the Expiration Date, whether by exercise of any Company Options or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares.

(c)     “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a Encumbrance, lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2.    Transfer and Voting Restrictions. The Stockholder covenants to Parent and the Company as follows:

(a)    Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, publicly announce its intention to Transfer any of its Shares or enter into any contract with respect to any Transfer of, its Shares or any interest therein.

(b)    Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Authority, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity in each case which has the effect of limiting or affecting the Stockholder’s legal power, authority or right to execute and deliver the Company Stockholder Written Consents.

(c)    Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Entity, the Stockholder will not enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect Transfer of any right, title or interest (including any right or power to vote to which the holder thereof may be entitled whether such right or power is granted by proxy or otherwise) to any Shares or take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of restricting the Stockholder’s legal power, authority and right to vote all of the Shares or would otherwise prevent or disable such Stockholder from performing any of such Stockholder’s obligations under this Agreement.

(d)    Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy to the legal representative, heir, beneficiary or a member of the immediate family of the Stockholder, (ii) to such Stockholder’s Affiliates (in each case, directly or indirectly), (iii) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (iv) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents, and (v) to the extent required by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement; provided, that in the cases of clauses (i)-(v), (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Parent and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer if not already a party thereto. Any action taken in violation of Section 2(a) through Section 2(d) shall be null and void ab initio.

(e)    Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Stockholder to exercise any option or any other right to acquire any shares of Company Capital Stock.

3.    Agreement to Vote Shares. The Stockholder covenants to Parent and the Company as follows:

(a)    Until the Expiration Date, at every meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the adoption and approval of the Merger Agreement, (B) in favor of approval of the Contemplated Transactions, (C) against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the consummation of the Contemplated Transactions and (C) against any Acquisition Proposal.

(b)    If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c)    In the event of a stock split, stock dividend or distribution, or any change in the capital stock of the Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4.    Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and/or beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of the Company. Nothing herein shall limit or affect the Stockholder’s ability to exercise Stockholder’s fiduciary duties as an officer or director of the Company.

5.    Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of the Company or pursuant to any applicable written consent of the stockholders of the Company, the Stockholder shall be deemed to have irrevocably granted to, and appointed, Parent, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to (a) attend any all meetings of the Company stockholders with respect to any of the matters specified in Section 3 and (b) vote, express consent, dissent or grant, withhold or issue instructions to the record holder to vote his, her or its Shares in any action by written consent of Company stockholders or at any meeting of the Company’s stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. Parent agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein (including the next sentence), the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) and shall not be terminated by operation of law or upon the occurrence of any other event. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate on the Expiration Date. The Stockholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of Company. The Stockholder hereby affirms that the proxy set forth in this Section 5 is given in connection with and granted in consideration of and as an inducement to Parent, Merger Subs and the Company to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 3. With respect to any Shares that are owned beneficially by the Stockholder but are not held of record by the Stockholder (other than shares beneficially owned by the Stockholder that are held in the name of a bank, broker or nominee), the Stockholder shall take all action necessary to cause the record holder of such Shares to grant the irrevocable proxy and take all other actions provided for in this Section 5 with respect to such Shares.

6.    No Solicitation. The Stockholder agrees not to directly or indirectly, including through any of its officers, directors or agents, take any action that the Company is prohibited from taking pursuant to Section 5.4 of the Merger Agreement and Section 5.4 of the Merger Agreement is hereby incorporated by reference mutatis mutandis. The Stockholder hereby represents and warrants that the Stockholder has read Section 5.4 of the Merger Agreement.

7.    Documentation and Information. The Stockholder shall permit and hereby authorizes Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement; provided, that, Parent and the Company provide such documents, schedules, press release or other disclosure document to the Stockholder in advance for its review and comment. Each of Parent and the Company is an intended third-party beneficiary of this Section 7.

8.    No Exercise of Appraisal Rights; Waivers. The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Contemplated Transactions that Stockholder may have by virtue of, or with respect to, any Shares under any applicable Law (including all rights under Section 262 of the DGCL, a copy of which is attached hereto as Appendix B) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement (A) by the Stockholder breaches any duty that such Stockholder has (or may be alleged to have) to the Company or to the other Company stockholders, (B) the approval of the Merger Agreement by the Company Board or (C) any breaches of any fiduciary duty of the Company Board or any member thereof; provided, that (x) the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of the Company and (y) the foregoing shall not limit or restrict in any manner the Stockholder from enforcing the Stockholder’s rights under this Agreement and the other agreements entered into by the Stockholder in connection herewith, or otherwise in connection with the Merger, including the Stockholder’s right to receive the Merger Consideration pursuant to the terms of the Merger Agreement.

9.    Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent and the Company as follows:

(a)    (i) The Stockholder is the beneficial owner of the shares of Company Capital Stock and other securities of the Company indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Encumbrances (except for any Encumbrance that may be imposed pursuant to this Agreement, any lock-up agreement entered into by and between the Stockholder, the Company and Parent, and Encumbrances arising under applicable securities or community property laws); and (ii) the Stockholder does not beneficially own any securities of the Company other than the shares of Company Capital Stock and equity securities of the Company and rights to purchase shares of Company Capital Stock set forth in Appendix A.

(b)    Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.

(c)    This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other Parties) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(d)    The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(e)    The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that such Stockholder (and not Parent, the Company or the Surviving Entity) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(f)    With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

10.    Certain Agreements. Each Stockholder, by this Agreement, and with respect to such Stockholder’s Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the Effective Time any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and holders of Company Capital Stock, including rights under any letter agreement providing for redemption rights, put rights, purchase rights, information rights, rights to consult with and advise management, inspection rights, preemptive rights, board of directors observer rights or rights to receive information delivered to the board of directors or other similar rights not generally available to stockholders of the Company between the Stockholder and the Company, including Investor Agreements, but excluding, for the avoidance of doubt, any rights the Stockholder may have that relate to any indemnification, commercial, development or employment agreements or arrangements between such Stockholder and the Company or any subsidiary of the Company, which shall survive in accordance with their terms. Each Stockholder hereby terminates and waives all rights of first refusal, redemption rights and rights of notice of the Merger and the other transactions contemplated by the Merger Agreement, effective as of immediately prior to, and contingent upon, the Effective Time.

11.    Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Effective Time and (c) the time this Agreement is terminated upon the written agreement of the Stockholder, the Company and Parent (the “Expiration Date”); provided, however, that (i) Section 12 shall survive the termination of this Agreement and (ii) the termination of this Agreement shall not relieve any Party from any liability for any material and willful breach of this Agreement prior to the Effective Time.

12.    Miscellaneous Provisions.

(a)    Amendments. No amendment of this Agreement shall be effective against any Party unless it shall be in writing and signed by each of the Parties.

(b)    Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement constitutes the entire agreement between the Parties and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

(c)    Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement, each of the Parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 1212(c), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (v) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 12(h) of this Agreement and (vi) irrevocably and unconditionally waives the right to trial by jury.

(d)    Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated (except pursuant to the Merger) by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Parties’ prior written consent shall be void and of no effect.

(e)    No Third-Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f)    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(g)    Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(h)    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand or (iii) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, (A) if to the Company or Parent, to the address, electronic mail address or facsimile provided in Section 11.7 of the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

(i)    Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding the Company, this Agreement, the Merger Agreement and the Contemplated Transactions in strict confidence and shall not divulge any such information to any third person; provided, however, that the Stockholder may disclose such information to its Affiliates, attorneys, accountants, consultants, and other advisors (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than the Company, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to the Company, Parent, Merger Subs, this Agreement, the Contemplated Transactions, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing Party shall make reasonable efforts to consult with the Company and Parent to the extent practicable.

(j)    Interpretation. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections and Appendixes are to Sections and Appendixes of this Agreement unless otherwise specified. Any capitalized terms used in any Appendix but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:

YARROW BIOSCIENCE, INC.

By:
Name:
Title:

[Signature Page to Company Stockholder Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

PARENT:

VYNE THERAPEUTICS INC.

By:
Name:
Title:

[Signature Page to Company Stockholder Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

[STOCKHOLDER],
in his/her capacity as the Stockholder:

Signature:

Address:

[Signature Page to Company Stockholder Support Agreement]

ANNEX J

FORM OF LOCK-UP AGREEMENT

December 17, 2025

VYNE Therapeutics Inc.

P.O. Box 125

Stewartsville, NJ 08886

Attention: Mutya Harsch; Tyler Zeronda

Email:

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that VYNE Therapeutics Inc., a Delaware corporation (including any successor thereto, “Parent”), has entered into an Agreement and Plan of Merger and Reorganization, dated as of December 17, 2025 (as the same may be amended from time to time, the “Merger Agreement”) with Yellow Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent, and Yarrow Bioscience, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

1.    As a condition and inducement to each of the parties to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Parent, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

a.    offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for shares of Parent Common Stock (including without limitation, shares of Parent Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Parent which may be issued upon (i) exercise of Parent Options, (ii) settlement of Parent Restricted Stock Units or (iii) any warrant to purchase shares of Parent Common Stock) that are currently or hereafter owned by the undersigned, except as set forth below (collectively, the “Undersigned’s Shares”);

b.    enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (a) above or this clause (b) is to be settled by delivery of shares of Parent Common Stock or other securities, in cash or otherwise;

c.    make any demand for, or exercise any right with respect to, the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for shares of Parent Common Stock (other than such rights set forth in the Merger Agreement);

d.    except for any support agreement entered into as of the date hereof by the undersigned with Parent and the Company, grant any proxies or powers of attorney with respect to any Parent Common Stock, deposit any Parent Common Stock into a voting trust or enter into a voting agreement or similar arrangement or commitment with respect to any Parent Common Stock; or

e.    publicly disclose the intention to do any of the foregoing.

2.    The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

a.    transfers of the Undersigned’s Shares:

i.    if the undersigned is a natural person, (A) to any person related to the undersigned (or to an ultimate beneficial owner of the undersigned) by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (each, a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by or under common control with the undersigned and/or by any such Family Member(s);

ii.    if the undersigned is an Entity, (A) to another Entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities that controls or manages, is under common control or management with, or is controlled or managed by, the undersigned, (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution or otherwise to a trust or other entity for the direct or indirect benefit of an immediate family member of a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of the Undersigned’s Shares or (D) transfers or dispositions not involving a change in beneficial ownership; or

iii.   if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value (other than transfers pursuant to i(A), i(E) or ii(A)) and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Parent a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Parent Common Stock or such other securities that have been so transferred or distributed;

b.    the exercise of Parent Options (including a net or cashless exercise of a Parent Option), and any related transfer of shares of Parent Common Stock to Parent for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

c.    transfers to Parent in connection with the net settlement of any Parent Restricted Stock Unit or other equity award that represents the right to receive in the future shares of Parent Common Stock, settled in shares of Parent Common Stock, to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

d.    the establishment of, or amendment to, a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Parent Common Stock; provided that such plan does not provide for any transfers of shares of Parent Common Stock during the Restricted Period;

e.    the disposition (including a forfeiture or repurchase) to Parent of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

f.    transfers, distributions, sales or other transactions by the undersigned of shares of Parent Common Stock purchased by the undersigned on the open market or in a public offering by Parent, in each case following the date of the Closing;

g.    transfers pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent’s capital stock involving a change of control of Parent; provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

h.    transfers pursuant to an order of a court or regulatory agency; or

i.    transfers by the undersigned of shares of Parent Common Stock issued pursuant to the Merger Agreement in respect of shares of the Company, if any, purchased from the Company on or about the Closing Date but prior to the Closing;

and provided, further, that, with respect to each of (b), (c), and (d) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily reporting a reduction in beneficial ownership of shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock in connection with such transfer or disposition during the Restricted Period (other than any exit filings) and if any filings under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Parent Common Stock in connection with such transfer or distribution, shall be legally required during the Restricted Period, such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to this Lock-Up Agreement.

For purposes of this Lock-Up Agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of Parent’s voting securities if, after such transfer, Parent’s stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of Parent (or the surviving entity).

3.    Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the undersigned agrees that Parent and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

4.    The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

5.    The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Parent and the Company are proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement.

6.    Any and all remedies herein expressly conferred upon Parent or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Parent or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur to Parent and/or the Company in the event that any of the provisions of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Parent and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Parent or the Company with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.

7.    In the event that any holder of securities of Parent that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Parent to sell or otherwise transfer or dispose of shares of Parent Common

Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder (whether in one or multiple releases or waivers), the same percentage of shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock held by the undersigned on the date of such release or waiver as the percentage of the total number of outstanding shares of such securities held by such holder on the date of such release or waiver that are the subject of such release or waiver shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Parent to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Parent Common Stock in an aggregate amount in excess of 1% of the number of shares of Parent Common Stock subject to a substantially similar agreement. In the event of any Pro-Rata Release, Parent shall promptly (and in any event within two (2) Business Days of such release) inform each relevant holder of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock of the terms of such Pro-Rata Release.

8.    Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Parent will reasonably cooperate with the undersigned to facilitate the timely preparation and delivery of certificates or the establishment of book-entry positions at Parent’s transfer agent representing the Undersigned’s Shares without the restrictive legend above or the withdrawal of any stop transfer instructions by virtue of this Lock-Up Agreement.

9.    The undersigned understands that this Lock-Up Agreement is irrevocable and is binding upon the undersigned’s heirs, legal representatives, successors and assigns.

10.  This Lock-Up Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Legal Proceeding between any of the parties arising out of or relating to this Lock-Up Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or Legal Proceeding shall be heard and determined exclusively in accordance with foregoing clause (i) of this paragraph, (iii) waives any objection to laying venue in any such action or Legal Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party and (v) agrees that service of process upon such party in any such action or Legal Proceeding shall be effective if notice is given in accordance with Section 11 of this Lock-Up Agreement. This Lock-Up Agreement constitutes the entire agreement between the parties to this Lock-Up Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LEGAL PROCEEDING RELATED TO OR ARISING OUT OF THIS LOCK-UP AGREEMENT, ANY DOCUMENT EXECUTED IN CONNECTION HEREWITH AND THE MATTERS CONTEMPLATED HEREBY AND THEREBY.

11.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by electronic transmission (providing confirmation of transmission) to the Company or Parent, as the case may be, in accordance with Section 11.7 of the Merger Agreement and to the undersigned at his, her or its address or email address (providing confirmation of transmission) set forth on the signature page hereto (or at such other address for a party as shall be specified by like notice).

12.  This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Parent, the Company and the undersigned by electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Print Name of Stockholder:	[NAME]

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Accepted and Agreed
by VYNE Therapeutics Inc.:

By:
Name:
Title:

Accepted and Agreed
by Yarrow Bioscience, Inc.:

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

ANNEX K

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is dated as of December 17, 2025, by and among Yarrow Bioscience, Inc., a Delaware corporation (“Yarrow”), and each of the Persons listed on Exhibit A attached to this Agreement (each, an “Investor” and together, the “Investors”).

WHEREAS, Yarrow and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”);

WHEREAS, Yarrow desires to sell to the Investors, and each Investor desires to purchase from Yarrow, severally and not jointly, upon the terms and subject to the conditions stated in this Agreement, (A) shares (the “Initial Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), at a per share purchase price equal to the Share Price, and/or (B) pre-funded warrants to purchase shares of Common Stock (the “Pre-Funded Warrants”) substantially in the form attached hereto as Exhibit B, at a per warrant price equal to the Pre-Funded Warrant Price (as defined below);

WHEREAS, contemporaneously with the sale of the Initial Shares and/or the Pre-Funded Warrants, Yarrow and the Investors will execute and deliver a Registration Rights Agreement, substantially in the form attached hereto as Exhibit C, pursuant to which the Company will agree to provide certain registration rights in respect of the Shares (as defined below) under the Securities Act and applicable state securities laws; and

WHEREAS, Yarrow is party to that certain Agreement and Plan of Merger and Reorganization by and among Yarrow, VYNE Therapeutics Inc., a Delaware corporation (“Parent”), and Yellow Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), dated December 17, 2025 (as may be amended from time to time, the “Merger Agreement”), pursuant to which (i) Merger Sub will merge with and into Yarrow, with Yarrow surviving and becoming a wholly-owned subsidiary of Parent, and (ii) Parent will change its name to Yarrow Bioscience, Inc. (“TopCo”).

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the Company and each Investor, severally and not jointly, agree as follows:

1.    Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

“Additional Securities” has the meaning set forth in Section 8.15 hereof.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person.

“Aggregate Purchase Amount” has the meaning set forth in Section 2.2 hereof. “Agreement” has the meaning set forth in the recitals hereof.

“Beneficial Ownership Limitation” has the meaning set forth in Section 2.1 hereof.

“Benefit Plan” or “Benefit Plans” means employee benefit plans as defined in Section 3(3) of ERISA and all other employee benefit practices or arrangements, including, without limitation, any such practices or arrangements providing severance pay, sick leave, vacation pay, salary continuation for disability, retirement benefits, deferred compensation, bonus pay, incentive pay, stock options or other stock-based compensation, hospitalization insurance, medical insurance, life insurance, scholarships or tuition reimbursements, maintained by the Company or to which the Company or any of its subsidiaries is obligated to contribute for employees or former employees of the Company and its subsidiaries.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Bylaws” means the bylaws of the Company, as currently in effect and as in effect on the Closing Date.

“Certificate of Incorporation” means the Certificate of Incorporation of the Company, as currently in effect and as may be amended from time to time.

“Closing” has the meaning set forth in Section 2.2 hereof.

“Closing Date” has the meaning set forth in Section 2.2 hereof.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commitment Amount” has the meaning set forth in Section 2.1 hereof.

“Common Stock” has the meaning set forth in the recitals hereof.

“Company” means the Company for all periods prior to the First Effective Time (as defined in the Merger Agreement) and TopCo for all periods following the First Effective Time.

“Confidential Data” has the meaning set forth in Section 3.30 hereof.

“Disclosure Document” has the meaning set forth in Section 5.3 hereof.

“Disclosure Time” has the meaning set forth in Section 5.3 hereof.

“Drug Regulatory Agency” means the U.S. Food and Drug Administration (“FDA”) or other foreign, state, local or comparable governmental authority responsible for regulation of the research, development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug or biological products and drug or biological product candidates.

“Environmental Laws” has the meaning set forth in Section 3.15 hereof.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

“GAAP” has the meaning set forth in Section 3.8 hereof.

“GDPR” has the meaning set forth in Section 3.31 hereof.

“Governmental Authorizations” has the meaning set forth in Section 3.11 hereof.

“Health Care Laws” has the meaning set forth in Section 3.21 hereof.

“HIPAA” has the meaning set forth in Section 3.30 hereof.

“Indemnified Persons” has the meaning set forth in Section 5.10(a).

“Initial Shares” has the meaning set forth in the recitals hereof.

“Intellectual Property” has the meaning set forth in Section 3.12 hereof.

“Investor” and “Investors” have the meanings set forth in the recitals hereof.

“Investor Majority” means, (i) prior to the Closing, the Investors committed to purchase at least a majority of the Securities, which majority shall include any Investor who, together with any affiliated funds or commonly managed funds, has committed to purchase at least $19.9 million of the Securities, and (ii) following the Closing, the Investors who hold (as of such time) at least a majority of the Securities (including any Pre-Funded Warrant Shares).

“IT Systems” has the meaning set forth in Section 3.30 hereof.

“Material Adverse Effect” means any change, event, circumstance, development, condition, occurrence or effect that, individually or in the aggregate, (a) was, is, or would reasonably be expected to be, materially adverse to the business, financial condition, properties, assets, liabilities, stockholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole, or (b) materially delays or materially impairs the ability of the Company to timely comply, or prevents the Company from complying, with its obligations under this Agreement, the other Transaction Agreements, or with respect to the Closing, or would reasonably be expected to do so; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or will be, a Material Adverse Effect under subclause (a) of this definition:

(i)    any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Company or its subsidiaries conducts business, provided that the Company or its subsidiaries are not disproportionately affected thereby;

(ii)    general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein, provided that the Company or its subsidiaries are not disproportionately affected thereby;

(iii)   any change that generally affects industries in which the Company and its subsidiaries conduct business, provided that the Company and its subsidiaries are not disproportionately affected thereby;

(iv)    earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, fires or other natural disasters, weather conditions, global pandemics, epidemic or similar health emergency, and other force majeure events in the United States or any other location, provided that the Company and its subsidiaries are not disproportionately affected thereby;

(v)    national or international political or social conditions (or changes in such conditions), whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, provided that the Company and its subsidiaries are not disproportionately affected thereby;

(vi)  material changes in laws after the date of this Agreement; and

(vii)  in and of itself, any material failure by the Company or its subsidiaries to meet any published or internally prepared estimates of drug development timelines (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect to the extent that such facts and circumstances are not otherwise described in clauses (i)-(v) of this definition).

“Nasdaq” means the Nasdaq Stock Market LLC.

“National Exchange” means (i) on and prior to the Closing Date, The Nasdaq Capital Market, and (ii) following the Closing Date, any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question, together with any successor thereto: the NYSE American, The New York Stock Exchange, The Nasdaq Global Market, The Nasdaq Global Select Market and The Nasdaq Capital Market.

“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or any other entity or organization.

“Personal Data” has the meaning set forth in Section 3.30 hereof.

“Pre-Funded Warrant Price” means an amount equal to (i) the Share Price minus (ii) $0.0001.

“Pre-Funded Warrant Shares” has the meaning set forth in Section 2.1 hereof.

“Pre-Funded Warrants” has the meaning set forth in the recitals hereof.

“Privacy Laws” has the meaning set forth in Section 3.31 hereof.

“Privacy Statements” has the meaning set forth in Section 3.31 hereof.

“Process” or “Processing” has the meaning set forth in Section 3.31 hereof.

“Registration Rights Agreement” has the meaning set forth in Section 6.1(j) hereof.

“Regulatory Agencies” has the meaning set forth in Section 3.20 hereof.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities” has the meaning set forth in Section 2.1 hereof.

“Securities Act” has the meaning set forth in the recitals hereof.

“Share Price” means an amount equal to (i) the Company Valuation (as defined in the Merger Agreement but excluding the amount of proceeds actually received by the Company hereunder), divided by (ii) the number of Company Outstanding Shares (as defined in the Merger Agreement but excluding the Securities being issued hereunder) as of immediately prior to the Closing.

“Shares” means the Initial Shares and the Pre-Funded Warrant Shares.

“Short Sales” include, without limitation, (a) all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and (b) sales and other transactions through non-U.S. broker dealers or non-U.S. regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

“Tax” or “Taxes” means any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), whether or not imposed on the Company or its subsidiaries, including, without limitation, taxes imposed on, or measured by, income, franchise, profits or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs duties.

“Tax Returns” means returns, reports, information statements and other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment or collection of any Tax and shall include any amended returns required as a result of examination adjustments made by the Internal Revenue Service or other Tax authority.

“Transaction Agreements” means this Agreement, the Pre-Funded Warrants, the Registration Rights Agreement and any other documents or agreements explicitly contemplated hereunder.

“Transfer Agent” means, with respect to the Common Stock, Equiniti Trust Company, LLC, or such other financial institution that provides transfer agent services as the Company may engage from time to time.

“Wire” has the meaning set forth in Section 2.2 hereof.

2.    Purchase and Sale of Securities.

2.1    Purchase and Sale. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Investors, severally and not jointly, agree to purchase, the number of Initial Shares equal to (rounded down to the nearest whole Initial Share) (i) the aggregate commitment amount set forth under the heading “Commitment Amount” and opposite such Investor’s name on Exhibit A (the “Commitment Amount”) divided by (ii) the Share Price; provided, however, for any Investor that has provided notice to the Company at least ten (10) Business Days prior to the Closing that such Investor would beneficially own (when aggregated with all Securities then beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder)) in excess of the Beneficial Ownership Limitation, or as such Investor may otherwise choose, in lieu of purchasing Initial Shares such Investor may elect to purchase Pre-Funded Warrants to purchase a number of shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (the “Pre-Funded Warrant Shares”) equal to (rounded down to the nearest whole Pre-Funded Warrant Share) (i) the Commitment Amount (or any remainder thereof) divided by (ii) the Pre-Funded Warrant Price in lieu of Initial Shares in such manner to result in the same Aggregate Purchase Amount being paid by such Investor in the aggregate (including upon exercise of such Pre-Funded Warrants). The “Beneficial Ownership Limitation” shall initially be set at the discretion of each Investor to a percentage designated by such Investor on its signature page hereto between 0% and 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of the Initial Shares and Pre-Funded Warrants on the Closing Date (collectively, the “Securities”); provided that such percentage shall be set at 9.99% for any Investor that does not make such designation on its signature page hereto. Notwithstanding the foregoing, by written notice to the Company, any Investor may reset the Beneficial Ownership Limitation percentage to a higher or lower percentage, not to exceed 19.99%; provided that any increase prior to the Closing will not be effective until the sixty-first (61st) day after such written notice is delivered to the Company. Upon such a change by an Investor of the Beneficial Ownership Limitation, the Beneficial Ownership Limitation may not be further amended by such Investor without first providing the minimum notice required by this Section 2.1. Notwithstanding anything to the contrary set forth in this Agreement, for any Investor that has provided notice to the Company that this sentence shall apply to it, (i) the Investor shall not be required to purchase Pre-Funded Warrants and (ii) the Company shall not issue or sell, and the Investor shall not purchase or acquire, any Initial Shares which, when aggregated with all shares of Common Stock then beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by the Investor of more than 9.99% of the outstanding shares of Common Stock immediately after giving effect to the Closing and the consummation of the transactions contemplated hereby, and the number of Initial Shares and the Aggregate Purchase Amount for such Investor shall be reduced accordingly.

2.2    Closing. Subject to the satisfaction or waiver of the conditions set forth in Section 6 of this Agreement, the closing of the purchase and sale of the Securities (the “Closing” and the date on which the Closing occurs, the “Closing Date”) shall occur remotely via the exchange of documents and signatures immediately prior to the First Effective Time, or at such other time as agreed to by the Company and the Investor Majority. Not less than three (3) Business Days prior to the anticipated Closing Date, the Company shall provide written notice to the Investors (the “Closing Notice”) of the anticipated Closing Date and the wire instructions for delivery of the Aggregate Purchase Amount. At the Closing, the Securities shall be issued and registered in the name of the Investor, or in such nominee name(s) as designated by the Investor, representing the number of Securities to be purchased by the Investor at such Closing as set forth in Exhibit A, in each case against payment to the Company of the purchase price therefor (the “Aggregate Purchase Amount”) in full, by wire transfer to the Company of immediately available funds (a “Wire”), at or prior to the Closing, in accordance with wire instructions provided by the Company to the Investors in the Closing Notice. On the Closing Date, the Company will (A) cause the Transfer Agent to issue the Initial Shares in book-entry form, free and clear of all restrictive and other legends (except as expressly provided in Section 4.10 hereof) and the Company shall provide evidence of such issuance from the Company’s Transfer Agent as soon as reasonably practical following the Closing Date to each Investor and (B) deliver to such Investor (or such Investor’s designated custodian per its delivery instructions), or in such nominee name(s) as designated by such Investor, a Pre-Funded Warrant exercisable for a number of shares of Common Stock as set forth in Exhibit A with respect to such Investor. In the event that the Closing has not occurred within two (2) Business Days after the expected Closing Date, unless otherwise agreed by the Company and such Investor, the Company shall promptly (but no later than one (1) Business Day thereafter) return the previously wired Aggregate Purchase Amount to each respective Investor by wire transfer of United States dollars in immediately available funds to the account specified by each Investor, and any book entries for the Securities shall be deemed cancelled; provided that, unless this Agreement has been terminated pursuant to Section 7, such return of funds shall not terminate this Agreement or relieve such Investor of its obligation to purchase, or the Company of its obligation to issue and sell, the Securities at the Closing. Notwithstanding the foregoing and anything in this Agreement to the contrary, (i) the Company may amend Exhibit A up to three (3) Business Days prior to the Closing, without the consent of the other parties hereto, to reflect the number of Securities purchased and the Aggregate Purchase Amount to be paid, in each case, by each applicable Investor, and shall provide such updated Exhibit A to an Investor upon request, and (ii) as may be agreed to among the Company and one or more Investors, if an Investor is (a) an investment company registered under the Investment Company Act of 1940, as amended, (b) advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (c) otherwise subject to internal policies and/or procedures relating to the timing of funding and issuance of securities, such Investor shall not be required to wire its Aggregate Purchase Amount until it confirms receipt of evidence of the issuance of such Investor’s Initial Shares from the Transfer Agent in form and substance reasonably acceptable to the Investor (and the Company shall use reasonable best efforts to cause the Transfer Agent to deliver such evidence) and, if applicable, copies of such Investor’s Pre-Funded Warrants.

3.Representations and Warranties of the Company. The Company hereby represents and warrants to each of the Investors that the statements contained in this Section 3 are true and correct as of the date of this Agreement and as of the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date):

3.1    Organization and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted and is qualified to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification, except where such failure to be in good standing or to have such power and authority or to so qualify would not reasonably be expected to have a Material Adverse Effect. Each of the Company’s subsidiaries is (a) duly incorporated and validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite power and authority to carry on its business as now conducted and to own or lease its properties and (b) qualified to do business as a foreign corporation and in good standing in each jurisdiction in which such qualification is required, except in each case as would not reasonably be expected to have, a Material Adverse Effect.

3.2    Capitalization. The authorized capital stock of the Company as of the date hereof consists of 10,000,000 shares of Common Stock, 4,250,000 of which are issued and outstanding. All of the issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares of capital stock of the Company were issued in violation of any preemptive or other similar rights of any securityholder of the Company which have not been waived, and such shares were issued in compliance in all material respects with applicable state and federal securities law and any rights of third parties.

3.3    Registration Rights. Except as set forth in the Transaction Agreements, the Company is presently not under any obligation, and has not granted any rights, to register under the Securities Act any of the Company’s presently outstanding securities or any of its securities that may hereafter be issued, other than such rights and obligations that have been satisfied or waived.

3.4    Authorization. The Company has all requisite corporate power and authority to enter into the Transaction Agreements and to carry out and perform its obligations under the terms of the Transaction Agreements, including the issuance and sale of the Securities and the issuance of the Pre- Funded Warrant Shares. Except for the Required Company Stockholder Vote (as defined in the Merger Agreement), all corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization of the Securities and the Pre-Funded Warrant Shares, the authorization, execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated herein, including the issuance and sale of the Securities and the Pre-Funded Warrant Shares and the reservation of the Pre-Funded Warrant Shares, has been taken, including, without limitation to the extent applicable, the approval of the Board of Directors (or a committee thereof) in accordance with Section 144(a)(1) or 144(b)(1) of the Delaware General Corporation Law. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by each Investor of this Agreement and that this Agreement constitutes the legal, valid and binding agreement of each Investor, this Agreement and each of the Pre-Funded Warrants constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Upon its execution by the Company and the other parties thereto and assuming that it constitutes legal, valid and binding agreements of the other parties thereto, the Registration Rights Agreement will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.5    Valid Issuance. The Initial Shares being purchased by the Investors hereunder have been duly and validly authorized and, upon issuance pursuant to the terms of this Agreement, against full payment therefor in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of any liens or other restrictions (other than those as provided in the Transaction Agreements or restrictions on transfer under applicable state and federal securities laws) and the holder of the Initial Shares shall be entitled to all rights accorded to a holder of Common Stock. The Pre-Funded Warrant Shares have been duly and validly authorized and reserved for issuance and, upon issuance pursuant to the terms of the Pre-Funded Warrants, against full payment therefor in accordance with the terms of the Pre-Funded Warrants, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of any liens or other restrictions (other than those as provided in the Transaction Agreements or restrictions on transfer under applicable state and federal securities laws) and the holder of the Pre-Funded Warrant Shares shall be entitled to all rights accorded to a holder of Common Stock. The issuance and delivery of the Initial Shares and the Pre-Funded Warrants does not, and the exercise in full of the Pre-Funded Warrants and the issuance and delivery of the Pre-Funded Warrant Shares thereupon will not, (a) obligate the Company to offer to issue, or issue, shares of Common Stock or other securities to any Person (other than the Investors) pursuant to any preemptive rights, rights of first refusal, rights of participation or similar rights, or (b) result in any adjustment (automatic, at the election of any Person or otherwise) of the exercise, conversion, exchange or reset price under, or any other anti-dilution adjustment pursuant to, any outstanding securities of the Company. Subject to the accuracy of the representations and warranties made by the Investors in Section 4 hereof, the offer and sale of the Securities to the Investors is, and will be, (i) exempt from the registration and prospectus delivery requirements of the Securities Act and (ii) exempt from (or otherwise not subject to) the registration and qualification requirements of applicable securities laws of the states of the United States.

3.6    No Conflict. The execution, delivery and performance of the Transaction Agreements by the Company, the issuance and sale of the Securities and the consummation of the other transactions contemplated by the Transaction Agreements will not (a) violate any provision of the Certificate of Incorporation or Bylaws, (b) conflict with or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a benefit under any agreement or instrument, credit facility, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the Company or any of its subsidiaries or their respective properties or assets, or (c) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or any of its subsidiaries is subject (including federal and state securities laws and regulations) and the rules and regulations of any self-regulatory organization to which the Company or its securities are subject, or by which any property or asset of the Company or any of its subsidiaries is bound or affected, except, in the case of clauses (b) and (c), as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

3.7    Consents. Assuming the accuracy of the representations and warranties of each Investor set forth in Section 4 hereof, no consent, approval, authorization, filing with or order of or registration with, any court or governmental agency or body is required in connection with the authorization, execution or delivery by the Company of the Transaction Agreements, the issuance and sale of the Securities and the performance by the Company of its other obligations under the Transaction Agreements, except (a) as have been or will be obtained or made under the Securities Act or the Exchange Act, (b) for the filing of any requisite notices and/or application(s) to the National Exchange for the issuance and sale of the Shares and the listing of the Shares for trading or quotation, as the case may be, thereon in the time and manner required thereby, (c) for any customary post-closing filings with the SEC or pursuant to state securities laws in connection with the offer and sale of the Shares by the Company in the manner contemplated herein, which will be filed on a timely basis, (d) for the filing of the registration statement required to be filed by the Registration Rights Agreement, or (e) such that the failure of which to obtain would not have a Material Adverse Effect. All notices, consents, authorizations, orders, filings and registrations which the Company is required to deliver or obtain prior to the Closing pursuant to the preceding sentence have been obtained or made or will be delivered or obtained or effected, and shall remain in full force and effect, on or prior to the Closing.

3.8    Reserved.

3.9    Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, including the Merger Agreement and transactions related thereto, since the Company’s inception: (a) the Company has conducted its business only in the ordinary course of business and there have been no material transactions entered into by the Company or any of its subsidiaries; (b) no material change to any material contract or arrangement by which the Company or any of its subsidiaries is bound or to which any of its assets or properties is subject has been entered into that has not been disclosed to the Investors; and (c) there has not been any other event or condition of any character that has had or would reasonably be expected to have a Material Adverse Effect.

3.10  Absence of Litigation. There is no action, suit, proceeding, arbitration, claim, investigation, charge, complaint or inquiry pending or, to the Company’s knowledge, threatened against the Company or any of its subsidiaries which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect, nor are there any orders, writs, injunctions, judgments or decrees outstanding of any court or government agency or instrumentality and binding upon the Company or any of its subsidiaries that have had or would reasonably be expected to have a Material Adverse Effect. Neither the

Company nor any subsidiary, nor to the knowledge of the Company, any director or officer of the Company or any subsidiary, is, or within the last ten (10) years has been, the subject of any action involving a claim of violation of or liability under federal or state securities laws relating to the Company or such subsidiary or a claim of breach of fiduciary duty relating to the Company or such subsidiary.

3.11  Compliance with Law; Permits. Neither the Company nor any of its subsidiaries is in violation of, or has received any notices of violations with respect to, any laws, statutes, ordinances, rules or regulations of any governmental body, court or government agency or instrumentality, except for violations which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. The Company and its subsidiaries have all required licenses, permits, certificates and other authorizations (collectively, “Governmental Authorizations”) from such federal, state or local government or governmental agency, department or body that are currently necessary for the operation of the business of the Company and its subsidiaries as currently conducted, except where the failure to possess currently such Governmental Authorizations has not had and is not reasonably expected to have a Material Adverse Effect. Neither the Company nor any subsidiary has received any written (or, to the Company’s knowledge, oral) notice regarding any revocation or material modification of any such Governmental Authorization, which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, has or would reasonably be expected to result in a Material Adverse Effect.

3.12  Intellectual Property. The Company and its subsidiaries own, or have rights to use, all material inventions, patent applications, patents, trademarks, trade names, service names, service marks, copyrights, trade secrets, know how (including unpatented and/or unpatentable proprietary of confidential information, systems or procedures) and other intellectual property that is necessary for, or used in the conduct of their respective businesses (collectively, “Intellectual Property”), except where any failure to own, possess or acquire such Intellectual Property has not had, and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Intellectual Property of the Company and its subsidiaries has not been adjudged by a court of competent jurisdiction to be invalid or unenforceable, in whole or in part. To the Company’s knowledge: (a) there are no third parties who have rights to any Intellectual Property, including no liens, security interests, or other encumbrances; and (b) there is no infringement by third parties of any Intellectual Property, except, in each case, which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. No action, suit, or other proceeding is pending, or, to the Company’s knowledge, is threatened: (i) challenging the Company’s or its subsidiaries’ rights in or to any Intellectual Property; (ii) challenging the validity, enforceability or scope of any Intellectual Property; or (iii) alleging that the Company or any of its subsidiaries infringes, misappropriates, or otherwise violates any patent, trademark, trade name, service name, copyright, trade secret or other proprietary rights of others, except, in each case, which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. The Company and its subsidiaries have complied in all material respects with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or any of its subsidiaries in all material respects, and to the Company’s knowledge all such agreements are in full force and effect. To the Company’s knowledge, there are no material defects in any of the patents or patent applications included in the Intellectual Property. The Company and its subsidiaries have taken all reasonable steps to protect, maintain and safeguard their Intellectual Property.

3.13  Employee Benefits. Except as would not be reasonably likely to result in a Material Adverse Effect, each Benefit Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, the Patient Protection and Affordable Care Act of 2010, as amended, and other applicable laws, rules and regulations. The Company and its subsidiaries are in compliance with all applicable federal, state and local laws, rules and regulations regarding employment, except for any failures to comply that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect. There is no labor dispute, strike or work stoppage against the Company or its subsidiaries pending or, to the knowledge of the Company, threatened which may interfere with the business activities of the Company, except where such dispute, strike or work stoppage is not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

3.14  Taxes. The Company and its subsidiaries have filed all federal, state and foreign income Tax Returns and other Tax Returns required to have been filed under applicable law (or extensions have been duly obtained) and have paid all Taxes required to have been paid by them, except for those which are being contested in good faith and except where failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No assessment in connection with United States federal tax returns has been made against the Company. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or reassessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect. No audits, examinations, or other proceedings with respect to any material amounts of Taxes of the Company and its subsidiaries are presently in progress or have been asserted or proposed in writing without subsequently being paid, settled or withdrawn. There are no liens on any of the assets of the Company. At all times since inception, the Company has been and continues to be classified as a corporation for U.S. federal income tax purposes. Neither the Company nor any of its subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)-2 during the period specified in Code Section 897(c)(1)(A)(ii).

3.15  Environmental Laws. The Company and its subsidiaries (a) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (b) have received all permits and other Governmental Authorizations required under applicable Environmental Laws to conduct their business and (c) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Company nor any of its subsidiaries has received since inception, any written notice or other communication (in writing or otherwise), whether from a governmental authority or other Person, that alleges that the Company or any subsidiary is not in compliance with any Environmental Law and, to the knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s or any subsidiary’s compliance in any material respects with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company: (i) no current or (during the time a prior property was leased or controlled by the Company) prior property leased or controlled by the Company or any subsidiary has received since inception, any written notice or other communication relating to property owned or leased at any time by the Company, whether from a governmental authority, or other Person, that alleges that such current or prior owner or the Company or any subsidiary is not in compliance with or violated any Environmental Law relating to such property and (ii) the Company has no material liability under any Environmental Law.

3.16  Title. Each of the Company and its subsidiaries has good and marketable title to all personal property owned by it that is material to the business of the Company, free and clear of all liens, encumbrances and defects except such as do not materially and adversely affect the value of such property and do not materially and adversely interfere with the use made and proposed to be made of such property by the Company or its subsidiaries, as the case may be. Any real property and buildings held under lease by the Company or its subsidiaries is held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company or its subsidiaries, as the case may be. The Company does not own any real property.

3.17  Insurance. The Company carries or is entitled to the benefits of insurance in such amounts and covering such risks that is customary for comparably situated companies and is adequate for the conduct of its business and the value of its real and personal properties (owned or leased) and tangible assets, and each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms of such insurance policies. Other than customary end- of-policy notifications from insurance carriers, since inception, the Company has not received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any material insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy.

3.18  Reserved.

3.19  Reserved.

3.20  Clinical Data and Regulatory Compliance. Except as would not reasonably be expected to result in a Material Adverse Effect: (a) the preclinical tests and clinical trials and other studies used to support regulatory approval (collectively, “Studies”) being conducted by or on behalf of, or sponsored by, the Company or its subsidiaries were (and, if still pending, are being) conducted in all material respects in accordance with the protocols, procedures and controls designed and approved for such Studies and with standard medical and scientific research procedures; (b) each description of the results of such Studies is accurate and complete in all material respects and fairly presents the data derived from such Studies, and the Company and its subsidiaries have no knowledge of any other studies the results of would be required to be disclosed in accordance with the Exchange Act; (c) the Company and its subsidiaries have made all such filings and obtained all such approvals as may be required by the FDA or from any other U.S. federal, state or local government or foreign government or Drug Regulatory Agency, or Institutional Review Board, each having jurisdiction over biopharmaceutical products (collectively, the “Regulatory Agencies”) for the conduct of its business; (d) neither the Company nor any of its subsidiaries has received any notice of, or correspondence from, any of the Regulatory Agencies requiring the termination or suspension of or imposing any clinical hold on any clinical trials; and (e) the Company and its subsidiaries have each operated and currently are in compliance in all material respects with all applicable rules, regulations and policies of the Regulatory Agencies.

3.21  Compliance with Health Care Laws. The Company and its subsidiaries are in compliance in all material respects with all Health Care Laws to the extent applicable to the current business of the Company and its subsidiaries or any of their respective activities. For purposes of this Agreement, “Health Care Laws” means: (a) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. Section 301 et seq.) and the Public Health Service Act (42 U.S.C. Section 201 et seq.), and the regulations promulgated thereunder; (b) all applicable federal, state, local and foreign health care fraud and abuse laws, including, without limitation, the Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)); (c) HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. Section 17921 et seq.); (d) the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010; (e) the European Union (“EU”) Clinical Trials Regulation (Regulation (EU) No. 536/2014); (f) the EU Regulation regarding community procedures for authorization and supervision of medicinal products for human and veterinary use and establishing a European Medicines Agency (Regulation (EC) No. 726/2004); (g) licensure, quality, safety and accreditation requirements under applicable federal, state, local or foreign laws or regulatory bodies; (h) all other local, state, federal, national, supranational and foreign laws, relating to the regulation of the Company or its subsidiaries, and (i) the regulations promulgated pursuant to such statutes and any state or non-U.S. counterpart thereof. Neither the Company nor any of its subsidiaries has received written or, to the Company’s knowledge, oral notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court or arbitrator or governmental or regulatory authority or third party alleging that any product operation or activity is in material violation of any Health Care Laws nor, to the Company’s knowledge, is any such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action threatened. The Company and its subsidiaries have filed, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Health Care Laws, and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and accurate on the date filed in all material respects (or were corrected or supplemented by a subsequent submission). Neither the Company nor any of its subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any governmental or regulatory authority. Additionally, neither the Company nor any of its subsidiaries nor any of their respective employees, officers, directors, or, to the knowledge of the Company, agents has been excluded, suspended or debarred from participation in any U.S. federal health care program or human clinical research or, to the knowledge of the Company, is subject to a governmental inquiry, investigation, proceeding, or other similar action that would reasonably be expected to result in debarment, suspension, or exclusion.

3.22  Accounting Controls and Disclosure Controls and Procedures. The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (a) that the Company maintains records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of assets, (b) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (c) that receipts and expenditures are made only in accordance with authorizations of management and the Board of Directors and (d) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. Since its inception, the Company has not identified any material weaknesses in the design or operation of the Company’s internal control over financial reporting. The Company’s “disclosure controls and procedures” (as defined in Rules 13a- 15(e) and 15d-15(e) of the Exchange Act) are designed to provide reasonable assurance that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

3.23  Price Stabilization of Common Stock. The Company has not taken, nor will it take, directly or indirectly, any action designed to stabilize or manipulate the price of the Common Stock to facilitate the sale or resale of the Shares.

3.24  Investment Company Act. The Company is not, and immediately after receipt of payment for the Securities will not be, an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.

3.25  General Solicitation; No Integration or Aggregation. Neither the Company nor any other person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of Securities pursuant to this Agreement. The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its knowledge, is or will be (a) integrated with the offer and sale of the Securities pursuant to this Agreement for purposes of the Securities Act or (b) aggregated with prior offerings by the Company for the purposes of the rules and regulations of Nasdaq. Assuming the accuracy of the representations and warranties of the Investors set forth in Section 4, neither the Company nor any of its Affiliates, its subsidiaries nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any Company security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby.

3.26  Brokers and Finders. Neither the Company nor any other Person authorized by the Company to act on its behalf has retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement.

3.27   Reliance by the Investors. The Company has a reasonable basis for making each of the representations set forth in this Section 3.27. The Company acknowledges that each of the Investors will rely upon the truth and accuracy of, and the Company’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Company set forth herein.

3.28  No Additional Agreements. There are no agreements or understandings between the Company and any Investor with respect to the transactions contemplated by the Transaction Agreements other than as specified in the Transaction Agreements.

3.29  Anti-Bribery and Anti-Money Laundering Laws; Sanctions. Each of the Company, its subsidiaries and, to the knowledge of the Company, any of their respective officers, directors, supervisors, managers, agents, or employees are and have at all times been in compliance with and its participation in the offering will not violate: (a) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other law, rule or regulation of similar purposes and scope, (b) anti-money laundering laws, including, but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti- money laundering, including, without limitation, Title 18 US. Code sections 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder, or (c) except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, any laws with respect to import and export control and economic sanctions, including the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and economic sanctions regulations and executive orders administered by the U.S. Department of the Treasury Office of Foreign Asset Control.

3.30  Cybersecurity. The Company and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted, and are free and clear of all material Trojan horses, time bombs, malware and other malicious code. The Company and its subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls designed to maintain and protect the confidentiality, integrity, availability, privacy and security of all sensitive, confidential or regulated data (“Confidential Data”) used or maintained in connection with their businesses and Personal Data (defined below), and the integrity, availability continuous operation, redundancy and security of all IT Systems. “Personal Data” means the following data used in connection with the Company’s and its subsidiaries’ businesses and in their possession or control: (a) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or other tax identification number, driver’s license number, passport number, credit card number or bank information; (b) information that identifies or may reasonably be used to identify an individual; (c) any information that would qualify as

“protected health information” under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”); and (d) any information that would qualify as “personal data,” “personal information” (or similar term) under the Privacy Laws. To the Company’s knowledge, there have been no breaches, outages or unauthorized uses of or accesses to the Company’s IT Systems, Confidential Data, or Personal Data that would require notification under Privacy Laws (as defined below).

3.31  Compliance with Data Privacy Laws. The Company and its subsidiaries are, and at all prior times were, in material compliance with all applicable state, federal and foreign data privacy and security laws and regulations regarding the collection, use, storage, retention, disclosure, transfer, disposal, or any other processing (collectively “Process” or “Processing”) of Personal Data, including without limitation HIPAA, the EU General Data Protection Regulation (“GDPR”) (Regulation (EU) No. 2016/679), all other local, state, federal, national, supranational and foreign laws relating to the regulation of the Company or its subsidiaries, and the regulations promulgated pursuant to such statutes and any state or non-U.S. counterpart thereof (collectively, the “Privacy Laws”). To ensure material compliance with the Privacy Laws, the Company and its subsidiaries have in place, comply with, and take all appropriate steps necessary to ensure compliance in all material respects with their policies and procedures relating to data privacy and security, and the Processing of Personal Data and Confidential Data (the “Privacy Statements”). The Company and its subsidiaries have, except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, at all times since inception provided accurate notice of their Privacy Statements then in effect to its customers, employees, third party vendors and representatives. None of such disclosures made or contained in any Privacy Statements have been materially inaccurate, misleading, incomplete, or in material violation of any Privacy Laws.

3.32  Transactions with Affiliates and Employees. No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company, on the other hand, that is required to be described in any forms, statements, certifications, reports and documents required to be filed or furnished with the SEC under the Exchange Act or the Securities Act that will not be so described in accordance with the Exchange Act following the Closing.

3.33  Shell Company. The Company is not, and has never been, an issuer that meets the description set forth under Rule 144(i)(1)(i).

3.34  Additional Representations and Warranties.

(a)As of the date hereof and as of the Closing Date, the representations and warranties of the Company contained in Section 3 of the Merger Agreement and in any certificate or other writing delivered by the Company pursuant thereto are true and correct as though given in accordance with Section 8.1 of the Merger Agreement.

(b)As of the date hereof and as of the Closing Date, to the Company’s knowledge, the representations and warranties of Parent contained in Section 4 of the Merger Agreement and in any certificate or other writing delivered by Parent pursuant thereto are true and correct as though given in accordance with Section 9.1 of the Merger Agreement.

(c)The information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement (as defined in the Merger Agreement), or supplied by or on behalf of the Company for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Securities Act (each a “Regulation M-A Filing”), will not, as of the time the Registration Statement or any such Regulation M-A Filing is filed with the SEC, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the SEC, as applicable, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Registration Statement not false or misleading. The information to be supplied by or on behalf of the Company for inclusion in the Registration Statement to be sent to the stockholders of Parent in connection with the meeting of Parent’s stockholders (the “Public Company Meeting”), shall not, on the date the proxy statement/prospectus included in the Registration Statement is first mailed to stockholders of Parent, at the time of the Public Company Meeting or at the Closing Date, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Registration Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Public Company Meeting that has become false or misleading.

4.Representations and Warranties of Each Investor. Each Investor, severally for itself and not jointly with any other Investor, represents and warrants to the Company that the statements contained in this Section 4 are true and correct as of the date of this Agreement and the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date):

4.1    Organization. The Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted.

4.2    Authorization. The Investor has all requisite corporate or similar power and authority to enter into this Agreement and the other Transaction Agreements to which it will be a party and to carry out and perform its obligations hereunder and thereunder. All corporate, member or partnership action on the part of such Investor or its stockholders, members or partners necessary for the authorization, execution, delivery and performance of this Agreement and the other Transaction Agreements to which it will be a party and the consummation of the other transactions contemplated in this Agreement has been taken. The execution, delivery and performance by such Investor of the Transaction Agreements to which such Investor is a party have been duly authorized and each has been duly executed. Assuming this Agreement constitutes the legal and binding agreement of the Company, this Agreement constitutes a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its respective terms, except as such enforceability may be limited or otherwise affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and/or similar laws relating to or affecting the rights of creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3    No Conflicts. The execution, delivery and performance of the Transaction Agreements by the Investor, the purchase of the Securities in accordance with their terms and the consummation by the Investor of the other transactions contemplated hereby will not conflict with or result in any violation of, breach or default by such Investor (with or without notice or lapse of time, or both) under, conflict with, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a material benefit under (a) any provision of the organizational documents of the Investor, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable or (b) any agreement or instrument, undertaking, credit facility, franchise, license, judgment, order, ruling, statute, law, ordinance, rule or regulations, applicable to such Investor or its respective properties or assets, except, in the case of clause (b), as would not, individually or in the aggregate, be reasonably expected to materially delay or hinder the ability of the Investor to perform its obligations under the Transaction Agreements.

4.4    Residency. The Investor’s residence (if an individual) or offices in which its investment decision with respect to the Securities was made (if an entity) are located at the address immediately below the Investor’s name on Exhibit A, except as otherwise communicated by the Investor to the Company.

4.5    Brokers and Finders. The Investor has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement whose fees the Company would be required to pay.

4.6    Investment Representations and Warranties. The Investor hereby represents and warrants that, it (a) as of the date of this Agreement is, if an entity, a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” as that term is defined in Rule 501(a) under Regulation D promulgated pursuant to the Securities Act; or (b) if an individual, is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D of the Securities Act and has such knowledge and experience in financial and business matters as to be able to protect its own interests in connection with an investment in the Securities. The Investor further represents and warrants that (x) it is capable of evaluating the merits and risk of such investment, and (y) that it has not been organized for the purpose of acquiring the Securities and is an “institutional account” as defined by FINRA Rule 4512(c). The Investor understands and agrees that the offering and sale of the Securities has not been registered under the Securities Act or any applicable state securities laws and is being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor’s representations as expressed herein.

4.7    Intent. The Investor is purchasing the Securities solely for the Investor’s own account and not for the account of others, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act without prejudice, however, to the Investor’s right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal and state securities laws. Notwithstanding the foregoing, if the Investor is purchasing the Securities as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account. The Investor has no present arrangement to sell the Securities to or through any person or entity. The Investor understands that the Securities must be held indefinitely unless such Securities are resold pursuant to a registration statement under the Securities Act or an exemption from registration is available. Nothing contained herein shall be deemed a representation or warranty by the Investor to hold the Securities for any period of time.

4.8    Investment Experience; Ability to Protect Its Own Interests and Bear Economic Risks. The Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has knowledge and experience in finance, securities, taxation, investments and other business matters as to be capable of evaluating the merits and risks of investments of the kind described in this Agreement and contemplated hereby, and the Investor has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as the Investor has considered necessary to make an informed investment decision.

The Investor acknowledges that the Investor (a) is a sophisticated investor, experienced in investing in private placements of equity securities and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (b) has exercised independent judgment in evaluating its participation in the purchase of the Securities. The Investor acknowledges that the Investor is aware that there are substantial risks incident to the purchase and ownership of the Securities, including those set forth in Parent’s filings with the SEC. Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for the Investor. The Investor is, at this time and in the foreseeable future, able to afford the loss of the Investor’s entire investment in the Securities and the Investor acknowledges specifically that a possibility of total loss exists.

4.9    Independent Investment Decision. The Investor understands that nothing in the Transaction Agreements or any other materials presented by or on behalf of the Company to the Investor in connection with the purchase of the Securities constitutes legal, tax or investment advice. The Investor has consulted such legal, tax and investment advisors as it, in such Investor’s sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities.

4.10  Securities Not Registered; Legends. The Investor acknowledges and agrees that the Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act, and the Investor understands that the Securities have not been registered under the Securities Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act, and that the Securities must continue to be held and may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration and in each case in accordance with any applicable securities laws of any state of the United States. The Investor understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the Securities Act depend on the satisfaction of various conditions including, but not limited to, the time and manner of sale, the holding period and on requirements relating to the Company which are outside of the Investor’s control and which the Company may not be able to satisfy, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts. The Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Securities. The Investor acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment.

The Investor understands that any certificates or book entry notations evidencing the Securities may bear one or more legends in substantially the following form and substance:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT, (II) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT, (III) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT, OR (IV) THE SECURITIES ARE TRANSFERRED WITHOUT CONSIDERATION TO AN AFFILIATE OF SUCH HOLDER OR A CUSTODIAL NOMINEE (WHICH FOR THE AVOIDANCE OF DOUBT SHALL REQUIRE NEITHER CONSENT NOR THE DELIVERY OF AN OPINION).”

In addition, the Securities may contain a legend regarding affiliate status of the Investor, if applicable.

4.11  Reserved.

4.12  No General Solicitation. The Investor acknowledges and agrees that the Investor is purchasing the Securities directly from the Company. The Investor became aware of this offering of the Securities solely by means of direct contact from the Company as a result of a pre-existing, substantive relationship with the Company, and/or their respective advisors (including, without limitation, attorneys, accountants, bankers, consultants and financial advisors), agents, control persons, representatives, Affiliates, directors, officers, managers, members, and/or employees, and/or the representatives of such persons. The Securities were offered to the Investor solely by direct contact between Investor and the Company and/or its representatives. The Investor did not become aware of this offering of the Securities, nor were the Securities offered to the Investor, by any other means, and none of the Company and/or its representatives acted as investment advisor, broker or dealer to the Investor. The Investor is not purchasing the Securities as a result of any general or public solicitation or general advertising, or publicly disseminated advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or presented at any seminar or any other general solicitation or general advertisement, including any of the methods described in Section 502(c) of Regulation D under the Securities Act.

4.13  Access to Information. In making its decision to purchase the Securities, such Investor has relied solely upon independent investigation made by such Investor, upon the representations, warranties and covenants set forth herein. Such Investor acknowledges and agrees that the Investor and such Investor’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information from the Company regarding Parent, the Company, their respective businesses and the terms and conditions of the offering of the Securities as the Investor and the Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities and that the Investor has independently made its own analysis and decision to invest in the Company. Neither such inquiries nor any other due diligence investigation conducted by the Investor shall modify, limit or otherwise affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement.

4.14  Certain Trading Activities. Other than consummating the transaction contemplated hereby, the Investor has not, nor has any Person acting on behalf of or pursuant to any understanding with the Investor, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that the Investor was first contacted by the Company or any other Person regarding the transaction contemplated hereby and ending immediately prior to the date of this Agreement. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of the assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. Furthermore, in the case of an Investor whose investment advisor utilized an information barrier with respect to the information regarding the transactions contemplated hereunder after first being contacted by the Company or such other Person representing the Company, the representation set forth above shall only apply after the point in time when the portfolio manager who manages such Investor’s assets was informed of the information regarding the transactions contemplated hereunder and, with respect to the Investor’s investment advisor, the representation set forth above shall only apply with respect to any purchases or sales, including Short Sales, of the securities of the Company on behalf of other funds or investment vehicles for which the Investor’s investment advisor is also an investment advisor or subadvisor after the point in time when the portfolio manager who manages the assets of such other funds or investment vehicles for which the Investor’s investment advisor is also an investment advisor or sub-advisor was informed of the information regarding the transactions contemplated hereunder. Other than to other Persons party to this Agreement and to its advisors and agents who had a need to know such information, the Investor has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

5.	Covenants.

5.1    Further Assurances. Prior to the Closing, each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be necessary to effectuate the intents and purposes of this Agreement, subject to the terms and conditions of this Agreement and compliance with applicable law, including taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist the other parties hereto in complying with the terms of this Agreement. The Investor acknowledges that the Company will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Agreement. Prior to the Closing, the Investor agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 4 are no longer accurate and the Company agrees to promptly notify each Investor if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 3 are no longer accurate.

5.2    Listing. The Company shall use commercially reasonable efforts (a) to cause Parent to maintain the listing and trading of the common stock, $0.0001 par value per share, of Parent (“Parent Common Stock”) on The Nasdaq Capital Market and, in accordance therewith, will use reasonable best efforts to cause Parent to comply in all material respects with Parent’s reporting, filing and other obligations under the rules and regulations of Nasdaq, and (b) to obtain approval of the listing of the shares of Parent Common Stock issued in exchange for the Initial Shares and Pre-Funded Warrant Shares.

5.3    Disclosure of Transactions.

(a)The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Agreement (provided that, if this Agreement is executed between midnight and 9:00 a.m., New York City time on any Business Day, no later than 9:01 a.m. on the date of this Agreement), issue a press release and ensure that Parent shall substantially contemporaneously file with the SEC a Current Report on Form 8-K (including, if applicable, all exhibits thereto, the “Disclosure Document” and the actual filing of such press release and/or Current Report on Form 8-K, the “Disclosure Time”) disclosing (i) all material terms of the transactions contemplated hereby and by the other Transaction

Agreements and attaching this Agreement and the other Transaction Agreements as exhibits to such Disclosure Document, and (ii) all material non-public information concerning the Company and the transactions contemplated hereby or the transactions contemplated by the Merger Agreement disclosed to the Investors prior to the Disclosure Time. Following the Disclosure Time, no Investor shall be in possession of any material non-public information concerning the Company disclosed to the Investors by the Company or its representatives. The Company understands and confirms that the Investors will rely on the foregoing representation in effecting securities transactions. Notwithstanding anything in this Agreement to the contrary, the Company shall not disclose the name of any Investor or any of its Affiliates or advisors, or include the name of any Investor or any of its Affiliates or advisors in any marketing materials (whether or not made publicly available), press release, public announcement or filing with the SEC (other than any registration statement contemplated by the Registration Rights Agreement, which shall be subject to review of the Investors in accordance with the terms of the Registration Rights Agreement) or any regulatory agency, without the prior written consent of the Investor, except (i) as required by the federal securities law in connection with (A) any registration statement contemplated by the Registration Rights Agreement and (B) the filing of final Transaction Agreements with the SEC or pursuant to other routine proceedings of regulatory authorities, or (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of The Nasdaq Capital Market.

5.4    Integration. The Company shall not, and shall use its commercially reasonable efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Investors, or that will be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any National Exchange such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

5.5    Removal of Legends.

(a)In connection with any sale, assignment, transfer or other disposition of Shares by an Investor pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the purchaser acquires freely tradable shares and upon compliance by the Investor with the requirements of this Agreement, if requested by the Investor by notice to the Company, the Company shall request the Transfer Agent to remove any restrictive legends related to the book entry account holding such Shares and make a new, unlegended entry for such book entry Shares sold or disposed of without restrictive legends as soon as reasonably practicable (expected to be within three (3) Business Days) following any such request therefor from such Investor, provided that the Company has timely received from such Investor customary representations and other documentation reasonably acceptable to the Company in connection therewith. The Company shall be responsible for the fees of its Transfer Agent and its legal counsel associated with such legend removal.

(b)Subject to receipt from the Investor by the Company and the Transfer Agent of customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, upon the earliest of such time as the Initial Shares or any other Shares (i) have been registered under the Securities Act pursuant to an effective registration statement, (ii) have been sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) without the requirement for the Company to be in compliance with the current public information requirements under Rule 144(c)(1) (or any successor provision), the Company shall, in accordance with the provisions of this Section 5.5(b) and as soon as reasonably practicable following any request therefor from an Investor accompanied by such customary and reasonably acceptable documentation referred to above, (A) deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry shares and (B) cause its counsel to deliver to the Transfer Agent one or more opinions to the effect that the removal of such legends in such circumstances may be effected under the Securities Act if required by the Transfer Agent to effect the removal of the legend in accordance with the provisions of this Agreement.

5.6    Withholding Taxes. Each Investor agrees to furnish the Company with any information, representations and forms as shall reasonably be requested by the Company from time to time to assist the Company in complying with any applicable tax law (including any withholding obligations).

5.7    Fees and Commissions. The Company shall be solely responsible for the payment of any placement agent’s fees, financial advisory fees, or broker’s commissions (other than for Persons engaged by an Investor) relating to or arising out of the transactions contemplated hereby in accordance with the engagement letter relating hereto.

5.8    No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the Company’s obligations to the Investors under the Transaction Agreements.

5.9    Indemnification.

(a)The Company agrees to indemnify and hold harmless each Investor and its Affiliates, and their respective directors, officers, trustees, members, managers, employees, investment advisors and agents (collectively, the “Indemnified Persons”), from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented attorney fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) to which such Indemnified Person may become subject as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under the Transaction Agreements, and will reimburse any such Indemnified Person for all such amounts as they are incurred by such Indemnified Person solely to the extent such amounts have been finally judicially determined not to have resulted from such Person’s fraud or willful misconduct.

(b)Any person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the indemnified party in respect of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing, or wrongdoing or malfeasance by or on behalf of, the indemnified party. No indemnified party will, except with the consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement.

5.10  Form S-4. From the date hereof until the Closing Date, the Company shall use commercially reasonable efforts to ensure the Registration Statement will register the issuance of the shares of Parent Common Stock to be issued, subject to and in accordance with the terms of the Merger Agreement, in exchange for the Initial Shares and the Pre-Funded Warrant Shares.

5.11  Reservation of Common Stock. As of the date of this Agreement, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue the Pre-Funded Warrant Shares that are issuable upon the exercise of the Pre-Funded Warrants, if any.

5.12  No Amendment or Waiver of Merger Agreement Terms. The Company shall not amend, modify or waive (or fail to contest an action regarding a breach of) any provision of the Merger Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that an Investor would reasonably expect to receive pursuant to this Agreement without the prior written consent of the Investor Majority, it being agreed that any amendment or modification to the definition of “Company Valuation” or “Company Outstanding Shares” shall be deemed to materially and adversely affect the benefits that the Investors would reasonably expect to receive under this Agreement.

5.13  Legend Removal. The restrictive legends described in Section 4.10 shall promptly be removed in accordance with applicable securities laws and, if applicable, the relevant provisions of the Registration Rights Agreement following the closing of the Merger. The shares of Parent Common Stock to be received in the Merger in exchange for the Shares and the Pre-Funded Warrant Shares will be issued in book-entry form, free and clear of any liens or other restrictions whatsoever (subject to applicable securities laws).

5.14  Stockholder Approval. The Company shall use its best efforts to solicit its stockholders’ approval of the Merger and to cause the Board of Directors to recommend to the stockholders that they approve such resolution.

6.	Conditions of Closing.

6.1    Conditions to the Obligation of the Investors. The several obligations of each Investor to consummate the transactions to be consummated at the Closing, and to purchase and pay for the Securities being purchased by it at the Closing pursuant to this Agreement, are subject to the satisfaction or waiver in writing of the following conditions precedent:

(a)Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all material respects, except for those representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date, except for those representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects as of such earlier date.

(b)Performance. The Company shall have performed in all material respects the obligations and conditions herein required to be performed or observed by the Company on or prior to the Closing Date.

(c)No Injunction. The purchase of and payment for the Securities by each Investor shall not be prohibited or enjoined by any law or governmental or court order or regulation and no such prohibition shall have been threatened in writing.

(d)Consents. The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the Securities, all of which shall be in full force and effect.

(e)Transfer Agent. The Company shall have furnished all required materials to the Transfer Agent to reflect the issuance of the Initial Shares at the Closing.

(f)Adverse Changes. Since the date of this Agreement, no event or series of events shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect or a Company Material Adverse Effect (as defined in the Merger Agreement).

(g)Opinion of Company Counsel. The Company shall have delivered to the Investors the opinion of Gibson, Dunn & Crutcher LLP, dated as of the Closing Date, in customary form and substance to be reasonably agreed upon with the Investor Majority and addressing such legal matters as the Investor Majority and the Company reasonably agree.

(h)Compliance Certificate. An authorized officer of the Company shall have delivered to the Investors at the Closing Date a certificate, certifying that the conditions specified in Sections 6.1(a) (Representations and Warranties), 6.1(b) (Performance), 6.1(c) (No Injunction), 6.1(d) (Consents), 6.1(f) (Adverse Changes), 6.1(k) (Registration Statement; No Stop Orders) 6.1(l) (Nasdaq), and 6.1(m) (Merger) of this Agreement have been fulfilled.

(i)Secretary’s Certificate. The Secretary of the Company shall have delivered to the Investors at the Closing Date a certificate certifying (i) the Certificate of Incorporation, (ii) the Bylaws, and (iii) resolutions of the Company’s Board of Directors (or an authorized committee thereof) approving this Agreement, the other Transaction Agreements, the transactions contemplated by this Agreement and the issuance of the Securities and the Pre-Funded Warrant Shares.

(j)Registration Rights Agreement. The Company shall have executed and delivered the Registration Rights Agreement in the form attached hereto as Exhibit C (the “Registration Rights Agreement”) to the Investors.

(k)Registration Statement; No Stop Orders. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Registration Statement shall have been initiated or threatened in writing by the SEC or its staff. The Parent Common Stock shall be listed on the National Exchange and shall not have been suspended, as of the Closing Date, by the SEC or the National Exchange from trading thereon.

(l)Nasdaq. The Nasdaq Listing Application (as defined in the Merger Agreement) shall have been approved by Nasdaq and the shares of Parent Common Stock to be issued upon conversion of the Shares pursuant to the Merger Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

(m)Merger. All conditions to the closing of the Merger shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder. The Merger Agreement shall not have been amended or modified, and the Company shall not have waived any provision thereunder, in each case in a manner that would reasonably be expected to materially and adversely affect the benefits that an Investor would reasonably expect to receive under this Agreement without having received the prior written consent of the Investor Majority.

6.2Conditions to the Obligation of the Company. The obligation of the Company to consummate the transactions to be consummated at the Closing, and to issue and sell to each Investor the Securities to be purchased by it at the Closing pursuant to this Agreement, is subject to the satisfaction or waiver in writing of the following conditions precedent:

(a)Representations and Warranties. The representations and warranties of each Investor in Section 4 hereto shall be true and correct on and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date, except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date, and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations, warranties, covenants and agreements of the Investor contained in this Agreement as of the Closing Date.

(b)Performance. Each Investor shall have performed or complied with in all material respects all obligations and conditions herein required to be performed or observed by such Investor on or prior to the Closing Date.

(c)Injunction. The purchase of and payment for the Securities by each Investor shall not be prohibited or enjoined by any law or governmental or court order or regulation.

(d)Registration Rights Agreement. Each Investor shall have executed and delivered the Registration Rights Agreement to the Company in the form attached as Exhibit C.

(e)Payment. Except as may be agreed to among the Company and one or more Investors in accordance with Section 2.2, the Company shall have received payment, by wire transfer of immediately available funds, in the full amount of the purchase price for the number of Securities being purchased by each Investor at the Closing as set forth in Exhibit A.

7.	Termination.

7.1Termination. The obligations of the Company, on the one hand, and each Investor, on the other hand, to effect the Closing shall terminate as follows:

(i)Upon the mutual written consent of the Company and the Investor Majority prior to the Closing;

(ii)By the Company, if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment and shall not have been waived by the Company;

(iii)By an Investor (with respect to itself only) if any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment and shall not have been waived by such Investor; or

(iv)By either the Company or an Investor (with respect to itself only) if the Closing has not occurred on or before September 17, 2026;

provided, however, that, in the case of clauses (ii) and (iii) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in the Transaction Agreements if such breach has resulted in the circumstances giving rise to such party’s seeking to terminate its obligation to effect the Closing.

7.2Notice. In the event of termination by the Company or the Investor of its obligations to effect the Closing pursuant to Section 7.1, written notice thereof shall be given to other Investors by the Company. Nothing in this Section 7 shall be deemed to release any party from any liability for any breach by such party of the other terms and provisions of the Transaction Agreements or to impair the right of any party to compel specific performance by any other party of its other obligations under the Transaction Agreements.

8.	Miscellaneous Provisions.

8.1Public Statements or Releases. Except as set forth in Section 5.3, neither the Company nor any Investor shall make any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein without the prior consent of the other party (which consent shall not be unreasonably withheld) other than filings pursuant to Section 13 and/or Section 16 of the Exchange Act, which, for avoidance of doubt, shall not require the Company’s consent; provided that the Company shall not publicly disclose the name of any Investor or any Affiliate or investment advisor of any Investor without such Investor’s prior written consent (email being sufficient).

8.2Notices. Any notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to be given (a) when delivered if personally delivered to the party for whom it is intended, (b) when delivered, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, provided no rejection or undeliverable notice is received, (c) three (3) days after having been sent by certified or registered mail, return-receipt requested and postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt:

(a)If to the Company, addressed as follows:

Yarrow Bioscience, Inc.
40 10th Avenue, Floor 7
New York, NY 10014
Attention: Rebecca Frey, Chief Executive Officer Email:

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600
San Francisco, CA 94111

Attention: Ryan Murr, Melanie Neary

Email: rmurr@gibsondunn.com, mneary@gibsondunn.com

(b)If to any Investor, at its address or e-mail address set forth on Exhibit A, or such address as subsequently modified by written notice given in accordance with this Section 8.2.

Any Person may change the address to which notices and communications to it are to be addressed by notification as provided for herein.

8.3Consent to Electronic Notice. Each Investor consents to the delivery of any stockholder notice pursuant to Section 232 of the Delaware General Corporation Law, as amended or superseded from time to time, at the e-mail address set forth below the Investor’s name on the signature page or Exhibit A, as updated from time to time by notice to the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected e-mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each party agrees to promptly notify the other parties of any change in its e-mail address, and that failure to do so shall not affect the foregoing.

8.4Severability. If any part or provision of this Agreement is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

8.5Governing Law; Submission to Jurisdiction; Venue; Waiver of Trial by Jury.

(a)This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to choice of laws or conflicts of laws provisions thereof that would require the application of the laws of any other jurisdiction.

(b)The Company and each of the Investors hereby irrevocably and unconditionally:

(i)submits for itself and its property in any legal action or proceeding relating solely to this Agreement or the transactions contemplated hereby, to the general jurisdiction of the any state court or United States Federal court sitting in the City of Wilmington in the State of Delaware;

(ii)consents that any such action or proceeding may be brought in such courts, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same to the extent permitted by applicable law;

(iii)agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the party, as the case may be, at its address set forth in Section 8.2 or at such other address of which the other party shall have been notified pursuant thereto;

(iv)agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction for recognition and enforcement of any judgment or if jurisdiction in the courts referenced in the foregoing clause (i) are not available despite the intentions of the parties hereto;

(v)agrees that final judgment in any such suit, action or proceeding brought in such a court may be enforced in the courts of any jurisdiction to which such party is subject by a suit upon such judgment, provided that service of process is effected upon such party in the manner specified herein or as otherwise permitted by law;

(vi)agrees that to the extent that such party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, such party hereby irrevocably waives such immunity in respect of its obligations under this Agreement, to the extent permitted by law; and

(vii)irrevocably and unconditionally waives trial by jury in any legal action or proceeding in relation to this Agreement.

8.6Waiver. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

8.7Expenses. Except as expressly set forth in the Transaction Agreements to the contrary, each party shall pay its own out-of-pocket fees and expenses, including the fees and expenses of attorneys, accountants and consultants employed by such party, incurred in connection with the proposed investment in the Securities and the consummation of the transactions contemplated thereby; provided, however, that the Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company), stamp taxes and other taxes (other than income taxes) and duties levied in connection with the delivery of any Securities to the Investors.

8.8Assignment. None of the parties may assign its rights or obligations under this Agreement or designate another person (a) to perform all or part of its obligations under this Agreement or (b) to have all or part of its rights and benefits under this Agreement, in each case without the prior written consent of (x) the Company, in the case of an Investor, and (y) the Investors, in the case of the Company, provided that an Investor may, without the prior consent of the Company, assign its rights to purchase the Securities hereunder to any of its Affiliates or to any other investment funds or accounts managed or advised by the investment manager who acts on behalf of such Investor (provided each such assignee agrees to be bound by the terms of this Agreement and makes the same representations and warranties set forth in Section 4 hereof). In the event of any assignment in accordance with the terms of this Agreement, the assignee shall specifically assume and be bound by the provisions of this Agreement by executing a writing agreeing to be bound by and subject to the provisions of this Agreement and shall deliver an executed counterpart signature page to this Agreement and, notwithstanding such assumption or agreement to be bound hereby by an assignee, no such assignment shall relieve any party assigning any interest hereunder from its obligations or liability pursuant to this Agreement unless expressly consented to by the Company.

8.9Confidential Information.

(a)Each Investor covenants that until such time as the transactions contemplated by this Agreement and any material non-public information provided to such Investor are publicly disclosed by the Company in accordance with Section 5.3, such Investor will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction), other than to such Investor’s outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by law.

(b)The Company may request from the Investors such reasonable and customary additional information as the Company may deem necessary to evaluate the eligibility of the Investor to acquire the Securities, and the Investor shall promptly provide such information as may reasonably be requested to the extent readily available; provided that the Company agrees to keep any such information provided by the Investor confidential, except (i) as required by the federal securities laws, rules or regulations and (ii) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the SEC or regulatory agency or under the regulations of Nasdaq. The Investor acknowledges that Parent and/or the Company may file a form of this Agreement and the Registration Rights Agreement with the SEC as exhibits to a periodic report or a registration statement of Parent and/or the Company.

8.10  Reserved.

8.11  Third Parties. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, claims, benefits, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including, without limitation, any partner, member, shareholder, director, officer, employee or other beneficial owner of any party to this Agreement, in its own capacity as such or in bringing a derivative action on behalf of a party to this Agreement) shall have any standing as a third-party beneficiary with respect to this Agreement or the transactions contemplated hereby, except as expressly set forth in this Agreement. Notwithstanding the foregoing, the Indemnified Persons are intended third-party beneficiaries of Section 5.10.

8.12  Independent Nature of Investors’ Obligations and Right. The obligations of each Investor under this Agreement are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance obligations of any other Investor under this Agreement. Nothing contained herein, and no action taken by any Investor pursuant hereto, shall be deemed to constitute the Investors as, and the Company acknowledges that the Investors do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group (including a “group” within the meaning of Section 13(d)(3) of the 1934 Act), and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement and the Company acknowledges that the Investors are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. It is expressly understood that each provision contained in this Agreement is between the Company and an Investor, solely, and not between the Company and the Investors collectively and not between and among the Investors. The Company acknowledges and each Investor confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Investor also acknowledges that Gibson, Dunn & Crutcher LLP has not rendered legal advice to such Investor. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The Company has elected to provide all Investors with the same terms and Transaction Agreements for the convenience of the Company and not because it was required or requested to do so by any Investor.

8.13  Headings. The titles, subtitles and headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

8.14  Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf signature including any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.

8.15  Entire Agreement; Amendments. This Agreement and the other Transaction Agreements (including all schedules and exhibits hereto and thereto) constitute the entire agreement between the parties hereto respecting the subject matter hereof and thereof and supersede all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof and thereof, whether written or oral. No amendment, modification, alteration, waiver or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company and the Investor Majority. Notwithstanding the foregoing, this Agreement may not be amended and the observance of any term of this Agreement may not be waived with respect to any Investor without the written consent of such Investor unless such amendment or waiver applies to all Investors in the same fashion. The Company, on the one hand, and each Investor, on the other hand, may by an instrument signed in writing by such parties waive the performance, compliance or satisfaction by such Investor or the Company, respectively, with any term or provision of this Agreement or any condition hereto to be performed, complied with or satisfied by such Investor or the Company, respectively. For the avoidance of doubt, an amendment to this Agreement after the date hereof allowing for the sale of additional Securities (“Additional Securities”) to one or more Persons (whether or not an existing Investor) shall only require the approval of the Company and the Investor Majority.

8.16  Survival. The covenants, representations and warranties made by each party hereto contained in this Agreement shall survive the Closing and the delivery of the Securities in accordance with their respective terms. Each Investor shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

8.17  Contract Interpretation. This Agreement is the joint product of each Investor and the Company and each provision of this Agreement has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

8.18  Arm’s Length Negotiations. For the avoidance of doubt, the parties acknowledge and confirm that the terms and conditions of the Securities were determined as a result of arm’s-length negotiations.

8.19  Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

COMPANY:

YARROW BIOSCIENCE, INC.

By:
Name:
Title:

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

INVESTOR:

[NAME]

By:
Name:
Title:
Beneficial Ownership Limitation: [●]

[Signature Page to Securities Purchase Agreement]

EXHIBIT A

INVESTORS

EXHIBIT B

FORM OF PRE-FUNDED WARRANT

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF THIS WARRANT (THE “SECURITIES”) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT, (II) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT, (III) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT, OR (IV) THE SECURITIES ARE TRANSFERRED WITHOUT CONSIDERATION TO AN AFFILIATE OF SUCH HOLDER OR A CUSTODIAL NOMINEE (WHICH FOR THE AVOIDANCE OF DOUBT SHALL REQUIRE NEITHER CONSENT NOR THE DELIVERY OF AN OPINION).

FORM OF PRE-FUNDED WARRANT TO PURCHASE COMMON STOCK

Number of Shares: [●]
(subject to adjustment)

Warrant No. [●]	Original Issue Date: [●], 20[ ]

Yarrow Bioscience, Inc., a Delaware corporation (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [●] or its registered assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company up to a total of [●] shares of common stock, $0.0001 par value per share (the “Common Stock”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”), as adjusted from time to time as provided in Section 9, at an exercise price per share equal to $0.0001 (the “Exercise Price”), upon surrender of this Pre-Funded Warrant to Purchase Common Stock (including any Warrants to Purchase Common Stock issued in exchange, transfer or replacement hereof, the “Warrant”) at any time and from time to time on or after the date hereof (the “Original Issue Date”), subject to the following terms and conditions:

This Warrant is one of a series of similar warrants issued pursuant to that certain Securities Purchase Agreement, dated December 17, 2025, by and among the Company and the Investors identified therein (the “Purchase Agreement”).

1.Definitions. For purposes of this Warrant, the following terms shall have the following meanings: “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediates, controls, is controlled by or is under common control with such Person.

“Attribution Parties” means, collectively, the following Persons and entities: (i) any direct or indirect Affiliates of the Holder, (ii) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the date hereof, directly or indirectly managed or advised by the Holder’s investment manager, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any Attribution Parties and (iv) any other Persons whose beneficial ownership of the Company’s Common Stock would or could be aggregated with the Holder’s and/or any other Attribution Parties for purposes of Section 13(d) or Section 16 of the Exchange Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage (as defined below).

“Closing Sale Price” means, for any security as of any date, the last trade price for such security on the Principal Trading Market for such security, as reported by Bloomberg Financial Markets, or, if such Principal Trading Market begins to operate on an extended hours basis and does not designate the last trade price, then the last trade price of such security prior to 4:00 P.M., New York City time, as reported by Bloomberg Financial Markets, or if the foregoing do not apply, the last trade price of such security in the over-the- counter market on the electronic bulletin board for such security as reported by Bloomberg Financial Markets. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then the Board of Directors of the Company shall use its good faith judgment to determine the fair market value. The Board of Directors’ determination shall be binding upon all parties absent demonstrable error. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

“Commission” means the U.S. Securities and Exchange Commission.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

“Group” shall have the meaning ascribed to it in Section 13(d) of the Exchange Act, and all related rules, regulations and jurisprudence.

“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated or unincorporated association, joint venture, government (or an agency or subdivision thereof) or any other entity or organization.

“Principal Trading Market” means the national securities exchange or other trading market on which the Common Stock is primarily listed on and quoted for trading, which, as of the Original Issue Date, shall be the Nasdaq Capital Market.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

“Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, for the Principal Trading Market with respect to the Common Stock that is in effect on the date of delivery of an applicable Exercise Notice (as defined below), which as of the Original Issue Date was “T+1.”

“Trading Day” means any weekday on which the Principal Trading Market is normally open for trading.

“Transfer Agent” means Equiniti Trust Company, LLC, the Company’s transfer agent and registrar for the Common Stock, and any successor appointed in such capacity.

2.Issuance of Securities; Registration of Warrants. The Company shall register ownership of this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder (which shall include the initial Holder or, as the case may be, any assignee to which this Warrant is permissibly assigned hereunder) from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

3.Registration of Transfers. This Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Subject to compliance with all applicable securities laws, the Company shall, or will cause its Transfer Agent to, register the transfer of all or any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, and payment for all applicable transfer taxes (if any). Upon any such registration or transfer, a new warrant to purchase Common Stock in substantially the form of this Warrant (any such new warrant, a “New Warrant”) evidencing the portion of this Warrant so transferred shall be issued to the transferee, and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations in respect of the New Warrant that the Holder has in respect of this Warrant. The Company shall, or will cause its Transfer Agent to, prepare, issue and deliver at the Company’s own expense any New Warrant under this Section 3. Until due presentment for registration of transfer, the Company may treat the registered Holder hereof as the owner and holder for all purposes, and the Company shall not be affected by any notice to the contrary.

4.Exercise of Warrants.

(a)All or any part of this Warrant shall be exercisable by the registered Holder in any manner permitted by this Warrant (including Section 11) at any time and from time to time on or after the Original Issue Date, and such rights shall not expire until exercised in full.

(b)The Holder may exercise this Warrant by delivering to the Company (i) an exercise notice, in the form attached as Schedule 1 hereto (the “Exercise Notice”), completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised (which may take the form of a “cashless exercise” if so indicated in the Exercise Notice pursuant to Section 10 below), and the date on which the last of such items is delivered to the Company (as determined in accordance with the notice provisions hereof) is an “Exercise Date.” The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares, if any. The delivery by (or on behalf of) the Holder of the Exercise Notice and the applicable Exercise Price as provided above shall constitute the Holder’s certification to the Company that its representations contained in Sections 4.1 and 4.3 through 4.14 of the Purchase Agreement are true and correct as of the Exercise Date as if remade in their entirety (or, in the case of any transferee Holder that is not a party to the Purchase Agreement, such transferee Holder’s certification to the Company that such representations are true and correct as to such transferee Holder as of the Exercise Date).

(c)The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this section, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

5.Delivery of Warrant Shares.

(a)Upon exercise of this Warrant, the Company shall promptly (but in no event later than the number of Trading Days comprising the Standard Settlement Period following the Exercise Date), upon the request of the Holder, cause the Transfer Agent to credit such aggregate number of shares of Common Stock specified by the Holder in the Exercise Notice and to which the Holder is entitled pursuant to such exercise (the “Exercise Shares”) to (i) the Holder’s or its designee’s balance account with The Depository Trust Company (“DTC”) through its Deposit Withdrawal At Custodian system or (ii) in book-entry form via a direct registration system maintained by or on behalf of the Transfer Agent, in each case, so long as either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or the resale of such Warrant Shares by the Holder or (B) the Exercise Shares are eligible for resale by the Holder without volume or manner-of-sale restrictions pursuant to Rule 144 promulgated under the Securities Act (assuming cashless exercise of this Warrant). If (A) and (B) above are not true, the Company shall cause the Transfer Agent to either (i) record the Exercise Shares in the name of the Holder or its designee on the certificates reflecting the Exercise Shares with an appropriate legend regarding restriction on transferability, which shall be issued and dispatched by overnight courier to the address as specified in the Exercise Notice, and on the Company’s share register or (ii) issue such Exercise Shares in the name of the Holder or its designee in restricted book- entry form in the Company’s share register. The Holder, or any Person so designated by the Holder to receive Warrant Shares, shall be deemed to have become the holder of record of such Warrant Shares as of the Exercise Date, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account, the date of the book entry positions or the date of delivery of the certificates evidencing such Exercise Shares, as the case may be.

(b)In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to deliver to the Holder or its designee Exercise Shares in the manner required pursuant to Section 5(a) within the Standard Settlement Period following the Exercise Date (other than a failure caused by incorrect or incomplete information provided by Holder to the Company) and the Holder or the Holder’s broker on its behalf purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”) but did not receive within the Standard Settlement Period, then the Company shall, within two Trading Days after the Holder’s request and in the Holder’s sole discretion, promptly honor its obligation to deliver to the Holder or its designee the Exercise Shares pursuant to Section 5(a) and pay cash to the Holder in an amount equal to the excess (if any) of the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased in the Buy-In, less the product of (A) the number of shares of Common Stock purchased in the Buy-In, times (B) the Closing Sale Price of a share of Common Stock on the Exercise Date. The Holder shall provide the Company written notice promptly after the occurrence of a Buy-In, indicating the amounts payable to the Holder in respect of the Buy-In together with applicable confirmations and other evidence reasonably requested by the Company.

(c)To the extent permitted by law and subject to Section 5(b), the Company’s obligations to issue and deliver Warrant Shares in accordance with and subject to the terms hereof (including the limitations set forth in Section 11 below) are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance that might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares. Subject to Section 5(b), nothing herein shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Exercise Shares; provided, however, that the Holder shall not be entitled to both

(i) require the Company to reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not timely honored and (ii) receive the number of shares of Common Stock that would have been issued if the Company had timely complied with its delivery requirements under Section 5(a).

6.Charges, Taxes and Expenses. Issuance and delivery of Exercise Shares shall be made without charge to the Holder for any issue or transfer tax, transfer agent fee or other incidental tax or expense (excluding any applicable stamp duties) in respect of the issuance of such shares, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the registration of any Warrant Shares or the Warrants in a name other than that of the Holder or an Affiliate thereof. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

7.Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction (in such case) and, in each case, a customary and reasonable contractual indemnity, if requested by the Company. If a New Warrant is requested as a result of a mutilation of this Warrant, then the Holder shall deliver such mutilated Warrant to the Company as a condition precedent to the Company’s obligation to issue the New Warrant.

8.Reservation of Warrant Shares. The Company covenants that it will, at all times while this Warrant is outstanding, reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares that are initially issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of Persons other than the Holder (taking into account the adjustments and restrictions of Section 9). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and non-assessable. The Company will take all such action as may be reasonably necessary to assure that such shares of Common Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any securities exchange or automated quotation system upon which the Common Stock may be listed. The Company further covenants that it will not, without the prior written consent of the Holder, take any actions to increase the par value of the Common Stock at any time while this Warrant is outstanding.

9.Certain Adjustments. The number of Warrant Shares issuable upon exercise of this Warrant (the “Number of Warrant Shares”) is subject to adjustment from time to time as set forth in this Section 9.

(a)Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding, (i)pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock issued and outstanding on the Original Issue Date and in accordance with the terms of such stock on the Original Issue Date or as amended, that is payable in shares of Common Stock, (ii) subdivides its outstanding shares of Common Stock into a larger number of shares of Common Stock, (iii) combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock or (iv) issues by reclassification of shares of capital stock any additional shares of Common Stock of the Company, then in each such case the Number of Warrant Shares shall be multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately before such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, provided, however, that if such record date shall have been fixed and such dividend is not fully paid on the date fixed therefor, the Number of Warrant Shares shall be recomputed accordingly as of the close of business on such record date and thereafter the Number of Warrant Shares shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends. Any adjustment pursuant to clause (ii), (iii) or (iv) of this paragraph shall become effective immediately after the effective date of such subdivision, combination or issuance.

(b)Pro Rata Distributions. If, on or after the Original Issue Date, the Company shall declare or make any dividend or other pro rata distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property, options, evidence of indebtedness or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction, but, for the avoidance of doubt, excluding any distribution of shares of Common Stock subject to Section 9(a), any distribution of Purchase Rights (as defined below) subject to Section 9(c) and any Fundamental Transaction (as defined below) subject to Section 9(d)) (a “Distribution”) then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage (as defined below)) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution; provided, that to the extent that the Holder’s right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to such extent (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time or times as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation.

(c)Purchase Rights. If at any time on or after the Original Issue Date, the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property, in each case pro rata to the record holders of any class of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issuance or sale of such Purchase Rights; provided, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to such extent (and shall not be entitled to beneficial ownership of such Common Stock as a result of such Purchase Right (and beneficial ownership) to such extent) and at the Holder’s election, in its sole discretion, either (1) such Purchase Right to such extent shall be held in abeyance for the benefit of the Holder until such time or times as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right to be held similarly in abeyance) to the same extent as if there had been no such limitation or (2) the Company shall offer the Holder the right upon exercise of such Purchase Right to acquire a security (e.g. a pre-funded warrant) that would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage but will otherwise to the extent possible have economic and other rights, preferences and privileges substantially consistent and on par with the securities or other property issuable upon exercise of the originally offered Purchase Rights. As used in this Section 9(c), (i) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities and (ii) “Convertible Securities” mean any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for shares of Common Stock.

(d)Fundamental Transactions. If, at any time while this Warrant is outstanding (i) the Company effects any merger or consolidation of the Company with or into another Person, in which the Company is not the surviving entity or in which the stockholders of the Company immediately prior to such merger or consolidation do not own, directly or indirectly, at least 50% of the voting power of the surviving entity immediately after such merger or consolidation, (ii) the Company effects any sale to another Person of all or substantially all of its assets in one or a series of related transactions, (iii) pursuant to any tender offer or exchange offer (whether by the Company or another Person), holders of capital stock tender shares representing more than 50% of the voting power of the capital stock of the Company and the Company or such other Person, as applicable, accepts such tender for payment, (iv) the Company consummates a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the voting power of the capital stock of the Company (except for any such transaction in which the stockholders of the Company immediately prior to such transaction maintain, in substantially the same proportions, the voting power of such Person immediately after the transaction) or (v) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of Common Stock covered by Section 9(a) above) (in any such case, a “Fundamental Transaction”), then following such Fundamental Transaction the Holder shall have the right to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (including any Distributions or Purchase Rights then held in abeyance pursuant to Sections 9(b) or 9(c) above) without regard to any limitations on exercise contained herein (the “Alternate Consideration”). The Company shall not effect any Fundamental Transaction in which the Company is not the surviving entity or the Alternate Consideration includes securities of another Person unless (i) the Alternate Consideration is solely cash and the Company provides for the simultaneous “cashless exercise” of this Warrant pursuant to Section 10 below or (ii) prior to or simultaneously with the consummation thereof, any successor to the Company, surviving entity or other Person (including any purchaser of assets of the Company) shall assume the obligation to deliver to the Holder such Alternate Consideration as, in accordance with the foregoing provisions, the Holder may be entitled to receive, and the other obligations under this Warrant. The provisions of this paragraph (d) shall similarly apply to subsequent transactions analogous to a Fundamental Transaction type.

(e)Calculations. All calculations under this Section 9 shall be to the nearest share.

(f)Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 9, the Company at its expense will, at the written request of the Holder, promptly compute such adjustment, in good faith, in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Transfer Agent.

(g)Notice of Corporate Events. If, while this Warrant is outstanding, the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, including, without limitation, any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice of such transaction at least ten days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice. In addition, if while this Warrant is outstanding, the Company authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction contemplated by Section 9(d), other than a Fundamental Transaction under clause (iii) of Section 9(d), the Company shall deliver to the Holder a notice of such Fundamental Transaction at least 30 days prior to the date such Fundamental Transaction is consummated. Holder agrees to maintain any information disclosed pursuant to this Section 9(h) in confidence until such information is publicly available, and shall comply with applicable law with respect to trading in the Company’s securities following receipt of any such information.

10.Payment of Exercise Price. Notwithstanding anything contained herein to the contrary, the Holder may, in its sole discretion, satisfy its obligation to pay the Exercise Price through a “cashless exercise”, in which event the Company shall issue to the Holder the number of Warrant Shares in an exchange of securities effected pursuant to Section 3(a)(9) of the Securities Act, determined as follows:

X = Y [(A-B)/A]

where:

“X” equals the number of Warrant Shares to be issued to the Holder;

“Y” equals the total number of Warrant Shares with respect to which this Warrant is then being exercised;

“A” equals the Closing Sale Price of the shares of Common Stock (as reported by Bloomberg Financial Market) as of the Trading Day on the date immediately preceding the Exercise Date; and

“B” equals the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

For purposes of Rule 144 promulgated under the Securities Act, it is intended, understood and acknowledged that the Warrant Shares issued in a “cashless exercise” transaction shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the Original Issue Date (provided that the Commission continues to take the position that such treatment is proper at the time of such exercise). In the event that a registration statement registering the issuance of Warrant Shares is, for any reason, not effective at the time of exercise of this Warrant, then this Warrant may only be exercised through a cashless exercise, as set forth in this Section 10. If the Warrant Shares are issued in such a cashless exercise, the Company acknowledges and agrees that, in accordance with Section 3(a)(9) of the Securities Act, the Exercise Shares issued in such exercise shall take on the registered characteristics of the Warrants being exercised and may be tacked on to the holding period of the Warrants being exercised. Except as set forth in Section 5(b) (Buy-In Remedy) and Section 12 (No Fractional Shares), in no event will the exercise of this Warrant be settled in cash.

11.	Limitations on Exercise.

(a)Notwithstanding anything to the contrary contained herein, the Company shall not effect the exercise of any portion of this Warrant, and the Holder of this Warrant shall not have the right to exercise any portion of the Warrant, and any such exercise shall be null and void ab initio and treated as if the exercise had not been made, to the extent that immediately prior to or following such exercise, the Holder, together with the Attribution Parties, beneficially owns or would beneficially own as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder, in excess of [4.99][9.99]% (the “Maximum Percentage”) of the Common Stock that would be issued and outstanding following such exercise. For purposes of calculating beneficial ownership for determining whether the Maximum Percentage is or will be exceeded, the aggregate number of shares of Common Stock held and/or beneficially owned by the Holder together with the Attribution Parties, shall include the number of shares of Common Stock held and/or beneficially owned by the Holder together with the Attribution Parties plus the number of shares of Common Stock issuable upon exercise of the relevant Warrant with respect to which the determination is being made but shall exclude the number of shares of Common Stock which would be issuable upon (i) exercise of the remaining, unexercised Warrant held and/or beneficially owned by the Holder or the Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company held and/or beneficially owned by such Holder or any Attribution Party (including, without limitation, any convertible notes, convertible stock or warrants) that are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of this Section 11(a), beneficial ownership of the Holder or the Attribution Parties shall, except as set forth in the immediately preceding sentence, be calculated and determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder. For purposes of this Warrant, in determining the number of outstanding shares of Common Stock, a Holder of this Warrant may rely on the number of outstanding shares of Common Stock as reflected in (1) the Company’s most recent Form 10-K, Form 10-Q, Current Report on Form 8-K or other public filing with the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of shares of Common Stock outstanding (such issued and outstanding shares, the “Reported Outstanding Share Number”). For any reason at any time, upon the written or oral request of the Holder, the Company shall within one business day confirm orally and in writing or by electronic mail to the Holder the number of shares of Common Stock then outstanding. The Holder shall disclose to the Company the number of shares of Common Stock that it, together with the Attribution Parties holds and/or beneficially owns and has the right to acquire through the exercise of derivative securities and any limitations on exercise or conversion analogous to the limitation contained herein contemporaneously or immediately prior to submitting an Exercise Notice for the relevant Warrant. If the Company receives an Exercise Notice from the Holder at a time when the actual number of outstanding shares of Common Stock is less than the Reported Outstanding Share Number, the Company shall (i) notify the Holder in writing of the number of shares of Common Stock then outstanding and, to the extent that such Exercise Notice would otherwise cause the Holder’s, together with the Attribution Parties’, beneficial ownership, as determined pursuant to this Section 11(a), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Warrant Shares to be purchased pursuant to such Exercise Notice (the number of shares by which such purchase is reduced, the “Reduction Shares”) and (ii) as soon as reasonably practicable, the Company shall return to the Holder any exercise price paid by the Holder for the Reduction Shares. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder and the Attribution Parties since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of Common Stock to the Holder upon exercise of this Warrant results in the Holder, together with the Attribution Parties, being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding shares of Common Stock (as determined under Section 13(d) of the Exchange Act), the number of shares so issued by which the Holder’s, together with the Attribution Parties’, aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder and/or the Attribution Parties shall not have the power to vote or to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Company shall return to the Holder the exercise price paid by the Holder for the Excess Shares. By written notice to the Company, a Holder of this Warrant may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 19.99% specified in such notice; provided that any increase in the Maximum Percentage will not be effective until the 61st day after such notice is delivered to the Company and shall not negatively affect any partial exercise effected prior to such change.

(b)This Section 11 shall not restrict the number of shares of Common Stock which a Holder or the Attribution Parties may receive or beneficially own in order to determine the amount of securities or other consideration that such Holder or the Attribution Parties may receive in the event of a Fundamental Transaction as contemplated in Section 9(c) of this Warrant. For purposes of clarity, the shares of Common Stock issuable pursuant to the terms of this Warrant in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder or the Attribution Parties for any purpose including for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder or Section 16 of the Exchange Act and the rules promulgated thereunder, including Rule 16a-1(a)(1). No prior inability to exercise this Warrant pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 11 to the extent necessary to correct this paragraph or any portion of this paragraph which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 11 or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of this Warrant.

12.

No Fractional Shares. No fractional Warrant Shares will be issued in connection with any exercise of this Warrant. In lieu of any fractional shares that would otherwise be issuable, the number of Warrant Shares to be issued shall be rounded down to the next whole number and the Company shall pay the Holder in cash the fair market value (based on the Closing Sale Price) for any such fractional shares.

13.

Notices. Any and all notices or other communications or deliveries hereunder (including, without limitation, any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered confirmed e-mail at the e-mail address specified in the books and records of the Transfer Agent prior to 5:30 P.M., New York City time, on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via confirmed e-mail at the e-mail address specified in the books and records of the Transfer Agent on a day that is not a Trading Day or later than 5:30 P.M., New York City time, on any Trading Day, (iii) the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service specifying next business day delivery, or (iv) upon actual receipt by the Person to whom such notice is required to be given, if by hand delivery.

14.

Warrant Agent. The Company shall initially serve as warrant agent under this Warrant. Upon 30 days’ notice to the Holder, the Company may appoint a new warrant agent. Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder’s last address as shown on the Warrant Register.

15.	Miscellaneous.

(a)No Rights as a Stockholder. Except as otherwise set forth in this Warrant, the Holder, solely in such Person’s capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, amalgamation, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

(b)Further Assurances. Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate or articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Warrant Shares upon the exercise of this Warrant, and (c) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant. Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(c)Successors and Assigns. Subject to compliance with applicable securities laws, this Warrant may be assigned by the Holder. This Warrant may not be assigned by the Company without the written consent of the Holder, except to a successor in the event of a Fundamental Transaction. This Warrant shall be binding on and inure to the benefit of the Company and the Holder and their respective successors and assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant.

(d)Amendment and Waiver. This Warrant may be amended only in writing signed by the Company and the Holder, or their successors and assigns. Except as otherwise provided herein, the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder.

(e)Acceptance. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

(f)Governing Law; Jurisdiction. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PERSON AT THE ADDRESS IN EFFECT FOR NOTICES TO IT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. EACH OF THE COMPANY AND THE HOLDER HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

(g)Headings. The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(h)Severability. If any part or provision of this Warrant is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Warrant shall remain binding upon the parties hereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

YARROW BIOSCIENCE, INC.

By:
Name:
Title:

SCHEDULE 1

FORM OF EXERCISE NOTICE

[To be executed by the Holder to purchase shares of Common Stock under the Warrant]

Ladies and Gentlemen:

(1)The undersigned is the Holder of Warrant No.        (the “Warrant”) issued by Yarrow Bioscience, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined herein have the respective meanings set forth in the Warrant.

(2)The undersigned hereby exercises its right to purchase       Warrant Shares pursuant to the Warrant.

(3)The Holder intends that payment of the Exercise Price shall be made as (check one):

☐	Cash Exercise
☐	“Cashless Exercise” under Section 10 of the Warrant

(4)If the Holder has elected a Cash Exercise, the Holder shall pay the sum of $      in immediately available funds to the Company in accordance with the terms of the Warrant.

(5)Pursuant to this Exercise Notice, the Company shall deliver to the Holder Warrant Shares determined in accordance with the terms of the Warrant. The Warrant Shares shall be delivered (check one):

☐	to the following DWAC Account Number:
☐	in book-entry form via a direct registration system
☐	by physical delivery of a certificate to:
☐	in restricted book-entry form in the Company’s share register

(6)By its delivery of this Exercise Notice, the undersigned represents and warrants to the Company that in giving effect to the exercise evidenced hereby the Holder (i) the Holder is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended and (ii) will not beneficially own in excess of the number of shares of Common Stock (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) permitted to be owned under Section 11(a) of the Warrant to which this notice relates.

Dated:
Name of Holder:
By:
Name:
Title:

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

EXHIBIT C

FORM OF REGISTRATION RIGHTS AGREEMENT

ANNEX L

YARROW BIOSCIENCE, INC.

2026 STOCK INCENTIVE PLAN

1.	Purpose

The purpose of this Yarrow Bioscience, Inc. 2026 Stock Incentive Plan (the “Plan”) is to promote and closely align the interests of employees, officers, non-employee directors and other individual service providers of Yarrow Bioscience, Inc. and its stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the Plan are to attract and retain the best available employees, officers, non-employee directors and other individual service providers for positions of substantial responsibility and to motivate Participants to optimize the profitability and growth of the Company through incentives that are consistent with the Company’s goals and that link the personal interests of Participants to those of the Company’s stockholders. The Plan provides for the grant of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Other Stock-Based Awards and for Incentive Bonuses, which may be paid in cash, Common Stock or a combination thereof, as determined by the Committee.

2.	Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

(a)“Act” means the Securities Exchange Act of 1934, as amended.

(b)“Affiliate” means any entity in which the Company has a substantial direct or indirect equity interest, as determined by the Committee from time to time.

(c)“Award” means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Stock-Based Award or Incentive Bonus, or any combination of these, granted to a Participant pursuant to the provisions of the Plan, any of which may be subject to performance conditions.

(d)“Award Agreement” means a written or electronic agreement or other instrument as may be approved from time to time by the Committee and designated as such implementing the grant of each Award. An Award Agreement may be in the form of an agreement to be executed by both the Participant and the Company (or an authorized representative of the Company) or certificates, notices or similar instruments as approved by the Committee and designated as such.

(e)“Beneficial Owner” shall have the meaning set forth in Rule 13d-3 under the Act.

(f)“Board” means the Board of Directors of the Company.

(g)“Cause” has the meaning set forth in the written employment, offer, services or severance agreement or letter between the Participant and the Company or an Affiliate, or in any severance plan in which the Participant participates, or if there is no such agreement or plan or no such term is defined in such agreement or plan, means a Participant’s (i) dishonest statements or acts with respect to the Company or any Affiliate, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business that results in or is reasonably anticipated to result in material harm to the Company; (ii) conviction or plea of guilty or no contest to: (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) failure to perform in all material respects the Participant’s assigned duties and responsibilities; (iv) gross negligence, willful misconduct that results in or is reasonably anticipated to result in material harm to the Company; (v) violation of any material provision of any agreement(s) between the Participant and the Company; or (vi) material violation of any written Company policies.

(h)“Change in Control” means, except as otherwise provided in an Award Agreement, the occurrence of any one of the following events following the Effective Date (and for the avoidance of doubt shall exclude the transactions contemplated by the Merger Agreement):

(i)any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including the securities beneficially owned by such Person or any securities acquired directly from the Company or its

Affiliates) representing 50% or more of the combined voting power of the Company’s then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in Section 2(h)(iii)(A) below;

(ii)the following individuals cease for any reason to constitute a majority of the number of directors then serving: (A) individuals who, on the Effective Date (as defined below), constitute the Board and (B) any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least a majority of the directors then still in office who were either directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended;

(iii)there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other entity, other than (A) a merger or consolidation which would result in the holders of the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation;

(iv)the implementation of a plan of complete liquidation or dissolution of the Company; or

(v)there is consummated a sale or disposition by the Company of all or substantially all of the Company’s assets, other than a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least 50% of the combined voting power of the voting securities of which is owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

(i)“Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issued thereunder.

(j)“Committee” means the Compensation Committee of the Board (or any successor committee) or such other committee as designated by the Board to administer the Plan under Section 6.

(k)“Common Stock” means the common stock of the Company, $0.0001 par value per share, or such other class or kind of shares or other securities as may be applicable under Section 16.

(l)“Company” means Yarrow Bioscience, Inc., a Delaware corporation, and except as utilized in the definition of Change in Control, any successor corporation.

(m)“Disability” has the meaning set forth in a written employment, offer, services or severance agreement or letter between the Participant and the Company or an Affiliate, or in any severance plan in which the Participant participates, or if there is no such agreement or plan or no such term is defined in such agreement or plan, means the inability of the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment. A determination of Disability shall be made by the Committee on the basis of such medical evidence as the Committee deems warranted under the circumstances, and in this respect, Participants shall submit to an examination by a physician upon request by the Committee.

(n)“Dividend Equivalent” means an amount payable in cash or Common Stock, as determined by the Committee, equal to the dividends that would have been paid to the Participant if the share of Common Stock with respect to which the Dividend Equivalent relates had been owned by the Participant.

(o)“Effective Date” means the date on which the Plan takes effect, as defined pursuant to Section 4.

(p)“Eligible Person” any current or prospective employee, officer, non-employee director or other individual service provider of the Company or any Subsidiary; provided, however, that Incentive Stock Options may only be granted to employees of the Company or any of its “subsidiary corporations” within the meaning of Section 424 of the Code.

(q)“Fair Market Value” means as of any date, the value of the Common Stock determined as follows: (i) if the Common Stock is listed on any established stock exchange, system or market, its Fair Market Value shall be the closing price of a share of Common Stock as quoted on such exchange, system or market as reported in the Wall Street Journal or such other source as the Committee deems reliable (or, if no sale of Common Stock is reported for such date, on the next preceding date on which any sale shall have been reported); and (ii) in the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Committee by the reasonable application of a reasonable valuation method, taking into account factors consistent with Treas. Reg. § 409A-1(b)(5)(iv)(B) as the Committee deems appropriate.

(r)“Incentive Bonus” means a bonus opportunity awarded under Section 12 pursuant to which a Participant may become entitled to receive an amount based on satisfaction of such performance criteria established for a specified performance period as specified in the Award Agreement.

(s)“Incentive Stock Option” means an Option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

(t)“Merger Agreement” means that certain Agreement and Plan of Merger and Reorganization dated as of December 17, 2025 by and among the VYNE Therapeutics Inc., Yarrow Bioscience, Inc., a Delaware corporation, and Yellow Merger Sub Corp., a Delaware corporation.

(u)“Nonqualified Stock Option” means an Option that is not intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

(v)“Option” means a right to purchase a number of shares of Common Stock at such exercise price, at such times and on such other terms and conditions as are specified in or determined pursuant to an Award Agreement. Options granted pursuant to the Plan may be Incentive Stock Options or Nonqualified Stock Options.

(w)“Other Stock-Based Award” means an Award granted to an Eligible Person under Section 11.

(x)“Outstanding Common Stock” means the sum of (i) the shares of Common Stock outstanding, (ii) the shares of Common Stock underlying unexercised pre-funded warrants, and (iii) the shares of Common Stock underlying the Company’s preferred stock, par value $0.0001 (determined on an as-converted basis without regard to any limitations on such conversion).

(y)“Participant” means any Eligible Person to whom Awards have been granted from time to time by the Committee and any authorized transferee of such individual.

(z)“Person” shall have the meaning given in Section 3(a)(9) of the Act, as modified and used in Sections 14(d) and 15(d) thereof, except that such term shall not include (i) the Company or any of its Affiliates, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(aa)“Restricted Stock” means an Award or issuance of Common Stock the grant, issuance, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or engagement or performance conditions) and terms as the Committee deems appropriate.

(bb)“Restricted Stock Unit” means an Award denominated in units of Common Stock under which the issuance of shares of such Common Stock (or cash payment in lieu thereof) is subject to such conditions (including continued employment or engagement or performance conditions) and terms as the Committee deems appropriate.

(cc)“Separation from Service” or “Separates from Service” means a Termination of Employment that constitutes a “separation from service” within the meaning of Section 409A of the Code.

(dd)“Stock Appreciation Right” or “SAR” means a right granted that entitles the Participant to receive, in cash or Common Stock or a combination thereof, as determined by the Committee, value equal to the excess of (i) the Fair Market Value of a specified number of shares of Common Stock at the time of exercise over (ii) the exercise price of the right, as established by the Committee on the date of grant.

(ee)“Subsidiary” means any business association (including a corporation or a partnership, other than the Company) in an unbroken chain of such associations beginning with the Company if each of the associations other than the last association in the unbroken chain owns equity interests (including stock or partnership interests) possessing 50% or more of the total combined voting power of all classes of equity interests in one of the other associations in such chain.

(ff)“Substitute Awards” means Awards granted or Common Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

(gg)“Termination of Employment” means ceasing to serve as an employee of the Company and its Subsidiaries or, with respect to a non-employee director or other service provider, ceasing to serve as such for the Company and its Subsidiaries, except that with respect to all or any Awards held by a Participant (i) the Committee may determine that a leave of absence (including as a result of a Participant’s short-term or long-term disability or other medical leave) or employment on a less than full-time basis is considered a “Termination of Employment,” (ii) the Committee may determine that a transition from employment to service with a partnership, joint venture or corporation not meeting the requirements of a Subsidiary in which the Company or a Subsidiary is a party is not considered a “Termination of Employment,” (iii) service as a member of the Board shall constitute continued service with respect to Awards granted to a Participant while he or she served as an employee, (iv) service as an employee of the Company or a Subsidiary shall constitute continued employment with respect to Awards granted to a Participant while he or she served as a member of the Board or other service provider, and (v) the Committee may determine that a transition from employment with the Company or a Subsidiary to service to the Company or a Subsidiary other than as an employee shall constitute a “Termination of Employment”. The Committee shall determine whether any corporate transaction, such as a sale or spin-off of a division or Subsidiary that employs or engages a Participant, shall be deemed to result in a Termination of Employment with the Company and its Subsidiaries for purposes of any affected Participant’s Awards, and the Committee’s decision shall be final and binding.

3.	Eligibility

Any Eligible Person is eligible for selection by the Committee to receive an Award.

4.	Effective Date and Termination of Plan

This Plan became effective on the Closing Date (as defined in the Merger Agreement) (the “Effective Date”). The Plan shall remain available for the grant of Awards until April 23, 2036. Notwithstanding the foregoing, the Plan may be terminated at such earlier time as the Board may determine. Termination of the Plan will not affect the rights and obligations of the Participants and the Company arising under Awards theretofore granted.

5.	Shares Subject to the Plan and to Awards

(a)Aggregate Limits. The aggregate number of shares of Common Stock issuable under the Plan shall be equal to (i) 8% of the total number of shares of Outstanding Common Stock immediately following the closing of the transactions set forth in the Merger Agreement plus (ii) any shares of Common Stock added as a result of the following sentence (collectively, the “Share Pool”). The Share Pool will automatically increase on January 1 of each year beginning in 2027 and ending with a final increase on January 1, 2036 in an amount equal to 5% of the Outstanding Common Stock on the preceding December 31; provided, however, that the Committee may provide that there will be no January 1 increase in the Share Pool for any such year or that the increase in the Share Pool for any such year will be a smaller number of shares of Common Stock than would otherwise occur pursuant to this sentence. The aggregate number of shares of Common Stock available for grant under this Plan and the number of shares of Common Stock subject to Awards outstanding at the time of any event described in Section 16 shall be subject to adjustment as provided in Section 16. The shares of Common Stock issued under this Plan may be shares that are authorized and unissued or shares that were reacquired by the Company, including shares purchased in the open market or in private transactions.

(b)Issuance of Shares. For purposes of Section 5(a), the aggregate number of shares of Common Stock issued under this Plan at any time shall equal only the number of shares of Common Stock actually issued upon exercise or settlement of an Award. Shares of Common Stock subject to Awards that have been canceled, expired, forfeited or otherwise not issued under an Award and shares of Common Stock subject to Awards settled in cash shall not count as shares of Common Stock issued under this Plan. The aggregate number of shares available for issuance under this Plan at any time shall not be reduced by (i) shares subject to Awards that have been terminated, expired unexercised, forfeited or settled in cash, (ii) shares subject to Awards that have been retained or withheld by the

Company in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an Award, or (iii) shares subject to Awards that otherwise do not result in the issuance of shares in connection with payment or settlement thereof. In addition, shares that have been delivered (either actually or by attestation) to the Company in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an Award shall be available for issuance under this Plan.

(c)Substitute Awards. Substitute Awards shall not reduce the shares of Common Stock authorized for issuance under the Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a company acquired by the Company or any Subsidiary, or with which the Company or any Subsidiary combines, has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of Common Stock authorized for issuance under the Plan; provided, however, that Awards using such available shares (i) shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, (ii) shall only be made to individuals who were not employees or service providers of the Company or its Affiliates at the time of such acquisition or combination, and (iii) shall comply with the requirements of any stock exchange or market or quotation system on which the Common Stock is traded, listed or quoted.

(d)Tax Code Limits. The aggregate number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options granted under this Plan shall be equal to 100,000,000 which number shall be calculated and adjusted pursuant to Section 16 only to the extent that such calculation or adjustment will not affect the status of any Option intended to qualify as an Incentive Stock Option under Section 422 of the Code.

(e)Limits on Non-Employee Director Compensation. The aggregate dollar value of equity-based (based on the grant date Fair Market Value of equity-based Awards) and cash compensation granted under this Plan or otherwise to any non-employee director for service on the Board shall not exceed $750,000 during any calendar year; provided, however, that in the calendar year in which a non-employee director first joins the Board or during any calendar year in which a non-employee director is designated as Chairman of the Board or Lead Director, the maximum aggregate dollar value of equity-based and cash compensation granted to the non-employee director may be up to $1,000,000.

6.	Administration of the Plan

(a)Administrator of the Plan. The Plan shall be administered by the Committee. The Board shall fill vacancies on, and from time to time may remove or add members to, the Committee. The Committee shall act pursuant to a majority vote or unanimous written consent. Any power of the Committee may also be exercised by the Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Act. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control. To the maximum extent permissible under applicable law, the Committee (or any successor) may by resolution delegate any or all of its authority to one or more subcommittees composed of one or more directors and/or officers of the Company, and any such subcommittee shall be treated as the Committee for all purposes under this Plan. Notwithstanding the foregoing, if the Board or the Committee (or any successor) delegates to a subcommittee comprised of one or more officers of the Company the authority to grant Awards, no such subcommittee shall designate any officer serving thereon or any officer (within the meaning of Section 16 of the Act) or non-employee director of the Company as a recipient of any Awards granted under such delegated authority. The Committee hereby delegates to and designates the Chief Financial Officer of the Company (or such other officer with similar authority), and to his or her delegates or designees, the authority to assist the Committee in the day-to-day administration of the Plan and of Awards granted under the Plan, including those powers set forth in Section 6(b)(v) through (xi) and to execute Award Agreements or other documents entered into under this Plan on behalf of the Committee or the Company. The Committee may further designate and delegate to one or more additional officers or employees of the Company or any Subsidiary, and/or one or more agents, authority to assist the Committee in any or all aspects of the day-to-day administration of the Plan and/or of Awards granted under the Plan.

(b)Powers of Committee. Subject to the express provisions of this Plan, the Committee shall be authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of this Plan, including:

(i)to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein;

(ii)to determine which Persons are Eligible Persons, to which of such Eligible Persons, if any, Awards shall be granted hereunder and the timing of any such Awards;

(iii)to prescribe and amend the terms of the Award Agreements, to grant Awards and determine the terms and conditions thereof;

(iv)to reduce the exercise price of a previously awarded Option or Stock Appreciation Right or cancel and re-grant or exchange such Option or Stock Appreciation Right for cash or a new Award with a lower (or no) exercise price, with any such determination made by the Committee in its sole discretion, in each case, without stockholder approval;

(v)to adopt such procedures and sub-plans as are necessary or appropriate (A) to permit or facilitate participation in this Plan by Eligible Persons who are not citizens of, or subject to taxation by, the United States or who are employed outside the United States or (B) to allow Awards to qualify for special tax treatment in a jurisdiction other than the United States; provided, however, that Board approval will not be necessary for immaterial modifications to this Plan or any Award Agreement that are required for compliance with the laws of the relevant jurisdiction;

(vi)to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, retention, vesting, exercisability or settlement of any Award;

(vii)to prescribe and amend the terms of or form of any document or notice required to be delivered to the Company by Participants under this Plan;

(viii)to determine the extent to which adjustments are required pursuant to Section 16;

(ix)to interpret and construe this Plan, any rules and regulations under this Plan and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions if the Committee, in good faith, determines that it is appropriate to do so;

(x)to approve corrections in the documentation or administration of any Award; and

(xi)to make all other determinations deemed necessary or advisable for the administration of this Plan.

Notwithstanding anything in this Plan to the contrary, with respect to any Award that is “deferred compensation” under Section 409A of the Code, the Committee shall exercise its discretion in a manner that causes such Awards to be compliant with or exempt from the requirements of Section 409A of the Code. Without limiting the foregoing, unless expressly agreed to in writing by the Participant holding such Award, the Committee shall not take any action with respect to any Award which constitutes (x) a modification of a stock right within the meaning of Treas. Reg. § 1.409A-1(b)(5)(v)(B) so as to constitute the grant of a new stock right, (y) an extension of a stock right, including the addition of a feature for the deferral of compensation within the meaning of Treas. Reg. § 1.409A-1 (b)(5)(v)(C), or (z) an impermissible acceleration of a payment date or a subsequent deferral of a stock right subject to Section 409A of the Code within the meaning of Treas. Reg. § 1.409A-1(b)(5)(v)(E).

The Committee may, in its sole and absolute discretion, without amendment to the Plan but subject to the limitations otherwise set forth in Section 20, waive or amend the operation of Plan provisions respecting exercise after Termination of Employment. The Committee or any member thereof may, in its sole and absolute discretion, except as otherwise provided in Section 20, waive, settle or adjust any of the terms of any Award so as to avoid unanticipated consequences or address unanticipated events (including any temporary closure of an applicable stock exchange, disruption of communications or natural catastrophe).

(c)Determinations by the Committee. All decisions, determinations and interpretations by the Committee regarding the Plan, any rules and regulations under the Plan, and the terms and conditions of, or operation of, any Award granted hereunder, shall be final and binding on all Participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award. The Committee shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations, including the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select. Members of the Board and members of the Committee acting under the Plan shall be fully protected in relying in good faith upon the advice of counsel and shall incur no liability except for as a result of gross negligence or willful misconduct in the performance of their duties.

(d)Subsidiary Awards. In the case of a grant of an Award to any Participant employed by a Subsidiary, such grant may, if the Committee so directs, be implemented by the Company issuing any subject shares of Common Stock to the Subsidiary, for such lawful consideration as the Committee may determine, upon the condition or understanding that the Subsidiary will transfer the shares of Common Stock to the Participant in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. Notwithstanding any other provision hereof, such Award may be issued by and in the name of the Subsidiary and shall be deemed granted on such date as the Committee shall determine.

7.	Plan Awards

(a)Terms Set Forth in Award Agreement. Awards may be granted to Eligible Persons as determined by the Committee at any time and from time to time prior to the termination of the Plan. The terms and conditions of each Award shall be set forth in an Award Agreement in a form approved by the Committee for such Award, subject to and incorporating by reference or otherwise the applicable terms and conditions of the Plan, which Award Agreement may contain such terms and conditions as specified from time to time by the Committee, provided such other terms and conditions do not conflict with the Plan. The Award Agreement for any Award (other than Restricted Stock Awards) shall include the time or times at or within which and the consideration, if any, for which any shares of Common Stock or cash, as applicable, may be acquired from the Company. The terms of Awards may vary among Participants, and the Plan does not impose upon the Committee any requirement to make Awards subject to uniform terms. Accordingly, the terms of individual Award Agreements may vary.

(b)Termination of Employment. Subject to the express provisions of the Plan, the Committee shall specify before, at, or after the time of grant of an Award the provisions governing the effect(s) upon an Award of a Participant’s Termination of Employment.

(c)Rights of a Stockholder. A Participant shall have no rights as a stockholder with respect to shares of Common Stock covered by an Award (including voting rights) until the date the Participant becomes the holder of record of such shares of Common Stock. No adjustment shall be made for dividends or other rights for which the record date is prior to such date, except as provided in Sections 10(b), 11(b) or 16 of this Plan or as otherwise provided by the Committee.

(d)No Fractional Shares. No fractional shares of Common Stock shall be issued pursuant to an Award or in settlement thereof.

8.	Options

(a)Grant, Term and Price. The grant, issuance, retention, vesting and/or settlement of any Option shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age and/or service requirements, and/or satisfaction of performance conditions. The term of an Option shall in no event be greater than 10 years; provided, however, the term of an Option (other than an Incentive Stock Option) shall be automatically extended if, at the time of its scheduled expiration, the Participant holding such Option is prohibited by law or the Company’s insider trading policy from exercising the Option, which extension shall expire on the 30th day following the date such prohibition no longer applies. The Committee will establish the price at which Common Stock may be purchased upon exercise of an Option, which in no event will be less than the Fair Market Value of such shares on the date of grant; provided, however, that the exercise price per share of Common Stock with respect to an Option that is granted as a Substitute Award may be less than the Fair Market Value of the shares of Common Stock on the date such Option is granted if such exercise price is based on a formula set forth in the terms of the options held by such optionees or in the terms of the agreement providing for such merger or other acquisition that satisfies the requirements of (i) Section 409A of the Code, if such options held by such optionees are not intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code, and (ii) Section 424(a) of the Code, if such options held by such optionees are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code. The exercise price of any Option may be paid in cash to the Company or such other method as determined by the Committee, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares of Common Stock issuable under an Option, the delivery of previously owned shares of Common Stock or withholding of shares of Common Stock otherwise deliverable upon exercise.

(b)No Reload Grants. Options shall not be granted under the Plan in consideration for, and shall not be conditioned upon the delivery of, shares of Common Stock to the Company in payment of the exercise price and/or tax withholding obligation under any other employee stock option.

(c)Incentive Stock Options. Notwithstanding anything to the contrary in this Section 8, in the case of the grant of an Incentive Stock Option, if the Participant owns stock possessing more than 10% of the combined voting power of all classes of stock of the

Company, the exercise price of such Option must be at least 110% of the Fair Market Value of the shares of Common Stock on the date of grant and the Option must expire within a period of not more than five years from the date of grant. Notwithstanding anything in this Section 8 to the contrary, Options designated as Incentive Stock Options shall not be eligible for treatment under the Code as Incentive Stock Options (and will be deemed to be Nonqualified Stock Options) to the extent that either (i) the aggregate Fair Market Value of shares of Common Stock (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Subsidiary) exceeds $100,000, taking Options into account in the order in which they were granted, or (ii) such Options otherwise remain exercisable but are not exercised within three months (or such other period of time provided in Section 422 of the Code) of separation of service (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder).

(d)No Stockholder Rights. Participants shall have no voting rights and will have no rights to receive dividends or Dividend Equivalents in respect of an Option or any shares of Common Stock subject to an Option until the Participant has become the holder of record of such shares.

9.	Stock Appreciation Rights

(a)General Terms. The grant, issuance, retention, vesting and/or settlement of any Stock Appreciation Right shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age and/or service requirements, and/or satisfaction of performance conditions. The term of a Stock Appreciation Right shall in no event be greater than 10 years; provided, however, the term of a Stock Appreciation Right shall be automatically extended if, at the time of its scheduled expiration, the Participant holding such Stock Appreciation Right is prohibited by law or the Company’s insider trading policy from exercising the Stock Appreciation Right which extension shall expire on the 30th day following the date such prohibition no longer applies. Stock Appreciation Rights may be granted to Participants from time to time either in tandem with or as a component of Options granted under the Plan (“tandem SARs”) or not in conjunction with other Awards (“freestanding SARs”). Upon exercise of a tandem SAR as to some or all of the shares covered by the grant, the related Option shall be canceled automatically to the extent of the number of shares covered by such exercise. Conversely, if the related Option is exercised as to some or all of the shares covered by the grant, the related tandem SAR, if any, shall be canceled automatically to the extent of the number of shares covered by the Option exercise. Any Stock Appreciation Right granted in tandem with an Option may be granted at the same time such Option is granted or at any time thereafter before exercise or expiration of such Option, provided that the Fair Market Value of Common Stock on the date of the SAR’s grant is not greater than the exercise price of the related Option. All freestanding SARs shall be granted subject to the same terms and conditions applicable to Options as set forth in Section 8 and all tandem SARs shall have the same exercise price as the Option to which they relate. Subject to the provisions of Section 8 and the immediately preceding sentence, the Committee may impose such other conditions or restrictions on any Stock Appreciation Right as it shall deem appropriate. Stock Appreciation Rights may be settled in Common Stock, cash, Restricted Stock or a combination thereof, as determined by the Committee and set forth in the applicable Award Agreement.

(b)No Stockholder Rights. Participants shall have no voting rights and will have no rights to receive dividends or Dividend Equivalents in respect of an Award of Stock Appreciation Rights or any shares of Common Stock subject to an Award of Stock Appreciation Rights until the Participant has become the holder of record of such shares.

10.	Restricted Stock and Restricted Stock Units

(a)Vesting and Performance Criteria. The grant, issuance, vesting and/or settlement of any Award of Restricted Stock or Restricted Stock Units shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age and/or service requirements, and/or satisfaction of performance conditions. In addition, the Committee shall have the right to grant Restricted Stock or Restricted Stock Unit Awards as the form of payment for grants or rights earned or due under other stockholder-approved compensation plans or arrangements of the Company.

(b)Dividends and Distributions. Participants in whose name Restricted Stock is granted shall be entitled to receive all dividends and other distributions paid with respect to those shares of Common Stock, unless determined otherwise by the Committee. The Committee will determine whether any such dividends or distributions will be automatically reinvested in additional shares of Restricted Stock and/or subject to the same restrictions on transferability as the Restricted Stock with respect to which they were distributed or whether such dividends or distributions will be paid in cash. Shares underlying Restricted Stock Units shall be entitled to dividends or distributions only to the extent provided by the Committee.

11.	Other Stock-Based Awards

(a)General Terms. The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Common Stock, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee shall determine the terms and conditions of such Other Stock-Based Awards. Common Stock delivered pursuant to an Other Stock-Based Award in the nature of a purchase right granted under this Section 11 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including cash, Common Stock, other Awards, or other property, as the Committee shall determine.

(b)Dividends and Distributions. Shares underlying Other Stock-Based Awards shall be entitled to dividends or distributions only to the extent provided by the Committee.

12.	Incentive Bonuses

(a)Vesting Criteria. The Committee shall establish the vesting conditions applicable to an Incentive Bonus, including any performance criteria and level of achievement versus such criteria that may determine the amount payable under an Incentive Bonus, which may include a target, threshold and/or maximum amount payable and any formula for determining such achievement.

(b)Timing and Form of Payment. The Committee shall determine the timing of payment of any Incentive Bonus. Payment of the amount due under an Incentive Bonus may be made in cash or in Common Stock, as determined by the Committee.

(c)Discretionary Adjustments. Notwithstanding satisfaction of any performance goals, the amount paid under an Incentive Bonus may be adjusted by the Committee on the basis of such further considerations as the Committee shall determine.

13.	Performance Awards

The Committee may establish performance criteria and level of achievement versus such criteria that shall determine the number of shares of Common Stock, Restricted Stock Units, Other Stock-Based Awards or cash to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an Award (any such Award, a “Performance Award”). A Performance Award may be identified as “Performance Share,” “Performance Equity,” “Performance Unit” or other such term as chosen by the Committee.

14.	Deferral of Payment

The Committee may, in an Award Agreement or otherwise, provide for the deferred delivery of Common Stock or cash upon settlement, vesting or other events with respect to Restricted Stock Units, Other Stock-Based Awards or in payment or satisfaction of an Incentive Bonus. Notwithstanding anything herein to the contrary, in no event will any election to defer the delivery of Common Stock or any other payment with respect to any Award be allowed if the Committee determines, in its sole discretion, that the deferral would result in the imposition of the additional tax under Section 409A(a)(1)(B) of the Code. No Award shall provide for deferral of compensation that does not comply with Section 409A of the Code. The Company, any Subsidiary or Affiliate which is in existence or hereafter comes into existence, the Board and the Committee shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Board or the Committee in respect thereof.

15.	Conditions and Restrictions Upon Securities Subject to Awards

The Committee may provide that the Common Stock issued upon exercise of an Option or Stock Appreciation Right or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to the exercise of such Option or Stock Appreciation Right or the grant, vesting or settlement of such Award, including conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Common Stock issued upon exercise, vesting or settlement of such Award (including the actual or constructive surrender of Common Stock already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any shares of Common Stock issued under an Award, including (a) restrictions under an insider trading policy or pursuant to applicable law, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by the Participant and holders of other Company equity compensation arrangements, (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers and (d) provisions requiring Common Stock be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

16.	Adjustment of and Changes in the Stock

(a)The number and kind of shares of Common Stock available for issuance under this Plan (including under any Awards then outstanding), and the number and kind of shares of Common Stock subject to the limits set forth in Section 5, shall be equitably adjusted by the Committee to reflect any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution of securities, property or cash (other than regular, quarterly cash dividends), or any other event or transaction that affects the number or kind of shares of Outstanding Common Stock. Such adjustment may be designed to comply with Section 424 of the Code or may be designed to treat the shares of Common Stock available under the Plan and subject to Awards as if they were all outstanding on the record date for such event or transaction or to increase the number of such shares of Common Stock to reflect a deemed reinvestment in shares of Common Stock of the amount distributed to the Company’s securityholders. The terms of any outstanding Award shall also be equitably adjusted by the Committee as to price, number or kind of shares of Common Stock subject to such Award, vesting, performance criteria, and other terms to reflect the foregoing events, which adjustments need not be uniform as between different Awards or different types of Awards. No fractional shares of Common Stock shall be issued or issuable pursuant to such an adjustment.

(b)In the event there shall be any other change in the number or kind of outstanding shares of Common Stock, or any stock or other securities into which such Common Stock shall have been changed, or for which it shall have been exchanged, by reason of a Change in Control, other merger, consolidation or otherwise, then the Committee shall determine the appropriate and equitable adjustment to be effected, which adjustments need not be uniform between different Awards or different types of Awards. In addition, in the event of such change described in this paragraph, the Committee may accelerate the time or times at which any Award may be exercised, consistent with and as otherwise permitted under Section 409A of the Code, and may provide for cancellation of such accelerated Awards that are not exercised within a time prescribed by the Committee in its sole discretion.

(c)In the event of a Change in Control, the Committee, acting in its sole discretion without the consent or approval of any Participant, may take one or more of the following actions, which may vary among individual Participants and/or among Awards held by any individual Participant: (i) arrange for the assumption of an outstanding Award by the successor or acquiring entity (if any) of such Change in Control (or by its parents, if any), which assumption will be binding on all selected Participants; provided that the exercise price and the number and nature of shares issuable upon exercise of any such Option or Stock Appreciation Right, or any Award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code; (ii) provide for the issuance of substitute awards by the successor or acquiring entity (if any) of such Change in Control (or by its parents, if any) that will substantially preserve the otherwise applicable terms of the outstanding Award as determined by the Committee in its sole discretion; (iii) accelerate vesting or waive any forfeiture conditions; (iv) accelerate the time of exercisability of an Award so that such Award may be exercised in full or in part for a limited period of time on or before a date specified by the Committee, after which specified date all unexercised Awards and all rights of Participants thereunder shall terminate; or (v) make such other adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Change in Control. Notwithstanding anything herein to the contrary, in the event of a Change in Control in which the acquiring or surviving company in the transaction does not assume or continue outstanding Awards or issue substitute awards upon the Change in Control, unless determined otherwise by the Committee, immediately prior to the Change in Control, all Awards that are not assumed, continued or substituted for shall be treated as follows effective immediately prior to the Change in Control: (A) in the case of an Option or Stock Appreciation Right, the Participant shall have the ability to exercise such Option or Stock Appreciation Right, including any portion of the Option or Stock Appreciation Right not previously exercisable, (B) in the case of any Award the vesting of which is in whole or in part subject to performance criteria or an Incentive Bonus, all conditions to the grant, issuance, retention, vesting or transferability of, or any other restrictions applicable to, such Award shall immediately lapse and the Participant shall have the right to receive a payment based on target level achievement or actual performance through a date determined by the Committee, and (C) in the case of outstanding Restricted Stock, Restricted Stock Units or Other Stock-Based Awards (other than those referenced in subsection (B)), all conditions to the grant, issuance, retention, vesting or transferability of, or any other restrictions applicable to, such Award shall immediately lapse. In no event shall any action be taken pursuant to this Section 16(c) that would change the payment or settlement date of an Award in a manner that would result in the imposition of any additional taxes or penalties pursuant to Section 409A of the Code.

(d)Notwithstanding anything in this Section 16 to the contrary, in the event of a Change in Control, the Committee may provide for the cancellation and cash settlement of all outstanding Awards upon such Change in Control (including the cancellation for no consideration of any Option or Stock Appreciation Right with an exercise price that equals or exceeds the per share consideration in such transaction).

(e)Notwithstanding anything in this Section 16 to the contrary, an adjustment to an Option or Stock Appreciation Right under this Section 16 shall be made in a manner that will not result in the grant of a new Option or Stock Appreciation Right under Section 409A of the Code.

17.	Transferability

Each Award may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a Participant other than by will or the laws of descent and distribution, and each Option or Stock Appreciation Right shall be exercisable only by the Participant during his or her lifetime. Notwithstanding the foregoing, (a) outstanding Options may be exercised following the Participant’s death by the Participant’s beneficiaries or as permitted by the Committee and (b) as permitted by the Committee, a Participant may transfer or assign an Award as a gift to any “family member” (as such term is defined in the Registration Statement on Form S-8) (an “Assignee Entity”), provided that such Assignee Entity shall be entitled to exercise assigned Options and Stock Appreciation Rights only during the lifetime of the assigning Participant (or following the assigning Participant’s death, by the Participant’s beneficiaries or as otherwise permitted by the Committee) and provided further that such Assignee Entity shall not further sell, pledge, transfer, assign or otherwise alienate or hypothecate such Award.

18.	Compliance with Laws and Regulations

(a)This Plan, the grant, issuance, vesting, exercise and settlement of Awards hereunder, and the obligation of the Company to sell, issue or deliver shares of Common Stock under such Awards, shall be subject to all applicable foreign, federal, state and local laws, rules and regulations, stock exchange rules and regulations, and to such approvals by any governmental or regulatory agency as may be required. The Company shall not be required to register in a Participant’s name or deliver Common Stock prior to the completion of any registration or qualification of such shares under any foreign, federal, state or local law or any ruling or regulation of any government body which the Committee shall determine to be necessary or advisable. To the extent the Company is unable to or the Committee deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any shares of Common Stock hereunder, the Company and its Subsidiaries shall be relieved of any liability with respect to the failure to issue or sell such shares of Common Stock as to which such requisite authority shall not have been obtained. No Option shall be exercisable and no Common Stock shall be issued and/or transferable under any other Award unless a registration statement with respect to the Common Stock underlying such Option is effective and current or the Company has determined, in its sole and absolute discretion, that such registration is unnecessary.

(b)In the event an Award is granted to or held by a Participant who is employed or providing services outside the United States, the Committee may, in its sole discretion, modify the provisions of the Plan or of such Award as they pertain to such individual to comply with applicable foreign law or to recognize differences in local law, currency or tax policy. The Committee may also impose conditions on the grant, issuance, exercise, vesting, settlement or retention of Awards in order to comply with such foreign law and/or to minimize the Company’s obligations with respect to tax equalization for Participants employed outside their home country.

19.	Withholding

To the extent required by applicable federal, state, local or foreign law, the Committee may, and/or a Participant shall, make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise with respect to any Award or the issuance or sale of any shares of Common Stock. The Company shall not be required to recognize any Participant rights under an Award, to issue shares of Common Stock or to recognize the disposition of such shares of Common Stock until such obligations are satisfied. To the extent permitted or required by the Committee, these obligations may or shall be satisfied by the Company withholding cash from any compensation otherwise payable to or for the benefit of a Participant, the Company withholding a portion of the shares of Common Stock that otherwise would be issued to a Participant under such Award or any other Award held by the Participant, or by the Participant tendering to the Company cash or, if allowed by the Committee, shares of Common Stock.

20.	Amendment of the Plan or Awards

The Board may amend, alter, suspend or terminate this Plan, and the Committee may amend or alter any Award Agreement or other document evidencing an Award made under this Plan; however, except as provided pursuant to the provisions of Section 16, no such amendment shall, without the approval of the stockholders of the Company:

(a)increase the maximum number of shares of Common Stock for which Awards may be granted under this Plan;

(b)extend the term of this Plan;

(c)change the class of Persons eligible to be Participants; or

(d)otherwise amend the Plan in any manner requiring stockholder approval by law or the rules of any stock exchange or market or quotation system on which the Common Stock is traded, listed or quoted.

No amendment or alteration to the Plan or an Award or Award Agreement shall be made which would materially impair the rights of the holder of an Award without such holder’s consent; provided, however, that no such consent shall be required if the Committee determines in its sole discretion and prior to the date of any Change in Control that such amendment or alteration either (i) is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of, or avoid adverse financial accounting consequences under, any accounting standard, or (ii) is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated.

21.	No Liability of Company

The Company, any Subsidiary or Affiliate which is in existence or hereafter comes into existence, the Board, the Committee and any delegate thereof shall not be liable to a Participant or any other person as to: (a) the non-issuance or sale of shares of Common Stock as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any shares of Common Stock hereunder; and (b) any tax consequence expected, but not realized, by any Participant or other person due to the receipt, vesting, exercise or settlement of any Award granted hereunder.

22.	Non-Exclusivity of Plan

Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Committee to adopt such other incentive arrangements as either may deem desirable, including the granting of equity awards otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

23.	Governing Law

This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the State of Delaware (without regard to its choice of law provisions) and applicable Federal law. Any reference in this Plan or in the agreement or other document evidencing any Awards to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.

24.	No Right to Employment, Reelection or Continued Service

Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Subsidiaries and/or its Affiliates to terminate any Participant’s employment, service on the Board or service at any time or for any reason not prohibited by law, nor shall this Plan or an Award itself confer upon any Participant any right to continue his or her employment or service for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company, any Subsidiary and/or its Affiliates. Subject to Sections 4 and 20, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Board without giving rise to any liability on the part of the Company, its Subsidiaries and/or its Affiliates.

25.	Specified Employee Delay

To the extent any payment under this Plan is considered deferred compensation subject to the restrictions contained in Section 409A of the Code, such payment may not be made to a specified employee (as determined in accordance with a uniform policy adopted by the Company with respect to all arrangements subject to Section 409A of the Code) upon Separation from Service before the date that is six months after the specified employee’s Separation from Service (or, if earlier, the specified employee’s death). Any payment that would otherwise be made during this period of delay shall be accumulated and paid on the sixth month plus one day following the specified employee’s Separation from Service (or, if earlier, as soon as administratively practicable after the specified employee’s death).

26.	No Liability of Committee Members

No member of the Committee shall be personally liable by reason of any contract or other instrument executed by such member or on his or her behalf in his or her capacity as a member of the Committee nor for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan, unless arising out of such Person’s own fraud or willful bad faith; provided, however, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such Person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Persons may be entitled under the Company’s Certificate of Incorporation and Bylaws (as each may be amended from time to time), as a matter of law, pursuant to any individual agreement or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

27.	Severability

If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

28.	Unfunded Plan

The Plan is intended to be an unfunded plan. Participants are and shall at all times be general creditors of the Company with respect to their Awards. If the Committee or the Company chooses to set aside funds in a trust or otherwise for the payment of Awards under the Plan, such funds shall at all times be subject to the claims of the creditors of the Company in the event of its bankruptcy or insolvency.

29.	Clawback/Recoupment

Awards granted under this Plan will be subject to recoupment in accordance with any clawback policy that the Company adopts or is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Rule 10D-1 under the Exchange Act or other applicable law. In addition, the Committee may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Committee determines necessary or appropriate, including a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of misconduct. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or be deemed a “constructive termination” (or any similar term) as such terms are used in any agreement between any Participant and the Company.

30.	Beneficiary Designation

Participants may designate beneficiaries with respect to Awards under the Plan in accordance with the procedures determined by the Committee. In the absence of a beneficiary designation, a Participant’s estate will be the deemed beneficiary.

31.	Interpretation

Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference and shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof. Words in the masculine gender shall include the feminine gender, and where appropriate, the plural shall include the singular and the singular shall include the plural. The use herein of the word “including” following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation”, “but not limited to”, or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter. References herein to any agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan.

ANNEX M

YARROW BIOSCIENCE, INC.

2026 EMPLOYEE STOCK PURCHASE PLAN

1.	Purpose

The purpose of this Yarrow Bioscience, Inc. 2026 Employee Stock Purchase Plan (the “Plan”) is to provide employees of the Company and its Designated Subsidiaries with an opportunity to purchase Common Stock through accumulated Contributions. The Company’s intention is to have the Plan qualify as an “employee stock purchase plan” under Section 423 of the Code. The provisions of the Plan, accordingly, will be construed to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Section 423 of the Code.

2.	Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

(a)“Administrator” means the Compensation Committee of the Board (or any successor committee), or such other committee as designated by the Board to administer the Plan under Section 14.

(b)“Applicable Laws” means the requirements relating to the administration of equity-based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted, and the applicable laws of any foreign country or jurisdiction where options are, or will be, granted under the Plan.

(c)“Board” means the Board of Directors of the Company.

(d)“Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issued thereunder.

(e)“Common Stock” means the common stock of the Company, $0.0001 par value per share.

(f)“Company” means Yarrow Bioscience, Inc., a Delaware corporation, and any successor corporation.

(g)“Compensation” means an Eligible Employee’s base salary or base hourly rate of pay before deduction for any salary deferral contributions made by the Eligible Employee to any tax-qualified or nonqualified deferred compensation plan, but excluding commissions, overtime, incentive compensation, bonuses and other forms of compensation. The Administrator, in its discretion, may, on a uniform and nondiscriminatory basis, establish a different definition of Compensation for an Offering Period.

(h)“Contributions” means the payroll deductions and any other additional payments that the Administrator may permit to be made by a Participant to fund the exercise of options granted pursuant to the Plan, subject to Section 423 of the Code.

(i)“Designated Subsidiary” means any Subsidiary that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan. As of the Effective Date, the Designated Subsidiaries consist exclusively of VYNE Pharmaceutics Inc.

(j)“Effective Date” means the Closing Date (as defined in the Merger Agreement).

(k)“Eligible Employee” means any person, including an officer, who is customarily employed by the Company or a Designated Subsidiary (i) for more than 20 hours per week and (ii) for more than five months in any calendar year. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company. Where the period of leave exceeds 90 days and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the 91st day of such leave. “Eligible Employee” shall not include any person who is a citizen or resident of a foreign jurisdiction if granting them an option under the Plan would violate the law of such jurisdiction, or if compliance with the laws of the jurisdiction would cause the Plan to violate Section 423 of the Code.

(l)“Employer” means the Company and each Designated Subsidiary.

(m)“Enrollment Date” means the first Trading Day of each Offering Period.

(n)“Exchange Act” means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

(o)“Exercise Date” means the last Trading Day of each Purchase Period.

(p)“Fair Market Value” means as of any date, the value of the Common Stock determined as follows: (i) if the Common Stock is listed on any established stock exchange, system or market, its Fair Market Value shall be the closing price for the Common Stock as quoted on such exchange, system or market as reported in the Wall Street Journal or such other source as the Administrator deems reliable (or, if no sale of Common Stock is reported for such date, on the next preceding date on which any sale shall have been reported); and (ii) in the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

(q)“Merger Agreement” means that certain Agreement and Plan of Merger and Reorganization dated as of December 17, 2025 by and among the VYNE Therapeutics Inc., Yarrow Bioscience, Inc., a Delaware corporation, and Yellow Merger Sub Corp., a Delaware corporation.

(r)“New Exercise Date” means a new Exercise Date if the Administrator shortens any Offering Period then in progress.

(s)“Offering” means an offer under the Plan of an option that may be exercised during an Offering Period as further described in Section 4. For purposes of the Plan, the Administrator may designate separate Offerings under the Plan (the terms of which need not be identical) in which Eligible Employees of one or more Employers will participate, even if the dates of the applicable Offering Periods of each such Offering are identical and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Treasury Regulation Section 1.423-2(a)(1), the terms of each Offering need not be identical; provided, however, that the terms of the Plan and an Offering together satisfy Treasury Regulation Sections 1.423-2(a)(2) and (a)(3).

(t)“Offering Periods” means the periods established by the Administrator (not to exceed 27 months) during which an option granted pursuant to the Plan may be exercised. The duration and timing of Offering Periods may be changed pursuant to Sections 4, 18, and 19. The first Offering Period shall commence on a date established by the Administrator and end on the next June 8 or December 8 that follows such commencement date, and subsequent Offering Periods shall be each six-month period commencing the day after the prior Offering Period ends and ending on each June 8 and December 8.

(u)“Outstanding Common Stock” means the sum of (i) the shares of Common Stock outstanding, (ii) the shares of Common Stock underlying unexercised pre-funded warrants, and (iii) the shares of Common Stock underlying the Company’s preferred stock, par value $0.0001 per share.

(v)“Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Section 424(e) of the Code.

(w)“Participant” means an Eligible Employee who elects to participate in the Plan.

(x)“Purchase Period” means the period during an Offering Period during which shares of Common Stock may be purchased on a Participant’s behalf in accordance with the terms of the Plan, as established by the Administrator. Unless the Administrator determines otherwise, during the first Offering Period, the Purchase Period will begin on the first date of such Offering Period and end on the last day of such Offering Period, and subsequent Purchase Periods shall be each six-month period commencing thereafter. Unless the Administrator determines otherwise, each Purchase Period following the first Purchase Period will be a six-month period.

(y)“Purchase Price” means an amount equal to 85% of the Fair Market Value of a share of Common Stock on the Enrollment Date or on the Exercise Date, whichever is lower; provided, however, that the Purchase Price may be determined for subsequent Offering Periods by the Administrator subject to compliance with Section 423 of the Code (or any other Applicable Law) or pursuant to Section 18.

(z)“Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Section 424(f) of the Code.

(aa)“Trading Day” means a day on which the national stock exchange upon which the Common Stock is listed is open for trading or, if the Common Stock is not listed on a national stock exchange, a business day as determined by the Administrator in good faith.

(bb)“Treasury Regulations” means the Treasury regulations of the Code. Reference to a specific Treasury Regulation or Section of the Code shall include such Treasury Regulation or Section, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

3.	Eligibility.

(a)Offering Periods. Any Eligible Employee on a given Enrollment Date will be eligible to participate in the Plan if he or she was employed by the Company for at least 30 calendar days (unless otherwise determined by the Administrator) immediately preceding the Enrollment Date, subject to the requirements of Section 5; provided, however, that an Eligible Employee who commences employment with the Company or a Designated Subsidiary following such 30-day period (or such other period as determined by the Administrator) will be eligible to participate in the Plan at the beginning of the next Purchase Period to occur that is at least 30 calendar days (or such other period as determined by the Administrator) following the commencement of his or her employment with the Company or a Designated Subsidiary. Eligible Employees who do not elect to participate in the Plan on a given Enrollment Date may elect to participate in the Plan at the beginning of any subsequent Purchase Period, as determined by the Administrator.

(b)Non-U.S. Employees. Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether they also are citizens or residents of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) may be excluded from participation in the Plan or an Offering if the participation of such employees is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or an Offering to violate Section 423 of the Code. In addition, as provided in Section 14, the Administrator may establish one or more sub-plans of the Plan (which may, but are not required to, comply with the requirements of Section 423 of the Code) to provide benefits to employees of Designated Subsidiaries located outside the United States in a manner that complies with local law. Any such sub-plan will be a component of the Plan and will not be a separate plan.

(c)Limitations. Any provisions of the Plan to the contrary notwithstanding, no Eligible Employee will be granted an option under the Plan (i) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company or any Parent or Subsidiary of the Company and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Parent or Subsidiary of the Company, or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Section 423 of the Code) of the Company or any Parent or Subsidiary of the Company accrues at a rate that exceeds $25,000 worth of stock (determined at the Fair Market Value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time, as determined in accordance with Section 423 of the Code and the regulations thereunder.

4.	Offering Periods

The Plan will be implemented by consecutive Offering Periods with new Offering Periods commencing at such times as determined by the Administrator. The Administrator will have the power to change the duration of Offering Periods (including the commencement dates thereof) without stockholder approval.

5.	Participation

An Eligible Employee may participate in the Plan by (i) submitting to the Company’s Finance department (or its delegate), on or before a date determined by the Administrator prior to an applicable Enrollment Date, a properly completed subscription agreement authorizing Contributions in the form provided by the Administrator for such purpose, or (ii) following an electronic or other enrollment procedure determined by the Administrator.

6.	Contributions

(a)At the time a Participant enrolls in the Plan pursuant to Section 5, such Participant will elect to have payroll deductions made on each pay day or other Contributions (to the extent permitted by the Administrator) made during the Offering Period (or portion thereof) in an amount equal to at least 1% but not exceeding 15% of the Compensation (or such other percentage of Compensation as determined by the Administrator in its sole discretion, prior to the commencement of an applicable Offering Period), that the Participant receives on each pay day during the Offering Period; provided, however, that should a pay day occur on an Exercise Date, a Participant will have any payroll deductions made on such day applied to his or her notional account under the subsequent Purchase Period or Offering Period. The maximum permissible Contribution by any Participant for all Offering Periods during any calendar year shall be $25,000. The Administrator, in its sole discretion and to the extent permitted by Section 423 of the Code, may permit all Participants in a specified Offering to contribute amounts to the Plan through payment by cash, check, or other means set forth in the subscription agreement prior to each Exercise Date of each Purchase Period. A Participant’s subscription agreement will remain in effect for successive Offering Periods unless terminated as provided in Section 10.

(b)Payroll deductions for a Participant will commence on the first pay day following the Enrollment Date (or such later date on which a Participant enrolls in the Plan pursuant to Section 5) and will end on the last pay day prior to the Exercise Date of such Purchase Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in Section 10; provided, however, that with respect to the first Offering Period, payroll deduction for a Participant will not commence until such time as determined by the Administrator.

(c)All Contributions made for a Participant will be credited to his or her notional account under the Plan and payroll deductions will be made in whole percentages only. Except to the extent permitted by the Administrator pursuant to Section 6(a), a Participant may not make any additional payments into such notional account.

(d)A Participant may discontinue his or her participation in the Plan as provided in Section 10. Participants shall not be permitted to increase or to otherwise decrease their rates of Contributions during a Purchase Period unless otherwise determined by the Administrator in its sole discretion; provided, however, that Participants shall be permitted to increase or decrease their rates of Contributions effective as of the beginning of each Purchase Period.

(e)Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code, a Participant’s Contributions may be decreased to 0% at any time during a Purchase Period. Subject to Section 423(b)(8) of the Code, Contributions will recommence at the rate originally elected by the Participant effective as of the beginning of the first Purchase Period scheduled to end in the following calendar year, unless terminated by the Participant as provided in Section 10.

(f)At the time the option under the Plan is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of (or any other time that a taxable event related to the Plan occurs), the Participant must make adequate provision for the Company’s or Employer’s federal, state, local, or any other tax liability payable to any authority including taxes imposed by jurisdictions outside of the United States, national insurance, social security, or other tax withholding obligations, if any, that arise upon the exercise of the option or the disposition of the Common Stock (or any other time that a taxable event related to the Plan occurs). At any time, the Company or the Employer may, but will not be obligated to, withhold from the Participant’s compensation the amount necessary for the Company or the Employer to meet applicable withholding obligations, including any withholding required to make available to the Company or the Employer any tax deductions or benefits attributable to sale or early disposition of Common Stock by the Eligible Employee. In addition, the Company or the Employer may, but will not be obligated to, withhold from the proceeds of the sale of Common Stock or any other method of withholding the Company or the Employer deems appropriate to the extent permitted by Treasury Regulation Section 1.423-2(f).

7.	Grant of Option

On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period (or any Purchase Period within such Offering Period) will be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing (i) such Eligible Employee’s Contributions accumulated prior to such Exercise Date and retained in the Eligible Employee’s notional account as of the Exercise Date by (ii) the applicable Purchase Price; provided, however, that in no event will an Eligible Employee be permitted to purchase during each Purchase Period more than a number of shares of Common Stock equal to $25,000 divided by the Fair Market Value of a share of Common Stock on the Enrollment Date (subject to any adjustment pursuant to Section 18); provided, further, that such purchase will be subject to the limitations set forth in Sections 3(c) and 13. The Eligible Employee may accept the grant of such option by electing to participate in the Plan in accordance with the requirements of Section 5. The Administrator may, for future Offering Periods, increase or decrease, in its absolute discretion, the maximum number of shares of Common Stock that an Eligible Employee may purchase during each Purchase Period of an Offering Period. Exercise of the option will occur as provided in Section 8, unless the Participant has withdrawn pursuant to Section 10. The option will expire on the last day of the Offering Period.

8.	Exercise of Option

(a)Unless a Participant withdraws from the Plan as provided in Section 10, such Participant’s option for the purchase of shares of Common Stock will be exercised automatically on the Exercise Date, and the maximum number of full shares subject to the option will be purchased for such Participant at the applicable Purchase Price with the accumulated Contributions from his or her notional account. No fractional shares of Common Stock will be purchased; unless determined by the Administrator, any Contributions accumulated in a Participant’s notional account that are not sufficient to purchase a full share will be retained in the Participant’s notional account for the subsequent Purchase Period or Offering Period, subject to earlier withdrawal by the Participant as provided in Section 10. Any other funds left over in a Participant’s notional account after the Exercise Date will be returned to the Participant (without interest thereon, except as otherwise required under local laws, as further set forth in Section 12). During a Participant’s lifetime, a Participant’s option to purchase shares hereunder is exercisable only by him or her.

(b)If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed (i) the number of shares of Common Stock that were available for sale under the Plan on the Enrollment Date of the applicable Offering Period, or (ii) the number of shares of Common Stock available for sale under the Plan on such Exercise Date, the Administrator may in its sole discretion (x) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Exercise Date, and continue all Offering Periods then in effect, or (y) provide that the Company will make a pro rata allocation of the shares available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Exercise Date, and terminate any or all Offering Periods then in effect pursuant to Section 19. The Company may make a pro rata allocation of the shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares for issuance under the Plan by the Company’s stockholders subsequent to such Enrollment Date.

9.	Delivery

As soon as reasonably practicable after each Exercise Date on which a purchase of shares of Common Stock occurs, the Company will arrange the delivery to each Participant of the shares purchased upon exercise of his or her option in a form determined by the Administrator (in its sole discretion) and pursuant to rules established by the Administrator. The Company may permit or require that shares be deposited directly with a broker designated by the Company or to a designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares be retained with such broker or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares. No Participant will have any voting, dividend, or other stockholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the Participant as provided in this Section 9.

10.	Withdrawal

A Participant may withdraw all, but not less than all, the Contributions credited to his or her notional account and not yet used to exercise his or her option under the Plan at any time by (a) submitting to the Company’s Finance department (or its delegate) a written notice of withdrawal in the form determined by the Administrator for such purpose, or (b) following an electronic or other withdrawal procedure determined by the Administrator. All the Participant’s Contributions credited to his or her notional account will be paid to such Participant as soon as reasonably practicable after receipt of notice of withdrawal and such Participant’s option for the Offering Period will be automatically terminated, and no further Contributions for the purchase of shares will be made for such Offering Period. If a Participant withdraws from an Offering Period, Contributions will not resume at the beginning of the succeeding Offering Period, unless the Participant re-enrolls in the Plan in accordance with the provisions of Section 5.

11.	Termination of Employment

Upon a Participant’s ceasing to be an Eligible Employee, for any reason, he or she will be deemed to have elected to withdraw from the Plan and the Contributions credited to such Participant’s notional account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 15, and such Participant’s option will be automatically terminated. In no event may a Participant be granted an option under the Plan following his or her termination of employment unless such Participant subsequently becomes an Eligible Employee again.

12.	Interest

No interest will accrue on the Contributions of a Participant in the Plan, except as may be required by Applicable Law, as determined by the Company, and if so required by the laws of a particular jurisdiction, shall apply to all Participants in the relevant Offering except to the extent otherwise permitted by Treasury Regulation Section 1.423-2(f).

13.	Stock

(a)Subject to adjustment upon changes in capitalization of the Company as provided in Section 18 hereof, the maximum number of shares of Common Stock that will be made available for sale under the Plan shall be equal to (i) a number equal to the lesser of (x) 2,000,000 or (y) 1% of the total number of shares of Outstanding Common Stock immediately following the closing of the transactions set forth in the Merger Agreement, plus (ii) any shares of Common Stock added as a result of the following sentence (collectively, the “Share Pool”). The Share Pool will automatically increase on January 1 of each year beginning in 2027 and ending with a final increase on January 1, 2036 in an amount equal to the lesser of (x) 2,500,000 or (y) 1% of the Outstanding Common Stock on the preceding December 31; provided, however, that the Administrator may provide that there will be no January 1 increase in the Share Pool for any such year or that the increase in the Share Pool for any such year will be a smaller number of shares of Common Stock than would otherwise occur pursuant to this sentence.

(b)Until the shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a Participant will only have the rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder will exist with respect to such shares.

(c)Shares of Common Stock to be delivered to a Participant under the Plan will be registered in the name of the Participant or in the name of the Participant and his or her spouse.

14.	Administration

The Plan shall be administered by the Administrator. The Board shall fill vacancies on, and from time to time may remove or add members to, the Administrator. Any power of the Administrator may also be exercised by the Board. The Administrator will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the Plan, to designate separate Offerings under the Plan, to determine eligibility, to adjudicate all disputed claims filed under the Plan, and to establish such procedures that it deems necessary for the administration of the Plan (including, without limitation, to adopt such procedures and sub-plans as are necessary or appropriate to permit the participation in the Plan by employees who are foreign nationals or employed outside the United States, the terms of which sub-plans may take precedence over other provisions of this Plan, with the exception of Section 13(a), but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan). Unless otherwise determined by the Administrator, the employees eligible to participate in each sub-plan will participate in a separate Offering. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Compensation, handling of Contributions, making of Contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures, and handling of stock certificates that vary with applicable local requirements. The Administrator also is authorized to determine that, to the extent permitted by Treasury Regulation Section 1.423-2(f), the terms of an option granted under the Plan or an Offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the Plan or the same Offering to employees resident solely in the United States. The Administrator hereby delegates to and designates the Chief Financial Officer of the Company (or such other officer with similar authority), and to his or her delegates or designates, the authority to assist the Administrator in the day-to-day administration of the Plan. The Administrator may also delegate some or all of its responsibilities to one or more other persons (which may include Company personnel) and, to the extent there has been any such delegation, any reference in the Plan to the Administrator shall include the delegate of the Administrator. Every finding, decision, and determination made by the Administrator will, to the full extent permitted by Applicable Laws, be final and binding upon all parties.

15.	Designation of Beneficiary

(a)If permitted by the Administrator, a Participant may file a designation of a beneficiary who is to receive any shares of Common Stock and cash, if any, from the Participant’s notional account under the Plan in the event of such Participant’s death subsequent to an Exercise Date on which the option is exercised but prior to delivery to such Participant of such shares and cash. In addition, if permitted by the Administrator, a Participant may file a designation of a beneficiary who is to receive any cash from the Participant’s notional account under the Plan in the event of such Participant’s death prior to exercise of the option. If a Participant is married and the designated beneficiary is not the spouse, spousal consent will be required for such designation to be effective.

(b)Such designation of beneficiary may be changed by the Participant at any time by notice in a form determined by the Administrator. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company will deliver such shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent, or relative is known to the Company, then to such other person as the Company may designate.

(c)All beneficiary designations will be in such form and manner as the Administrator may designate from time to time. Notwithstanding Sections 15(a) and 15(b), the Company and/or the Administrator may decide not to permit such designations by Participants in non-U.S. jurisdictions to the extent permitted by Treasury Regulation Section 1.423-2(f).

16.	Transferability

Neither Contributions credited to a Participant’s notional account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged, or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 15) by the Participant. Any such attempt at assignment, transfer, pledge, or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 10 hereof.

17.	Use of Funds

The Company may use all Contributions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such Contributions except under Offerings in which applicable local law requires that Contributions to the Plan by Participants be segregated from the Company’s general corporate funds and/or deposited with an independent third party for Participants in non-U.S. jurisdictions. Until shares of Common Stock are issued, Participants will only have the rights of an unsecured creditor with respect to such shares.

18.	Adjustments, Dissolution, Liquidation, Merger or Other Corporate Transaction

(a)Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock occurs, the Administrator, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number and class of Common Stock that may be delivered under the Plan, the Purchase Price per share and the number of shares of Common Stock covered by each option under the Plan that has not yet been exercised, and the numerical limits of Sections 7 and 13.

(b)Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a New Exercise Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date will be before the date of the Company’s proposed dissolution or liquidation. The Administrator will notify each Participant in writing or electronically, prior to the New Exercise Date, that the Exercise Date for the Participant’s option has been changed to the New Exercise Date and that the Participant’s option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 10.

(c)Merger or Other Corporate Transaction. In the event of a merger, sale, or other similar corporate transaction involving the Company, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute for the option, the Offering Period with respect to which such option relates will be shortened by setting a New Exercise Date on which such Offering Period shall end. The New Exercise Date will occur before the date of the Company’s proposed merger, sale, or other similar corporate transaction. The Administrator will notify each Participant in writing or electronically prior to the New Exercise Date, that the Exercise Date for the

Participant’s option has been changed to the New Exercise Date and that the Participant’s option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 10.

19.	Amendment or Termination

(a)The Administrator, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Exercise Date (which may be sooner than originally scheduled, if determined by the Administrator in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 18). If the Offering Periods are terminated prior to expiration, all amounts then credited to Participants’ notional accounts that have not been used to purchase shares of Common Stock will be returned to the Participants (without interest thereon, except as otherwise required under local laws, as further set forth in Section 12) as soon as administratively practicable.

(b)Without stockholder consent and without limiting Section 19(a), the Administrator will be entitled to change the Offering Periods or Purchase Periods, designate separate Offerings, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with Contribution amounts, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable that are consistent with the Plan.

(c)In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend, or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i)amending the Plan to conform with the safe harbor definition under the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto), including with respect to an Offering Period underway at the time;

(ii)altering the Purchase Price for any Offering Period or Purchase Period including an Offering Period or Purchase Period underway at the time of the change in Purchase Price;

(iii)shortening any Offering Period or Purchase Period by setting a New Exercise Date, including an Offering Period or Purchase Period underway at the time of the Administrator action;

(iv)reducing the maximum percentage of Compensation a Participant may elect to set aside as Contributions; and

(v)reducing the maximum number of shares of Common Stock a Participant may purchase during any Offering Period or Purchase Period.

Such modifications or amendments will not require stockholder approval or the consent of any Participants.

20.	Notices

All notices or other communications by a Participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21.	Conditions Upon Issuance of Shares

(a)Shares of Common Stock will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with all applicable provisions of law, domestic or foreign, including the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b)As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of Applicable Law.

22.	Term of Plan

The Plan will become effective upon the Effective Date. It will continue in effect until terminated pursuant to Section 19.

23.	Stockholder Approval

The Plan will be subject to approval by the stockholders of the Company within 12 months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

24.	Governing Law

This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of State of Delaware (without regard to its choice of law provisions). Any reference in this Plan or in any agreements or other documents hereunder to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule, or regulation of similar effect or applicability.

25.	Severability

If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable for any reason in any jurisdiction or as to any Participant, such invalidity, illegality, or unenforceability shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as to such jurisdiction or Participant as if the invalid, illegal, or unenforceable provision had not been included.

26.	Interpretation

Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference and shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof. Words in the masculine gender shall include the feminine gender, and where appropriate, the plural shall include the singular and the singular shall include the plural. The use herein of the word “including” following any general statement, term, or matter shall not be construed to limit such statement, term, or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation”, “but not limited to”, or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term, or matter. References herein to any agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan.

EXHIBIT A

YARROW BIOSCIENCE, INC.

2026 EMPLOYEE STOCK PURCHASE PLAN

SUBSCRIPTION AGREEMENT

Original Application	Offering Date:
Change in Payroll Deduction Rate

1.                   hereby elects to participate in the Yarrow Bioscience, Inc. 2026 Employee Stock Purchase Plan (the “Plan”) and subscribes to purchase shares of the Company’s Common Stock in accordance with this Subscription Agreement and the Plan. Capitalized terms used but not defined in this Subscription Agreement have the meanings provided under the Plan.

2.I hereby authorize payroll deductions from each paycheck in the amount of            % of my Compensation on each payday (from 1% to 15%) during the Offering Period in accordance with the Plan, commencing with the next Offering Period; provided, however, that, in no event may more than $25,000 of Common Stock be purchased under the Plan in any calendar year. (Please note that no fractional percentages are permitted.)

3.I understand that the payroll deductions will be accumulated for the purchase of shares of Common Stock at the applicable Purchase Price determined in accordance with the Plan. I understand that if I do not withdraw from an Offering Period, any accumulated payroll deductions will be used to automatically exercise my option and purchase Common Stock under the Plan.

4.I have received a copy of the complete Plan and its accompanying prospectus. I understand that my participation in the Plan is in all respects subject to the terms of the Plan.

5.Shares of Common Stock purchased for me under the Plan should be issued in the name(s) of                    (Eligible Employee or Eligible Employee and Spouse only).

6.I understand that if I dispose of any shares received by me pursuant to the Plan within two years after the Offering Date (the first day of the Offering Period during which I purchased such shares) or one year after the Exercise Date, I will be treated for federal income tax purposes as having received ordinary income at the time of such disposition in an amount equal to the excess of the fair market value of the shares at the time such shares were purchased by me over the price that I paid for the shares. The Company may, but will not be obligated to, withhold from my compensation the amount necessary to meet any applicable withholding obligation including any withholding necessary to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Common Stock by me. If I dispose of such shares at any time after the expiration of the holding period, I understand that I will be treated for federal income tax purposes as having received income only at the time of such disposition, and that such income will be taxed as ordinary income only to the extent of an amount equal to the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the Purchase Price which I paid for the shares, or (b) 15% of the fair market value of the shares on the first day of the Offering Period. The remainder of the gain, if any, recognized on such disposition will be taxed as capital gain.

7.I hereby agree to be bound by the terms of the Plan. The effectiveness of this Subscription Agreement is dependent upon my eligibility to participate in the Plan.

Employee’s Social Security #:

Employee’s Address:

I UNDERSTAND THAT THIS SUBSCRIPTION AGREEMENT WILL REMAIN IN EFFECT THROUGHOUT SUCCESSIVE OFFERING PERIODS UNLESS TERMINATED BY ME.

Date:
Signature

EXHIBIT B

YARROW BIOSCIENCE, INC.

2026 EMPLOYEE STOCK PURCHASE PLAN

NOTICE OF WITHDRAWAL

The undersigned Participant in the Offering Period of the Yarrow Bioscience, Inc. 2026 Employee Stock Purchase Plan that began on ______________, ______ (the “Offering Date”) hereby notifies the Company that he or she hereby withdraws from the Offering Period. He or she hereby directs the Company to pay to the undersigned as soon as reasonably practicable all the payroll deductions credited to his or her notional account with respect to such Offering Period. The undersigned understands and agrees that his or her option for such Offering Period will be automatically terminated. The undersigned understands further that no further payroll deductions will be made for the purchase of shares in the current Offering Period and the undersigned will be eligible to participate in succeeding Offering Periods only by delivering to the Company a new Subscription Agreement.

Participant’s Name:

Participant’s Address:

Date:
Signature

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

Item 20. Indemnification of Directors and Officers

Delaware

VYNE and Yarrow are corporations under the DGCL. Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

VYNE

The VYNE Charter contains provisions that eliminate, to the maximum extent permitted by the DGCL, the personal liability of directors for monetary damages for breach of fiduciary duty as a director. The VYNE Charter and VYNE Bylaws provide that VYNE shall indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the DGCL.

VYNE has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the VYNE Charter and the VYNE Bylaws, and it intends to enter into indemnification agreements with any new directors and executive officers in the future.

VYNE has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her incurred by him or her in any such capacity, subject to certain exclusions.

Item 21. Exhibits and Financial Statement Schedules

(a)Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b)Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22. Undertakings

(a)The registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Filing Fee Table” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

(i)

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(ii)

The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Exhibit Number	Description
2.1†*

Agreement and Plan of Merger and Reorganization, dated as of December 17, 2025, by and among VYNE Therapeutics Inc., Yarrow Bioscience, Inc., and Yellow Merger Sub Corp. (included as Annex A to the accompanying proxy statement/prospectus and incorporated herein by reference).

2.2*

Amendment No. 1 to Agreement and Plan of Reorganization, dated as of January 30, 2026, by and among VYNE Therapeutics Inc., Yarrow Bioscience, Inc., and Yellow Merger Sub Corp. (included as Annex B to the accompanying proxy statement/prospectus and incorporated herein by reference).

3.1**	Amended and Restated Certificate of Incorporation of Yarrow Bioscience, Inc., as currently in effect.
3.2**	Bylaws of Yarrow Bioscience, Inc., as currently in effect.

3.3

Amended and Restated Certificate of Incorporation of VYNE Therapeutics Inc. (incorporated by reference to Exhibit 3.1 to VYNE Therapeutics Inc.’s Annual Report on Form 10-K (File No. 001-38356) filed with the SEC on March 17, 2022).

3.4

Certificate of Amendment to the Amended and Restated Certificate of Incorporation of VYNE Therapeutics Inc. (incorporated by reference to Exhibit 3.1 to VYNE Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-38356) filed with the SEC on February 10, 2023).

3.5

Amended and Restated Bylaws of VYNE Therapeutics Inc. (incorporated by reference to Exhibit 3.2 to VYNE Therapeutics Inc.’s Quarterly Report on Form 10-Q (File No. 001-38356) filed with the SEC on November 14, 2022).

4.1

Second Amended and Restated Warrant, by and between VYNE Therapeutics Inc. and Perceptive Credit Holdings II, LP (incorporated by reference to Exhibit 4.1 to VYNE Therapeutics Inc.’s Quarterly Report on Form 10-Q (File No. 001-38356) filed with the SEC on May 11, 2020).

4.2

Second Amended and Restated Warrant, by and between VYNE Therapeutics Inc. and Orbimed Royalty & Credit Opportunities III, LP (incorporated by reference to Exhibit 4.2 to VYNE Therapeutics Inc.’s Quarterly Report on Form 10-Q (File No. 001-38356) filed with the SEC on May 11, 2020).

4.3

Form of Pre-Funded Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 to VYNE Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-38356) filed with the SEC on October 30, 2023).

4.4**	Form of Pre-Funded Warrant.
4.5††**	Investors’ Rights Agreement, dated as of December 17, 2025, by and among Yarrow Bioscience, Inc. and certain parties thereto.

5.1*	Opinion of Cooley LLP, counsel of VYNE Therapeutics Inc.

10.1*	Form of VYNE Support Agreement (included as Annex H to the accompanying proxy statement/prospectus and incorporated herein by reference).

10.2*	Form of Yarrow Support Agreement (included as Annex I to the accompanying proxy statement/prospectus and incorporated herein by reference).
10.3*	Form of Lock-Up Agreement (included as Annex J to the accompanying proxy statement/prospectus and incorporated herein by reference).
10.4*	Form of Securities Purchase Agreement (included as Annex K to the accompanying proxy statement/prospectus and incorporated herein by reference).
10.5	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to VYNE Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-38356) filed with the SEC on December 17, 2025).

10.6††**	Exclusive License Agreement, dated as of December 15, 2025, by and among Shanghai Scizeng Medical Technology Co., Ltd., Yarrow Bioscience, Inc, and the other parties thereto.
10.7#**	Form of Indemnification Agreement between Yarrow Bioscience, Inc. and its directors and executive officers.
10.8#**	Yarrow Bioscience, Inc. 2025 Equity Incentive Plan

10.9#*	Yarrow Bioscience, Inc. 2026 Stock Incentive Plan (included as Annex L to the accompanying proxy statement/prospectus and incorporated herein by reference).
10.10#*	Yarrow Bioscience, Inc. 2026 Employee Stock Purchase Plan (included as Annex M to the accompanying proxy statement/prospectus and incorporated herein by reference).

10.11#**	Offer Letter, dated as of January 6, 2026, between Yarrow Bioscience, Inc. and Rebecca Frey.
10.12#**	Offer Letter, dated as of February 13, 2026, between Yarrow Bioscience, Inc. and Steven Ryder.
10.13#**	Offer Letter, dated as of December 15, 2025, between Yarrow Bioscience, Inc. and Rachael Alford.
10.14#**	Offer Letter, dated as of December 15, 2025, between Yarrow Bioscience, Inc. and Lori Payton.

10.15††

License Agreement (Topical), dated as of August 9, 2021, by and between In4Derm Limited and VYNE Therapeutics Inc. (incorporated by reference to Exhibit 10.1 to VYNE Therapeutics Inc.’s Quarterly Report on Form 10-Q (File No. 001-38356) filed with the SEC on November 10, 2021).

10.16(a)††

License Agreement (Oral), dated as of April 28, 2023, by and between Tay Therapeutics and VYNE Therapeutics Inc. (incorporated by reference to Exhibit 10.1 to VYNE Therapeutics Inc.’s Quarterly Report on Form 10-Q (File No. 001-38356) filed with the SEC on August 14, 2023).

10.16(b)††

Amendment to License Agreement (Topical), dated as of February 12, 2025, by and between Tay Therapeutics Inc. and VYNE Therapeutics Inc. (incorporated by reference to Exhibit 10.19 to VYNE Therapeutics Inc.’s Annual Report on Form 10-K (File No. 001-38356) filed with the SEC on March 6, 2025).

10.17††

Letter Agreement, dated as of August 15, 2025, by and between VYNE Therapeutics Inc. and Tay Therapeutics Limited (incorporated by reference to Exhibit 10.1 to VYNE Therapeutics Inc.’s Quarterly Report on Form 10-Q (File No. 001-38356) filed with the SEC on November 6, 2025).

10.18

Sales Agreement, dated as of March 1, 2024, by and between VYNE Therapeutics Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 10.3 to VYNE Therapeutics Inc.’s Annual Report on Form 10-K (File No. 001-38356) filed with the SEC on March 1, 2024).

10.19

Form of Securities Purchase Agreement, dated as of October 27, 2023, by and among VYNE Therapeutics Inc. and the Purchasers (incorporated by reference to Exhibit 10.1 to VYNE Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-38356) filed with the SEC on October 30, 2023).

10.20

Form of Registration Rights Agreement, dated as of October 27, 2023, by and among VYNE Therapeutics Inc. and the Purchasers (incorporated by reference to Exhibit 10.2 to VYNE Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-38356) filed with the SEC on October 30, 2023).

10.21#

2009 Israeli Share Option Plan (incorporated by reference to Exhibit 10.1 to VYNE Therapeutics Inc.’s (formerly known as Foamix Ltd.) Amendment to the Registration Statement on Form F-1/A (File No. 001-36621) filed with the SEC on September 3, 2014).

10.22(a)#

2011 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.4(a) to VYNE Therapeutics Inc.’s (formerly known as Tigercat Pharma, Inc.) Registration Statement on Form S-1 (File No. 001-38356) filed with the SEC on December 28, 2017).

10.22(b)#

Amendment to 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.4(b) to VYNE Therapeutics Inc.’s (formerly known as Tigercat Pharma, Inc.) Registration Statement on Form S-1 (File No. 001-38356) filed with the SEC on December 28, 2017).

10.23#

Form of Stock Option Agreement under 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.4(c) to VYNE Therapeutics Inc.’s (formerly known as Tigercat Pharma, Inc.) Registration Statement on Form S-1 (File No. 001-38356) filed with the SEC on December 28, 2017).

10.24#

Form of Immediately Exercisable Stock Option Agreement under 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.4(d) VYNE Therapeutics Inc.’s (formerly known as Tigercat Pharma, Inc.) Registration Statement on Form S-1 (File No. 001-38356) filed with the SEC on December 28, 2017).

10.25#

2015 Israeli Share Incentive Plan (incorporated by reference to Exhibit 10.2 to VYNE Therapeutics Inc.’s (formerly known as Foamix Ltd.) Registration Statement on Form F-3 (File No. 001-36621) filed with the SEC on October 21, 2015).

10.26#

2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5(a) to VYNE Therapeutics Inc.’s (formerly known as Menlo Therapeutics Inc.) Registration Statement on Form S-1/A (File No. 001-38356) filed with the SEC on January 12, 2018).

10.27#

Form of Stock Option Grant Notice and Stock Option Agreement under the 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.5(b) to VYNE Therapeutics Inc.’s (formerly known as Menlo Therapeutics Inc.) Registration Statement on Form S-1/A (File No. 001-38356) filed with the SEC on January 12, 2018).

10.28#

Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Agreement under the 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.11(c) to VYNE Therapeutics Inc.’s Annual Report on Form 10-K (File No. 001-38356) filed with the SEC on March 4, 2021).

10.29#

2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to VYNE Therapeutics Inc.’s (formerly known as Menlo Therapeutics Inc.) Quarterly Report on Form 10-Q (File No. 001-38356) filed with the SEC on May 11, 2020).

10.30#

Form of Share Option Grant Notice and Option Agreement under the 2019 Equity Incentive Plan for U.S. and Israeli Employees (incorporated by reference to Exhibit 10.8 to VYNE Therapeutics Inc.’s (formerly known as Menlo Therapeutics Inc.) Quarterly Report on Form 10-Q (File No. 001-38356) filed with the SEC on May 11, 2020).

10.31#

Form of Restricted Share Unit Grant Notice and Restricted Share Unit Award Agreement under the 2019 Equity Incentive Plan for U.S. and Israeli Employees (incorporated by reference to Exhibit 10.9 to VYNE Therapeutics Inc.’s (formerly known as Menlo Therapeutics Inc.) Quarterly Report on Form 10-Q (File No. 001-38356) filed with the SEC on May 11, 2020).

10.32#

Offer Letter, dated as of March 25, 2020, by and between VYNE Pharmaceuticals Inc. and David Domzalski (incorporated by reference to Exhibit 10.13 to VYNE Therapeutics Inc.’s (formerly known as Menlo Therapeutics Inc.) Quarterly Report on Form 10-Q (File No. 001-38356) filed with the SEC on May 11, 2020).

10.33#

Offer Letter, dated as of April 7, 2021, by and between VYNE Pharmaceuticals Inc. and Mutya Harsch (incorporated by reference to Exhibit 10.2 to VYNE Therapeutics Inc.’s Quarterly Report on Form 10-Q (File No. 001-38356) filed with the SEC on May 6, 2021).

10.34#

Offer Letter, dated as of March 7, 2022, by and between VYNE Pharmaceuticals Inc. and Iain Stuart (incorporated by reference to Exhibit 10.12 to VYNE Therapeutics Inc.’s Annual Report on Form 10-K (File No. 001-38356) filed with the SEC on March 17, 2022).

10.35#

Offer Letter, dated as of March 15, 2022, by and between VYNE Pharmaceuticals Inc. and Tyler Zeronda (incorporated by reference to Exhibit 10.13 to VYNE Therapeutics Inc.’s Annual Report on Form 10-K (File No. 001-38356) filed with the SEC on March 17, 2022).

10.36(a)#

VYNE Therapeutics Inc. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to VYNE Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-38356) filed with the SEC on December 13, 2023).

10.36(b)#

First Amendment to VYNE Therapeutics Inc. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to VYNE Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-38356) filed with the SEC on December 12, 2024).

10.37#

Form of Director Option Grant Notice and Option Agreement under the 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to VYNE Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-38356) filed with the SEC on December 13, 2023).

10.38#

Form of Employee Option Grant Notice and Option Agreement under the 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to VYNE Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-38356) filed with the SEC on December 13, 2023).

10.39#

Form of Employee Restricted Share Unit Grant Notice and Restricted Share Unit Award Agreement under the 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to VYNE Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-38356) filed with the SEC on December 13, 2023).

10.40#	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.17 to VYNE Therapeutics Inc.’s Annual Report on Form 10-K (File No. 001-38356) filed with the SEC on March 1, 2024).

21.1

List of Subsidiaries of VYNE Therapeutics Inc. (incorporated by reference to Exhibit 21.1 to VYNE Therapeutics Inc.’s Annual Report on Form 10-K (File No. 001-38356) filed with the SEC on March 6, 2025).

23.1*	Consent of Baker Tilly US, LLP, independent registered public accounting firm of Yarrow Bioscience, Inc.

23.2*	Consent of Baker Tilly US, LLP, independent registered public accounting firm of VYNE Therapeutics Inc.
23.3*	Consent of LifeSci Advisors, LLC.

23.4*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1

Power of Attorney (included on signature page) (incorporated by reference to Exhibit 24.1 to VYNE Therapeutics Inc.’s Registration Statement on Form S-4 (File No. 333-294804) filed with the SEC on March 31, 2026).

99.1

Consent of Rebecca Frey to serve as a director of VYNE Therapeutics Inc., to be renamed Yarrow Bioscience, Inc. (incorporated by reference to Exhibit 99.1 to VYNE Therapeutics Inc.’s Registration Statement on Form S-4 (File No. 333-294804) filed with the SEC on March 31, 2026).

99.2

Consent of Mona Ashiya to serve as a director of VYNE Therapeutics Inc., to be renamed Yarrow Bioscience, Inc. (incorporated by reference to Exhibit 99.2 to VYNE Therapeutics Inc.’s Registration Statement on Form S-4 (File No. 333-294804) filed with the SEC on March 31, 2026).

99.3

Consent of Peter Silverman to serve as a director of VYNE Therapeutics Inc., to be renamed Yarrow Bioscience, Inc. (incorporated by reference to Exhibit 99.3 to VYNE Therapeutics Inc.’s Registration Statement on Form S-4 (File No. 333-294804) filed with the SEC on March 31, 2026).

99.4

Consent of William White to serve as a director of VYNE Therapeutics Inc., to be renamed Yarrow Bioscience, Inc. (incorporated by reference to Exhibit 99.4 to VYNE Therapeutics Inc.’s Registration Statement on Form S-4 (File No. 333-294804) filed with the SEC on March 31, 2026).

99.5

Consent of Steven Hoerter to serve as a director of VYNE Therapeutics Inc., to be renamed Yarrow Bioscience, Inc. (incorporated by reference to Exhibit 99.5 to VYNE Therapeutics Inc.’s Registration Statement on Form S-4 (File No. 333-294804) filed with the SEC on March 31, 2026).

99.6*	Consent of Bill Lundberg to serve as a director of VYNE Therapeutics Inc., to be renamed Yarrow Bioscience, Inc.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File. Formatted in Inline XBRL and contained in exhibit 101.
107*	Filing Fee Table.
†

The annexes, schedules, and certain exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. VYNE hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the SEC upon request.

††	Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the SEC.
#	Indicates a management contract or compensatory plan.
*	Filed herewith.
**	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bridgewater, State of New Jersey, on the 28th day of April, 2026.

VYNE THERAPEUTICS INC.

By:	/s/ David Domzalski
Name: David Domzalski
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ David Domzalski	Chief Executive Officer and Director	April 28, 2026
	David Domzalski	(Principal Executive Officer)

	*	Chief Financial Officer
	Tyler Zeronda	(Principal Financial Officer and	April 28, 2026
Principal Accounting Officer)

	*	Director	April 28, 2026
Sharon Barbari

	*	Director	April 28, 2026
Steven Basta

	*	Director	April 28, 2026
Patrick G. LePore

	*	Director	April 28, 2026
Elisabeth Sandoval Little

*By:	/s/ David Domzalski
David Domzalski
Attorney-in-Fact